UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: France Telecom's 2008 Registration Document as filed with the Autorité des Marchés Financiers on April 10, 2009 (English translation).

Société Anonyme (Public Limited Company) with a share capital of 10,459,964,944 euros

Registered office: 6, place d’Alleray 75505 Paris cedex 15

Paris Trade Register 380 129 866

2008 registration document

This document constitutes the English translation of the France Telecom 2008 Registration Document as filed with the Autorité des Marchés Financiers on April 10, 2009 pursuant to Article 212-13 of the AMF General Regulation.

Table of Contents

nota

4

1. person responsible

5

1.1

PERSON RESPONSIBLE FOR THE INFORMATION CONTAINED IN THE REGISTRATION DOCUMENT

5

1.2

DECLARATION BY THE RESPONSIBLE PERSON

5

2. statutory auditors

7

2.1

STATUTORY AUDITORS

7

2.2

ALTERNATE STATUTORY AUDITORS

7

3. selected financial information

9

3.1

CONSOLIDATED STATEMENT OF INCOME

9

3.2

CONSOLIDATED BALANCE SHEET

9

3.3

CONSOLIDATED STATEMENT OF CASH FLOWS

10

3.4

ORGANIC CASH FLOW

10

4. risk factors

11

4.1

RISKS RELATING TO FRANCE TELECOM’S BUSINESS ACTIVITIES

12

4.2

LEGAL RISKS

17

4.3

RISKS RELATING TO THE FINANCIAL MARKETS

19

5. information about the issuer

23

5.1

HISTORY AND DEVELOPMENT OF THE COMPANY

23

5.2

INVESTMENTS

24

6. overview of the Group’s business

25

6.1

ENVIRONMENT AND STRATEGY

26

6.2

PERSONAL COMMUNICATION SERVICES

30

6.3

HOME COMMUNICATION SERVICES

67

6.4

ENTERPRISE COMMUNICATION SERVICES

86

6.5

EMPLOYMENT AND ENVIRONMENTAL INFORMATION

93

6.6

EXCEPTIONAL EVENTS

102

6.7

DEPENDENCY ON PATENTS

102

6.8

REGULATIONS

103

6.9

SUPPLIERS

121

6.10

INSURANCE

122

7. organization structure

123

8. property, plant and equipment

125

8.1

NETWORKS

126

8.2

REAL ESTATE

136

9. analysis of the financial position and earnings

137

9.1

ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

138

9.2

ANALYSIS OF FRANCE TELECOM S.A.’S FINANCIAL POSITION AND EARNINGS (FRENCH STANDARDS)

185

10. cash flow and capital resources

191

11. innovation, research and development, patents and licenses

193

12. information on trends

195

13. profit forecasts or estimates

197

14. administrative and management bodies and senior management

199

14.1

ORGANIZATION AND OPERATIONS OF THE BOARD OF DIRECTORS

200

14.2

STRUCTURE OF GENERAL MANAGEMENT

212

14.3

INTERNAL CONTROL AND RISK MANAGEMENT

214

14.4

REPORT OF THE STATUTORY AUDITORS

222

15. compensation and benefits paid to directors, officers and senior management

223

15.1

RULES FOR DETERMINING COMPENSATION OF CORPORATE OFFICERS

224

15.2

TOTAL COMPENSATION PAID TO CORPORATE OFFICERS

226

15.3

GROUP MANAGEMENT COMMITTEE COMPENSATION

229

15.4

PROVISIONS FOR PENSIONS, RETIREMENT AND OTHER BENEFITS

229

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 2

16. board practices

231

17. employees

233

17.1

WORKFORCE TRENDS

234

17.2

ORGANIZATION OF WORKING HOURS

237

17.3

COMPENSATION

239

18. major shareholders

245

18.1

DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

245

18.2

DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

246

19. related party transactions

247

20. financial information concerning the issuer’s assets and liabilities, financial position and profits and losses

249

20.1

CONSOLIDATED STATEMENTS

251

20.2

NON CONSOLIDATED STATEMENTS

355

20.3

DIVIDEND DISTRIBUTION POLICY

399

20.4

LEGAL AND ARBITRATION PROCEDURES

399

20.5

SIGNIFICANT CHANGE IN FINANCIAL OR COMMERCIAL SITUATION

400

21. additional information

401

21.1

SHARE CAPITAL

402

21.2

ARTICLES OF ASSOCIATION AND BYLAWS

404

21.3

FACTORS WHICH COULD HAVE AN IMPACT IN THE EVENT OF A TENDER OFFER

407

22. significant contracts

409

23. third party information, statements by experts and declarations of any interest

411

24. documents on display

413

25. information on holdings

415

26. shareholders’ meeting

417

26.1

DRAFT RESOLUTIONS TO BE SUBMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD
ON MAY 26, 2009

418

26.2

REPORT OF THE BOARD OF DIRECTORS OF FRANCE TELECOM ON RESOLUTIONS SUBMITTED TO THE ANNUAL SHAREHOLDERS’ MEETING
- FISCAL YEAR 2008

429

26.3

 STATUTORY AUDITORS’ REPORTS

441

registration document appendices

451

TECHNICAL GLOSSARY

452

FINANCIAL GLOSSARY

458

ANNUAL DOCUMENT PREPARED PURSUANT TO ARTICLE 222-7 OF THE GENERAL REGULATION OF THE AMF

460

CORRESPONDENCE TABLES

462

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 3

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nota

This Registration Document serves as:

•

the annual financial report prepared pursuant to Articles L. 451-1-2 of the French Monetary and Financial Code and 222-3 of the AMF General Regulation;

•

the management report prepared pursuant to Articles L. 225-100, L. 225-100-2, L. 225-100-3, L. 225-102, L. 225-102-1, L. 225-211, L. 232-1, L. 232-6, L. 233-6, L. 233-13 and L. 233-26 of the French Commercial Code, 223-26 of the AMF General Regulation and 243 A of the French General Tax Code;

•

the Chairman’s report on corporate governance and internal control prepared pursuant to Article L. 225-37 of the French Commercial Code.

Correspondence tables between the information legally required in these reports and this Registration Document are set out on pages 462 to 464.

Information incorporated by reference

Pursuant to Article 28 of Commission Regulation (EC) no. 809/2004, the following information is incorporated by reference into this document:

•

the consolidated financial statements and the corresponding audit report set out on pages 58 to 160 of the 2007 Annual Financial Report forming volume 2 of the 2007 France Telecom Registration Document filed with the AMF on March 5, 2008, as well as the Group’s Management Report set out on pages 5 to 56 of the same document;

•

the consolidated financial statements and the corresponding audit report set out on pages 89 to 197 of the 2006 Financial Report forming volume 2 of the 2006 France Telecom Registration Document filed with the AMF on March 30, 2007, as well as the Group’s Management Report set out on pages 1 to 88 of the same document.

The website references in this document are for reference only: the information on these websites is not incorporated by reference into this document.

Definition

In this Registration Document, unless otherwise indicated, the terms “Company” and “France Telecom S.A.” refer to France Telecom S.A. and the terms “France Telecom”, the “Group” and the “France Telecom group” refer to France Telecom S.A. together with its consolidated subsidiaries.

Forward-looking information

This document contains forward-looking statements about France Telecom’s business, including without limitations certain statements made in Section 6.1 Environment and Strategy and Chapter 12 Information on Trends. These forward-looking statements are sometimes identified by the use of the future and conditional and words such as “expects”, “should”, “estimates”, “believes” or “may”.

Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others:

•

overall trends in the economy in general and in France Telecom’s markets;

•

the effectiveness of the integrated operator strategy including the success and market acceptance of the Orange brand and other strategic, operating and financial initiatives;

•

France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry;

•

regulatory developments and constraints, as well as the outcome of legal proceedings;

•

risks and uncertainties related to international operations;

•

exchange rate fluctuations.

Except to the extent required by law (in particular pursuant to Article 223-1 of the AMF General regulation), France Telecom does not undertake any obligation to update forward-looking statements.

The most significant risks are described in Chapter 4 Risk factors.

Glossaries

A glossary of the technical terms and of financial terms is provided on pages 452 et seq. of this document.

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 4

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1. person responsible

1.1     PERSON RESPONSIBLE FOR THE INFORMATION CONTAINED IN THE REGISTRATION DOCUMENT

Chairman and Chief Executive Officer

Didier LOMBARD

1.2     DECLARATION BY THE RESPONSIBLE PERSON

“After having taken all reasonable measures in this regard, I hereby certify that the information in this Registration Document is, to the best of my knowledge, in accordance with the facts, with no omissions likely to affect its import.

I hereby certify that, to the best of my knowledge, the financial statements have been prepared in accordance with applicable accounting standards and give a true and fair view of the assets and liabilities, financial position and results of the Company and of all consolidated companies, and that the Management Report set out on pages 138 to 190 of this Registration Document presents a true image of the business performance, results and financial position of the Company and of all consolidated companies as well as a description of the major risks and uncertainties facing them.

I have received a work completion letter from the statutory auditors, in which they state that they have verified the information regarding the financial position and financial statements presented in this document and have read the whole document .

The statutory auditors have issued reports on the historical financial information presented in this document. These reports contain the following observations:

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ended December 31, 2008 set out on page 354 of this document, the statutory auditors drew the reader’s attention to the European Commission’s ruling in relation to the French business tax regime as described in Note 30 on litigation, and to the change in accounting method following the first-time application of IFRIC 13 “Customer Loyalty Programmes” from January 1, 2008 discussed in Note 1.2.

Without qualifying their opinion on the financial statements, in their report on the separate financial statements for the year ended December 31, 2008 set out on page 397 of this document, the statutory auditors drew the reader’s attention to the European Commission’s ruling in relation to the French business tax regime as described in Note 9.1 on litigation.

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ended December 31, 2007 set out on page 58 of the 2007 Annual Financial Report forming volume 2 of Registration Document D. 08-0093, the statutory auditors drew the reader’s attention to the European Commission’s ruling in relation to the French business tax regime as described in Note 33 on litigation.

Without qualifying their opinion on the financial statements, in their report on the consolidated financial statements for the year ended December 31, 2006 set out on page 89 of the Financial Report forming volume 2 of Registration Document D. 07-0254, the statutory auditors drew the reader’s attention to the European Commission’s ruling in relation to the French business tax regime as described in Note 33 on litigation.”

Paris, April 10, 2009

Chairman and Chief Executive Officer

Didier LOMBARD

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 5

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2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 6

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2. statutory auditors

2.1     STATUTORY AUDITORS

Ernst & Young Audit

Represented by Christian Chiarasini

11, allée de l’Arche

92037 Paris-La Défense Cedex

Ernst & Young Audit was appointed by Government decree of September 18, 1991. Its term of office was subsequently renewed by Government decrees of May 14, 1997 and of May 27, 2003 for a period of six years.

Deloitte & Associés

Represented by Etienne Jacquemin and Jean-Paul Picard

185, avenue Charles de Gaulle

92524 Neuilly-sur-Seine Cedex

Deloitte Touche Tohmatsu (now known as Deloitte & Associés) was appointed by Government decree on May 27, 2003 for a period of six years.

2.2     ALTERNATE STATUTORY AUDITORS

Auditex

Tour Ernst & Young

Faubourg de l’Arche

11, allée de l’Arche

92037 Paris-La Défense Cedex

BEAS

7-9, villa Houssay

92524 Neuilly-sur-Seine Cedex

Auditex and BEAS were appointed by Government decree on May 27, 2003 for a period of six years.

The terms of office of all the statutory auditors expire at the end of the Annual Shareholders’ Meeting of May 26, 2009.

The Board Meeting of March 24, 2009 resolved to ask the Annual Shareholders’ Meeting to reappoint all the Statutory Auditors (see Chapter 26 Shareholders Meeting).

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 7

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2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 8

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3. selected financial information

The selected financial information presented below relating to the years ended December 31, 2004, 2005, 2006, 2007 and 2008 is extracted from the Consolidated Financial Statements audited by Ernst & Young Audit and Deloitte & Associés.

The Selected Financial Information for fiscal years ended December 31, 2007 and 2008 must be read together with:

•

the consolidated financial statements in Chapter 20 Financial Information concerning the Issuer’s Assets and Liabilities, Financial Position and Profits and Losses;

•

the Group’s management report in Chapter 9 Analysis of the Group’s Financial Position and Earnings in this Registration Document;

•

the financial glossary on page  458 of this Registration Document.

3.1     CONSOLIDATED STATEMENT OF INCOME

Amounts in accordance with IFRS	2008		2007		2006		2005		2004
Revenues	53,488	100.0%	52,959	100.0%	51,702	100.0%	48,082	100.0%	45,285	100.0%
Gross operating margin	19,399	36.3%	19,116	36.1%	18,539	35.9%	17,953	37.3%	17,516	38.7%
Operating income	10,272	19.2%	10,799	20.4%	6,988	13.5%	10,498	21.8%	8,770	19.4%
Finance costs, net	(2,987)	(5.6)%	(2,650)	(5.0)%	(3,251)	(6.3)%	(3,367)	(7.0)%	(3,645)	(8.0)%
Consolidated net income after tax of continuing operations	4,492	8.4%	6,819	12.9%	1,557	3.0%	5,712	11.9%	2,796	6.2%
Consolidated net income after tax of discontinued operations	0	0.0%	0	0.0%	3,211	6.2%	648	1.3%	414	0.9%
Consolidated Net income after tax (attributable to equity holders of France Telecom S.A.)	4,069	7.6%	6,300	11.9%	4,139	8.0%	5,709	11.9%	3,017	6.7%
Net earnings per share – base (1)	1.56		2.42		1.59		2.28		1.23
Net earnings per share – diluted (1)	1.54		2.36		1.57		2.20		1.22
Dividend per share for the year	1.40 (2)		1.30		1.20		1.00		0.48
(1) Earnings per share on a comparable basis. (2) Subject to approval by the Ordinary General Shareholders’ Meeting of May 26, 2009.

3.2     CONSOLIDATED BALANCE SHEET

Amounts in accordance with IFRS	2008	2007	2006	2005	2004
Intangible fixed assets, net (1)	45,262	48,047	50,230	52,591	43,221
Property, plant and equipment, net	26,534	27,849	28,222	28,570	26,502
Total assets	95,295	101,183	103,171	109,350	98,693
Net financial debt	35,859	37,980	42,017	47,846	49,822
Shareholders’ equity (attributable to equity holders of France Telecom S.A.)	27,600	30,053	26,794	24,860	14,451
(1) Includes goodwill and other intangible assets.

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3.3     CONSOLIDATED STATEMENT OF CASH FLOWS

	2008	2007	2006	2005	2004
Net cash provided by operating activities	14,999	14,644	13,863	13,374	12,697
Net cash used in investing activities	(8,035)	(6,881)	(4,691)	(11,677)	(5,591)
Purchases of property, plant and equipment and intangible assets	(7,140)	(7,064)	(7,039)	(6,142)	(5,141)
Net cash used in financing activities	(6,057)	(7,654)	(9,271)	(860)	(7,346)
Cash and cash equivalents at end of year	4,800	4,025	3,970	4,097	3,153

3.4     ORGANIC CASH FLOW

	2008	2007	2006	2005	2004
Net cash provided by operating activities	14,999	14,644	13,863	13,374	12,697
Purchases of property, plant and equipment and intangible assets	(7,140)	(7,064)	(7,039)	(6,142)	(5,141)
Increase (reduction) from suppliers of fixed assets	(76)	125	228	34	(67)
Proceeds from sale of tangible and intangible assets	233	113	105	215	199
Organic cash flow	8,016	7,818	7,157	7,481	7,688

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 10

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4. risk factors

4.1

RISKS RELATING TO FRANCE TELECOM’S BUSINESS ACTIVITIES

12

4.2

LEGAL RISKS

17

4.3

RISKS RELATING TO THE FINANCIAL MARKETS

19

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In addition to the other information contained in this Registration Document, investors should carefully consider the risks described below before making any investment decision. These risks, or any one of them, could have an adverse effect on France Telecom’s business activities, financial position or results. Moreover, additional risks not currently known to France Telecom, or risks that France Telecom currently deems immaterial, may have a similar adverse effect and investors could lose all or part of their investment.

The risks discussed in this chapter involve:

•

risks relating to France Telecom’s business activities (see Section 4.1);

•

risks of a legal nature (see Section 4.2);

•

risks relating to the financial markets (see Section 4.3).

Within each section, the risk factors are set out in what the Company’s believes to be the order of decreasing importance. The occurrence of new external or internal events may cause France Telecom to review this order of importance in the future.

Risks are also discussed extensively in several other chapters:

•

for regulatory risks and risks stemming from regulatory pressures, see Section 6.8 Regulations and Note 30 Litigation to the consolidated financial statements;

•

for risks relating to the vulnerability of the technical infrastructure and environmental risks see Section 6.5 Employment and Environmental Information;

•

for risks relating to the financial markets, see:

•

Note 27 Other Information on Exposure to Market Risks and Financial Instruments to the consolidated financial statements in respect of the management of interest rate, currency, liquidity, covenant, counterparty and equity market risks,

•

Note 22 Derivative Instruments to the consolidated financial statements.

The framework for managing interest rate, currency and liquidity risks is laid down by the Treasury and Financing Committee. See Section 14.3.1 Control environment:

•

with respect to insurance, see Section 6.10 Insurance;

•

more generally, the risk management framework within the France Telecom group is covered as a whole in the Chairman’s report on corporate governance and internal control (see Section 14.3 Internal Control and Risk Management).

4.1     RISKS RELATING TO FRANCE TELECOM’S BUSINESS ACTIVITIES

The current economic crisis may have a material adverse effect on France Telecom’s business activities.

The deterioration in the financial environment since the second half of 2007 accelerated in the second half of 2008. The resulting economic crisis has led to a pronounced slowdown in the global economy that could continue and/or worsen.

France Telecom’s revenues are dependent on household and corporate spending. The deterioration in economic conditions and economic activity, the strong desire of both public and private sector players to reduce their costs (including refraining from buying new products and services), as well as a possible return to inflationary conditions are all factors that could materially adversely impact France Telecom’s business activities, revenues and results.

In addition, content-related services represent an increasingly important growth driver for France Telecom. In a difficult economic climate, these services could be considered discretionary by some customers, resulting in a decrease in revenues and growth outlook.

Accordingly, in the event that the economy, and more specifically the level of economic activity and growth in the markets in which France Telecom operates, does not to recover, its results and financial position would be materially adversely affected.

Should the economic climate deteriorate further, France Telecom may decide to scale back capital expenditures in order to protect organic cash flow generation. The Group believes that it has flexibility in terms of the amount and timing of its capital expenditure program, but a lasting reduction in capital expenditure levels below certain thresholds could affect France Telecom’s future growth.

In order to respond to the rapid and profound changes in the telecommunications sector in France and abroad, France Telecom has opted for an integrated operator strategy. Should this strategy prove ineffective or unsuited to the challenges presented by the changes in its business, France Telecom’s financial position and results could be adversely affected.

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 12

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As a result of the rapid changes to the telecommunications sector in France and abroad, France Telecom has decided to maintain and bolster its integrated operator strategy. The plan for transforming France Telecom into an integrated operator is based on the development of convergent ﬁxed-line telephony / mobile telephony / broadband Internet service offers, the strengthening of the Orange brand, the migration to the Internet, the growth in new business activities such as content, audience advertising and e-health, and the Group’s internationalization and cost cutting. The success of this strategy is, however, not guaranteed, and its failure could have an adverse impact on France Telecom’s financial position and results.

If France Telecom fails to successfully implement this integrated operator model or succeeds only partially, France Telecom’s business activities, financial position and results would be adversely affected.

The successful implementation of this strategy depends on the following:

•

ability to pool the various networks, IT systems, service platforms, shared service centers and call centers, by strengthening the Group’s integration across the board;

•

ability to simultaneously manage development efforts relating to research and development, strategic partnerships, centralized strategic marketing and the launch of convergent offers;

•

ability to develop, put in place and market innovative, integrated, “multi-network” and “multi-handset” services that are readily accessible and easy to use;

•

ability to offer broadband services and multimedia content that match customer demand on an interactive, personalized and multi-screen basis;

•

ability to carry out the accelerated transformation of the Group’s structures, operating procedures and cost structure, with in particular savings on purchasing and network costs;

•

ability to develop the Group’s expertise and, in particular in France, to replace expertise in key fields by taking advantage of the increase in retirements;

•

ability via acquisitions to improve the Group’s position in high-growth geographic markets;

•

ability to adapt to a further deterioration in the economic climate and situation, which would call for a bigger adjustment to its capital expenditure levels than planned.

If France Telecom fails to implement this integrated operator model or succeeds only partially or not quickly enough, its business activities, financial position and results could be adversely affected.

France Telecom has adopted a single brand strategy (Orange) that may in certain circumstances not be as successful as anticipated and could magnify any image problem.

This strategy is primarily based on:

•

the placing of the Group’s services and products under the Orange brand, and the use of the brand for new offers such as multi-play or content;

•

the development of the attractiveness of the Orange brand in all the countries in which the Group operates; and

•

paying particular attention to the satisfaction of the brand’s customers by ensuring that the services offered respond to the customer’s needs, are simple to use and of a high quality.

If the development of the brand does not to achieve the anticipated success or the brand’s image becomes tarnished, in particular through its extension to new services, products or countries, France Telecom’s business activities, financial position and results could be adversely affected.

The profound transformation of the telecommunications sector is continuing. Shortcomings in the way in which France Telecom adapts to technological developments and new customer behavior could result in the loss of customers and market share in the sectors in which it operates, adversely affecting its revenues, margins and results.

The telecommunications sector has undergone profound changes in recent years, and France Telecom believes that these changes are continuing at the same rapid pace, with growth in both mobile and fixed-line broadband speeds, improved performance of handsets and network platforms and widespread all-IP usage. If France Telecom fails to rapidly and cost-effectively adapt its networks, technologies (including technologies acquired from third parties under patents, licenses and partnerships), processes and services in response to developments in the telecommunications sector and in customer expectations, it may not be able to compete effectively. As a result, France Telecom may lose customers or market share or be obliged to spend significant sums to retain them. Its financial position, margins and results could thus be adversely affected.

In addition, the new technologies that France Telecom decides to develop, in particular fiber to the home (FTTH), may require significant levels of capital expenditures, with lower profit margins or over a longer period than initially anticipated.

The intense competition in the telecommunications sector, including from new entrants to the sector, may affect France Telecom’s resources.

France Telecom faces intense competition in the main markets in which it operates. This competition has resulted, in particular, in an increase in customer retention costs, lower rates (in particular in the fixed-line market and more recently in the mobile market) and the need to carry out new major capital expenditures. In the mobile market in France, competition could further intensify as a result of the granting of a fourth 3G license.

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 13

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Moreover, new players from sectors that are either unregulated or subject to different regulations (Internet players such as Yahoo, Google, MSN, Skype or audiovisual players) have moved into the electronic communications market. The France Telecom group has set itself the goal of in turn developing its business in new fields connected with its core business, in particular, relating to the offering of content or advertising audiences or the use of IT and communications technologies in the healthcare sector.

If France Telecom fails to develop its business as planned, or if the new actors succeed in progressively establishing themselves throughout the electronic communications value chain, this could over the medium-term result in:

•

an erosion in rates and margins on France Telecom’s products and services;

•

a loss of market share;

•

an increase in costs associated with capital expenditures on the new technologies required to retain its customers and market share; and

•

in sum, increased pressure on France Telecom’s profit margins.

For further information on the competition faced by the France Telecom group in each of the traditional business segments (fixed-line, mobile, business), see Chapter 6 Description of Activities.

If growth in mobile telephony and Internet revenues slows as a result of the maturing of major European markets, and if revenues from the development of new convergent, broadband and content services fail to fill the resulting gap, France Telecom’s revenues may not grow or could even decrease, reducing margins and negatively impacting its profitability.

At constant exchange rates and scope of consolidation, the rise in France Telecom’s revenues in recent years has been primarily due to the rapid growth in its mobile communications and Internet businesses, in line with that in the Internet and mobile communications markets in Europe. However, these markets are already showing signs of maturity, and even saturation in certain cases.

At present, a portion of the revenue growth depends on France Telecom’s ability to offer broadband related services that meet customer demand, in particular in terms of multimedia content.

If the markets, particularly France, Poland, the United Kingdom and Spain, do not continue developing in particular with respect to convergent, broadband and content services, while revenues from basic services (fixed-line and mobile telephony, Internet access) stagnate or France Telecom’s market share in these services falls, France Telecom’s revenues may not grow and could even decrease, which could affect its financial position and results.

Similarly, all these markets could be adversely affected by the economic crisis or an intensification in competition (particularly following the granting of a fourth 3G license), which could cause revenues to decrease faster than expected.

For further information on France Telecom’s revenue performance and a breakdown thereof in 2008, see the Group’s Management Report, Section 9.1.2.1.1 Revenues.

For further information on the competition faced by the France Telecom group in each of the traditional business segments (fixed-line, mobile, business) in which it operates, see Chapter 6 Description of Activities.

If France Telecom is unable to reduce its costs, its operating margins, financial position and results could be adversely affected.

One of France Telecom’s goals is to cut costs, in particular its commercial expenses and its fixed costs which, in the countries in which it is the incumbent operator, continue to be higher than those of some of its competitors. Keeping down capital expenditures is also a key factor with regard to profitability.

This cost control depends in particular on:

•

an ability to pool the various networks, IT systems, service platforms, shared service centers and call centers, by strengthening the Group’s integration across the board;

•

an ability to carry out the accelerated transformation of the Group’s structures and operations, and the Group’s cost structure, with in particular savings on purchasing and network costs and the outsourcing of certain services.

If France Telecom is unable to achieve this to a sufficient degree or sufficiently quickly, its margins, financial position and results could be adversely affected.

France Telecom has recognized substantial amounts of goodwill as a result of acquisitions made since 1999. Impairment losses on this goodwill, likely to have a material adverse effect on France Telecom’s balance sheet and results, could be recognized.

France Telecom has recognized substantial amounts of goodwill in connection with its acquisitions since 1999, in particular the acquisitions of Orange, Equant, Amena and the equity interest in TP SA. At December 31, 2008, goodwill amounted to approximately 30.8 billion euros.

Pursuant to IFRS, the present value of goodwill is reviewed annually and, when events or circumstances indicate that an impairment loss may occur, France Telecom recognizes an impairment loss on this goodwill, particularly in the case of events or circumstances that involve material adverse changes of a permanent nature affecting the economic climate or the assumptions and targets used at the time of the acquisition. In particular, France Telecom recognized impairment losses in respect of its interests in Equant, the TP Group and some Orange and Wanadoo subsidiaries in 2002, 2003, 2004 and 2006. New events or adverse circumstances could occur that would cause France Telecom to review the present value of its goodwill and to recognize further substantial impairment losses that could have a material adverse effect on its results.

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In addition, when reviewing the present value of goodwill, France Telecom carries out impairment tests at the level at which the Group assesses the return on investment on the goodwill. This level may be a cash generating unit or a group of cash generating units within the same business or geographic region. The scope of these groups of cash generating units may be reviewed as a result of changes in the Group’s structure, as was the case in 2007 (see Note 6 Impairment to the consolidated financial statements). Moreover, the possible adoption of new rules regarding the definition of business segments could require the Group to review the groups currently defined. Such changes may have an impact on the outcome of impairment tests and, accordingly, on the impairment losses recognized.

For further information on the impairment of goodwill, see Section 9.1.2.2 From Group Gross Operating Margin to Operating Income.

The value of France Telecom’s international investments in telecommunications companies outside Western Europe, as well as the attainment of the expected return on investment, could be materially adversely affected by political, economic and legal developments in those countries.

France Telecom has invested in telecommunications operators in Eastern Europe, the Middle East, Asia and Africa, and plans to make further investments in various countries in these regions. The Group’s growth in fact largely depends on its increased presence, particularly via acquisitions, in high-growth geographic markets.

The political, economic and legal or labor situations in certain countries in these regions may change in an unpredictable manner, as happened in the Ivory Coast. Furthermore, the growth outlook used when making these investments may not reflect what actually occurs, in particular as a result of the impact of the economic crisis, and in this event, France Telecom may not be able to achieve the expected return on investment. Finally, certain planned changes, which should have a positive or stabilizing influence on France Telecom’s business activities and results, such as the adoption of the euro by Poland and Romania, could be delayed. Such political, economic or legislative changes may adversely affect the business activities of companies in which France Telecom has invested or may invest in the future. This could affect the value of these investments or France Telecom’s results.

The technical infrastructure of telecommunications operators is vulnerable to damage or interruptions caused by floods, storms, fires, war, acts of terrorism, other intentionally harmful acts and other similar events.

A natural disaster, such as the storm Klaus which struck in early 2009, Hurricane Dean in Martinique in August 2007 and the storms in December 1999, which disrupted service in France in early 2000, and other unexpected occurrences affecting France Telecom’s facilities or any other incident or failure of its networks may result in serious damage with a high repair cost. In 2000, these repair costs amounted to roughly 150 million euros. In certain cases, France Telecom has no insurance for damage to its aerial lines and must assume the full cost of the damage itself.

Technical network and IT system failures may reduce traffic, lower revenues and harm the reputation of operators or the sector as a whole.

Damage, as well as interruptions to services provided to customers, may also occur following outages (hardware or software), human error or sabotage to critical hardware or software. As a result of the rationalization of the network based on the implementation of all-IP technologies, the increase in the size of the service platforms and the relocation of equipment into fewer buildings, such service interruptions may in the future affect a greater number of customers. While impossible to quantify, the impact of such events occurring at country level could result in customer dissatisfaction, a decrease in France Telecom’s traffic and revenues and government intervention in the country or countries affected.

Finally, the risk of failure of the internal France Telecom IT system has increased due to the accelerated implementation of new services and applications relating to billing and customer relationship management. More specifically, incidents (including the possible loss of control over personal data) may occur during the implementation of new applications or software.

Concerns have been raised as to possible health risks of exposure to mobile telecommunications equipment, which could result in a decrease in the use of mobile telecommunication services or additional difficulties in deploying cell phone towers and wireless networks, or additional lawsuits, which could have adverse effects on France Telecom’s results.

In certain countries in which France Telecom carries on its mobile telephony business, concerns have been raised regarding the possible health risks to humans of exposure to RF (radio frequency) emissions or electromagnetic fields emitted by telecommunications equipment (such as mobile telephones, cell phone towers, Wi-Fi). These concerns have been taken up by public opinion campaigns. The European Commission’s Scientific Committee on Emerging and Newly Identified Health Risks (SCENIHR) concluded in January 2009 that exposure to RF is unlikely to lead to an increased cancer risk in humans but recommended that further studies be carried out to identify whether long-term exposure (well over ten years) could pose some cancer risk. Although the public exposure limits for cell phone towers and wireless networks recommended by the ICNIRP were confirmed by the European Commission in September 2008, certain countries such as Switzerland and Belgium have set lower authorized levels and other countries are considering similar measures. As regards mobile telephones, the possibility that their use may pose a health risk cannot be absolutely discounted even though there is at present no scientific evidence to this effect. In May 2006, the World Health Organization recommended further studies to determine whether additional RF exposure from mobile telephones could pose health risks. Pending the publication of the findings of current studies, certain health authorities are issuing various usage precautions to reduce users’ exposure to electromagnetic fields.

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The potential risks, or the public’s perception of the risks, could have a material adverse effect on France Telecom’s results or financial position due to the risk of a decrease in the number of customers, lower usage per customer, a slowdown in the roll-out of transmitter sites and an increase in the cost of their roll-out, a tarnishing of the Orange brand, an increase in lawsuits or other reasons including acts of vandalism on transmitter sites. Moreover, France Telecom cannot be certain that future scientific research publications or medical research in general will rule out any link between RF emissions and health risks. If such a link were discovered, it could have a material adverse impact on France Telecom’s business activities and results.

For further information, see Section 6.5.2.7 Environmental Information – Electromagnetic Fields

The activities conducted by a telecommunications network operator require the use of certain facilities, products or substances that may represent an environmental hazard or nuisance.

France Telecom believes that its telecommunications operator activities present no major environmental risks. Indeed, these activities do not employ any production processes that seriously threaten rare or non-renewable resources, natural resources (water, air) or biodiversity (see Section 6.5 Employment and Environmental Information).

France Telecom does, however, use certain facilities, products or substances that might represent environmental hazards or nuisances. Prevention programs have been adopted in respect of the corresponding risks.

In general, France Telecom follows the rules governing the recognition of environmental liabilities, and in particular the rules concerning provisions for site remediation and dismantling, in accordance with applicable legislation and regulations (see Note 24 Provisions to the consolidated financial statements). France Telecom cannot, however, rule out the possibility of a legislative or regulatory change that would require it to incur additional expense and to record larger provisions in this respect.

Wherever it operates, France Telecom is exposed to risks relating to its ability to attract and retain skilled personnel in its strategic professions.

France Telecom’s success depends in part on its ability to attract highly-skilled personnel in all the countries in which it operates and to retain and motivate its best employees. If France Telecom is not sufficiently attractive, compared to its competitors, in recruiting when needed the skilled personnel necessary to develop its business, its commercial activities and operating income could be adversely affected.

In addition, in light of the accelerated retirement of Group employees in France anticipated over the medium term, France Telecom will accelerate hiring in its key professions while continuing programs favoring internal job mobility and outplacement. If France Telecom is unable to retain expertise within the Group and maintain sufficient continuity with regard to the management of ongoing projects, its commercial activities and operating income could be adversely affected.

Lastly, outsourcing programs are in place in certain countries in which the Group operates to cover future recruitment problems. These programs may also result in a loss of expertise or ultimately require the outsourced service to be re-acquired.

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4.2     LEGAL RISKS

France Telecom is continually involved in legal proceedings and disputes with regulatory authorities, competitors or other parties. The outcome of such proceedings is generally uncertain and could have a material impact on its results or financial position.

France Telecom’s position as the main operator and provider of network and telecommunications services in France and Poland, and one of the leading telecommunications operators worldwide, attracts the attention of competitors and competition authorities. Accordingly, a number of European Commission investigations into France Telecom’s possible receipt of state aid in France are ongoing and involve very substantial sums. In addition, France Telecom - in particular in France and Poland - is frequently involved in legal proceedings with its competitors and with the regulatory authorities due to its preeminent position in the markets in which it operates, and the complaints filed against France Telecom can, in certain cases, be very substantial. The outcome of lawsuits is by definition unpredictable. In the case of litigation related to competition law, the maximum level of fines provided for by law is 10% of the consolidated revenues of the company at fault (or the group to which it belongs, as the case may be). In 2007, the Office for Electronic Communications (OEC) in Poland imposed a fine of 86 million euros on the TP Group for non-compliance with its regulatory obligations and in 2005, the French competition authorities fined France Telecom 40 million euros and 80 million euros for abuse of its dominant position followed by a 256 million euros fine for collusion.

The main proceedings in which France Telecom is involved are described in Note 30 Litigation to the consolidated financial statements. Developments in or the results of some or all of the ongoing proceedings could have a material impact on its results or financial position.

France Telecom continues to operate in highly regulated markets, where its flexibility to manage its business is limited and where it is subject to constant regulatory pressures.

In most countries in which it operates, France Telecom must comply with various regulatory obligations governing the provision of its products and services, primarily relating to the obtaining of licenses, as well as oversight by authorities seeking to maintain effective competition in the electronic communications markets. Furthermore, in certain countries France Telecom faces a number of regulatory constraints as a result of its historically dominant position in the fixed-line telecommunications market, in particular in France and Poland.

France Telecom believes that, in general and in all countries, it complies with all specifically applicable regulations as well as the terms of its operator licenses, but it cannot predict how oversight authorities or courts that may be asked or have already been asked to resolve a certain number of claims will decide on the issue.

For further information on regulations, see Section 6.8 Regulations.

France Telecom’s business activities and results could be materially adversely affected by legislative or regulatory developments or by changes in governmental policy.

France Telecom’s business activities and operating income may be materially adversely affected by legislative, regulatory or government policy changes, and in particular by decisions taken by regulatory and competition authorities in connection with:

•

the granting, modification or renewal of licenses. In this regard, the relevant French authorities announced their intention to launch another call for bids for the granting of a fourth 3G license in France;

•

the opening up of France Telecom’s networks and civil engineering infrastructure to rival network operators;

•

service rates. For example, at the request of Arcep a further cut in call termination prices will take place in France in July 2009; in addition, in 2007, the European Commission imposed cuts in international roaming rates and, in September 2008, a draft regulation was adopted by the Commission with a view to extending this cut to 2013 and to introducing ceilings for SMS roaming rates. Other proposals are being examined, such as the draft recommendation on call terminations released for consultation by the Commission in June 2008.

Such decisions could have a material adverse effect on results.

France Telecom may not fully benefit from the opportunities presented by market liberalization in those countries in which the Group is not the incumbent operator.

In the markets in which France Telecom is not the incumbent operator, regulators may follow a policy that favors the incumbent operator to the detriment of France Telecom or other new operators, by failing to sufficiently encourage the conditions necessary for, and the development of, effective competition, and in particular unbundling which is a key factor in the fixed-line broadband market.

Such a policy could have a material adverse effect on France Telecom’s results in these countries.

The integrated operator and convergence offer strategy developed by France Telecom and by other telecommunications and media sector players could be adversely affected by legislative changes or a confirmation of current case law, in particular with regards to bans on tie-in sales or to restrictions placed on exclusive partnerships.

France Telecom’s business activities and operating income may be materially impacted by legislative, regulatory or government policy changes, and in particular by decisions by regulatory and competition authorities in connection with France Telecom’s possible move into new markets, or the possibility of developing products and services resulting in the convergence of various markets in which France Telecom operates in countries such as France or Poland.

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In this regard, the current regulatory uncertainty has given rise to litigation relating in particular to exclusive relationships between audiovisual distributors and telecommunications operators. For example, on February 23, 2009, the Paris Commercial Court prohibited France Telecom from tying content on the Orange Foot TV channel to subscription for an ADSL Orange access, contrary to earlier case law and certain opinions from the competition authorities. At the same time, the French Competition Authority is in the process of responding to a request for advice from the French Government, apparently specifically on exclusive relations between audiovisual distributors and telecommunications operators. Changes in the applicable regulations governing this issue or the confirmation of the ruling handed down by the Paris Commercial Court, which has been appealed, could result in France Telecom reviewing its content purchasing strategy. These developments could have an adverse impact on France Telecom’s business activities and results.

Similarly, the decision of the French Competition Council to suspend the exclusive arrangement between Orange, its distributors and Apple for the marketing of the iPhone in France could, if the decision is upheld and it becomes definitive, result in France Telecom reviewing its strategy of exclusive partnerships in France.

France Telecom faces risks relating to certain subsidiaries and joint ventures in which it shares control or does not hold a controlling interest.

France Telecom carries on some of its business activities via companies it does not control. The documents of incorporation or agreements governing some of these businesses provide that certain key decisions such as the approval of business plans or the timing and amount of dividend payments require the approval of France Telecom’s partners. Should France Telecom and its partners disagree regarding these decisions, the contribution of these companies to France Telecom’s results and the strategy pursued by France Telecom in the countries in which these companies are located could be adversely affected.

Such risks may in particular involve Mobinil, an Egyptian subsidiary of France Telecom, 71.25% consolidated, as well as the operator in Mauritius (Mauritius Telecom), 40% consolidated, in which France Telecom shares control with another shareholder.

For more information on the outcome of the arbitration proceedings between France Telecom and Orascom, see Section 20.4 Litigation and Arbitration Proceedings.

France Telecom provides Internet access and hosting services, which may result in liability, and France Telecom could also find itself obliged in the future to make investments to limit its liability.

In most of the countries in which France Telecom operates, the provision of Internet-access and hosting services (including operating Internet sites with self-generated content) are regulated under a limited-liability regime applicable to the content that it makes available to the public as a technical service-provider, particularly content protected by copyright or similar laws. However, changes in standards, particularly in France and in certain countries such as Spain and the United Kingdom, are currently the subject of discussions and could call into question or modify this limited liability regime. This could force France Telecom to invest in order to improve the protection of these sites against illegal content or unauthorized downloads, to avoid future liability.

The French government owns, directly and indirectly, 26.65% of France Telecom’s capital and 26.75% of its voting rights, which could, in practice, allow the French government to determine the outcome of votes at Annual Shareholders’ Meetings.

At December 31, 2008, the French government directly and indirectly held, via ERAP, 26.65 % of France Telecom’s shares and 26.75 % of the voting rights, and had three representatives on its Board of Directors out of a total of 15 board members. As the main shareholder, whose interests may differ from those of the other shareholders, the French government could in practice, given the low level of participation at Annual Shareholders’ Meetings and the absence of other major shareholder blocks, determine the outcome of votes on issues requiring a simple majority at these Meetings. Nevertheless, the French Government does not have a golden share, which does not exist in France Telecom, and does not have any other special advantage other than the right to have representatives on the Board of Directors in proportion to its equity interest (see Section 18.2 Direct and Indirect Control of France Telecom).

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4.3     RISKS RELATING TO THE FINANCIAL MARKETS

France Telecom’s results and outlook may be adversely affected if access to capital markets remains difficult or worsens.

For over 12 months, financial markets have been extremely volatile and have manifested signs that they are malfunctioning, materially reducing the liquidity of these markets. In Q4 2008, the liquidity crisis reached unprecedented levels, considerably restricting the access of borrowers or issuers to the financial markets, except at rates considered, at times, as high. Presently, there is no way of knowing whether the situation will improve over the coming months, or even if it will cease to deteriorate. Even if conditions were to improve, intense competition between borrowers or issuers seeking financing could result, which could place additional pressure on financing costs and terms.

As a result, and in these circumstances, companies having recourse to the bond market or to bank loans can have no assurance that they will obtain the financing or refinancing necessary to their businesses at prices and on terms considered reasonable, even for first-rate borrowers or issuers that have strong balance sheets and good ratings, such as France Telecom.

Any inability to access the markets and/or obtain financing on reasonable terms could have a material adverse effect on France Telecom. The Company could, in particular, be required to allocate a significant portion of its available cash to pay off debt, in particular for the purposes of repaying loans that cannot be refinanced. In any event, France Telecom’s results, cash flows and, more generally, financial position and flexibility could be adversely affected.

France Telecom’s business activities could be adversely affected by interest rate fluctuations.

In the normal course of its business, France Telecom has recourse to the capital markets (and in particular the bond market) and to a lesser extent to bank loans, to meet its financing requirements. France Telecom’s policy is to carry a portion of its debt at variable rates while the remainder (the vast majority) is at fixed rates. As a result, France Telecom is exposed to interest rate increases, first on the variable component of its debt, and second, when refinancing. The consequences of entering into a financing arrangement during a period when the available rates are high may be long-lasting, depending on the maturity of the loan or bonds.

To limit exposure to interest rate fluctuations, France Telecom uses, from time to time, derivative instruments, but it cannot guarantee that these hedging transactions will effectively or completely limit its exposure or that suitable hedging instruments will be available at reasonable prices. In addition, hedging costs stemming from interest rate fluctuations could increase, generally.

In cases in which France Telecom has not used derivative instruments or its strategy of using these instruments has not been successful (or if other risks described should materialize) its cash flows and results could be adversely affected.

The management of interest rate risks and an analysis of the sensitivity of the Group’s position to changes in interest rates are set out in Note 27.1 Other Information on Exposure to Market Risks: Interest Rate Risks Management to the consolidated financial statements.

The insolvency or deterioration in the financial position of a bank or other institution with which France Telecom has contractual relations may have a material adverse effect on the Company.

In the course of its business activities, France Telecom engages in contractual relations with financial institutions, particularly in order to manage currency and interest rate risks and to ensure the availability of financing in the event that expected cash resources do not materialize or prove insufficient. Although cash collateral accounts are in place, the failure of these counterparties to meet any of these commitments could have adverse consequences on France Telecom. In this regard, the Group is exposed to counterparty risk with respect to these transactions.

France Telecom’s position as a result of these financing agreements (and in particular with regard to the 8 billion euro undrawn syndicated loan facility, even if the facility includes a large number of lenders ) could be compromised if one or more of the financial institutions with which the Company has contractual relations experiences liquidity problems or is no longer able to meet its obligations.

Investments can also expose France Telecom to counterparty risk since the Company is exposed to the collapse of the financial entities in which it has made investments. See Note 27.5 Other Information on Exposure to Market Risks: Credit Risk and Counterparty Risk Management.

The international banking system is such that financial institutions are interdependent. As a result, the collapse of a single institution (or even rumors regarding the financial position of one of them) may increase the risk for the other institutions, which would increase the counterparty risk for France Telecom.

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France Telecom’s results and cash position are exposed to exchange rate fluctuations.

In general, foreign exchange markets have recently experienced heightened volatility as a result of the global economic and financial crisis, which could increase the currency risks and hedging costs for France Telecom, as a result of higher exchange rates.

A significant portion of France Telecom’s revenues and expenses are recognized in currencies other than the euro. The main currencies for which France Telecom is exposed to a material currency risk are the pound sterling and the Polish zloty. Fluctuations from one period to the next in the average exchange rate for a given currency may have a material effect on the revenues and expenses in this currency, which would in turn have a material effect on France Telecom’s results. For example, in regard to 2008 data, the theoretical impact of a 10% fall against the euro in the main currencies in which the Group’s subsidiaries operate would have cut consolidated revenues by 2.1% and the gross operating profit by 1.8%. In addition to the main currencies, France Telecom carries on its business in other monetary zones, including in certain countries in the CFA Franc zone, which are furthermore considered to be drivers of future growth for France Telecom. A fall in the CFA Franc would adversely affect France Telecom’s revenues and gross operating margin as well as its growth potential.

When preparing the Group’s consolidated financial statements, the assets and liabilities of foreign subsidiaries are converted into euros at the year-end closing rate. This conversion, which does not affect the income statement, may have an adverse effect on the assets and liabilities in the consolidated balance sheet, with a corresponding translation adjustment in equity, for potentially significant amounts. See Note 27.2 Other Information on Exposure to Market Risks: Foreign Exchange Risk Management, Note 12 Other Intangible Assets and Note 20 Equity to the consolidated financial statements.

France Telecom manages the currency risk on commercial transactions (stemming from operations) and financial transactions (stemming from financial debt) in the manner set out in Note 27.2 Other Information on Exposure to Market Risks: Foreign Exchange Risk Management to the consolidated financial statements.

In particular, France Telecom uses derivative instruments to hedge its currency risk exposure, but it cannot guarantee that these hedging transactions will effectively or completely limit this risk. To the extent that France Telecom has not used any derivative instruments to hedge part of this risk, or where its strategy for using such instruments is not successful, France Telecom’s cash flows and results could be adversely affected.

See Note 22 Derivative Instruments to the consolidated financial statements.

The downgrading of France Telecom’s debt rating by the relevant rating agencies could increase borrowing costs and in certain circumstances limit the Company’s access to the capital it needs (and thus have a material adverse effect on its results and financial position).

France Telecom’s financial rating is partly based on factors over which it has no control, namely conditions affecting the telecommunications industry in general or conditions affecting certain countries or regions in which it operates, and can be changed at any time by the relevant rating agencies.

The Company’s rating has already been downgraded in the past (in 2001 and 2002) as a result of concerns raised by the agencies regarding the Company’s ability to implement its debt reduction policy. Even though its debt has fallen considerably since 2001 and 2002, and even though the Company’s rating has improved, it could be reviewed at any time, in light of changing economic conditions, or following a deterioration in the Company’s results or performance.

France Telecom’s results and financial position could be adversely affected by a downturn in the equities market.

Volatility in the equity markets, and especially a downward trend in such markets, could have an adverse impact on France Telecom’s results, in the event of a fall in the stock prices of France Telecom’s listed subsidiaries, in particular TP S.A. (Poland), Mobistar (Belgium) and ECMS (Egypt), if it subsequently becomes necessary to recognize impairment losses on the corresponding assets.

In addition, the Group is exposed to equity market risks via the hedging assets of some of its pension plans, including defined benefit plans, and via free share award plans and similar compensation programs.

See Note 27.6 Equity Market Risk to the consolidated financial statements and Note 23.2 Pensions and Other Long-Term Employee Benefit Obligations.

France Telecom’s share price may fluctuate due to a wide range of factors.

These factors include:

•

changes by financial analysts of forecasts or recommendations regarding France Telecom or the sector in which France Telecom operates;

•

the announcement by France Telecom or its competitors of strategic partnerships, their results, changes in their capital structure or other important changes in their businesses;

•

a rating change by rating agencies or a material change in debt levels;

•

the recruitment or departure of key employees;

•

in general, equity market fluctuations.

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In general and as a result of the global economic and financial crisis, equity markets worldwide have been highly volatile over the past twelve months, in terms of prices and trading volumes. Because of this volatility, prices may be permanently disconnected from the position and/or current outlook of the listed company. Investors obliged to sell shares during specific periods that are generally unfavorable for sellers would have to assume and accept the consequences. As a result, investors are asked to take all necessary precautions and to rely only upon their own analysis of the financial position of and outlook for the Company.

Future sales by the French state of its shares in France Telecom may negatively impact France Telecom’s share price.

At the date of publication of this Registration Document, the French state directly and indirectly held, via ERAP, 26.65% of the shares and 26.75% of the voting rights in France Telecom (see Chapter 18 Major Shareholders). Should the French state decide to further reduce its interest in France Telecom, such a sale by the French state, or even the belief that such a sale is imminent, could have an adverse affect on France Telecom’s share price.

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5. information about the issuer

5.1     HISTORY AND DEVELOPMENT OF THE COMPANY

5.1.1 Legal and commercial name

“France Telecom”

5.1.2 Place of registration and number

RCS (Trade Registry) number: Paris RCS 380 129 866

APE code: 642 C

5.1.3 Date of incorporation and duration

France Telecom S.A. was incorporated as a Société Anonyme (French limited company) on December 31, 1996 for a period of 99 years from that date. Barring early liquidation or extension, the company will expire on December 31, 2095.

5.1.4 Registered office, legal form and governing law

6, Place d’Alleray, 75015 Paris, France

Telephone: +33 (1) 44 44 22 22

France Telecom S.A. is governed by French corporate law, subject to specific laws governing the company, notably Act 90-568 of July 2, 1990 on the organization of public postal and telecommunications services, as amended by Act 96-660 of July 26, 1996 and Act 2003-1365 of December 31, 2003.

The regulations applicable to France Telecom S.A. as an operator are described in Section 6.8 Regulation.

5.1.5 Important events in the development of the company’s business

France Telecom is the leading broadband Internet service provider and the third largest mobile operator in Europe and one of the global leaders in telecommunication services for multinational corporations. France Telecom has been listed on the Euronext Paris Eurolist market and on the New York Stock Exchange since October 1997, when the French government sold 25% of its shares to the public and to France Telecom employees. France Telecom’s switch from the public sector to the private sector took place on September 7, 2004 following the State’s disposal of an additional 10.85% of France Telecom’s capital. On December 31, 2008, the French State directly or indirectly owned 26.65% of France Telecom’s capital.

Since the 1990s, France Telecom’s business and its regulatory and competitive landscapes have undergone significant changes that have affected the composition of its revenues as well as its business activities and internal organization. All telecommunications market segments in France have been opened up to competition since January 1, 1998 with the exception of local calls, which were opened up to competition on January 1, 2002.

Against this background of deregulation and heightened competition, from 1999 to 2002 France Telecom pursued a strategy of developing new services and accelerated its international expansion via acquisitions. As a result, France Telecom has increased the portion of its revenues stemming from new services such as mobile telephony, the Internet and data transmission services in France and abroad. Similarly, France Telecom has made a number of strategic investments (acquisitions, equity interests, UMTS licenses). In particular, it acquired Orange Plc. in 2000, Global One and Equant in 2000 and 2001, equity interests in NTL between 1999 and 2001, in the Polish operator TP S.A. in 2000 and 2001, and in Mobilcom in 2000. However, following various transactions, France Telecom no longer holds any interest in NTL and its interest in Mobilcom only stands at 1%. For the most part, it was not possible to finance these strategic investments through share issues, leading to a significant increase in the Group’s debt.

In December 2002, France Telecom launched the “Ambition FT 2005” plan, focused on refinancing its debt and strengthening its balance sheet, as well as the “TOP” operational improvement program, the success of which has enabled the Group to develop its integrated global operator strategy by anticipating changes in the telecommunications industry.

Since the end of 2003 this strategy has been reflected in the buyout of all minority interests in Orange and Wanadoo, the acquisition of all the assets and liabilities of Equant, the integration of Wanadoo into France Telecom S.A., the implementation of a new Group structure in line with this strategy, and the sustained launch of new offers.

In June 2005, France Telecom launched the “NExT” plan (New Experience in Telecommunications), designed to transform the Group over a three year period, turning France Telecom into the benchmark operator for new telecommunications services in Europe. In 2006, “Orange” thus became the Group’s sole brand for Internet, television and mobile services in most of the countries in which the Group operates, with “Orange Business Services” becoming the brand for services offered to businesses worldwide.

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As part of the NExT plan, France Telecom acquired close to 80% of the capital of the Spanish mobile operator Amena in November 2005. In 2006, all France Telecom’s mobile, fixed-line and Internet operations in Spain were consolidated into a single 79.3% owned entity (France Telecom España), operating under the “Orange” brand.

At the same time, France Telecom streamlined its asset portfolio, disposing of non-strategic assets, including the following subsidiaries and equity interests:

•

in 2003: Casema, Eutelsat, Wind, CTE (El Salvador) and Telecom Argentina;

•

in 2004: Noos, Bitco (Thailand), Orange Denmark, Radianz (Equant equity interest), and ST Microelectronics;

•

in 2005: Tower Participations (company owning TDF), Intelsat, cable network operations, and Mobilcom AG;

•

in 2007: Internet and mobile operations in the Netherlands.

In addition, PagesJaunes Group, the Group’s directories subsidiary, was listed on the stock market (Euronext Paris) in 2004, and France Telecom’s interest (54% at the end of 2005) was sold off in October 2006.

The completion of the 2006-2008 NExT plan (New Experience in Telecoms) confirms the success of France Telecom-Orange’s profound business transformation.

In March 2009, France Telecom launched its new strategic plan, Orange 2012. It will build upon the success of the Group’s strategy and will apply new action plans in order to achieve an ambitious objective for organic cash flow generation (see Section 6.1.2 France Telecom’s strategy).

5.2     INVESTMENTS

See Section 9.1.2

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6. overview of the Group’s business

6.1

ENVIRONMENT AND STRATEGY

26

6.1.1

Developments in the telecommunications services market

26

6.1.2

France Telecom’s strategy

27

6.1.3

General description of the business

29

6.2

PERSONAL COMMUNICATION SERVICES

30

6.2.1

France

32

6.2.2

Poland

35

6.2.3

United Kingdom

40

6.2.4

Spain

43

6.2.5

Rest of the World

46

6.3

HOME COMMUNICATION SERVICES

67

6.3.1

France

68

6.3.2

Poland

76

6.3.3

United Kingdom

80

6.3.4

Spain

82

6.3.5

Rest of the World

84

6.4

ENTERPRISE COMMUNICATION SERVICES

86

6.4.1

Market

86

6.4.2

Orange’s Line of Products and Services

87

6.4.3

Sales and Distribution

90

6.4.4

Competitive Environment

90

6.4.5

Key Events

92

6.5

EMPLOYMENT AND ENVIRONMENTAL INFORMATION

93

6.5.1

Employment information

93

6.5.2

Environmental information

97

6.6

EXCEPTIONAL EVENTS

102

6.7

DEPENDENCY ON PATENTS

102

6.8

REGULATIONS

103

6.8.1

Applicable European law and regulation

103

6.8.2

French Legal and Regulatory Framework

105

6.8.3

Legal and Regulatory Framework in the United Kingdom

113

6.8.4

Polish Legal and Regulatory Framework

116

6.8.5

Spanish Legal and Regulatory Framework

118

6.9

SUPPLIERS

121

6.10

INSURANCE

122

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6.1     ENVIRONMENT AND STRATEGY

6.1.1 Developments in the telecommunications services market

Transformations in the sector

Over the last decade, three developments have profoundly transformed the telecommunications sector:

•

the widespread use of digital technology, which concerns networks, terminals, applications, and content (moving towards electronic text, images and audio);

•

the widespread application of the IP protocol, which has resulted in the creation of the Internet on a global scale (World Wide Web);

•

the explosion in connectivity (with, in addition to IP, the development of the mobile telephone, Wi-Fi, and home networks), in tandem with increased network capacity (deployment and multiplexing of long-distance fiber optics, broadband local loop with ADSL, and next-generation mobile networks).

THE GROWTH IN CONNECTIVITY: DISTRIBUTION OF MOBILES WORLDWIDE (2005-2008)

	Mobile customers (thousands)				Mobile customers as % of population
	2005	2006	2007	2008F	2005	2006	2007	2008F
North America	224,771	251,529	277,045	294,024	68.4	75.9	82.8	87.1
Europe	691,704	801,825	889,219	938,139	73.1	70.4	100.8	106.0
Asia-Pacific	820,009	1,058,100	1,363,013	1,686,496	22.8	29.1	37.0	45.3
Latin America	232,042	296,117	362,393	425,571	43.1	54.4	65.8	76.3
Africa & Middle East	188,185	271,662	379,907	475,141	18.9	26.7	36.6	44.8
TOTAL	2,156,711	2,679,233	3,271,577	3,819,371	27.6	34.3	41.3	46.5
Source: Idate

These three developments have driven the following major changes currently taking place:

•

the convergence of networks, which were previously compartmentalized by application (voice, data, television, and radio), but now provide an increasing number of services (e.g., triple-play services available on ADSL access);

•

the extension of telecommunications services to new areas such as content, promoting the build-up of new, user-based business models, and online advertising, which represented more than 10% of advertiser spending in 2008;

•

the convergence of services with, for example, the same audiovisual content available on all three screens: TV, PC, and mobile telephone;

•

the emergence of a new “ecosystem” within the Information and Communications Technologies sector, marked by the growing interpenetration of the four major business sectors: equipment, networks, intermediation services, and content. Based on the scope defined by Idate in its DigiWorld study, this “ecosystem” represented a global market of 2,894 billion euros in 2008, which repressents 7.3% of global GNP. Telecommunications services make up more than one third of the value of this group.

DIGIWORLDS’ GLOBAL MARKET BY SECTOR IN 2008

	In billions of euros	Distribution (%)
Telecommunications services	1,065	37
Telecommunications equipment	225	7
Software & IT services	700	24
IT equipment	320	11
Television services	281	10
Consumer electronics	303	11
TOTAL	2,894	100
Source: DigiWorld, Idate 2008.

The telecommunications services market in 2008

The global telecommunications services market grew 4.2% in 2008 compared to 6.2% in 2007. This slowdown is especially noticeable in North America (1.4% versus 3.9%) and in Europe (2% versus 3.7%) (source: Idate).

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As was the case during the previous period (2003-2007), the European market continued to grow at a faster rate than the North American market: 2% compared to 1.4% respectively. [In 2008,] the other regions, while totaling 42% of the sector’s business, represented 75% revenue growth. The Africa and Middle East region, in which the Group is especially active posted the strongest growth in 2008: an increase of +17.5%.

THE WORLDWIDE TELECOMMUNICATIONS SERVICES MARKET IN 2008

BREAKDOWN OF VALUE BY REGION AND ANNUAL GROWTH RATE (SOURCE: IDATE)

In Europe, faced with the continued downward trend in fixed-line telephony (down 5% in 2008), the sector’s growth is led by mobiles (53% of all revenue, and 4.3% growth) as well as data and Internet access services: an increase of 6.9% in 2008.

THE EUROPEAN TELECOMMUNICATIONS SERVICES MARKET IN 2008

BREAKDOWN OF VALUE BY SEGMENT AND ANNUAL GROWTH RATE (SOURCE: IDATE)

Outlook

For the coming years, the major trends are:

•

deployment of very high-speed fixed-line and mobile infrastructures, which will revolutionize the service world by making it possible to develop high-definition content, multiply usage on a single access, symmetrize flows, promote exchanges between users, and converge services;

•

multiplication of communications terminals (home, office and personal equipment), which will give rise to the “Internet of objects.” This connectivity, extended throughout the environment, is likely to make daily life (habitat management, secured transactions, e-health) and business life easier;

•

expected advances in intermediation services (search engines with the future development of multimedia search engines, and development of e-business), which are likely to enhance the relevance of the services offered, due to customized content and geolocalization of applications, and thereby increase the number of users and associated revenues;

•

increase in volume and quantity of content services offered (large-scale, high-definition image and eventually 3D), and diversification of the media used (TV, video, photo, publishing), which are in the process of radically renewing their operating procedures by offering greater freedom of choice and more complete service interactivity.

In light of these developments, market actors positioned in the various segments of the value chain are developing their economic models. Equipment suppliers, network operators, and service or content providers are, in fact, seeking to move beyond the traditional frontiers of their original business, to create new ways to offer their existing customers added value or to broaden their customer base. This development is making for more complex relationships among these actors, who are by turns partners and competitors, while increasing competition is resulting from the result of the growth of innovation rather than regulatory decisions.

6.1.2 France Telecom’s strategy

Confirming the Group’s priorities

The strategy followed by the Group from 2006 to 2008 under the NExT plan was structured around four major priorities: convergence of networks and services, migration to the Internet, increased contribution of new growth activities, and globalization of the Group under the Orange brand. These priorities, which have helped the Group grow stronger and surpass its organic cash flow objectives, will remain at the core of its strategy for the next three years.

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Convergence

France Telecom has set up an integrated operator strategy that makes it possible to meet customer demands to access the same services independently of technologies and access modes, and totake advantage of the economies of scale created. Thus, in the context of the NExT plan:

•

the Orange brand brought the Group’s various activities together and was extended to two-thirds of the 182 million customers the Group had at the end of 2008;

•

convergent products and services were launched, such as Livebox, Unik terminals, and Business Everywhere or Internet Everywhere offers;

•

the networks, the information system, and the service platforms were integrated;

•

innovation was structured around a Technocentre, responsible for the development of new products and services, and Orange Labs research centers;

•

supplies were centralized, to reduce costs.

Migration to the Internet

France Telecom is committed to implementing IP technology for all the services it offers to customers, thereby becoming the number one Internet service provider in Europe, and the world’s number one provider of TV over IP. France Telecom is also the leader in Voice over IP in France, where that technology represented 44% of outgoing traffic from fixed-line telephones in the third quarter of 2008 (source: ARCEP), ahead of the other countries.

Thus, France Telecom has been able to offset the decline in traditional fixed-line telephony revenues with revenues from broadband access and associated services.

New growth activities

France Telecom has developed new activities related to its core business, such as content broadcasting, audience and advertising, as well as in healthcare activities. This development has given rise to new, innovative offers. For instance, initiatives were taken in France and Poland to deliver content on three screens (TV, PC, and mobile telephone) in a “non-linear” manner, i.e. whenever the customer desires.

International development

At the end of 2008, through new acquisitions and new licenses, the France Telecom group broadened its geographic coverage to 30 countries, in addition to the Orange Business Services activities developed for businesses in 166 countries. Thus, the Group’s revenues outside France rose from 43% to 47% between 2005 and 2008.

The acquisition policy was realized according to strict criteria, in order to stimulate organic growth and create value through economies of scale and use of the Group’s expertise.

Orange 2012: new action plans to further the strategy

As part of Orange 2012, the implementation of the strategic priorities thus confirmed will revolve around three major areas:

•

simplifying the customers’ experience;

•

developing the Group’s agility in carrying out its businesses;

•

ensuring performance that is sustainable over time.

Simplicity

Faced with the profusion of technologies and services, the Group will strive to make them accessible to the greatest number of people, by focusing its innovation efforts on ergonomics, quality, and ease of use of the products and services, as well as simplifying the steps in the “customer experience” so they can enjoy “pacified technology.”

Agility

To contend with extremely rapid changes, the Group will streamline the management of its offer portfolio and accelerate its time to market, in order to better seize new opportunities. The Group’s push toward greater flexibility will also involve continued transformation and optimization of its cost structure.

Finally, with respect to its infrastructures (fiber optics, HSDPA and LTE mobile networks), the Group will adapt the pace of its deployment to take into account developments in the regulatory environment and usage.

Sustainable performance

The Group will also focus on capitalizing on synergies between countries where it operates, and on completing the integration process it has undertaken, with the pooling of networks, platforms, and information systems, the spread of innovations, and the expansion of the Orange brand.

The Group will continue to pursue new growth activities, in particular in the areas of content, advertising, and e-health. With regard to content, the Group’s strategy will continue to rely on the factors that set it apart, such as improvement of its networks and technologies in order to develop interactivity and customization, and its multi-screen deployment capability (TV, PC, mobile).

Faced with the expected acceleration of retirements from its workforce in France in the medium term, France Telecom will prepare for new hires in its key business areas, while continuing its existing internal and external mobility programs. In particular, priority will be given in France to hiring young people under apprenticeship contracts.

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Finally, France Telecom will enhance its corporate social responsibility activities to give the greatest number of people access to digital technologies, and to contribute to the preservation of the environment and provide solutions to societal issues such as personal data security and the protection of children.

Maintaining organic cash flow

Orange 2012’s financial ambition is to maintain annual organic cashflow over the 2009-2011 period at a level equivalent to that achieved in 2008 (8 billion euros), based on current macroeconomic forecasts before any acquisition of spectrum.

This assumes that investment will remain steady at 12% to 13% of revenues. The Group’s new action plans should generate up to 1.5 billion euros in terms of annual savings on costs or investments. This will facilitate the Group in achieving its Orange 2012 financial ambition by balancing the negative factors impacting margins linked in particular to the economic, the competitive or the regulatory environments. Should the economic outlook deteriorate further, the Group also reserves the right to adjust investment levels to preserve its organic cash flow generation.

During the period the Group will move to preserve the strength of its balance sheet by reducing its debt so as to ensure a net debt to EBITDA ratio of less than 2.

It will continue to provide its shareholders with attractive remuneration with a payout ratio greater than or equal to 45%. The possibility of additional remuneration would be decided taking into account the market environment, future performance as well as investment requirements.

Finally, with respect to its acquisitions policy, and with no transformational deal envisaged, the Group:

•

will support organic growth in markets where it is already present; and

•

in new markets and territories, will pursue targeted transactions that allow it fully to capitalise on its expertise to create maximum value.

The Group will also continue dynamically to review its portfolio.

By their very nature, attaining these objectives is subject to numerous risks and uncertainties, which may lead to significant differences between the objectives announced and actual results. The most significant risks are described in Section 4 Risk factors.

6.1.3 General description of the business

France Telecom is the leading telecommunications operator in France, and one of the leading telecom operators in the world. The France Telecom group is the leading broadband Internet service provider and the third-largest mobile operator in Europe, as well as one of the world market leaders in telecommunications services for multinational companies. It offers its individual and business customers, and other telecommunications operators, a full range of telecommunications services. Its main activities include providing fixed-line and mobile telecommunications services (local, national, and international), Internet services, multimedia communications services, equipment sales and leases, information services, and other value-added services. Orange is the Group’s single brand for Internet, television and mobile services in most of the countries in which the Group operates, and Orange Business Services is the brand for services offered to businesses around the world.

As of December 31, 2008, France Telecom provided services to 182.3 million customers worldwide, up from 170.5 million customers at December 31, 2007.

Summary table of the Group’s customers (at December 31, in thousands, for the controlled companies)	2008	2007
Mobile
France	25,202	24,226
Europe (excluding France)	61,304	59,596
World (excluding Europe)	35,315	26,158
TOTAL	121,821	109,980
Fixed
France	34,593	34,174
Europe (excluding France)	10,470	11,999
World (excluding Europe)	1,667	1,213
TOTAL	46,730	47,386

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Summary table of the Group’s customers (at December 31, in thousands, for the controlled companies)	2008	2007
Internet
France	8,778	7,917
Europe (excluding France)	4,745	5,040
World (excluding Europe)	238	151
TOTAL	13,761	13,108
Total
France	68,573	66,317
Europe (excluding France)	76,519	76,635
World (excluding Europe)	37,220	27,522
GRAND TOTAL	182,312	170,474

Customers

The definition of customers is provided below for each category of service:

•

mobile service customers: a mobile service customer is a holder of a SIM card or of a prepaid card who has placed at least one call and has not passed the date after which it is contractually impossible to receive calls;

•

fixed-line telephony service customers: the aggregate of standard analog lines and Integrated Services Digital Network (ISDN) access lines in service (including fully unbundled lines), each ISDN channel being treated as one line;

•

Internet access customers: customers who have entered into a monthly payment subscription contract as well as the active customers of free access accounts, i.e. access customers showing activity in the last month, identified by actual use.

Business segments

The Group’s businesses are described in the 2008 Registration Document for each of the following three business segments:

•

the “Personal Communication Services” (PCS) segment consists of the mobile telecommunications services in France, the United Kingdom, Spain, Poland and the Rest of the world. It includes all the Orange subsidiaries, and the mobile operations of France Telecom España in Spain and TP Group in Poland (with its subsidiary PTK Centertel), and the other Group companies abroad;

•

the “Home Communication Services” (HCS) segment includes the telecommunication fixed-line services (fixed-line telephony, Internet services, services to operators) in France, Poland and the Rest of the world, as well as the distribution operations and support functions provided to the France Telecom group’s other business segments;

•

the “Enterprise Communication Services” (ECS) segment covers the communication solutions and services dedicated to businesses in France and worldwide.

6.2     PERSONAL COMMUNICATION SERVICES

The Personal Communication Services (PCS) segment consists of the telecommunication mobile services in France, the United Kingdom, Spain, Poland and Rest of the world. It recorded revenues of 29.5 billion euros in 2008 before intra-group eliminations. At December 31, 2008, France Telecom had 122 million mobile customers worldwide, including 26.7 million broadband customers.

France Telecom’s mobile activities and services are based on GSM, GPRS, Edge, UMTS and HSPDA technologies (see Section 8.1.2. Access Networks). The Group participated in several UMTS license awarding processes in Europe, and it holds licenses through its subsidiaries in France, the United Kingdom, Spain, Poland, Belgium, Romania, Slovakia, Switzerland, Moldova and Egypt.

The following tables list the countries in which France Telecom currently operates, the operators, the interest held in each operator, the total number of customers, and the licenses held in each country.

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FRANCE/UNITED KINGDOM/SPAIN/POLAND

Country	Operator	Consolidated share (%)	Total number of customers of the companies controlled by France Telecom at December 31 (in millions)			2G Licenses	3G LicensesDate of award/ Date of renewal
			2008	2007	2006
France	Orange France(1)	100.0	25.2	24.2	23.3	GSM900/1800	August 2001/August 2021
United Kingdom	Orange UK	100.0	16.0	15.6	15.3	GSM1800	September 2000/December 2021
Spain	France Telecom España(2)	100.0	11.4	11.1	11.1	GSM900/1800	March 2000/April 2020
Poland	PTK Centertel(2)	100.0	14.2	14.2	12.5	GSM900/1800	December 2000/January 2023
(1) Excluding MVNO. There were 25.6 million Orange France customers including MVNO at December 31, 2007. (2) Companies operating under the Orange brand.

REST OF THE WORLD

Country	Operator	Consolidated share (%)	Total number of customers of the companies controlled by France Telecom at December 31 (in millions)			2G Licenses	3G LicensesDate of award/ Date of renewal
			2008	2007	2006
Belgium	Mobistar	100.0	3.5	3.3	3.1	GSM900/1800	March 2001/March 2021
Romania	Orange Romania	100.0	10.4	9.8	8.0	GSM900	March 2005/March 2020
Slovakia	Orange Slovensko	100.0	2.9	2.9	2.,7	GSM900/1800	June 2002/July 2022
Switzerland	Orange Communications S.A.	100.0	1.5	1.5	1.4	GSM1800	December 2000/December 2016
Moldova	Voxtel	100.0	1.5	1.1	0.9	GSM900	August 2008/August 2023
Egypt	Mobinil/ECMS	71.25(1)	14.3	10.8	6.6	GSM900	October 2007/October 2022
Botswana	Orange Botswana	100.0	0.7	0.5	0.4	GSM900	-
Cameroon	Orange Cameroun	100.0	2.1	2.0	1.3	GSM900	-
Ivory Coast	Orange Côte d’Ivoire	100.0	4.1	2.9	1.7	GSM900/1800	-
Madagascar	Orange Madagascar	100.0	2.0	1.3	0.6	GSM900	-
Dominican Republic	Orange Dominicana	100.0	2.4	2.0	1.5	GSM900	-
Senegal	Sonatel Mobiles	100.0	3.5	2.5	2.1	GSM900/1800	-
Mali	Ikatel	100.0	2.8	2.0	1.2	GSM900	-
Jordan	Mobilecom	100.0	1.6	1.5	1.4	GSM900	-
Mauritius	Orange Ile Maurice	40.0(2)	0.2	0.2	0.2	GSM900/1800	-
Equatorial Guinea	Orange Guinée Equatoriale	40.0(3)	0.1	0.09	0.06	GSM900/1800	-
Guinea Bissau	Orange Bissau	100.0	0.06	0.04	-	GSM900/1800	-
Guinea	Orange Guinée	100.0	0.6	0.2	-	GSM900/1800	-
Central African Republic	Orange Centrafrique	100.0	0.1	0.03	-	GSM900/1800	-
Niger	Orange Niger	100.0	0.2	-	-	GSM900/1800	-
Kenya	Telkom Kenya	100.0	0.4	-	-	GSM900/1800	-

(1)

Orange and Orascom Telecom jointly control Mobinil, which holds 51% of the operational company ECMS. Thus, pursuant to IFRS, the financial and operating data of Mobinil/ECMS are consolidated proportionately at 71.25%. The total customer base of Mobinil (100%) was 20.1 million at December 31, 2008.

(2)

France Telecom controls 40% of the operator Mauritius Telecom, which itself controls 100% of its subsidiary Orange Ile Maurice. Thus, pursuant to IFRS, the financial and operating data of Orange Ile Maurice are consolidated proportionately at 40%. The total customer base of Orange Ile Maurice was 597.500 at December 31, 2008.

(3)

France Telecom controls 40% of the operator Orange Guinée Equatoriale. Thus, pursuant to IFRS, the financial and operating data of Orange Guinée Equatoriale are consolidated proportionately at 40%. The total customer base for Orange Guinée Equatoriale was 276,000 at December 31, 2008.

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6.2.1 France

6.2.1.1 Market

The table below presents the main features of the mobile telecommunications market in France and the activities of Orange France (including, except where otherwise indicated, the French Overseas Departments):

	2008	2007	2006
Market penetration rate in France (%)(1)	91.3	87.6	81.8
Total number of users in France (millions)(1)	58.1	55.3	51.7
Contract customers (millions)(1)	39.3	36.3	33.6
Prepaid customers (millions)(1)	18.8	19.0	18.1
Registered customers of Orange France (millions)(2)	25.2	24.2	23.3
Contract customers (millions)(2)	17.0	15.7	14.7
Prepaid customers (millions)(2)	8.2	8.5	8.6
Broadband customers (millions)(2)	11.0	7.4	3.6
Market share of Orange France (%)(2)	43.6	43.8	44.6
Coverage of the Orange France broadband network (as a % of population)(3)	99.0	98.0	96.0

(1)

Source: ARCEP.

(2)

Source: Orange France, excluding MVNO. There were 27 million Orange France customers including MVNO at December 31, 2008.

(3)

Source: Orange France, excluding French Overseas Departments.

The mobile penetration rate, based on a 2006 census, was 91.3% at December 31, 2008 (source: ARCEP), 87.6% at December 31, 2007 and 81.8% at December 31, 2006. This rate, lower than the European average, is explained by three specific features of the French market:

•

a low average density of 106 inhabitants per km2 and significant disparities across the country;

•

a penetration of fixed-line telephony that is higher than the European average;

•

a lower multi-equipment rate: 1.15 SIM cards per user, compared to 1.33 in Europe, which is related to the smaller share of prepaid customers, with 34% in France compared to 65% in the United Kingdom and 90% in Italy (source: AFOM 2006 and 2007).

At December 31, 2008, there were approximately 25.2 million Orange France customers (excluding MVNOs). Including MVNOs, there were 27 million Orange France customers.

As of December 31, 2008, the Orange France broadband network covered, according to its estimates, 99% of the French population (excluding French Overseas Departments).

6.2.1.2 Orange’s Products and Services

In developing its offers of products and services, Orange France now concentrates on value creation and retaining existing customers rather than the acquisition of new customers. These offers rely on the Orange brand, present in France since June 2001, which enjoys spontaneous brand recognition (95% in December 2008, according to Orange assessments).

Subscription offers

The line of subscription offers was overhauled in April 2008, with the launch of the Origami packages. This new line is firmly oriented towards unlimited use and inclusion of multimedia usage (Internet, television, messaging).

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Service Type		Main Features
Packages all-inclusive, blocked when threshold is reached and refillable	Orange ZAP	Targets teenagers Unlimited SMS in certain time frames (4:00 p.m.-8:00 p.m., 24 hours a day during school vacations, or 24/7, depending on the package)
M6 mobile by Orange

Targets the 18 to 25 age group

Unlimited evening calls from 8:00 p.m.to 8:00 a.m. and all weekend to Orange mobiles and all fixed lines

SMS and Internet can also be unlimited during these time frames, depending on the package

Origami Packages packages that automatically include unlimited and non-voice usage	Origami zen	Simplicity-oriented Four packages (1 to 4 hours) that can be rolled over with unlimited calls to three Orange mobile or fixed lines and 10 SMS included
Origami star

Core of the Origami offer

Unlimited time frames widened and access to multimedia usage on mobiles

Consists of five packages (1 to 6 hours)

Unlimited evening calls to all operators from 8:00 p.m. to 8:00 a.m. and weekends (or twice as much time, for 1-hour and 2-hour packages)

Unlimited SMS in the same time frame

Unlimited Internet and TV access, 24/7

Origami first

Line for businesses and heavy consumer users

Four all-inclusive packages (3-8 hours) - Unlimited mobile calls from 8:00 a.m.6:00 p.m. to Orange mobile and fixed lines

Unlimited Internet and e-mail access, 24/7

Origami jet

Four all-inclusive packages (10-30 hours)

Calls to fixed and international numbers, unlimited Internet and e-mails 24/7 and from 8:00 a.m. 6:00 p.m. unlimited calls to Orange mobiles

One free mobile every year and dedicated customer service

Orange for iPhone Packages	Orange for iPhone

Five packages (2-12 hours) specially designed for optimal use of the iPhone terminal and its services

Internet browsing, e-mail exchange and visual voice messaging are unlimited

Connection to Orange Wi-Fi hot spots included

Prepaid offers

Orange has two categories of prepaid offers, billed per second as of the first second.

Service Type	Main Features
La Mobicarte

Based on the “no bill – no subscription” principle

A large line of top-ups (eight offers ranging from 5 to 100 euros)

Up to 50 euros of bonuses included

Cheaper calling options (unlimited weekends, unlimited evenings, unlimited days)

3G and videophony access

Orange Initial

Simplest access to mobile telephony, without refilling

A subscription for7 euros/month to call and be called

A single rate of 45 euro cents/min. for all calls to fixed-line and mobile phones

Can be discontinued at any time

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Convergence offers

Orange offers various services that combine mobile usage with Internet access.

Service Type		Main Features
Internet Everywhere • Internet access from a laptop computer • Orange mobile broadband connections in 3G/3G+, GPRS/Edge and Wi-Fi on Orange’s public Wi-Fi network	Internet Everywhere Pass	Designed for occasional use Four prepaid passes without subscriptions, from 20 min. to 6 hours
	Internet Everywhere Packages	Designed for regular use: three packages with subscriptions Adjustable 2-hour package, evening & weekend package and 24-hour package
UNIK

Mobile terminal that connects to Livebox for unlimited calling to fixed lines and all Orange mobiles

A single number, a single index

Connection to the Orange mobile network away from home without call cut-off

Connection to 30,000 Wi-Fi hot spots in metropolitan France

Net and UNIK	Access to broadband Internet and more than 60 TV stations Unlimited calls from home to Orange mobile and fixed lines
Net Everywhere and Formule Everywhere

Launched in 2008

Combination of national Internet access with mobiles

Bundles triple-play service (Internet, TV, telephone) in the same package, accessible by the Livebox and the Internet Everywhere mobile offer

Orange France’s offers and rates are detailed on Orange’s website http://www.orange.fr (“boutique Orange” tab).

6.2.1.3 GSM and UMTS Licenses

Orange France holds a GSM license, which was renewed for a 15-year period as of March 25, 2006, and a UMTS license obtained in August 2001 for a 20-year period from the date it was granted. Moreover, in the French Overseas Departments, Orange Caraïbe operates a GSM network in Guadeloupe, Martinique and Guyana under the “Orange” brand, and in March 2008, obtained authorization to create and operate a 3G network. In December 2000, Orange Réunion launched its GSM services in Reunion Island, where it is competing with the existing operator. Orange Réunion was also granted a 3G license in March 2008.

6.2.1.4 Sales, Distribution and Customer Service

For information on the France distribution network, which sells fixed-line and mobile products and services, see Section 6.3.1.3.

6.2.1.5 Mobile Network

For information on France Telecom’s mobile network in France, see Section 8.1.

6.2.1.6 Environment

Competitive Environment

The mobile telephony market in France remained very dynamic in 2008, with an estimated customer increase of 4.9% (source: ARCEP).

Orange’s primary competitors in France are SFR and Bouygues Telecom, both operators of a mobile network and 3G licenses:

•

SFR, which is partially owned by Vodafone controlled by Vivendi, entered the mobile business in 1992;

•

Bouygues Telecom, which is controlled by Bouygues, has operated a mobile network since 1996.

In early 2009, the french Government asked ACRCEP to launch a new call for tenders for the allocation of a fourth 3G license. This call for tenders relates to the allocation of frequencies, one of which will be reserved for a new entrant.

In addition, MVNOs such as Télé 2, Virgin Mobile, NRJ Mobile, Carrefour Mobile and Auchan Telecom are doing more and more business in the French telephony market.

2008 and early 2009 were marked by the arrival of new, low-cost-oriented MVNOs: Cashstore Mobile, Simyo and Simpléo.

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The following table shows the market share of the operators present in France:

	Year ended December 31
	2008	2007	2006
Orange (%)	43.6	43.6	45.0
SFR (%)	33.3	33.9	34.6
Bouygues Telecom (%)	17.2	17.4	17.5
MVNO (%)	5.9	4.9	2.9
Source: Orange France.

Taking into account those MVNOs that are supported by its network, Orange’s market share was 46.8% at end of 2008, up 0.4 points compared with 2007.

Regulatory Environment

For the presentation of the French regulatory environment, see Section 6.8.

6.2.1.7 Key Events

2008 was marked by the structuring of Orange’s offers around abundance, mobile Internet and combined content:

•

overhaul of the subscription packages in April 2008 with the launch of the new Origami line;

•

reworking of the line of multimedia options around a convergence content offer (music, TV, football and movies);

•

summertime launch of the iPhone 3G, which is the follow-up to the iPhone 2G. The terminal has just been added to a line of multimedia terminals whose touch screen makes it easy to develop non-voice usages;

•

increase of mobile Internet offers from a laptop computer with a 3G+ key. The Internet Everywhere subscription offer has been adapted (adjustable package, some unlimited time frames), while a line of prepaid passes launched at the start of the year meets the needs of occasional consumers; and

•

launch of the Bic Phone, a simple-to-use mobile phone, sold over the counter and ready to use.

In the course of 2009, Orange France’s priorities in the mobile sector will be to:

•

continue to improve operational performance and cash-flow generation in keeping with the Group’s targets; and

•

develop the combined multimedia content offer to promote the increase of non-voice and remote Internet access.

New regulation of roaming rates in Europe is expected in 2009. It concerns voice rates, and for the first time, SMS rates. Likewise, a decrease in voice call terminations will become effective in the second half of 2009.

In the medium-term the arrival of a fourth 3G operator could change the market’s structure and increase competition.

6.2.2 Poland

6.2.2.1 Market

The table below presents the main features of the mobile telephony market in Poland and the activities of PTK Centertel, wholly owned by TP S.A., which operates under the Orange brand and is referred to below as Orange.

	Year ended December 31
	2008	2007	2006
Market penetration rate in Poland (%)(1)	115.5	108.9	96.5
Total number of users in Poland (millions)(1)	44.0	41.5	36.5
Active Orange customers (millions)(2)	14.2	14.2	12.5
Contract customers (millions)(2)	6.2	5.6	4.8
Prepaid customers (millions)(2)	8.0	8.6	7.7
Broadband customers (millions)(2)	4.6	2.9	0.0
Market share of Orange (%)(2)	32.2	34.1	34.1
Coverage of the Orange broadband network (as a % of the population)(2)	100.0	99.0	94.0
(1) Source: Polish Statistics Institute. (2) Source: Orange.

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The mobile market in Poland is beginning to show signs of saturation, measured by a slowdown in the growth rate of active SIM cards, since operators have decided to eliminate inactive prepaid cards from their customer base. However, although a dramatic slowdown was expected, the mobile market continued to record relatively high growth in 2008. The number of mobile service users increased by 6.1%, reaching 44 million at the end of 2008, and the penetration rate of mobile telephony rose to 115.5% (up from 108.9% at the end of 2007).

The top three mobile operators lost market share to the fourth operator P4 and virtual operators. In all, they lost 2.9% of market share (from 97.8% down to 94.9% between 2007 and 2008). Following mBank mobile and myAVON, new virtual mobile network operators hit the market in 2008, including Mobilking, Carrefour Mova and Snickers Mobile. CenterNet and Mobyland, two new operators who have their own infrastructures as well as frequencies on the 1800 MHz band, have not yet started up their activities.

The 2.9% growth (source: Orange) recorded on the mobile Internet market in 2008 was a result of sales of laptop computers, which all operators added to their product portfolios. The customer base for Orange’s mobile broadband Internet access (Edge and 3G) was 352,000 at the end of 2008 (up from 223,000 at the end of 2007).

6.2.2.2 Orange’s Products and Services

Mobile Voice Services

Consumer Market

A wide range of offers based on loyalty contracts, with or without terminal subsidies, meets existing customer and new customer demand at the same time. Orange proposes prepaid (Orange PoP, Orange Go, Orange Music and Orange Free) and postpaid offers (Orange Postpaid, Orange MIX and Orange Free). Zetafon is a prepaid offer associated with a loyalty contract.

Prepaid Offers

In the prepaid segment, Orange continued its strategy of market segmentation via two principal products: POP and Go. POP is aimed at young people, whose communication needs revolve around speed and intensity of contact. These needs are met by different bundled services, in order to optimize the calling costs and the customers’ management of calling expenses. Go is for older customers who are not necessarily looking for promotional offers but who want attractive rates for clear, intuitive and easy-to-use services. In response to these customers’ needs, Orange Go has a sliding price scale as total top-ups increase. This service is the only one of its kind on the market and clearly sets Orange apart from its mobile competitors. Both products are very popular among users.

Both prepaid rate plans are also available with the Zetafon package. This is an innovative subscription package in which customers can buy their terminals at very low prices (from 1 zloty) while keeping the features of the prepaid offer (calling rates, account refill methods, etc.). This package is more and more popular with both existing users of prepaid offers and new customers.

Postpaid offers:

Orange’s postpaid offers line includes six rate plans:

Minutes included	Monthly rate	Price per minute	Number of rewards
40	25 zloty (6.0 euros)	0.59 zloty (0.14 euros)	0
60	35 zloty (8.4 euros)	0.57 zloty (0.14 euros)	1
100	55 zloty (13.2 euros)	0.55 zloty (0.13 euros)	2
140	75 zloty (18.1 euros)	0.52 zloty (0.12 euros)	3
200	100 zloty (24.1 euros)	0.50 zloty (0.12 euros)	4
400	200 zloty (48.2 euros)	0.50 zloty (0.12 euros)	4

Customers who subscribe to a plan must pay an activation fee of 50 zlotys, but can then use that amount towards services. The new line comes with duration billing and a monthly communications package (any unused portion can be rolled over for six consecutive months). Customers can use services that control their usage to reduce their calling costs.

The purpose of the offer is to cultivate customer loyalty and for the first time on the Polish market, the package available to existing customers is more advantageous than the one available to new customers (lower calling rates and more rewards).

Offers available to potential users are also very attractive: calling prices have been reduced for most networks and customers can choose from a varied line of terminals, starting at 1 zloty, provided they sign a 36-, 30-, or 24-month contract. New promotional campaigns will focus on presenting the benefits and competitive advantages of this offer.

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Small Offices and Home Offices Market

Orange is also marketing an offer that meets business needs: Orange for Business. It includes grouped services and attractive reduced rates for calls made in certain business areas and for business-to-business calls, as well as some dedicated services. The objective is to adapt this offer to the needs of the various business sectors.

Business customers can also enjoy complementary services, such as the BlackBerry (remote access to company email) or Fleet Manager (business mobile phone management).

ORANGE FOR BUSINESS RATE PLANS (ORANGE DLA FIRM)

Rate plans	Monthly rate	Number of minutes included in the plan	Price per minute to all fixed and mobile networks	Price per SMS	Price per MMS
Orange dla Firm 40	22 zloty (5.3 euros)	40	0.55 zloty (0.13 euro)	0.16 zloty (0.04 euros)	0.24 zloty (0.06 euros)
Orange dla Firm 80	44 zloty (10.6 euros)	80
Orange dla Firm 160	88 zloty (21.2 euros)	160
Orange dla Firm 320	160 zloty (38.5 euros)	320	0.5 zloty (0.12 euro)
Orange dla Firm 600	300 zloty (72.2 euros)	600

Each plan is accessible even from a single activation. These plans offer a single fixed rate for all calls, across all networks. The price of calls made to Orange networks and fixed networks may be reduced by joining the Cheap Calls service.

In November 2008, the following rate plans were launched to round out the existing line and meet the specific needs of Small Offices and Home Offices (SOHO):

	Monthly rate	Number of minutes included in the plan	Price per minute to the major mobile networks and all fixed networks	Price per SMS	Price per MMS
Orange dla Firm 60	24 zloty (5.8 euros)	60	0.40 zloty (0.10 euro)	0.15 zloty (0.04 euros)	0.24 zloty (0.06 euros)
Orange dla Firm 125	50 zloty (12.0 euros)	125
Orange dla Firm 250	87.5 zloty (21.1 euros)	250	0.35 zloty (0.08 euro)
Orange dla Firm 500	175 zloty (42.1 euros)	500
Orange dla Firm 1000	300 zloty (72.2 euros)	1,000	0.30 zloty (0.07 euro)

Orange’s offers and rates are detailed on its website http://www.orange.pl

The new SOHO product offers a lower average price per minute for calls made to all networks, with a monthly flat fee that can be used for voice calls, video calls, SMS or MMS. It also allows the customer to subscribe to the Business Group service to get a calling rate of 0.10 zloty per minute (before tax) with a monthly contract and activation fee reduced to 1 zloty (before tax) and calling credit.

Promotional Offers

Based on existing rate plans, several promotional campaigns were launched in 2008, including:

•

Cheap calls for businesses: lets the customer purchase a terminal at a low price, provided he signs a 24- or 30-month contract. If the customer subscribes to this service at the start of his contract, he receives a reduced rate of 0.10 zloty per minute (before tax) for all calls made to Orange networks and fixed networks. In addition, due to a credit for additional minutes, the number of free minutes that can be used for calls to Orange networks and fixed networks can reach up to 3,000 (for the highest rate plan);

•

Double benefite for businesses: this promotional offer is based on the Orange dla Firm rate plans and a Mix dla Firm offer (combination of postpaid and prepaid solutions under which the subscription includes a traffic fee and can be refilled once it has expired). Provided an Orange dla Firm loyalty contract of 80-600 minutes for 24 or 30 months is signed, the customer may purchase activation for 1 zloty for the Mix dla Firm plan with a terminal if they sign-up fora 12-month commitment. For a 24-month commitment, the offer also includes an additional terminal for 1 zloty, as well as additional minutes credit that may only be used on the Orange network (On-net);

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•

50% more for Orange dla Firm: this offer, based on the Orange dla Firm rate plans,allows the customer to use additional calling credits for up to 50% of the amount of the subscription throughout the promotional contract term. Additional minutes must be used exclusively for on-net voice calls;
•

More minutes for businesses: new promotions were launched on September 2, 2008. They offer an additional minutes as well as the discount calling service. Customers can also use their additional minutes to make calls on all networks or exclusively for on-net [voice] calls;

•

Unlimited calling: this offer, based on the Orange dla Firm rate plans, was launched in November. It lets the customer make free, unlimited on-net voice calls and can be activated for free for the first three months.

Mobile Data Services

The portfolio of data offers currently includes the Business Everywhere service for business customers and the Orange Free service (contract or prepaid) for residential customers.

In the mobile data segment, the principal Orange offers are as follows:

•

Residential Customer Services

Offers	Monthly Subscription Price	Orange Hotspot Service	Main Features
Orange Free Platinium	15 zloty (3.6 euros) for the first 4 months – 150 zloty (36.1 euros) thereafter	Included	12 Gigabits data transfer30 zloty (7.2 euros) call pack
Orange Free Premium	12 zloty (2.9 euros) for the first 4 months – 120 zloty (28.9 euros) thereafter	Included	6 Gigabits data transfer30 zloty (7.2 euros) call pack
Orange Free Standard	30 zloty (7.2 euros) for the first 4 months – 60 zloty (14.4 euros) thereafter	Optional	1 Gigabits data transfer20 Zloty (4.8 euros) call pack

•

Business Services

Offers	Monthly Subscription Price	Orange Hotspot Service	Main Features
Business Everywhere Platinium	12 zloty (2.9 euros) for the first 4 months – 120 zloty (28.9 euros) thereafter	Included	12 Gigabits data transfer
Business Everywhere Premium	9.9 zloty (2.4 euros) for the first 4 months – 99 zloty (23.8 euros) thereafter	Included	6 Gigabits data transfer
Business Everywhere Standard	24.5 zloty (5.9 euros) for the first 4 months – 49 zloty (11.8 euros) thereafter	Optional	1 Gigabits data transfer

6.2.2.3 Sales and Distribution

Orange provides its services via approximately 1,200 points of sale throughout Poland. The stores operate under the Orange brand, or are Orange partner stores, TP points of sale or Orange DATA partner stores (IT stores selling Orange’s data services).

In addition, Orange has markedly increased its online store, offering incentives to customers who order their products and services on the orange.pl site

6.2.2.4 Licenses and Brand

Orange currently has four licenses to supply telecommunication services:

•

one 15-year license (expiring in August 2012) for operating a GSM1800 digital network;

•

one 25-year license (expiring in December 2016) for operating a NMT450i analog network;

•

one 15-year license (expiring in July 2014) for provision of GSM900 services;

•

one UMTS license was obtained in December 2000 for 650 million euros, of which 260 million has been paid and the balance of which is split up into 18 payments beginning in 2005. This license expires in January 2023. Orange launched its UMTS services on the market in November 2005. At the end of 2008, the UMTS network covered 51.8% of the population (source: Orange), in accordance with the general licensing conditions. This coverage is scheduled to be extended gradually.

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6.2.2.5 Competitive Environment

PTK Centertel, which has been operating since 2005 under the Orange brand, began its GSM activity in 1998, two years after its competitors. Since 2006, the brand has been the leading mobile telephony network operator in Poland, both based on revenue as well as number of customers (source: Orange). The other mobile telephony network operators are PTC (majority held by Deutsche Telekom), Polkomtel (operating under the Plus brand and held by Vodafone and Polish companies) and P4 (operating under the Play brand and held by two investment funds, Novator and Tollerton). Since 2007, several MVNOs (mobile virtual network operators) launched their operations and have gained market shares. With the arrival of these new actors, the market share for existing mobile network operators dropped in 2008.

The following table shows the market share of each of the operators present in Poland:

	Year ended December 31
	2008	2007	2006
Orange	32.2%	34.1%	34.1%
Polkomtel	32.5%	32.4%	32.7%
PTC	30.2%	31.3%	33.3%
P4	4.6%	2.0%	-
MVNO	0.5%	0.1%	-
Source: Orange.

In July 2008, P4 (operating under the Play brand) launched mobile Internet access services via its 3G network, offering much lower rates than its competitors. The mobile Internet market, one of the latest segments, is also one of the strongest growth segments in the telecom services market.

Virtual operators belong to various market sectors, such as banking (mBank mobile), chemicals and cosmetics (myAvon), consumer goods (Snickers Mobile), distribution (Carrefour Mova) and Internet (WP mobi). The primary market actor is Mobilking (held by a private equity fund), which began in late February 2008 and has brought in more than 150,000 customers since then. Cyfrowy Polsat is also a virtual network operator, but it operates as a “full MVNO” (on the PTC network).

At the end of 2008, four principal virtual operators were using the Orange infrastructure:

•

Avon Mobile Sp. z o.o., which provides the myAvon service (on the market since May 2007);

•

Wirtualna Polska Sp. z o.o., which provides the WPMobi service (on the market since September 2007);

•

MNI Telecom Sp. z o.o., which manages the following brands: Simpfonia (on the market since December 2007), EZO Mobile (on the market since December 2007), Snickers mobile (on the market since April 2008), TelePin (on the market since June 2008) and Crowley Tele Mobile (on the market since September 2008);

•

Aster Sp. z o.o., which provides mobile services under its own brand (on the market since June 2008).

Apart from the arrival of MVNOs, a new brand, 36.6, was launched on the market by Polkomtel in June 2008. It is an innovative prepaid service on the Polish market that is primarily for young people, where the account can be refilled by listening to advertisements.

Likewise, two of the top three mobile operators in the Polish market, Polkomtel (operating under the Plus brand) and PTC (operating under the Era brand), could change brands in the coming years. For Plus, this change could result from changes to the shareholding structure of Polkomtel (buyback by Vodafone of shares held by Polish shareholders).

6.2.2.6 Regulatory Environment

For the presentation of the Polish regulatory environment concerning mobile activities, see Section 6.8.

6.2.2.7 Key Events

Products and Services

In the first half of 2008, the most important developments were the market introduction of the new Orange postpaid and mixed offers on the consumer market and the launch of promotional campaigns on the small offices and home offices market.

At the same time, the mobile data product portfolio grew in 2008 as new data communication equipment arrived: Express cards, Wi-Fi gateways and two-in-one units combining USB modems and storage features. In Poland, Orange is the only operator to offer laptop computers with a built-in 3G HSDPA card, in addition to a very attractive mobile Internet access service.

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Roaming

The number of roaming partners once again increased in 2008. At the end of December, Orange offered roaming services on 398 networks in 184 countries around the world, including GPRS roaming services on 193 networks in 78 countries and 3G roaming services on 48 networks in 29 countries. The increase in roaming service revenues has slowed due to new regulations introduced in June 2007 by the European Commission (price ceilings for calls made within European Union countries and call termination prices decreased by nearly 50%, which have not been entirely offset by the increase in traffic).

MVNO

In August 2008, Orange entered into a virtual mobile network operator service contract with CenterNet S.A.

Network

In 2008, Orange launched the rapid transmission technology HSUPA 2.0 on its network, which will enable customers to transfer data at a faster rate. HSPA technology is already available to Orange customers in large cities. At the end of December 2008, nearly half of the Polish population was covered by UMTS/HSDPA technologies.

Fixed Broadband Access Services

In 2007, PTK Centertel-Orange signed a Bitstream access service contract with TP to offer fixed broadband services to Orange’s customers. This contract is part of the crossed sales strategy of the TP group, which aims at increasing the average revenue per customer. This bitstream access offer was a hit, with 96,000 subscribers at the end of 2008.

Toward the end of 2008, Orange Freedom’s features were extended to incorporate broadband Internet access services based on the CDMA, which considerably increased the potential customer base. Indeed, CDMA technology is slated to extend to virtually all of the Polish territory. The use of this technology will considerably improve broadband Internet availability in rural and less-urbanized areas.

Fixed-line Services

Toward the end of 2008, PTK Centertel-Orange launched a fixed-line service offer based on bulk purchase of TP network access. Regarding the Orange Freedom line, the aim of this service is to improve convergence with the TP Group. This first offer, dedicated to the small offices and home offices market, covers five different rate plans and provides packages that can be used for calling fixed lines or Orange networks.

6.2.3 United Kingdom

6.2.3.1 Market

The table below presents the main features of the mobile telephony market in the United Kingdom and the activities of Orange UK:

	Year ended December 31
	2008	2007	2006
Market penetration rate in the United Kingdom (%)(1)	122.4	120.9	114.6
Total number of users in the United Kingdom (millions)(1)	74.6	73.6	69.5
Active Orange UK customers (millions)(1)	16.0	15.6	15.3
Contract customers (millions)(2)	6.2	5.6	5.0
Prepaid customers (millions)(2)	9.8	10.0	10.3
Broadband customers (millions)(2)	3.3	1.8	0.9
Market share of Orange UK (%)(1)	21.2	21.3	22.0
Coverage of the Orange 3G network (as a% of population)(2)	93.0	94.0	91.0
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange UK.

In terms of number of users as of December 31, 2008, the United Kingdom was the third largest mobile telephony market in Western Europe after Germany and Italy. The number of mobile telephone users was approximately 122.4% of the population of the United Kingdom (120.9% as of December 31, 2007, and 114.6% as of December 31, 2006).

2008 was marked by a widespread reorientation of prepaid packages toward subscriber packages. This trend is due to the increasing success of offers limited exclusively to SIM cards (contracts without handsets) as well as more affordable subscription prices (contracts with handsets), prices which are now comparable to prepaid packages.

3G USB keys (for subscriber packages) were also very successful in 2008, providing download speeds comparable to ADSL from 15 GBP per month for the key-only service and a higher price for a service including a laptop computer.

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In the third quarter of 2008, O2 launched iPhone 3G, ensuring significant business in market segments where user spending is higher. In response, Orange and Vodafone launched equally sophisticated competing devices at comparable prices.

Revenues per user (ARPU) continued to decline, with contracts including more minutes and SMS.

However, the number of MVNOs increased. ASDA, IKEA, Lycatel and Lebara launched subscription-free (pay-as-you-go) services during the year in the market’s lower-end and niche segments.

6.2.3.2 Orange UK’s Products and Services

Orange UK provides two kinds of offers for consumers, as well as Orange Business Services for consumer businesses.

Offer Type	Rate Plans	Target Customers	Features
Monthly contracts	Dolphin	Heavy SMS users	Unlimited SMS £30 (31.5 euros) top up Flat price of 20 pence per minute for calls £25 (26.2 euros) per month
	Raccoon	Users whose calls are mostly to fixed lines	Unlimited calling to fixed lines 15 pence per minute on all networks, at any time and 10 pence per SMS £30 (31.5 euros) per month
	Canary	Users whose calls are mostly in the evening and on the weekend	Bundled calling services for evenings and weekends on all networks (volume depends on refill value) Fixed price of 20 pence per minute for calls and 10 pence per SMS £30 (31.5 euros) per month
	Panther	Broadest plan designed for heavy users of all services	Unlimited SMS and mobile Internet access for 2 months Voice mail Specialized customer service Mobile insurance 3000 free calling minutes £75 (78.7 euros) per month
	Camel	Users whose calls are mostly to foreign countries	Calls to more than 50 countries from 5 pence per minute Fixed price of 20 pence per minute for calls in the United Kingdom and 10 pence per SMS
Pay-as-you-go offers Without commitment

Purchase of a terminal and calling time as needed

No fixed costs

No expiration date for top-ups

No minimum commitment period

Several quick refill methods: credit cards, cash payment or payment with a magnetic swipe card at a point of sale or with some automated teller machines

Orange’s offers and rates are detailed on its website http://www.orange.co.uk

Customers who subscribe to a monthly service package may, in principle, terminate their contract with one-month advance notice, provided they have remained a subscriber for a minimum initial term (generally 18 months).

Orange Business Solutions and Orange Business Services

Business customers are served by Orange Business Solutions and Orange Business Services.

Orange Business Solutions is a fully integrated entity that can meet the mobile and fixed-line communication needs of medium and large companies and government agencies.

Orange Business Services, an entity dedicated to small businesses, is responsible for the full management of its customers. It provides a wide portfolio of business-specific products and services, particularly a flexible range of options, Orange business messaging and a series of innovative mobile services. Orange Business Services also meets the needs of small businesses by offering voice and data transmission services designed to facilitate work outside the office.

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Orange Business Services currently offers four main packages:

Offers	Target Customers	Main Features
Orange Solo	Independent Workers

Additional services like Orange Care, which quickly replaces your phone if lost, stolen or broken

Four price levels: £30 - £35 - £40 and £45 (31.5 - 36.7 - 42 and 47.2 euros), which provide access to communication times from 400-800 minutes per month, with a 50% bonus for a 24-month contract

Unlimited calls to fixed-line or unlimited SMS, depending on package chosen

A certain amount of data is sent for free for business customers who want mobile Internet and e-mail

Orange Venture	Very small directly operated businesses (up to 5 employees)

Simple, flat-rate packages and shared communications plans

Seven price levels, from £28 to £165 (29.4 to 173.2 euros) per month. Communications times from 358 to 4420 min.

Unlimited calling among all users of the same rate plan

Contract terms revised halfway through the term to ensure the rate plan is still relevant for the customer

Orange Infinity	Heavy Users

Unlimited calls and SMS for a flat monthly rate, in order to control costs

£90 - £95 or £100 per month (94.5 - 99.7 or 105 euros) for a term of 18, 24, or 36 months

Unlimited calls and SMS in the United Kingdom

500 min. in 28 countries

Orange Care service included

Orange Momentum	Larger businesses that must operate flexibly and enable employees to work uninterrupted, as needed

Simple packages, with nine price levels for more flexibility and choices

Prices from £170 for 2,750 minutes (178.5 euros) to £3,000 for 54,000 minutes per month (3149.6 euros)

Unlimited calls and SMS between co-subscribers, for free communication between the company’s employees

6.2.3.3 Sales and Distribution

Orange UK sells its products and services via a full range of distribution channels:

•

Orange UK stores, which sell only Orange and France Telecom products. In 2008, the number of stores rose to 357 (up from 337 in 2007 and 322 in 2006);

•

non-specialty retailers, who continue to generate a significant percentage of new Orange customers;

•

specialized distributors and retailers, who offer Orange UK services and Orange “Pay-as-you-go” cards, as well as other products and services. In 2008, about 150 of these points of sale offered Orange UK services and products.

A specialized sales team under the responsibility of Orange UK Business Services is dedicated to the acquisition and retention of business customers.

Customers can also obtain Orange products and services and purchase accessories at the Orange UK website: http://www.orange.co.uk

6.2.3.4 Competitive Environment

In the United Kingdom, the principal competitors of Orange UK are the country’s three mobile telephony network operators: Vodafone, O2 (a wholly-owned subsidiary of Telefónica) and T-Mobile (a wholly-owned subsidiary of Deutsche Telekom). All launched their operations before Orange UK.

In addition to these three operators, Orange UK also faces competition in the UMTS market from Hutchison 3G UK Ltd, held by a consortium that is majority-owned by Hutchison Whampoa, which launched its services in March 2003 under the 3 brand.

In November 1999, a joint venture formed by the Virgin Group and Deutsche Telekom became the first virtual wireless network operator in the United Kingdom when it launched its service that operates by purchasing call time from One2One (now T-Mobile). Virgin was bought out by NTL in 2006 and is still operating under a new supply agreement with T-Mobile. Other virtual network operators are currently operating in the United Kingdom, such as Carphone Warehouse, IDT Europe, Lycatel, Lebara and Tesco Mobile (via the O2 network).

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The table below shows the market share of each of the network operators in the United Kingdom:

	Year ended December 31
	2008	2007	2006
Orange	21.2%	21.3%	22.0%
Vodafone	21.7%	22.2%	21.1%
O2	28.2%	27.6%	27.1%
T-Mobile	22.5%	23.5%	24.3%
3 UK	6.3%	5.4%	5.5%
Source: Informa Telecoms & Media (third quarter 2008).

6.2.3.5 Regulatory Environment

For the presentation of the British regulatory environment, see Section 6.8.3

6.2.3.6 Key Events

Key events in 2008 were as follows:

Internet Everywhere, a 3G data access plan, was launched;

•

in April 2008, the new Animals Pay-as-you-go rates were launched, following the success of the Animals PAYM packages;

•

in June 2008, Orange announced a new, customer-focused strategy with an optimized structure. Orange’s new action plan was launched with the goal of improving performance and growth in the coming years;

•

a new customer-service strategy was also established, with the creation of 500 direct face-to-face customer service positions in management centers and stores and, in addition, the launch of new contact options, such as instant messaging, the website and in-store points of service;

•

a plan to extend the retail sales distribution network was announced, to bring the number of stores to 400 as well as to create a new online shop;

•

in September 2008, Orange launched its laptop computer offers for mobile broadband products;

•

in 2009, investments will be made to improve 2G and 3G network quality coverage and a new, ultra-high-speed network will be launched to provide up to 14.4 Mbit/s.

6.2.4 Spain

6.2.4.1 Market

The table below presents the main features of the mobile telephony market in Spain and the mobile activities of France Telecom España, which operates under the Orange brand and is referred to below as Orange.

	Year ended December 31
	2008	2007	2006
Market penetration rate in Spain (%)(1)	112.6	108.6	104.6
Total number of users in Spain (millions)(1)	52.4	50.2	46.4
Contract customers (millions)(1)	31.9	29.4	25.4
Prepaid customers (millions)(1)	20.4	20.7	21.0
Active Orange customers (millions)(2)	11.4	11.1	11.1
Contract customers (millions)(2)	6.4	6.0	5.4
Prepaid customers (millions)(2)	4.9	5.1	5.7
Broadband customers (millions)(2)	3.3	1.6	0.4
Market share of Orange (%)(1)	20.6	22.1	23.6
Coverage of the Orange 3G network (as a% of population)(2)	83.3	82.0	73.0
(1) Source: Spanish Regularity Authority. (2) Source: Orange España.

Affected by the widespread slowdown in the Spanish economy, the mobile telephony market showed signs of its first slump in Spain. Line growth dropped by nearly 3% for the first time in the third quarter 2008 and revenues recorded negative growth year-over-year.

Orange is one of the four mobile telephony operators in Spain, with Telefonica Moviles (Movistar), Vodafone, and Yoigo (a UMTS network operator that also has a national roaming agreement).

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At the end of 2008, Orange’s 2G network covered 99% and its 3G network covered 83% of the Spanish population.

6.2.4.2 Orange’s Products and Services

Residential Market

Prepaid Offers

For customers wanting prepaid plans, Orange offers a large selection of rate options (Tarjetas). The price range was recently revised to better accommodate the various needs of the market (intra and inter-network communications, peak times, off-peak times) as well as competitive offers, to avoid any competitive gap and improve Orange’s commercial intra-network communications (on-net) offers.

Customers can also enjoy several extra options to meet their needs with preferred rates: for example, calls to an Orange number billed at only 3 euro cents per minute, vouchers for SMS, or weekly promotional offers (Orange Sundays).

Orange has improved its SIM card only line by creating new rates likely to attract users that already own a handset. This strategy aims to match competitors’ products that are focused on the market’s low-cost segment.

There are many options for top-up a prepaid card: traditional scratch cards, automatic teller machines and call centers. In addition, since 2007, Orange has been developing other distribution channels for the sale of prepaid cards, specifically gas stations and newspaper stands.

Frequent purchasers of high-volume top-ups who are long-time Orange customers are offered free top-ups.

+The table below shows the principal rate offer without commitment:

Offers	Main Features
Tarjeta Hola	23 euro cents/min. for calls to Orange customers. 40 euro cents/min. for other calls and calls to fixed lines.
Tarjeta Libre	27 euro cents/min.
Tarjeta Nosotros

3 euro cents/min. for calls to Orange customers and 50 euro cents/min. for other calls and calls to fixed lines. Minimum 10 euro top-ups to qualify for these rates. Otherwise, 20 euro cents/min. for calls to Orange customers and 59 euro cents/min. for other calls and calls to fixed lines.

Tarjeta Mi tiempo libre

10 euro cents/min. from 5:00 p.m. to 8:00 a.m. 55 euro cents/min. for the rest of the day.

Minimum 10 euro Top-ups to qualify for these rates. Otherwise, 15 euro cents/min. from 5:00 p.m. to 8:00 a.m. and 59 euro cents/min. for the rest of the day.

Tarjeta Única	18 euro cents/min. Minimum 10 euro top-ups to qualify for these rates. Otherwise, 35 euro cents/min.
Tarjeta SMS

5 euro cents for SMS and 5 euro cents/min. for calls to Orange customers. 30 euro cents/min. for other national calls. Minimum 10 euro top-ups to qualify for these rates. Otherwise, 10 euro cents for SMS,

10 euro cents/min. for calls to Orange customers and 40 euro cents/min. for other national calls.

Subscriptions

Subscriptions offer customers prices lower than prepaid offers, once a minimum monthly usage is reached. Special rates are offered, for example, for off-peak hours or for the youngest customers.

As with prepaid packages, customers can enjoy lower rates for the most frequently called numbers (calls to an Orange number are only billed at 3 euro cents a minute), vouchers for SMS or other promotional possibilities.

Continuing its efforts to innovate, anticipate customer needs and avoid competitive gaps, the portfolio of offers was recently supplemented by the addition of the market’s first hybrid line, Fusion, which combines the main advantages of the prepaid and postpaid segments.

In 2008, Orange added to its Tarifa Plana line by launching:

•

Tarifa Plana Naveghable, combining the former Tarifa Plana offer with 24/7 mobile Internet access limited to 500 Mb per month, with special one-month free access to Orange World’s multimedia services;

•

Tarifa Plana Mini, which targets customers with average usage levels who want a predictable monthly bill. With a monthly package, the customer receives 300 minutes of national calling between 6:00 p.m. and 8:00 a.m.

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Moreover, Orange offers three convergence solutions to consumers in order to meet their needs, regardless of the access technology, specifically Unico, Numeros plus (economic rates for calls between a customer’shome fixed lines and personal mobiles) and Internet Everywhere. In 2008, Orange launched a new line to encourage mobile Internet use that includes a Medion mini-laptop computer with a USB modem key and an Everywhere 3G+ Internet subscription including 5 Gigabits of traffic.

The non-voice service for the residential market provides both practical and leisure services. The portfolio of Orange data services includes SMS, MMS, WAP, news alerts via SMS and MMS and other services including chat, ringtones and images, videophony, email, video games, music, Internet access, mobile television and Orange Messenger.

The main postpaid offers are as follows:

Offers	Main Features
Fusión from Orange

The user decides the amount he wants to refill. That amount is deducted from his bank account every month. The basic offer for this program is “Tarjeta Unica.” The user can choose whichever offer suits him best.

Contrato Libre	24 euro cents/min. Minimum 6 euros used each month.
Nuevo Contrato Único	17 euro cents/min. and 0 euro cents/min. for intra-network calls after the second call of the day. Minimum 12 euros used each month.
Contrato Decreciente

16 euro cents/min. for monthly consumption of less than 50 euros; 13 euro cents/min. for monthly consumption of 50-70 euros; 9 euro cents/min. for monthly consumption of more than 70 euros.

Minimum 25 euros used each month.

Tarifa Plana Mini	0 euro cents/min. with no setup fees from 6:00 p.m. to 8:00 a.m. for up to 300 min/month. 18 euro cents/min. with setup fees for the rest of the day. Monthly subscription at 15 euros.
Tarifa Plana	0 euro cents/min. with no setup fees from 6:00 p.m. to 8:00 a.m. for up to 700 min/month. 18 euro cents/min. with setup fees for the rest of the day. Monthly subscription at 22 euros.
Tarifa Plana Plus

0 euro cents/min. with no setup fees to mobiles from 6:00 p.m. to 8:00 a.m. 0 euro cents/min.

with no setup fees, 24 hours a day, to fixed lines. 18 euro cents/min. with setup fees for all other calls. Monthly subscription at 27.90 euros.

Tarifa Plana Naveghable	0 euro cents/min. with no setup fees from 6:00 p.m. to 8:00 a.m. 18 euro cents/min. with setup fees for the rest of the day. 500 MB of Internet traffic included. Monthly subscription at 29 euros.
Contrato Mi Tiempo Libre	7 euro cents/min. for 5 consecutive hours from 10:00 p.m. to 8:00 a.m. and weekends, to be defined by the user. 30 euro cents/min. for all other calls. Minimum 9 euros used each month.

Orange’s offers and rates are detailed on its website http://www.movil.orange.es

Small Offices and Home Offices Market

For the small offices and home offices market, Orange adapts its offer to different needs, uses, types of calls, number of lines and other characteristics of businesses.

Customized solutions have been specifically developed for different sectors (real estate, transport) and are offered in partnership with other companies (software designers and others).

Regarding data services, email receipt is the most frequently requested service. For this purpose, a full line of terminals and technical solutions is available to meet individual customer needs. The other data services completing the portfolio are news services, videophony, Internet and Intranet access.

During 2007, Orange launched new convergence services, for example Unico para empresas, which allow customers to take advantage of economical rates on their mobile telephones when they place calls at home via their ADSL Orange access, or Business Everywhere, which allows customers connect to the Internet from their laptop computers.

Orange attaches great importance in offering innovative solutions to high-end customers, in order to anticipate expectations in the small offices and home offices market. With this in mind, the Inteligente Empresas plan was launched in 2008, which automatically offers more attractive rates as the customer increases his consumption.

Furthermore, Orange designs telecommunications solutions for large businesses, who are treated like partners and for other telecommunications operators (MVNO), who are offered wholesale rates.

Orange offers and rates are detailed on its website http://www.empresas.orange.es

6.2.4.3 Sales and Distribution

Orange España sells its products and services via a full range of distribution channels:

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•

1,691 Orange stores which sell only Orange products;
•

almost 741 specialized distributors and retailers, who offer Orange services and Orange “Pay-as-you-go” cards, as well as other products and services;

•

non-specialty retailers.

A specialized sales team under the responsibility of Orange España Business Services is dedicated to the acquisition and retention of business customers. Customers can also obtain Orange products and services and purchase accessories at the Orange España website: http://www.orange.es

6.2.4.4 Competitive Environment

Orange has been competing for several years with two other operators: Movistar (a subsidiary of Telefónica) and the Spanish subsidiary of Vodafone. Orange (previously “Amena”) obtained the third Spanish GSM license in June 1998 and launched its commercial activity in January 1999, thus ending a mobile telephony duopoly held until that date by Telefónica and Vodafone.

In March 2000, four UMTS licenses were awarded through competitive bidding to Amena, Telefónica Móviles España, Vodafone and Yoigo (formerly Xfera, TeliaSonera’s subsidiary in Spain). UMTS was first available on the Spanish market in 2004.

In 2006, the first MVNO appeared: Carrefour Mobile, Happy Movil-The Phone House and Euskaltel. Over the last two years, the number of MVNOs has increased with the arrival of:

•

Lebara Mobile, R, Dia, KPN, Mas Vida, Pepephone, Eroski, and Telecable in 2007;

•

Jazztel, BT, Ono, El Corte Inglés, amigophone and phoneyou in 2008.

The following table shows the market share of the operators present in Spain:

	Year ended December 31
	2008	2007	2006
France Telecom España (Orange)	20.6%	22.9%	23.6%
Telefonica Moviles	44.7%	45.4%	45.5%
Vodafone	31.0%	30.2%	30.7%
Yoigo	1.9%	0.5%	0.1%
MVNO	1.8%	0.9%	0.1%
Source: Spanish Regulatory Authority.

6.2.4.5 Key Events

A new management team was created in January 2008 as part of the Group’s NExT plan. Convergence of the fixed-line and mobile businesses was a priority in implementing the new organization.

In 2008, Orange España priorities were the following:

•

to preserve the growth dynamic subscription offers via the launch of new product offers and new, innovative convergence services (such as UNIK B2B, Business Everywhere, Internet Everywhere, Tarifa Plana Naveghable, Laptop+USB key);

•

to develop the customer mix to maximize growth in average revenue per use (ARPU) in data transmission;

•

to develop business by continuing to develop the 3G customer base and the USB modem-key service and by increasing the number of agreements with MVNOs.

Meanwhile, Orange España continues to optimize its cost structure, by means of:

•

continuous improvement of customer loyalty as part of the value strategy;

•

restructuring of distribution channels (specifically stores, franchises and the online store);

•

streamlining operations with customers and staff reductions.

6.2.5 Rest of the world

6.2.5.1 Belgium

Orange is present in Belgium through its subsidiary Mobistar. At December 31, 2008, Orange held 52.91% of Mobistar’s capital, with the balance held by the public since Mobistar’s initial public offering on Euronext Brussels in October 1998.

In March 2001, Mobistar obtained a 20-year UMTS license for a bid of 150 million euros. Mobistar has fulfilled its obligations in this area by implementing the technology by September 2003 and by deploying on January 1, 2008 a network covering 50% of the population.

By March 2009, it is expected to cover 85% of the population. In December 2008, UMTS coverage reached 80% of the population.

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Mobistar is the number two telecommunications operator on the Belgian market, in terms of both total market share and mobile market share.

The Belgian telecommunications market is characterized by:

•

strong penetration of broadband lines, 23.6% of the population at the end of 2008 (source: European Commission);

•

strong penetration of analog television;

•

mobile penetration estimated at 106.9% at the end of 2008 (source: Informa telecoms & Media).

The table below shows the main features of the mobile telecommunications market in Belgium and the activities of Mobistar:

	Year ended December 31
	2008	2007	2006
Market penetration rate in Belgium (%)(1)	106.9	101.3	91.4
Total number of users in Belgium (millions)(1)	11.1	10.5	9.6
Active Mobistar customers (millions)(2)	3.5	3.4	3.1
Market share of Mobistar (%)(1)	33.0	33.1	33.0
Coverage of the Mobistar network (as a% of population)(2)	99.7	99.7	99.6
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Mobistar (including MVNO, not including VOXmobile customers).

Mobistar’s Products and Services

Mobistar currently offers a broad range of both fixed-line and mobile solutions to meet the needs of the various market segments, from residential customers to major corporations. In the consumer market, Mobistar has launched a complete range of prepaid cards (Tempo Comfort, Tempo Friend, and Tempo Music) and a new range of packages. In the prepaid segment, Tempo Music, launched in February 2006, is a top-up concept that combines mobile telephony, music and multimedia, which reached 662,000 customers at December 31, 2008. In the package segment, Mobistar continues to record profits since mobile phone numbers became transferable. In addition to its mobile offers, Mobistar launched Internet Everywhere, combining a mobile USB modem with an attractive package for five euros a month and one euro per day of use. At September 30, 2008, Mobistar also had more than 46,827 Internet Everywhere customers. In July 2008, Mobistar launched Apple’s iPhone3G on the Belgian market. Three new custom “data” packages were launched to offer residential customers optimal use of all of the new iPhone 3G features.

For the business market, Mobistar has introduced a combined voice telephony product line, with One Office Voice Pack, providing substantial savings on mobile and fixed-line services and the ability to process two types of services with a single package and the same customer service department. During the fourth quarter of 2008, 60% of new SME and SOHO (Small Offices and Home Offices) customers subscribed to this combined offer. One Office Full Pack, launched in May 2008, is a global solution for the small offices and home offices market that combines fixed-line telephony, mobile telephony and Internet.

Mobistar's offers and rates are detailed on its website http://www.mobistar.be/fr

Sales and Distribution

During 2008, Mobistar continued to improve its controlled distribution channels, increasing the number of its specialized boutiques to 150 and opening an e-store on its website that allows Internet users to subscribe online to any prepaid or flat-rate offer, ADSL products and a full range of mobile terminals and data cards.

The marketing strategy is fully focused on mobile Internet, but also responds to the steady growth in traditional uses of mobile telephony, which was especially strong in 2008.

Competitive Environment

As the result of various buyouts, competition was especially tough in the 2008 mobile telephony market.

The penetration rate of mobile telephony exceeded 100% in 2008. Now there is even greater competition between operators in an increasingly regulated environment.

In 2008, mobile operators and fixed-line operators developed a very aggressive sales policy focused on bundled services (triple play, even quadruple play, combining mobile telephones, fixed-line telephones, ADSL and television). The underlying strategy for these marketing campaigns is existing customer retention, as they are the target core for most operators. The resulting price pressure indisputably benefits consumers.

Several buyouts marked 2008, causing greater vertical integration for some operators, as well as a broader market share (for example, via new distribution channels). The result is a decrease in the number of alternative actors on the market. As a result, competition was especially tough in 2008 in the small offices and home offices market.

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The following table shows the market share of the network operators present in Belgium:

	Year ended December 31
	2008	2007	2006
Mobistar	33.0%	33.1%	33.0%
Belgacom Mobile	43.3%	43.8%	45.1%
BASE	23.6%	23.0%	21.9%
Source: Informa Telecoms & Media (third quarter 2008).

Key Events

In 2008, Mobistar bought back its own shares for a total value of 175 million euros. In addition, Mobistar bought back 10% of the shares of its Luxembourg subsidiary VOXmobile, thereby owning it fully.

In 2008, Mobistar developed its communications, brand strategy and marketing campaigns by focusing on total mobility. A survey of its customers carried out by Mobistar in the summer of 2008 confirmed its innovative positioning and its underlying values (freedom, self-fulfillment and broad horizons).

Several promotional campaigns have boosted sales of AtHome, Internet Everywhere and TempoMusic. The iPhone3G also benefited from an innovative launch in the summer of 2008, with a special catch line in the country’s airports and major railway stations. This campaign continued until the end of the year. In the small offices and home offices segment, a radio and Web-based promotional campaign for the One Office line consolidated Mobistar’s global operator positioning in the B2B market.

6.2.5.2 Romania

Orange provides mobile telephony services in Romania through its subsidiary Orange Romania.

Orange Romania, the third mobile operator to enter the Romanian market, was formed and obtained a 15-year GSM 900 license in 1996. Orange Romania’s GSM network covered 98.8% of the population at the end of 2008.

As the result of a call for tenders, 15-year UMTS licenses were awarded to Orange Romania and Vodafone Romania (formerly Mobifon) in November 2004. Orange Romania deployed a mobile broadband network which covered 47.4% of the population at the end of 2008.

The table below presents the main features of the mobile telecommunications market in Romania and the activities of Orange Romania:

	Year ended December 31
	2008	2007	2006
Market penetration rate in Romania (%)(1)	119.0	102.7	81.0
Total number of users in Romania (millions)(1)	26.4	22.8	17.4
Registered customers of Orange Romania (millions)(2)	10.4	9.8	8.0
Market share of Orange Romania (%)(1)	38.6	43.0	46.1
Coverage of the Orange Romania network (2G as a% of population)(2)	98.8	96.9	96.8
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Romania.

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Orange Romania’s Products and Services

Orange Romania offers its customers a wide range of mobile telephony services and pursues its growth strategy via the launch of innovative offers:

Type of Offers	Target Customers	Main Features
Postpaid	Entry-level

Basic monthly subsciption with no minutes included from 3 euros to which a large range of options (SMS/network/national/international minutes) can be added.

Rate plan with network/non-network minutes and SMS included from 6 to 12 euros. “Flexible” rate plans allowing customers to share a monthly credit betweenvoice calls and data.

Prepaid	Entry-level/consumer

Top-ups from 4 to 25 euros.

Prepay music, which in addition to an attractive voice call rate, gives users access to a dedicated website: http://orangemusic.ro (listen to music, download, information, discounts on ringtones).

Unlimited Internet acccess

Wide portfolio of mobile Internet offers from 10 to 30 euros per month offering the possibility of unlimited Internet surfing (subject to certain conditions) on different time frames (evening, weekend, day). Additional possibility of acquiring a laptop computer.

Orange offers and rates are detailed on its website http://www.orange.ro

Orange Romania is one of the group’s subsidiaries that marketed Apple’s iPhone exclusively and 18,000 units were sold between August and December 2008. An overhaul of the mobile Internet offer portfolio boosted the customer base and associated revenues.

In addition, Orange had 157,000 subscribers to its Internet services at December 31, 2008. Services combining laptop computer sales and mobile Internet access were also successfully introduced.

Sales and Distribution

Orange Romania distributes its products and services in Romania via:

•

its own network of stores, which market Orange products exclusively. In 2008, this network grew by 25 points of sale, bringing the number to 95 (plus 6 kiosks) at year’s end;

•

a network of exclusive retailers of Orange Romania’s products and services. 2008 was marked by the start of an exclusive partnership with SAY, which has 87 points of sale and the end of partnerships with Proton and Vegastel (73 and 52 points of sale, respectively);

•

an extended network of indirect distributors who specifically market prepaid top-ups.

Orange Romania is pursuing an active policy of increasing its control of distribution by adding more of its own stores and exclusive partnerships. In addition, dedicated teams are responsible for the acquisition and retention of business customers, a segment in which Orange Romania has a leadership position. Finally, Orange Romania is also developing its online sales through its Internet portal, accessible at http://www.orange.ro.

Competitive Environment

Macroeconomically, Romania is affected by the bursting of its real estate bubble and the political instability resulting from the latest elections. There are also serious concerns about its currency, the Leu (RON), which depreciated significantly at year end, negatively impacting household purchasing power.

2008 was marked by intensified competition, mainly driven by Cosmote, which brought very aggressive offers to the market in terms of rates.

Orange Romania has the number one position in the market, but its market share in volume has still eroded somewhat due to Cosmote’s success. Even within this context, Orange Romania has managed to hold on to its good positioning, thanks to the segmentation of its products and services, which results in the resilience of its market share in terms of value.

The last two actors, Zapp (Telemobil, CDMA technology operator) and RCS/RDS (cable operator), each of which acquired a UMTS license in 2006, began to market their services in 2008 (Zapponline and Digimobil).

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The following table shows the market share of the operators present in Romania:

	Year ended December 31
	2008	2007	2006
Orange	38.6%	43.0%	46.1%
Vodaphone	36.0%	38.6%	44.2%
Cosmote	19.8%	15.8%	7.0%
Zapp (telemobil)	1.3%	2.7%	2.7%
RCS/RDS	4.3%	-	-
Source: Informa Telecoms & Media (third quarter 2008).

Key Events

In addition to the sharp decrease in interconnection rates, 2008 was marked by a call for tenders for a sixth GSM license. Romtelecom, the incumbent operator now controlled by Deutsche Telekom through its participation in OTE, won the bidding in September 2008 for a 1 million euro license.

Orange Romania will continue its policy of segmenting its offers in 2009, while pursuing its growth in the broadband mobile market, where its products and services have been very successful. At the same time, the policy of streamlining operating costs will be improved, while a level of investment will be maintained with which it can hold onto its market position.

6.2.5.3 Slovakia

Orange provides mobile services in Slovakia through its wholly-owned subsidiary Orange Slovensko. Orange Slovensko was formed in 1996 and obtained its GSM900 license the same year. In August 2001, Orange Slovensko’s license was extended to GSM1800. In addition, Orange Slovensko was awarded a UMTS license in June 2002 for a 20-year period starting on its award date.

In 2006, Orange Slovensko entered the broadband Internet mobile access market with the launch of HSDPA technology on the 3G UMTS network.

In September 2007, Orange Slovensko also carried out the commercial launch of the Triple Play services using the broadband fiber optic connection technology (up to 70 Megabits/s) from the user’s home. Thus, customers have in the same offer a fixed telephone line, IP services and television.

The table below presents the main features of the mobile telecommunications market in Slovakia and the activities of Orange Slovensko.

	Year ended December 31
	2008	2007	2006
Market penetration rate in Slovakia (%)(1)	103.0	106.9	89.9
Total number of users in Slovakia (millions)(1)	5.6	5.8	4.9
Active Orange Slovensko customers (millions)(2)	2.9	2.9	2.7
Market share of Orange Slovensko (%)(1)	51.4	49.2	54.9
Coverage of the Orange Slovensko network (as a% of the population)(2)	99.6	99.6	99.3
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Slovensko.

Orange Slovensko’s network coverage for 3G+ broadband mobile access (HSDPA) reaches 61% of the population.

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Orange Slovensko’s Products and Services

The mobile product line currently offered by Orange Slovensko includes the following services:

Type of Offers	Rate Plan	Target Customers	Main Features
Per-minute billing	Kontakt	Basic offer for customers looking for an inexpensive offer without additional services	Plans of 30, 70 or 100 minutes of communication
	Klasik	Standard offer for customers who want more options and services	Plans of 70, 100 or 150 minutes of communication (+210, 300 or 450 minutes during non-peak hours)
	Komfort	High-end offer for more demanding customers for whom price is not the determining factor in their choice	Plans of 300 or 600 minutes (+2,000 minutes during non-peak hours)
3G rate plan	3G 150-500	Offer for customers wishing to surf the net using a smartphone (iPhone or other)	Plan of 150 to 500 minutes of communication, including 100 SMS on-net and 2 Gigabits of data
Mobile Orange Internet	Start	Basic offer for customers who want an inexpensive mobile internet offer for non-intensive use	Rate of 384 kbits/s to 1.5 Megabits/s
Volume: 1.5 Gigabits
	Klasik	Standard offer for customers who want higher traffic rate and volume	Rate of 384 kbits/s to 3.6 Megabits/s
Volume: 2 Gigabits
	Premium	High-end offer for more demanding customers for whom price is not the determining factor in their choice	Rate of 1.46 Megabits/s to 7.2 Megabits/s
Volume: 10 Gigabits
FiberTV	Start	Basic offer for customers looking for an inexpensive fiber optic TV offer	15 channels available
	Klasik	Standard offer for customers who want a more extensive package of channels	71 channels available, including 2 theme channels
	Premium	High-end offer for more demanding customers for whom price is not the determining factor in their choice	102 channels available, including 6 theme channels
Fibernet	Start	Basic offer for customers looking for an inexpensive fiber optic internet offer	Rate of 512 kbits/s to 10 Megabits/s
	Klasik	Standard offer for customers who want more extensive downlink and uplink speed	Rate of 1 Megabits/s to 15 Megabits/s
	Premium	High-end offer for more demanding customers who want high downlink and uplink speed	Rate of 4 Megabits/s to 70 Megabits/s

Orange offers and rates are detailed on its website http://www.orange.sk

Sales and Distribution

Orange Slovensko sells its products and services in Slovakia through various distribution channels:

•

Orange Slovensko’s stores, which sell only Orange and France Telecom products. In 2008, there were 171 stores (including seven in direct operation and 164 under license);

•

sales teams attached to Orange Slovensko’s stores and specialized in door-to-door sales of FTTH products and services (information and acquisition of VIP and business customers);

•

specialized distributors and retailers who sell Pay-as-you-go Orange cards;

•

a specialized sales team under the responsibility of Orange Slovensko dedicated to the acquisition and retention of business customers;

•

finally, customers can also obtain Orange products and services and purchase accessories at the Orange Slovensko website: https://www.orange.sk/eshop/sk/shop.html

Competitive Environment

Orange Slovensko currently competes with two other operators, Telefonica 02 and T-Mobile (Eurotel), which is wholly-owned by Slovak Telecom, which is majority-owned by Deutsche Telekom.

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The market shares for operators in Slovakia are as follows:

	Year ended December 31
	2008	2007	2006
T-Mobile (Eurotel, GSM)	41.2%	40.6%	45.1%
Telefónica O2 Slovakia	7.3%	10.2%	-
Orange Slovensko	51.4%	49.2%	54.9%
Source: Informa Telecoms & Media. (third quarter 2008).

O2’s arrival on the market in 2007 altered the competitive conditions somewhat, but did not cause any major change among market leaders. In 2008, Orange Slovensko held onto its number one position in mobile telephony, with 51.4% of the market.

Orange Slovensko is also the top broadband mobile access provider, with the widest HSDPA coverage.

Key Events

2008 was marked by intensified competition in a modest-sized, highly developed market where three internationally-recognized brands are competing. In this context, Orange Slovensko has restructured to optimize its operating costs and will pursue this policy in 2009.

Although it originally focused mainly on very low rate prepaid offers, O2 has developed very competitive package offers. Nevertheless, Orange Slovensko has managed to maintain a good positioning of the value of its customer portfolio thanks to efforts in segmenting its offers, resulting in excellent resistance of its value market share value.

The strong growth in its broadband mobile customer base (up 56% compared to 2007) is encouraging for increasing revenues generated by non-voice services and the ability, therefore, to maintain a satisfactory ARPU level.

Also notable are the very encouraging results from fixed-line activity (FTTH), which are in line with expectations and should continue to grow significantly in 2009.

6.2.5.4 Switzerland

The table below presents the main features of the mobile telecommunications market in Switzerland and the activities of Orange Communications SA.

	Year ended December 31
	2008	2007	2006
Market penetration rate in Switzerland (%)(1)	112.8	106.4	98
Total number of users in Switzerland (millions)(1)	8.6	8.1	7.4
Active Orange customers (millions)(2)	1.5	1.5	1.4
Market share of Orange Communications SA (%)(1)	17.9	18.8	18.8
Coverage of the Orange Communications SA network (as a% of the population)(2)	99.3	99.3	99.3
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Communications SA.

Orange was the third operator to enter the Swiss market via its wholly-owned subsidiary, Orange Communications SA. In December 2000, Orange Communications SA was awarded a 15-year UMTS license at a cost of 55 million Swiss francs (approximately 35 million euros). Over the years, it has positioned the Orange brand in the Swiss telecommunications market as an alternative to the incumbent operator.

Orange Switzerland’s Products and Services

Orange Communications SA provides its residential and business customers with a full line of mobile services. In addition, in 2007 it launched a line of fixed-line broadband Internet services.

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MAIN PRODUCTS AND SERVICES

Type of Offers		Target Customers	Main Features
Subscriptions	Optima	Standard Customers	Abundance telephony package that automatically adjusts according to customer’s specific usage
	Prima	Youth	Package automatically blocked according to chosen amount billed, with option of refilling additional amount
	X-treme	Youth	Abundance package - SMS and value-added services (for example, music)
	Maxima	High-end customers	Abundance telephony package 1, including value-added services (for example, concierge)
	Optima and Maxima iPhone	iPhone Users	Package based on Optima and Maxima packages, including 1 Gigabit mobile Internet access
PrePaid	X-treme Prepay	Youth	Abundance package 2, including SMS and value-added services (for example, music)
	Orangeclick	Standard Customers	Abundance telephony package
Businesses	Optima Business	Businesses	Abundance telephony package that automatically adjusts according to customers’ specific usage
	Group Unlimited	Businesses	Unlimited mobile calls to the company’s fixed-line and mobile numbers
	Universa	Heavy users of business mobile services	Abundance telephony package 3, including value-added services (for example, 1 Gigabit mobile Internet access)
	Office Flex	Businesses	Mobile telephone for making calls at fixed rates
Fixed Internet	Orange ADSL and Fixtalk bundle	Standard Households	Broadband Internet access including Livebox and a fixed-line voice package
	Office Team	Businesses	Fixed-line telephony package including integration of a closed group of mobile users in the company
Mobile Internet	Home Pack and Office Hub	Customers who want to subscribe to broadband Internet access or eliminate their fixed line	Service including broadband access and fixed-line calls by the mobile network (HSDPA modem)
	IEW and IEW Pro	Customers who want to subscribe to mobile broadband Internet access	Service linked to laptop computers, including a set of mobile broadband packages according to customer usage (HSDPA USB modem).
Mobile and fixed-line options	Miscellaneous	All customers	Several options, including reduced roaming rates, e-mail and mobile Internet access, mobile content and promotions for students

Orange offers and rates are detailed on its website http://www1.orange.ch

Sales and Distribution

Orange Communication SA sells its products and services in Switzerland through various distribution channels:

•

49 Orange centers that sell only Orange products;

•

indirect retailers, who continue to generate a significant percentage of new customers;

•

a specialized sales team dedicated to the acquisition and retention of business customers;

•

a dedicated online store on the Orange website, where customers can obtain Orange products and services and purchase accessories: http://www.orange.ch

Competitive Environment

Orange Communications S.A. competes with other wireless network operators, including Swisscom Mobile, which is owned by the incumbent operator Swisscom and Sunrise, owned by TDC (Denmark).

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The following table shows the market share of the operators present in Switzerland:

	Year ended December 31
	2008	2007	2006
Swisscom	61.8%	61.8%	62.5%
TDC (Sunrise)	19.0%	18.9%	18.4%
Orange	17.9%	18.8%	18.8%
Tele2	1.3%	0.5%	0.2%
Source: Informa Telecoms & Media (third quarter 2008).

While Sunrise continues to invest in acquiring new customers by developing its package offers and high speed local loop unbundling, Orange Communications S.A. relies on the improved appeal of the Orange brand and on the experience it has acquired with its customers and is relying on the development of mobile broadband services.

Key Events

In 2008, Orange Communications S.A. added mobile broadband offers to its portfolio and launched an iPhone offer.

The economic downturn has begun to affect the Swiss economy. With lower consumer confidence, Orange is expecting its customers to be more sensitive to cost, thereby providing new opportunities with more price-conscious business and residential customers. Consequently, the number of attractive PrePay and PostPay offers and bundled offers available on the marketis expected to increase in 2009. In addition, Orange Communications S.A. and Sunrise could benefit from a higher termination risk for Swisscom, the incumbent operator.

6.2.5.5 Moldova

Orange is present in Moldova through its subsidiary Orange Moldova S.A., a subsidiary controlled by the France Telecom group, which holds a 94.3% share. Orange Moldova, formerly known as Voxtel, was formed in 1998 and obtained its license the same year. In 2003, the license was extended to GSM1800 MHz. Orange Moldova adopted the Orange brand in April 2007.

The table below presents the main features of the mobile telecommunications market in Moldova and the activities of Orange Moldova.

	Year ended December 31
	2008	2007	2006
Market penetration rate in Moldova (%)(1)	67.1	55.0	39.6
Total number of users in Moldova (millions)(1)	2.3	1.9	1.4
Active Orange Moldova customers (millions)(2)	1.5	1.3	0.9
Market share of Orange Moldova (%)(1)	65.6	67.5	64.4
Coverage of the Orange Moldova network (%)(2)	99.1	98.0	97.0
(1) Source: Moldovan Regulatory Authority (third quarter 2008). (2) Source: Orange Moldova.

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Orange Moldova S.A.’s Products and Services

The mobile product line currently offered by Orange Moldova S.A. includes the following services:

Type of Offers		Target Customers	Main Features
Postpaid	Classic	Individuals and businesses	Package based on minutes Monthly subscriptions from 50 to 840 Lei (3.5 to 58.2 euros) Unit price reduced for the most expensive subscriptions Same rate for on-net and off-net services
	Intensiv	Individuals and businesses	Package based on amounts Monthly subscription from 40 to 1500 Lei (2.8 to 103.9 euros) Unit price reduced for the most expensive subscriptions Attractive on-net services
	Business	Businesses	Package based on amounts Attractive monthly subscription Attractive on-net services
	Business nelimitat	Businesses	Package based on amounts Unlimited on-net services during business hours
Prepaid	Standard	“On-net” service users	Attractive on-net services
	Evenings and weekends	Balanced “on-net/off-net” service users, increased use during off-peak hours	Same rate for on-net and off-net services Reduced prices for evening and weekend calls
	Juno	Youth	Lower rates for calls and SMS between Juno subscribers Free access to multimedia content Numerous SMS bonuses Bonuses for calls between Juno subscribers
Internet	Internet Acum	Individuals and businesses	Mobile data services only Download speed of up to 7.2 Megabits/s Immediate access and attractive rates Monthly subscription

Orange offers and rates are detailed on its website http://www.orange.md

Sales, Distribution and Customer Service

Orange Moldova sells its products and services through a set of direct and indirect distribution channels:

•

direct channel: 17 stores owned by Orange Moldova in 2008 compared to 10 when rebranded in 2007;

•

indirect channel:

•

160 stores offering the full line of Orange products and services: 82 partner stores under the Orange brand and 87 exclusive distributors,

•

421 points of sale selling only prepaid cards. When Orange Moldova rebranded in 2007, there were no such points of sale,

•

965 other points of sale, and 1,124 tobacco stands distributing prepaid cards.

A team reporting directly to Orange Moldova’s management is in charge of business customer service.

Competitive Environment

Orange Moldova (formerly Voxtel) was the first operator to launch GSM services in Moldova in 1998. Moldcell, a TeliaSonera subsidiary through Fintur (99%), launched its GSM services in 2000.

Two new mobile telephony operators entered the market in 2007:

•

Moldtelecom (the incumbent fixed-line telephony operator) under the Unite brand and the CDMA450 network; and

•

Eventis, a GSM operator with Russian and Moldovan capital.

At the end of the third quarter of 2008, Orange Moldova held the largest market share.

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The following table shows the market share of the operators present in Moldova:

	Year ended December 31
	2008	2007	2006
Orange Moldova	65.6%	67.5%	64.4%
Moldcell	30.0%	29.5%	35.6%
Unite	3.7%	2.8%	-
Eventis	0.7%	0.1%	-
Source: Moldovan Regulatory Authority (third quarter 2008).

Key Events

The main events for 2008 were:

•

the award of the 3G license to Orange Moldova in August 2008; and

•

the signature of an agreement to buy out a local Internet service provider.

Outlook for 2009

The economic uncertainty in Moldova necessitates some caution with respect to growth forecasts. As such, Orange Moldova intends to continue its transformation into a diversified and fully-integrated operator and endeavor to maintain its leadership position in the mobile market despite the competition.

Operationally, Orange Moldova’s priorities are:

•

improving quality (of communications, of the distribution network, of customer relations);

•

diversifying the product portfolio (fixed-line and mobile broadband, payment methods) to increase the ARPU;

•

anticipating the launch of 3G services;

•

stimulating usage to promote increased ARPU and ensure a strong market share; and

•

integrating new activities and maintaining a streamlined organization.

6.2.5.6 Other controlled mobile operations outside Europe

Egypt

Orange owns 71.25% of Mobinil (Mobinil Telecommunication S.A.E.), which holds 51% of the Egyptian Company for Mobile Services (ECMS), the operational company for Mobinil brand. The remaining 28.75% of Mobinil is held by the Egyptian group Orascom Telecom, which also directly owns 20% of ECMS, whose shares are listed on the Cairo and Alexandria stock markets.

ECMS was formed in 1998 and was awarded its GSM900 license the same year. In 2007, ECMS was awarded a 15-year UMTS license for 3.7 billion Egyptian pounds (via a payment plan) and an annual percentage of 2.4% of total revenues. After 2022, this license can be renewed without additional cost for periods of five consecutive years. The 2G license that it already holds will be automatically extended for a period of nine and a half years and will thus expire on the same date as 3G license. A detailed five-year coverage plan accompanied the granting of the license and the regulatory authority (NTRA) guaranteed Mobinil that it would be granted other frequency bands, special rates that apply to its customers for communications within its network (“on-net” mode) and a new network code reserved for Mobinil.

The table below presents the main features of the mobile telecommunications market in Egypt and the activities of Mobinil.

	Year ended December 31
	2008	2007	2006
Market penetration rate in Egypt (%)(1)	55.0	40.6	-
Total number of users in Egypt (millions)(1)	41.3	30.1	-
Mobinil customers (millions)(2)	20.1	15.1	9.3
Market share of Mobinil (%)(1)	48.7	50.2	51.5
Coverage of the Mobinil network (%)(2)	100.0	99.0	99.0
(1) Sources: Egyptian Regulatory Authority. (2) Source: Mobinil.

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Mobinil’s Products and Services

The mobile product line currently offered by Mobinil includes the following services:

Type of Offers		Target Customers	Main Features
Postpaid	25-900 pounds/month	Residential customers	Monthly payment, free services according to rate plans (free mobile-to-mobile minutes), free SMS, free billing consultation)
Prepaid cards	Alo	Residential customers	Easy-to-use custom services (Alohat for young customers, Alo Region for older customers, Alo Tourist for tourists)
Monthly packages	Businesses	Businesses	Custom solutions depending on customer needs and requirements

Mobinil’s offers and rates are detailed on its website http://www.mobinil.com

Sales and Distribution

Mobinil sells its products and services in Egypt through a set of distribution channels:

•

Mobinil-owned stores. In 2008, the number of stores rose to 33, compared to 24 in 2007;

•

Mobinil franchises installed in 2008;

•

Mobinil kiosks located in universities, which provide products and services to students;

•

independent kiosks which sells products like scratch cards and Alo lines from subway kiosks, train stations and ports;

•

specialized distributors and retailers. In 2008, about 12,000 of these points of sale offered Mobinil services and products.

Competitive Environment

ECMS (Mobinil) was the first mobile operator in Egypt. At December 30, 2008, ECMS held the largest share in this market, for prepaid offers as well as subscriptions. Vodafone Egypt entered the market in November 1998 under the name ClickGSM, and a third operator, Etisalat, entered the market in May 2007. The Egyptian market is made up mostly of prepaid offers.

The following table shows the market share of the operators present in Egypt:

	Year ended December 31
	2008	2007	2006
Mobinil	48.7%	50.2%	51.5%
Vodafone	42.7%	44.3%	48.5%
Etisalat	8.6%	5.5%	-
Source: Egyptian Regulatory Authority.

Key Events

The main events for 2008 were:

•

the deployment of Mobinil’s UMTS mobile network and the launch of the advanced 3G service line in September;

•

the celebration of the 20 millionth subscriber, with a 20 million subscribers promotion in all market segments;

•

the launch of the on-net rate, with reduced rates for communications made between Mobinil subscribers;

•

the launch of U-Control, a Web solution that lets business customers manage their own billing;

•

the launch of the iPhone 3G as well as advanced data communications offers at the technical level;

•

the launch of an attractive laptop computer offer bundled with a free 3G USB modem;

•

the extension and development of a direct-distribution network, thanks to the opening of four new stores and eight new national franchises.

Dominican Republic

Orange holds 100% of Orange Dominicana, which launched its GSM900 network in November 2000 under the Orange brand. Minority shareholders representing 14% of the capital were bought out in September 2005.

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	Year ended December 31
	2008	2007	2006
Market penetration rate in the Dominican Republic (%)(1)	66.8	57.9	-
Total number of users in the Dominican Republic (millions)(1)	6.3	5.4	4.4
Active Orange customers (millions)(2)	2.4	2.1	1.5
Market share of Orange Dominica (%)(1)	36.7	38.7	40.4
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Dominicana.

Orange Dominicana’s Products and Services

The mobile product line currently offered by Orange Dominica includes the following services:

Postpaid

Subscriptions correspond to older offers used by the majority of customers and more recent offers launched in August 2007:

Type of Offers	Subscriptions	MAX offers			FLEX offers
		Price	Minutes included	Price per additional minute	Price	Minutes included	Price per additional minute
Older offers	Traditional	From $420 to $2,460 (302 to 1,768 euros)	From 90 min. to 900 min.	From $0.08 to $0.05 (0.057 to 0.035 euros)	From $290 to $1,590 (208 to 1,142 euros)	From 50 min. to 540 min.	From $0.10 to $0.05 (0.024 to 0.012 euros)
	Youth	-	-	-	From $290 to $440 (208 to 316 euros)	From 50 min. to 90 min.	From $0.10 to $0.08 (0.024 to 0.019 euros)
Recent offers	Youth	From $260 to $1,150 (187 to 826 euros)	From 50 min. to 400 min.	From $0.09 to $0.05 (0.035 to 0.064 euros)	From $270 to $1,230 (194 to 884 euros)	From 50 min. to 400 min.	From $0.09 to $0.05 (0.021 to 0.012 euros)
	12-month subscription	From $335 to $2,895 (241 to 2,080 euros)	From 75 min. to 1200 min.	From $0.07 to $0.04 (0.050 to 0.028 euros)	From $375 to $3,100 (269 to 2,227 euros)	From 75 min. to 1200 min.	From $0.08 to $0.04 (0.019 to 0.009 euros)
	18-month subscription	From $320 to $2,825 (230 to 2,030 euros)			From $345 to $2,950 (248 to 2,120 euros)		From $0.08 to $0.04 (0.019 to 0.009 euros)

Prepaid

Prepaid Card	Calling costs per minute
	To Orange Subscribers (On-net)	National	To favorite numbers from 12:00 a.m. to 7:00 a.m.
Peak hours	$6.00 (4.3 euros)	$7.80 (5.6 euros)	-
Off-peak hours	$4.80 (3.4 euros)	$6.60 (4.7 euros)	$0.06 (0.4 euros)

Sales, distribution and customer service

Orange Dominicana sells its products through the following distribution channels:

•

stores belonging to Orange Dominicana that offer the full line of products and services, including service activation, after-sales service, repair services and B2B services;

•

exclusive franchises that represent more than 90% of the total distribution channel and enable Orange Dominica to be present almost everywhere in the country;

•

13 points of service that are franchised stores authorized to provide Orange services to customers; and

•

independent distributors for refilling cards.

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Competitive Environment

The following table shows the market share of the operators present in the Dominican Republic:

	Year ended December 31
	2008	2007	2006
Trilogy (formerly All America Cables & Radio)	6.3%	6.6%	-
Claro (formerly America Movil)	49.9%	46.3%	59.6%
Orange	36.7%	38.7%	40.4%
Tricom	7.2%	8.4%	-
Source: Informa Telecoms & Media (third quarter 2008).

Botswana

Orange owns a 53.68% share in Orange Botswana, which launched its GSM900 network in June 1998 under the name Vista Cellular. Since March 2003, Orange Botswana has operated under the “Orange” brand.

The table below presents the main features of the Botswana market and Orange’s position in that market:

	Year ended December 31
	2008	2007	2006
Market penetration rate in Botswana (%)(1)	96.0	81.6	63.2
Total number of users in Botswana (millions)(1)	1.6	1.3	1.0
Orange customers (millions)(2)	0.7	0.6	0.4
Contract customers (millions)(2)	0.01	0.01	-
Prepaid customers (millions)(2)	0.7	0.5	-
Market share of Orange (%)(1)	41.8	41.0	42.1
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Botswana.

Orange Botswana offers the following mobile products and services:

Type of Offer		Main Features
Prepaid	20 pula Card (1.9 euros)	Refill from 10 to 500 pula (1 to 47.5 euros)
Postpaid with package	Easy Talk	10 SMS + 40 min. included
	Talk 130	10 SMS + 130 min. included
	Talk 275	10 SMS + 275 min. included
	Orange 160	10 free SMS
Postpaid without package	Orange 80	10 free SMS

Orange Botswana’s offers and rates are detailed on its website http://www.orange.co.bw/offers/offers.php

Orange Botswana distributes its products and services via a network of nine of its own sales offices and several hundred Orange points of sale spread throughout the country.

In the mobile market in Botswana, Orange is in second position with a 41.8% market share behind MASCOM (source: Informa Telecoms & Media).

Cameroon

The France Telecom Group holds 99.5% of the capital of Orange Cameroun, which launched its GSM900 service in January 2000 under the Mobilis name. Since June 2002, Orange Cameroun has operated under the “Orange” brand. The strategy is to improve operating efficiency and increase the market share by extending network coverage and improving distribution.

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The table below presents the main features of the Cameroon market and Orange’s position in that market:

	Year ended December 31
	2008	2007	2006
Market penetration rate in Cameroon (%)(1)	29.3	24.1	17.9
Total number of users in Cameroon (millions)(1)	5.3	4.3	3.1
Orange customers (millions)(2)	2.1	2.0	1.4
Contract customers (millions)(2)	0.04	0.4	-
Prepaid customers (millions)(2)	2.1	2.0	1.4
Market share of Orange (%)(1)	37.7	43.6	43.1
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Cameroun.

Orange Cameroun offers the following mobile products and services:

Type of Offer		Features
Postpaid with package	Mix perso 8 Mix perso 16 Mix perso 32 Mix perso 64	Subscription services from 8,000 to 64,000 CFAF (12.2 to 97.5 euros)
Prepaid	Joker	Refills from 1,000 to 25,000 CFAF (1.5 to 38.1 euros)

Orange Cameroun’s offers and rates are detailed on its website http://www.orange.cm

Orange Cameroun distributes its products and services via a network of seven of its own sales offices and several hundred points of sale.

In the mobile market in Cameroon, Orange is in second position with a 37.7% market share behind MTN (source: Informa Telecoms & Media). Orange Cameroun continues to increase its market share.

Ivory Coast

Orange owns an 85% share in Orange Côte d’Ivoire, which began operating its GSM900 network in 1996 under the Ivoiris brand. Since January 2002, Orange Côte d’Ivoire has operated under a GSM900/1800 license. Since May 2002, Orange Côte d’Ivoire has been operating in Ivory Coast under the “Orange” brand. The strategy is to develop integrated offers and convergence services. The multi-equipment service is growing.

The table below presents the main features of the Ivory Coast market and Orange’s position in that market:

	Year ended December 31
	2008	2007	2006
Market penetration rate in Ivory Coast (%)(1)	52.8	36.5	22.9
Total number of users in Ivory Coast (millions)(1)	9.7	6.6	4.0
Orange customers (millions)(2)	4.1	2.9	1.7
Contract customers (millions)(2)	0.04	0.03	-
Prepaid customers (millions)(2)	4.1	2.8	-
Market share of Orange (%)(1)	38.9	38.4	43.0
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Côte d’Ivoire.

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In its market, Orange Côte d’Ivoire offers the following mobile products and services:

Type of Offers		Main Features
Prepaid	Carte SIM	Refills from 1,000 CFAF to 100,000 CFAF (1.5 to 152.4 euros): traditional refills, scratch cards, non-paper refills, e-refill, youth offer
Postpaid with package	Package: 12,500	Subscription ranges from 12,500 to 100,000 CFAF (19 to 152.4 euros)
Package: 25,000
Package: 50,000
Package: 100,000

Orange Côte d’Ivoire’s offers and rates are detailed on its website: http://www.orange.ci

Orange Côte d’Ivoire distributes its products and services via its network of 40 sales offices and franchised distribution networks.

In the mobile market in Ivory Coast, characterized by a high multi-equipment rate in SIM cards, Orange Côte d’Ivoire is in first position, with a market share of 38.9%, ahead of MTN, Moov (an Etisalat subsidiary), Koz from the Comium Group and GreenN (a new market entrant belonging to the LAP green Group) (source: Informa Telecoms & Media). Orange Côte d’Ivoire, the leader in terms of customer acquisition and service quality, continues to increase its market share.

Jordan

Orange is present in Jordan through its subsidiary Orange Jordan (formerly MobileCom), a wholly-owned subsidiary of Jordan Telecom, itself 51% owned by France Telecom. Orange Jordan was formed in 2000 and obtained its GSM license the same year. Orange Jordan was the second GSM operator to enter the mobile telephony market in Jordan, five years after Fastlink (a company owned by MTC). Since September 2007, Orange Jordan has operated under the “Orange” brand.

The table below presents the main features of the Jordanian market and Orange’s position in that market:

	Year ended December 31
	2008	2007	2006
Market penetration rate in Jordan (%)(1)	84.0	83.0	69.6
Total number of users in Jordan (millions)(1)	5.2	5.1	4.2
Orange customers (millions)(2)	1.6	1.5	1.4
Contract customers (millions)(2)	0.1	0.1	-
Prepaid customers (millions)(2)	1.5	1.4	-
Market share of Orange (%)(1)	29.5	31.4	33.6
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Jordan.

Orange Jordan offers the following mobile products and services:

Type of Offers		Main Features
Prepaid	Friends offers Keefo Mumtaz star A7l	Refills from 5 to 32 dinars (from 5 to 32.4 euros). Three refill modes: scratch cards, electronic, e-payment.
Postpaid	Plus	Package from 8.5 to 62 Jordanian dinars (9.2 to 67.2 euros).
	Club	Package: from 9 to 80 Jordanian dinars (9.7 to 86.7 euros).
	Talk unlimited	Package at 16 dinars (17.3 euros) with unlimited to three Orange numbers.
Hybrid	Smart	Blocked account package from 10 to 50 dinars (10.8 to 54.0 euros)

Orange Jordan’s offers and rates are detailed on its website: http://www.orange.jo

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Orange Jordan distributes its products and services via a network of 46 sales offices and an indirect sales network of nine main wholesale retailers. In addition, a franchised distribution network is being established.

In the Jordanian mobile market, Orange is in second position with a 29.5% market share behind Zain (MTC-Kuwait Group) and ahead of UMNIAH (Batelco-Bahrain Group) (source: Informa Telecoms & Media).

Senegal

Orange Senegal (formerly Sonatel Mobiles SA), a wholly-owned subsidiary of Sonatel SA, of which France Telecom owns 42.3% of the capital, was formed in 1999 and took over the GSM license awarded to Sonatel SA in 1996. Since November 2006, Orange Senegal has operated under the Orange brand. Orange Senegal competes with Sentel, a subsidiary of the Millicom International group. In 2007 the Senegalese regulatory authority awarded a new mobile license to Sudatel, which has not yet opened its network. The strategy is to build customer loyalty, specifically in the high-ARPU segments and improve service quality.

	Year ended December 31
	2008	2007	2006
Market penetration rate in Senegal (%)(1)	39.7	29.5	24.6
Total number of users in Senegal (millions)(1)	5.0	3.6	3.0
Orange customers (millions)(2)	3.5	2.5	2.1
Contract customers (millions)(2)	0.04	0.03	-
Prepaid customers (millions)(2)	3.5	2.4	-
Market share of Orange (%)(1)	63.6	69.2	70.0
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Sénégal.

Orange Senegal offers the following mobile products and services:

Type of Offers		Main Features
Prepaid	SIM card 2500	Refills from 1,000 to 25,000 CFAF (1.5 to 38.1 euros) 3 refill modes: scratch cards, electronic, e-payment
Postpaid	Terranga	Package at 7,867 CFAF (12 euros)
	Mobile package: from 2 to 60 hours	Package from 9,360 to 230,000 CFAF (14.3 to 350.5 euros)

Orange Senegal’s offers and rates are detailed on its website http://www.orange.sn

Orange Senegal distributes its products and services via its network of 39 sales offices.

In the Senegalese mobile market, Orange is in second position with a 63.6% market share behind Tigo, a Millicom group subsidiary (source: Informa Telecoms & Media).

Mali

Ikatel SA, in which Sonatel SA owns a 70.2% share, began operating commercially in 2003 following a license granted in 2002 by the government of Mali for fixed-line, mobile and Internet activities. Since November 2006, Orange Mali has operated under the Orange brand. Ikatel’s strategy is to develop its coverage and increase the mobile penetration rate.

	Year ended December 31
	2008	2007	2006
Market penetration rate in Mali (%)(1)	26.6	20.0	11.9
Total number of users in Mali (millions)(1)	3.3	2.4	1.4
Orange customers (millions)(2)	2.8	2.03	1.2
Prepaid customers (millions)(2)	2.8	2.03	1.2
Market share of Orange (%)(1)	77.4	78.0	82.7
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Mali.

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Orange Mali offers the following mobile products and services:

Type of Offers		Main Features
Prepaid	SIM card 2000	Per-second billing after the first second Refill from 1,000 to 25,000 CFAF (1.5 to 38.1 euros)
Postpaid	Pro “User comfort at a better price”

Subscription at 5,000 CFAF (7.6 euros) and pricing per minute

Unlimited calling credit for simplified use everywhere in Mali and while traveling abroad

Detailed monthly bill for all communications

Per-second billing

More advantageous communication rates than prepaid services

Orange Mali’s offers and rates are detailed on its website http://www.orangemali.com

Orange Mali distributes its products and services via a direct network of seven sales offices and an indirect network of 20 wholesale partners. In addition, the franchised distribution network has 35 stores.

In the Malian mobile market, Orange is in first position, with an 77.4% market share ahead of Malitel, a subsidiary of Sotelma, the incumbent operator (source: Informa Telecoms & Media).

Madagascar

Orange Madagascar, formed in 1997, is a telecommunications operator in which France Telecom indirectly holds 65.3% of the capital, via Telsa and Miaraka.

The table below presents the main features of the Malagasy market and Orange’s position in that market:

	Year ended December 31
	2008	2007	2006
Market penetration rate in Madagascar (%)(1)	17.8	10.7	5.3
Total number of users in Madagascar (millions)(1)	3.5	2.1	1.0
Orange customers (millions)(2)	2.0	1.3	0.6
Contract customers (millions)(2)	-	-	-
Prepaid customers (millions)(2)	1.9	1.3	0.6
Market share of share (%)(1)	51.3	58.5	64.3
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Madagascar.

Orange Madagascar offers the following mobile products and services:

Type of Offers		Main Features
Prepaid	SIM card 3500	Per-second billing as of the first second Refills from 2,000 to 100,000 Ariary (0.8 to 38.4 euros)
Package	Orange Groupe illimité	Packages available from 1 to 8 hours
Postpaid	Orange max: - Premier 60 min. - Active 120 min. - Intense 240 min. - VIP 540 min.	Subscriptions available from 45,000 to 129,000 Ariary (17.3 to 49.5 euros)
	Unikall (no term subscription)	10,000 Ariary (3.8 euros)

Orange Madagascar’s offers and rates are detailed on its website http://www.orange.mg/particulier/offre/orange-postpaye.htm

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Orange Madagascar distributes its products and services via a network of 11 sales offices and several hundred points of sale.

In the mobile market in Madagascar, Orange is in first position with a 51.3% market share ahead of Telma (incumbent operator) and Celtel (Zain subsidiary) (source: Informa Telecoms & Media).

Mauritius

Cellplus Mobile Communications Ltd, formed in March 1996, is a wholly-owned subsidiary of Mauritius Telecom, which is 40% controlled by France Telecom. Cellplus Mobile Communications Ltd was the second operator to enter the mobile telephony market in Mauritius after seven years of the exclusive presence of Emtel (a joint company formed by Millicom and a local company). Cellplus Mobile Communications Ltd obtained a GSM license and started its commercial operations in October 1996. The company is expanding its services on the GSM900 MHz and GSM1800 MHz bandwidths and has offered GPRS service since December 2004. In April 2008, CellPlus became Orange Ile Maurice under the Orange brand.

The table below presents the main features of the Mauritian market and Orange’s position in that market:

	Year ended December 31
	2008	2007	2006
Market penetration rate in Mauritius (%)(1)	77.7	70.4	61.0
Total number of users in Mauritius (millions)(1)	1.0	0.9	0.8
Orange customers (millions)(2)	0.6	0.6	0.5
Contract customers (millions)(2)	0.1	-	-
Prepaid customers (millions)(2)	0.5	-	-
Market share of Orange (%)(1)	57.6	59.7	63.1
(1) Source: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Ile Maurice.

Orange Ile Maurice offers the following mobile products and services:

Type of Offers		Main Features
Prepaid	Cartes SIM - 200 MUR (4.7 euros) - Youth Classic Pack - Fashion Pack - Music Pack - Pro Pack	Refills possible by: scratch cards, selected banks, SMS, E-Voucher, E-Transfer
Postpaid – Subscription without package	Post Pay 125 Post Pay 200 Post Pay 300	Price per minute varies according to offer type

Orange Ile Maurice’s offers and rates are detailed on its website: http://www.orange.mu/mobile/postpay.php

Orange Ile Maurice distributes its products and services via a network of 20 sales offices.

In the mobile market in Mauritius, Orange is in first position with a 57.6% market share ahead of EMTEL (Currimjee Jeewanjee Group) and MTML (Mahanagar Telephone Mauritius) (source: Informa Telecoms & Media).

Equatorial Guinea

GETESA, Equatorial Guinea’s incumbent operator (40% held by the France Telecom group and 60% by the government), became Orange Guinée Equatoriale in November 2006. Since the Law of November 2005, there has been no monopoly, in the legal sense for fixed-line, mobile and Internet communications services. At December 31, 2008, Orange Guinée Equatoriale had 276,000 mobile customers, representing approximately 110,400 active customers for the Orange share. The launch of a second HITS operator in Equatorial Guinea is expected in early 2009.

Central African Republic

Orange Centrafrique, a wholly-owned subsidiary of the France Telecom group, opened its GSM service at the beginning of December 2007. At December 31, 2008, Orange Centrafrique had approximately 126,000 customers and held the top market share ahead of five competitors (source: Orange Centrafrique).

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Guinea

At December 31, 2008, Orange Guinée (Conakry) had approximately 617,000 customers and held the second position in the market, ahead of five competitors (source: Orange Guinée). At December 31, 2008, Orange Bissau had approximately 60,000 customers.

New business development

Niger

France Telecom holds 80% of Orange Niger. In November 2007, the France Telecom Group acquired a comprehensive license (fixed-line, mobile and Internet) in Niger. Orange Niger had 166,000 customers at end 2008 and was in third position with a 10% market share behind Zain Niger and Moov’ and ahead of Sahelcom (source: Orange Niger).

Kenya

On December 21, 2007, the France Telecom group, through Orange East Africa, 78.5% owned by Orange Participations and 21.5% by the Alcazar financial group, acquired 51% of Telkom Kenya, Kenya’s incumbent operator (fixed-line, mobile and Internet operator). Orange is now the commercial brand used for all mobile, broadband and fixed-line services. In September 2008, Orange launched the first GSM mobile services, and at December 31, 2008, Orange Kenya had approximately 360,000 mobile customers. Nationwide deployment should cover all major cities before the end of 2009, providing access to these services for 50% of the population.

Uganda

In October 2008, France Telecom and Hits Telecom Uganda formed Orange Uganda Ltd to provide telecommunication services in Uganda under the Orange brand. Orange Uganda Ltd, 53% controlled by France Telecom will benefit from the license acquired by Hits Telecom Uganda as well as its GSM network and its main telecommunications equipment. With a rapidly growing population of around 30 million inhabitants and a market penetration rate of approximately 25% in the third quarter of 2008 (source: Informa Telecoms & Media), Orange Uganda has a very positive growth outlook.

Orange Uganda Ltd launched its mobile telecommunication services in Uganda in March 2009 with a range of offers including per-minute and per-second rates for national calls, attractive rates for international calls and an exclusive auto callback service.

6.2.5.7 Mobile activities: other shareholdings

Austria

Orange owns a 35% share in ONE GmbH, through a consortium with Mid Europa Partners, which purchased the company in October 2007. ONE was granted the third Austrian mobile license in 1997 and a 20-year UMTS license on November 20, 2000. The ONE brand was replaced by the Orange brand on September 22, 2008.

At September 30, 2008, Orange Austria’s GSM network covered 98.6% of the population. At end 2008, Orange Austria had two million active customers and held a market share of about 19.5%.

The main features of the mobile telecommunications market in Austria and the position of Orange Austria in this market are as follows:

	Year ended December 31
	2008	2007	2006
Market penetration rate in Austria (%)(1)	125.7	119.2	-
Total number of users in Austria (millions)(1)	10.3	9.8	9.2
Orange Austria customers (millions)(2)	2.0	2.0	2.0
Market share of Orange Austria (%)(1)	19.8	20.8	21.7
(1) Sources: Informa Telecoms & Media (third quarter 2008). (2) Source: Orange Austria.

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Orange Austria’s Products and Services

Orange Austria offers its customers a large range of mobile communication services, in the form of telephone subscriptions including call and SMS (Hallo Europa) packages, mobile Internet packages and packages designed for businesses (Business-pool) as well as subscriptions without packages.

Sales and Distribution

Orange Austria sells its products and services in Austria through various distribution channels:

•

50 Orange Austria stores that sell only Orange products;

•

40 partner stores that sell only Orange products and services;

•

approximately 800 indirect points of sale, including several that only sell mobile telephony products and services.

Customers can also obtain Orange products and services and purchase accessories at the Orange Austria website: http://www.orange.at

Competitive Environment

Orange Austria was the third operator to enter the Austrian market. At the end of 2008, Orange Austria held the third largest market share, in terms of both volume and value, behind A1 Mobilkom (subsidiary of the incumbent Austrian operator Telekom Austria) and T-Mobile (which bought out the number four operator tele.ring in 2006). 3 (Drei), which is wholly owned by Hutchison Wampoa, is the smallest actor in the market, with a 5% market share.

Austria is generally considered one of the most competitive markets in Europe, with one of the highest penetration rates in mobile telephony. The country also has a very dynamic mobile broadband market.

The table below presents the market shares of network operators in Austria:

	Year ended December 31
	2008	2007	2006
A1 Mobilkom	42.2%	40.5%	39.3%
T-Mobile Austria	32.3%	33.5%	34.4%
Orange Austria (formerly One)	19.8%	20.8%	21.7%
3 (Drei)	5.7%	5.2%	4.6%
Source: Informa Telecoms & Media (third quarter 2008).

The slight decline in Orange Austria’s market share in 2008 was mainly due to Tele2’s withdrawal from the market, a MVNO which was hosted on the One network. Eety (an MVNO specializing in ethnic customers of the Orange Austria network) did not experience significant development in 2008.

Red Bull Mobile is the second largest active MVNO in Austria, hosted on the Mobilkom/A1 network.

Key Events

The ONE brand was replaced by the Orange brand on September 22, 2008. The Orange brand was successfully adopted and it soon became very popular and widely recognized.

The new offers launched under the Orange brand aimed at illustrating Orange Austria’s international dimension and the new packages included bundled calling services, both national and international (to European Union countries).

With the Orange Group’s support, Orange Austria launched a digital videocast offer allowing customers to benefit from mobile television during the 2008 European Cup soccer tournament. Orange Austria also began to offer Blackberrys and iPhones to its customers.

In 2008, Orange Austria’s management undertook an extensive overhaul of its activities that resulted in improved performance.

Portugal

France Telecom is present on the Portuguese mobile market through its 20% shareholding in the capital of Sonaecom. In December 2000, Sonaecom acquired a UMTS license for 100 million euros. This license was awarded for a period of 15 years.

In the third quarter of 2008, Sonaecom had approximately 2.4 million registered customers (compared to 2.27 million at December 31, 2007 and 2 million at December 31, 2006) (source: Informa Telecoms & Media).

At December 31, 2008, based on its own estimates, the Sonaecom network covered, approximately 99% of the Portuguese population. At the end of the third quarter of 2008, Sonaecom’s 3G network covered approximately 81% of the Portuguese population.

Orange Sonaecom’s Products and Services

Sonaecom offers a wide range of mobile communications services to residential and business customers in Portugal, including fixed-line telephony, data transmission and a broad range of mobile solutions, roaming services and wholesale services for third parties. With its convergence fixed-mobile offer Optimus Home, its sector-leading broadband mobile access Kangur, and its entry-level service Rede4, Sonaecom has consolidated its position in the mobile telephony sector in Portugal.

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Sales and Distribution

Sonaecom, which operates under the Optimus brand, sells its products and services in Portugal through various distribution channels:

•

42 Optimus stores at the end of 2008;

•

non-specialized retailers;

•

specialized distributors and retailers who sell various Optimus products and services.

Customers can also obtain products and services and purchase accessories at the Optimus website: http://www.optimus.pt

Specialized sales and customer support teams, reporting to Sonaecom’s B2B unit, are responsible for acquiring and retaining large businesses and institutions.

In addition, Sonaecom has created a division specialized in sales and services to SME and SOHO (“Optimus Negócios”).

Competitive Environment

Sonaecom was the third operator to enter the Portuguese market and is number three in terms of market share.

The table below presents the market shares of network operators in Portugal:

	Year ended December 31
	2008	2007	2006
TMN	47.5%	47.7%	47.9%
Vodafone	35.5%	35.0%	34.9%
Sonaecom	17.0%	17.3%	17.3%
Source: Informa Telecoms & Media (third quarter 2008).

Key Events

The main events for 2008 were:

•

the announcement of a three-year plan to develop FTTH fiber and invest in a Next-Generation Network, which will make it possible to cover 25% of the Portuguese population;

•

the renewal of the strategic partnership agreement with France Telecom for three years;

•

share buyback resulting in Sonaecom holding 1.62% of its own capital at the end of 2008;

•

Sonaecom’s merger with Telemilénio Sociedade Unipessoal, Lda. (formerly Tele2 Portugal) which became effective in January 2009.

6.3     HOME COMMUNICATION SERVICES

The Home Communication Services (HCS) segment brings together the fixed-line telecommunication activities (fixed-line telephony, Internet services, services to operators) in France, Poland and the Rest of the world. It recorded revenues of 22.9 billion euros in 2008 before intra-group eliminations. At December 31, 2008, France Telecom had 46.8 million fixed lines and 13.8 million Internet customers, including 12.7 million broadband customers.

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6.3.1 France

6.3.1.1 Market

The total number of fixed-line access for the consumer market in France continues to grow (up 2.1% in 2008):

	Year ended December 31
	2008	2007	2006
Total number of fixed-line consumer telephone lines (millions)	28.7	28.1	27.7
Growth rates (%)	2.1	1.5	0.8
Number of retail-billed Orange consumer fixed-lines (millions)	21.8	23.0	25.5
Number of wholesale-billed Orange fixed-lines (millions)	7.0	5.2	2.3
Source: Orange France.

This growth of the overall market is due to the increase in broadband access, particularly ADSL, for which the rate is slowing, but remains dynamic. In this segment, Orange’s market share has stabilized at about 49%:

CHANGES TO THE ADSL ACCESS MARKET

	Year ended December 31
	2008	2007	2006
Total number of ADSL lines (millions)(1)	16.8	14.8	12
Number of Orange ADSL lines (millions)(2)	8.3	7.3	5.9
Market share of Orange (%)(2)	49.4	49.4	49.3
(1) Source: ARCEP, Markets Observatory. (2) Source: Orange France.

With the development of broadband access and the commercialization of multiplay boxes, such as Orange’s Livebox, the market is also impacted by the growth of multi-service offers (IP and/or Telephony over IP and/or Television). Telephony over IP is particularly well-developed in France and with 5.8 million customers, Orange is the largest European provider of VoIP.

	Year ended December 31
(in thousands)	2008	2007	2006
Total number of IP TV customers(1)	5,643	4,534	2,596
Voice under IP access on xDSL without subscription to Orange’s telephone network(1)	7,410	5,467	2,431
Installed base of Liveboxes leased from Orange(2)	6,544	5,209	3,437
Number of Orange’s VoIP customers(2)	5,774	4,102	2,081
Number of Orange’s IP TV customers(2)	1,909	1,149	577
(1) Source: ARCEP, Markets Observatory. (2) Source: Orange France.

6.3.1.2 Orange’s Products and Services

The range of services corresponding to the Home segment in France is made up of:

•

traditional fixed-line telephony services and other consumer services;

•

on-line, Internet access and multimedia services;

•

advertising-management and Internet portal business;

•

content-related activities;

•

services to operators.

Traditional Fixed-line Telephony Services

France Telecom’s traditional fixed-line telephone services provide access to the network, local and long-distance telephone calling services throughout France, and international calls. In addition, France Telecom offers its fixed-line telephony subscribers a broad range of value-added services.

Calling services prices are subject to regulation. In this context, ARCEP has requested a decrease in call termination prices which will occur in July 2009.

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Type of Offers		Main Features
Network Connection

No minimum subscription period (since June 1, 2008) for a residential line,

Connection of the line (charged at 55 euros),

Technical house call if necessary,

Reduction of the price of a subscription to the Optimale range as part of the Welcome Pack.

Subscriptions	Main line Consumer

Line maintenance and restoration guaranteed under 48 hours during business days,

Publication in the directory,

Free access to customer service (1014) and after-sales service (1013),

Numerous services included (identity of last caller, auto callback, 3-way calling, voice messaging, detailed consumption monitoring, detailed bill, selective access to certain numbers, caller ID hiding – either continuous or call-by-call –, registration on the Liste Orange or the Liste Rouge),

Cost of 16 euros per month.

Professionals Contract Pro Services

Guaranteed continuous service,

Dedicated customer assistance and service,

Eight services included and a choice of three services from a group of services

(for example: caller ID, call forwarding, call waiting, and enhanced voice messaging).

Communications	Consumer

Charged either by units according to their duration or by a fixed fee,

For telephone communications charged by the unit, the price includes a fixed amount (connection charge), and a variable amount charged per second,

The portion charged by time is based on a price that varies by call destination, with the application of a standard rate and a reduced rate depending on the time of day.

Professionals

Communication packages specially adapted to the requirements of professional customers and usable on all of their lines:

Forfaits pro (1, 3 and 5 hour packages),

Plan pro (per-minute billing),

Illimité pro (unlimited calls to fixed lines in France, and different packages for calls to mobiles in France and to fixed lines and mobiles in Europe and North America).

“All inclusive” packages (subscription + communication) the Optimales line	Consumer

Subscription to the telephone line,

Choice of communications package:

–

Optimale 2 heures (3 hours to fixed-line telephones in France),

–

Optimale 3 heures (3 hours to fixed-line and mobile telephones in France, Europe, North America),

–

Optimale Illimité (unlimited calls to fixed-lines in France and Europe and to fixed-line and mobiles in North America),

–

Optimale découverte Internet (with broadband Internet access, ADSL TV and a 2-hour package for fixed-line lines in France),

Services included: caller ID, “Atout partout”, 15 SMS/month to fixed-lines and mobile telephones in France, call waiting, call transfer and enhanced voice messaging.

Professionals

Packages adapted to the specific requirements of professionals (line-restoration guarantee, permanence of service in case of breakdown, dedicated customer service):

–

Optimales pro,

–

Optimale pro illimité,

–

Optimale Internet et téléphone pro,

–

Optimale Everywhere pro.

Value-added services

Additional services charged separately or included in the different subscription packages:

–

Stop Secret, Call Waiting and Call Transfer (on fixed-line or mobiles), Caller ID and Number Display, Voice Messaging and Enhanced Voice Messaging, 3-way Calling, Message Packages (for sending SMS), France Telecom Card, Auto Callback (automatic callback of busy number) and 3131 (identification of the number of last caller when absent), Continuous caller ID hiding and Call-by-call caller ID hiding, Liste Orange (deletion of contact details in marketing files), Liste Chamois (deletion of contact details in France Telecom’s printed and electronic directories) and Liste Rouge (deletion of contact details in directories and files), Adjustable Call Selection (temporarily locks the line) and Ongoing Call Selection, Téléséjour (service for seasonal rentals).

–

Direct debit, detailed billing, Internet billing, telephone consumption monitoring and telephone bill payment service,

–

3000 (contact with Orange’s offices by telephone 24/7, with free calls from a fixed line).

Directory services

Administration of the directory database containing records of Orange subscribers

Provision of the database to suppliers of directory services and publishers of directories who request it (subject to subscribers’ wishes concerning protection of their details)

Commercialization of the database for various purposes, particularly direct marketing, file enhancement and for emergency services (emergency medical services, fire brigade, police)

Editorial responsibility for alphabetically-ordered directory media: the Annuaire® (white pages printed by each French département) and the 3611 alphabetical search directory.

In addition, France Telecom provides, under the Universal Service Directive, a universal directory (printed and electronic) and a universal directory-information service.

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For more information on the details of offers and prices applied, visit Orange’s website http://www.orange.fr

Other Consumer Services

Public phone and card services

With the growth in mobile telephones, the public telephone business and card services are steadily declining, leading France Telecom to gradually reduce its pool of public telephones. However, France Telecom maintains a pool of public telephones under the Universal Service Directive.

Numerous means of payment are available: prepaid card, refillable card, bank card, France Telecom card, Moneo card and prepaid cards with codes, such as the “Ticket Téléphone”. Competition regarding the latter is very strong, particularly for international destinations.

Information services

In the context of market deregulation, France Telecom, backed by its experience in the directory-information business, offers a full range of telephone information services, organized into multi-channel voice and Web formats (http://www.118712.fr and http://www.orange.fr, “directories” section).

Types of Service	Main Features
118 710	Financing by advertising Portal for related services: weather, horoscope, Allociné, and taxi reservations Voice-recognition and synthesis technology Available from fixed lines or mobiles
118 711	Universal directory-information service Basic services accessible from fixed-line or mobile telephones
118 712	Operator-assisted services, available 24/7 (fixed-line and mobile telephones), telephone number and postal address Reverse searches Connection with the other party and confirmation by SMS
118 700	International operator-assisted information services, from fixed-line and Orange mobile telephones

On-line, Internet-access and Multimedia Services

France Telecom was a pioneer in on-line services with the Télétel network (Minitel). Access by Minitel has now become marginal as Internet use has become generalized. The Télétel kiosk model, which enabled the growth of online services, will be extended to the Internet with the Internet+ kiosk.

Orange now offers a complete range of Internet access, multimedia and communication services accessible via ADSL. Changes in these offers are in line with a strategy of convergence within the context of continually expanding customer equipment (fixed-line telephony, broadband Internet, television, mobile).

Internet and multimedia

Since June 1, 2006, France Telecom has grouped the Orange, Wanadoo and MaLigne TV brands under the single Orange brand in France.

The primary objective of the Group is to promote “higher speeds” to its customers so that they can access more services and multimedia content.

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The table below presents Orange’s offers:

Types of Offers		Main Features
Narrowband Internet	Narrowband packages	Narrowband Internet access on analog telephone lines, while keeping the Orange subscription, with or without subscription to a fixed period 25 hours, 30 hours, or unlimited packages
Broadband Internet excluding ADSL	Broadband Internet by satellite	For customers in zones not covered by ADSL option to access Orange’s TV by satellite since July 2008
	Broadband offer	For customers in zones covered but not eligible for ADSL, a service based on re-ADSL technology Broadband Internet access at 512 k Internet telephony as part of the 512 k + telephone option
Broadband Internet ADSL	Découverte Internet

No subscription for a fixed period or termination fees

Broadband Internet access of 1 or 8 Mbit/s. Access to digital-quality television

Related services (mailboxes of 1GB, Anti-spam plus, parental control)

Formule

Broadband Internet access (up to 18 Mbit/s) while keeping the Orange telephone subscription

Access to digital-quality television, with 60 channels included and a Video on Demand catalogue. Internet telephony (unlimited calls to fixed-lines in metropolitan France)

Related services (1 GB mailboxes, Anti-spam plus, parental control)

Net

Naked ADSL packages (without subscription to the Orange telephone line)

Broadband Internet access (up to 18 MB), access to digital-quality television

Internet telephony and associated services identical to those of the Formule package

	Formule Everywhere	Service identical to the Formule package offer plus 2 hours of roaming Internet access in 3G+
	Net Everywhere	Service identical to the Net offer plus 2 hours of roaming Internet access in 3G+
Fiber-optic broadband access	La Fibre

Very high speed service on the fiber optic network (FTTH) installed in Paris and in large cities

Internet access up to 100 MB, digital-quality television and unlimited telephone calls to fixed lines in France

Options	Narrowband Security Communication TV Transfers On-line games Music	Range of options offered in addition to the various access packages and charged separately

For more details on the ranges and prices, visit Orange’s website http://ww.orange.fr

These offers are accessible from the Livebox, a gateway connected to the fixed telephone socket allowing broadband connection for various types of domestic terminals, via several communication interfaces: Wi-Fi, Ethernet, and Bluetooth. It allows ADSL access to be shared between several domestic terminals connected wirelessly or by cable: computers, telephones, televisions, games consoles. It is offered on a rental basis for 3 euros per month VAT included.

Additionally, with the Unik mobile telephone, it is possible to connect to the Livebox for unlimited calls to fixed lines and all Orange mobile telephones from home, with a single number and a single address book. Outside the home, it connects seamlessly to Orange’s mobile network. The convergent Net & Unik offer is a mobile Orange contract including broadband ADSL Internet access, television, and unlimited calls to fixed lines and all Orange mobile telephones.

Lastly, since August 2008, Orange has been offering a range of laptop computers (including “netbooks”) available with an optional broadband subscription or the Internet Everywhere package.

For professional customers, the Internet offer is built around a package including ADSL access and IP telephony to fixed-line telephones in metropolitan France (and television on demand, if eligible). This plan is also enhanced with email addresses that can be customized with the name of the company and that are secured by using an anti-virus and an anti-spam software. Installation of the Livebox Pro is included in the price of the offer.

The Livebox Pro allows the broadband connection to be shared; it provides for quick exchange in case of malfunction. It is offered on a rental basis for 5 euros per month excluding VAT and has an enlarged bandwidth and a Wi-Fi access function that is compatible with the roaming offers.

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Internet Portals and the Advertising-Management Business

Since May 2007, the “orange.fr” Internet portal has offered a set of services that can be accessed from laptop computers or mobiles.

“orange.fr” is not only the most visited access provider operated Internet portal in France, but also the most visited general portal. Its audience reached 20.8 million unique visitors in December 2008 (source: Nielsen/NetRatings – sample group France – All connection locations - Internet applications included). 61.2% of Internet users visited the Orange.fr Internet portal at least once in December, which ranks it third in terms of audiences in France after Google and its search engine and after Microsoft with its MSN/Windows Live instant messaging service.

Orange complements its web presence with the Voila.fr portal, which had 8.4 million unique visitors in December 2008, thus reaching 24.6% of Internet users, in particular through its search engine. This search engine, which has its own website since the launch in May 2008 of “lemoteur.fr”, had more than 1.4 billion requests during 2008, an increase of 8% compared to 2007 volumes.

In March 2008, France Telecom acquired Cityvox, which assists Internet users in choosing outings and leisure activities across France through its various sites Cityvox.fr, Cinefil.com, Spectacles.fr, Concert.fr, and WebCity.fr since November 2008.

The valuation of these audiences is derived via three essential income sources:

•

on-line advertising, with an advertising-management business run by Orange Advertising Network;

•

sponsored links on the Orange search engine “Voila”;

•

pay content services, with everyday services (horoscope, meeting services, classified ads, music, ringtone and logo downloads) and entertainment services (Video On Demand and downloads of games).

E-merchant

The e-merchant business, offering cultural and high-tech products, will be sold. In February 2009, France Telecom e-Commerce, a subsidiary of the France Telecom Group, concluded a contract to sell the websites Topachat.com and Clust.com.

Content-Related Activities

The development of the Group’s range of content services on all of its networks (fixed-line, mobile, Internet) in France and abroad, for which the Content division is responsible, relies on partnership agreements and rights acquisition relating to cinema, music, games, sports and information. France Telecom works to offer the most attractive and the richest content possible as a result of its association with diverse partners such as Arte, France Télévisions, Warner and Sony.

All content services platforms implemented by the Group include technical protection measures and tools for digital rights management, which ensure the integrity of the works and fair compensation for the copyright holders. In addition, France Telecom participates actively in content security through its subsidiary, Viaccess.

The main components of the content that is offered are:

•

the games website http://www.goa.com;

•

high-definition Video On Demand (VOD) on Orange TV;

•

pay-per-view bundles on Orange TV (“mes chaînes thématiques”, “mes chaînes cinés”, “mes chaînes chinoises”, “mes chaînes arabes”, “mes chaînes HD”, “mes chaînes jeunesses”, “la chaîne XXL”);

•

agreements to broadcast films and TV series through Video On Demand (VOD) and Subscription Video On Demand (SVOD):

•

agreements in France with Paramount and Gaumont Studios to broadcast through VOD new films or those in their catalogues and with Disney to broadcast TV series through SVOD,

•

multi-territory agreements with MGM Studios to broadcast in France, the United Kingdom, Spain and Poland, new films or those in the catalogue through VOD; with Entertainment Rights studios to broadcast through VOD animated cartoon films in the United Kingdom and Poland; with Granada Studios to broadcast in France and Poland, TV series (through SVOD) and films (through VOD);

•

investment in cinematographic rights, co-production and acquisition of French and European films via STUDIO 37;

•

music packages through VOD and SVOD;

•

broadcasting of public-service channels (Rewind TV service).

Services to Operators

Relations with International Operators

Payment agreements signed by operators for international communications ensure that France Telecom will be paid a fee by operators using its network for their international calls to France and that France Telecom will pay fees to use the networks of other operators for calls made from France.

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Interconnection Services

French telecommunication regulations require that France Telecom provide the interconnection of its public switched telephone network with other operators for outgoing traffic from the France Telecom network or incoming traffic from the networks of competing operators.

This area of activity is regulated by ARCEP. The call volumes exchanged between France Telecom and the other operators are valued using rates approved by ARCEP.

Unbundling and the Wholesale Market

France Telecom rents out broadband access to third parties on the wholesale market. This access is then marketed by alternative operators on the retail broadband, small offices and home offices market and residential market.

Since the introduction by France Telecom in 2006 of a wholesale sales offer for subscriptions to telephone service and a wholesale offer for naked ADSL, the other operators have been able to propose offers which include line subscriptions.

6.3.1.3 Resources and Means Used

Sales, Distribution and Customer Service

In the area of sales, distribution and customer service, the sales department of the French Operations division is responsible for customer relations for all Group products and services intended for consumers, small offices and home offices and small and medium businesses.

The Networks, Operators and Information System division distributes France Telecom products and services to other telecommunication service providers and operators.

Consumer products are sold through a variety of channels, in particular:

•

a network of 660 France Telecom stores at the end of 2008 (684 at the end of 2007 and 709 at the end of 2006) distributed throughout France;

•

the France Telecom telephone customer contact centers, specialized in remote sales and customer relations and responsible for managing customer accounts;

•

a unified customer service around the call number 3900, which provides after-sales service and remote assistance for the fixed-line and Internet products. The 1013/1015 number is now reserved for calls related to the Universal Service Directive. Customers can also benefit from on site technical services and an offer to assist them in their use of France Telecom products and services (installation, assistance);

•

self-service channels via a voice portal (call number 3000) and the Internet portal (since October 2008, the website “francetelecom.fr” has been integrated within the “Orange.fr” website). This Internet portal allows customers to discover the Internet, broadband multimedia and mobile offers provided by France Telecom and to order them directly online. The Internet portal also allows customers to track their Internet and mobile bills and to find information that facilitates their use of the products so that they can configure their equipment and correct certain problems on line.

Fixed-line Network

For the presentation of the fixed-line network in France, see Chapter 8.1 – Networks.

6.3.1.4 Business Environment

Competitive Environment

2008 was marked by new consolidation transactions, while the competition remained concentrated on broadband, with the continuation of the development of triple play convergence offers (telephony, Internet, television) and the development of content offers.

Consolidation in the Fixed-Line Market

Market consolidation, which began in 2007, continued in 2008 with the purchase of Alice by Iliad (Free) and the takeover of Neuf Cegetel by SFR. However, two new access providers appeared: DartyBox and Bouygues Telecom.

Since the purchase of Noos by Numericâble in 2006, only one cable operator is left in the French market. At the end of 2008, France Telecom’s leading competitors in the entire consumer fixed-line market were SFR-Neuf Cegetel, Free and Numéricâble.

Concentration of Broadband Competition

Broadband represented 93% of Internet subscriptions at the end of the second quarter of 2008 and DSL lines represented 94.9% of the broadband accesses (source: ARCEP, Market Observatory at September 30, 2008).

The leading Internet service providers, as well as the network operators, chose to invest in their infrastructures in order to migrate towards unbundling.

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At September 30, 2008, the unbundled zones covered 74% of the population.

		Year ended December 31
	2008	2007	2006
Number of distribution frames available for unbundling	3,668	2,956	1,789
Number of unbundled lines (thousands) (partially and fully)	6,332	5,187	3,940
Number of fully unbundled lines (thousands)	4,939	3,624	2,120
Source: ARCEP, Unbundling Indicators (third quarter 2008).

Full unbundling allows alternative operators and Internet service providers to provide their customers with a single bill including the telephone line subscription, telephone calls and broadband services (Internet access, television via ADSL and VoIP).

In the traditional voice market, there was a decline in the number of subscriptions with carrier selection, both on a per-call basis and with pre-selection, down 26% between June 2007 and June 2008 (source: ARCEP, Market Observatory), which was tied to the growth in VoIP. VoIP grew strongly in 2008, with France Telecom’s rivals gradually leading their customers to “all IP” offers built around full unbundling and naked ADSL. Changes in voice over IP communications are as follows:

	Year ended December 31
	2008	2007	2006
VoIP Communications (in % of total volume of communications)	44.2	38	34
Source: ARCEP, Market Observatory (third quarter 2008).

Most of the players have a “triple play” offer (Internet, telephony, television): Free, Neuf Cegetel, Numéricâble. In 2008, the retailer Darty introduced an ADSL offer with a triple play option, using the Completel network.

Fixed-line and mobile convergence offers appeared in 2006 with: Unik, the convergent GSM/Wi-Fi telephone from France Telecom, the Wi-Fi modem from Free adapted to allow telephony over Wi-Fi with a hybrid telephone, Twin, and the hybrid telephone from Neuf Cegetel over GSM and Wi-Fi. They continued their development in 2007, improving the range of Unik terminals and with the introduction of Net & Unik by France Telecom. Convergence is also illustrated by the option of having the same audio-visual content on different media (television, mobile telephone or computer).

The first investments in optical fiber (FTTx) were launched at the beginning of 2007 by France Telecom, Iliad and Neuf Cegetel. The first meeting of the Very High Speed Committee took place at the end of 2008, with the signature of an agreement for the installation of optical fiber in France and the launch of tests covering mutualization.

Optical fiber will enable higher speed and new value-added services.

Operator Market Share

With respect to the switched telephone network, France Telecom’s main competitors in the consumer market are Tele2 and Neuf Cégétel (two independent brands which form part of the same group, SFR).

France Telecom’s market share, measured by traffic using its networks, grew in 2008 to reach about 74%.

	Year ended December 31
	2008	2007	2006
Consumer Market Share of France Telecom	74.2%	71.9%	68.6%
Source: Orange France, all destinations, public switched phone network (voice).

Concerning broadband Internet, France Telecom confirmed its first place position with the success of the Livebox and its multi-service offers.

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The market share of the various broadband operators at September 30, 2008 was as follows:

France Telecom	Free / Alice	SFR/Neuf Cegetel	Numericâble	Other
46.0%	18.0%	21.0%	5.0%	2.1%
Source: Orange France.

As of December 31, 2008, France Telecom’s ADSL market share was 49.4% (source: Orange France).

Internet Portals

According to the Internet Advertising Observatory in 2008 and a study carried out by CapGemini Consulting at the request of the Syndicat des Régies Internet (a group of 13 main players in web advertising), the French market for online communication represented 2 billion euros in 2008, up by 23% compared to 2007.

Of this volume, search (sale of sponsored links) represented 800 million euros, display (sale of banner advertising) represented 510 million euros, directories represented 420 million euros, and mobiles represented 20 million euros. Growth in 2008 was driven mainly by search, with an increase of 35% in income compared to 2007, while display increased by 10%, with a significant increase in performance-based offers (offers by click) and new formats and offers packages (special operations, videos, behavioral targeting).

In this area, Orange Advertising Network holds a very strong position due to the excellent reputation of the Group’s websites (orange.fr, voila.fr, cityvox.fr) and the ability to propose multi-screen offers on television and mobiles.

Orange continues to improve its status as an advertising manager for third-party websites and markets advertising for sites such as Meetic, AutoPlus and LeGuide. At the end of 2008, about fifteen third-party sites redirected more than 24 million Internet users, namely 70% of reach, all locations and Internet applications included (source: Nielsen NetRatings, France sample group), which positions it as the second largest online advertising manager in terms of audience and revenue.

In 2008, Orange increased its advertising revenues by 35%, by maintaining its market share in display, by significantly increasing its advertising revenue in new areas such as mobiles and TV and as a result of the large increase in its search revenue related to marketing key words on its search engine.

Regulatory Environment

For the presentation of the regulatory environment in France, see Section 6.8.2.

6.3.1.5 Key Events

The key events that took place in 2008 in the Home segment in France were:

•

introduction in metropolitan France of the Davantage shared loyalty program (grouping on a single reward points account all fixed-line, mobile or Internet Davantage accounts belonging to a customer, so that the customer benefits from gifts or negotiated benefits);

•

introduction of the Relocation Pack (offer combining activation fees, number retention or announcement of new number for 6 months and e-cards announcing relocation);

•

extension of unlimited VoIP calls to 63 international destinations;

•

introduction of PCs (laptop computers and Netbook) with special offers on triple play;

•

introduction of the Livebox mini (a more powerful model, to provide better support for multi-play offers, but also easier to install with the automated association or easy pairing functionality and a new customer interface);

•

enhancement of the content offered via ADSL and satellite:

•

introduction of the Orange Football television bundle, an option for 6 euros per month VAT included, available on the Internet, mobiles, television (Orange TV) and satellite,

•

introduction of Orange Cinéma Séries (a bundle of five channels dedicated to films and series, offering real-time transmission and VOD) available on PC via Internet or on Orange TV, an option for 12 euros per month VAT included,

•

introduction of download music offers (flat-rate subscription packages): Music Max and Music Hits through partnerships with major music companies (Warner, BMG, Sony, Universal),

•

significant extension of the Video On Demand (VOD) catalogue, which has gone from 1,800 videos at the end of 2007 to more than 4,300 videos at the end of 2008 (adult catalogue, cinema content, free VOD with sport content, addition of films from M6’s SND catalogue),

•

France Television delinearized programs,

•

availability of Digital Terrestrial Television channels.

In 2009, the Home in France’s strategic priorities will cover:

•

improved customer loyalty programs;

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•

improved quality and increased customer satisfaction;
•

development of a new “optimale” range of offers and other new offers oriented more towards usage than speed;

•

enhancement of the portfolio of services aimed at urban targets (triple play offers with extra services) and at young people;

•

enhancement of the content of existing offers and their availability for satellite packages and the development of multi-access (for example, the SVOD on laptop computers).

6.3.2 Poland

6.3.2.1 Market

The rate of fixed-line telephony penetration in Poland continued to drop, going from 77% at the end of 2007 to 74.4% at the end of 2008 (source: Polish Office of Statistics).

With the expansion of convergencee services, the competition intensified in the Polish market in 2008:

•

cable-television operators extended the range of their fixed services in the voice and Internet segments;

•

the mobile operators introduced new residential offers and lowered their prices to increase their market share at the expense of providers of fixed-line telephony services;

•

the process of substitution of fixed-line telephony by mobile telephony continued, reducing the number of fixed-line customers of the TP Group and the other local fixed-line access providers. Furthermore, the growth in penetration rates of mobile services and the increasing popularity of mobile technologies strongly contributed to the migration of voice traffic to mobile networks;

•

the volume of wholesale subscription sales continued to grow and the first product lines based on local loop unbundling appeared.

Fixed-Line Voice Services	2008	2007	2006
Total number of fixed lines in Poland	10,625	10,909	11,450
Polish market penetration rate – fixed lines (in % of households)	74.0	77.0	81.7
TP Group market share (TP + PTK Centertel) (%)	84.2	87.2	88.5
Source: TP Group.

According to TP Group estimates, the fixed-line broadband market grew by 13.4% in 2008 in terms of access lines (a significant slowdown compared to the rate of 23.9% in 2007) and by 17.2% in value. However, with a low rate of penetration of broadband services, the Polish market, in which the TP Group is well positioned, still has great potential for growth.

Broadband Services	2008	2007	2006
Total number of broadband lines in Poland	5,540	4,884	3,943
Polish market penetration rate – broadband lines (in % of population)	14.5	12.8	10.3
TP Group consumer market share (TP SA+ PTK Centertel) (%)	39.6	41.4	43.4
Source: TP Group.

6.3.2.2 TP Group's Products and Services

In 2008, the TP Group continued its strategy of compensating for the drop in income from fixed-line telephony services by growing income from Internet services.

The TP Group offers a range of fixed-line telephony services that includes local, long-distance and international calls, calls from fixed-line telephones to mobiles, and narrowband and broadband Internet. In December 2008, the TP Group managed 8.9 million subscriber lines and had 2.4 million customers in the broadband Internet segment. Furthermore, PTK Centertel, the mobile subsidiary of the TP Group, offers fixed-line telephony services under the Orange brand.

Fixed-Line Telephony Services

Since 2004, the TP Group has developed a varied range of telephony packages in order to stabilize income from fixed-line telephony. Each of these packages includes a certain number of local and long-distance minutes, which may be used 24 hours a day, and an extra offset of minutes that may be used during evenings and weekends. The price per minute for local and long-distance calls outside the subscription contract depends on each pricing plan.

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In 2008, the main fixed-line telephony contracts were as follows:

Pricing Plans	Minutes Included in Monthly Subscription	Monthly Price (zloty)
tp 60	60	50 (12 euros)
tp 300	300	70 (16.8 euros)
tp 1200	1,200	90 (21.7 euros)
tp 2000	2,000	109 (26.2 euros)

In September 2008, the following pricing plans were introduced in the market:

Pricing Plans	Minutes Included in Monthly Subscription	Monthly Price (zloty)
tp doMowy 60	60 at any time or 120 during off-peak hours	50 (12 euros)
tp doMowy 300	300 at any time or 600 during off-peak hours	70 (16.8 euros)
tp doMowy 1200	1,200 at any time or unlimited during off-peak hours	90 (21.7 euros)

The TP Group also offers value-added services, which may be used in combination with other pricing plans:

•

TP Chosen Hours: unlimited calls every day during the hours chosen;

•

TP Contract 30 Mobile Minutes: contract of 30 minutes per month for calls from fixed lines to mobiles;

•

TP Chosen Numbers: monthly contract including calls to one to five numbers on any fixed-line network;

•

TP Limited Calls: monthly contract including a 50% reduction on local calls, national long-distance calls and calls from fixed lines to mobiles.

Internet Services

In the first half of 2008, TP Group concentrated on developing and marketing the triple play package, including the following digital services: broadband Internet access, Voice over IP (VoIP) and television with Video On Demand (VOD).

Broadband Internet Access

In 2008, the main neostrada tp contracts available for residential customers were as follows:

Bandwidth	Monthly Price for a 24-Month Contract (zloty)	Monthly Television Option (30 free channels)	Main Features
256 kbit/s	42 (10.1 euros)	none	Free anti-virus software (McAfee) Color printer or memory card reader for each on-line order Livebox tp included
512 kbit/s	54 (13.0 euros)	+5.9 zloty
1 Mbit/s	64 (15.4 euros)	+5.9 zloty
2 Mbit/s	89 (21.4 euros)	+0.9 zloty
6 Mbit/s	119 (28.6 euros)	none

In the broadband Internet access segment, the promotional offers were the following:

•

limited-price neostrada tp plus the neostrada tp hourly billing offer;

•

promotional packages combining Internet access with anti-virus software (neostrada tp – integrated security and secured neostrada tp), which have allowed TP Group to promote security standards for its services;

•

neostrada tp - Internet for all: a promotional package including the Livebox and security package.

These promotional packages have had great success in the market.

The prices of 24-month contracts have been reduced to the same price as the 12-month contracts to stimulate longer-term contract sales. They have also been combined with offers for attractive electronic equipment items (printer, digital camera) and have allowed the company to retain more than 70% of existing customers and more than 50% of new customers in 2008.

Numerous other promotions have combined offers at attractive prices (games console, laptop computer, Microsoft Office) with the purchase of a neostrada tp contract.

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Voice over IP

In 2008, TP Group continued development of VoIP which are offered under the brands tp Internet telephon and neofon tp:

•

tp Internet telephon lets customers use the VoIP service in the same way as with an ordinary fixed-line telephone. To do this, the tp Internet telephon customer connects to their Livebox via a standard analog telephone. In September 2008, Siemens introduced the IP C470 to complement to the neofon tp service, allowing connection to any type of broadband Internet modem;

•

neofon tp allows connection to a world-wide VoIP service, with any type of Internet connection, using a computer with a VoIP application. In practice, neofon tp customers can call the Polish fixed networks from abroad, for the price of a local call in Poland.

On August 1, 2008, three value-added services were added to the tp Internet telephon offer:

Services	Main Features
International Traffic Package	Aimed at customers who frequently call Germany, the United Kingdom, Ireland, Canada and the United StatesIncludes 120 or 240 min. from 0.07 zloty per min.
Mobile Traffic Package	Includes 50 min. at 0.40 zloty or 100 min. at 0.38 zloty
Borderless Package	Allows calls to be made to European Union countries, Canada, the United States and Australia, from 0.05 zloty per min.

The above packages were introduced on September 1, 2008 for 5, 20 or 40 zlotys. They allow neofon tp and tp Internet telephon customers to make national calls while benefiting from an additional discount of between 17% and 50% compared to Voice over IP communication prices. The total subscription price may be set off against the price of low-cost calls. Furthermore, for each year they use the communications service, customers receive an additional reduction in the price of their calls.

TP Group is also trying to increase the attractiveness of its VoIP services by adding innovative functionalities. In 2008, neofon tp customers enjoyed free video connections and voice messaging over IP (communicator SPIK).

In 2009, the TP Group intendsto consolidate its different VoIP services and increase the average usage minutes and revenue per customer.

Television Services

The range of television services was improved in 2008:

•

extension of the bundle of channels (more than 80 available) and Video On Demand (VOD) (more than 1,500 titles) have enhanced the triple play offer. On-demand services, initially prepaid with scratch cards, were integrated into the bills for the triple play service in 2008;

•

TP Group introduced its first television channel, Orange Sport, which covers Polish-league football matches (more than 20 hours of live transmission per week), NBA basketball matches, Swedish league speedway races and ATP tennis tournaments. The channel also offers several sports information services. In addition, certain programs may be watched over the Internet and on Orange mobile telephones, and all the matches shown by Orange Sport are available on the VOD service;

•

satellite television was launched in the fourth quarter of 2008, allowing the TP Group to cover 100% of the population with its digital television services. Furthermore, the customers of this service have access to more than 200 non-encrypted channels via the Hot Bird satellite;

•

neostrada with television was introduced to the market at a competitive price. This is a 24-month contract for neostrada tp, with speeds of 512 kbit/s, 1 Mbit/s and 2 Mbit/s, an additional option of 30 channels of Polish and foreign television via satellite, plus the option of purchasing the Orange Sport channel.

Data Transmission Services

In the data segment, TP Group offers IP-VPN in collaboration with Orange Business Services (OBS). The IP-VPN service, based on MPLS (MultiProtocol Label Switching) technology, is a fully-managed advanced service aiming at supplying a reliable, economical and flexible network infrastructure for the transmission of voice data and video. Supported by the international experience of OBS, TP Group’s offer quickly established itself as one of the most sophisticated technological products on the Polish market and large customers in all business sectors have adopted the service.

In 2008, TP Group continued to extend its portfolio of data-transmission services. The key developments include:

•

the IP-VPN service. New options were introduced and among them, a SHDSL access that can reach 8 Mbit/s. In addition, IP-VPN service users can subscribe to the IP PABX service, which allows voice transmission to be managed with the IP protocol;

•

a new service, IP-VPN protection, enhancing the security of remote locations for customers;

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•

a television broadcasting service at points of sale for remotely accessing multimedia content on televisions or LCD screens, from several locations across the entire country.
6.3.2.3 Sales and Distribution

In 2008, TP Group continued its strategy of balancing customer acquisition offers and customer retention offers.

For Internet service customers, the company increased contact with customers whose broadband contracts were about to expire to encourage them to subscribe to promotional offers and extend their contracts. TP Group’s approach is focused on value-added services that increase customer satisfaction and retention in order to maintain a high ARPU. TP Group’s distribution networks include direct sales points, telephone sales centers and on-line sales sites. After restructuring its direct-sales network, which was not fulfilling the commercial criteria necessary for efficiently attracting customers and providing good after-sales service, the sales points were relocated to shopping centers and made easily identifiable and easy to access. By positioning stores in the most popular shopping centers, TP Group has increased revenue.

Telephone sales (proactive or incoming) are handled by TP Group’s call center, which operates under the Blue Line brand. An easy-to-remember number (9393) provides access to all sales and after-sales services. The process is highly automated with the main customer care functions provided by interactive voice response. Lastly, customers can use TP Group’s website (http://www.tp.pl) to obtain information on the company’s products and services and place an order, regardless of whether they are subscribers. Generally, customers ordering online orders receive additional advantages (price reductions or gifts).

6.3.2.4 Competitive Environment

Fixed-line Telephony Services

The competitive pressure within the fixed-line telephony market has intensified in the local access segment, particularly with respect to residential consumers.

At the end of 2008, TP Group’s market share was as follows:

	December 31, 2008	December 31, 2007
Total traffic	77.7%	78.5%
of which domestic long distance calls	74.5%	75.2%
of which calls from fixed to mobile	78.9%	79.1%
of which international calls	66.7%	67.9%
of which local calls	78.9%	79.7%
Source: TP Group. Share of traffic based on the TP Group’s network (residential segment and small offices and home offices segment).

Competition results from two main factors, namely the move from fixed lines to mobiles and the development of the wholesale market, while the local loop unbundling is also becoming more important.

•

The move from fixed-line to mobile is particularly intense in Central and Eastern European countries because the penetration of the fixed-line network is lower than in Western European countries. This move depends mainly on:

•

the relative penetration rates of fixed lines and mobiles,

•

the relationship between mobile and fixed-line prices,

•

the development within the market of fixed-line service offers included in mobile offers, and on customers’ preference for mobile/fixed-line telephony/Internet convergence packages. At the moment, fixed-line services appear as a value-added service component added to mobile and Internet services, rather than the inverse. The Voice over IP service, activated over a broadband line as if it were an ordinary fixed line, is particularly popular.

•

A wholesale line rental offer based on TP Group’s network was introduced in 2006. In 2008, Tele2, GTS Energis, Telefonia Dialog, Premium Internet (subsidiary of Netia), PTC, eTelko, Exatel, MNI, Polkomtel, Długie Rozmowy, eTel, Multimedia Polska, Multimedia Południe, Multimedia Zachód, Mediatel, Telekomunikacja Kolejowa and Netia were the main wholesale line rental customers. TP Group’s orders increased to an average of 43,000 wholesale line rental per month in 2008.

•

Unbundling of the local loop is limited to locations where the alternative operators could obtain higher profits by migrating their services, based on wholesale sale of subscriptions and bitstream access, to unbundled lines. LUPRO, WDM Computers and Netia were the first operators to offer services based on local loop unbundling. At the end of 2008, 1,634 of TP Group’s lines were unbundled.

Internet and Data-Transmission Services

With a market share of 39.6% (by volume) in December 2008, TP Group is the largest supplier of Internet services in Poland, both to residential customers and businesses (source: TP Group).

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TP Group is still subject to strong competitive pressure from cable-television operators, whose overall market share in the broadband sector is estimated at 25% by volume for 2008 (source: TP Group).

Since 2006, TP Group has marketed bitstream access (access to the local loop via a network node) as an option to subscribers of its wholesale service offer. GTS Energis was the first operator to resell this service, closely followed by Netia and Tele2. Bitstream access developed in 2007 and 2008 and at the end of 2008 TP Group had signed contracts with 21 companies. At the end of 2008, TP Group had 348,000 active bitstream access lines. The main customers are Netia (194,000 lines), PTK Centertel (96,000 lines) and Tele2 (Groupe Netia – 34,000 lines). The companies who signed bitstream access contracts attracted about 216,000 new customers in 2008, or a market share of 7% by volume at the end of 2008 (source: TP Group).

The broadband market continued to consolidate in 2008. Several small local access providers were acquired by larger-scale players, such as Netia and Multimedia Polska.

Since 2008, the operators in Poland have also offered services based on access to local loop unbundling. The market share of these unbundled lines is currently small but is expected to grow.

6.3.2.5 Regulatory Environment

For the presentation of the regulatory environment in Poland, see Section 6.8.4.

6.3.2.6 Key Events

Fixed-line Telephony Services

In 2008, TP Group actively worked to limit erosion of its residential customer base by introducing new pricing plans, offering value-added services and intensifying sales of fixed broadband Internet access services. In particular, the introduction of new pricing plans called doMowdy contributed to limiting the erosion of the TP Group’s market share for all types of traffic.

Internet Services

With ADSL coverage at 100% of TP Group’s fixed-line subscribers at the end of 2008, broadband services have high potential for growth. The number of customers with the Neostrada 1 Mbit/s service option increased by approximately 70% in the fourth quarter of 2008. At the end of December 2008, 512 kbit/s and greater options represented approximately 95% of Neostrada customers. Promotional offers related to Internet access subscription were warmly welcomed by the market.

Television Services

In this area, the TP Group’s initiatives in 2008 were based on innovation and value rather than on price (television on DSL and triple play offers associated with pay-per-view channels, Neostrada package plus television, television by satellite, and the introduction of Orange Sport).

6.3.3 United Kingdom

6.3.3.1 Market

In the United Kingdom, the total number of fixed broadband connections stood at 17 million in the third quarter of 2008 (the majority of which were ADSL and nearly 1.5 million of which corresponded to business lines). Fixed broadband connections thus represented 94% of the total of fixed Internet connections (source: ONS report on Internet Connectivity).

Nevertheless, in the third quarter of 2008, a clear slowdown was seen in connection volumes compared to the previous year, due to the deterioration of the consumer economy in the United Kingdom.

Unbundling continued to grow, driven by the migration of customers of the BT Wholesale service (IPStream) towards local loop unbundling. The number of unbundled lines thus went from 3.2 million to more than 5 million in September 2008 (source: Enders Analysis, Broadband market in the United Kingdom, third quarter 2008).

Lastly, combined “multi-play” packages have become the market standard. They combine broadband with call packages and (depending on the operator) with the fixed-line subscriptions, TV services and mobile offers (particularly mobile broadband).

6.3.3.2 Line of Products and Services Offered by Orange UK

In 2006, France Telecom combined its Business activities (represented by Equant) and its Internet business (represented by Wanadoo) under the Orange brand. Consequently, the Orange brand, extended to non-mobile business, now covers an extensive range of services. Orange UK can use its dual presence in the mobile and Internet markets to develop combined offers.

Orange UK focuses on unbundled packages offers (available from 946 unbundled switches on December 31, 2008 compared to 702 on December 31, 2007).

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Orange UK offers residential customers the following range of broadband Internet access services in the form of monthly subscriptions:

Type of Offers	Target Customers	Main Features
Home Starter	Young singles or couples (young children)	Speeds up to 8 Megabits/s, limited to 10 Gigabits per month, a wireless router and evening and weekend telephone calls from home to fixed lines in the United Kingdom
Home Select	Young singles or couples. Mobile users who do not need residential telephone services	Speeds up to 8 Megabits/s, unlimited use, a Livebox wireless router and free calls at any time to fixed lines in the United Kingdom and up to 30 international destinations via a second line
Home Max	Families

Speeds up to 8 Megabits/s, unlimited use, a Livebox wireless router, a residential telephone subscription, evening and weekend telephone calls from home to fixed lines in the United Kingdom and free calls at any time to fixed lines in the United Kingdom and up to 30 international destinations via a second line

For other customers who want narrowband Internet access, or who are not eligible for broadband, Orange UK offers a “Pay-as-you-go” package and narrowband unlimited access contracts.

Convergence packages for mobiles and the Internet were introduced in 2006 through the Free Starter broadband package for customers subscribing to an 18-month mobile contract for a minimum price of 30 GBP per month (31.5 euros).

In 2008, the range of convergence offers was enhanced with:

•

an offer for customers subscribing to an Orange mobile package to benefit from free broadband access (and the option to subsequently move up to enhanced offers with higher speeds);

•

a new offer combining residential broadband and mobile broadband.

The table below shows the distribution of Orange UK’s Internet customer base by type of offer:

	Year ended December 31
(in thousands of subscribers)	2008	2007	2006
Narrowband	122	310	663
Broadband	1,000	1,138	1,063
TOTAL	1,122	1,448	1,726
Source: Orange UK.

6.3.3.3 Sales and Distribution

In the United Kingdom, Orange UK has a large distribution network made up of Orange stores, and Carphone Warehouse and Phones 4 U retailers.

Orange’s stores sell Orange products exclusively. In 2008, the number of stores rose to 357 (compared to 336 in 2007 and 323 in 2006).

In addition, distributors, as well as specialized and non-specialized retailers offer various types of services from Orange and the Orange Pay-as-you-go cards, together with other products and services.

A specialized sales team under the responsibility of Orange Business Services UKis dedicated to the acquisition and retention of business customers.

Customers can also obtain Orange products and services and purchase accessories at the Orange UK website: http://www.orange.co.uk

6.3.3.4 Competitive Environment

Orange UK’s main competitors in the broadband market are BT Retail, Virgin Media, TalkTalk (held by the Carphone Warehouse group), BSkyB, O2 and Tiscali.

In 2008, BSkyB continued its development and overtook Tiscali, becoming the fourth largest broadband provider in the third quarter. Tiscali was engaged in negotiations with competitors (including BSkyB) regarding the sale of its assets in the United Kingdom during 2008.

In July 2008, BT announced plans to develop its fiber optic network in the United Kingdom. BT plans to concentrate mainly on FTTC (Fiber To The Cabinet) and plans to cover up to 40% of households by 2012. The network will be open to third-party access providers, at a wholesale price commensurate with revenues made by Ofcom for a “Next Generation Access”.

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In December 2008, Virgin Media introduced a 50 Mbit/s broadband service. This initiative illustrates the trend towards the development of offers at ever-higher speeds as a result of the significant increase in broadband traffic related to the success of the iPlayer platform and other similar content services.

At the end of September 2008, the respective market shares held by the main players in the United Kingdom fixed broadband market were as follows:

	Year ended December 31
	2008	2007	2006
BT	26.8%	27.0%	24.4%
Virgin Media	22.8%	23.5%	25.2%
Carphone Warehouse	16.4%	16.5%	16.4%
BskyB	10.7%	7.8%	1.7%
Tiscali	10.4%	11.6%	10.8%
Orange UK	6.0%	7.2%	8.1%
O2	1.6%	-	-
Source: Enders Analysis, Broadband market in the United Kingdom (third quarter 2008).

6.3.3.5 Regulatory environment

For the presentation of the regulatory environment in the United Kingdom, see Section 6.8.3.

6.3.3.6 Key Events

At the end of 2008, Ofcom began a consultation process concerning BT’s Openreach division’s pricing schedule over the next four years. The products covered by this consultation process include the partial and full local loop unbundling (Shared Metallic Path Facility and Metallic Path Facility) and the wholesale subscription offers, which operators purchase from the division. On September 30, 2008, Orange announced important improvements to its broadband network in the United Kingdom, with a new line making 8 MB the standard for its broadband service and residential broadband at 8 MB offered free to mobile customers who are on monthly billing. On November 25, 2008, Orange announced the introduction of a new broadband offer which gives customers easier access to online content, both at home and when traveling. For only 20 GBP (21 euros) a month, the residential and mobile broadband offer guarantees customers the best broadband connectivity from their homes and when traveling. For July 2009, Orange UK plans to offer ADSL2+ with a maximum speed of 20 MB, together with an update to a residential offer that will extend the portfolio of residential and mobile broadband offers.

6.3.4 Spain

6.3.4.1 Market

The table below presents the main features of the broadband market in Spain and the ADSL activities of France Telecom España, which operates under the brands Orange and ya.com.

	Year ended December 31
	2008	2007	2006
Broadband penetration rate(1)	19.9%	18%	14.9%
Total number of Orange broadband lines (millions)(1)	9.0	8.0	6.7
Including Telefonica DSL	5.1	4.5	3.7
Including others DSL	2.1	1.9	1.5
Including cable	1.8	1.6	1.4
Total number of Orange ADSL lines (thousands)(2)	1.16	1.18	0.64
Including Bitstream (Giga)	0.30	0.38	0.35
Including Unbundled (LLU)	0.86	0.79	0.47
Total number of IPTV Orange clients (thousands)(2)	87.3	54.9	9.8
Total number of VoIP Orange (thousands)(2)	313.1	98.8	0
(1) Source: Spanish Regulatory Authority, November 2008. (2) Source: Orange.

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6.3.4.2 Orange’s Line of Products and Services

In Spain, France Telecom España markets narrowband Internet services and broadband services on ADSL.

With its two commercial brands Orange and Ya.com, France Telecom España offers services based on unbundling and is now focusing on fully unbundled services and on developing convergence offers.

Taking advantage of its position as a fixed-line operator and Internet service, IP television and mobile telephony provider, France Telecom España proposes offers that combine all of these services, for example:

•

Since 2007, Orange has been offering Todo en uno (All in one) in the unbundled zones, which for 34.95 euros, provides all of the following services that allow customers to terminate their relationship with the incumbent operator: line rental, maximum speed on ADSL, free calls 24 hours a day on all national fixed lines by VoIP, 50 television channels on IP, VOD.

•

The Todo en uno offer is complemented by a range of options to meet different customers’ expectations:

•

ADSL at 6 Mbit/s with 24-hour calling to national fixed lines, IP television and VOD, for 24.95 euros in unbundled zones;

•

ADSL at 1 Mbit/s with 24-hour calling to national fixed lines, for 20 euros in unbundled zones;

•

ADSL at 3 Mbit/s with 24-hour calling to national fixed lines, for 36 euros in zones that are not unbundled.

This offer can also be supplemented by several value added services and by mobile convergence services such as Numéros plus, which offers reduced communication rates between a fixed line and selected mobile telephones.

Detailed and up-to-date information on broadband offers is available on the website http://Internet.orange.es.

6.3.4.3 Sales and Distribution

For the presentation of Orange Spain’s sales, distribution networks and customer services, see the corresponding Section in Chapter 6.2.4.3.

6.3.4.4 Competitive Environment

Competition in Spain is intense and double play (voice and Internet) offers are standard for most operators which is putting downward pressure on prices. The major operators in the market (Telefonica, Orange, Jazztel, Ya.com and the cable operators) all offer triple play services.

In November 2008, 96% of Internet customers in Spain had a broadband connection, including 80% on ADSL access. Only 22.5% of these ADSL lines were unbundled (source: Spanish Regulatory Authority).

In 2008 Orange and Jazztel introduced a fully unbundled subscription service.

In November 2008, the respective market shares held by the main players in the broadband Internet market in Spain were as follows: (1)

	2008	2007	2006
Telefonica	56.9%	56.2%	55.6%
Cable operators	19.6%	20.8%	20.2%
France Telecom España(2)	12.8%	13.9%	14.8%
Other	10.6%	9.1%	9.4%
(1) Source: Spanish Regulatory Authority. (2) Including the brands Orange and Ya.com, respectively 7.8% and 5.3%.

6.3.4.5 Regulatory Environment

For a presentation of the regulatory environment in Spain, see Chapter 6.8.5 - Regulation.

6.3.4.6 Key Events

In 2008, France Telecom España’s fixed-line telephony and Internet priorities were focused on the following areas:

•

improving the supply of the triple play offer;

•

developing the unbundling strategy with the deployment of new main distribution frames;

•

the introduction of new convergence offers and the development of new offers for content and VOD.

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6.3.5 Rest of the World

6.3.5.1 Outside Europe

Latin America

France Telecom no longer maintains shareholdings in fixed-line operators in Latin America:

•

the 25% shareholding that France Telecom indirectly held in Intelig, a fixed-line telephony operator in Brazil, for long-distance national and international calls, was divested in September 2008;

•

the shareholding that France Telecom held in Régie T in Mexico was divested in December 2008.

Asia and Pacific

In this region, France Telecom:

•

divested FCR-NC (international communications teleport) in 2008 and the 50% that it held in OFFRATEL in New Caledonia;

•

provided financial, technical and managerial assistance to VNPT, the Vietnamese fixed-line telephony operator as part of a project to install 540,000 new lines to the East of Ho Chi Minh City in 2008;

•

holds 50% of Vanuatu Telecom Ltd. This shareholding will likely be sold.

Middle East and Africa

Ivory Coast

France Telecom holds a 51% controlling interest in Côte d’Ivoire Telcom, the incumbent telecommunications operator in the Ivory Coast. CI Telcom supplies fixed-line telephony services, broadband and wholesale services, where it holds a dominant position.

Number of CI Telecom lines

	Year ended December 31
(in thousands)	2008	2007	2006
Fixed telephone lines	279	250	270
ADSL lines	40	21	10
Narrowband lines	4	1	3
TOTAL	323	272	283

CI Telcom offers fixed-line telephony services through two offers:

•

Fidélis, a prepaid offer, providing attractive prices and bonuses;

•

Ligne Intense, a subscription offer providing free calls from 8:00 p.m.-7:00 a.m. to other CI Telcom fixed lines.

CI Telcom also offers ADSL services via its subsidiary CI2M. The range of ADSL speeds available goes from 128 to 2 Mbit/s on download. CI Telcom’s Internet market share is 82% (source: CI Telcom).

The offers and rates charged are detailed on CI Telcom’s website http://www.citelecom.ci/.

Senegal

France Telecom holds 42.3% of the capital of Sonatel, the incumbent telecommunications operator in Senegal, which provides fixed communication services, broadband and wholesale.

Number of Sonatel lines

	Year ended December 31
(in thousands)	2008	2007	2006
Fixed telephone lines	241	270	283
ADSL lines	53	38	28
TOTAL	294	308	311

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The fixed-line telephony service offers consist of blocked packages with different levels of communication credit, which may be refilled using bank cards.

The broadband offers concern speeds of 512 kbit/s, 1 Mbit/s and 10 Mbit/s for businesses.

For more information on these offers, visit Sonatel’s website http://www.orange.sn/

Jordan

France Telecom holds 51% of the capital of Jordan Telecom Company, which supplies fixed-line telephony and Internet services. Jordan Telecom Company has been listed on the Amman Stock Exchange since October 2002 and has been operating under the Orange brand since August 2007.

Number of Jordan Telecom lines

	Year ended December 31
(in thousands)	2008	2007	2006
Fixed telephone lines	520	565	619
ADSL lines	98	59	29
TOTAL	657	624	648

Jordan Telecom offers various telephony and data services and is marketing cards for international calls and blocked contracts. In addition, Jordan Telecom offers a wide range of broadband services, going from 128 kbit/s to 8 Mbit/s.

Jordan Telecom’s offers and rates are detailed on its website http://orange.jo/home.php.

Mauritius

France Telecom indirectly holds 40% of Mauritius Telecom, the incumbent operator in Mauritius.

Number of Mauritius Telecom lines

	Year ended December 31
(in thousands)	2008	2007	2006
Fixed telephone lines	375	378	395
TV lines on DSL	31	-	-
ADSL lines	15	12	10
TOTAL	421	390	405

Mauritius Telecom offers various voice and data services and is marketing cards for international calls and blocked contracts. In addition, Mauritius Telecom is marketing broadband ADSL offers (from 128 to 512 kbit/s), and a Multiplay TV package over the Internet (MyT).

Mauritius Telecom’s offers and rates are detailed on its website http://www.orange.mu/Internet/adsl.php

Kenya

France Telecom Group acquired 51% of Telkom Kenya on December 21, 2007. Telkom Kenya is the incumbent operator in Kenya, which has supplemented its fixed-line and Internet business with mobile activities introduced in 2008. At December 31, 2008, Telkom Kenya had approximately 489,000 fixed telephone lines and about 7,000 ADSL lines. Telkom Kenya offers a wide range of integrated services ranging from fixed to mobile to broadband.

Telkom Kenya’s offers and rates are detailed on its website http://www.telkom.co.ke/telkom-kenya-about-us.html

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6.4     ENTERPRISE COMMUNICATION SERVICES

The “Enterprise Communication Services” (ECS) segment combines business solutions and communication services dedicated to French companies and global business services to companies marketed under the Orange Business Services brand. The ECS segment in 2008 generated revenues of 7.8 billion euros before intra-group eliminations.

This segment is made up of the following entities:

•

ECS and its subsidiaries: Etrali, Setib, CVF, Expertel Consulting, Almerys, Néoclès, Silicomp, GTL, EGT, Solicia, Data & Mobile;

•

Business-Customer Distribution;

•

Orange Business Solutions (mobiles).

All of these entities, as well as the subsidiaries of France Telecom dedicated to this segment, market their products and services under the Orange Business Services brand.

The ECS business is built around three strategic goals:

•

to continue to invest in networks to offer Business customers seamless continuity of service and to develop the services of the future;

•

to be the leader in IP conversion, which is the driver of fixed-line/mobile convergence and voice-data-video convergence and to provide support to customers in managing this change;

•

to offer applications that facilitate business transactions in real-time.

In addition, in an increasingly difficult economic context, Orange Business Services is concentrating on the requirements of its customers, offering telecommunications and digital solutions for reducing costs and improving productivity.

6.4.1 Market

The business market covers all business segments over all sectors of activity, namely:

•

nearly 130,000 small- and medium-sized companies in France;

•

250 large businesses;

•

3,750 multinationals, two-thirds of which are among the 100 largest companies worldwide.

Connectivity, which includes the traditional services of fixed-line telephony and data, is a highly competitive and regulated market, which is continuing to decline because of the drop in unit prices and the migration towards services using the Internet Protocol (IP).

Movement towards IP, or “IP conversion”, allows businesses to improve their productivity and implement new technologies and applications.

French companies have now largely completed their migration to IP for data services, with solutions based on X25, Frame Relay or ATM moving to IPVPN or Ethernet networks. The migration of voice services to VoIP is also well under way, but at a rate slightly slower than the consumer market. In total, the French market for business telecommunications services grew slightly in 2008, after several years of steady decline.

The market for multinationals’ company networks continues to see slow. Although volumes are increasing, the market is declining in value because of the migration of data networks to IP and the erosion of unit prices, especially due to the increased use of equipment of the DSL type to replace leased connection lines.

Orange Business Services offers its customers not only the services traditionally provided by telephony operators’ but also offers communication services and applications aimed at companies’ business lines (“business in real-time”) and applications critical to their processes: call-center services, horizontal or vertical applications, “machine-to machine”. These services and applications are part of the IT services market that, for the fourth consecutive year, has seen sustained growth of approximately 6% (source: Syntec Informatique, IDC).

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6.4.2 Orange’s Line of Products and Services

The services offered by Orange Business Services aim at satisfying a wide range of business requirements in the most varied areas.

To offer its customers the best solutions, Orange Business Services relies notably on partnerships with large suppliers such as Cisco, Nortel, Alcatel, Siemens, and Avaya. Orange Business Services is also the main partner of Lotus Notes and the only “GOLD Certified Microsoft” partner in the world for Microsoft Exchange.

The range of services for Business customers is made up of:

•

fixed-line telephony and traditional data services;

•

advanced network services;

•

services for the integration and outsourcing of critical communication applications and other services.

6.4.2.1 Fixed-line Telephony and Traditional Data Services

In this category, Orange Business Services offers the following products and services:

Type of Offers		Main Features
Access	Ligne Analogique Contrat Professionnel (Analog Line Professional Contract)	Customized value-added services adapted to businesses' needs Different levels of commitment to security and continuity of service Guaranteed restoration time and dedicated assistance 24/7
	ISDN Service	Connection of telephone installations with digital quality from end-to-end Applications for banking, remote monitoring and M2M (Machine to Machine) Continuous backup links Video-conferencing
Switched voice traffic

Packaged services Business Talk Pack (adapted for SMEs) and Business Talk premium;

À la carte services for telephony and management: unique numbers and voice-messaging, telephone reception services, analysis and control of fixed-line and mobile traffic, call re-routing from one company site to another.

Incoming call traffic

Provision of special numbers (“Reception Numbers”) dedicated to telephone reception for companies: Vert, Azur, Indigo and Cristal numbers, according to how much the business wants to pay for the call (full, partial or no payment);

Access and real-time management of services by the customer via a web interface.

Data services	Traditional infrastructure services

Digital (Transfix) or analog “leased lines”, gradually replaced by DSL and Ethernet technologies;

Fiber optic services: SMHD, MultiLAN and InterLAN solutions. Broadband connection of all sites belonging to multi-site companies. Connection with customers or partners of the company.

Non-IP managed data services

Service offers based on Frame Relay, X25 or Global Intranet technologies. Customers using these services, both in France and internationally, are gradually migrating to “IP VPN” or “Oléane VPN” solutions.

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6.4.2.2 Enhanced network services

In this category, Orange Business Services offers the following products and services:

Type of Offers		Main Features
Infrastructure services	Services on DSL and fiber optic

DSL broadband service on existing copper wires.

Ethernet Link and Man Ethernet: broadband network backbone services (up to 10 Gbit/s) to connect a company’s different sites. Modular solutions offering high granularity of bit-rates and network topologies, designed to cope with new usage patterns developed within the company: VoIP; real-time applications; software packages for integrated management (ERP)

Services over IP networks

In France

Business Internet: range of high-performance and secure Internet access solutions, sold “à la carte”, and designed both for small businesses and large companies. Multi-service “voice/data/images” integration combining the advantages of broadband and IP-based services;

Business VPN: new generation of Virtual Private Network solutions from France Telecom for multi-site companies:

- access to a full range of convergence communication services for the final user,

- support services for implementation, customer service, solutions for managing applications and securing networks, e-mail solutions,

- modular design: each service is chosen, dimensioned and activated independently of other services

Telephony over IP offers: via the Internet or the VPN, with the option of retaining management of the telephone switchboard or of having it managed by Orange:

Fixed – mobile convergence offer: Unik for corporate solution providing fixed-line office telephone services on the mobile, with a unique number and a single voice messaging service

International

Small Office Solutions: range of solutions for the smallest sites. These solutions are based on three levels of DSL service to allow customers to enhance performance and optimize the level of support they need at their different locations through their global VPN

	Mobility solutions	Business Everywhere: solution giving employees who travel remote access to messaging and business applications from a PC or communicating PDA over any network, through a unique user interface

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6.4.2.3 Integration and Outsourcing of Critical Communication Applications

In this category, Orange Business Services offers the following range of products and services:

Type of Offers	Main Features
On Site Integration Services

Solutions offered to companies to migrate from traditional telephone exchange systems (PBX) to IP communication services:

•

Installation services and equipment management in the area of PABX and IPBX, company telephony and LANs;

•

Consistent and comprehensive service-level agreement contracts (SLA);

•

Integration or intervention services carried out on site or remotely, and on-line support services;

•

Unik for corporate: new service launched in 2008 for connecting all of the company’s mobile telephones to the company’s IP telephone exchange. Employees have all of the usual functionality of their fixed-line telephones on their mobiles, with a single number and an integrated voice messaging system for their fixed-line and mobile telephones.

Outsourcing of critical communication applications

Comprehensive “real-time business” service offer, specifically dedicated to the world of business:

•

approach designed to facilitate the real-time management of companies’ businesses;

•

upstream advice and support, design and operational implementation of Telecoms and IT infrastructure and application environments;

•

outsourcing of communication infrastructure and integration of complex networks.

Customer Relationship Management (CRM)

Activation and operation (maintenance, technical assistance, etc.) of solutions for managing all of the company’s customer relationships, regardless of the mode of communication (telephone, fax, e-mail, chat, SMS, MMS, call-back on Internet, call-centers): interactive voice servers, multi-channel call-center applications, natural dialogue, dissemination of information to customers;

Services appropriate for electronic commerce:

•

Transactions website solutions,

•

Solutions for commerce and payment by mobile (m.ticketing: use of portable as a ticket, with bar-code reading).

IT services

IT package (introduced in 2008): service for remotely managing and administering company applications;

Service for hosting, managing and securing company servers;

Service for systems integration and specific application development;

Multimedia dissemination systems, such as the management and broadcasting of video content on remote screens (marketing presentations).

Collaborative Services

Business Together with Microsoft messaging solutions: provision of facilities for audio and web conferencing, messaging on PC, or collaborative areas;

TelePresence (introduced in 2008): service for remote meetings for teams anywhere in the world with sound and image of very high quality.

Business solutions

Ranges of solutions appropriate to various occupations within companies. Four areas are the particular subject of proposals:

•

Health:

- service for hospitals: Connected Hospital, and Connected emergency (emergency services),

- hospitalization at home: range of communicating equipment, new-generation third-party payment solutions (offered via Almérys), electronic vaccination record;

•

Transport: solutions for management and vehicle geolocation (Fleet services) and on-board services (for example, Internet access over Wi-Fi from trains) from IT&Labs, subsidiary of France Telecom;

•

Finance: Via Etrali, France Telecom offers advanced services to the trading arms of large banks for networking markets internationally, with voice and data connectivity solutions integrated into the bank’s information system;

•

Payment:

- hosting (via Setib) of inter-bank trading platforms,

- secure electronic payment solutions for retailers,

- solutions for private virtual cards in collaboration with the main French banks.

Consulting and Support Services

France Telecom has a worldwide consulting structure to assist companies in defining, designing and implementing their telecoms and IT strategies, and to provide understanding of how new communication technologies can contribute to their businesses.

Network-related Value-Added Services

Services associated with access packages (voice, data, roaming). In addition to the traditional services related to the telephone network:

•

 Network Protect: managed security service embedded on the router.

•

 Network Boost: managed service for optimizing and accelerating application flows.

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6.4.2.4 Other Business Services

Broadcast Services

France Telecom is present in the broadcast market through its subsidiary GlobeCast. GlobeCast’s services are accessible worldwide through 11 technical centers and 18 offices located in Europe, America, Asia, Africa, the Middle-East and Australia. GlobeCast transmits video and multimedia content on its satellite and optical fiber network on behalf of television and radio broadcasters, businesses, government institutions and point-of-sale networks. GlobeCast offers services for digitization, aggregation, transmission and reformatting of content on all types of networks and platforms, including satellite television, Digital Terrestrial Television, cable networks, video on mobiles, TV over IP, TV on PCs and dynamic audiovisual displays.

Equipment Sales and Leases

In addition to its on-site integration services, France Telecom sells or rents network equipment, such as routers, PBXs and LANs, to its customers. This equipment can either be installed on the customer’s premises, with France Telecom only providing the maintenance, or it can be managed on behalf of customers if they wish to have full service. As part of its overall assistance to customers, France Telecom also offers PC fleet management services.

Through its subsidiary Etrali, France Telecom provides connectivity systems, services and solutions to the international financial community to manage its voice and data communications between trading rooms and to integrate them into the larger corporate information system.

6.4.3 Sales and Distribution

Sales, Distribution and Customer Service

Services designed for companies (excluding major accounts) are marketed in France by the Business Marketing Department of the France Operations Division, for the voice, mobiles and data-transmission businesses, with a network of 11 Business agencies covering the national territory. These agencies have sales personnel dedicated to a portfolio of customers and a network of telephone advisors ready to provide customers with information on offers, order status, and the service quality.

The large accounts customers are advised and supported by five sales departments: Americas, Asia Pacific, Europe, Emerging Markets & Indirect Sales, and the French Large Accounts Department. Each of these departments is responsible for the revenue generated locally by their region for all services. In particular, customers are provided a single interface to ensure that sales to a particular department’s customer which are made outside that department’s region develop equally over all of the regions where such customer is present.

Each of the five large accounts sales departments has a sales force organized by country or sub-region, a sales administration team working closely with the sales teams, and a team in charge of marketing and promotion of offers to the local market. These large accounts sales departments also have central support for their sales strategies, the development of solutions, the delivery and execution of customer orders, the preparation of replies to calls for tenders and analysis of the profitability of customer offers. The purpose of this support is to adapt the product strategy to specific local requirements, as well as to improve understanding of the expectations of the local market.

In addition to direct sales channels, partnerships are established with distributors in order to market solutions provided by Orange Business Services. The decision as to whether it is most appropriate to use a direct or indirect channel is taken according to the specificities of each country and each customer.

Lastly, the France Telecom Internet website allows companies to manage their contracts and to place orders in real time.

Network

For the presentation of the network that supports services to businesses, see Section 8.1.6.

6.4.4 Competitive Environment

Competitive Environment

Telecom operators present in the business market continue to see their economic models evolve while new players are entering the market and providing additional competition for them. While conventional voice communications still represent a significant share of their revenue, they continue to lose ground against IP. In order to offset this decrease, operators are looking for new growth opportunities by developing their services business. IP is also growing because of the difficult economic situation and increasing customers demands for integrated end-to-end solutions at lower prices. These two elements combine to increase the competitive pressure among operators and impact their results.

The borders that existed between telecommunications operators and IT services companies are disappearing, firstly because of the commoditization of traditional connectivity, which is occurring under strong competitive pressure and secondly because of the convergence towards IP. The players in these two markets are leaving their historic areas of business and are meeting each other in the market for Network Related Services (NRS), a market that is enjoying strong growth and is under consolidation.

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Network services
Network related services
IT services
Voice
Mobile Voice/Data
WAN
LAN/PBX
Data center
CCA*
Desktop
Business applications
Business processes
Outsourcing
Consulting
Integration
Equipment
Managed services
Maintenance
Traffic
Access
design
build
run
Large IT services companies
Niche players, integrators
Telcos and VNOs
- capitalization on the skills and abilities related to the service
- capitalization on relationships with the Information Systems Departments
- capitalization on the technical skills
- demand is moving towards bundled packages
- credible for the Information Systems Departments

In order to develop the new integrated services expected by customers who take full advantage of the possibilities offered by IP, telecoms operators are acquiring new skills, either through targeted purchases or by forming partnerships with service companies. Conversely, IT service companies are investing in the telecommunications field, offering their customers IT solutions that incorporate telecoms components.

France Telecom’s main competitors in the Business telecommunications market are:

•

The French telecommunications operator SFR, which bought Neuf Cegetel in 2008. The new entity, which has become the largest alternative integrated European operator, is able now to offer fixed-mobile convergence services on the business market.

•

The alternative local loop operators, such as COLT Telecom and Completel are positioned on the market for voice and data-transmission services in France, aimed at multinational companies and small and medium-sized businesses. They can provide their customers with network access, either through local loop unbundling or through alternative local loops.

•

Global telecommunications service operators, such as BT Global Services, AT&T Business Services or Verizon Business offer multinational customers services with a strong network and data component. These operators offer a comprehensive range of data transmission services to supplement their more traditional voice services.

In France, where their clientele is highly targeted, they are able to carry local, national and international long-distance calls by using the France Telecom network interconnection services.

•

Virtual operators, such as Vanco, acquired in July 2008 by the Indian company Reliance, whose business consists of assembling and controlling the services of third-party operators located in different countries. The “Virtual Network Operator – VNO” model is gradually moving towards a hybrid model, as is the case for Reliance or Tata Communications.

•

National voice and data transmission operators: in certain countries, France Telecom must also compete with incumbent operators. Some of these operators still have a special regulatory status and enjoy exclusive rights to supply certain services. Most of them have historically dominated their local telecommunications market.

In addition, the network integrators and managed service providers are present in the network related services (NRS) market, which is close to that of telecommunications and IT. As a result, France Telecom faces “co-competition” (a simultaneous mix of co-operation and competition) from companies like Telindus-Arche (Belgacom Group), NextiraOne, Spie Communication, Getronics (purchased by KPN) and Dimension Data, which operate using a multi-provider approach.

Companies specializing in the deployment and supply of managed services, outsourcers and systems integrators meet businesses’ needs for simplicity in the face of increasingly complex technologies. France Telecom, which is focusing on assisting its customers in moving their communications systems toward IP, competes with companies such as IBM Global Services, EDS, HP/EDS and Atos Origin.

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The principal service categories in which these companies are positioned include network integration, outsourcing, third-party application maintenance, consulting and engineering, and infrastructure management.

Regulatory Environment

For the presentation of the regulatory environment business segment, see Section 6.8.2.4.

6.4.5 Key Events

The main events that took place in 2008 in the Enterprise segment were:

•

In terms of quality:

•

for the third consecutive year, France Telecom won the most important prize in the telecoms industry at the WCA Awards: the “Best Global Operator”,

•

new industry certifications were obtained: ISO 15408 (security of international IP VPN), ISO 20K (service management), 27K (security management) and the renewal of ISO 9001 (quality management).

•

In terms of networks and coverage:

•

the development of infrastructures in Russia (October 2008) and the launch of a long-distance telecommunications services operator in India (July 2008),

•

the extension of the international coverage of Broadband DSL and Metro-Ethernet access with new MPLS partnerships in South-East Asia (Indonesia, Thailand and Vietnam) and in the Middle-East (Saudi Arabia) and the introduction of an IP VPN broadband service in Morocco,

•

the extension of worldwide Wi-Fi coverage (September 2008) through the Group’s new roaming agreements with major Wi-Fi operators.

•

In terms of applications, services and convergence:

•

the introduction of the IT Package (February 2008) for small and medium-sized businesses,

•

developments of fixed and mobile packages with a single invoice and customer service, packages for unlimited calls (March 2008) and the introduction of a fixed-line/mobile convergence service Unik for Corporate (April 2008), providing all of the fixed-line telephony services on the mobile,

•

the introduction of the new Telepresence video-conferencing solution (April 2008), which allows users to meet remotely in conditions that are close to those found in face-to-face meetings,

•

the introduction of Connected Hospital at Home (May 2008), which facilitates the monitoring and supervision of the activities of health professionals in patients’ homes,

•

the introduction of the Stand-alone electronic payment service (June 2008) allowing medium-sized retailers to optimize the use of their VPN,

•

the introduction in France of the Business Talk Global and Business Talk Mobile services (already available internationally), which lower the cost of international calls from mobiles in the countries of origin,

•

the introduction of several mini-PCs and “embedded PC” services (Business Everywhere pre-installed) with a new 3G+ HSDPA stick for doubling reception speeds to 7.2 Megabits/s,

•

the introduction of the “non-geographical” Cristal Number type (09xx) included in the fixed-line packages and charged at the price of a local call, wherever the call is made,

•

the introduction of the most complete new communication and convergence service on the market Business VPN (November 2008),

•

the introduction, on a world-wide scale, of the mobile workstation security service Secure My Device (November 2008) and the “Unik PC” PC/mobile convergence service, My mobile on PC (December 2008),

•

the threshold of a million users of Business Everywhere was exceeded in December 2008.

In 2009, Orange Business Services has the following priorities:

•

continue to increase satisfaction rates and local contact with customers;

•

increase revenue through the development of new services and the ongoing improvement of its operational efficiency;

•

support customers through innovation and convergence as they migrate towards IP services;

•

develop Real Time Business applications for offering new operational models to Business customers.

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6.5     EMPLOYMENT AND ENVIRONMENTAL INFORMATION

6.5.1 Employment Information

6.5.1.1 Labor Relations

Employee Representation

In France

PROFESSIONAL RELATIONSHIPS – FRANCE TELECOM S.A.

Indicator	2008(1)	2007
Number of meetings with employee representatives	8,686	8,766
Total volume of hourly time credits used	1,079,345	974,754
(1) 2008 values are provisional.

In 2008, France Telecom-Orange’s Central Council for Economic and Social Unity (CCUES) met 14 times over 31 days.

The Council addressed more than fifty subjects. The elected employees’ representatives were informed of 20 cases that were presented to them. They were consulted and their opinions were sought concerning 33 cases: 11 on reports and annual balance-sheets as specified by collective bargaining agreements or by the French employment code, 17 relating to projects for modifying the organization and 5 concerning draft collective bargaining agreements.

The Council for the Group in France (Comité Groupe France), the body that brings together the French subsidiaries of the Group, met three times during 2008 and discussed information on the business, the financial situation, the development of employment and the Group’s structure.

2008 was also marked by the signature of 16 agreements and amendments, mainly in the area of compensation, in particular with a collective bargaining agreement at the Group level for the assignment of an additional exceptional profit-sharing bonus and in the area of elections for employee representatives.

During 2008, preparations were made for elections to the employee representative bodies in the companies making up the France Telecom-Orange Council for Economic and Social Unity, planned for January 2009 and many negotiation sessions took place with employee organizations to determine the new terms and conditions for the implementation and functioning of these bodies. The agreements defining the architecture for these elections and the terms and conditions for organizing them, were signed respectively by five and four trade unions out of six.

In Europe

The European Works Council is a place for discussion and dialogue on overall economic, financial and social issues that go beyond any single country (manufacturing and innovation strategy, major investment policies, acquisitions, employment, etc.). In 2008, the Council held three face-to-face meetings: one in Paris, one in Cairo and one in Lyon. Four telephone conferences were also organized during 2008.

The Council is comprised of 32 employee representatives from 20 countries: Sweden, Norway, Finland, Denmark, Germany, Austria, Great Britain, Ireland, France, Spain, Portugal, Italy, Greece, Poland, Luxembourg, The Netherlands, Belgium, Romania, Slovakia and Switzerland.

As the four-year term of office of the members of this body expired in 2008, renewal took place during the second half-year and a new secretary of the European Works Council was elected.

Internationally

The Group began negotiations to create a body for world-wide dialogue for labor relations in the Group.

The purpose of this body will be to:

•

disseminate the Group’s overall strategy via multiple channels;

•

present transnational projects that go beyond Europe and discuss them with employee representatives;

•

develop the base for labor relations in accordance with the objectives and values of the Group.

In accordance with the agreement signed in 2006 with Union Network International (UNI) concerning fundamental labor rights, regular meetings have been organized with this organization.

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6.5.1.2 Health and Safety Conditions

HEALTH AND SAFETY CONDITIONS – FRANCE TELECOM S.A.

Indicator	2008(2)	2007 (1)
Frequency rate of work-related accidents(3)	4.60	4.88
Seriousness rate of work-related accidents(4)	0.28	0.27
Number of fatal accidents	-	4 (5)

(1)

2007 values have been recalculated for the scope of France Telecom S.A.

(2)

2008 values are provisional.

(3)

The frequency of work-related accidents corresponds to the number of work-related accidents with leave per million hours theoretically worked.

(4)

The seriousness rate of work-related accidents corresponds to the number of lost days for work-related accidents per million hours theoretically worked.

(5)

All are traffic accidents (one work-related accident and three commuting accidents).

The policies developed in previous years were continued in 2008. The work undertaken has led to in-depth work on risk assessment, regulatory compliance and support to units. In addition to these major shared policies, certain risks have been the subject of special plans.

Main Actions in 2008

A number of the actions currently in progress were initiated several years ago. In 2008, they were pursued with particular emphasis.

Prevention Actors

Two new training sessions on prevention were introduced in 2008. This training program was approved by the French telecommunications national employment commission (“CPNE”). This approval led the Group to increase the number of people present on the end-of-course board of examiners and open it to representatives of the personnel and management of the telecommunications branch. Accident prevention specialist training continued for all parties involved in prevention.

In addition, in light of ongoing professional training and in order to pursue the first initiatives that began in 2007, particularly with respect to regulatory compliance, the number of subjects initially identified as “priority” has been multiplied.

Although initiatives will be continued covering the main risks present in the company, new programs have been introduced:

•

Work at Heights

The work started in 2006 on the high access platform continued with the first on-site experiments. France Telecom continued to receive the support of INRS, CRAM and expert advisors in this project, which has entered its second test phase.

•

Asbestos

Although not a new risk within the company, asbestos was the subject of significant work during 2008 to train teachers including doctors, nurses and those involved in prevention for a large majority of Work Units. Background work was also carried out on post-exposure and post-professional medical monitoring and is continuing concerning operating procedures.

•

Ergonomics at Work

The ergonomic analysis of workstations, integrated from the start of the “new store concept 2006” remains one of the components of the “NExT store” final concept. Nearly 200 stores have been opened since mid-2007, integrating this concept.

The ergonomic analysis of workstations is also taken into consideration in the “Customer relations areas development Charter” that began in 2006 and is ongoing. 2008 was also the occasion for presenting the Charter, its philosophy and its objectives to those involved locally (company doctors, HR and project managers).

France Telecom has made a precise assessment of the risk involving “noise for employees working in customer relations areas”. This work has validated the choices made concerning equipment and layout of customer call centers.

•

Psycho-Social Risks

Although this risk has been the subject of numerous local and/or national initiatives, particularly through the work of the “stress” commission, 2008 was the year when psycho-social risks were taken into consideration with an action plan on three themes:

•

improving working conditions and processes;

•

providing better support during restructuring operations; and

•

providing better support to employees experiencing professional difficulties.

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6.5.1.3 Training

TRAINING – FRANCE TELECOM S.A.

Indicator	2008 (1)	2007
Percentage of payroll expenditure allocated to training	6.40%	5.30%
Expenses for ongoing professional training (in million euros)	270.0	229.6
Number of employees trained	81,029	82,079
Number of hours training	3,255,034	2,777,242
(1) 2008 values are provisional.

In 2008, continuing the initiatives undertaken in previous years, the Group continued its business restructuring and individual professional development training courses.

The percentage of payroll expenditure devoted to training increased by nearly one point and the number of hours of training per employee is now greater than 34 hours (28 hours in 2007).

The Group has continued to diversify its approach in the area of training by developing networks of local trainers, currently more than 1,500, professionalizing them through certification and emphasizing the use of electronic resources, e-learning and virtual classes and, more generally, by offering mixed courses combining educational efficiency with cost control.

More than 88% of employees received training during the year, particularly concerning the development of the skills and knowledge required to carry out their daily activities; more than 3,600 employees were placed in priority job areas through 45 professional training courses.

Lastly, training courses leading to certification, set up in partnership with organizations and schools that are recognized in their business sectors, were widely developed during the year, thus allowing employees to achieve recognition for the skills acquired within the company.

6.5.1.4 Employment and Integration of People with Disabilities

DISABLED EMPLOYEES – FRANCE TELECOM S.A.

Indicator	2008 (2)	2007
Number of disabled employees(1)	2,910	2,789
Purchases charged to protected sector (in million euros)	16.1	15.6
Rate of integration(3)	3.4%	3.1%

(1)

People with disabilities declared under the DOETH system (mandatory declaration for disabled employees).

(2)

2008 values are provisional.

(3)

Rates of integration calculated in accordance with DOETH methods.

In 2008, France Telecom confirmed its commitment to supporting the integration of people with disabilities in the workplace. This year had the particular characteristic of being the first year of application of the new company-wide agreement (2008, 2009 and 2010 period) signed by France Telecom S.A. with the employee-representative bodies. This agreement was the subject of a broad internal communications initiative entitled the “Semaine de l’Hangagement” (Employment of people with disabilities week) with a series of on-site events organized in Paris and the regions.

The interim review of the agreement at the end of 2008 emphasized several elements in particular:

•

the agreement specifies external recruitment of 180 employees on unlimited-term contracts over 3 years. The recruitment carried out in 2008 is a good result, bearing in mind this three-year commitment and the increased load that is expected on the system. These new hires were made primarily through partnerships with associations and websites, participation in recruitment fairs and advertising inserts in the specialist press;

•

more than one million euros was allocated to converting work stations for disabled employees (purchasing equipment, IT equipment, training, sign language services, digital accessibility, video-interpretation systems for deaf employees, etc.);

•

more than 600 people (managers, human resources managers, company doctors, nurses, social assistants, employees) took part in “Demystifying Disabilities” awareness days organized by the disability integration office (“Mission Insertion Handicap”) in Paris and the surrounding regions (18 sessions organized in 2008);

•

purchases charged to “protected sector” projects for the disabled exceeded 16 million euros in 2008 alone; and

•

many pilot schemes were carried out.

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Also, this new agreement has increased the role of the Handicap contacts present locally in the Regional Departments and the Business Divisions.

6.5.1.5 Social and Cultural Activities

SOCIAL ACTIVITIES EXPENDITURE (IN MILLION EUROS) – FRANCE TELECOM S.A.

Area	2008	2007
Sporting and Leisure Activities		5.30
Children
Welfare Insurance and Solidarity		2.60
Cultural Activities
Economic Action
Total expenditure by France Telecom S.A. on behalf of works committees for transitional management (a)	0	7.90
Catering	62.90	56.00
Housing	19.10	19.40
Social Cohesion	5.90	6.20
Total France Telecom S.A. expenditure for social activities (b)	87.90	81.60
France Telecom S.A. subsidies to works committees (c)	95.60	89.40
TOTAL (a+b+c)	183.50	178.90

Works committees were set up at France Telecom S.A. in the first quarter of 2005.

2008 is the first year when these bodies have taken full responsibility for managing all social and cultural activities within their scope.

The amount of employers’ subsidies paid to works committees stood at 95.6 million euros.

Catering and social cohesion activities are managed directly by the company on behalf of the works committees. The increase in catering expenses relates to the settlement of invoices for the previous year.

Total expenditure for France Telecom S.A.’s social activities came to 183.5 million euros in 2008.

6.5.1.6 Outsourcing

OUTSOURCING – FRANCE GROUP SCOPE

Indicator	2008	2007
Amount of outsourcing (in million euros)	2,009.4	1,937.4
Equivalent full-time workforce (monthly average)(1)	26,976	25,636
(1) Calculated on the basis of outsourcing costs recorded in France Telecom S.A.’s financial statements for the companies coming under the Group in France.

In 2008, the France Telecom Group implemented a new methodology for evaluating subcontracting, to provide more comprehensive information on the entire workforce contributing to carrying out the company’s business and to measure the contribution to the development of employment in France made by the Group.

On this basis, subcontracting represented the equivalent of 26,976 full-time employees (monthly average) for the France Group in 2008 (defined as France Telecom S.A. and the subsidiaries of the Group conducting their business in France).

The use of employees belonging to external companies takes place under contracts for services. It occurs especially in the areas of networks on activities covering analysis, engineering, architecture and technical work on networks and at the customer’s premises, and in information systems for design, development and integration activities. To a lesser extent, it is used for customer service call centers and telemarketing.

In addition to a straightforward contractual arrangement, France Telecom’s relationship with its suppliers is structured around an economic, social and environmental performance assessment system, which allows for regular analysis of the services provided and planning of any joint corrective measures or ongoing improvement efforts required.

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The Group’s responsible purchasing policy is based on the QREDIC supplier evaluation process. Since 2004, an Ethics and Environment clause has been included in all of the Group’s contracts.

6.5.1.7 Impact on national employment and regional development

PROFESSIONAL INTEGRATION – FRANCE TELECOM S.A.

Indicator	2008 (1)	2007
Number of students on internships	2,252	2,279
Number of apprenticeship and work-based training contracts	2,161	2,109
(1) 2008 values are provisional.

The France Telecom group signed the Apprenticeship Charter in September 2005. In 2008, France Telecom S.A. continued with its efforts to support young people in their initial training or in addition to this initial training. In 2008, this effort brought the quota of work-based learning taking place in France Telecom S.A. to 3.6% of the average reference workforce (unlimited-term contracts, fixed-term contracts and temporary staff) versus 3.2% at the end of 2007. This figure compares favorably with the quota set by the government for work-based learning in 2008 (2% of the average reference workforce for companies with more than 250 employees).

Relationships with Educational Establishments

France Telecom S.A.’s policy in this area is focused on two main goals:

•

developing the Group’s reputation as an employer among students in higher-education; and

•

anticipating its recruitment requirements in terms of required skills for the years ahead.

This policy has been pursued through a number of actions:

•

relationships with approximately forty higher education establishments, involving participation in careers fairs (present at approximately fifteen fairs), reception of trainees and apprenticeships (when the training is offered by apprenticeship) and the payment of a significant proportion of the apprenticeship tax;

•

developing innovative initiatives to improve relationships with students: “dream orange 08”, a competition concerning innovations in fiber organizing student visits to the “Jardins de l’Innovation” and the “Technocentre”;

•

closer relationships with the top twenty engineering and business schools to present its business activities, its international dimension and the “Telecom Talents” program to these top-ranking schools;

•

partnerships with certain schools to develop professional training courses related to priority job areas: research partnerships and supervision of doctorates by Orange Labs.

France Telecom also maintains strong ties with the Institut Telecom, through representatives of the Group participating in management and policy bodies of the Institute and its schools. France Telecom is directly involved in the financing of the Institute’s schools comprising an economic interest group: Eurecom and Telecom Lille 1.

Through its involvement in the X (Polytechnique), Supélec and Telecom Foundations, France Telecom supports international expansion and financing scholarships for foreign students, as well as research and other efforts to support the development of these schools.

France Telecom’s support also includes teaching in the Group’s recognized areas of expertise, through its involvement in designing teaching courses at universities, the joint creation of teaching and research chairs such as the ESSEC “Media & Entertainment” chair, the “Innovation and Regulation of Digital Services” École Polytechnique/Telecom Paris joint chair, the “Sustainable Development” chair with the Telecom Institute, and the “Cryptography” chair with the École Normale Supérieure.

France Telecom sponsors two graduating classes, Telecom & Management Sud Paris (ex-INT) and Eurecom.

Major research programs are carried out jointly with, among others, the École Normale Supérieure, the Ecole Polytechnique, the Institut Telecom (Telecom Paris Tech, Telecom Bretagne, Telecom & Management Sud Paris) and Supélec.

6.5.2 Environmental Information

More detailed information on commitments, performance and the Group’s environmental impact policy is available in the 2008 report on corporate responsibility and sustainable development. All definitive quantitative indicators are also shown in this report.

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6.5.2.1 Environmental policy and commitments

France Telecom’s environmental policy is based on a program of continuous improvement, aiming firstly at reducing the impact of its activities and the products and services it sells and secondly, to contribute to the development of telecommunications solutions that promote the adoption of sustainable development by civil society, local authorities and the world of industry, commerce and services.

Action plans are established based on the identification of environmental issues that are significant for the business. These also provide a solution to the requirements of the “new economic regulations” (NRE Act) concerning the objectives assigned to the subsidiaries and are subject to yearly review.

France Telecom’s policy is based on the signature, in 1996, of the European Telecommunication Network Operators (ETNO) Environmental Charter, and its membership of the United Nations Global Compact in 2000. Under the Global Compact, France Telecom has also ratified the “Caring for Climate” operation, and the declaration made on the occasion of the 60th anniversary of the Universal Declaration of Human Rights.

The Group is also a member of the Global e-Sustainability Initiative (GeSI), GSMA and the “Mobile Phone Partnership Initiative”, and actively takes part in the work of these organizations. Environmental achievements are also published annually as part of the “Carbon Disclosure Project”.

In France, the Group takes part in the work of the MEDEF, the Telecoms Federation and the French Association of Mobile Operators, among others. The Group has contributed to the debates organized as part of the Environment Round Table and to the work of the operational steering committees via the MEDEF.

The environmental policy is applied in accordance with the Group’s geographical division, by country and by geographical zone: Spain, France, Poland, UK, EME, AMEA, and OBS. The Group team organizes and manages these countries through dedicated interlocutors.

The policy in environmental matters is based on the following main themes:

•

to take part in the fight against climate change by reducing the environmental impact of the Group’s activities and the products and services it sells;

•

to optimize waste management; and

•

throughout the Group, to implement a system of environmental management for compliance with the above objectives.

6.5.2.2 Fight Against Climate Change

In 2008, the Group undertook to reduce its greenhouse-gas emissions by 20% between 2006 and 2020:

•

by reducing power consumption in its networks and its buildings;

•

by reducing CO2 emissions related to its vehicle fleet and to business travel; and

•

by increasing the share of renewable energy.

This commitment is expressed by the implementation of highly proactive action plans for making large savings designed to offset the increase in the number of customers and the impact of new services offered.

The program to reduce the network’s power consumption (use of technological innovations, equipment renewal and large projects) is expected to produce positive visible effects towards the end of the installation program, namely by about 2017-2019.

Ongoing Efforts to Reduce Power Consumption in Networks and Buildings

The telecommunication networks represents 2/3 of total power consumption. The telecommunications sector uses essentially electrical energy for its main activity; other forms of energy are only used for backup purposes. Using a tool for modeling network consumption finalized by Orange Labs, the Group has established a comprehensive plan for reducing the electricity consumption of data-processing centers via several tactics:

•

dimensioning optimization and equipment installation to make consumption savings of between 10% and 50% for some sites;

•

the virtualization of servers: in France, a program aims to reduce the number of physical servers by 40% by 2010;

•

the mutualization of applications to reduce hosting requirements: more than 600 local applications have been eliminated since 2006; and

•

the transition to power supplied using HVDC (High Voltage Direct Current), a solution recommended for standardization, able to further reduce energy consumption, by about 10%.

France Telecom is also leader of the European research project OPERA-Net (Optimizing Power Efficiency in mobile Radio Networks), which aims to optimize power consumption in mobile networks.

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Concerning power consumption in buildings, several types of measures are applied according to two policies:

•

optimizing the equipment consumption (energy audits, preventive maintenance, low-energy lighting, flexibility in the temperature instructions for air-conditioning systems, etc.); and

•

reducing the energy requirements of buildings by improving insulation, using optimized ventilation or heat accumulators: optimized ventilation was put in place on 200 sites in 2008.

Reduce the Emissions Related to Transport

The Group has a fleet of about 55,000 company vehicles throughout the world, which represents about 13% of the Group’s CO2 emissions. The overall objective is to reach an average emissions level of 130 g CO2/km.

Several of the Group’s entities have implemented systems intended to limit the usage of individual cars (company travel plans, car-sharing systems, etc.).

Solutions are available to Group employees which  limit professional travel, including video-conference, conference calls, collaborative remote working tools, etc.

The Group also offers its customers, particularly companies and local authorities, various solutions for reducing their greenhouse gas emissions.

Encouraging the Use of Renewable Energy

For more than 30 years, R&D has been researching applications for renewable energy, which led to the installation of sites powered by photovoltaic energy from 1975 onwards. Eventually, the Group would like to see 25% of the network in Africa powered by solar energy. Concrete projects are currently in progress in several of the Group’s entities. The most important project is currently being introduced in several African countries. It has led to the implementation of more than 200 photovoltaic installations in 2008.

Develop the Eco-designed Products and Provide Information to Customers

Other than the efforts made to reduce energy consumption, the Group encourages the development of energy saving telephone terminals through partnerships with the Group’s suppliers.

The Group also wishes to give its customers more precise information on the consumption of terminals. Thus, in 2008, Orange, with the support of WWF-France, applied ecological labeling for fixed and mobile telephones.

A label supplies five key indicators representing the environmental impact of products. It provides information on the environmental performance of a product.

This ecological labeling has a dual objective:

•

to provide clear information to consumers on the environmental impact of the products that they use, raise their awareness of the issue and give them criteria of  choice; and

•

to raise awareness among manufacturers and encourage their progress by highlighting the environmental performance of the products that they manufacture.

In 2009, ecological labeling will be gradually extended to all products marketed by Orange in France.

6.5.2.3 Optimization of Waste Management

The key objectives and issues have led to a focus on two major priorities:

•

optimize the management of internally-generated waste; and

•

contribute to managing the waste generated by the products and services sold.

Optimize Waste Management

Guidelines for managing waste were defined at the Group level in 2007, to standardize practices for the three categories of waste generated by the Group’s activities: waste related to networks, service-sector waste related to offices and call centers, customer waste related to products and services sold.

Encourage the Processing of Electronic and Electrical Equipment at End-of-life

Waste from Electrical and Electronic Equipment (WEEE) regulations are in place in all European countries where the Group is present. In all these countries, customers may return their telephone equipment to stores. The appliances collected are then redistributed to authorized collection organizations. In France, the France Telecom belongs to the Eco-Système organization for “household WEEE” and has opted for an individual system for “business WEEE”.

6.5.2.4 Proactive Risk Management

Facilities at Risk

France Telecom believes that its activities as a telecommunications operator do not pose a serious threat to the environment. These activities do not require any production processes that have a severe impact on scarce or non-renewable resources, natural resources (water, air) or to biodiversity and generally, do not pose lethal risks.

In Europe, France Telecom does not require authorization under the IPPC Directive (2001/78) for its activities. However, France Telecom does use certain equipment, products and substances that may be hazardous to the environment (even slightly), some of which are subject to specific regulations. In France, this is the case for facilities classified for the protection of the environment (ICPE, 822 sites out of about 15,000 sites).

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These facilities are the subject of ongoing in-depth analyses by France Telecom and have led to the adoption of action plans and prevention programs, as well as periodic inspections as required under French regulations.

In order to prevent health-related risks (legionellosis) and reduce water consumption, a major program to replace refrigerating towers with dry cooler systems was implemented and has been in operation since 2006.

France Telecom’s main at-risk facilities are as follows:

Indicator	2008 (1)	2007
Number of sites including Classified Facilities (ICPE A or D) in France	822	894
Number of refrigerating towers in France	50	58
(1) 2008 values are provisional

A regional committee meets periodically to study the impact related to ICPE. They are recorded as priority issues and are the subject of appropriate action plans. The process of dialogue with those actively involved also identifies emerging risks.

Hazardous Substances

Some facilities use regulated products or substances. These are chlorofluorocarbon or CFC gases or other refrigerants (more specifically HCFCs or HFCs) contained in air conditioning installations.

Programs to eliminate the use of halon and replace it with less environmentally damaging FM 200 or FE 13 fire extinguishing gases or even inert Nitrogen or INERGEN gases in sprinkler systems are in place since the end of 2003, in accordance with regulations.

Strict observation of regulatory requirements and prevention are the rule in this area.

Some of the Group’s electrical transformers also contain polychlorinated biphenyls (or PCBs), the gradual elimination of which is continuing and will be completed in 2010, in accordance with legislation in force in France and Europe.

6.5.2.5 Environmental Management System

In order to reach its objectives for reducing its environmental impact that were set as part of its policy, France Telecom is implementing an Environmental Management System.

To structure the Environmental Management System, France Telecom has chosen to base it on the ISO 14001 reference framework, a recognized and proven international standard. Implementation within France Telecom is via a reference framework made up of:

•

a methodology for managing such projects;

•

Group processes and tools in key areas, such as risk and impact analysis or managing regulatory compliance;

•

guides and checklists to support a detailed audit of the EMS and its key components.

In order to capitalize on the experience acquired by countries that are more advanced in this area, the reference framework was enhanced in 2008 with a dedicated section defining the activities having the most significant impacts and the preventive actions to be carried out. This Section allows entities that are starting to implement an EMS to focus on priority subjects.

At the end of 2008, the countries that had implemented an EMS, or were in the process of implementing one, represented 83% of the Group’s revenue. As part of the environmental policy, two key performance indicators at the Group level assess the implementation of EMS:

•

the size of the sites or activities certified ISO 14001. In 2007, countries and zones chose whether or not to have themselves certified ISO 14001 according to the specific expectations of their national stakeholders;

•

the size of the sites or activities constructing an EMS according to ISO 14001, but not yet certified. The introduction of EMS in countries that were not yet certified made great progress in 2008, going from 44% to 62%.

6.5.2.6 Awareness-raising and Training for those involved

Training and information is given to employees at several levels by the Group team for local interlocutors and by internal communication for other employees.

Initiatives for awareness-raising and discussion thus encourage each employee to bear in mind the objectives of responsible growth in their daily activities. Particular emphasis is placed on raising the awareness of supervisory staff, who play a key role as intermediaries to their teams. Dedicated training courses have been in place since 2005. A manual providing training in the corporate-responsibility approach, including numerous developments concerning the environment, was drawn up in 2008 in French and English.

France Telecom provides consumers with various sources of information in addition to regulatory information, Internet websites, the corporate-responsibility report and informational guides on the impact of electromagnetic waves.

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6.5.2.7 Electromagnetic fields

France Telecom continually monitors all scientific research carried out on health and electromagnetic fields. It conforms to national and international recommendations regarding maximum exposure limits. It endeavors to inform its customers about best mobile phone use practices. See Chapter 4 for a description of risk factors linked to electronic waves.

The World Health Organization (WHO) has carried out a review of scientific data on the health risks of continued low-frequency exposure to base stations and other wireless networks and has concluded (in fact sheet no. 304 published in May 2006) that there is no substantial scientific evidence confirming possible harmful health effects from base stations and wireless networks. The WHO nevertheless recommends further research to determine whether more intensive exposure to mobile telephone radiofrequencies could impact upon health.

In Europe, the Scientific Committee on Emerging and Newly Identified Health Risks (SCENIHR), of the European Commission has concluded, in a report dated January 2009, that regarding the risk of cancer and based upon results from three sources (epidemiological studies, animals and in vitro), an increase in the risk of cancer in humans due to radio frequency exposure is unlikely. However, it recommends further research to confirm whether long term exposure (in excess of ten years) could give rise to a cancer risk. The conclusions of the  SCENIHR do not differ significantly from those in the 2007 report.

In matters of exposure to radio waves the regulations are both national and international; on the other hand, regulations concerning precautions for mobile phones are essentially national. In Europe, most of the national regulations follow the European Community’s recommendation of July 12, 1999. In France, health authorities request that vigilance be maintained for mobiles and that scientific research work continues.

Beyond compliance with the regulations, France Telecom actively contributes to research efforts through:

•

technology: contributing to working groups concerning international standardization (such as CENCELEC, CEI, ITU and ETSI);

•

financing: contributing to joint research planned by the WHO.

The Group also contributes to information efforts in the field of health and electromagnetic waves by:

•

applying the international recommendations on exposure limits in the absence of national regulations;

•

providing information to those involved using appropriate communication facilities and giving clear replies to questions concerning electromagnetic fields and communication technologies;

•

encouraging users to adopt correct usage practices; and

•

overseeing international scientific studies on electromagnetic waves and facilitating stakeholders’ access to the results of the main research.

Control of Exposure Levels

In France, the United Kingdom, Spain, Belgium and Switzerland, regular measurement campaigns are carried out around aerials to ensure compliance with exposure limits established by ICNIRP international recommendations, by the European Council or by local regulations.

All mobile telephones marketed by Orange comply with ICNIRP standards and have a SAR (Specific Absorption Rate, designating the maximum level of radio waves to which the user may be exposed) of less than 2 W/kg.

Provision of Appropriate Facilities Communication Tools

Mobile phones are sold with a hands-free kit supplied or available in stores. In France, the user manual incorporates advice on responsible use of mobiles. The Group aims to extend best usage practices for mobile phones to all countries either in stores or on internet websites.

The Group’s policy on electromagnetic waves includes generalizing the display of the SAR at all points of sale or Internet sites belonging to the Group and raising awareness among customers of good usage practices.

Most of the Group’s entities in Europe and Mobinil in Egypt, already provide information on their Internet websites covering scientific, regulatory and technical matters, together with links to leading organizations and associations in this area. The Group is therefore applying the recommendations of the World Health Organization and national health authorities, as widely as possible.

Local Dialogue improved

In addition to regulatory obligations, the Group provides information and encourages consultation and environmental protection, with the local authorities and local residents concerned, through new projects for the installation or modification of relay antennas.

In France, the United Kingdom, Switzerland and Spain, the Group follows guides to best practices drawn up by the local or national authorities and by associations of mobile operators. Exposure measurements are taken, on request, by independent inspection agencies. Informational guides covering these subjects are provided to local authorities and consumers during informative meetings and at certain points of sale. These measurements are then made public on the national authorities’ Internet websites.

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Active Participation in Research

For more than ten years, researchers have been working for better understanding of electromagnetic waves and to measure the impact of solutions developed (antennas, mobile phones and Wi-Fi installations). They have designed software for viewing electromagnetic fields in 3D, “EMF Visual”, which can determine the necessary security perimeter around a relay antenna and also an individual dosimeter for easily measuring the intensity of waves transmitted into the environment.

The Group provides ongoing scientific monitoring of all of the research related to electromagnetic waves at the international level. It actively participates in numerous research programs (radio-frequency health foundation and national agency for research on dosimetric analysis in France, Swiss research foundation on mobile communication, and the MTHR programs in the United Kingdom).

Orange also takes part in the work of the international organizations for standardization of the sector, such as the European Telecommunications Standards Institute (ETSI), the International Electrotechnical Commission (IEC) and the European Committee for Electronic Standardization (CENELEC) with the aim of contributing to increase transparency and traceability of methods of certification and installation of telecommunications equipment.

6.5.2.8 Provisions for Environmental Risk

Consistent with the explanation of environmental risks above, no provision for environmental risk has been made. However, in accordance with IFRS accounting standards, provisions have been made for decommissioning and rehabilitation of sites.

The obligation to decommission and rehabilitate sites is calculated on the basis of:

•

dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, per site for mobile phone masts) incurred by France Telecom to meet its environmental commitments;

•

annual scheduled asset returns for telephone poles and public telephones; and

•

estimated site closures for mobile phone masts.

These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation etc. and are discounted at a risk-free rate. Forecasts of estimated site closures or asset returns are revised in light of future changes in regulations or technological requirements.

In the Group’s accounts on December 31, 2008, the provision for decommissioning and rehabilitation of sites mainly included the costs of:

•

rehabilitating the sites of mobile phone antennas : 237 million euros;

•

dismantling telephone poles: 164 million euros (including 130 million euros directly related to France Telecom S.A.);

•

management of waste electrical and electronic equipment: 64 million euros (including 36 million euros related to France Telecom S.A.);

•

dismantling public phones: 53 million euros (including 46 million euros related to France Telecom S.A.).

6.6      EXCEPTIONAL EVENTS

None.

6.7      DEPENDENCY ON PATENTS

None.

See Chapter 11 for information about France Telecom’s patents portfolio.

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6.8     REGULATIONS

The environment in which France Telecom develops its business, both in France and in the other countries of the European Union, continues to be dominated by the implementation of sectoral regulations that are expected to gradually disappear in favor of the application of a common competition law across Europe. For an explanation of regulatory risk factors, see Chapter 4.

This Section describes the essential elements of the European regulatory and legal framework that affect the Group’s operations, with the specific framework in the four countries in which the Group primarily operates: France, the United Kingdom, Poland and Spain.

6.8.1 Applicable European law and regulation

The current European regulatory framework governing electronic communications consists of a “Framework” directive (2002/21/EC) and four specific directives: “Authorization” (2002/20/EC), “Access” (2002/19/EC), “Universal Service” (2002/22/EC) and “Privacy and Electronic Communications” (2002/58/EC).

The regulations apply to the relevant markets, which are defined in a recommendation that is reviewed periodically. The number of relevant markets fell from 18 markets (Recommendation 2003/311/EC) to seven markets (new Recommendation 2007/879/EC of December 19, 2007) following increasing competition in several markets in a large number of EU countries, as noted by the European Commission (or the “Commission”).

These markets, identified by the Commission, must be the subject of a market analysis undertaken by the National Regulatory Authorities. Under the regulatory framework, the National Regulatory Authorities may also regulate markets which are not on the list of relevant markets provided by the Commission, if and only if, specific national factors so justify and provided the Commission does not object.

Review of the regulatory framework

On November 13, 2007 the Commission published its proposals for amendments to the current regulatory framework together with a regulatory draft that would institute an European electronic communications market authority.

On September 2008, Parliament voted on a set of amendments to the regulations proposed by the Commission. On its turn, the Council adopted, on February 16, 2009, an official common Council position.

The Council’s position is similar to that of the Parliament, namely with regard to governing spectrum management and the control of “functional separation.” Parliament and the Council reject the Commission’s proposal to introduce a European authority and they propose the creation of a European body coming from national regulators and independent from the Commission. The second reading of the Parliament will take place in the context of this common position.

The adoption of new regulations could take place before June 2009 European elections. However, it would only take effect following its transposition into national law, very probably in 2011.

The following main subjects could be debated between the Parliament and the Council during its second reading:

•

the status of and the missions attributed to the new European regulatory body;

•

the reinforcement of the powers of the Commission in cross-border issues.

•

Spectrum management, harmonization of the implementation of regulations, the introduction of a right to veto on the remedies proposed by the national regulators, numbering plans;

•

the procedure relating to the validation of remedies decided by the National Regulatory Authorities, including functional separation, which in all cases presented remains an exceptional remedy;

•

stricter obligations for operators on issues with personal data security and network security;

•

greater consumer protection, including improved accessibility to electronic communications services especially for the handicapped; and

•

the introduction of an objective for investment in new access infrastructures and specific references to individual aspects of regulations that are compatible with investment in these new infrastructures.

With respect to regulation of frequencies:

•

the positions of the Parliament and Council are quite similar with regard to regulations regarding frequencies, particularly regarding the rejection of significant breakthroughs on technological neutrality, the neutrality of services or the balance between the authorization procedures for spectrum usage. In addition, an agreement has been reached to keep the secondary market within the scope of the Member States’ responsibility;

•

the main differences relate to the powers of the Parliament to provide guidelines for the spectrum management policy within the European Union. Parliament proposes the creation of a specific group, a Radio Spectrum Policy Committee (RSPC), responsible for coordinating the positions of the Member States in international negotiations and for preparing legislative proposals for the Commission. The Council grants the RSPG responsibilities limited to the preparation of a several year action plan;

•

furthermore, while Parliament has voted in favor of proposals for harmonizing the spectrum management rules across the various Member States, the Council has rejected the harmonization proposals formulated by the Commission.

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Regulations on international roaming on mobile networks

On June 25, 2007, European lawmakers adopted a regulation leading to a decrease in rates for international roaming voice communication by nearly 60% compared to the rates in effect in 2006. The regulation encompasses wholesale rates, retail rates and imposes obligations in terms of price transparency.

The new regulatory draft adopted by the Commission on September 23, 2008, which is currently subject to the co-decision process, aims to extend the decrease in regulated prices (“Eurotarif” and wholesale services) until 2013. It also aims to introduce maximum rates for SMS roaming (wholesale and retail) and wholesale rates for data roaming services, and to tighten obligations relating to transparency.

Lawmakers could amend some details of the Commission’s draft prior to the adoption of the regulation in May or June. The new regulation is expected to come into force on July 1, 2009.

Draft recommendation on call terminations

On June 26, 2008 the European Commission launched a consultation on fixed and mobile call terminations, which should result in a recommendation on the harmonization of the calculation method for national fixed and mobile call terminations. The draft recommendation submitted for consultation proposes the following:

•

a general principle of symmetry between fixed and mobile call terminations, for all operators within the same country, which in theory would result in only a few, rare exceptions;

•

strict pricing guidelines for call terminations using the avoidable cost method for this service for an efficient operator, which would result in mobile call terminations of 1 euro cent to 2 euro cents/min. and fixed-call terminations close to zero;

•

a transition period until the beginning of 2013.

Pricing guidelines using the avoidable cost method represent a breakthrough in relation to the practice of National Regulatory Authorities, which previously allocated network costs equivalently between retail and wholesale, and in the case of mobile service, included coverage and licensing costs as part of network costs. The France Telecom Group believes that the Commission’s draft recommendation is proposing setting call termination rates that are lower than their cost, as the rates calculated using this method would not allow fixed and mobile network operators to recover a reasonable proportion of their shared costs and in the case of mobile operators, the national “coverage costs” and other network costs not linked directly to traffic.

The draft recommendation suggests that operators could recover these costs from other services, although the economic and social costs of such a change have not been studied yet. The Commission’s approach could lead to transfers between categories of consumers that could negatively affect in particular pre-paid offer customers, which represent 60% of customers in Europe, and which, on average, receive more calls than they make.

Lastly, very low or zero rates for call terminations would benefit “call back” business and the proliferation of spam, as callers would no longer be required to bear the actual call termination costs.

France Telecom therefore supports the position of the Member State representatives in the context of COCOM (Communications Committee), which requests that the Commission carry out a full impact study, which would be submitted for review by all parties prior to any adoption of this draft regulation. The working document circulated by the Commission at the beginning of December 2008, whose purpose is to justify the draft recommendation, does not satisfactorily meet this requirement.

Draft Recommendation on the Regulation of New Fiber Access Networks

The European Commission launched a consultation on a draft recommendation on the new access networks, which ended on October 14, 2008. The objective of this recommendation is to propose guidelines to the National Regulatory Authorities in order to encourage the application of efficient remedies on wholesale high speed and very high speed markets (markets 4 and 5). Particular attention was given to the differences between the deployment of FTTN/VDSL networks and the FTTH network.

The France Telecom Group welcomes the separate treatment of FTTN/VDSL and FTTH networks, whose deployment effectively results in contrasting situations in terms of competition. For the FTTH, the relevant regulation provides access for civil engineering, where this remedy can be implemented effectively. For FTTN/VDSL networks, the relevant regulation extends the existing regulation governing the area of broadband (unbundling and provision of activated access).

Nevertheless, the Group believes that the historical costs proposed by the Commission for the valuation of civil engineering infrastructures do not send the right message in terms of retaining and maintaining these infrastructures over the long term. Furthermore, the use of this standard cost does not seem pertinent given its dependence on domestic historic contexts, and given the fact that the historical costs are not those used for other wholesale offers, namely for unbundling. The France Telecom Group believes that the cost method used by ARCEP to value the copper local loop more accurately represents the economic value of the civil engineering works since this method values the assets using a constant monetary unit and takes into account the actual useful life of the assets rather than the accounting life. It also favors economic depreciation to guarantee visibility and ensure costs do not vary widely from one year to the other.

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In addition, the Group believes that the regulator should waive access regulation when voluntary commercial agreements have been concluded between parties. In contrast, if infrastructure competition is not possible and such agreements have not been entered into, regulation is necessary. In this context, the Commission should offer the option of sharing the investment risk associated with these new infrastructures between the network operator, which provides the investment and those wishing to use it.

Infrastructure access is a key element in the development of competition in the electronic communications sector. The Group believes that this recommendation could be an opportunity to undertake initiatives involving the owners of cable ducts, who do not belong to the telecommunications sector, so that they provide their capacities when necessary.

According to the latest update to the adoption schedule, regulations are not expected before October 2009.

6.8.2 French Legal and Regulatory Framework

The French legal and regulatory framework defines the legal context in which France Telecom operates in France, the supervisory authorities governing its business from a legal and regulatory standpoint, the Group’s role in relation to universal service, the electronic communications regulations (namely those resulting from the transposition of EU directives), the management of frequencies and regulations relating to audiovisual communication services.

6.8.2.1 Legal framework

The electronic communications sector is governed primarily by the French Postal and Electronic Communications Code (Code des postes et des communications électroniques or CPCE) and by the laws relating to electronic commerce, the protection of consumers and data protection. The audiovisual communication services released or distributed by the France Telecom Group fall under the specific regulations that apply to this sector and under the law of September 30, 1986 on the freedom of communication.

Legal framework for electronic communications

French law in this area results directly from the European rules described above since France transposed the European directives on the liberalization of telecommunications (Law 2004-669 of July 9, 2004 governing electronic communications and audiovisual communication services).

The major elements of the current legal framework are as follows:

•

the system applicable to the establishment and operation of networks and to providing electronic communications services is now a system of simple declaration for each of the declared operator categories: establishment and operation of public networks, provision of public telephone services, provision of public electronic communications services;

•

in the context of its regulatory mission, the main mission of ARCEP is to analyze the relevant markets, i.e. those which may be subject to specific regulation;

•

local municipalities and their groups may establish and operate on their territory electronic communications networks and infrastructures which they can make available to operators or to independent network users.

The French Law on the Modernization of the Economy (loi de modernisation de l’économie, LME), adopted on August 4, 2008, requires companies to share the optical network terminal and the 3G network infrastructures in accordance with the conditions defined by ARCEP, and to implement a mobile price plan for low income users. The decrees implementing these measures are currently being prepared or have already been published. As a consequence the law should be fully implemented by the end of the first quarter 2009.

Legal framework for the “information society”

Law 2004-575 of June 21, 2004 on Confidence in the Digital Economy (loi pour la Confiance dans l’Economie Numérique, LCEN) is aimed at increasing confidence in the use of new technologies. It transposes the directive 2000/31/EC of June 8, 2000 governing certain legal aspects of information society services, particularly electronic commerce, it specifies the levels of responsibility of Internet service providers and hosts and covers electronic commerce, encryption and cybercriminality.

It provides for an independent legal system for all Internet services. The LCEN stipulates that Internet technical providers do not have a general obligation to monitor the content of the information they transmit or store, with the exception of executing any targeted and temporary monitoring activity requested by the courts. In addition, hosts incur no civil liability as a result of the activities or the information stored at the request of a recipient of those services if they had no effective knowledge of their illegal nature or of facts or circumstances indicating such illegal nature or if, once they were aware of such illegal nature, they act promptly to remove the data or make access impossible.

The “DADVSI” (Droit d’Auteur et Droits Voisins dans la Société de l’Information) law adopted in June 2006 transposes into French law European directive 2001/29/EC on the harmonization of certain aspects of copyright and related rights in the information society. This law provides for fines and prison terms for any person publishing software that is clearly intended to make protected works available to the public or which facilitates the distribution of software that breaks technical protection measures (DRM). The right to a private copy is limited by the DRM measures.

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On June 18, 2008 the French Minister of Culture presented his bill on “promoting the diffusion and protection of creation on the Internet”, aimed at combating piracy. The bill, approved by the Senate on October 30, 2008, is based on the Olivennes agreements signed on November 23, 2007 by 47 organizations and companies from the music, cinema, broadcasting and Internet sectors, including the France Telecom group. A High Authority for Copyright Protection and Dissemination of Works on the Internet (Haute Autorité pour la diffusion des oeuvres et la protection des droits sur Internet, HADOPI) is expected to be created to replace the Regulatory Authority for Technical Measures which was created in 2006 by the DADVSI law. Following a referral from any professional bodies that incurred damages, a commission within this High Authority could initiate protection measures and variable penalties against the user.

Legal framework relating to audiovisual communication services

Law 1986-1067 of September 30, 1986 on the freedom of communication is aimed at controlling audiovisual communication services. France’s broadcasting authority (Conseil supérieur de l’audiovisuel or CSA), an independent government authority, is responsible for regulating the broadcasting sector in accordance with the conditions set forth under this law.

Advances in television and radio reception methods (satellite, digital cable, ADSL and fiber, standard definition and high definition digital radio and in the near future, personal mobile television) will result in new programs, particularly local television, and interactive services.

The adoption by the National Assembly on February 3, 2009 and by the Senate on February 4, 2009 of the bill on audiovisual communication and the new public service television, transposes the Audiovisual Media Services Directive on linear services (traditional television) and non-linear services (e.g. video-on-demand, on-demand services).

To offset the ban on advertising during public broadcasting television programs (initially between 8:00pm and 6:00am), this law creates a tax on the services provided by the electronic communications operators. It is calculated by applying a 0.9% rate to revenues that exceed 5 million euros. Such revenues are defined as the “amount of subscription fees and other sums paid by the users to the operators and declared to ARCEP as payment for the electronic communication services they provide, after deducting depreciation and amortization for investments in new networks”.

6.8.2.2 Authorities

Autorité de Régulation des Communications Electroniques et des Postes (ARCEP)

ARCEP is the National Authority in charge of regulating the electronic communications sector.

Autorité de Régulation des Mesures Techniques (ARMT)

ARMT is an independent governmental authority created by law 2006-961 of August 1, 2006 on copyright and related rights in the information society. In particular, ARMT is in charge of ensuring compliance with the legislation on the interoperability of the technical protection measures for intellectual property.

Competition Authority

The Law on the Modernization of the Economy of August 4, 2008 transformed the Conseil de la concurrence (the French Competition Council) into the Autorité de la concurrence (French Competition Authority). The new authority was officially created by the Minister for the Economy, Industry and Employment on January 13, 2009.

The French Competition Authority is an independent government authority responsible for overseeing competitive market practices and for ensuring compliance with the economic public order. It has authority across all sectors of activity, and in particular in the electronic communications sector. This Authority has an investigations department and sanction powers for anticompetitive practices.

Agence Nationale des Fréquences (ANFR)

ANFR is responsible for planning, managing and monitoring the usage of radio frequencies and for coordinating the establishment of certain radio transmission facilities. The frequency spectrum is divided among eleven authorities: government ministries, ARCEP and the Conseil Supérieur de l’Audiovisuel (CSA) (see below). ARCEP and the CSA have the authority to allocate frequency bands to users.

Superior Audiovisual Council (CSA)

The CSA, France’s broadcasting authority, is an independent governmental authority created by the law of January 17, 1989 and is responsible for regulating audiovisual communication, i.e., radio and television, by any electronic communication process, under the terms and conditions defined by the law of September 30, 1986. To this end, the CSA:

•

following competitive bidding processes it organizes, enters into agreements and provides authorizations to television broadcasters and radio stations for broadcasting frequencies;

•

issues authorizations to other television and radio station services which are broadcast via cable, satellite, ADSL and to companies that distribute these channels;

•

ensures that the channels and stations comply with current regulations, particularly with regard to the media pluralism, the protection of minors, the ethics of information society, the dissemination of advertising, cinematographical and audiovisual works and investment in the production of these works.

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6.8.2.3 Role of France Telecom in Universal Service

Following a competitive bidding process, three ministerial orders dated March 3, 2005 designated France Telecom as the operator responsible for providing the three components of universal service: telephone service for a period of four years, universal directory and universal information services for a period of two years, and public telephones for a period of four years. In an order dated March 29, 2007, France Telecom was again designated for a two-year period to supply a universal directory and a universal information service.

The next universal service award period is in progress. On January 14, 2009 the Minister for the Economy, Industry and Employment launched four competitive bidding processes for the provision of fixed-line telephone services, a universal information service, a universal directory in paper format and the installation of public call boxes.

France Telecom continues to honor its universal service commitments until the designation of one or several operators for the next award period, to be completed after the award in progress.

Pursuant to Article L.35-3 of the CPCE, the financing of universal service is provided by the universal service fund. The operator required to provide the universal service is entitled to a payment when the net costs attributable to the universal service obligations represent an excessive charge. Every year, ARCEP specifies the net cost of the universal service obligations and the contribution of each operator to the universal service fund.

Pursuant to Decree 2005-75 of January 31, 2005 amending the CPCE, ARCEP controls the universal service rates. In July 2006, ARCEP submitted to France Telecom a rate schedule for universal service telephone calls for the period from January 1, 2005 to December 31, 2008. In the fourth quarter of 2008, ARCEP evaluated the future terms of the universal service obligations and assessed new rates. The final decisions in this respect should be annonced at the same time as the announcement of the appointment of the next universal service operator for telephone services.

Various initiatives during 2008 resulted in a study being undertaken on the future of the universal service.

Accordingly, in 2009 the Commission will put forward the following questions for public debate:

•

are competitive markets sufficient to provide universal access;

•

should the topic of narrowband connection be reviewed;

•

should broadband be included in the universal service obligations, particularly its social component;

•

is the definition of universal service obligations flexible enough in terms of accommodating disparities among Member States.

In France, the Digital Economy Development Plan (so-called “Digital France 2012 plan”) provides a right to access to broadband by 2010.

This plan proposes an invitation to tender during the first half of 2009 for the provision of Internet service at a rate greater than 512 kbit/s for a price of less than 35 euros/month. On January 12, 2009, through its subsidiary NordNet, Orange launched a Satellite Internet Package for 34.90 euros month including the satellite dish which provides all households in Metropolitan France with the ability to access Internet at broadband speeds for those claiming of right access to broadband.

Lastly, in an area related to the universal service, the French Law on the Modernization of the Economy also states that each mobile operator must provide an offer tailored to persons “that have particular difficulty in accessing telephone services due to their level of income” (Article 111 of the aforementioned law).

6.8.2.4 Regulation of Electronic Communications

Electronic communications consists largely of ARCEP decisions taken in response to the market analyses ARCEP has carried out. ARCEP completed the first stage of the market analyses in 2007 and began the second stage in the second half of 2007: fixed-line communications markets are made up of broadband fixed-line services, narrowband fixed-line services, and capacity services (leased lines); for mobile communications the markets include voice and SMS call termination. The market for access and mobile call origination is no longer recognized as a relevant market on a European level, following the publication on November 13, 2007 by the Commission of its new Recommendation on relevant markets. Nonetheless, this does not prevent analyses being undertaken on a national level. Finally, certain specific aspects of the regulation such as number management, number portability, telephone information services, and added-value services do not come from the market analysis as defined by European Community rules.

The regulatory framework does not provide any specific regulation for the convergent offers that France Telecom has launched since 2006 since the latter anticipated the reproducibility requirements demand by the competition law.

Fixed-line services

Markets associated with residential broadband offers

There is no ex ante regulation over France Telecom retail broadband offers in the residential and business markets.

On July 24, 2008 ARCEP adopted decisions 08-0835 and 08-0836, which set out France Telecom’s obligations for the next three years, particularly with regard to wholesale broadband offers. For the majority of points, especially recurring charges, it repeats the current obligations.

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ARCEP designated France Telecom as the operator with a significant market power over the wholesale market for physical infrastructure access, comprised of the cable-based local loop (full unbundling, shared unbundling, unbundling of the copper local loop and unbundling of the copper local sub-loop, offers for civil engineering infrastructure access, and passive offers for the provisions of fiber optics). France Telecom must publish a reference offer for the local loop unbundled access and to the copper local sub-loop. In December 2005, ARCEP defined the method for valuing the copper pairs. Pursuant to this decision, France Telecom established a full unbundling price of 9.29 euros/month following notification of the decision, and has not changed this price since. France Telecom must also publish an offer for the passive connection of remote distribution frames, as well as a wholesale offer to enable third party operators to reconnect to a sub-distribution frame in the same conditions as to a main distribution frame.

ARCEP also designated France Telecom as the operator with significant market power over the market for wholesale broadband offers on a regional level. As a result, France Telecom must, in particular, publish a reference offer for the delivery of broadband traffic in ATM, IP and Giga Ethernet mode, taking into account the specific features of the retail residential retail and business markets. ARCEP’s decision stipulates that the rate for the services must reflect the costs, while guaranteeing the absence of rival eviction.

Very high speed market

France Telecom is not required prior clearance on its very high speed retail offers.

ARCEP considers France Telecom’s civil engineering as essential infrastructure. In its decision 2008-0835 of July 24, 2008, ARCEP stated that France Telecom must publish a reference offer for access to its civil engineering infrastructures at rates that reflect the costs. Since December 2007, France Telecom has drawn up an initial offer for access to its existing civil engineering, and has launched operational trials with a number of operators. A reference offer was published on September 15, 2008. This cements the implementation of the new regulatory framework and the move to an industrial phase for the duct access offer.

With regard to the sharing of the fiber optic terminal, under the French Law on the Modernization of the Economy, access must be provided at a point located outside the private property perimeter, except in the cases defined by ARCEP. This terminal is sharing subject to symmetric regulation. From a regulatory standpoint, the main issues relate to the location, size of the sharing point and the sharing mode. In December 2008, the public authorities created a Steering Committee to assess and detail the sharing models, in parallel to the trials on the ground in which a number of operators were involved. The initial conclusions from this work are expected at the end of March 2009, at the earliest.

Fixed-line telephony retail market

In its decision on the analysis of fixed-line telephony markets published on July 29, 2008, ARCEP terminated France Telecom’s obligations relating to the fixed-line telephony retail markets (access and communication) for the general public and business sector.

In particular, ARCEP terminated the obligation for prior clearnance on the business market rates. However, in compliance with the obligations of transparency and nondiscrimination, France Telecom is required to forward, for information purposes, any new retail offers or any changes to retail offers a minimum of eight days before they are published. Rather than undertaking an a priori price check, a measure instituted in 2006, the current price cap on the telephony universal service remains valid until the end of the current devolution period.

Wholesale transit and interconnection market

On the wholesale transit and interconnection markets, ARCEP designated France Telecom as the operator with significant market power and France Telecom is subject to the following obligations:

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grant reasonable interconnection and access requests;

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non-discrimination (rate or technical, among operators requesting interconnection);

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transparency (resulting in the publication of a reference offer);

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accounting separation (among the various operations of France Telecom in the different markets);

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price control and cost orientation on most services.

Fixed-line origination and termination markets

Until mid-2008, the fixed-line termination services of France Telecom and of alternative operators were regulated in accordance with two different decisions:

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France Telecom: cost orientation (costs audited and reported to ARCEP annually);

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alternative operators: determination of a rate close to double that of France Telecom.

In its decision of July 29, 2008, ARCEP indicated that it was necessary to establish a multi-year control of fixed call termination rates for a period of three years, applicable to all operators and aimed at bringing these rates into line with an “efficient” reference operator’s costs. Under this decision it imposes:

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a multi-year control of France Telecom call termination rates for a period of three years: 0.45 euro cents/min. from October 1, 2008, 0.425 euro cents/min. from October 1, 2009 and 0.40 euro cents/min. from October 1, 2010;

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the obligation for alternative fixed-line local loop operators not to charge excessive rates for call terminations on the networks. In its decision, ARCEP indicated the maximum rates it considers to be non-excessive based on its market analysis: 0.90 euro cents/min. from October 1, 2008, 0.70 euro cents/min. from October 1, 2009, 0.50 euro cents/min. from October 1, 2010.

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Furthermore, the provision of France Telecom call origination is still cost-oriented.

This decision by ARCEP guarantees visibility for operators’ interconnection expenses over a three-year period, thereby significantly reducing the asymmetry of call terminations, which has been commonplace for many years.

Transit market

Since September 2008, the transit market, which no longer appears on the list of relevant markets established by the European Commission, has no longer been subject to ex-ante regulation in France.

Therefore, France Telecom is no longer required to publish its call charges in its reference offer. This lighter regulations should enable France Telecom to react quicker to competitive offers on this market.

Wholesale line rental offer (VGAST)

In accordance with its commitments and with the fixed-line market analysis, following which ARCEP required operators to resell wholesale subscription for analog access and Numeris basic access, France Telecom published a reference offer and implemented a wholesale line rental offer (VGAST) in 2006. This is a fully operational offer, which allows alternative operators to offer their customers the entire range of narrowband offers, including those combining narrowband and broadband. Following a public consultation, in the first half of 2007 ARCEP concluded that it was not necessary to require France Telecom to develop a VGAST offer on primary access.

Business market

Fixed-line Telephony - Retail Market

ARCEP’s decision 2008-0896 of July 29, 2008 on the market analysis of fixed-line telephony terminated the business access retail market’s obligations in this area in exchange for enhanced offers on the wholesale business market. France Telecom is therefore no longer required to communicate its retail offers on this market prior to publication. The prohibition on unfairly coupling services was also lifted. Wholesale line rental offer and carrier selection offer now allow third party operators to couple access and communications. The prohibition on charging excessive rates was also lifted, as competition is now sufficiently strong that clients are free to choose from many providers.

Nonetheless, France Telecom must forward to the Regulatory Authority, for information purposes, eight days prior to their publication, the technical and contractual descriptions of its retail offers along with its rates for access and calling services, under the obligations of transparency and non-discrimination on the wholesale markets, and to ensure compliance.

Leased lines

The retail market for “minimal set of leased lines” as well as the “wholesale terminating segments of leased lines” and the “wholesale terminating segment of leased lines on the inter-urban circuit” were covered by a September 2006 ARCEP decision which defined the regulatory framework applicable to capacity services until September 1, 2009.

France Telecom’s retail leased line rates are no longer subject to the prior notification obligation for approval (the minimum set of leased lines remains subject to the obligations stipulated in Articles D.369 to 377 of the CPCE); the retail offers must be communicated to the Authority for information purposes to allow it to verify reproducibility by the wholesale offers.

With respect to leased lines, European Recommendation 2007/879/EC, dated December 19, 2007, recognizes only the wholesale market for the terminating segment of leased lines as the relevant market for sectoral regulation. Barriers to entry on the retail market are considered to have been lifted under the regulations governing the wholesale terminating segment market. With respect to the wholesale inter-urban segment market, it is now believed to be competitive since parallel network infrastructures have been deployed in the majority of European countries.

In 2009, ARCEP must undertake a new market analysis of leased lines and publish a decision at the latest by the summer 2009.

Business wholesale offers

ARCEP’s decisions 08-0835 and 08-836 of 24 July 2008, which set out the obligations of France Telecom for the next three years on the wholesale broadband offers market, renew and extend the current obligations relating to business wholesale offers. Under the principle of technological neutrality, the obligations relating to broadband access wholesale offers on a regional level are extended to Ethernet collection, provided that Ethernet collection will effectively be able to replace ATM collection with equivalent guarantees and functionalities.

France Telecom must now provide ARCEP with the detailed description of the service quality procedures (order/delivery and processing of disruptions) implemented for its retail offers and for the corresponding business wholesale offers.

The geographical scope of these market analyses and related obligations only relate to the areas where France Telecom owns its local loop and exclude geographical areas where the local loop is not operated by France Telecom, since in these areas it is not able to guarantee its timeframe commitments, service quality or to control its costs. Since October 1, 2008 this exclusion has applied to 109 DSLE lines in service at the Paris area airports and operated by Hub Telecom.

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France telecom’s obligations for cost accounting and separate accounting on the fixed-line activity

ARCEP’s decision 06-1007 of December 7, 2006 describes the obligations for cost accounting and separate accounting imposed on France Telecom S.A. With respect to separate accounting, France Telecom S.A. is required to establish regulatory accounts which separate wholesale activities from retail activities. When retail activities use network resources that correspond to wholesale services subject to a separate accounting requirement, these resources are valued in the separate accounts at wholesale rates and not at cost.

These obligations were implemented by France Telecom for the first time in 2007, for the 2006 financial year. ARCEP has stated that this implementation complies with their requirements. The procedure was followed again at the end of 2008 for the 2007 financial year.

Mobile communications

Mobile call termination wholesale market

In December 2004, ARCEP designated Orange France, SFR and Bouygues Telecom in France as having significant market power for call termination on their mobile networks and imposed the following obligations for a period of three years as of January 1, 2005:

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end the “Bill and keep” mechanism, under which mobile operators did not bill each other for their call terminations;

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publish a reference interconnection and access offer on voice call termination not subject to approval from the Authority;

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comply with the requirements for separate accounting and cost accounting for access and interconnection services for voice call termination;

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comply with a price cap for voice call termination from 2005 to 2007.

Under decision 07-0810 dated October 4, 2007, ARCEP once again designated Orange France, SFR and Bouygues Telecom as having significant market power on each of these markets and renewed the previous requirements for three more years from 2008 to 2010. Applicable from January 1, 2008 to June 30, 2009, Orange France and SFR are capped at 6.5 euro cent/min. for mobile voice call terminations and Bouygues Telecom is capped at 8.5 euro cents/min. On December 2, 2008, ARCEP set a price cap for mobile call terminations in France, for the July 2009-December 2010 period, setting the following maximum call termination prices for operators in Metropolitan France:

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4.5 euro cents/min. from July 1, 2009 then 3 euro cents/min. from July 1, 2010 for Orange France and SFR;

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6 euro cents/min. from July 1, 2009 then 4 euro cents/min. from July 1, 2010 for Bouygues Telecom.

With respect to the French overseas departments, in October 2007, ARCEP designated all overseas operators as having significant market power on the voice call termination market on their networks for the 2008-2010 period. ARCEP imposed a price cap on Orange Caraïbe and SRR (subsidiary of SFR) for a two-year period (2008-2009). The other operators (Outremer Telecom, Digicel, Dauphin Telecom etc.) are required not to set “excessive” mobile call termination rates. In its decision, ARCEP indicated the rates it deemed to be non-excessive in 2008 and 2009.

As a result, for the following overseas operators call termination rates are:

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Caribbean:

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for Orange Caraïbe: 11 euro cents/min. in 2008 and 8.7 euro cents/min. in 2009,

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for Digicel: 16 euro cents/min. in 2008 and 12.2 euro cents in 2009;

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Reunion:

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for SRR: 10.5 euro cents/min. in 2008 and 8.5 euro cents/min. in 2009,

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for Orange Réunion: 13 euro cents/min. in 2008 and 11 euro cents/min. in 2009;

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For Outremer Telecom, depending on the region where it operates, from 27.2 euro cents/min. to 19.2 euro cents/min. in 2008 and from 17.5 euro cents/min. to 13.7 euro cents/min. in 2009.

On February 13, 2009, ARCEP submitted to public consultation the relevant references for setting the price caps for the mobile voice call termination service in the overseas departments. The results from this consultation will be used by the Authority to set, during 2009, the new maximum prices applicable to the overseas departments as from January 1, 2010.

In July 2006 ARCEP set the rate for the SMS call termination market, a new relevant market that had not previously been identified by the Commission. The rate for this service 3 euro cents per SMS, applicable to Orange France and SFR, and 3.5 euro cents for Bouygues Telecom, for a maximum period of two years. The accounting method for SMS call termination costs, which will be used as the basis for establishing regulatory costs, was defined by ARCEP in a decision of April 5, 2007 on voice and SMS services.

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Call origination and access regulation (MVNO market)

The government believes that the competition on the mobile telephony retail markets can be stimulated by developing the mobile telephony wholesale market. The Competition Council, in its opinion regarding MVNOs in France submitted to the French Minister of the Economy on July 30, 2008, indicated that it is “imperative to create new incentives for competition to improve the conditions in which MVNO can be hosted by their host operators”.

In the “2012 Digital France” plan, the government confirms the Competition Council’s analysis, particularly the possibility of legislating in cases where the market fails to create the necessary incentives. The development of the MVNO market would first need to include the allocation of available 3G frequencies in the calls for tenders since this criteria favors candidates granting the most advantageous conditions for MVNO.

MVNOs currently represent 34% of the growth in the mobile market in France and as such are important, innovative and dynamic players in the French mobile market. Orange, as a host operator, has contributed strongly to the increase in MVNO business in France, particularly by investing heavily in its network and information systems, which has benefitted a large number of players. Furthermore, the MVNO NRJ Mobile recently entered into an agreement with Orange while continuing to be hosted by SFR, its original network operator.

Wholesale broadcasting services market

The previous market analysis undertaken by ARCEP in 2005-2006 resulted in two decisions:

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the first related to the definition of a relevant market for wholesale TV terrestrial broadcasting offers and the designation of TDF as the operator with significant market power over this market;

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the second related to the obligations imposed on TDF, the “only” remedies being the obligations of accounting separation, transparency, provision of access in accordance with any reasonable request, non-discrimination and to apply non-excessive rates that would not result in eviction.

Since current decisions apply only until April 1, 2009 ARCEP launched a new consultation on this market at the end of 2008. This consultation could include the option of imposing on TDF stricter regulations on the same wholesale market for TV terrestrial broadcasting services, in particular, obligations relating to price controls (cost-oriented) for all “non-replicable” sites.

Other Specific Aspects of the Regulations

Carrier Selection

Operators deemed to have a significant market power in the fixed-line public telephone networks connections markets, which is currently the case for France Telecom, must allow their customers to select a long distance carrier on a call-by-call basis by entering an assigned prefix when calling.

Since January 2000, subscribers have been able to pre-select their long distance operator. This allows them to access their operator’s network without having to use a one-digit or four digit prefix. Operator pre-selection was extended to calls to mobile telephones in November 2000 and to local calls early in 2002, at the discretion of the carrier operator.

Value added services

Value-added services (VAS) correspond to 10-digit numbers in the form of 08 ABPQ MCDU or short numbers in the form 10XY, 3BPQ, 118 XYZ. These numbers are used in particular for calling commercial telephone services, information services and hotlines.

In 2007, ARCEP implemented a symmetrical regulation to guarantee that VAS would be accessible to all consumers from all local loops, and conversely that all local loop operators could offer their customers access to all VAS. All local loop operators must propose to VAS suppliers an offer encompassing the refund of the amounts they invoice their customers.

In addition, France Telecom must propose a repayment offer (including the services of billing, collection, management of non-residual unpaid amounts), at a “non-excessive” price. On October 5, 2007 France Telecom published a repayment reference offer ranging from 7% to 15% of revenues invoiced for former “Shared Revenue Services”.

Furthermore, the law on the development of competition for the benefit of consumers, known as the “Chatel law” which became effective on June 1, 2008, provides for free waiting time on hotlines and non-excessive hotline rates if the customer calls from his/her operator network. France Telecom has offered free waiting time for Internet customer services since the end of 2005 and for mobile customer services since Spring 2006. Calls for fixed-line services are free when calling 1013 and 1014.

In addition, the Chatel law creates a new category of free numbers for callers, including calls made from mobile phones. This law also imposes the application of a national rate for calls made from a mobile phone to telephone information services and the obligation to inform the consumer of this rate. The consumer must expressly accept this rate before a business relationship is entered into.

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6.8.2.5 Frequency Management

Legal framework

The “Framework” directive (2002/21/EC), the “Authorization” directive (2002/20/EC) and the “Spectrum” decision define the principal components for European coordination in order to manage the frequencies used for electronic communications.

In France the CPCE gives ARCEP responsibility for assigning these frequencies. It establishes the principles for selecting candidates: “selection is made through a competitive bidding process based on criteria for the conditions of use”; “the Minister may stipulate that one of the selection criteria is the amount of the fee”. Finally, Article 42-3 of the CPCE sets the conditions for the transfer of licenses between beneficiaries.

In March 2007, following public consultation, ARCEP published its organization principles for the 3.8-4.2 GHz band favoring the 3.4-3.8 GHz sub-band for broadband wireless communications applications and favoring the deployment of satellite links in the 3.8-4.2 GHz band in the middle term.

The CSA manages personal mobile television and all broadcasting frequencies. The French Law of 1986 stipulates the process for allocating this spectrum: the authorized channels and the multiplex operator receive the authorizations to use these radio frequencies. The total coverage initially planned by the authority will only become effective after analog television ends, which by law, is scheduled for the end of 2011. Before this deadline, frequencies were determined to enable the start-up of the service.

Digital dividend

Under the “2012 Digital France” plan, announced on October 20, 2008 by the government, all 790-862 MHz frequency sub-band is to be allocated to enable very high speed fixed-line and mobile network coverage of France (72 MHz). This decision reinforces the Senat’s Recommendation of July 23, 2008 on the digital dividend. The 2012 Digital France plan also states that the award procedure will be launched by ARCEP by the end of 2009. These decisions were confirmed through Decrees published by the Prime Minister on December 22, 2008 and in a government announcement on January 12, 2009.

Reuse of the 900 MHz bandwidth for UMTS (refarming)

At the end of 2007, the European Commission authorized the reuse of the 900 MHz band for UMTS (refarming). On February 27, 2008 ARCEP authorized the French GSM operators to use the frequencies available to them in the 900 MHz band in order to extend their UMTS coverage. ARCEP’s decision includes a reallocation schedule for some of these frequencies (5 MHz) if a fourth mobile license is awarded before June 30, 2010. If a fourth mobile license is not awarded before this deadline, no reallocation of GSM 900 frequencies will be requested.

Award of the 2.6 GHz band

ARCEP intends to organize a public consultation in 2009 to assess the requirement of operators in the 2.5-2.69,GHz,frequency band. For this bandwidth, CEPT defined a convergence plan encompassing two 70 MHz sub-bands for UMTS (and/or LTE), separated by a 50 MHz sub-band, which could be used by technologies such as WiMAX. The availability of the frequencies would therefore be staggered over a period starting in 2010 to mid-2012, depending on the regions in question. ARCEP supports compliance with the convergence plan defined by CEPT.

Radio local loop

Frequency licenses were assigned on a regional basis in 2006 in order to deploy radio local loop networks. Although the assignment conditions were neutral in terms of technology, all players were planning networks based on the WiMAX standard. France Telecom, which submitted a proposal in all regions, received frequencies in Mayotte, Guyana, and St Pierre and Miquelon. During Summer 2008, ARCEP verified authorized operators’ compliance with deployment obligations. ARCEP noted that deployments are currently below the commitments made by the operators in their authorizations. ARCEP is monitoring the authorized operators, which must forward it a status report on their deployments every six months.

Authorizations for mobile services

GSM licenses

Orange France is authorized to use the GSM frequencies for an initial period of 15 years starting from March 25, 1991. This authorization was renewed for a further 15-year period from March 25, 2006. The main terms and conditions for renewing this license, which also apply to SFR, are the following: an obligation to provide direct coverage to 98% of the population and an obligation to provide 99% full coverage by providing coverage to “white areas (zones blanches) by the end of 2007 in addition to standards specifying the quality and availability of the enhanced network, particularly with regard to data transmission. Second, the frequency usage fees are now composed of a fixed amount of 25 million euros per year and a variable amount equal to 1% of the revenues realized using such frequencies. Moreover, other new obligations stemming from the process of renewing the GSM licenses were covered in order no.2006-268 of March 7, 2006 and the ARCEP decision no.2005-1083 of December 8, 2005.

With regard to covering “white areas”, Orange France signed the July 15, 2003 convention which defined the first phase of this operation: coverage of approximately 1,800 communes with financing shared among the mobile operators and the local authorities. An amendment was signed on July 13, 2004 relating to the second phase of this operation and concerns approximately 1,200 communes with financing provided solely by the operators.

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UMTS licenses

Four UMTS licenses have been awarded in France through a bidding process. Only two operators, Orange France and SFR, applied and were awarded UMTS licenses from the French Government in the first competitive bidding process. After reviewing the terms of each license, the price was set at a flat license fee of 619 million euros paid by Orange France in September 2001 and an annual fee equal to 1% of the operating revenues from the UMTS network. After a second competitive bidding process to award two other UMTS licenses, in which only Bouygues Telecom submitted a bid, Bouygues Telecom obtained its license in December 2002 under similar conditions to Orange France and SFR.

On March 8, 2007 a competitive bidding process was launched to award the fourth UMTSlicense. Free Mobile was the only company to submit a bid, which included, however, the option of paying for the license in installments. On October 9, 2007 ARCEP concluding that this proposal could not be accepted under the current legal framework. In February 2008, the Administrative Supreme Court (Conseil d’Etat) issued a favorable opinion on the option of paying for the license in installments, provided it was drawn up based on different arm’s length conditions to those stipulated during the previous bidding process. The launch of a new competitive bidding process is now possible.

On September 22, 2008 ARCEP published the summary of the public consultation on the award of available frequencies in the 2.1 GHz band. The two main conclusions of the consultation are: the need to make an award decision and the unanimous rejection of an award procedure that would target both existing operators and new players.

On January 12, 2009, the government announced the launch of a competitive bidding process for available frequencies in the 2.1 GHz band, thereby giving priority to new firms. The competitive bidding process is set to launch during the first quarter of 2009. Following a Parliamentary debate on February 5, 2009, the price of the frequency bandwidth reserved for new firms was set at approximately 206 million euros. The France Telecom group, however, has reservations whether this figure would comply with the principle of equity among operators. Conditions governing frequency usage fees, quantity of spectrum to be reserved and the authorization period are some of the main issues outstanding with regard to the new competitive bidding process.

Under the 20-year UMTS license Orange France obtained in August 2001, it must deploy the UMTS network over a period beginning mid-2002 to mid-2009.

At the beginning of 2006, ARCEP verified whether Orange France had fulfilled its coverage obligation of 58% of the population by the end of 2005 and confirmed that such obligation had been fulfilled in a press release on June 29, 2006. Furthermore, in mid-2006 Orange France committed to providing UMTS coverage to 70% of the population by the end of 2008. Orange France has exceeded its commitments by far, providing 3G+ coverage for 74% of the population by the end of 2008.

6.8.2.6 Audiovisual Communication Services Regulations

Personal Mobile Television

Voted in March 2007, the amendment to the Law of 1986 relating to broadcasting sets out the regulatory framework for the introduction of personal mobile television in France. The mechanism is similar to that of digital terrestrial television (DTTV), deployed since March 2005. In particular, the CSA selected 13 channels for personal mobile television via a competitive bidding process (three of the 16 channels were reserved by the government for France Television, and for Arte).

A technical regulation, communicated to Brussels, defines the various applicable technical standards. DVB-H, change in the DVB-T standard used for DTTV, has meant it has been possible to construct terminals with lower energy consumption (using batteries) and improved service quality. This regulation will have to be amended as and when the new standards approved by the official bodies emerge. A public consultation launched jointly by the DGE and the DDM (Direction du Développement des Médias) in October 2008 is a prerequisite to future changes to the regulations. UHF TV bandwidth, managed by the CSA, will welcome the deployment of personal mobile television along with DDTV and analog TVs which are scheduled to be phased out by November 2011 at the latest.

In May 2008, Orange Sport TV was selected by the CSA to be broadcast over personal mobile television. It is expected to obtain authorization at the beginning of 2009, which will include both access to the radio spectrum and the signing of its agreement with the regulator. This stage will trigger the two-month deadline to find the personal mobile television multiplex operator. Mobile operators have still not publicly announced whether they will take part in this multiplex operator initiative.

The Government has initiated a project to define, in collaboration with the players involved, a viable business model for personal mobile television which should be completed by the end of April 2009.

6.8.3 Legal and Regulatory Framework in the United Kingdom

In the United Kingdom, France Telecom provides mobile communications and Internet access services through Orange UK. It also provides global services to companies through Orange Business Services.

6.8.3.1 Legal Framework

The operation of a telecommunications network and the provision of telecommunications and Internet access services in the UK are governed by the Communications Act of 2003 and by the Wireless Telegraphy Act (WTA) of 1949, 1998 and 2006.

In addition to the applicable British legislation and the conditions detailed in the authorizations and licenses awarded to France Telecom, the legal framework relating to telecommunications is also defined in Ofcom’s decisions.

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The telecommunications sector also falls under competition law. The Competition Act, which entered into effect in March 2000, grants powers to the regulatory authorities for their own sector and to the Director General of Fair Trading to prevent anti-competitive agreements, concerted practices and abuses of a dominant position. In the case of breach of competition rules, the Competition Act enables private parties to commence proceedings directly before the courts of the United Kingdom and to sue for damages.

The Enterprise Act, adopted in November 2002, states the rules applicable to concentrations. This law permits associations of consumer representatives (National Consumer Council, Consumers’ Association, National Association of Citizens Advice Bureaux) to file “super- complaints” to the Office of Fair Trading (OFT). The OFT may also petition the Competition Commission if it has information that suggests the existence of an anti-competitive practice.

Authorities

In the United Kingdom, Ofcom is the regulatory authority responsible for regulating fixed-line and mobile telecommunications, television, and frequencies.

The Department for Business, Enterprise and Regulatory Reform (BERR) is responsible for telecommunications policy.

In the United Kingdom, the authorities responsible for competition are the Office of Fair Trading (OFT) and the Competition Commission. Ofcom is also vested with powers relating to competition in the electronic communications sector. In particular, Ofcom provides its assistance in the area of concentrations (Section 369 of the 2003 Communications Act).

Authorizations

Under the Communications Act and the Wireless Telegraphy Act, Orange UK obtained the authorizations and licenses required to operate networks and to provide electronic communications services.

Information society

In the United Kingdom, the Electronic Commerce Regulations of 2002 transpose directive 2000/31/EC and establish the limits of liability of service providers for the information society. Service providers are not responsible for the information transmitted, provided that the service providers are not the source of the transmission, do not select the recipient of the transmission and neither select nor modify the information transmitted. No general obligation to control the information recorded or transmitted has been provided, except in specific cases.

The Data Protection Act of 1998 and the Privacy and Electronic Communications Regulations of 2003, which transpose the directives on data protection, impose penalties for non-compliance with obligations (maximum £5.000). A corporate officer may incur personal liability in the event of an infraction. Any person who suffers damages due to failure to comply with the obligations for data protection may benefit from indemnification.

Unsolicited communications are regulated in the United Kingdom by the Privacy and Electronic Communications Regulations of 2003, the Distance Selling Regulations of 2000, the Electronic Commerce Regulations of 2002 and the British Code of Advertising and Sales Promotion.

For the retention of data by communications suppliers, the Anti-terrorism, Crime and Security Act of 2001 stipulates an obligation to preserve data for national security needs, the prevention or detection of organized crime, or the prosecution of offenses related to national security. A voluntary code of practice relating to storing communication data has been in place since January 2004. The obligation to retain data relating to the Internet may be carried over until 2009 subsequent to the transposition of directive 2006/24/CE of July 2007.

The Financial Services and Markets Act of 2000 (Regulated Activities) Amendment Order 2002, which came into force in April 2002, stipulates that providing electronic money services is a regulated activity subject to authorization by the Financial Services Authority (FSA).

6.8.3.2 Electronic Communications Regulation

In accordance with the regulatory framework in place, Ofcom undertakes analyses of relevant markets in the mobile and fixed-line communications field.

Mobile communications

Market for access and call origination on mobile networks - In October 2003, Ofcom concluded that no mobile operator in the United Kingdom had significant market power and that the mobile communications market would no longer be regulated ex ante by Ofcom.

In July 2007, Ofcom decided that mobile numbers must be transferred within a maximum of two working days starting March 31, 2008. In November 2007, it then decided to reduce this timeframe to two hours as of September 2009. Following the appeal lodged by Vodafone and the decision by CAT (Competition Appeals Tribunal) in September 2008, Ofcom temporarily withdrew this obligation.

Wholesale market for mobile network termination - In March 2007, Ofcom decided that the five mobile network operators (3 UK, O2, Orange, T-Mobile and Vodafone) had significant influence over the market for calls terminating on their network. As a consequence, Ofcom imposed obligations on network access, non-discrimination and transparency, plus a price control (glide path). This price control applies to O2, Orange, T-Mobile and Vodafone for four years, from April 2007 to March 2011, with termination rates in the last year of 5.1 pence/min. (5.3 euro cents/min.). H3G is authorized to charge higher termination rates than the other operators due to the 3G costs.

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BT and 3 UK have appealed Ofcom’s decision before the CAT. In its conclusions of January 2009, the Competition Commission, which was consulted on this matter by the CAT, modified the calculation method for termination rates. This should bring prices down by around 20%. The CAT is due to give its decision in the second quarter 2009, which will in all likelihood immediately lead to the implementation of a new glide path.

Fixed-line communications

In the context of commitments relating to equal access to wholesale offers, in January 2006, BT established the Openreach Division, responsible for implementing offers in accordance with a specific schedule. This separate functional unit is the cornerstone for the regulatory landscape in the United Kingdom. Openreach is responsible, inter alia, for wholesale offers relating to local loop access.

Wholesale market for call origination on the public telephone network - In its August 2005 decision, Ofcom confirmed the obligations set out in its initial decision in 2003, including network access provision, non-discrimination, cost orientation, cost accounting and accounting separation, the publication of a reference offer, carrier pre-selection and selection, and prior notification of offers. On the other hand, Ofcom eased the price cap applicable to the 2005-2009 period, this being an intermediate stage before the lifting of the price cap, when the market would be considered as competitive.

Wholesale market for call termination on the public telephone networks - In its August 2005 decision, Ofcom confirmed the obligations set out in its initial decision in 2003 (namely call termination provision, price control, cost orientation, cost accounting and accounting separation, non-discrimination, the publication of a reference offer, prior notification of rates) and revised the applicable price control.

Wholesale unbundled access - In December 2004, Ofcom imposed the following obligations on BT: network access provision, cost orientation based on long-run incremental costs, reference offer, notification of rates and technical specifications, transparency, accounting separation and cost accounting. The full unbundling subscription rate in 2008 amounted to £6.80/month (7.14 euros/month), shared access amounted to £1.30/month (1.36 euros/month), while the wholesale line rental rate applicable by residential line was £8.39/month (8.81 euros/month).

In December 2008, Ofcom published proposals to amend the Openreach rates: £85 - £91 per year for full unbundling (89.2495.54 euros), £15.60 - £16.20 per year for shared access (16.38-17 euros), £100.68 - £104.40 per year for the wholesale line rental (105.70 - 109.60 euros). Ofcom would like the new rates to become effective in April 2009 at the latest.

Wholesale broadband access - In May 2008, Ofcom decided to impose on BT remedies in the areas where this operator has a significant influence on the market: network access, non-discrimination, transparency, the publication of a reference offer and accounting separation. Ofcom did not impose any price controls or cost orientation. Nonetheless, BT undertook voluntary commitments in terms of rates.

As for VoIP services, in March 2007, Ofcom adopted a decision, which introduces the obligation for the VoIP service operators to apply a code of good practices and sets out the terms and conditions for the portability of geographic numbers. In December 2007, Ofcom also adopted a decision, effective as of September 2008 that imposes on VoIP service operators, the obligation of allowing emergency service access for calls to fixed-line and mobiles standard national numbers.

With regard to NGN (New or Next Generation Networks), BT announced its projects relating to the roll-out of new network infrastructures. Against this backdrop, in June 2008, Openreach implemented a consultation process with industry on the wholesale products that could be proposed to alternative operators.

In September 2008, Ofcom also launched a consultation on the very high broadband market and proposed ensuring the regulatory framework would be adapted to the needs relating to deployment of next generation networks. A consultation on access to civil engineering could take place in spring 2009.

In January 2009, the British government published an interim report entitled “Digital Britain”, which proposes a broadband coverage plan for the country. Around 20 initiatives in the area of next generation networks, spectrum and usage will form the basis for detailed proposals to be published in the final report scheduled for June 2009.

Access to premium content

In its consultation on access to premium content in September 2008, Ofcom stated that BskyB had significant market power in the premium content wholesale market (sport and films), and that BskyB could exploit its position by restricting broadcasting of TV channels via retail operators. As a result, Ofcom proposed imposing on this operator an obligation to provide an access offer to premium content to ensure equitable access conditions to this content.

6.8.3.3 Frequencies

As with the other mobile network operators in the United Kingdom, Orange UK obtained licenses under the Wireless Telegraphy Act, which allocates part of the radio frequency spectrum to each mobile network operator. The UMTS license held by Orange UK is valid until December 31, 2021.

The Wireless Telegraphy Act of 1998 enables frequency usage fees to be set at a price higher than the administrative costs for spectrum management and authorizes the auctioning of spectrum for future services, including UMTS. Orange UK is one of the five mobile telecommunications operators authorized to provide 3G mobile telecommunications services in the United Kingdom. The other licensees are Vodafone, O2 UK, T-Mobile and Hutchison 3G. Licenses were awarded under an invitation to tender in 2000. Orange UK, O2 (UK) and T-Mobile each received 2 x 10 MHz and 1 x 5 MHz of UMTS spectrum. Vodafone received 2 x 15 MHz of UMTS spectrum and Hutchison 3G received 2 x 15 MHz and 1 x 5 MHz of UMTS spectrum.

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Ofcom is currently conducting a policy of deregulation of frequency management, the principles and schedule for which have been set out in the documents on the “Spectrum Framework Review”: promotion of technological neutrality, eventually neutrality of service when it can be done for the use of spectrum, and application of market mechanisms in the assignment and transfer of frequency bands.

The assignment of frequencies now allows beneficiaries a great deal of freedom with regard to selecting their use. However they must take into account the main European regulatory provisions. The GSM 900 MHz spectrum, the 2.6 GHz and the digital dividend frequencies should shortly be opened up to the new broadband access technologies.

The GSM 900 MHz bands are currently shared by two operators, Vodafone and O2. The government asked these operators to enter into a new agreement on the sharing of the GSM 900 MHz band before the end of April 2009. Such an agreement would result in the equitable distribution of this spectrum among all players. If an agreement is not reached, Ofcom will impose a solution. The consultation published by Ofcom on this matter on February 13, 2009 illustrates the direction Ofcom could follow, i.e. reallocating 2x5 MHz in the 900 MHz frequency bandwidth to other operators (including Orange). Auctions could take place in 2010 for the allocation of spectrum in 2012.

Furthermore, the British government requested a review of the procedures for defining and awarding digital dividend frequencies (frequencies freed up as a result of the switch from analog to digital TV) to comply with the recommendation of the World Radiocommunications Conference in 2007. These frequencies could be assigned in 2009.

6.8.4 Polish legal and regulatory framework

6.8.4.1 Legal Framework

The Law of July 16, 2004 relating to telecommunications and secondary acts taken in application of this law constitute the base regulations that apply to telecommunications in Poland. The activities of the Telekomunikacja Polska (TP) Group are also governed by the provisions of the Law of February 16, 2007 on competition and consumer protection, as well as by the European regulations which are directly applicable.

The Law of July 16, 2004 transposes the various electronic communications regulations adopted on a European level in 2002 into national law.

A draft law to modify this law is currently being discussed in Poland. This draft contains provisions relating to separate accounting, cost calculations, relevant markets, consumer protection, frequency management, spectrum usage fees and network access conditions.

Authorities

In Poland, the competent telecommunications authorities are as follows:

•

the Ministry of Infrastructure, which is responsible for telecommunications, proposes the laws;

•

the Office of Electronic Communications (UKE) has been charged since January 14, 2006 with the implementation of the regulatory framework for postal services, telecommunications, and frequency management, as well as with certain functions of the National Radio Broadcasting Council (KRRiT);

•

the Competition and Consumer Protection Authority (UOKIK) is responsible for stamping out unfair trade practices, the control of concentrations and consumer protection.

Authorizations

Telekomunikacja Polska (TP) is registered in the Registry of telecommunications operators for the following activities: public telecommunications networks including fixed-line telephony, data transmission network, radio and wireless signal transmission, Inmarsat and VSAT networks, digital networks (ISDN, DSL) and mobile networks (450 MHz), as well as the use of the capacities of Intelsat, Eutelsat, Intersputnik, Inmarsat and New Skies satellite systems, the operation of the POLKOM 400 (X.400 technology) email server, telecommunications services, leased lines, the capacity segments of the aforementioned satellite systems, data transmission services, Internet access services, ISDN services and VSAT network services.

PTK Centertel, the mobile subsidiary of the group, is registered in the Registry of telecommunications operators to operate telecommunications networks and other infrastructure depending on the NMT (450 MHz), GSM (900 MHz), DCS (1,800 MHz) and UMTS (3 GHz) standards, as well as to provide telecommunications services on these networks.

The frequencies assigned to PTK Centertel under the license that was granted under the previous telecommunications law were confirmed within the new regulatory framework (telecommunications law of July 16, 2004).

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Universal service

After an initial decision in May 2006, the UKE confirmed, in a decision dated November 7, 2006, the designation of TP as the operator responsible for universal service until May 2011. In this capacity, TP must offer retail plans to low income users, provide access to basic telephone services, and define the supply of additional services in conjunction with the UKE. UKE also established the universal service obligations imposed on TP relating to public phones.

Information society

The Law of July 18, 2002 governing electronic services transposed directive 2000/31/EC on electronic commerce. This law defines the obligations of providers of electronic services, specifies the limits on liability for service providers as well as the rules for protecting personal data. The law specifies that electronic communication service providers are not responsible for the information transmitted, provided that they are not the source of the transmission or do not select the recipient of the transmission and that they are neither selecting nor modifying the information transmitted.

The Law of August 29, 1997 on the protection of personal data, amended in 2002, defines the applicable framework for the protection of personal data. The 2004 telecommunications law also specifies certain rules applicable to data protection and data retention. With regard to data storage, the period for retaining the data was increased to two years in 2007. The application of this obligation to Internet data has been postponed until March 2009 at the latest.

6.8.4.2 Regulation of Electronic Communications

Functional separation

In November 2008, UKE published a report advocating functional separation between the TP network and services to ensure fair competition for alternative operators.

In TP’s view, functional separation is a lengthy, costly procedure, which is not necessarily efficient, and it cannot be imposed under the current European regulatory framework. In December 2008, TP presented an alternative option to functional separation called “Equivalence of Access” or EOA, based on firm commitments in the equitable treatment of alternative operators. The solution proposed by TP should achieve the same objectives as functional separation, but more quickly and at a lower cost.

Following several exchanges with TP on the implementation of the proposal’s operating procedures, in January 2009, UKE published a schedule highlighting the various stages to be concluded, allowing it to make a decision on the matter by the end of 2009.

Fixed-line communications

Retail markets for access to the fixed public telephone network for residential and non-residential customers - In August 2007, UKE adopted remedies affecting TP due to its significant market power in these markets: prohibition of practicing excessive and below cost rates, of creating barriers to market entry, of applying preferential treatment, of compelling end users to purchase unnecessary services. TPSA must also submit its retail rates to the UKE for approval.

Retail markets for local, national and international telephone services - In August 2007, UKE adopted remedies affecting TP due to its significant market power in these markets, imposing the same obligations ex ante as on the access markets. TPSA must also make carrier pre-selection and selection offers.

Wholesale market for call origination on the public telephone network - In July 2006, UKE imposed on TP remedies due to its significant market power in this market: provision of network access, wholesale line rental, non-discrimination and transparency, publication of a reference offer, accounting separation and cost orientation.

In 2008, UKE set the price for the analog wholesale line rental offer below that of TP’s cost model (retail less 46.99%, i.e. 20.05 zloty or 4.83 euros).

Wholesale market for call termination on the public telephone networks - In September 2006, UKE imposed on TP, due to its significant market power, the requirement to provide access to specific elements of its network, ensure non-discrimination and transparency, including publishing an interconnection reference offer, accounting separation and cost orientation.

In November 2008, UKE amended the interconnection offer. The new interconnection rates comply with TP’s 2007 cost model.

Provision of wholesale unbundled access – In June 2007, the UKE imposed the following obligations on TP: network access, non-discrimination, transparency, accounting separation and price control. In November 2008, UKE imposed a decrease in monthly rates for full unbundling from 36 zloty to 22 zloty (8.67-5.30 euros). TP has appealed that decision.

Provision of wholesale broadband access – In its decision of February 2007, the UKE designated TP as an operator with significant market power in this market and imposed the following remedies: network access obligation (ATM and IP), a naked ADSL offer, non-discrimination, transparency and a reference offer, accounting separation.

In November 2008, pursuant to the obligations decided in May 2008 (namely unmanaged IP, VDSL and SDSL offers) UKE imposed a modification on TP’s wholesale offer, without having undertaken any market analysis beforehand.

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Wholesale terminating segments of leased lines - In October 2008, the UKE imposed on TP the following remedies: network access, non-discrimination and transparency, accounting separation and price control.

Mobile communications

Access and call origination on public mobile telephone networks - In August 2008, UKE concluded that due to market competition, PTK, PTC and Polkomtel were no longer subject to ex ante regulation.

Voice call termination on mobile networks - In July 2006 UKE adopted a decision stipulating that PTC, Polkomtel and Centertel have significant market power on their mobile call terminations. It defined ex-ante obligations for network access, non-discrimination, transparency and price control. A new market analysis is currently being undertaken.

In terms of Centertel’s mobile termination rates, in April 2007, the regulator implemented a plan to reduce these rates until 2010. In September 2008, UKE revised this plan adopting a new decision stipulating that the mobile termination rates for all operators should not exceed 0.1677 zloty/min. (0.04 euros/min.) as of June 1, 2009.

In December 2008, UKE announced that it planned to implement symmetric mobile terminations by the end of 2013 at the latest.

In October 2008, UKE launched a consultation on “Bill & Keep” for mobiles. After completion of the consultation, UKE indicated that the Bill & Keep option, if used as a regulatory solution, requires additional work, particularly concerning its conformity with European Union regulations.

On January 29, 2009, without notifying the European Commission, UKE lowered the prices for incoming traffic on PTK Centertel, creating asymmetry with PTC.

Radio broadcasting services

On November 9, 2006, TP Emitel was designated as an operator with significant market power in this market and, as a result, had to comply with the following obligations: network access provision, transparency, non-discrimination, accounting separation, and cost orientation. TP Emitel filed an appeal against the judgment confirming this decision.

In February 2007 TP Emitel proposed a reference offer, which was modified by UKE in November 2007. The rates set by the regulator in this reference offer are 30% to 40% lower than those proposed by TP Emitel and do not cover the costs incurred. TP Emitel has therefore appealed this decision.

6.8.4.3 Numbering and Frequencies

Numbering and frequency resources were assigned to TP under the authorizations granted in December 2000 and February 2001.

PTK Centertel holds 4 licenses relating to a NMT 450 network for the 1991-2016 period, one GSM network in the 900 (1999-2014) and 1800 MHz (1997-2012) bands and one UMTS network (2000-2023). PTK Centertel also provides data services via Wi-Fi networks, which does not require individual authorization.

At the end of 2008 PTK Centertel launched a fixed-line access offer using 450 MHz CDMA technology rather than NMT 450. This network should in the end complement UMTS network coverage.

Digital dividend - The Polish government implemented transitional measures for switching from analog to digital television. The frequencies to allow the implementation of two multiplexes have been assigned. The end date for analog transmissions is set for December 31, 2014. The schedule relating to the authorization of fixed-line and/or mobile telecommunication services in the 790-862 MHz band is still not known.

The authorizations for frequencies in the 2.6 GHz band should be awarded in 2009.

Lastly, PTK Centertel entered into a joint venture with Polska Telefonia Cyfrowa, P4 and Polkomtel to form Mobile TV, which is applying for a mobile TV license within the DVB-H standard.

6.8.5 Spanish Legal and Regulatory Framework

6.8.5.1 Legal framework

The European electronic communications regulatory package was transposed in Spain by the general telecommunications law (Law 32/2003 of November 3, 2003) by Royal Decree 2296/2004 of December 10, 2004 on electronic communications markets, access to the network and numbering and by Royal Decree 424/2005 of April 15, 2005 on providing electronic communications services, universal service obligations and the rights of users.

The telecommunications sector is also governed by Law 16/1989 of July 17, 1989 on competition law, amended by Law 53/2002 of December 30, 2002.

Authorities

The Secretaría de Estado de Telecomunicaciones y para la Sociedad de la Información (state office for telecommunications and the information society or SETSI), part of the Ministry of Industry, Tourism and Commerce, is responsible for the promotion and scheduling of activities relating to telecommunications, the information society and audiovisual services. SETSI is also responsible for consumer protection regulations.

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The Comision del Mercado de las Telecomunicaciones (telecommunications market commission or CMT) created by Royal Decree 6/1996 of June 7, 1996, is responsible for the telecommunications and audiovisual sectors (excluding content). The CMT is in particular responsible for:

•

establishing and supervising the specific obligations of the operators in the electronic communications markets;

•

developing competition in the audiovisual services markets;

•

settling disputes between operators.

In July 2007, the Servicio de Defensa de la Competencia (department for protection of competition) and the Tribunal de Defense de la Competencia (competition authority) merged. The remit of the Comision nacional de la Competencia (national competition commission or CNC) covers all economic sectors. The CNC works in coordination with the sectoral authorities.

Authorizations

The provision of telecommunications networks and services is subject to a procedure notifying the CMT and to registration in a specific registry. Individual licenses are awarded for the use of scarce resources such as frequencies.

Universal service

In September 2008, the CMT decided that the net cost of the universal service would be divided among France Telecom España, Telefónica, Telefónica Móviles and Vodafone for 2003, 2004 and 2005. France Telecom España’s contribution for these years amounted to 19.0 million euros.

In March 2009, the CMT also fixed the total cost of the universal service for 2006 at 75.34 million euros.

In parallel, in December 2008 Telefónica was awarded the contract for the universal service until December 2010 (telephone and directory service, public phones).

Information society

In Spain, Law 34/2002 of July 11, 2002 on the information society and electronic commerce stipulates the obligations and liability limits that apply to service providers of the information society as far as transmitted information is concerned. In the event of illegal content and effective knowledge of the illegal nature of the content, service providers must act promptly to withdraw the information or make access to it impossible. No general obligation to control the information transmitted or stored is imposed, except in specific cases. The law provides for penalties and fines for breaches committed under these provisions.

The regulatory framework that applies to data protection in Spain is based on Law 15/1999 on the protection of personal data and on ordinance 999/1999 governing security measures. Sanctions are specified based on the level of seriousness of the infraction. In addition, the general telecommunications law specifies that electronic communication services operators guarantee the secrecy of communications. Law 34/2002 includes an obligation to store data for 12 months. In October 2007, the new directive relating to data retention was transposed into Spanish law. The 12-month retention period also applies to Internet service providers.

In the area of protection of intellectual property rights, Law 23/2006 of July 7, 2006 transposes directive 2001/29 relating to the harmonization of certain aspects of copyright and related rights in the information society.

6.8.5.2 Regulation of electronic communications

Royal Decree 2296/2004 governing relevant markets, access to networks and numbering defines the procedures for carrying out market analyses and the ex-ante regulatory obligations that may apply to operators with significant market position in wholesale and retail markets as well as in access conditions to networks and interconnection.

Fixed-line communications

Retail market for public telephone network access - In July 2008, the CMT submitted the review of this market for consultation and proposed that Telefónica’s obligations be maintained: carrier pre-selection and selection, price control, accounting separation, non-discrimination and transparency.

Retail market for telephone services - In December 2008, the CMT adopted a decision removing the obligations previously applied to this market, in view of the fact that ex ante regulation was no longer justified.

Wholesale market for call origination on the public telephone network - In December 2008, the CMT confirmed the previous obligations: provision of reasonable access to network resources and to its use, wholesale line rental offer, cost orientation, accounting separation, non-discrimination and transparency. Obligations are also planned for the IP domain.

In November 2008 the price for the analog wholesale line rental offer was reduced from 11.61 euros per month to 11.28 euros per month and from 18.72 euros per month to 18.61 euros per month for digital offer.

Wholesale market for call termination on public telephone networks - In December 2008, the CMT confirmed the following obligations for Telefónica: network access provision, transparency and a reference offer, cost orientation and non-discrimination. In addition, prior to any IP migration,Telefónica must inform the alternative operators.

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Alternative operators must allow access to their network and charge reasonable termination rates (prices must not exceed Telefónica’s regulated termination rates by 30%).

Wholesale unbundled access market - In January 2009, the CMT confirmed the following ex ante obligations: provision of a full unbundled offer, shared access, collocation and associated resources, access to the sub-loop and to passive infrastructure, cost orientation, cost accounting, accounting separation, non-discrimination and transparency.

Telefónica must also:

•

propose a cost-based, civil engineering access offer applicable irrespective of the fiber optic usage;

•

guarantee continued unbundling during a period of at least five years in the central offices, which are likely to disappear due to the deployment of VDSL;

•

communicate any changes relating to the network architecture.

Since September 2006, the full unbundling rate has remained at 9.72 euros/month and 3 euros/month for shared access. In November 2008, the CMT published its decision to reduce the full unbundling rate to 7.79 euros/month.

In October 2008, the CMT also submitted for consultation a draft decision stipulating the rules applicable to the operator that initially deploys a fiber optic network in a building.

Wholesale broadband access market - In January 2009, the CMT imposed the following obligations on Telefónica: wholesale network access offer up to 30 Mbit/s (provided on the copper, FTTx or FTTH network) at cost-based prices, accounting separation, transparency (reference offer), non-discrimination and the prior notification of retail broadband offers.

Wholesale leased line markets - On the market for the wholesale provision of leased line terminating segments, Telefónica has been subject to the following obligations since November 2006: network access provision, price control (cost orientation, with the exception of the Ethernet and Fast Ethernet lines, whose prices are subject to a retail minus mechanism), accounting separation, non-discrimination and communication of service quality indicators, and transparency (reference offer). The reference offer was approved in December 2007. In the wholesale market for leased line trunk segments, Telefónica is subject to obligations of network access, non-discrimination and transparency.

Mobile communications

Access and call origination on mobile networks - The CMT reached a decision in February 2006 ruling that Telefónica Móviles, Vodafone and Amena (now France Telecom España) have joint dominance in this market. As a result, these mobile operators must provide access to their network at reasonable rates.

Voice call termination on the mobile networks - In December 2008, the CMT reached a decision specifying that Telefónica Móviles, Vodafone, France Telecom España and Xfera have significant market power on this market and the three main mobile operators had to comply with the following obligations: network access, accounting separation, cost orientation and non-discrimination. Xfera must grant access to its network, comply with the principle of non-discrimination and charge reasonable termination rates.

In October 2008, the CMT specified the termination rates applicable from October 2008 to March 2009: 7.83 euro cents/min. for Telefónica Móviles, 7.87 euro cents/min. for Vodafone, 8.03 euro cents/min. for France Telecom España (Orange) and 11.73 euro cents/min. for Xfera.

In July 2009, the CMT will propose a new glide path setting out the average maximum symmetrical termination rates for the three key operators.

6.8.5.3 Frequencies

The 2003 general telecommunications law defines the regulatory framework for assigning and allocating frequencies. It also provides for the creation of a frequency agency, the Agencia Estatal de Radiocomunicaciones, responsible for managing the use of public frequencies. The SETSI will controls the agency when it is set up. SETSI currently manages activities related to the radio spectrum. The annual fees for using frequencies are established on the basis of coefficients published in the finance law in December each year.

The Royal Decree adopted in 2008 introduces the principle of technological neutrality and allows for more flexibility in terms of the usage of frequencies. As a consequence, operator licenses will be modified before June 2009.

In the GSM 900 MHz extension bands, Telefónica Móviles has a 4 MHz block and Orange has two 3 MHz blocks to provide 2G services. User rights were assigned in 2005 for a 15-year period. The 2500-2690 MHz bands are reserved for 3G mobile telephony use (from January 2008), depending on market needs.

In August 2008, the Spanish authority launched a public consultation on the future use of 3.6 GHz and 2.6 GHz bands and the opening of GSM 900 MHz and 1800 MHz bands to UMTS. Given the specific features of the Spanish broadcasting market, it did not seem feasible to open up some of the broadcasting frequencies for mobile phone use.

Opening of the 900 MHz band always presents issues in terms of implementing a new system of distributing frequencies among the four mobile operators.

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At the end of this process, Telefónica and Vodafone would have to relinquish part of the spectrum they hold to two other operators in order to allow equitable access to these frequencies. A solution must be found prior to the publication of the new royal decree on the spectrum, scheduled for July 30, 2009.

Furthermore, frequencies in the 2.6 GHz band would have to be auctioned in 2009 for broadband communication applications. Following political agreements, this assignment could, for the first time, be undertaken on a regional basis.

Finally, the government identified a frequency plan to allow deployment of mobile television (DVB-H). The license should be granted in 2009.

6.9     SUPPLIERS

Responsibility for relations with suppliers at the Group level is assigned to the Purchasing and Supply Chain Department.

This Department is organized around:

•

Purchasing activites, with:

•

centralized teams specialized by area and category of purchase. They consolidate volumes and rationalize specifications, develop framework contracts for all of the Group’s entities and manage the Group’s main projects,

•

purchasing teams within countries who implement framework contracts, negotiate additional local contracts, manage orders for products that are not kept in stock and take into account the interests and constraints of their entities;

•

Supply-chain activities, with:

•

teams in each country who control flows and orders for products that are stored to be sold to customers or used in the development and maintenance of the networks,

•

a team at the Group level, with a center of excellence, that develops best practices and supports national supply chain restructuring projects.

From assessing requirements to monitoring supplier performance, the Group’s purchasers follow a methodology acquired or perfected through training modules and whose quality is recognized at the European level. Their expertise is enhanced upstream by strategic-analysis tools (of the “make or buy” type), particularly useful for outsourcing projects.

After a phase of renegotiation of purchasing categories, which took place in waves from 2003 through 2005, prices in each category were significantly optimized. This optimization is maintained through a systematic review of the Group’s requirements and the supplier portfolio, as well as through regular renegotiations of framework contracts.

In 2008, the purchasing group continued to evolve in line with the priorities of the NeXT program through:

•

positioning purchasing activities upstream and in project mode, thus providing responsive support to those people entering internal orders in the areas of Strategic Marketing, networks and Information Systems, R&D and business customers;

•

improving the community of worldwide experts organized by purchasing category, recognized internally and externally for their in-depth knowledge of the markets, challenges, players, developments, as well as the prices in their respective categories; and

•

managing supplier relationships using a new SRM (Supplier Relationship Management) program, providing better coordination and oversight of relationships between companies and developing cooperation including co-development, joint improvement and partnerships through projects;

•

supporting international development through dedicated projects and teams.

In 2008, the activities of the purchasing group generated savings estimated at 2.2 billion euros compared to the 2005 baseline, the reference year for the NExT program. In addition, the activities developed by the supply-chain teams contributed to improving sales and to achieving better inventory control.

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6.10     INSURANCE

As part of the coverage policy of its main risks, France Telecom has negotiated, with leaders in the insurance and reinsurance market, an insurance plan covering the risk of loss to its assets (damage to goods and operating losses) and legal liability risks that may arise in its business, particularly those related to activities undertaken pursuant to the corporate purpose due to damages be caused to third parties and customers.

This plan also covers the risks related to France Telecom’s main vehicle fleets.

The insurance plan in force is regularly renegotiated, with open competition between the large players in insurance and reinsurance andin close collaboration with qualified intermediaries.

A control system has been implemented to monitor the financial solvency of selected partners which includes verifying their financial ratings. This approach is complemented by including contractual clauses in the policies that make any partnership conditional on the maintenance of specified credit ratings.

In addition, the Insurance Department applies a process of internal control (along similar guidelines as set out in the Sarbanes-Oxley legislation) associated with specific indicators, designed to improve the management of the Group’s insurance programs.

The policies that make up this insurance plan have been gradually extended to the Group’s subsidiaries (in France and internationally) with the aim of optimizing coverage, rationalizing management, providing better information on the costs of insurance and corresponding intermediation and consequently obtaining significant economies of scale. As a result, more than 90% of the Group’s revenue is covered by corporate insurance programs.

On the basis of available information (international benchmarks), the negotiated insurance contracts reflect the nature of the risks incurred by France Telecom and are in line with current market terms and conditions for groups of a similar size and similar business activities, particularly concerning coverage limits.

France Telecom S.A.’s cost for insurance coverage for in 2008 was approximately 14 million euros, including 12.9 million euros in premiums (compared to a cost of approximately 16.3 million euros in 2007 and 19 million euros in 2006).

For the 2008 financial year, this amount was divided as follows, by major risk category:

•

damage to assets and operating losses: approximately 5.8 million euros;

•

liability coverage: approximately 4.3 million euros;

•

automobile insurance coverage: approximately 3.9 million euros.

In addition to these amounts, subsidiaries insured under corporate insurance programs bear costs related to the increase in scope covered.

These costs were approximately 10.7 million euros in 2008 (11.8 million euros in 2007, 14 million euros in 2006).

Given the state of the insurance and reinsurance markets and their level of exposure to risk, since 2002, the Group has self-insured the poles and open-wire lines (aerial network telephone cables and poles) of its telephone network against the risks posed by natural disasters.

Since this date, the amount related to accidents affecting the poles and open-wire lines did not, on average, exceed 10.2 million euros per year.

In 2008, France Telecom continued its study on transferring this risk to the reinsurance market. Current financial conditions concerning this type of exposure made it impossible to develop discussions and analyses as, in the end, certain players in this market did not wish to make offers, after having reconsidered their levels of commitment and the total storm risk in Europe.

In addition, in the context of its risk management policy, for several years France Telecom has regularly managed site inspections in partnership with the internal engineering departments and those of its principal insurers. This inspection program extends to the main subsidiaries in the group and is used to detect possible risks and to assess the prevention and protection levels with respect to them. These actions, which help to give its insurers more in-depth knowledge of the Group’s risks, make a significant contribution in the context of negotiating insurance coverage.

At the same time, other information is provided to insurers that is designed to supplement their assessment of risks in relation to changes in our businesses and their environment.

This regular communication allows for continual verification that the insurance cover purchased is appropriate to changes in the Group’s risks.

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7. organization structure

The chart below shows the main operational subsidiaries and investments of France Telecom S.A. at December 31, 2008. The holding percentages shown for each entity are the percentage of interest along with the percentage of control when these differ:

France Telecom
Personal Communication Services
Home Communications Services
Enterprise Communications Services
Orange France 100% (France)
FT España (1) 81,6% (Spain)
Mobistar 52,9% (Belgium)
Orange Slovensko 100% (Slovakia)
Orange Moldova 94,3% 94,4% (Moldova)
Orange Botswana (1) 53,7% (Botswana)
Orange C. Ivoire (1) 85% (Ivory Coast)
Orange Dominicana 100% (Dominican Republic)
Orange Mali (1) (3) subsidiary of Sonatel 29,7% 70,2% (Mali)
CellPlus (1) subsidiary of Mauritius 40% 100% (Mauritius)
Orange Caraïbe 100% (France)
Orange Réunion 100% (France)
VOXmobile subsidiary of Mobistar 52,9% 100% (Luxembourg)
FTA Telecom CJSC 100% (Armenia)
Orange UK 100% (United Kingdom)
PTK Centertel (1) subsidiary of TP Group 49,8% 100% (Poland)
Orange Romania 96,8% (Romania)
Orange Communications S.A. 100% (Switzerland)
ECMS subsidiary of Mobinil 36,4% 51% (Egypt)
Orange Cameroon (1) 99,5% (Cameroon)
Orange Madagascar (1) 71,8% 97,6% (Madagascar)
Sonatel Mobiles (1) (3) subsidiary of Sonatel 42,3% 100% (Senegal)
Mobilecom (1) subsidiary of JTC 51% 100% (Jordan)
Orange Bissau 42,3% 100% (Guinea Bissau)
Orange Guinée (1) 38,1% 90% (Guinea)
Orange Centre Afrique (1) 100% (Central African Republic)
Orange Uganda Ltd (1) 53% (Uganda)
Orange Niger (1) 80% (Republic of Niger)
TP Group (2) 49,8% (Poland)
Orange UK 100% (United Kingdom)
FT España (1) and its subsidiaries 81,6% (Spain)
Sonatel (1) (3) 42,3% (Senegal)
CI Telcom 45,9% 51% (Ivory Coast)
Jordan Telecom Company (1) 51% (Jordan)
Mauritius Telecom 40% (Mauritius)
Telkom Kenya 40% 51% (Kenya)
Equant B.V. and its subsidiaries 100% (The Netherlands)
Globecast and its subsidiaries 100% (France)
Etrali and its subsidiaries 100% (France)
Groupe Silicomp 96,3% (France)

(1) Company operating under the Orange brand.

(2) France Telecom has the power to appoint the majority of TP S.A’s. Supervisory Board members.

(3) France Telecom controls the Strategic Committee which formulates recommendations for the Board of Directors.

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8. property, plant and equipment

8.1

NETWORKS

126

8.1.1

Overview

126

8.1.2

Access networks

127

8.1.3

Collection and Transfer Networks

129

8.1.4

Switched Telephone Network

130

8.1.5

Internet-linked Networks

130

8.1.6

Networks Dedicated to Business Services

131

8.1.7

International Networks

132

8.2

REAL ESTATE

136

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8.1     NETWORKS

8.1.1 Overview

The telecommunications sector is marked by major technological changes with the increased use of the Internet Protocol, the sharp upturn in broadband, the increasing interoperability of networks, the development of mobility and the convergence of fixed and mobile services.

In this context, France Telecom’s ambition is to achieve the convergence of its fixed and mobile networks through a unified architecture in accordance with three fundamental principles:

•

flexibility and responsiveness, to quickly assemble and deliver new services to meet market requirements;

•

the ability to support the strong growth and diversification of the services that are offered;

•

simplicity for customers in the use of these services.

In 2008, France Telecom continued to deploy the IMS architecture to pool the fundamental functions that are common to all types of telecommunications services, while the specifics related to applications are grouped in an Application Server infrastructure.

This architecture provides interoperability between network equipment, operators, terminals and networks. Furthermore, as in GSM, roaming users are fully accommodated. To fulfill these functions, IMS uses the SIP (Session Initiation Protocol). This protocol was deployed in 2007 on the fixed networks in France, Belgium and Romania and this deployment continued in 2008 in Poland and in Spain.

In 2008, France Telecom operated networks in 27 countries to serve its customers in the consumer market and in 220 countries or regions to serve its business customers.

Typology of Orange’s networks by country:

Status of operator	Type of network	Western Europe	Central and Eastern Europe	Rest of the world
Incumbent	fixed and mobile	• France • Luxembourg	• Poland	• Senegal • Kenya • Ivory Coast • Equatorial Guinea • Jordan • Mauritius • Vanuatu
• Spain • Belgium • UK
Alternative	mobile		• Switzerland • Slovakia • Romania • Moldova	• Egypt • Botswana • Cameroon • Madagascar • Dominican Republic • Mali • Niger • Guinea • Guinea Bissau • Central Africa

In order to respond to the increasing use of broadband, the Group has fixed and mobile broadband networks in the main European countries where it is established. The coverage rates, reflecting the extent to which these networks covered the population at the end of 2008 were as follows:

Country	Rate of ADSL coverage	Rate of 3G+ Edge coverage	Rates of 3G+ coverage(HSPDA)
France	98%	99%	68%
Poland	97%	99%	35%
UK	59%	93%	71%
Spain	67%	93%	81%

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The networks deployed and operated by France Telecom are made up of:

•

access networks (fixed or mobile);

•

collection and transfer networks; and

•

international and satellite networks.

Moreover, depending on the technologies and types of communication, we distinguish among the following three categories:

•

the traditional switched telephone network oriented towards voice transmission;

•

networks related to the Internet, which also allow Voice over IP; and

•

specialized networks to meet the specific communication requirements of companies.

8.1.2 Access networks

Fixed access networks

All of the customers’ lines connected to the same switching system constitute the access network.

The traditional access network, commonly called the local loop, is broken down into the:

•

transfer network;

•

distribution network; and

•

connection network.

Narrowband access

The traditional switched telephone network is made up of a pair of copper wires that link each customer to a concentration point and give them access to a local switch via the transfer and distribution network. This access is analogue, and can also be used, together with a modem, to access the Internet through narrowband with a maximum download speed of 56 Kb/s. This access is used by tens of millions of the Group’s customers, mainly in France and Poland, for telephone and narrowband Internet access. The latter is gradually being replaced by broadband ADSL.

Broadband ADSL access

ADSL is a technology enabling the transfer of broadband digital data over a telephone line made of a pair of copper wires. This technique allows a traditional telephone line to give access both to telephone and broadband applications: Internet, multimedia, television and cinema “on demand”.

Analogue telephone communication and digital data are transmitted on different frequency bands and are separated at subscriber access nodes or SAN. The ADSL flows are concentrated by multiplexers or DSLAM (Digital Subscriber Line Access Multiplexers), which give access to the IP network.

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ADSL may therefore be considered as the “network access” part of broadband networks.

In the case where France Telecom supplies partial unbundling, as in France and Poland, voice communications (low-frequencies) are transferred on the Group’s network, while digital data (high-frequencies) pass via the third party operator’s DSLAM. The DSLAM is thus the first piece of equipment that is managed separately by each access provider. It marks the boundary between the shared copper wires and the network belonging to each third-party operator.

Development of ADSL access in France is as follows:

	Year ended December 31
	2008	2007	2006
Number of SAN	13,366	12,994	12,174
% of ADSL coverage (population)	100.00%	100.00%	99.50%

FTTH very-high speed broadband access

FTTH (Fiber to the Home) is a technology for providing very-high speed broadband access using optical fibers, which extend from the distribution frame to the point that is closest to customers. This technology replaces all or part of the copper in the local loop with optical fibers.

To accomplish this, France Telecom has chosen a “point to multi-point” architecture and a technology (GPON) to pool several broadband access points on the same fiber without affecting the increased bandwidth capacities of each access point.

In 2007, France Telecom began installing very-high speed broadband access on optical fibers (FTTH) in several large French cities (Paris and the Hauts de Seine, as well as Lille, Lyon, Marseille, Toulouse and Poitiers) and in 2008 extended access to Bordeaux, Nice, Metz, Nantes and Grenoble. FTTH access has also been deployed in Slovakia.

Mobile access networks

The mobile access networks deployed by Orange comply with GSM standards, and in most countries, also comply with GPRS and Edge standards. In numerous countries, FT also operates mobile networks with the UMTS standard.

Orange’s GSM, GPRS/Edge and 3G network architecture complies with the international ETSI and 3GPP standards. Specific mobile equipment and the signaling network are deployed using the France Telecom group’s transmission infrastructures.

The two access networks that are deployed in France (2G and 3G) now have numerous common elements (especially switching and services platforms). These two networks provide voice services, SMS (Short Message Service), MMS (Multimedia Message Service), access to the Orange Internet portal, data transfer offers, streaming video, television and videophony.

The Edge network reaches speeds of around 100 Kbit/s, depending on radio and terminal conditions, in the downstream direction, i.e. from the network to the terminal.

The UMTS access network also provides a videophony service at a speed of 64 Kbit/s, and data communication services that exceed the 64 Kbit/s speed, and which can reach several Mbit/s for easy transmission of large files (audio, photo, video), depending on the reach of the 3G+ network (HSDPA and HSUPA). The HSUPA protocol was deployed in 2008 on the third-generation mobile data network.

In France, the Edge and UMTS networks are supplemented with a network of about 30.000 Wi-Fi hotspots.

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8.1.3 Collection and Transfer Networks

They are made up of fiber optic transmission cables and transmission links to the synchronous digital hierarchy (SDH), supplemented in certain countries by radio links.

Fiber optic cables

France Telecom has installed fiber optic cables in its regional network in France. These optical connections greatly surpass the capacity of traditional copper lines or radio connections with speeds of up to 10 Gbit/s.

In addition, the dense wavelength division multiplexing (DWDM) technology has been developed on France Telecom’s long distance networks so as to further increase transmission speed up to a potential of 80 wavelengths per fiber.

Furthermore, France Telecom offers direct connections by optical fiber to business customers, providing them with very-high speed broadband services.

French regional fiber optic network

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Synchronous Digital Hierarchy (SDH)

SDH is a transmission technology using optical links, providing a network that is inexpensive, simple, reliable, easy to manage and secure. In France, thanks to the addition of a reserve network and local self-protecting rings, the SDH optical network is completely protected against cable failures.

Also, since the beginning of 2007, France Telecom has had a cross-connected network in place in order to replace the existing regional interconnection network. At the end of 2008, the cross-connected network was made up of 58 cross-connect units in France allowing for the increased flexibility in managing capacity that SDH technology offers.

Furthermore, ten cross-connect units were installed in Western Europe (two per country, in Spain, the United Kingdom, Germany, Belgium and Holland).

8.1.4 Switched Telephone Network

France Telecom has an excellent switched telephone network, which is based on 467 access and transit switches, including some that are also used by the mobile network. This network offers traditional voice transmission services, ISDN and value-added services. This telephone network also ensures access to Intelligent Network services (toll-free, Audiotel) and to Minitel and narrowband Internet access.

Due to client migration towards new voice services offered via ADSL or FFTH, this network is constantly being optimized with a view to reducing costs.

8.1.5 Internet-linked Networks

France Telecom’s IP network has been built to satisfy an increasing demand for bandwidth capacity and to sustain broadband technologies, including ADSL and 3G/UMTS.

ADSL customers are connected to the IP network via DSLAM (Digital Subscriber Line Access Multiplexers) located at subscriber access nodes (SAN), then by BAS (Broadband Access Servers) that allow them to access the Internet. This equipment offers a download bandwidth (Internet to customers) ranging from 128 Kbit/s to the maximum bandwidth allowed by the line depending on its distance between the customer’s home and the DSLAM. The BAS are connected to the Group’s Internet platform and to the Internet network via the national IP transfer network, or “network backbone” (see figure below explaining the architecture of the IP network).

“Terabit Router” technology was introduced several years ago to meet this increased demand.

France Telecom’s IP network represents a scalable, multi-access network (Autonomous System 3215), designed to respond to traffic growth and to adapt to changes in technology thanks to the expertise of France Telecom’s R&D division, which, among other tasks, assesses and tests new very-high speeds transmission technologies. France Telecom’s worldwide Internet network (Autonomous System 5511) connects the principal global Internet networks in different locations around the world. It is built on the latest IP transmission and switching technologies. In particular, it now allows use of the new version of the Internet protocol, IPv6, at all its outlets, at the same time as the previous protocol, IPv4 (“dual stack” system). In Europe, [France Télécoms Internet network] has been scaled down in terms of its size since the end of 2003, resulting in a concentration of traffic bypass points. Built on very high-speed broadband land-based and submarine transmission links (several Gbit/s), the network allows France Telecom group customers to enjoy excellent Internet connectivity, combined with protection against the major risks.

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8.1.6 Networks Dedicated to Business Services

The economic development zone plan which began at the end of 2004 is still underway, the goal being to allow companies to switch to very-high speed broadband, ranging from 2 Mbit/s up to 100 Mbit/s for gigabit Ethernet offers.

X25 networks

This network, which supports Transpac services, still connects approximately 8,500 direct X25 accesses, about 27,000 Channel D ISDN accesses, the accesses to monetics and also supports “Intelligent Network” type services. An optimization program is currently being carried out. The X25 service is expected to be retired in 2011.

The frame Relay/ATM network

The Frame Relay/ATM network is both a network for accessing services dedicated to business (particularly via the TDSL collection offers) and a backbone transfer network for level 3 services (X25 and IP). It is deployed at 152 outlets in metropolitan France, in the four overseas departments and in three overseas territories (Mayotte, New Caledonia and French Polynesia).

This network is interconnected with Equant’s AGN network via two ATM gateways located in Paris, which provide Frame Relay and ATM services at a worldwide level.

The activity on this network is now declining and the requirement of businesses for increased speed is now satisfied via IP/MPLS services available on the “Network for Business Access to IP” (NBAIP).

Outside France, the network covers 956 outlets in 197 countries. It provides X25, Frame Relay and ATM services, but is mainly used today as an access network to IP services, because of its extensive worldwide capillarity. It also provides a transfer function for the IP network, but this function is gradually diminishing as the native IP network develops.

The network for business access to IP (NBAIP)

The main purpose of the NBAIP is to connect a company’s sites, both for their data exchanges (on the Virtual Private Network (VPN)) and also to provide them with Internet connectivity. It also provides Voice over IP transfer for companies.

It is made up of a new core infrastructure of 56 transit routers, called “P_Pass”, interconnected by 10 Gbit/s links (development of a previous architecture composed of T-VPN and a set of PE-PASS routers). This P_Pass network backbone also provides the interconnection with the Backbone and IP Collection Network (RBCI) for Internet traffic and for business collection traffic coming from NAS and BAS.

In addition, a ring of approximately 600 PE (Provider Edge) routers provides access to xDSL and Ethernet or Frame Relay and ATM technologies, at speeds of 75 Kbit/s to 30 Mbit/s under standard offers and 1 Gbit/s or more for customized offers.

The NBAIP also allows a company’s service platforms to be connected at speeds at the Gbit/s level (SE – Service Edge infrastructure).

This network is connected to Equant’s international IP network (IP Global Network) via three gateways (located in Paris and London) to connect international business customers.

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The MPLS/IP VPN network (IP Global Network)

Like the IP network in France (NBAIP), this network is designed to supply virtual private network services (VPN), Internet and Voice over IP. These VPN services are offered at 1,278 outlets (including the MPLS partner networks) in 152 countries.

The network is made up of 50 core routers (P routers) and 435 access routers (PE routers). The services are offered either directly on the access routers, or via the Frame Relay/ATM access network. France Telecom is updating the access routers in order to provide a multi-services platform (Ethernet, DSL, FR/ATM).

8.1.7 International Networks

Submarine Cables

In order to accommodate the increase in telecommunications traffic, France Telecom is investing in submarine cable systems.

These investments may, depending on the expected profitability,  take the form of a stake in a consortium for the joint construction of a cable that will be partly owned by France Telecom; or they may take the form of IRUs (Indefeasible Right of Use), often purchased for the life of the cable; or lastly may be in the form of capacity rental.

In 2008, France Telecom invested in the construction of the IMeWe (India-Middle East-Western Europe) submarine cable. At the end of 2009, this submarine cable will link Mumbai, India with Marseille, via the Gulf, the Middle East and Sicily, with a total capacity of 3.84 Tbit/s and will cover a distance of approximately 13,000 kilometers.

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IMeWe will support the strong growth of traffic coming from the Indian sub-continent, and will increase the security of France Telecom’s international network. Lastly, IMeWe will play its part in the Group’s development in East Africa and in the Indian Ocean. This region’s traffic, essentially destined for Europe and the United States, can transit via IMeWe, thanks to the excellent connectivity of the system with the other regional cables.

In 2008, the Group also launched a submarine cable project in the Indian Ocean. This cable of 1,400 km, known as LION (Lower Indian Ocean Network), will link Madagascar, Reunion and Mauritius from mid-2009. The investment is being made by a consortium including France Telecom, Orange Madagascar and Mauritius Telecom.

This cable will provide Madagascar with broadband, linking the island to the main world lines. It will also provide the diversification [of capacity] necessary for the provision of services to Reunion and Mauritius, which today are dependent on the single Sat3-Wasc-Safe cable.

Lastly, LION will allow Orange’s Internet services to be introduced and developed in these three islands with optimal service quality, and will intensify exchanges and synergy between the three regional subsidiaries of the Group.

The Group is also active in the Antilles region, in order to support the development of broadband in the French overseas departments. Thus, France Telecom is participating in the CBUS project (Caribbean - Bermuda - US), in partnership with Cable & Wireless.

From 2009, CBUS will connect the Antilles (more precisely, Tortola in the British Virgin Islands) and New York. While the ECFS cable will link up Tortola with all of the islands in the Antilles group. France Telecom will thus have two entirely diversified routes to serve Martinique, Guadeloupe and Saint Martin.

Lastly, the continued growth in Internet traffic between Europe and the United States has led to investments designed to increase the capacity of the TAT-14 transatlantic cable. The additional wavelengths will be available during the first quarter 2009, and will bring the Group’s total capacity on this cable to 370 Gbit/s.

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TAT14
Manasquan
N.J., USA
Devonshire
Bermuda
CBUS
(under construction)
Tortola
British Virgin Islands
ECFS
Americas 2

The MPLS/IP VPN network (IP Global Network)

Like the IP network in France (NBAIP), this network is designed to supply virtual private network services (VPN), Internet and Voice over IP. These VPN services are offered at 1,278 outlets (including the MPLS partner networks) in 152 countries.

The network core is made up of 50 core network routers (P routers) and 435 access routers (PE routers). The services are offered either directly on the access routers, or via the Frame Relay/ATM access network. A program of technological renewal of the access routers is in progress, to offer a multi-services platform (Ethernet, DSL, FR/ATM).

European backbone network (EBN)

On December 31, 2008, France Telecom’s European backbone network directly connected 33 cities, including six in France and was interconnected with the networks of France Telecom’s subsidiaries and partners throughout Europe.

The EBN, a fiber optic network, whose wavelength capacity has grown in line with demand, is designed to carry unit flows of 2.5 to 10 Gbit/s on each line, with a capacity of up to 1.2 Tbit/s, without requiring additional cables. The network provides connections from 45 Mbit/s to 10 Gbit/s and offers numerous advantages, including a 99.95% availability, centralized network management and customer service available 24 hours a day. The end-to-end infrastructure control also simplifies and facilitates management, allowing access to international services without connecting through multiple operators.

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North american backbone network

During 2008, France Telecom increased its presence in the United States, supplementing the TAT14 transatlantic cable’s “rear network” with new capacity rented from various American operators, in order to respond to the growth of its Internet traffic and to satisfy the requirements of business and operator customers.

Asian backbone network

France Telecom links the submarine cable stations located in Singapore to each other and to its own network, thereby providing strategic access points in the Asian region.

International voice network

France Telecom has three international switching nodes in France (CTI/4G) for managing traffic to and from France for the consumer fixed-line and mobile markets, as well as the business and operator segments. In addition, France Telecom has, in order to optimize termination costs, decided to centralize the transfer of international traffic for its subsidiaries based on these three switches in France. In total at the end of 2008, these switches were linked together by more than 188,000 international circuits (at 64 Kbit/s) to over 340 direct access operators spread over 130 countries. During 2008, these switches were modified to allow them to handle VoIP traffic. Moreover, France Telecom has installed a call controller (softswitch) in the USA to handle the specifics of customer access in the American region for standard voice calls and VoIP calls. Lastly, the international network’s code 7 signaling system is handled by two Signal Transfer Points (STP), which support the signaling associated with voice traffic, and roaming for mobile operators that are customers of France Telecom, as well as roaming for most of its mobile subsidiaries, enabling for optimization of transfer costs.

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Satellites

France Telecom uses satellite communications to provide several services:

•

connection of French overseas departments to the general network. These connections are either the main links where there is no submarine cable (Mayotte), or lines for security or absorption of additional traffic that supplement the cable (Reunion);

•

IP or voice links to other operators. These links, with speeds of 2 Mbit/s to 300 Mbit/s transfer either IP traffic or voice traffic to international operators and subsidiaries of France Telecom, such as Kenya Telecom;

•

VSAT (Very Small Aperture Terminal) services for terrestrial or maritime business customers. They involve installing aerials on remote sites belonging to customers of Orange Business Services, where there is generally no terrestrial infrastructure (essentially in Africa) and concentrating their IP traffic on hubs to provide an end-to-end IP and voice service in addition to standard IP-VPN services.

These services are accessible via “ground stations” (or teleports) that France Telecom operates in France (Bercenay-en-Othe) or in French overseas departments. France Telecom also uses the services of five other teleports in Europe and the Asia-Pacific region to increase its geographical coverage.

To provide these services, France Telecom uses capacity available on the two satellites it owns (Telecom 2C and 2D, essentially for traffic with French overseas departments), or capacity rented from satellite operators (Intelsat, Eutelsat or NSS).

8.2     REAL ESTATE

On December 31, 2008, real estate assets were booked to France Telecom’s balance sheet for a net book value of 3.1 billion euros compared to 3.1 billion euros in 2007.

These assets include buildings used to house telecommunications installations, research centers, customer service centers, commercial premises and offices.

In France, the Real Estate and Transport Division manages all property leases. It distributes the premises between the various departments and follows a policy of optimizing the occupation of buildings by grouping sites and relinquishing leases on buildings that are unoccupied.

In June 2008, it carried out a specific transaction to acquire technical premises previously rented to Foncière des Régions for 163 million euros. The objective of this transaction was to reduce the cost of renting technical premises which are indexed to the construction price index (CPI), for those that are likely to remain in use over the long term.

At the end of 2008, France Telecom’s premises covered 24,000 sites (a “site” is any installation for which France Telecom pays property tax), including 246 sites that have a surface greater than 5,000 m2, representing 6.1 million m2 of which 3.5 million m2 are rented and 2.6 million m2 are owned.

In France, the premises were essentially composed of offices, most of which were rented (2.4 million m2, including 1.8 million m2 rented), and technical centers, the majority of which were owned (2.7 million m2 including 1.6 million m2 owned).

In Poland, the properties held by the TP Group at the end of 2008 represented 2.1 million m2.

In 2008, sold through a lease-back procedure three towers in Warsaw representing a surface of 47,315 m2.

The total surface area of TP Group’s developed and undeveloped land represents 15.5 million m2.

In the United Kingdom and Spain, the premises are mainly rented. At the end of 2008, the surface area occupied in Spain represented approximately 120,000 m2 and in the United Kingdom approximately 204,000 m2.

For a presentation of environmental aspects, see Section 6.5.2.

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9. analysis of the financial position and earnings

9.1

ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

138

9.1.1

Overview

138

9.1.2

Analysis of the Group’s Income Statement and Capital Expenditures

142

9.1.3

Analysis by business segment

155

9.1.4

Cash flows, shareholder’s equity and financial debt

173

9.1.5

Additional Information

179

9.2

ANALYSIS OF FRANCE TELECOM S.A.’S FINANCIAL POSITION AND EARNINGS (FRENCH STANDARDS)

185

9.2.1

Overview and Main Developments

185

9.2.2

Breakdown of Income

185

9.2.3

Balance Sheet

189

9.2.4

Equity Interests

190

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9.1     ANALYSIS OF THE GROUP’S FINANCIAL POSITION AND EARNINGS

The following comments are based on the consolidated financial statements established in accordance with International Financial Reporting Standards (IFRS) (See Notes 1 and 2 to the consolidated financial statements). The data relating to the business segments and subsegments presented in the following sections is assumed, unless stated otherwise, to be prior to elimination of inter business segment and inter subsegment transactions (the business segments are described in Section 9.1.3, Analysis by business segment. In addition, the changes below are calculated in thousands of euros, although presented in millions of euros.

The transition from data on a historical basis to data on a comparable basis (see the Financial glossary appendix) for 2007 is described in Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

9.1.1 Overview

This section presents, for the France Telecom group, i) financial data and workforce, ii) a summary of results for 2008, iii) the impact of regulatory rate changes and iv) the main events that took place in 2008.

Gross operating margin (GOM), capital expenditures on tangible and intangible assets excluding licenses (CAPEX) and organic cash flow are not financial measures defined by IFRS. For further information on the calculation of GOM, CAPEX and organic cash flow and the reasons why the France Telecom group uses these measures, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

9.1.1.1 Financial data and workforce

OPERATING DATA

	Year ended December 31
(en millions d’euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Revenues	53,488	51,970	52,959	2.9%	1.0%
GOM (2)	19,399	18,866	19,116	2.8%	1.5%
GOM/Revenues	36.3%	36.3%	36.1%
Operating income	10,272	-	10,799	-	(4.9)%
Operating income/Revenues	19.2%	-	20.4%
CAPEX (2)	6,867	7,012	6,979	(2.1)%	(1.6)%
CAPEX/Revenues	12.8%	13.5%	13.2%
Telecommunication licenses	273	81	85	ns	ns
Average number of employees (3)	182,793	189,633	183,799	(3.6)%	(0.5)%

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Section 9.1.5.3 Financial measures not defined by IFRS and the Financial glossary appendix.

(3)

See the Financial glossary appendix.

NET INCOME

	Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
Operating income	10,272	10,799
Finance costs, net	(2,987)	(2,650)
Income tax	(2,793)	(1,330)
Consolidated net income after tax	4,492	6,819
Net income attributable to equity holders of France Telecom S.A.	4,069	6,300
Minority interests	423	519

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NET FINANCIAL DEBT AND ORGANIC CASH FLOW

	Year ended December 31
(en millions d’euros)	2008	2007 on a historical basis
Organic cash flow (1)	8,016	7,818
Net financial debt (2)	35,859	37,980
Ratio of Net financial debt/GOM	1.85	1.99
(1) See Section 9.1.5.3 Financial measures not defined by IFRS and the Financial glossary appendix. (2) See the Financial glossary appendix.

For further information on the risks related to the France Telecom Group’s financial debt, see Section 4.1 Risks relating to France Telecom’s business.

9.1.1.2 Summary of results for 2008

Revenues totaled 53.5 billion euros in 2008, an increase of 2.9% on a comparable basis (1.0% on a historical basis) compared to 2007.

The total number of customers increased by 6.9% in one year on a historical basis, with 182.3 million customers at December 31, 2008, including 121.8 million mobile telephony customers (increase of 10.8%), and 12.7 million broadband Home ADSL customers (increase of 9.1%).

Gross operating margin, referred to hereinafter as “GOM” (see Section 9.1.5.3 Financial measures not defined by IFRS and the Financial glossary appendix) totaled 19.4 billion euros in 2008, an increase of 2.8% on a comparable basis (1.5% on a historical basis) compared to 2007. Between 2007 and 2008, the ratio of GOM to Group revenues was stable on a comparable basis (increase of 0.2 points on a historical basis) at 36.3% in 2008, in accordance with the announced objective.

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding capital expenditures financed via finance leases, referred to hereinafter as “capital expenditures on tangible and intangible assets excluding licenses” or “CAPEX” (see Section 9.1.5.3 Financial measures not defined by IFRS and the Financial glossary appendix) totaled 6.9 billion euros in 2008. The ratio of capital expenditures on tangible and intangible assets to revenues totaled 12.8% in 2008, in line with the announced objective to maintain this ratio at around 13% of revenues for fiscal year 2008.

Organic cash flow (see Section 9.1.5.3 Financial measures not defined by IFRS and the Financial glossary appendix) totaled 8 billion euros in 2008 (compared to 7.8 billion euros in 2007), in accordance with the announced objective of organic cash flow remaining above 7.8 billion euros for fiscal year 2008.

Net financial debt (see the Financial glossary appendix) totaled 35.9 billion euros at December 31, 2008, down 2.1 billion euros compared to December 31, 2007. The ratio of net financial debt to GOM is down, 1.85 at December 31, 2008 (compared to 1.99 at December 31, 2007).

Net income attributable to equity holders of France Telecom S.A. totaled 4.1 billion euros in 2008, compared to 6.3 billion euros, principally due to an increase in income tax expenses (1.5 billion euros) and a decrease in income on disposals of assets (0.8 billion euros) between the two periods.

The dividend that will be proposed by the Board of Directors at the Annual Shareholders’ Meeting for fiscal year 2008 is 1.40 euros per share. Given the interim dividend of 0.60 euros per share paid on September 11, 2008, the dividend balance will be 0.80 euros, to be paid on June 30, 2009, including 0.40 euros that shareholders may choose to be paid in new shares.

9.1.1.3 Impact of regulatory rate changes

The regulations governing the operations of the France Telecom group are described in Section 6.8 Regulations.

The impact of the decrease in call termination prices and the decrease in roaming rates seen in a number of countries in 2008, notably France, Spain, Poland and the United Kingdom, was particularly pronounced in the mobile telephony sector. In 2008, these cuts caused revenues in the Personal Communication Services (PCS) business segment to fall by over 800 million euros and GOM to fall by close to 430 million euros. In the fixed-line telephony segment, the decrease in call termination prices caused 2008 revenues in the Home Communication Services (HCS) business segment to fall by around 180 million euros and decrease GOM by around 35 million euros.

For further information on regulatory risks see Section 4.2 Legal risks.

9.1.1.4 Main events that took place in 2008

Acquisitions, new subsidiaries and share buybacks

•

In January and November 2008, France Telecom acquired 48.5% of the Compagnie Européenne de Téléphonie (CET) Group, which owns Photo Station and Photo Service, for 68 million euros, including 36 million euros in offsetting of receivables. France Telecom’s interest in the CET Group is consolidated in accordance with the equity method (See Notes 3, 14 and 31 to the consolidated financial statements).

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•

In March 2008, France Telecom announced the acquisition of 100% of Cityvox SAS, a leading Internet media group, which is the leader in the French local website market and also specializes in providing event and leisure information on the Internet. This acquisition is consistent with France Telecom’s strategy of developing its Internet services and the audience of its portals.

•

Between June and September 2008, France Telecom acquired an additional 2.3% interest in FT España for 169 million euros, thereby taking its interest to 81.6% (See Note 3 to the consolidated financial statements).

•

In October 2008, Orange won the tender for the third mobile license (GSM and 3G) in Armenia for 52 million euros. Orange will provide its experience and expertise in order to offer high-performance and innovative services to the high-growth potential Armenian market. The launch of Orange’s commercial operations in Armenia will take place over the coming months following the definitive granting by the Armenian authorities of the license terms and corresponding frequencies.

•

In October 2008, France Telecom and Hits Telecom Uganda formed Orange Uganda Limited to provide telecommunications services in Uganda under the Orange brand. France Telecom contributed 95 million US dollars (71 million euros) in cash, of which 50 million US dollars (40 million euros) was paid in 2008 with the balance to be paid in 2009. Hits Telecom Uganda contributed its license and its main telecommunications assets. Orange Uganda Limited is 53.0% controlled by France Telecom. France Telecom will provide its expertise along with the support and experience of its international teams, plus the necessary financing for an ambitious rollout of its services (See Notes 3, 12, 13 and 29 to the consolidated financial statements).

•

In November 2008, France Telecom and the government of the Republic of Togo signed a memorandum of understanding initiating a period of exclusive negotiations regarding the award of a new global operator license in Togo under the Orange brand.

•

In December 2008, France Telecom bought back shares for 20 million euros under its 2008 share buyback program, a description of which was published on May 28, 2008, for the purposes of honoring its obligations in respect of the Group’s employee remuneration policy in particular free share grants in the first half of 2009 (See Note 20 to the consolidated financial statements).

•

In 2008, TP S.A. bought back shares equal to 2.4% of the share capital for 200 million euros. France Telecom’s interest in TP S.A. thus rose from 48.6% to 49.8% (See Note 3 to the consolidated financial statements).

In 2008, Mobistar carried out an initial share buyback of 2.0% of its share capital, followed by a second share buyback of 3.2% of its share capital, for a total amount of 175 million euros. France Telecom’s interest in Mobistar thus rose from 50.2% to 52.9% (See Note 3 to the consolidated financial statements).

Changes in rates and new offers

•

In January 2008, France Telecom decreased the rate for calls from fixed lines in France. Since January 17, 2008, France Telecom has decreased rates per minute for calls from fixed-line telephones to fixed-line and mobile telephones billed at the general rate with i) decreases of over 5% in the rate per minute to mobile telephones in metropolitan France and the overseas departments, ii) decreases of over 9% in the rate per minute from metropolitan France to domestic fixed-line telephones (metropolitan France), and iii) decreases of over 11% in the rate per minute from metropolitan France to fixed-line telephones in the overseas departments.

•

In April 2008, Orange revised its offer in terms of mobile telephony contracts in France, launching Origami, a concept built around four offers: Origami zen, Origami star, Origami first and Origami jet. These new offers represent a wide selection of mobile telephony contracts, designed for new customer uses, to suit everyone’s needs.

•

In May 2008, Orange launched two innovative voice and data roaming solutions, aimed at decreasing communications costs for all its customers traveling within the European Union. These two new roaming options strengthen the Orange Travel range, the program covering all the Group’s mobile roaming offers. The new voice roaming offer Pays préféré enables 18% to 60% price reductions on voice calls compared to the regulated “Eurotarif” rate (for outgoing calls) regardless what network is used by the caller. The new data roaming offer Pass data enables price reductions on data transfers of up to 90% compared to standard rates.

•

In June 2008, France Telecom decreased the price of calls to its technical and sales support services in France. Since June 1, 2008, France Telecom has been billing calls to its technical and sales support telephone services from fixed France Telecom lines at the local call rate. If the customer calls from an Orange mobile, the call is now deducted from the monthly call allowance like an ordinary call or billed at the usual rate, depending on the customer’s Mobicarte plan. This measure covers both “mobile” and “Internet/multimedia and enhanced fixed-line service” support services. This decrease in prices is one of the measures taken by France Telecom in accordance with the Act for the development of competition for the benefit of consumers (known as the “Chatel Law”). Some of the measures included in this Law had already been implemented as part of the 21 commitments made by the Group in September 2005, following the findings of the French National Consumer Council.

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•

In July 2008, Orange enhanced the Orange Travel range, the program covering all the Group’s mobile roaming offers, and decreased the applicable rates. The Pass Vacances offer allows Orange customers to telephone for 20 minutes (10 minutes in outgoing calls and 10 minutes in incoming calls) and to send 10 SMS within the Europe zone (excluding Switzerland and Andorra: 5 minutes 50 in outgoing calls, 10 in incoming calls and 10 SMS sent) for 6 euros. They can thus save 48%. The Pass Vacances offer, with no commitment from the customer required, is valid for seven days from the date on which it is activated across 32 countries including outside metropolitan France. For customers using their computers to access the Internet from abroad with an Internet Everywhere contract, there are three new developments: a cut of 33% in connection prices in Europe (now charged at 6 euro cents for 10 kB), automatic notifications to customers alerting them each time that charges cross a threshold of 50 euros, and a revamping of the “Pass mail et surf international” (5 euros for 3 MB, 20 euros for 20 MB or 75 euros for 100 MB, valid for seven days and once again with no commitment from the customer required).

•

In July 2008, Orange launched the iPhone 3G in France and other countries, including Switzerland, Austria and Portugal. The iPhone 3G takes advantage of factors that made its predecessor a success: a revolutionary mobile telephone with a touch-sensitive screen, iPod functionality, Internet access and email functionality. This new version of the iPhone provides access to the 3G+ technology that, at Orange, covered 71% of the French population at December 31, 2008. It also offers new functionalities such as geolocation using GPS (Global Positioning System) and email via Microsoft Exchange.

•

In December 2008, the French Competition Council suspended, pending its decision on the substance of the matter, the exclusive partnership between Orange and Apple with respect to the marketing of the iPhone in France. This decision was confirmed by the Paris Court of Appeal on February 4, 2009. France Telecom is appealing (See Note 30 to the consolidated financial statements).

Network rollout

•

In January 2008, Orange and Yoigo announced the signing of an agreement to share their mobile network infrastructures throughout Spain.

•

In February 2008, Orange and Vodafone defined the next steps that will enable them to provide optimum mobile coverage to as many customers as possible across the UK.

•

In March 2008, Orange and the Association des Responsables de Copropriétés (ARC – Association of Joint-Ownership Structure Managers) announced the signing of a memorandum of understanding setting out the terms and conditions for installing fiber optics in each of the 11,000 member joint-ownership structures that opt for fiber optic installation by Orange.

•

In May 2008, the Conseil Supérieur de l’Audiovisuel (CSA – Broadcasting Council) allocated Orange a DVB-H frequency to broadcast the Orange sports TV channel on IPTV. The allocation of this frequency has enabled Orange sports TV to pursue its development and expand its audience.

•

In May 2008, as part of the rollout of Orange’s triple play offer (telephony, Internet, television), France Telecom announced the signing of an agreement with Eutelsat allowing it to extend the coverage of the TV d’Orange offer. Thanks to a mix of ADSL and satellite technology, Orange TV programs are now available for almost all French homes.

•

In November 2008, France Telecom signed a memorandum of understanding with a view to laying a submarine fiber optic cable that will enable over 20 countries along the West African coast to connect up to the Internet. Named ACE (Africa Coast to Europe), this cable of approximately 12,000 kilometers will extend from Gabon to France beginning in 2011. The possibility of an extension to South Africa is also being examined. For this project, France Telecom and its subsidiaries have partnered up with a number of international operators.

•

In December 2008, at the conclusion of the first meeting of the Very High Speed Committee held at the French Ministry of State for the Development of the Digital Economy, in the presence of the President of ARCEP (Autorité de Régulation des Postes et Telecommunications Electroniques - The French postal and telecommunications regulatory authority), Numéricable, Orange and SFR signed an agreement setting out the terms for sharing fiber optic cabling installed by any of them in buildings, examining in particular the optimal use of existing infrastructure. The residents of every building in the areas covered by the trial will thus have a choice of at least three operators.

The signatories agreed to implement a “single fiber” solution in the area in which they are currently rolling out or will shortly rollout their networks. Every residence is thus provided with a dedicated fiber, ascribed to the operator chosen by the subscriber at the network access point.

They also agreed to rollout a “multi-fiber” solution in the 15th arrondissement of Paris and in a provincial town still to be decided, a new technique consisting of installing four fibers per residence, which each operator can connect up to its network at the network access point.

This agreement is open to all other operators wishing to join. The signatory operators are taking a pragmatic and open approach via this agreement and have agreed to revise these terms on the basis of feedback from the trials undertaken and the initial rollouts. They will actively participate in the efforts undertaken by the Minister of State and ARCEP to draw lessons from the various trials that are being undertaken. The operators have undertaken to ensure that the pre-deployments already rolled out at this date will continue to function.

Investments in content and new offers

•

In February 2008, Orange acquired three of the twelve packages offered for sale by the French professional football league, granting the right to broadcast 1st Division games for the next four seasons, for a total of 203 million euros per full year. In total, these commitments amount to 846 million euros, payable in installments up to 2012 (See Note 29 to the consolidated financial statements).

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•

During the first half of 2008, Orange bought content broadcasting rights, in particular from movie studios, for the Orange cinéma séries service, for an estimated total of 337 million euros. Depending on the contract, the payment of these commitments is spread out through 2014 (See Note 29 to the consolidated financial statements).

•

In November 2008, Orange launched the Orange cinéma séries service. The service is comprised of five channels including one in high definition: Orange cinemax, Orange cinehappy, Orange cinechoc, Orange cinenovo and Orange cinegéants. Orange cinéma séries will offer subscribers in excess of 1,200 movies, 1,000 hours of series, 200 documentaries and 300 hours of youth series per annum. In order to broadcast top quality movies and series, Orange is pursuing an intensive policy of partnerships with the leading Hollywood and French studios. The Orange cinéma séries service is offered at a monthly rate of 12 euros on television and computer, and 6 euros per month on mobile phones.

Research & Development

•

In January 2008, France Telecom inaugurated its new Orange Lab in Cairo, Egypt. This new Orange Lab will enable the Group to strengthen its presence in Egypt as well as its capacity to offer innovative services to its customers, especially in the Middle-East and Africa region. The Group now has 18 Orange Labs worldwide.

•

In March 2008, France Telecom announced the official opening and effective operational start-up of its new Technocentre, in Amman, Jordan. This new Technocentre thus becomes part of the Group’s international network of 18 Orange Labs. The aim of the Amman Technocentre is to design and launch new products in Jordan and other countries in the Africa/Middle-East/Asia zone, as well as in the other countries where the Group operates.

Other

•

In February 2008, Orange, Thomson and Sagem Communications set up Soft At Home, a joint venture to publish software for the digital home. The goal of Soft At Home is to develop and promote a software platform to simplify and speed up the adoption of residential digital services.

•

In June 2008, Orange announced the launch of its new development plan in the United Kingdom in order to improve the services offered to its customers and to drive growth. This plan provides in particular for 500 new account managers, the expansion of the number of stores to 400 as well as a new online store, and investments in the 2G and 3G networks to improve network quality and coverage.

•

In July 2008, Orange announced the opening, over the next two to three years, of 300 stores in Spain under the Orange brand. Capital expenditures on these openings are estimated at 80 to 100 million euros.

•

In September 2008, One, the Austrian mobile telephone operator (65% owned by Mid Europa Partners and 35% by France Telecom), as well as Telkom Kenya, the Kenyan incumbent operator (of which France Telecom acquired 51% in December 2007), switched from their traditional brands to the Orange brand.

•

In November 2008, the Electronic Communications Authority (OEC) in Poland published the final report of the commission tasked with examining the merits of a functional separation of TP S.A., the incumbent telephone operator in Poland. Functional separation consists of strictly separating, within the incumbent operator, the entity charged with marketing access to infrastructure from the other services. The commission deemed that functional separation would be an effective means of improving cooperation between TP S.A. and alternative operators but that it would certainly not eliminate the obstacles to market development that have been identified. TP S.A. offered its own proposals to the OEC in January 2009.

For further information on the risks relating to France Telecom’s business and on regulatory risks, see Sections 4.1 Risks relating to France Telecom’s business and 4.2 Legal risks.

•

In December 2008, France Telecom and Etisalat announced the signing of a strategic cooperation agreement covering residential digital solutions, content, international networks and business solutions. Etisalat will thus take a 16.6% interest in Soft At Home, a joint venture by Thomson, Sagem and France Telecom in order to develop software solutions for triple play services (Internet, voice, telephony) in the home.

9.1.2 Analysis of the Group’s Income Statement and Capital Expenditures

This section presents, for the France Telecom group, i) an analysis from revenues to GOM, ii) the transition from GOM to operating income, iii) the transition from operating income to net income and iv) capital expenditures.

Gross operating margin (GOM) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial measures defined by IFRS. For further information on the calculation of the GOM and CAPEX and the reasons why the France Telecom group uses these measures, see Section 9.1.5.3 Financial measures not defined by IFRS and the Financial glossary appendix.

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9.1.2.1 From Group revenues to the gross operating margin

	Year ended December 31
(in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Revenues	53,488	51,970	52,959	2,9%	1,0%
OPEX (2)	(34,089)	(33,104)	(33,843)	3,0%	0,7%
In % of revenues	63.7%	63.7%	63.9%	-	(0.2 pt)
OPEX excluding labour expenses(wages and employee benefit expenses) (2)	(25,530)	(24,357)	(25,076)	4,8%	1,8%
In % of revenues	47.7%	46.9%	47.4%	0.8 pt	0.3 pt
• External purchases (2)	(23,652)	(22,414)	(23,156)	5.5%	2.1%
• Other operating income and expenses (3)	(1,878)	(1,943)	(1,920)	(3.4)%	(2.2)%
Labour expenses(wages and employee benefit expenses) (2)	(8,559)	(8,747)	(8,767)	(2.2)%	(2.4)%
In % of revenues	16.0%	16.8%	16.6%	(0.8 pt)	(0.6 pt)
GOM	19,399	18,866	19,116	2.8%	1.5%
In % of revenues	36.3%	36.3%	36.1%	-	0.2 pt

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See the Financial glossary appendix and Note 5 to the consolidated financial statements.

(3)

See Note 5 to the consolidated financial statements.

9.1.2.1.1  Revenues

On a comparable basis, revenues were up 2.9% between 2007 and 2008, driven by growth markets (see the Financial glossary appendix), which saw revenues rise by 9.4%. In parallel, mature markets (see the Financial Glossary appendix) grew by 2.3% on a comparable basis between the two periods.

	Year ended December 31
REVENUES (2) (in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Personal Communication Services (PCS)	29,477	27,915	29,119	5.6%	1.2%
PCS France	10,516	9,999	9,998	5.2%	5.2%
PCS United Kingdom	5,689	5,352	6,217	6.3%	(8.5)%
PCS Spain	3,382	3,370	3,404	0.4%	(0.7)%
PCS Poland	2,464	2,301	2,133	7.1%	15.5%
PCS Rest of the World	7,573	7,066	7,550	7.2%	0.3%
Eliminations	(147)	(173)	(183)	-	-
Home Communication Services (HCS)	22,951	23,028	22,671	(0.3)%	1.2%
HCS France	18,071	18,041	17,957	0.2%	0.6%
HCS Poland	2,995	3,092	2,886	(3.1)%	3.8%
HCS Rest of the World	2,214	2,166	2,100	2.2%	5.4%
Eliminations	(329)	(271)	(272)	-	-
Enterprise Communication Services (ECS)	7,778	7,631	7,721	1.9%	0.7%
Eliminations	(6,718)	(6,604)	(6,552)	-	-
GROUP TOTAL	53,488	51,970	52,959	2.9%	1.0%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See Note 4 to the consolidated financial statements.

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Changes in revenues

The France Telecom group posted revenues of 53,488 million euros in 2008, up 1.0% on a historical basis and 2.9% on a comparable basis compared to 2007.

On a historical basis, the 1.0% (529 million euros) increase in Group revenues between 2007 and 2008 included:

•

the negative effect of foreign exchange fluctuations (670 million euros) between the two periods, as a result primarily of the fall in the value of the pound sterling (921 million euros), partly offset by the rise in the value of the Polish zloty (376 million euros) against the euro; and

•

the negative effect (319 million euros) of changes in the scope of consolidation and other changes. The changes in the scope of consolidation and other changes mainly included the sale of Orange’s mobile and Internet operations in the Netherlands on October 1, 2007 for 543 million euros, partly offset by the acquisitions of Telkom Kenya on December 21, 2007 (124 million euros) and of Ya.com on July 31, 2007 (102 million euros).

On a comparable basis, the Group’s revenues rose by 2.9% (1,518 million euros) between 2007 and 2008, driven by the growth in the mobile telephony business, ADSL broadband services and multi-service offers in France and in business services:

•

PCS (mobile services) revenues were up 5.6% on a comparable basis between 2007 and 2008 to 29,477 million euros. The growth in the mobile telephony business stemmed from both the dynamic increase in the subscriber base and the growth of data services, in particular non-SMS data services, helped by the widespread availability of multimedia handsets, the development of Internet Everywhere and new content offers. Between the two periods, PCS revenues grew in every subsegment, in particular, with over 5% growth in France, the United Kingdom, Poland and the Rest of the World. In Spain, business was affected by the economic slowdown (2008 revenues up 0.4% compared to 2007).

•

HCS (fixed-line and Internet services) revenues amounted to 22,951 million euros in 2008, down 0.3% compared to 2007 on a comparable basis. This slight fall was mainly due to i) the effect of rate cuts decided by regulators in France, Poland and Spain, and ii) in France, by the end of the positive effect of the increase in telephone subscription fees (which took place on July 1, 2007). Between the two periods, the continued decline in traditional telephone services (traditional telephone subscriptions and communications) in France and Poland was to a great extent offset by sustained growth in ADSL broadband services and multi-service offers. In the Rest of the World, overall revenues were up 2.2% on a comparable basis between 2007 and 2008.

•

ECS (business services) revenues amounted to 7,778 million euros in 2008, up 1.9% compared to 2007 on a comparable basis, thereby confirming the improvement seen since the second half of 2007. Between 2007 and 2008, critical communications applications integration and outsourcing services continued to post strong, above-market growth. Enhanced network services remained dynamic with the ongoing development of IP (Internet Protocol) network services. The downward trend in fixed-line telephony and traditional data services, stemming from the migration of businesses to more modern technologies and the fall in calling service volumes, was not as strong as in the past.

Changes in the number of customers

On a historical basis, the number of France Telecom group customers via controlled companies amounted to 182.3 million at December 31, 2008, up 6.9% compared to December 31, 2007. The number of additional customers between December 31, 2008 and December 31, 2007 was thus 11.8 million for the Group. With 121.8 million customers at December 31, 2008, the number of mobile telephony customers was up 10.8% on December 31, 2007, representing an additional 11.8 million customers. The number of mobile broadband customers rose sharply, with 26.7 million customers at December 31, 2008 (after taking into account a change in definition for Belgium and the Dominican Republic) compared to 15.7 million at December 31, 2007. Similarly, the number of Home ADSL broadband customers is growing rapidly, amounting to 12.7 million at December 31, 2008 compared to 11.7 million at December 31, 2007, representing a 9.1% increase. The total number of Internet customers (broadband and low-speed) was 13.8 million at December 31, 2008, up 5.0% compared to December 31, 2007, representing 0.7 million additional customers.

On a comparable basis, the number of France Telecom group customers via controlled companies rose 6.7% between December 31, 2007 and December 31, 2008, while the numbers of mobile telephony and Internet customers were up 10.8% and 4.9%, respectively, compared to December 31, 2007.

9.1.2.1.2  Operating expenses

Operating expenses included in GOM (also referred to hereinafter as OPEX, see the Financial glossary appendix) amounted to 34,089 million euros in 2008. Compared to 2007, the ratio of operating expenses included in the GOM to revenues ratio was down 0.2 points on a historical basis and unchanged on a comparable basis, at 63.7% of 2008 revenues.

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OPEX EXCLUDING LABOUR EXPENSES (WAGES AND EMPLOYEE BENEFIT EXPENSES)

	Year ended December 31
(in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
OPEX excluding labour expenses (wages and employee benefit expenses) (2)	(25,530)	(24,357)	(25,076)	4.8%	1.8%
In % of revenues	47.7%	46.9%	47.4%	0.8 pt	0.3 pt
External purchases (2)	(23,652)	(22,414)	(23,156)	5.5%	2.1%
In % of revenues	44.2%	43.1%	43.7%	1.1 pt	0.5 pt
• Commercial expenses (2)	(8,329)	(7,902)	(8,082)	5.4%	3.1%
• Service fees and inter-operator costs	(7,979)	(7,566)	(7,895)	5.5%	1.1%
• Other network expenses and IT expenses (2)	(2,916)	(2,796)	(2,822)	4.3%	3.3%
• Other external purchases (2)	(4,428)	(4,150)	(4,357)	6.7%	1.6%
Other operating income and expenses	(1,878)	(1,943)	(1,920)	(3.4)%	(2.2)%
In % of revenues	3.5%	3.7%	3.6%	(0.2 pt)	(0.1 pt)
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix.

The operating expenses excluding labour expenses (wages and employee benefit expenses) that are included in GOM (see the Financial glossary appendix) amounted to 25,530 million euros in 2008. The ratio of operating expenses excluding labour expenses (wages and employee benefit expenses) to revenues was 47.7% in 2008 compared to 47.4% in 2007 on a historical basis (representing a 0.3 point rise) and 46.9% on a comparable basis (representing a 0.8 point rise) in the same year.

On a historical basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 1.8%, representing an additional expense of 454 million euros between the two periods. This increase included factors reducing operating expenses excluding labour expenses (wages and employee benefit expenses), in particular:

•

the effect of foreign exchange fluctuations (537 million euros) between the two periods, mainly as a result of the change in the value of the pound sterling against the euro (649 million euros); and

•

the effect of changes in the scope of consolidation and other changes (182 million euros), mainly relating to the sale of Orange’s mobile and Internet operations in the Netherlands on October 1, 2007 (388 million euros), partly offset by the acquisitions of Ya.com on July 31, 2007 (142 million euros) and of Telkom Kenya on December 21, 2007 (64 million euros).

On a comparable basis, operating expenses excluding labour expenses (wages and employee benefit expenses) rose 4.8% between 2007 and 2008, representing an additional expense of 1,173 million euros. This increase stemmed from the 5.5% rise in external purchases, partly offset by the 3.4% reduction in other operating expenses (net of other operating income).

External purchases

External purchases (see the Financial glossary appendix) amounted to 23,652 million euros in 2008, representing 44.2% of revenues. Between 2007 and 2008, the ratio of external purchases to revenues rose 0.5 points on a historical basis and 1.1 points on a comparable basis.

On a historical basis, the 2.1% (496 million euros) rise in external purchases between 2007 and 2008 includes factors reducing external purchases, in particular:

•

the effect of foreign exchange fluctuations of 528 million euros; and

•

the impact of changes in the scope of consolidation and other changes, which represents 215 million euros between the two periods.

On a comparable basis, external purchases rose 5.5% (1,238 million euros) between 2007 and 2008. This increase stemmed from:

•

the 5.4% increase in commercial expenses (see the Financial glossary appendix). In addition to the effect of higher sales, the ratio of commercial expenses to revenues rose 0.4 points between the two periods (15.6% in 2008 compared to 15.2% in 2007), primarily in France, mainly as a result of i) the upgrading of handsets and other products sold combined with the special efforts made to promote and develop mobile broadband handsets, and ii) increased efforts to improve customer loyalty and win new customers in a highly competitive environment;

•

the 5.5% rise in service fees and inter-operator costs, reflecting in particular the growth in the mobile telephony business. The ratio of service fees and inter-operator costs to revenues rose slightly from 14.6% in 2007 to 14.9% in 2008, the development of unlimited offers only partly offsetting the fall in call termination prices;

•

the 4.3% rise in other network expenses and IT expenses (see the Financial glossary appendix), mainly stemmed from the fixed-line telephony business in France. The rise in outsourcing fees relating to technical operation and maintenance stemmed primarily from the rapid growth of ADSL broadband multi-service offers. The ratio of other network expenses and IT expenses to revenues was 5.5% in 2008 compared to 5.4% in 2007, representing a limited 0.1 point rise between the two periods; and

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•

the 6.7% increase in other external purchases (see the Financial glossary appendix), largely as a result of the sharp rise in service fees and costs paid to content publishers, and to a lesser extent to the rise in real estate fees between the two periods. The ratio of other external purchases to revenues rose by 0.3 points between the two periods to 8.3% in 2008 compared to 8.0% in 2007.

Other operating income and expenses

In 2008, other operating expenses (net of other operating income) amounted to 1,878 million euros, representing 3.5% of revenues (See Note 5 to the consolidated financial statements). Between 2007 and 2008, other operating expenses (net of other operating income) were down 2.2% on a historical basis and 3.4% on a comparable basis.

On a historical basis, the 42 million euros reduction in other operating expenses (net of other operating income) between 2007 and 2008 included factors increasing the other operating expenses (net of other operating income), in particular i) the impact of changes in the scope of consolidation and other changes of 32 million euros, ii) partly offset by the effect of foreign exchange fluctuations of 9 million euros between the two periods.

On a comparable basis, the 65 million euros reduction in other operating expenses (net of other operating income) between 2007 and 2008 stemmed from the 127 million euros reduction in other operating expenses, the positive effect of which was limited by the 62 million euros fall in other operating income. Between the two periods, the reduction in other operating expenses was primarily due to the reduction in French business taxes and legal provisions.

Labour expenses (wages and employee benefit expenses)

The labour expenses (wages and employee benefit expenses) that are included in GOM (see the Financial glossary appendix) do not include employee profit-sharing and share-based compensation (see Section 9.1.2.2 From Group gross operating margin to operating income).

Between 2007 and 2008, the ratio of labour expenses (wages and employee benefit expenses) to revenues fell by 0.6 points on a historical basis and by 0.8 points on a comparable basis, going from 16.6% of revenues in 2007 on a historical basis (16.8% on a comparable basis) to 16.0% of revenues in 2008.

	Year ended December 31
LABOUR EXPENSES (WAGES AND EMPLOYEE BENEFIT EXPENSES) AND EMPLOYEES	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Labour expenses (wages and employee benefit expenses) (2) (3)
France Telecom S.A.	(5,300)	(5,415)	(5,329)	(2.1)%	(0.5)%
Subsidiaries in France	(515)	(582)	(640)	(11.5)%	(19.4)%
Total France	(5,815)	(5,997)	(5,969)	(3.0)%	(2.6)%
International subsidiaries	(2,744)	(2,750)	(2,798)	(0.3)%	(2.0)%
GROUP TOTAL	(8,559)	(8,747)	(8,767)	(2.2)%	(2.4)%
In % of revenues	16.0%	16.8%	16.6%	(0.8,pt)	(0.6,pt)
Average number of employees (full-time equivalent) (2)
France Telecom S.A.	93,333	96,885	95,858	(3.7)%	(2.6)%
Subsidiaries in France	7,676	7,750	8,677	(0.9)%	(11.5)%
Total France	101,009	104,635	104,535	(3.5)%	(3.4)%
International subsidiaries	81,784	84,998	79,264	(3.8)%	3.2%
GROUP TOTAL	182,793	189,633	183,799	(3.6)%	(0.5)%
Number of employees (active employees at end of period) (2)
France Telecom S.A.	94,359	98,436	97,355	(4.1)%	(3.1)%
Subsidiaries in France	7,895	7,783	8,817	1.4%	(10.5)%
Total France	102,254	106,219	106,172	(3.7)%	(3.7)%
International subsidiaries	83,795	84,275	81,159	(0.6)%	3.2%
GROUP TOTAL	186,049	190,494	187,331	(2.3)%	(0.7)%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix. (3) In millions of euros.

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On a historical basis, labour expenses (wages and employee benefit expenses) were down 2.4% (208 million euros) between 2007 and 2008 at 8,559 million euros in 2008 compared to 8,767 million euros in 2007. This reduction included factors reducing labour expenses (wages and employee benefit expenses), in particular i) the effect of foreign exchange fluctuations of 59 million euros, ii) partly offset by the impact of changes in the scope of consolidation and other changes, representing 39 million euros between the two periods.

On a comparable basis, labour expenses (wages and employee benefit expenses) went from 8,747 million euros in 2007 to 8,559 million euros in 2008, representing a reduction of 188 million euros. This 2.2% reduction in labour expenses (wages and employee benefit expenses) stemmed from a 3.6% fall due to the volume effect, associated with the lower average number of employees (full-time equivalents, see the Financial glossary appendix), namely 6,840 fewer employees, mainly in France and Poland, partly offset by a 1.4% increase due to the cost effect.

9.1.2.1.3  Gross operating margin

Gross operating margin (GOM) is not a financial measure defined by IFRS. For further information on the calculation of GOM and the reasons why the France Telecom group uses this measure, see Section 9.1.5.3 Financial measures not defined by IFRS and the Financial glossary appendix.

On a historical basis, the France Telecom Group’s GOM was up 1.5% (283 million euros) compared to 2007, reaching 19,399 million euros in 2008. The increase in the GOM between the two periods includes, in particular:

•

the negative impact of changes in the scope of consolidation and other changes of 176 million euros, mainly due to the sale of Orange’s mobile and Internet operations in the Netherlands on October 1, 2007 for 97 million euros and the acquisition of Ya.com on July 31, 2007 for 58 million euros;

•

as well as the negative effect of foreign exchange fluctuations of 74 million euros.

On a comparable basis, the France Telecom Group’s GOM rose 2.8% (533 million euros) from 18,866 million euros in 2007 to 19,399 million euros in 2008:

•

the 4.2% (407 million euros) rise in the GOM of PCS (mobile services) between 2007 and 2008 mainly stemmed from the 5.2% increase in the GOM of PCS Rest of the World (156 million euros), the 11.8% growth in the GOM of PCS United Kingdom (138 million euros) and the 1.5% rise in the GOM of PCS France (57 million euros). The PCS GOM grew in every subsegment. This increase reflected the growth in the mobile telephony business, sustained by the continued expansion of the customer base. Between the two periods, the effect of the 5.6% increase in PCS revenues was partly offset by the rise in external purchases, in particular i) service fees and inter-operator costs, partly related to the development of unlimited offers, and ii) expenses helping to ensure growth in revenues, such as commercial expenses. In 2008, the ratio of GOM to PCS revenues was 34.3%, down 0.4 points compared to 2007 on a comparable basis:

•

the 1.4% (108 million euros) fall in the GOM of HCS (fixed-line and Internet services) stemmed from i) the 2.0% fall in the GOM of HCS France (133 million euros), and to a lesser extent from the 2.5% reduction (32 million euros) in the GOM of HCS Poland, ii) partly offset by the sharp increase in the GOM of PCS Rest of the World, which more than doubled between 2007 and 2008. The lower GOM of the fixed-line telephony business stemmed mainly from the 0.3% fall in revenues, and in part from the 0.2% increase in operating expenses included in GOM. Between the two periods, the increase in external purchases (in particular service fees and costs paid to content publishers, other network expenses and IT expenses, and commercial expenses) was almost wholly offset by the reduction in labour expenses (wages and employee benefit expenses) and other operating expenses (net of other operating income). The ratio of GOM to HCS revenues was thus 33.7% in 2008, down 0.3 points compared to 2007 on a comparable basis;

•

the GOM of ECS (business services) rose 17.4% (232 million euros) between 2007 and 2008. This sharp increase in the ECS GOM stemmed from the 1.9% rise in revenues combined with the 1.3% reduction in operating expenses included in GOM. The reduction in external purchases, in particular overhead, purchases of equipment, commercial expenses and service fees and inter-operator costs, made it possible to better balance the impact of the transformation of the ECS business model (with a growing service component) and the overall profitability of business services. The ratio of ECS GOM to revenues was thus up 2.6 points compared to 2007, reaching 20.1% in 2008.

Lastly, the ratio of the Group’s GOM to revenues was up 0.2 points compared to 2007 on a historical basis, reaching 36.3% in 2008. On a comparable basis, the ratio of the Group’s GOM to revenues was unchanged between 2007 and 2008, in line with the stated objective.

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9.1.2.2 From Group gross operating margin to operating income

	Year ended December 31
(in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
GOM	19,399	18,866	19,116	2.8%	1.5%
Employee profit-sharing	(319)	-	(359)	-	(11.2)%
Share-based compensation	(82)	-	(279)	-	(70.5)%
Depreciation and amortization	(7,776)	(8,001)	(8,111)	(2.8)%	(4.1)%
Impairment of goodwill	(271)	-	(26)	-	ns
Impairment of non-current assets	(9)	-	(107)	-	(91.6)%
Gains (losses) on disposal of assets	11	-	769	-	(98.6)%
Restructuring costs	(470)	-	(208)	-	126.1%
Share of profits (losses) of associates	(211)	-	4	-	ns
Operating income	10,272	-	10,799	-	(4.9)%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

EMPLOYEE PROFIT-SHARING

Employee profit-sharing expenses amounted to 319 million euros in 2008 compared to 359 million euros in 2007, representing a reduction of 40 million euros. This reduction was primarily due to the reduction in employee profit-sharing expenses at France Telecom S.A. between the two periods.

SHARE-BASED COMPENSATION

Year ended December 31
SHARE-BASED COMPENSATION (1) (in millions of euros)	2008	2007 on a historical basis
Free share award plans	(57)	(149)
Stock option plans	(25)	(23)
Employee shareholding plan	-	(107)
GROUP TOTAL	(82)	(279)
(1) See Notes 5 and 26 to the consolidated financial statements.

DEPRECIATION AND AMORTIZATION

	Year ended December 31
DEPRECIATION AND AMORTIZATION (in millions of euros)	2008	2007on a comparable basis (1)	2007on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Personal Communication Services (PCS)	(4,171)	(4,266)	(4,456)	(2.2)%	(6.4)%
Home Communication Services (HCS)	(3,243)	(3,317)	(3,238)	(2.2)%	0.1%
Enterprise Communication Services (ECS)	(362)	(421)	(420)	(13.9)%	(13.7)%
Eliminations	-	3	3	-	-
GROUP TOTAL	(7,776)	(8,001)	(8,111)	(2.8)%	(4.1)%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

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On a historical basis, depreciation and amortization were down 4.1% (335 million euros) between 2007 and 2008. This included factors reducing depreciation and amortization, in particular:

•

the impact of changes in the scope of consolidation and other changes (57 million euros) mainly arising from the sale of Orange’s mobile and Internet operations in the Netherlands on October 1, 2007 for 85 million euros, partly offset by the acquisition of Ya.com on July 31, 2007 for 18 million euros;

•

as well as the effect of foreign exchange fluctuations, which amounted to 53 million euros between the two periods.

On a comparable basis, depreciation and amortization were down 2.8% (225 million euros) between 2007 and 2008, amounting to 7,776 million euros in 2008. This fall was mainly due to i) the lower accelerated depreciation and amortization of certain non-current assets (significantly down in 2008 on 2007) and the end of the depreciation and amortization of certain non-current assets in 2008, relating in particular to the mobile telephony business in France and the fixed-line telephony business in Poland, ii) the lower amortization of customer bases in Spain, iii) partly offset by the increase, between the two periods, of depreciation and amortization within the international mobile and fixed-line telephony subsidiaries (PCS Rest of the World and HCS Rest of the World).

IMPAIRMENT OF GOODWILL

Year ended December 31
IMPAIRMENT OF GOODWILL (1) (in millions of euros)	2008	2007 on a historical basis
HCS - Spain	(140)	-
HCS - Kenya	(57)	(26)
PCS - Ivory Coast	(42)	-
Other	(32)
GROUP TOTAL	(271)	(26)
(1) See Note 6 to the consolidated financial statements.

In Spain, the 140 million euros impairment loss in 2008 was based on the market value of the fixed-line business in Spain. This value takes into account a sharp fall in the market value of income per broadband subscriber observed in comparable transactions in 2008.

In Kenya, the 57 million euros impairment loss in 2008 stemmed from difficulties implementing the transition plan and starting up mobile operations primarily as a result of the post-electoral violence in Kenya in early 2008.

Impairment of non-current assets

The impairment of non-current assets amounted to 9 million euros in 2008 compared to 107 million euros in 2007.

GAINS (LOSSES) ON DISPOSAL OF ASSETS

Year ended December 31
GAINS (LOSSES) ON DISPOSAL OF ASSETS (1) (in millions of euros)	2008	2007 on a historical basis
Disposal of Tower Participations (company owning TDF) (2)	-	307
Disposal of 100% of Orange’s mobile and Internet operations in the Netherlands (3)	-	299
Disposal of 20% of Bluebirds Participations France (company owning Eutelsat Communications)	-	104
Disposal of 17.5% of One GmbH (share restructuring) (4)	-	36
Other	11	23
GROUP TOTAL	11	769

(1)

See Notes 3 and 7 to the consolidated financial statements.

(2)

See Notes 7 and 29 to the consolidated financial statements.

(3)

See Notes 3, 7, 11, 12, 13 and 29 to the consolidated financial statements.

(4)

See Notes 3, 7, 14 and 29 to the consolidated financial statements.

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RESTRUCTURING COSTS

Year ended December 31
RESTRUCTURING COSTS(1) (in millions of euros)	2008	2007 on a historical basis
Public service secondment costs in France	(69)	(66)
Early retirement plans in France (2)	(35)	19
Other restructuring costs	(366)	(161)
France Telecom S.A.	(185)	(97)
TP S.A.	(49)	-
FT España	(38)	-
Orange UK	(28)	(31)
Other	(66)	(33)
GROUP TOTAL	(470)	(208)

(1)

See Notes 8 and 24 to the consolidated financial statements.

(2)

Effect of the change in the discount rate in 2007 and 2008 and effect of the Law on Social Security Funding in 2008. See Notes 2, 8, 10, 23, 24 and 29 to the consolidated financial statements.

SHARE OF PROFITS (LOSSES) OF ASSOCIATES

Year ended December 31
SHARE OF PROFITS (LOSSES) OF ASSOCIATES (1) (in millions of euros)	2008	2007 on a historical basis
Sonaecom (2)	(194)	-
Other	(17)	4
GROUP TOTAL	(211)	4

(1)

See Note 14 to the consolidated financial statements.

(2)

199 million euros impairment loss on Sonaecom shares, a mobile telephone operator in Portugal in which France Telecom has a 20% interest. See Notes 14 and 29 to the consolidated financial statements.

Operating income

The France Telecom Group’s operating income amounted to 10,272 million euros in 2008 compared to 10,799 million euros in 2007 on a historical basis, representing a decrease of 4.9% (527 million euros), primarily attributable to the lower gains on disposal of assets. Between the two periods, the lower gains on disposal of assets (758 million euros), higher restructuring costs (262 million euros), the worsening share of profits (losses) of associates (215 million euros) and higher impairment losses (147 million euros) were partly offset by lower depreciation and amortization (335 million euros), an increase in GOM (283 million euros) and by the reduction in share-based compensation (197 million euros) and employee profit-sharing (40 million euros).

9.1.2.3 From Group operating income to net income

Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
Operating income	10,272	10,799
Interest expenses, net	(2,766)	(2,521)
Foreign exchange gains (losses)	(63)	(4)
Discounting expense	(158)	(125)
Finance costs, net	(2,987)	(2,650)
Income tax	(2,793)	(1,330)
Consolidated net income after tax	4,492	6,819
Net income attributable to equity holders of France Telecom S.A.	4,069	6,300
Minority interests	423	519

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9.1.2.3.1  Finance costs, net

Finance costs, net amounted to 2,987 million euros in 2008 compared to 2,650 million euros in 2007, representing an additional expense of 337 million euros. This change stemmed from i) higher interest expenses, net, representing a negative impact of 245 million euros between the two periods, and ii) to a lesser extent the negative impact of foreign exchange results (59 million euros) and to an increase in the amounts resulting from discounting (representing an additional expense of 33 million euros). The change in France Telecom’s net financial debt is set out in Section 9.1.4.3 Financial debt and financial resources.

For further information on financial market risks, see Section 4.3 Risks relating to financial markets.

France Telecom’s policy is to not use derivative financial instruments for speculative purposes (see Section 9.1.4.3.3 Exposure to market risks and financial instruments and Notes 27 and 28 to the consolidated financial statements). Likewise, in terms of investments, France Telecom has a prudent management policy. The return on France Telecom S.A.’s investments amounted to the EONIA rate +40 basis points in 2008 (compared to the EONIA rate +11 basis points in 2007).

Interest expenses, net

INTEREST EXPENSES, NET INDICATORS

	Year ended December 31
(in millions of euros)	2008	2007 on a historical basis	Change on a historical basis
Interest expenses, net	(2,766)	(2,521)	(245)
Net financial debt at end of period (1)	35,859	37,980	(2,121)
Average net financial debt outstanding over the period	35,344	37,884	(2,540)
Weighted average cost of net financial debt	6.66%	6.46%	-
(1) See the Financial glossary appendix and Note 21 to the consolidated financial statements.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average outstanding amount, calculated based on net financial debt adjusted for the non-interest bearing amounts, such as accrued interest payable and liabilities in respect of commitments to buy out minority interests.

CHANGE IN INTEREST EXPENSES, NET

(in millions of euros)	Year ended December 31
2007 interest expenses, net (historical basis)	(2,521)
Increase factors:
Increase in change in the fair value of the price guarantee given to minority shareholdersof FT España / Amena ((381) million euros in 2008 compared to zero in 2007) (1)	(381)
Increase in weighted average cost of net financial debt	(71)
Decrease factors:
Decrease in average net financial debt outstanding	164
Decrease in change in the fair value of commitments to buy out minority interests (24 million euros in 2008 compared to (32) million euros in 2007)(2)	56
Other items	(13)
2008 interest expenses, net	(2,766)
(1) See Notes 9, 10, 21, 22, 27, 28 and 29 to the consolidated financial statements. (2) See Notes 9 and 21 to the consolidated financial statements.

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Foreign exchange gains (losses)

Year ended December 31
FOREIGN EXCHANGE GAINS (LOSSES)(1) (in millions of euros)	2008	2007 on a historical basis
TP Group	(27)	17
Equant	(27)	(15)
Other	(9)	(6)
GROUP TOTAL	(63)	(4)
(1) Foreign exchange gains (losses) stem from the revaluation of open borrowing positions in foreign currencies.

Discounting expense

Discounting expense primarily concerned commitments relating to early retirement plans and amounted to 158 million euros in 2008, compared to an expense of 125 million euros in 2007 (See Notes 23, 24 and 29 to the consolidated financial statements).

9.1.2.3.2  Income tax

Year ended December 31
INCOME TAX (1) (in millions of euros)	2008	2007 on a historical basis
Current taxes	(685)	(609)
Deferred taxes	(2,108)	(721)
GROUP TOTAL	(2,793)	(1,330)
(1) See Note 10 to the consolidated financial statements.

Income tax expense was 2,793 million euros in 2008 compared to 1,330 million euros in 2007, representing an increase of 1,463 million euros, including 1,387 euros in deferred taxes. The 2008 deferred tax expense for the France tax group amounted to 1,925 euros compared to an expense of 502 million euros in 2007. In 2007, the France tax group had recognized 1,573 million euros in deferred tax assets, partly offsetting the 2,075 million euros expense for the period. Also in 2007, the deferred tax expense had decreased by 84 million euros following a change in the tax rate in the United Kingdom.

9.1.2.3.3  Consolidated net income after tax

The France Telecom Group’s consolidated net income after tax amounted to 4,492 million euros in 2008, down from 6,819 million euros in 2007, a fall of 2,327 million euros. The decrease between the two periods stemmed from the increase in income tax expense (1,463 million euros), and to a lesser extent from the decrease in operating income (527 million euros) and the increase in finance costs, net (337 million euros).

Minority interests amounted to 423 million euros in 2008 compared to 519 million euros in 2007. After taking minority interests into account, the net income attributable to equity holders of France Telecom S.A. went from 6,300 million euros in 2007 to 4,069 million euros in 2008, representing a decrease of 2,231 million euros.

9.1.2.4 Group capital expenditures

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX) is not a financial measure defined by IFRS. For further information on the calculation of CAPEX and the reasons why the France Telecom group uses this measure, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

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9.1.2.4.1  Capital expenditures

	Year ended December 31
(in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
CAPEX	6,867	7,012	6,979	(2.1)%	(1.6)%
CAPEX/Revenues	12.8%	13.5%	13.2%
Telecommunication licenses	273	81	85	ns	ns
Financial investments (2)	761	-	1,117	-	(31.9)%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis. (2) See the Financial glossary appendix.

Capital expenditures on tangible and intangible assets excluding licenses

On a comparable basis, the 2.1% reduction in capital expenditures on tangible and intangible assets excluding licenses between 2007 and 2008 was mainly due to the decrease in capital expenditures in mature markets (see the Financial glossary appendix), which were down 4.5% between the two periods (7.4% excluding a special transaction to buy back operating premises in France). During the same period, capital expenditures on tangible and intangible assets excluding licenses in growth markets (see the Financial glossary appendix) rose 9.9% on a comparable basis.

	Year ended December 31
CAPEX (in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Personal Communication Services (PCS)	3,192	3,389	3,493	(5.8)%	(8.6)%
Home Communication Services (HCS)	3,319	3,217	3,080	3.2%	7.8%
Enterprise Communication Services (ECS)	356	406	406	(12.4)%	(12.4)%
GROUP TOTAL	6,867	7,012	6,979	(2.1)%	(1.6)%
(1) Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses were down 1.6% (112 million euros) between 2007 and 2008. This reduction included factors increasing capital expenditures, in particular, i) the impact of changes in the scope of consolidation and other changes of 49 million euros; ii) partly offset by the effect of foreign exchange fluctuations of 16 million euros between the two periods.

On a comparable basis, capital expenditures on tangible and intangible assets excluding licenses decreased by 2.1% (145 million euros) between 2007 and 2008. This decrease was mainly due to:

•

the 262 million euros reduction in capital expenditures on mobile networks (excluding telecommunication licenses) in France, Spain and Poland, primarily as a result of the completion of the mobile networks in these countries;

•

the 229 million euros fall in capital expenditures at HCS Poland, following the major capital expenditures in 2007 in connection with the transformation of its business, the development of offers and of convergent products (notably the Livebox) and the optimization of support functions; and

•

the 68 million euros decrease in equipment leases to ECS customers.

Between 2007 and 2008, these decreases were partly offset by:

•

the special transaction to buy back operating premises in France. This program of asset acquisitions from Foncière des Régions represented 163 million euros in 2008;

•

the 78 million euros increase in capital expenditures on fixed-line networks by HCS France, mainly relating to the pre-deployment of fiber optics (FTTH - Fiber To The Home); and

•

the increase in capital expenditures within the international subsidiaries of HCS Rest of the World (80 million euros) and PCS Rest of the World (58 million euros), in connection with the rollout of mobile networks in these countries and the development of new subsidiaries in Africa.

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Lastly, the ratio of capital expenditures on tangible and intangible assets excluding licenses to revenues amounted to 12.8% in 2008 (compared to 2007’s figures of 13.2% on a historical basis and 13.5% on a comparable basis), which was in line with the stated goal of keeping this ratio at around 13% of revenues during 2008.

Acquisition of telecommunication licenses

	Year ended December 31
ACQUISITION OF TELECOMMUNICATION LICENSES (in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Egypt	200	-	-	-	-
Armenia (2)	52	-	-	-	-
Dominican Republic	10	3	3	ns	ns
Moldova	6	-	-	-	-
Central Africa	1	9	9	(88.9)%	(88.9)%
Niger (3)	-	48	48	-	-
Guinea	-	16	20	-	-
Guinea Bissau	-	5	5	-	-
Other	4	-	-	-	-
GROUP TOTAL	273	81	85	NS	NS

(1)

Unaudited data. See Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis.

(2)

See Section 9.1.1.4, Main events that took place in 2008.

(3)

Acquisition of a global fixed-line, mobile, Internet license in Niger in 2007.

In 2008, acquisitions of telecommunication licenses amounted to 273 million euros which included a discounted amount of 200 million euros discounted for the acquisition of the first UMTS license frequency spectrum by Mobinil in Egypt (71.25% interest in the company). The second UMTS license frequency spectrum will be acquired in 2010. This acquisition, for a total amount of 3.34 billion Egyptian pounds, was announced in October 2007.

Financial investments

Financial investments (see the Financial glossary appendix and Note 3 to the consolidated financial statements) are set out in Section 9.1.4.1.3, Net cash used in investing activities.

9.1.2.4.2  Investment commitments

Investment commitments are described in Note 29 to the consolidated financial statements.

9.1.2.4.3  Investment projects

2G, 3G and 3G+ mobile network development

The France Telecom group continues to invest in the rollout and improvement of the quality of its GSM mobile networks in the countries in which it operates. However, in European countries, growth in usage and in mobile telephone traffic is mainly taking place on the 3G mobile network, and capital expenditures on 2G technology are being scaled back to network maintenance and occasional improvements in coverage.

In the countries in which it has a 3G license, the Group continues to rollout 3G+ technologies that allow customers to access broadband data services. HSDPA (High Speed Downlink Packet Access) and HSUPA (High Speed Uplink Packet Access), which make it possible to increase downloading and uploading speeds, are now widely deployed and standard for new sites. The rollout of these developments will also be undertaken in new countries, like Senegal and Botswana.

New operations (for example in Armenia and Uganda) and new licenses will require the establishment of new networks.

Consumer rollout of FTTH (Fiber To The Home)

The Consumer FTTH rollout phase in France is scheduled to begin in 2009. France Telecom believes that three key factors will affect the speed of the rollout. Firstly, the development of very high speed services, a field in which the Group is making great strides to innovate, is one of the prerequisites for growth in demand. Next, considerable work is being done to optimize the resources necessary for this rollout: the use of high-performance equipment, the improvement of installation procedures, in particular at customer residences. Lastly, the emergence of a clear regulatory framework favorable for this level of capital expenditure is a major issue that the Group, the ARCEP, the public authorities and the main competitor network operators are all working together on.

Switchover of transport networks to full IP broadband technologies

The France Telecom group is implementing the best available technologies for the transport of voice and data communications. This involves the rollout of IP/MPLS (Internet Protocol/Multi Protocol Label Switching) technologies in the control networks and Ethernet (cable or radio) technologies in shared networks. In particular, the Group is preparing the upgrading of its shared, fixed-line and mobile networks to meet the forecast growth in traffic. In addition, the switchover to IPv6 (version 6 of the IP protocol) is being prepared, making it possible to plan ahead for the future shortage of IPv4 addresses.

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Development of international networks (submarine cables)

In 2008, France Telecom invested in the construction of the IMeWe (India Middle East Western Europe) submarine cable. This submarine cable will link Mumbai (India) to Marseille, passing through the Persian Gulf, the Middle East and Sicily. This latest generation submarine system will have a total capacity of 3.84 terabits per second and will cover a distance of approximately 13,000 kilometers.

The Group also launched a submarine cable project in the Indian Ocean in 2008. Named LION (Lower Indian Ocean Network), this 1,400 kilometer cable will link Madagascar, Reunion Island and Mauritius by mid-2009. In addition to the international connectivity opportunities it offers, it will contribute to the development of broadband offers by decreasing Internet access costs for Group entities operating in this region.

Developments of the IT system, service and network control platforms

The transformation of the Group’s IT system to a client orientated IT system (SOA, Service Oriented Architecture) will continue over the coming years, for example through the design and rollout of convergent billing and Customer Relationship Management (CRM) systems.

The rollout of “Voice over IP” is ongoing, in particular using an IMS (IP Multimedia Subsystem) architecture. This IMS architecture, which takes advantage of significant developments with regard to standardization, allows for the progressive convergence of fixed-line and mobile networks and enables services to be rolled out faster. The widespread implementation of IMS started in the second half of 2008 in Spain.

The plan to share the same IMS equipment across fixed-line and mobile networks, for all residential customer and business services, should allow for savings in costs and capital expenditure in relation to the development of new services.

9.1.3 Analysis by business segment

This section presents, for the France Telecom group, an analysis by business segment and subsegment of the main operating data (financial data and workforce) and of the main operating indicators.

Gross operating margin (GOM) and capital expenditure on tangible and intangible assets excluding licenses (CAPEX) are not financial measures defined by IFRS. For further information on the calculation of GOM and CAPEX and the reasons why the France Telecom group uses these measures, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

Presentation of business segments

France Telecom’s operational management is structured around i) business lines (personal, home and enterprise), and ii) integrated management teams at the country level. Within this context, and in accordance with IAS 14 Segment Reporting, the Group has defined the following three business segments as primary segments:

•

the “Personal Communication Services” (referred to hereinafter as “PCS”) business segment covers mobile telecommunications service activities in France, the United Kingdom, Spain, Poland and the Rest of the World. It includes all Orange subsidiaries, as well as the mobile telephony businesses of FT España in Spain, of TP Group in Poland (with its PTK Centertel subsidiary), and those of the Group’s other international companies;

•

the “Home Communication Services” (referred to hereinafter as “HCS”) business segment covers fixed-line telecommunications service activities (fixed-line telephony, Internet services and services to operators) in France, Poland and the Rest of the World, as well as the distribution activities and support functions provided to other France Telecom group business segments;

•

the “Enterprise Communication Services” (referred to hereinafter as “ECS”) business segment covers business communication solutions and services in France and worldwide.

Each of the business segments defined by the Group has its own resources, although they may also share certain resources, in particular in the fields of networks and IT systems, research and development, distribution networks and other shared expertise.

The use of these shared resources is taken into account in business segment results on the basis of the terms of contractual agreements between legal entities, of external benchmarks or of cost allocation. The supply of shared resources is presented in inter business segment revenues of the business segment service provider, and the use of these resources is presented in expenses included in the GOM of the business segment user. The cost of shared resources may be affected by regulatory changes and may therefore have an impact on the business segment results presented from one year to the next.

Business segment results correspond to operating income, excluding gains (losses) on disposal of assets not directly related to the business segments (see Segment information in the consolidated financial statements and Note 2 to the consolidated financial statements).

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The three tables below present, for the France Telecom group, the key operating data (financial data and workforce) by business segment for 2008 and 2007 on a comparable basis and for 2007 on a historical basis.

OPERATING DATA BY BUSINESS SEGMENT FOR 2008

				Year ended December 31, 2008
(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	TOTAL GROUP
Revenues	29,477	22,951	7,778	(6,718)	53,488
• External	28,478	17,730	7,280	-	53,488
• Inter business segment	999	5,221	498	(6,718)	-
External purchases	(16,563)	(9,024)	(4,783)	6,718	(23,652)
Other operating income	218	1,047	97	(982)	380
Other operating expenses	(1,728)	(1,340)	(172)	982	(2,258)
Labour expenses: Wages and employee benefit expenses	(1,301)	(5,902)	(1,356)	-	(8,559)
GOM	10,103	7,732	1,564	-	19,399
• Employee profit-sharing	(47)	(253)	(19)	-	(319)
• Share-based compensation	(15)	(53)	(14)	-	(82)
Depreciation and amortization	(4,171)	(3,243)	(362)	-	(7,776)
Impairment of goodwill	(42)	(229)	-	-	(271)
Impairment of non-current assets	(1)	23	(31)	-	(9)
Gains (losses) on disposal of assets	-	-	-	11	11
Restructuring costs	(57)	(390)	(23)	-	(470)
Share of profits (losses) of associates	(194)	(17)	-	-	(211)
Operating income					10,272
• Allocated by business segment	5,576	3,570	1,115	-	10,261
• Non-allocable	-	-	-	11	11
CAPEX	3,192	3,319	356	-	6,867
Telecommunication licenses	272	1	-	-	273
Average number of employees	34,595	127,870	20,328	-	182,793

OPERATING DATA BY BUSINESS SEGMENT FOR 2007 (ON A COMPARABLE BASIS)

				Year ended December 31, 2007 (comparable basis) (1)

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	TOTAL GROUP
Revenues	27,915	23,028	7,631	(6,604)	51,970
• External	26,958	17,836	7,176	-	51,970
• Inter business segment	957	5,192	455	(6,604)	-
External purchases	(15,524)	(8,619)	(4,872)	6,601	(22,414)
Other operating income	225	1,034	98	(915)	442
Other operating expenses	(1,617)	(1,504)	(179)	915	(2,385)
Labour expenses: Wages and employee benefit expenses	(1,302)	(6,099)	(1,346)	-	(8,747)
GOM	9,697	7,840	1,332	(3)	18,866
• Employee profit-sharing	-	-	-	-	-
• Share-based compensation	-	-	-	-	-
Depreciation and amortization	(4,266)	(3,317)	(421)	3	(8,001)
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	-	-	-	-	-
Gains (losses) on disposal of assets	-	-	-	-	-
Restructuring costs	-	-	-	-	-
Share of profits (losses) of associates	-	-	-	-	-
Operating income	,	,	,	,	-
• Allocated by business segment	-	-	-	-	-
• Non-allocable	-	-	-	-	-
CAPEX	3,389	3,217	406	-	7,012
Telecommunication licenses	81	-	-	-	81
Average number of employees	33,536	136,607	19,490	-	189,633
(1) Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

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OPERATING DATA BY BUSINESS SEGMENT FOR 2007 (ON A HISTORICAL BASIS)

			Year ended December 31, 2007 (historical basis)
(in millions of euros)	SCP	SCR	SCE	Eliminations and unallocated items	TOTAL GROUPE
Revenues	29,119	22,671	7,721	(6,552)	52,959
• External	28,144	17,548	7,267	-	52,959
• Inter business segment	975	5,123	454	(6,552)	-
External purchases	(16,296)	(8,497)	(4,912)	6,549	(23,156)
Other operating income	258	1,023	97	(938)	440
Other operating expenses	(1,640)	(1,480)	(178)	938	(2,360)
Labour expenses: Wages and employee benefit expenses	(1,464)	(5,918)	(1,385)	-	(8,767)
GOM	9,977	7,799	1,343	(3)	19,116
• Employee profit-sharing	(65)	(268)	(26)	-	(359)
• Share-based compensation	(18)	(232)	(29)	-	(279)
Depreciation and amortization	(4,456)	(3,238)	(420)	3	(8,111)
Impairment of goodwill	-	(26)	-	-	(26)
Impairment of non-current assets	(8)	(6)	(93)	-	(107)
Gains (losses) on disposal of assets	-	-	-	769	769
Restructuring costs	(27)	(153)	(28)	-	(208)
Share of profits (losses) of associates	4	-	-	-	4
Operating income	,	,	,	,	10,799
• Allocated by business segment	5,407	3,876	747	-	10,030
• Non-allocable	-	-	-	769	769
CAPEX	3,493	3,080	406	-	6,979
Telecommunication licenses	85	-	-	-	85
Average number of employees	35,427	129,168	19,204	-	183,799

9.1.3.1 Personal Communication Services (PCS)

Gross operating margin (GOM) and capital expenditure on tangible and intangible assets excluding licenses (CAPEX) are not financial measures defined by IFRS. For further information on the calculation of GOM and CAPEX and the reasons why the France Telecom group uses these measures, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

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	Year ended December 31			Change (%) on a comparable basis (1)	Change (%) on a historical basis
PERSONAL COMMUNICATION SERVICES (PCS) (in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis
PCS
Revenues	29,477	27,915	29,119	5.6%	1.2%
GOM	10,103	9,697	9,977	4.2%	1.3%
GOM/Revenues	34.3%	34.7%	34.3%
CAPEX	3,192	3,389	3,493	(5.8)%	(8.6)%
CAPEX/Revenues	10.8%	12.1%	12.0%
Telecommunication licenses	272	81	85	ns	ns
Average number of employees	34,595	33,536	35,427	3.2%	(2.3)%
PCS FRANCE
Revenues	10,516	9,999	9,998	5.2%	5.2%
GOM	3,920	3,863	3,861	1.5%	1.5%
GOM/Revenues	37.3%	38.6%	38.6%
CAPEX	704	805	805	(12.5)%	(12.5)%
CAPEX/Revenues	6.7%	8.0%	8.0%
Telecommunication licenses	1	0	0	163.0%	163.0%
Average number of employees	4,064	4,358	5,372	(6.8)%	(24.3)%
PCS UNITED KINGDOM
Revenues	5,689	5,352	6,217	6.3%	(8.5)%
GOM	1,302	1,164	1,408	11.8%	(7.5)%
GOM/Revenues	22.9%	21.8%	22.6%
CAPEX	450	431	501	4.5%	(10.1)%
CAPEX/Revenues	7.9%	8.1%	8.1%
Telecommunication licenses	0	-	-	-	-
Average number of employees	11,226	10,925	11,035	2.8%	1.7%
PCS SPAIN
Revenues	3,382	3,370	3,404	0.4%	(0.7)%
GOM	815	787	805	3.6%	1.3%
GOM/Revenues	24.1%	23.4%	23.6%
CAPEX	365	464	464	(21.4)%	(21.4)%
CAPEX/Revenues	10.8%	13.8%	13.6%
Telecommunication licenses	-	-	-	-	-
Average number of employees	2,045	1,888	1,888	8.3%	8.3%
PCS POLAND
Revenues	2,464	2,301	2,133	7.1%	15.5%
GOM	927	899	834	3.0%	11.2%
GOM/Revenues	37.6%	39.1%	39.1%
CAPEX	288	361	335	(20.3)%	(14.0)%
CAPEX/Revenues	11.7%	15.7%	15.7%
Telecommunication licenses	-	-	-	-	-
Average number of employees	3,247	3,206	3,206	1.3%	1.3%
PCS REST OF THE WORLD
Revenues	7,573	7,066	7,550	7.2%	0.3%
GOM	3,139	2,983	3,071	5.2%	2.2%
GOM/Revenues	41.4%	42.2%	40.7%
CAPEX	1,385	1,327	1,389	4.4%	(0.3)%
CAPEX/Revenues	18.3%	18.8%	18.4%
Telecommunication licenses	271	81	84	n/a	ns
Average number of employees	14,013	13,159	13,926	6.5%	0.6%
(1) Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

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The PCS business segment covers mobile telecommunications services in France, the United Kingdom, Spain, Poland, and the Rest of the World. It consists of five subsegments: i) the PCS France subsegment, ii) the PCS United Kingdom subsegment, iii) the PCS Spain subsegment, made up of FT España’s mobile business, iv) the PCS Poland subsegment, with the PTK Centertel subsidiary, and v) the PCS Rest of the World subsegment, which includes the international subsidiaries outside of France, the United Kingdom, Spain and Poland, the main ones of which are those in Belgium, Moldova, Romania, Slovakia and Switzerland, as well as the subsidiaries outside of Europe, in Egypt, Jordan, Botswana, Cameroon, the Ivory Coast, Guinea, Guinea-Bissau, Equatorial Guinea, Mauritius, Madagascar, Mali, Niger, Senegal, the Central African Republic and the Dominican Republic.

In October 2007, France Telecom sold Orange’s mobile and Internet operations in the Netherlands (see Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis).

9.1.3.1.1  Revenues – PCS

REVENUES – PCS FRANCE

	Year ended December 31			Change (%) on a comparable basis (1)	Change (%) on a historical basis
SCP FRANCE	2008	2007 on a comparable basis (1)	2007 on a historical basis
Revenues (2)	10,516	9,999	9,998	5.2%	5.2%
Total number of customers (3)	25,202	24,226	24,226	4.0%	4.0%
of which Number of contract customers (3)	16,977	15,699	15,699	8.1%	8.1%
of which Number of prepaid customers (3)	8,224	8,527	8,527	(3.6)%	(3.6)%
of which Number of broadband customers (3)	11,015	7,407	7,407	48.7%	48.7%
ARPU (4) (in euros)	398	398	398	(0.1)%	(0.1)%
AUPU (4) (in minutes)	198	198	198	0.1%	0.1%

(1)

Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See the Financial glossary appendix.

Both on a historical basis and a comparable basis, revenues at PCS France grew by 5.2% between 2007 and 2008. This growth was due:

•

to a large extent to the increase in the total number of customers, up 4.0% on a historical basis to nearly 25.2 million customers at December 31, 2008, and to the higher proportion of contract customers in the overall customer base, accounting for 67.4% at December 31, 2008 compared to 64.8% a year earlier;

•

to the growth in network revenues (see the Financial glossary appendix), linked to the strong development of “non-voice” service revenues (see the Financial glossary appendix) and the slight growth in “voice” revenues. “Non-voice” service revenues accounted for 20.7% of network revenues at December 31, 2008 compared to 17.3% at December 31, 2007; and,

•

to a lesser extent to the strong growth in equipment revenues (see the Financial glossary appendix), partly attributable to the launch of the iPhone 3G.

Average usage per user, AUPU (see the Financial glossary appendix), rose 0.1% at December 31, 2008 compared to December 31, 2007.

The annual average revenue per user, ARPU (see the Financial glossary appendix), was unchanged at December 31, 2008 compared to December 31, 2007, on a historical basis. This is despite the negative impact of the decrease in call termination prices and roaming rates.

Excluding the effect of the decrease in call termination prices and roaming rates, revenues would have grown by 8.3% between 2007 and 2008.

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REVENUES – PCS UNITED KINGDOM

	Year ended December 31
PCS UNITED KINGDOM	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Revenues (2)	5,689	5,352	6,217	6.3%	(8.5)%
Total number of customers (3)	15,995	15,642	15,642	2.3%	2.3%
of which Number of contract customers (3)	6,173	5,610	5,610	10.0%	10.0%
of which Number of prepaid customers (3)	9,822	10,032	10,032	(2.1)%	(2.1)%
of which Number of broadband customers (3)	3,349	1,798	1,798	86.3%	86.3%
ARPU (4) (in pounds sterling)	272	265	265	2.6%	2.6%
AUPU (4) (in minutes)	180	160	160	12.5%	12.5%

(1)

Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See the Financial glossary appendix.

On a historical basis, revenues at PCS UK were down 8.5% in 2008 compared to 2007, amounting to 5,689 million euros in 2008. This decrease mainly stemmed from the negative effect of foreign exchange fluctuations (865 million euros) between the two periods, partly offset by the strong business growth in the United Kingdom.

On a comparable basis, PCS UK posted growth in revenues of 6.3% between the two periods. This growth was due:

•

to the 2.3% increase in the total number of customers between December 31, 2007 and December 31, 2008 (representing around 0.4 million additional customers), reaching 16.0 million customers at December 31, 2008 compared to 15.6 million a year earlier. This rise was driven by the 10.0% increase in the number of contract customers (close to 0.6 million additional customers between December 31, 2007 and December 31, 2008), with the proportion in the overall subscriber base growing to 38.6% at December 31, 2008 compared to 35.9% at December 31, 2007;

•

the strong growth in “non-voice” service revenues, generated by the rise in text message (SMS) consumption and the increase in data traffic. In 2008, “non-voice” service revenues accounted for 23.3% of network revenues compared to 21.7% in 2007; and

•

to “voice” traffic growth, with the AUPU up 12.5% at December 31, 2008 compared to December 31, 2007, which was accompanied by an increase in the ARPU of 2.6%, to 272 euros.

Excluding the effect of the decrease in call termination prices and roaming rates, revenues would have grown by 7.8% between 2007 and 2008.

REVENUES – PCS SPAIN

	Year ended December 31
PCS SPAIN	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Revenues (2)	3,382	3,370	3,404	0.4%	(0.7)%
Total number of customers (3)	11,374	11,091	11,091	2.6%	2.6%
of which Number of contract customers (3)	6,434	5,956	5,956	8.0%	8.0%
of which Number of prepaid customers (3)	4,940	5,135	5,135	(3.8)%	(3.8)%
of which Number of broadband customers (3)	3,256	1,605	1,605	102.9%	102.9%
ARPU (4) (in euros)	293	303	303	(3.4)%	(3.4)%
AUPU (4) (in minutes)	148	145	145	2.1%	2.1%

(1)

Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See the Financial glossary appendix.

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On a historical basis, revenues at PCS Spain were down 0.7% between 2007 and 2008.

On a comparable basis, revenues at PCS Spain rose by 0.4% between the two periods. This change stems from:

•

the 2.6% growth in the number of customers, which was 11.4 million at December 31, 2008;

•

the 8.0% increase in the number of contract customers, as a result of the success of the new unlimited offers. At the same time, the number of broadband customers rose 102.9% between the two periods, reaching 3.3 million customers at December 31, 2008;

•

partly offset by the decrease in equipment revenues and the 3.8% reduction in the number of prepaid customers.

The lower level of revenue growth compared to growth in the number of customers during 2008 mainly stemmed from the 3.4% reduction in the ARPU, as a result of lower rates and the negative impact of the decrease in call termination prices and the lower level of growth in usage (AUPU), due to the economic slowdown, which was then no longer in a position to offset the regulatory impact.

Excluding the impact of the decrease in call termination prices and roaming rates, revenues would have grown by 4.8% between 2007 and 2008.

REVENUES – PCS POLAND

	Year ended December 31
PCS POLAND	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Revenues (2)	2,464	2,301	2,133	7.1%	15.5%
Total number of customers (3)	14,182	14,158	14,158	0.2%	0.2%
of which Number of contract customers (3)	6,168	5,556	5,556	11.0%	11.0%
of which Number of prepaid customers (3)	8,015	8,603	8,603	(6.8) %	(6.8) %
of which Number of broadband customers (3)	4,570	2,953	2 953	54.8%	54.8%
ARPU (4) (in zlotys)	591	592	592	(0.2) %	(0.2) %
AUPU (4) (in minutes)	112	101	101	10.9%	10.9%

(1)

Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See the Financial glossary appendix.

On a historical basis, revenues at PCS Poland rose 15.5% between 2007 and 2008 to 2,464 million euros in 2008. This growth included in particular the positive effect of foreign exchange fluctuations (168 million euros) between the two periods.

On a comparable basis, PCS Poland posted a 7.1% growth in its revenues between 2007 and 2008. This growth was generated by:

•

the 11% growth in the number of PCS Poland’s contract customers, which stood at 6.168 million at December 31, 2008, representing in excess of 612 thousand additional customers between the two periods. The slowdown in the growth of the total number of customers between 2007 and 2008 (growth of 0.2% in 2008 compared to 13.1% in 2007) reflects the decrease in the number of prepaid customers compared to December 31, 2007, due to the continued rationalization of the inactive prepaid customer base. The number of PCS Poland’s prepaid customers thus fell by 588 thousand between December 31, 2007 and December 31, 2008; and

•

the 10.9% rise in the AUPU, which amounted to 112.0 minutes. This increase, which particularly concerned contracts customers, was driven by the new unlimited offers, and the increase in the number of mobile broadband customers, which stood at 4.6 million, representing an increase of 54.8%.

Conversely, the 0.2% decrease in the ARPU between December 31, 2007 and December 31, 2008 stemmed primarily from the reduction in outgoing call prices and the decrease in call termination prices (15% reduction as of May 1, 2008).

Growth in the Polish mobile market, with 44.0 million mobile telephone customers at December 31, 2008, representing an increase of 6.1% (or an additional 2.5 million customers compared to December 31, 2007) (source: Polish Central Statistics Office) was sustained by the increase in the number of prepaid customers. The mobile telephone penetration rate in Poland rose to 115.4% at December 31, 2008 from 108.9% at December 31, 2007 (source: Polish Central Statistics Office). The market share of PTK Centertel fell by 1 point to 33.3% (estimate) at December 31, 2008.

Excluding the effect of the decrease in call termination prices and roaming rates, revenues would have grown by 11.1% between 2007 and 2008.

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REVENUES – PCS REST OF THE WORLD

	Year ended December 31
PCS REST OF THE WORLD	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Belgium
Revenues (2)	1,500	1,494	1,494	0.4%	0.4%
Total number of customers (3)	3,393	3,284	3,284	3.3%	3.3%
ARPU (4) (in euros)	387	-	414	-	(6.5)%
Romania
Revenues (2)	1,310	1,234	1,234	6.2%	6.2%
Total number of customers (3)	10,355	9,813	9,813	5.5%	5.5%
ARPU (4) (in euros)	119	-	130	-	(8.5)%
Egypt
Revenues (2)	894	733	757	22.0%	18.2%
Total number of customers (at 71.25%) (3)	14,331	10,771	10,771	33.1%	33.1%
ARPU (4) (in euros)	69	-	84	-	(17.9)%
Slovakia
Revenues (2)	833	804	744	3.6%	12.0%
Total number of customers (3)	2,927	2,864	2,864	2.2%	2.2%
ARPU (4) (in euros)	266	-	252	-	5.6%
Switzerland
Revenues (2)	826	845	816	(2.3)%	1.2%
Total number of customers (3)	1,543	1,510	1,510	2.2%	2.2%
ARPU (4) (in euros)	479	-	504	-	(5.0)%
Senegal
Revenues (2)	430	378	378	13.6%	13.6%
Total number of customers (3)	3,537	2,512	2,512	40.8%	40.8%
Dominican Republic
Revenues (2)	414	368	411	12.3%	0.6%
Total number of customers (3)	2,401	2,071	2,071	15.9%	15.9%
Ivory Coast
Revenues (2)	318	287	287	10.8%	10.8%
Total number of customers (3)	4,143	2,860	2,860	44.9%	44.9%
Mali
Revenues (2)	247	225	225	9.9%	9.9%
Total number of customers (3)	2,757	2,035	2,035	35.5%	35.5%
Other subsidiaries (5)
Revenues (6)	802	698	1,205	15.0%	(33.4)%
Total number of customers (3)	9,683	7,143	7,143	35.6%	35.6%
TOTAL
REVENUES (2) (7)	7,573	7,066	7,550	7.2%	0.3%
TOTAL NUMBER OF CUSTOMERS (3) (7)	55,069	44,863	44,863	22.8%	22.8%
of which Number of broadband customers (3) (7)	4,552	1,939	1,939	134.8%	134.8%

(1)

Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

See the Financial glossary appendix.

(5)

The other subsidiaries include in particular those in Botswana, Cameroon, Egypt, Guinea, Equatorial Guinea, Guinea-Bissau, Mauritius, Jordan, Luxembourg, Madagascar, Moldova, Niger and the Central African Republic.

(6)

In millions of euros. Includes the revenues from other subsidiaries and eliminations.

(7)

Selling of Orange’s mobile operations in the Netherlands on October 1, 2007.

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On a historical basis, the 0.3% rise in revenues for PCS Rest of the World between 2007 and 2008 included in particular i) the negative effect of changes in the scope of consolidation and other changes of 481 million euros, mainly relating to the sale of Orange’s mobile operations in the Netherlands on October 1, 2007, and ii) the negative impact of foreign exchange fluctuations of 3 million euros.

On a comparable basis, revenues at PCS Rest of the World rose by 7.2% between the two periods. This growth mainly stemmed from the rise in the total number of customers and from the strong business growth in emerging markets, particularly in Egypt (where rapid development is being driven by lower prices in the mobile telephony market), Romania, where the 10 million customer threshold was crossed in February 2008, and the Dominican Republic.

These positive effects were partly offset by the negative impact of the decrease in call termination prices on both growth in revenues and on the ARPU in European countries, particularly Belgium and Switzerland.

Excluding the effect of the decrease in call termination prices and roaming rates, revenues would have grown by 10.6% between 2007 and 2008.

9.1.3.1.2  Gross operating margin – PCS

Gross operating margin (GOM) is not a financial measure defined by IFRS. For further information on the calculation of the GOM and the reasons why the France Telecom group uses this measure, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

On a historical basis, PCS GOM was up 1.3% in 2008 compared to 2007, amounting to 10,103 million euros. This increase included in particular i) the negative effect of foreign exchange fluctuations, mainly linked to the decrease in the value of the pound sterling against the euro, and ii) the negative effect of changes in the scope of consolidation and other changes mainly relating to the selling of Orange’s mobile operations in the Netherlands on October 1, 2007.

On a comparable basis, the PCS GOM was up 4.2% between the two periods. This 407 million euros increase between 2007 and 2008 was primarily the result of:

•

the 5.2% (156 million euros) growth in the GOM of PCS Rest of the World. This increase was mainly due to growth in revenues, driven by the increase in the number of customers, mainly in emerging markets, in particular Egypt, Romania, Senegal and the Dominican Republic, which partly offset i) the rise in service fees and inter-operator costs due to the growth in traffic, and ii) the rise in commercial expenses as a result of the overall growth in the number of customers and increased competitive pressure;

•

the 11.8% (138 million euros) rise in the GOM of PCS UK. This increase primarily stemmed from growth in revenues, partly offset i) by the rise in service fees and inter-operator costs, relating to unlimited offers, in particular SMS usage which generated an increase in inter-operator traffic, ii) from an increase in real estate fees relating to the higher number of Orange stores, which rose from 337 in 2007 to 357 in 2008, and iii) from the increase in commercial expenses as a result of the competitive climate;

•

the 1.5% rise in the GOM of PCS France. This 57 million euros increase mainly reflected the sharp rise in revenues. Between the two periods, this improvement was partly offset by the increase in operating expenses included in GOM, in particular commercial expenses, service fees and inter-operator costs. The increase in commercial expenses between 2007 and 2008 reflected i) the efforts made to promote and develop mobile broadband handsets in a fiercely competitive environment, reflected in the growth of the number of mobile broadband customers, which stood at 11 million at December 31, 2008 (up 49% compared to December 31, 2007), and ii) the continued development of PCM (Programme Changer de Mobile) offers, which have made it possible to cut the rate of contract terminations;

•

the 3.6% (28 million euros) rise in the GOM of PCS Spain. This improvement primarily stemmed from the reduction in customer acquisition costs, the decrease in other operating expenses (net of other operating income) and advertising expenses. These cost reductions were partly offset by the efforts made to retain customers and the higher provisions for trade receivables associated with the macroeconomic climate; and

•

the 3.0% (27 million euros) improvement in the GOM of PCS Poland. This increase primarily was generated by the growth in revenues, partly offset i) by the increase in service fees and inter-operator costs, due to the increase of the number of customers and usage levels, and ii) by the increase in other operating expenses (net of other operating income) resulting from the negative foreign exchange effect on the payment in euros of the UMTS license.

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9.1.3.1.3  Operating income – PCS

	Year ended December 31
PERSONAL COMMUNICATION SERVICES (PCS) (in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
GOM	10,103	9,697	9,977	4.2%	1.3%
Employee profit-sharing	(47)	-	(65)	-	(27.3)%
Share-based compensation	(15)	-	(18)	-	(16.5)%
Depreciation and amortization	(4,171)	(4,266)	(4,456)	(2.2)%	(6.4)%
Impairment of goodwill	(42)	-	-	-	-
Impairment of non-current assets	(1)	-	(8)	-	(87.7)%
Restructuring costs	(57)	-	(27)	-	107.9%
Share of profits (losses) of associates	(194)	-	4	-	ns
Operating income (2)	5,576	-	5,407	-	3.1%
(1) Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis. (2) Operating income allocated to the business segment.

On a historical basis, the operating income allocated to PCS amounted to 5,576 million euros in 2008 compared to 5,407 million euros in 2007, up 3.1% (169 million euros). This increase was primarily due to lower depreciation and amortization. Between the two periods, the reduction in depreciation and amortization (285 million euros) and the increase in GOM (126 million euros) together, among other items, more than offset the increase in other operating expenses included in GOM and operating income, in particular the decrease in share of profits (losses) of associates (198 million euros), the increase in impairment losses (35 million euros) and the increase in restructuring costs (30 million euros).

The operating expenses included in GOM and operating income are set out, for the Group, in Section 9.1.2.2, From Group gross operating margin to operating income.

9.1.3.1.4  Capital expenditures on tangible and intangible assets excluding licenses – PCS

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not a financial measure defined by IFRS. For further information on the calculation of CAPEX and the reasons why the France Telecom group uses this measure, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

On a historical basis, PCS capital expenditures on tangible and intangible assets excluding licenses were down 8.6% between the two periods to 3,192 million euros in 2008 compared to 3,493 million euros in 2007. This reduction included factors reducing capital expenditures, in particular i) the impact of foreign exchange fluctuations (57 million euros), mainly linked to the decrease in the value of the pound sterling against the euro, and ii) the effect of changes in the scope of consolidation (47 million euros), mainly relating to the sale of Orange’s mobile operations in the Netherlands on October 1, 2007.

On a comparable basis, the 5.8% (196 million euros) decrease in PCS capital expenditures on tangible and intangible assets excluding licenses between 2007 and 2008 was mainly the result of:

•

the 12.5% (100 million euros) decrease in capital expenditures on tangible and intangible assets excluding licenses at PCS France, mainly associated with i) the fact that certain investments scheduled for early 2008 were moved forward to end 2007 and ii) the reduction in capital expenditures to increase 2G capacity in areas covered by 3G and to discounts granted by equipment manufacturers on the purchase of 3rd generation network equipment;

•

the 21.4% (99 million euros) decrease in capital expenditures at PCS Spain, due mainly to the decrease in capital expenditures on the 2G network; and

•

the 20.3% (73 million euros) decline in capital expenditures at PCS Poland, as a result of lower capital expenditures on network capacity.

These decreases were partly offset by:

•

the 4.4% (58 million euros) increase in capital expenditures at PCS Rest of the World, primarily as a result of i) expanded network coverage and network upgrades in the high-growth countries of PCS Rest of the World, and ii) the new operations in the Central African Republic, Niger and Guinea; and

•

by the 4.5% (19 million euros) increase in capital expenditures on tangible and intangible assets excluding licenses at PCS UK, following higher capital expenditures on 3rd generation network infrastructure and the rollout of service platforms.

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9.1.3.1.5  Telecommunication licenses – PCS

In 2008, acquisitions of telecommunication licenses amounted to 272 million euros (compared to 84 million euros on a historical basis and 81 million euros on a comparable basis in 2007), primarily relating to the discounted amount of the acquisition of the first UMTS frequency spectrum license by Mobinil in Egypt (a company that is 71.25% owned by France Telecom) of 200 million euros (see Section 9.1.2.4 Group capital expenditures).

9.1.3.2 Home Communication Services (HCS)

Gross operating margin (GOM) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial measures defined by IFRS. For further information on the calculation of GOM and CAPEX and the reasons why the France Telecom group uses these measures, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

	Year ended December 31
HOME COMMUNICATION SERVICES (HCS) (IN MILLIONS OF EUROS)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
HCS
Revenues	22,951	23,028	22,671	(0.3)%	1.2%
GOM	7,732	7,840	7,799	(1.4)%	(0.9)%
GOM/Revenues	33.7%	34.0%	34.4%
CAPEX	3,319	3,217	3,080	3.2%	7.8%
CAPEX/Revenues	14.5%	14.0%	13.6%
Average number of employees	127,870	136,607	129,168	(6.4)%	(1.0)%
HCS FRANCE
Revenues	18,071	18,041	17,957	0.2%	0.6%
GOM	6,371	6,504	6,482	(2.0)%	(1.7)%
GOM/Revenues	35.3%	36.1%	36.1%
CAPEX	2,465	2,215	2,169	11.3%	13.7%
CAPEX/Revenues	13.6%	12.3%	12.1%
Average number of employees	89,606	93,190	91,776	(3.8)%	(2.4)%
HCS POLAND
Revenues	2,995	3,092	2,886	(3.1)%	3.8%
GOM	1,254	1,286	1,205	(2.5)%	4.1%
GOM/Revenues	41.9%	41.6%	41.8%
CAPEX	448	677	627	(33.8)%	(28.5)%
CAPEX/Revenues	15.0%	21.9%	21.7%
Average number of employees	26,234	28,304	28,583	(7.3)%	(8.2)%
HCS REST OF THE WORLD
Revenues	2,214	2,166	2,100	2.2%	5.4%
GOM	107	50	112	113.5%	(3.6)%
GOM/Revenues	4.9%	2.3%	5.3%
CAPEX	405	325	284	24.5%	42.7%
CAPEX/Revenues	18.3%	15.0%	13.5%
Average number of employees	12,030	15,114	8,810	(20.4)%	36.5%
(1) Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

The HCS business segment covers fixed telecommunication service activities (fixed-line telephony, Internet services and services for operators) in France, Poland and the Rest of the World, as well as distribution activities and support functions provided to other business segments within the France Telecom group. It includes three subsegments: i) the HCS France subsegment, ii) the HCS Poland subsegment, which includes TP S.A. and its subsidiaries (excluding mobile subsidiaries), and iii) the HCS Rest of the World subsegment, comprising the international subsidiaries outside France and Poland, primarily Spain and the United Kingdom as well as, outside Europe, the Ivory Coast, Mauritius, Kenya, Jordan, Mexico, Senegal, Vanuatu and Vietnam.

In October 2007, France Telecom sold Orange’s mobile and Internet operations in the Netherlands (see Section 9.1.5.1 Transition from data on a historical basis to data on a comparable basis).

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9.1.3.2.1  Revenues – HCS

REVENUES – HCS FRANCE

	Year ended December 31
HCS FRANCE	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a Comparable basis (1)	Change (%) on a historical basis
Revenues (2)	18,071	18,041	17,957	0.2%	0.6%
Consumer Services	9,411	9,544	9,499	(1.4)%	(0.9)%
Carrier Services	6,405	6,185	6,143	3.6%	4.3%
Other HCS in France	2,255	2,312	2,315	(2.5)%	(2.6)%
Consumer Services
Number of Consumer telephone lines(3) (in millions)	21.8	-	23.0	-	(5.1)%
ARPU of Consumer fixed-line services(4) (in euros)	32.8	-	30.6	-	7.2%
“Voice” telephone traffic of Consumer customers(5) (in billions of minutes)	28.6	-	33.5	-	(14.5)%
Number of Consumer customers for ADSL broadband usages(6)	8,326	-	7,296	-	14.1%
Number of subscribers to multi-service offers:		,	,	,	,
Number of leased Liveboxes(6)	6,544	-	5,209	-	25.6%
Number of subscribers to “Voice over IP” services(6)	5,774	-	4,102	-	40.7%
Number of subscribers to ADSL TV offers(6)	1,909	-	1,149	-	66.1%
Carrier Services
Traffic (in billions of minutes):	,	,	,	,	,
Domestic interconnection “voice” traffic	49.3	-	53.5	-	(7.9)%
Incoming international traffic	5.4	-	5.1	-	5.0%
Number of wholesale line rentals(6)	948	-	716	-	32.3%
Total number of unbundled telephone lines(6)	6,332	-	5,187	-	22.1%
Number of partially unbundled telephone lines(6)	1,393	-	1,563	-	(10.9)%
Number of fully unbundled telephone lines(6)	4,939	-	3,624	-	36.3%
Number of wholesale sales of ADSL access to third party IAPs(6)	2,124	-	2,232	-	(4.8)%
of which Number of wholesale sales of naked ADSL to third party IAPs(6)	1,186	-	942	-	25.9%

(1)

Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

At end of period. This figure includes i) standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line, ii) since October 2006, lines without low-speed telephone subscriptions (naked ADSL) sold directly by France Telecom to its Consumer customers, and iii) since January 2008, FTTH accesses.

(4)

See the Financial glossary appendix.

(5)

Outgoing STN (Switched Telephone Network) telephone traffic from France Telecom customers to all destinations (STN and IP).

(6)

In thousands. At end of period.

On a historical basis, revenues at HCS France were up 0.6% between 2007 and 2008. This improvement included in particular the effect of internal reorganizations between business segments that have no impact at the Group level.

On a comparable basis, revenues at HCS France rose 0.2% between the two periods to 18,071 million euros in 2008. This slight increase is explained below via the three HCS France revenue components.

Revenues from Consumer Services

On a comparable basis, the slight 1.4% drop in revenues from Consumer Services, which amounted to 9,411 million euros in 2008, was due to the fall in the switched telephone network (STN) business and mature businesses (public telephones, terminal leasing) that was not entirely offset by the rapid development of ADSL broadband services. The ARPU of Consumer fixed-line services (see the Financial glossary appendix) rose sharply from 30.6 euros at December 31, 2007 to 32.8 euros at December 31,  2008 (calculated on the basis of a rolling twelve-month period). The change in Consumer Service revenues between 2007 and 2008 stemmed from:

•

the 24.4% growth in revenues of Consumer on-line and Internet access services, related to the rapid development of ADSL broadband services (14.1% growth in the number of Consumer customers for ADSL broadband usages, 25.6% increase in the number of leased Livebox gateways, 40.7% rise in the number of “Voice over IP” service subscribers and 66.1% growth in the number of subscribers to “TV over ADSL”) partly offset by the continued decrease in low-speed Internet customers (about 466,000 low-speed Internet customers at December 31, 2008 compared to about 655,000 a year earlier), due to the impact of migrations to ADSL broadband offers and the downward trend in revenues from the Télétel kiosk;

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•

the 18.2% fall in revenues from Consumer Calling services, mainly due i) to the decrease in the overall switched telephone traffic market (measured per interconnection), which has greatly accelerated since September 2005 as a result of the development of “Voice over IP” services (14.5% reduction in the total STN traffic billed to France Telecom customers), and ii) to the impact of the decreases in the price of calls to mobiles (to all mobile operators, from January 17, 2008 for residential customers);

•

the 8% fall in revenues from Consumer Subscription fees (both on historical and comparable bases), due to the development of full unbundling, the wholesale of subscriptions and the wholesale of naked ADSL accesses to third-party IAPs (Internet Access Providers) (the revenues from which are included in the “Revenues from Carrier Services” described below). The number of lines directly billed to customers through residential telephone subscriptions or Pro contracts thus fell by 5.1% between December 31, 2007 and December 31, 2008. These negative impacts were partly offset by the positive effect of the 7% rise in the main subscription fee, which took place on July 4, 2007; and

•

the 4.4% decrease in revenues from Other Consumer services, resulting from the 23% decrease in public phone traffic and card services and the decline in the phone terminal leasing business (the number of leased terminals, excluding Livebox gateways, fell by 16% in one year). These negative effects were partly offset by the substantial growth in revenues from portals and content services (Orange Internet portal online advertising).

Revenues from Carrier Services

On a comparable basis, revenues from Carrier Services amounted to 6,405 million euros in 2008, up 3.6% between 2007 and 2008. This growth stemmed from:

•

the 6.9% rise in revenues from Domestic Carrier services, driven primarily by the rapid development of the ADSL broadband market and, particularly, of telephone line unbundling. In parallel, revenues from the wholesale of ADSL accesses to third-party IAPs (Internet Access Providers) grew by 4.7% as a result of the increase in the number of ADSL accesses sold wholesale to third-party Internet access providers. Revenues from domestic interconnections fell 11.7%, due to the reduction in traffic and domestic interconnection “voice” rates and the continued fall in “low-speed Internet” interconnection traffic. Lastly, revenues from data services to operators (leased lines and Turbo DSL services) were up 12.6% despite decreases in rates following growth in installed capacity; and

•

the stability of revenues from Other Carrier services (0.1% increase), due to the decrease in revenues from services provided to other France Telecom group business segments.

Revenues from Other Home Communication Services in France

On a comparable basis, the 2.5% fall in revenues between 2007 and 2008 from Other Home Communication Services in France, which amounted to 2,255 million euros in 2008, mainly resulted from the 3.6% decrease in the income generated from services provided to other business segments (distribution of products and services, commercial administration, after-sales service, connection, maintenance and billing), which accounted for 83.8% of revenues from Other Home Communication Services in France. This decline was offset by the 3.5% rise in external revenues between the two periods.

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REVENUES – HCS POLAND

	Year ended December 31
HCS POLAND	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Revenues (2)	2,995	3,092	2,886	(3.1)%	3.8%
Consumer and Business customers
Number of fixed-line telephony customers (3)	7,957	8,950	8,950	(11.1)%	(11.1)%
Number of broadband Internet customers (3) (4)	2,193	2,028	2,028	8.1%	8.1%
Number of subscribers to multi-service offers:
Number of leased Liveboxes (3)	510	346	346	47.4%	47.4%
Number of subscribers to “Voice over IP” services (3)	168	133	132	26.3%	27.3%
Number of subscribers to "ADSL TV" offers (3)	69	40	40	72.5%	72.5%
Wholesale Services
Number of wholesale line rentals (3)	941	592	592	59.0%	59.0%
Number of Bitstream accesses (3) (5)	247	126	126	96.0%	96.0%

(1)

Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

In thousands. At end of period.

(4)

ADSL access including Orange Bitstream Access (BSA) and SDI (fast Internet access technology).

(5)

Not including Orange Bitstream Access (BSA).

On a historical basis, revenues at HCS Poland rose 3.8% between 2007 and 2008 to 2,995 million euros in 2008. This increase included in particular i) the positive effect of foreign exchange fluctuations of 226 million euros, ii) partly offset by the negative impact of changes in the scope of consolidation and other changes of 21 million euros.

On a comparable basis, revenues at HCS Poland fell by 3.1% between 2007 and 2008, in particular due to:

•

the fall in “voice” revenues, which reflects, in a highly competitive and regulated market (decrease in call termination prices to mobiles in July 2007, following a decision by the regulator (further decreases are scheduled for 2009, including a decrease of 36.1% on January 1 and a second decrease of 22.4% on July 1), the decrease in the number of fixed-line telephony customers, associated with the switching from fixed lines to cell phones and the migration of customers to wholesale offers;

•

an erosion in market share, respectively 75.3% (down 6.8 points) for consumer fixed-line access and 77.7% (down 0.7 points) for traffic;

•

which was partly offset by the rise in revenues from growing services such as broadband Internet access and the corporate network management business. On a comparable basis, revenues from broadband Internet access were up 15.1% between 2007 and 2008, driven, firstly, by the 8.1% increase in the number of broadband Internet customers (approximately 165,000 additional customers over the period) and, secondly, by the 47.4% growth in the number of Liveboxes, which was approximately 510,000 at December 31, 2008. These positive developments offset the fall in low-speed Internet revenues, which accounted for 2.0% of revenues from Internet access services. Data transmission services (including low-speed and broadband Internet, data transmission and leased lines), were up 13% between 2007 and 2008, accounting for 25% of total HCS Poland revenues in 2008 compared to 21% in 2007.

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REVENUES – HCS REST OF THE WORLD

	Year ended December 31
HCS REST OF THE WORLD	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Spain (2)
Revenues (3)	736	705	604	4.3%	21.8%
Number of broadband Internet customers (ADSL) (4)	1,164	1,177	1,177	(1.1)%	(1.1)%
United Kingdom
Revenues (3)	311	347	403	(10.5)%	(22.9)%
Number of broadband Internet customers (ADSL) (4)	1,000	1,138	1,138	(12.1)%	(12.1)%
Senegal
Revenues (3)	418	390	390	7.2%	7.2%
Number of fixed-line telephony customers (4)	240	269	269	(10.8)%	(10.8)%
Jordan
Revenues (3)	245	242	258	1.2%	(5.3)%
Number of fixed-line telephony customers (4)	520	559	559	(6.9)%	(6.9)%
Ivory Coast
Revenues (3)	196	182	182	7.4%	7.4%
Number of fixed-line telephony customers (4)	279	250	250	11.7%	11.7%
Other subsidiaries (5)
Revenues (6)	309	299	262	3.4%	18.1%
TOTAL REVENUES (3)	2,214	2,166	2,100	2.2%	5.4%

(1)

Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

(2)

Acquisition of Ya.com on July 31, 2007.

(3)

In millions of euros.

(4)

In thousands. At end of period.

(5)

The other subsidiaries include in particular the subsidiaries in Kenya, Mauritius, Vanuatu and Mexico.

(6)

In millions of euros. Includes the revenues from other subsidiaries and eliminations.

On a historical basis, the 5.4% rise in revenues at HCS Rest of the World between 2007 and 2008 included in particular i) the positive impact of changes in the scope of consolidation and other changes of 152 million euros, mainly relating to the acquisitions of Telkom Kenya on December 21, 2007 and of Ya.com in Spain on July 31, 2007, partly offset by the sale of Orange’s Internet operations in the Netherlands on October 1, 2007, and ii) the negative effect of foreign exchange fluctuations of 86 million euros.

On a comparable basis, revenues at HCS Rest of the World rose 2.2% between 2007 and 2008 to reach 2,214 million euros in 2008, mainly reflecting i) the increase in revenues in emerging markets thanks to the development of domestic and international interconnection, mobile network infrastructure leasing and the development of broadband Internet, and ii) to a lesser extent the 4.3% rise in revenues in Spain, as a result in particular of the subscription to the “All in one” offers. These effects were partly offset by the 10.5% decrease in revenues in the UK between the two periods.

9.1.3.2.2  Gross operating margin – HCS

Gross operating margin (GOM) is not a financial measure defined by IFRS. For further information on the calculation of GOM and the reasons why the France Telecom group uses this measure, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

On a historical basis, HCS GOM was down 0.9% between 2007 and 2008 to 7,732 million euros. This decrease included in particular i) the positive effect of foreign exchange fluctuations, mainly associated with the rise in the value of the Polish zloty against the euro, ii) partly offset by the negative effect of changes in the scope of consolidation and other changes, mainly relating to the acquisition of Ya.com in Spain on July 31, 2007 and the sale of Orange’s Internet operations in the Netherlands on October 1, 2007.

On a comparable basis, the 1.4% (108 million euros) decline in the HCS GOM between 2007 and 2008 resulted from:

•

the 2.0% (133 million euros) decrease in the GOM of HCS France. This mainly resulted from i) the rise in service fees and costs paid to content publishers, and ii) the increase in other network expenses and IT expenses, due in particular to the higher support expenses driven notably by the rapid development of ADSL broadband multi-service offers. These rises were partly offset i) by the fall in labour expenses (wages and employee benefit expenses), and ii) by the decrease in other operating expenses (net of other operating income), primarily as a result of lower operating taxes;

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•

the 2.5% (32 million euros) fall in the GOM of HCS Poland, primarily due to the 97 million euros decrease in revenues, partly offset by the fall in operating expenses included in GOM. The reduction in operating expenses included in GOM related to i) the fall in other operating expenses (net of other operating income), which is in particular explained by the reduction in provisions and operating taxes, and ii) the decrease in labour expenses (wages and employee benefit expenses). The slight decrease in labour expenses (wages and employee benefit expenses) reflected in particular the reduction in the average number of employees (full time equivalents), partly offset by the price effect of the increase in the expertise and qualifications of certain employee profiles. These decreases were partly offset by the increase in real estate fees on the one hand, and the increase in commercial expenses on the other hand, reflecting the rise in the cost of goods sold;

•

offset by the 113.5% rise in the GOM of HCS Rest of the World. This 57 million euros increase was in particular due to i) the improvement in Spain’s GOM as a result of the development of unbundling and ii) by the increase in the GOM of Senegal and Jordan primarily resulting from higher revenues.

9.1.3.2.3  Operating income – HCS

	Year ended December 31
HOME COMMUNICATION SERVICES (HCS) (in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
GOM	7,732	7,840	7,799	(1.4)%	(0.9)%
Employee profit-sharing	(253)	-	(268)	-	(5.9)%
Share-based compensation	(53)	-	(232)	-	(77.1)%
Depreciation and amortization	(3,243)	(3,317)	(3,238)	(2.2)%	0.1%
Impairment of goodwill	(229)	-	(26)	-	ns
Impairment of non-current assets	23	-	(6)	-	ns
Restructuring costs	(390)	-	(153)	-	155.6%
Share of profits (losses) of associates	(17)	-	-	-	-
Operating income (2)	3,570	-	3,876	-	(7.9)%
(1) Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis. (2) Operating income allocated to the business segment.

On a historical basis, the operating income allocated to HCS amounted to 3,570 million euros in 2008 compared to 3,876 million euros in 2007, representing a decrease of 7.9% (306 million euros). Between the two periods, the increase in restructuring costs (237 million euros) and impairment losses (174 million euros) as well as the decrease in the GOM (67 million euros) were partly offset, primarily by a decrease in share-based compensation (179 million euros).

The operating expenses included in GOM and operating income are set out, for the Group, in Section 9.1.2.2, From Group gross operating margin to operating income.

9.1.3.2.4  Capital expenditures on tangible and intangible assets excluding licenses - HCS

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not a financial measure defined by IFRS. For further information on the calculation of CAPEX and the reasons why the France Telecom group uses this measure, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

On a historical basis, capital expenditures on tangible and intangible assets excluding licenses by HCS rose 7.8% between 2007 and 2008 to 3,319 million euros in 2008. This increase includes factors increasing capital expenditures, in particular i) the effect of changes in the scope of consolidation (88 million euros), in particular the acquisitions of Telkom Kenya on December 21, 2007 and of Ya.com in Spain on July 31, 2007, as well as ii) the impact of foreign exchange fluctuations (42 million euros), mainly due to the rise in the value of the Polish zloty against the euro.

On a comparable basis, the 3.2% (102 million euros) increase in capital expenditures on tangible and intangible assets excluding licenses by HCS between the two periods mainly resulted from:

•

capital expenditures by HCS France, which grew by 11.3% (250 million euros). This increase mainly concerned i) a special transaction to buy back operating premises in France for 163 million euros in 2008, and ii) the fixed access networks, as a result of fiber optic pre-deployment;

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•

capital expenditures by HCS Rest of the World, which rose by 24.5% (80 million euros) mainly as a result of higher capital expenditures in Kenya and Spain;

•

partly offset by the 33.8% (229 million euros) decrease in capital expenditures at HCS Poland, resulting from the decrease in capital expenditures on development.

9.1.3.3 Enterprise Communication Services (ECS)

Gross operating margin (GOM) and capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not financial measures defined by IFRS. For further information on the calculation of GOM and CAPEX and the reasons why the France Telecom group uses these measures, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

	Year ended December 31
ENTERPRISE COMMUNICATION SERVICES (ECS) (in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
Revenues	7,778	7,631	7,721	1.9%	0.7%
GOM	1,564	1,332	1,343	17.4%	16.5%
GOM/Revenues	20.1%	17.5%	17.4%	,	,
CAPEX	356	406	406	(12.4)%	(12.4)%
CAPEX/Revenues	4.6%	5.3%	5.3%	,	,
Average number of employees	20,328	19,490	19,204	4.3%	5.9%
(1) Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

The ECS business segment covers communication solutions and services for businesses in France and worldwide.

9.1.3.3.1  Revenues – ECS

	Year ended December 31
ENTERPRISE COMMUNICATION SERVICES (ECS) (in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a Comparable basis (1)	Change (%) on a historical basis
Revenues (2)	7,778	7,631	7,721	1.9%	0.7%
Fixed-line telephony and traditional data services	3,443	3,622	3,648	(4.9)%	(5.6)%
Enhanced network services	2,054	1,923	1,964	6.8%	4.6%
Integration and outsourcing of critical communication applications	1,349	1,177	1,139	14.6%	18.4%
Other Business services	932	909	970	2.5%	(3.9)%
Operating indicators
Number of Business telephone lines in France (3) (in millions)	5.5	-	5.6	-	(3.3)%
Total number of permanent accesses to data networks in France (4) (5)	326.8	-	322.0	-	1.5%
of which Number of IP-VPN accesses in France (4) (5)	256.7	-	242.0	-	6.1%
Number of IP-VPN accesses worldwide (5)	318.0	-	295.7	-	7.5%
Number of Business Everywhere mobile services users in France (5)	682.7	-	571.4	-	19.5%

(1)

Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis.

(2)

In millions of euros.

(3)

At end of period. This figure includes standard analog lines (excluding fully unbundled lines) and Numéris (ISDN) channels, each Numéris channel being counted as one line.

(4)

Access by customers outside the France Telecom group, excluding the carrier market.

(5)

In thousands. At end of period.

On a historical basis, ECS revenues rose 0.7% between 2007 and 2008, amounting to 7,778 million euros. This change included in particular i) the negative impact of foreign exchange fluctuations between the two periods (112 million euros), ii) partly offset by the positive effect of changes in the scope of consolidation (19 million euros), with the integration of the “Business” and “Managed Services” divisions of GTL India, acquired in August 2007, and of Netia and PCM, acquired in October 2008 for the broadcasting business.

On a comparable basis, ECS revenues rose 1.9% (147 million euros) between 2007 and 2008.

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Revenues from Fixed-Line Telephony and traditional data services

On a comparable basis, the decrease in revenues from Fixed-Line Telephony and traditional data services (down 4.9% between 2007 and 2008) continued, but at a slower pace.

The migration of traditional data services (infrastructure and managed networks) to more modern technologies has entered its final phase, with a slower pace of migration for the remaining customer base, as these customers are more reluctant to make this technological leap. Revenues from traditional data services thus decreased by 9.2% between 2007 and 2008.

At the same time, the impact of the migration from “voice” to IP platforms remains limited. The 3.2% decrease in revenues from traditional Fixed-Line Telephony was due to i) the 6.9% decrease in the volume of Business calling services (downward trend in the fixed-line telephony market measured by interconnection), ii) the continued decrease in customer relations service traffic (Audiotel), and iii) the regulatory effect on prices. The stabilization of “voice” access figures also contributed to a slowdown in the decrease in the traditional “voice” business, in particular due to the positive effect of the analog subscription rate increase that took place on July 1, 2007 and that of Numéris subscription fees in mid-September 2008.

Revenues from Enhanced network services

On a comparable basis, the 6.8% rise between 2007 and 2008 in revenues from enhanced network services stemmed:

•

primarily from the 6.6% growth in revenues from IP network services, higher speed accesses and the development of added value services, offsetting the slight decrease in the pace of IP-VPN access growth; and

•

from the growth in revenues from enhanced infrastructure services, reflecting the development of very high speed services like MAN Ethernet and Ethernet LINK.

Revenues from Integration and outsourcing of critical communication applications

On a comparable basis, the 14.6% rise in revenues from Integration and outsourcing of critical communication applications between 2007 and 2008 reflected first and foremost the strong positioning in the outsourcing services market, where revenues grew by 21.7% between 2007 and 2008, significantly outperforming the market and driven both by the extension of existing contracts and by the conclusion of new contracts. In addition, 2008 saw the benefit of synergies created between the France Telecom group and subsidiaries that were acquired over the previous years. The consultancy, project management of network management and integration businesses also grew at rates that were well above market rates.

Revenues from other Business services

On a comparable basis, revenues from other Business services rose 2.5% between 2007 and 2008. The growth in revenues from the sale of network equipment decreased significantly in the second half of 2008 as a result of a more selective policy in mature markets on the one hand and of the economic slowdown affecting emerging markets and the slowdown in the trading room equipment business on the other hand. The broadcasting business continued to grow.

9.1.3.3.2  Gross operating margin – ECS

Gross operating margin (GOM) is not a financial measure defined by IFRS. For further information on the calculation of GOM and the reasons why the France Telecom group uses this measure, see Section 9.1.5.3 Financial measures not defined by IFRS and the Financial glossary appendix.

On a historical basis, ECS GOM amounted to 1,546 million euros in 2008, up 16.5% compared to 2007 and included in particular the negative impact of foreign exchange fluctuations.

On a comparable basis, ECS GOM grew by 17.4%. The GOM to revenues ratio thus improved by 2.6 points to 20.1% in 2008 compared to 17.5% in 2007. The significant improvement in the GOM between 2007 and 2008 stemmed from improved connectivity and service performance and a decrease in overhead.

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9.1.3.3.3  Operating income – ECS

	Year ended December 31
ENTERPRISE COMMUNICATION SERVICES (ECS) (in millions of euros)	2008	2007 on a comparable basis (1)	2007 on a historical basis	Change (%) on a comparable basis (1)	Change (%) on a historical basis
GOM	1,564	1,332	1,343	17.4%	16.5%
Employee profit-sharing	(19)	-	(26)	-	(25.6)%
Share-based compensation	(14)	-	(29)	-	(52.2)%
Depreciation and amortization	(362)	(421)	(420)	(13.9)%	(13.7)%
Impairment of goodwill	-	-	-	-	-
Impairment of non-current assets	(31)	-	(93)	-	(67.9)%
Restructuring costs	(23)	-	(28)	-	(18.9)%
Share of profits (losses) of associates	-	-	-	-	-
Operating income (2)	1,115	-	747	-	49.3%
(1) Unaudited data. See Section 9.1.5.1, Transition from data on a historical basis to data on a comparable basis. (2) Operating income allocated to the business segment.

On a historical basis, operating income allocated to ECS amounted to 1,115 million euros in 2008 compared to 747 million euros in 2007, representing an increase of 49.3% (368 million euros). The increase between the two periods primarily stemmed from the rise in the GOM (221 million euros), and to a lesser extent from the decrease in the level of impairment losses (62 million euros) and in depreciation and amortization (58 million euros).

The operating expenses included in GOM and in operating income are set out, for the Group, in Section 9.1.2.2, From Group gross operating margin to operating income.

9.1.3.3.4  Capital expenditures on tangible and intangible assets excluding licenses - ECS

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX) are not a financial measure defined by IFRS. For further information on the calculation of CAPEX and the reasons why the France Telecom group uses this measure, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.

On both historical and comparable bases, capital expenditures on tangible and intangible assets excluding licenses by ECS amounted to 356 million euros in 2008, down 12.4% compared to 2007. These capital expenditures mainly related to connectivity and the ongoing development of the services business. The decrease in capital expenditures between 2007 and 2008 was primarily due to the lower cost of equipment installed at client sites.

9.1.4 Cash flows, shareholder’s equity and financial debt

This section presents, for the France Telecom group, i) an analysis of liquidity and cash flows, with a presentation of organic cash flow, of the net cash provided by operating activities, of the net cash used in investing activities and of the net cash used in financing activities, ii) equity and iii) financial debt and financial resources.

9.1.4.1 Liquidity and cash flows

The table below is a simplified consolidated statement of cash flows for the France Telecom group (for more details see the Consolidated statement of cash flows).

	Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
Net cash provided by operating activities	14,999	14,644
Net cash used in investing activities	(8,035)	(6,881)
Net cash used in financing activities	(6,057)	(7,654)
Net change in cash and cash equivalents	907	109
Effect of exchange rate changes on cash and cash equivalents and other non-monetary effects	(132)	(54)
Cash and cash equivalents at beginning of period	4,025	3,970
Cash and cash equivalents at end of period	4,800	4,025

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9.1.4.1.1  Organic cash flow

Organic cash flow is not a financial measure defined by IFRS. For further information on the calculation of organic cash flow and the reasons why the France Telecom group uses this measure, see Section 9.1.5.3, Financial measures not defined by IFRS and the Financial glossary appendix.
France Telecom uses organic cash flow as an operational performance indicator to measure the cash flow generated by operating activities, excluding cash paid for investment securities (net of cash acquired) and excluding proceeds from sales of investment securities (net of cash transferred).

FROM GOM TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
GOM	19,399	19,116
Elimination of non-monetary items included in GOM	(22)	34
Interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	(2,262)	(2,411)
Income tax paid	(878)	(791)
Payments made under the early retirement plan (1)	(661)	(893)
Restructuring costs paid (2)	(393)	(272)
Employee profit-sharing paid	(359)	(346)
Change in total working capital requirement (3) (4)	199	281
• Change in operating working capital requirement (3)	613	61
• Change in other items of the working capital requirement (4)	(414)	220
Elimination of other non-monetary items and other items paid	(24)	(74)
Net cash provided by operating activities	14,999	14,644

(1)

See Notes 2, 8, 10, 23, 24 and 29 to the consolidated financial statements.

(2)

Excluding payments made under the early retirement plan (see above in table).

(3)

See the Financial glossary appendix.

(4)

Excluding employee profit sharing paid (see above in table).

FROM NET CASH PROVIDED BY OPERATING ACTIVITIES TO ORGANIC CASH FLOW

	Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
Net cash provided by operating activities	14,999	14,644
Acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers)	(7,216)	(6,939)
• CAPEX (1)	(6,867)	(6,979)
• Telecommunication licenses (1)	(273)	(85)
• Increase (decrease) in amounts due to fixed asset suppliers	(76)	125
Proceeds from sales of property, plant and equipment and intangible assets	233	113
Organic cash flow	8,016	7,818
(1) See Section 9.1.2.4.1, Group capital expenditures and Segment information in the consolidated financial statements.

The organic cash flow of the France Telecom group amounted to 8,016 million euros in 2008 (compared to 7,818 million euros in 2007), in line with the stated objective of generating more than 7.8 billion euros of organic cash flow in 2008. The 198 million euros increase in organic cash flow between 2007 and 2008 stemmed from i) the 355 million euros rise in net cash provided by operating activities, related to the increase in GOM, and ii) to a lesser extent from the 120 million euros increase in proceeds from sales of property, plant and equipment and intangible assets, iii) partly offset by the 277 million euros increase in the acquisitions and sales of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) between the two periods.

The share of organic cash flow attributable to minority shareholders amounted to 763 million euros in 2008 compared to 746 million euros in 2007.

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9.1.4.1.2  Net cash provided by operating activities

Net cash provided by operating activities amounted to 14,999 million euros in 2008, up 355 million euros on 2007 (14,644 million euros).

(in millions of euros)	Year ended December 31
Net cash provided by operating activities in 2007 (historical basis)	14,644
Increase factors:
Increase in the GOM	283
Decrease in payments made under the early retirement plan	232
Decrease in interest paid and interest rates effects on derivatives, net (net of dividends and interest income received)	149
Decrease factors:
Decrease in the change in total working capital requirement (1)	(135)
• Increase in the change in operating working capital requirement (1)	552
• Decrease in the change in other items of the working capital requirement	(687)
Increase in restructuring costs paid (2)	(121)
Increase in income tax paid	(87)
Other items	34
Net cash provided by operating activities in 2008	14,999
(1) See the Financial glossary appendix. (2) Excluding payments made under the early retirement plan (see above in table).

9.1.4.1.3  Net cash used in investing activities

Net cash used in investing activities amounted to 8,035 million euros in 2008 compared to 6,881 million euros in 2007.

ACQUISITIONS AND SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

	Year ended December 31
ACQUISITIONS AND SALES OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS (NET OF THE CHANGE IN AMOUNTS DUE TO FIXED ASSET SUPPLIERS) (in millions of euros)	2008	2007 on a historical basis
Acquisitions of property, plant and equipment and intangible assets	(7,140)	(7,064)
• CAPEX (1)	(6,867)	(6,979)
• Telecommunication licenses (1)	(273)	(85)
Increase (decrease) in amounts due to fixed asset suppliers	(76)	125
Proceeds from sales of property, plant and equipment and intangible assets	233	113
GROUP TOTAL	(6,983)	(6,826)
(1) See Section 9.1.2.4.1, Group capital expenditures and Segment information in the consolidated financial statements.

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CASH PAID FOR INVESTMENT SECURITIES

	Year ended December 31
CASH PAID FOR INVESTMENT SECURITIES (NET OF CASH ACQUIRED) (1) (in millions of euros)	2008	2007 on a historical basis
Treasury share buyback by TP S.A. (2.4% in 2008 and 2.0% en 2007)(2)	(200)	(185)
5.2% treasury share buyback by Mobistar(2)	(175)	-
Acquisition of 2.3% of FT España(2)	(169)	-
Contribution to the establishment of Orange Uganda Limited (company 53% owned by France Telecom)(2) (3)	(40)	-
Acquisition of 48.5% of Compagnie Européenne de Téléphonie (CET) (company that owns Photo Station and Photo Service)(2) (4)	(32)	-
Acquisition of 100% of Cityvox(2)	(30)	-
Acquisition of the Silicomp Group (0.2% in 2008 and 96.1% in 2007)	(5)	(96)
Acquisition of 100% of T-Online Telecommunications Spain which became FT España ISP (previously operating under the Ya.com brand)(5)	-	(319)
Acquisition of 51% of Telkom Kenya(6)	-	(270)
Acquisition of 33.5% of Orange Moldova (formerly Voxtel)	-	(103)
Acquisition of 90.0% of VOXmobile by Mobistar	-	(80)
Other payments for investments securities	(110)	(64)
GROUP TOTAL	(761)	(1,117)

(1)

See Note 3 to the consolidated financial statements.

(2)

See Section 9.1.1.4, Main events that took place in 2008.

(3)

The total contribution to the establishment of Orange Uganda Limited amounted to 95 million US dollars (71 million euros), of which 50 million US dollars (40 million euros) was paid in 2008 with the remaining balance to be paid in 2009 (See Notes 3, 12, 13 and 29 to the consolidated financial statements).

(4)

The total cost of the interest in Compagnie Européenne de Téléphonie (CET) amounted to 68 million euros, including 36 million euros in offsetting of receivables (See Notes 3, 14 and 31 to the consolidated financial statements).

(5)

See Notes 3, 12 and 13 to the consolidated financial statements.

(6)

See Notes 3, 11, 12, 13 and 15 to the consolidated financial statements.

Cash paid for investment securities net of cash acquired amounted to 761 million euros in 2008 compared to 1,117 million euros in 2007. The main investment securities acquired in 2008 are described in Section 9.1.1.4, Main events that took place in 2008 and in Note 3 to the consolidated financial statements.

PROCEEDS FROM SALES OF INVESTMENT SECURITIES

	Year ended December 31
PROCEEDS FROM SALE OF INVESTMENT SECURITIES (NET OF CASH TRANSFERRED) (1) (in millions of euros)	2008	2007 on a historical basis
Proceeds from sale of 100% of Orange’s mobile and Internet operations in the Netherlands(2)	-	1,306
Additional purchase consideration relating to the sale of Tower Participations (company owning TDF)	-	254
Proceeds from sale of 20% of Bluebirds Participations France (company owning Eutelsat Communications)	-	110
Effect of the share restructuring at One GmbH(3)	-	82
Other proceeds from sales of investment securities	56	56
GROUP TOTAL	56	1,808

(1)

See Notes 3 and 7 to the consolidated financial statements.

(2)

See Notes 3, 7, 11, 12, 13 and 29 to the consolidated financial statements.

(3)

See Notes 3, 7, 14 and 29 to the consolidated financial statements.

Proceeds from the sale of investment securities, net of cash transferred, amounted to 56 million euros in 2008 compared to 1,808 million euros in 2007. The main proceeds from the sale of investment securities in 2008 are set out in Section 9.1.1.4, Main events that took place in 2008 and in Notes 3 and 7 to the consolidated financial statements.

Other changes in marketable securities and other assets

Marketable securities and other assets increased by 347 million euros in 2008 (compared to an increase of 746 million euros in 2007). In 2008, this amount in particular included a 207 million euros escrow deposit. This additional deposit, on top of the initial deposit of 757 million euros made in 2007, concerned the dispute relating to France Telecom’s specific business tax regime between 1991 and 2002 (See Notes 29 and 30 to the consolidated financial statements). The placing into escrow of this additional deposit increased net financial debt at December 31, 2008, but had no impact on the Group’s organic cash flow in 2008.

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9.1.4.1.4  Net cash used in financing activities

Net cash used in financing activities represented a total requirement of 6,057 million euros in 2008 compared to a requirement of 7,654 million euros in 2007.

Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
Issuances (1)	5,486	3,946
Bonds issued by France Telecom S.A.	4,047	3,722
Other issuances	1,439	224
Redemptions and repayments (1)	(7,481)	(6,546)
Bond redemptions by France Telecom S.A.	(4,584)	(4,752)
Bonds redemptions by the TP Group	(684)	(475)
Repayment of syndicated credit lines by FT España	(280)	(400)
Redeeming of perpetual bonds redeemable for shares (TDIRAs) (2)	(629)	(383)
Redemption of Bonds convertible and / or exchangeable into new or existing France Telecom shares (OCEANE) (1)	(501)	-
Other redemptions and repayments	(425)	(437)
Foreign exchange effect of net derivatives	(378)	(99)
Increase (decrease) in bank overdrafts and short-term borrowings (1)	968	(906)
Decrease (increase) in deposits and other debt-linked financial assets (1)	672	(330)
Treasury share buyback (3)	(35)	(214)
Changes in the capital ofFrance Telecom S.A. (3)	11	140
Changes in the capital of subsidiaries (minority shareholders) (4)	(100)	50
Dividends paid (3)	(5,578)	(3,794)
Dividends paid by France Telecom S.A.	(4,949)	(3,117)
Dividends paid by the subsidiaries to minority shareholders	(629)	(677)
NET CASH USED IN FINANCING ACTIVITIES	(6,057)	(7,654)

(1)

See Note 21 to the consolidated financial statements.

(2)

Including (64) million euros in 2008 and (16) million euros in 2007 posted under the Equity portion of hybrid debts line item (See Note 21 to the consolidated financial statements).

(3)

See Note 20 to the consolidated financial statements.

(4)

Including Mobistar in 2008 (See Note 3 to the consolidated financial statements).

The management of the covenants is described in Note 27 to the consolidated financial statements.

9.1.4.2 Equity

At December 31, 2008, the French state held, directly and indirectly, via ERAP, a state-owned industrial and commercial entity, 26.7% of the capital of France Telecom S.A. compared to 27.3% at December 31, 2007 (See Note 20 to the consolidated financial statements).

(in millions of euros)	Year ended December 31
Equity at December 31, 2007 (historical basis) (1)	34,523
Equity attributable to equity holders of France Telecom S.A.	30,053
Minority interests	4,470
Change in equity attributable to equity holders of France Telecom S.A. (2) :	(2,453)
Net income for 2008	4,069
Distribution of dividends by France Telecom S.A.	(4,949)
Unrealized foreign exchange gains (losses)	(1,930)
Other movements	357
Change in minority interests (2)	(872)
Equity at December 31, 2008	31,198
Equity attributable to equity holders of France Telecom S.A.	27,600
Minority interests	3,598

(1)

See Note 1 to the consolidated financial statements regarding the impact on equity of the change in accounting method in respect of the customer loyalty program stemming from the application of IFRIC 13.

(2)

For more details, see Consolidated statement of changes in equity and Note 20 to the consolidated financial statements.

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9.1.4.3 Financial debt and financial resources

9.1.4.3.1  Net financial debt

The France Telecom Group’s net financial debt (see the Financial glossary appendix and Note 21 to the consolidated financial statements) amounted to 35,859 million euros at December 31, 2008 compared to 37,980 million euros at December 31, 2007. Compared to December 31, 2007, net financial debt was thus down by 2,121 million euros at December 31, 2008.

For further information on the risks relating to the France Telecom Group’s financial debt, see Section 4.1, Risks relating to France Telecom’s business activities.

NET FINANCIAL DEBT INDICATORS

	Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
Net financial debt	35,859	37,980
Weighted average cost of net financial debt	6.66%	6.46%
Average maturity of net financial debt (1)	7.5,ans	7.1,ans
Ratio of Net financial debt/Equity (2)	1.15	1.10
Ratio of Net financial debt/GOM	1.85	1.99

(1)

Excluding perpetual bonds redeemable for shares (TDIRAs).

(2)

See Note 1 to the consolidated financial statements regarding the impact on equity of the change in accounting method in respect of the customer loyalty programs stemming from the application of IFRIC 13.

The weighted average cost of net financial debt is calculated as the ratio of interest expenses, net, less exceptional and non-recurring items, to the average amount outstanding, calculated based on net financial debt adjusted for the non-interest bearing amounts, such as accrued interest payable and liabilities in respect of commitments to buy out minority interests.

CHANGE IN NET FINANCIAL DEBT

(in millions of euros)
Net financial debt at December 31, 2007 (historical basis)	37,980
Decrease factors:
Organic cash flow (1)	(8,016)
Proceeds from sales of investment securities (net of cash transferred) (1)	(56)
Increase factors:
Dividends paid by France Telecom S.A. (2)	4,949
Cash paid for investment securities (net of cash acquired) (1)	761
Dividends paid by the subsidiaries to minority shareholders	629
Change in the fair value of the price guarantee given to the minority shareholders of FT España / Amena (3)	294
Escrow deposit (4)	207
Other items (5)	(889)
Net financial debt at December 31, 2008	35,859

(1)

See Section 9.1.4.1 Liquidity and cash flows.

(2)

Payment of a dividend of 1.30 euros per share in respect of the 2007 financial year, in the amount of 3,386 million euros, and the payment of an interim dividend of 0.60 euro cents per share in respect of the 2008 financial year, in the amount of 1,563 million euros (See Note 20 to the consolidated financial statements).

(3)

See Notes 21, 22, 27, 28 and 29 to the consolidated financial statements.

(4)

Dispute relating to France Telecom’s specific business tax regime between 1991 and 2002 (see Notes 29 and 30 to the consolidated financial statements). The placing into escrow of this deposit had no impact on the Group’s organic cash flow in 2008.

(5)

Primarily the foreign exchange effect of the decrease in the value of the pound sterling against the euro.

9.1.4.3.2  Financial resources

Financial assets at fair value through profit and loss, financial liabilities and net financial debt as well as derivative instruments are described in Notes 18, 21 and 22 to the consolidated financial statements.

In 2008, France Telecom S.A.’s policy was to take advantage of each window in the market to refinance its bond redemptions, with:

•

in March and April 2008, bond issues of 975 million euros through additional tranches under existing bond series and private placements, with in particular i) an additional 400 million euros tranche series of bonds maturing in 2017 and bearing interest at 4.75%, ii) an additional 225 million euros tranche series of bonds maturing in 2012 and bearing interest at 4.375%, and iii) an additional 150 million euros tranche series of bonds maturing in 2015 and bearing interest at 3.625%;

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•

in May 2008, the issue of a 2 billion euro series of bonds, split into two tranches: a 1,250 million euros tranche series of bonds maturing in 2018 and bearing interest at 5.625% and a 750 million euros tranche series of bonds maturing in 2014 and bearing interest at 5.25%;

•

in September 2008, the issue of a 350 million euros inflation-linked series of bond maturing in 2018; and

•

in November 2008, the issue of i) an additional 300 million euros tranche underthe 10-year series of bonds issued in May 2008, ii) an additional 115 million euros tranche under the inflation-linked series of bonds issued in September 2008, and iii) a 500 million pound sterling series of bonds (around 590 million euros at issue) maturing in 2028 and bearing interest at 8.125%.

In total, France Telecom S.A. issued 4.3 billion euros in bonds in 2008 with a weighted average maturity at issue of approximately 10 years and a weighted average annual coupon of 5.9%. The issuances made during the second half of 2008 were for the most part swapped for variable rates given the likelihood of interest rate reductions. The fixed rate component of the Group’s net financial debt remained high at December 31, 2008 at 84.8% (compared to 85.5% at December 31, 2007).

The France Telecom Group’s policy is to be in a position to meet its upcoming repayment obligations without additional financing, out of available cash and existing credit lines, for at least the next twelve months.

9.1.4.3.3  Exposure to market risks and financial instruments

In the course of its industrial and commercial activities, France Telecom is exposed to market risks related to the cost of its debt and the value of certain assets denominated in foreign currencies (investment securities of foreign companies). On the basis of an analysis of its general risk exposure, primarily relating to fluctuations in interest rates and foreign exchange rates, France Telecom uses various financial instruments, within limits set by Management in terms of potential impact on net income for the year, with the objective of optimizing its financing costs.

The management of the interest rate risk, currency risk, liquidity risk, covenants, credit risk and counterparty risk as well as the management of the stock market risk are described in Note 27 to the consolidated financial statements.

9.1.4.3.4  Change in France Telecom’s debt ratings

At December 31, 2008, like at December 31, 2007, France Telecom’s debt ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

Only the bonds issued in March 2001 (3.5 billion US dollars and bearing interest at 7.75% maturing in 2011, 600 million pounds sterling and bearing interest at 7.5% maturing in 2011 and 2.5 billion US dollars and bearing interest at 8.5% maturing in 2031), comprising 4.8 billion euros outstanding at December 31, 2008, contain step up clauses (see the Financial glossary appendix and Note 21 to the consolidated financial statements). Under the terms of this clause, in the event of a downgrading of the unsecured long-term debt of France Telecom S.A. under A3 by Moody’s or A- by S&P, the interest rate coupon will increase by 0.25% per downgrade level and per rating agency. In the event of an upgrade, the mechanism works in the opposite way, provided that the interest rate cannot decrease below the initial borrowing rate. Since no adjustment was made to France Telecom’s rating in 2008, no step-up clause was activated.

For further information on financial market risks, see Section 4.3 Risks relating to financial markets.

9.1.5 Additional information

This section presents, for the France Telecom group, i) the transition from data on a historical basis to data on a comparable basis for 2007, ii) contractual obligations and off-balance sheet commitments, and iii) financial measures not defined by IFRS.

9.1.5.1 Transition from data on a historical basis to data on a comparable basis

Gross operating margin (GOM) and capital expenditure on tangible and intangible assets excluding licenses (CAPEX) are not financial measures defined by IFRS. For further information on the calculation of the GOM and CAPEX and the reasons why the France Telecom group uses these measures, see Section 9.1.5.3 Financial measures not defined by IFRS and the Financial glossary appendix.

In order to enable investors to track the annual performance of the Group’s operations, data on a comparable basis are provided for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. France Telecom provides the details of the impact of changes in method, scope of consolidation and foreign exchange on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply the methods and scope of consolidation for the period ended as well as the average exchange rates used for the income statement for the period ended to the data for the corresponding period from the preceding year. Data on a comparable basis is not intended to replace the data on a historical basis for the year ended or the previous periods.

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Data on a comparable basis is calculated through GOM. For items between GOM and operating income, data on a comparable basis is established only for depreciation and amortization.

Group Summary

The two tables below present, for the France Telecom group, the transition from data on a historical basis to data on a comparable basis for 2007 for the key operating data.

KEY OPERATING INDICATORS

	Year ended December 31 2007
(in millions of euros)	Revenues	GOM	Depreciation and amortization	CAPEX	Average no. of employees
Data on a historical basis	52,959	19,116	(8,111)	6,979	183,799
Changes in the scope of consolidation (1)	(296)	(168)	64	40	5,834
Newly consolidated companies	268	(63)	(22)	62	7,102
Acquisition of Telkom Kenya	124	6	-	39	6,000
Acquisition of Ya.com (2)	102	(58)	(18)	18	276
Acquisition of VOXmobile	17	(1)	(2)	4	53
Acquisition of the “Business” and “Managed Services” divisions of GTL India	14	-	-	-	499
Other	11	(10)	(2)	1	274
Companies no longer consolidated	(564)	(105)	86	(22)	(1,268)
Sale of Orange’s mobile and Internet operations in the Netherlands	(543)	(97)	85	(60)	(989)
Sale of TP Ditel	(21)	(4)	-	-	(279)
Other	-	(4)	1	38	-
Foreign exchange fluctuations (1) (3)	(670)	(74)	53	(16)	-
Pound sterling (GBP)	(921)	(185)	145	(73)	-
Polish zloty (PLN)	376	157	(93)	77	-
US dollar (USD)	(93)	(42)	2	(4)	-
Other	(32)	(4)	(1)	(16)	-
Other changes (1)	(23)	(8)	(7)	9	-
Data on a comparable basis (1)	51,970	18,866	(8,001)	7,012	189,633

(1)

Unaudited data.

(2)

Acquisition of T-Online Telecommunications Spain, now FT España ISP (company previously operating under the Ya.com brand).

(3)

Foreign exchange fluctuations between the average exchange rates in 2007 and the average exchange rates in 2008.

OPERATING EXPENSES INCLUDED IN GOM

	Year ended December 31 2007
(in millions of euros)	Revenues	OPEX exc. labour expenses (wages and employee benefit expenses)	Labour expenses (wages and employee benefit expenses)	GOM
Data on a historical basis	52,959	(25,076)	(8,767)	19,116
Changes in the scope of consolidation (1)	(296)	150	(22)	(168)
Foreign exchange fluctuations (1) (2)	(670)	537	59	(74)
Other changes (1)	(23)	32	(17)	(8)
Data on a comparable basis (1)	51,970	(24,357)	(8,747)	18,866
(1) Données non auditées. (2) Variations de change entre les taux de change moyens de l’exercice 2007 et les taux de change moyens de l’exercice 2008.

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Details of the transition from data on a historical basis to data on a comparable basis

The changes included in the transition from data on a historical basis to data on a comparable basis for 2007 primarily included:

•

changes in scope of consolidation (see Note 3 to the consolidated financial statements) which primarily reflected the impact of:

•

the disposal of Orange’s Internet and mobile operations in the Netherlands (PCS Rest of the World and HCS Rest of the World subsegments) on October 1, 2007, effective January 1, 2007 on a comparable basis,

•

the acquisition of Telkom Kenya (HCS Rest of the World subsegment) on December 21, 2007, effective from January 1, 2007 on a comparable basis,

•

the acquisition of T-Online Telecommunications Spain (HCS Rest of the World subsegment), a company previously operating under the Ya.com brand, on July 31, 2007, effective from January 1, 2007 on a comparable basis,

•

the acquisition of VOXmobile (PCS Rest of the World subsegment) on July 2, 2007, effective from January 1, 2007 on a comparable basis,

•

the sale of TP Ditel (HCS Poland subsegment) on June 20, 2008, effective from July 1, 2007 on a comparable basis,

•

the acquisition of the “Business” and “Managed Services” divisions of GTL India (ECS subsegment) on August 30, 2007, effective from January 1, 2007 on a comparable basis; and

•

foreign exchange fluctuations between the average exchange rates in 2007 and average exchange rates in 2008.

The three tables below present, for each France Telecom group business segment, the transition from data on a historical basis to data on a comparable basis for 2007 for the key operating data.

PERSONAL COMMUNICATION SERVICES (PCS)

	Year ended December 31 2007
PCS (in millions of euros)	Revenues	GOM	Depreciation and amortization	CAPEX	Average no. of employees
Data on a historical basis	29,119	9,977	(4,456)	3,493	35,427
Changes in the scope of consolidation (1)	(472)	(95)	75	(47)	(753)
Sale of Orange’s mobile operations in the Netherlands	(490)	(86)	77	(52)	(820)
Acquisition of VOXmobile	17	(1)	(2)	4	53
Other	1	(8)	-	1	14
Foreign exchange fluctuations (1) (2)	(698)	(170)	114	(57)	-
Other changes (1) (3)	(34)	(15)	1	-	(1,138)
Data on a comparable basis (1)	27,915	9,697	(4,266)	3,389	33,536

(1)

Unaudited data.

(2)

Foreign exchange fluctuations between the average exchange rates in 2007 and the average exchange rates in 2008.

(3)

Including the effect of internal reorganizations between business segments that do not affect the Group as a whole.

HOME COMMUNICATION SERVICES (HCS)

	Year ended December 31 2007
HCS (in millions of euros)	Revenues	GOM	Depreciation and amortization	CAPEX	Average no. of employees
Data on a historical basis	22,671	7,799	(3,238)	3,080	129,168
Changes in the scope of consolidation (1)	135	(72)	(10)	88	5,915
Acquisition of Telkom Kenya	124	6	-	39	6,000
Acquisition of Ya.com (2)	102	(58)	(18)	18	276
Sale of Orange’s Internet operations in the Netherlands	(75)	(11)	7	(9)	(170)
Sale of TP Ditel	(21)	(4)	-	-	(279)
Other	5	(5)	1	40	88
Foreign exchange fluctuations (1) (3)	138	107	(61)	42	-
Other changes (1) (4)	84	6	(8)	7	1,524
Data on a comparable basis (1)	23,028	7,840	(3,317)	3,217	136,607

(1)

Unaudited data.

(2)

Acquisition of T-Online Telecommunications Spain, now FT España ISP (company previously operating under the Ya.com brand).

(3)

Foreign exchange fluctuations between the average exchange rates in 2007 and the average exchange rates in 2008.

(4)

Including the effect of internal reorganizations between business segments that do not affect the Group as a whole.

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ENTERPRISE COMMUNICATION SERVICES (ECS)

	Year ended December 31 2007
ECS (in millions of euros)	Revenues	GOM	Depreciation and amortization	CAPEX	Average no. of employees
Data on a historical basis	7,721	1,343	(420)	406	19,204
Changes in the scope of consolidation (1)	19	(2)	-	-	562
Acquisition of the “Business” and “Managed Services” divisions of GTL India	14	(1)	-	-	499
Other	5	(1)	-	-	63
Foreign exchange fluctuations (1) (2)	(112)	(10)	-	(1)	-
Other changes (1) (3)	3	1	(1)	1	(276)
Data on a comparable basis (1)	7,631	1,332	(421)	406	19,490

(1)

Unaudited data.

(2)

Foreign exchange fluctuations between the average exchange rates in 2007 and the average exchange rates in 2008.

(3)

Including the effect of internal reorganizations between business segments that do not affect the Group as a whole.

9.1.5.2 Off-balance sheet commitments and contractual obligations

Off-balance sheet commitments and contractual obligations are described in Note 29 to the consolidated financial statements.

9.1.5.3 Financial measures not defined by IFRS

In addition to the financial measures published in accordance with the International Financial Reporting Standards (IFRS), France Telecom also publishes in this document financial measures that are not defined by IFRS. As described below, these figures are provided as additional information and should not be substituted for or confused with the financial measures that are defined by IFRS.

Gross operating margin (GOM)

Gross operating margin, referred to hereinafter as “GOM”, corresponds to operating income before employee profit-sharing, share-based compensation, depreciation and amortization, impairment of goodwill and non-current assets, gains (losses) on disposal of assets, restructuring costs and share of profits (losses) of associates. GOM does not include:

•

employee profit-sharing and share-based compensation because they stem either from legal obligations, from the sale by the French state of its shares or from shareholder resolutions, and because they are excluded from the Group’s internal analysis and from the analysis by business segment;

•

depreciation and amortization because this expense is the result of long-term investments over which management has no short-term influence; and

•

impairment losses, restructuring costs and gains (losses) on disposal of assets, since these items cannot by their nature be foreseen either in amount or in frequency.

GOM is presented in “Segment information” in the consolidated financial statements and in Note 2 of the consolidated financial statements’ appendix. The reconciliation between GOM and operating income as presented in the consolidated income statement is set out below.

	Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
Revenues	53,488	52,959
External purchases	(23,652)	(23,156)
Other operating income	380	440
Other operating expenses	(2,258)	(2,360)
Labour expenses: Wages and employee benefit expenses	(8,559)	(8,767)
Gross operating margin (GOM)	19,399	19,116
Employee profit-sharing	(319)	(359)
Share-based compensation	(82)	(279)
Depreciation and amortization	(7,776)	(8,111)
Impairment of goodwill	(271)	(26)
Impairment of non-current assets	(9)	(107)
Gains (losses) on disposal of assets	11	769
Restructuring costs	(470)	(208)
Share of profits (losses) of associates	(211)	4
Operating income	10,272	10,799

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GOM is one of the indicators used by France Telecom to i) manage and assess the performance of its business segments, ii) implement its investment and resource allocation strategy, and iii) measure the performance of the Group Executive Directors. France Telecom Group’s Management believes that the presentation of GOM is meaningful for investors because it provides an analysis of operating results and business segment profitability using the same measure as the one employed by Management.

GOM also allows France Telecom to compare its results with those of other companies in the telecommunications sector, excluding the structure of their assets. GOM, or similar management indicators used by France Telecom’s competitors, are often published and are widely used by analysts, investors and other persons involved in the telecommunications industry.

GOM is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to similarly titled indicators used by other companies. GOM is provided as additional information and should not be considered as a substitute for operating income or net cash provided by operating activities.

Operating income before depreciation and amortization and impairment losses (EBITDA)

Operating income before depreciation and amortization and impairment losses, referred to hereinafter as “EBITDA” corresponds to operating income before depreciation and amortization and before impairment of goodwill and non-current assets.

EBITDA also enables France Telecom to compare its results to those of other companies in the telecommunications sector. EBITDA, or similar management indicators used by France Telecom’s competitors, are indicators that are often published and that are widely used by analysts, investors, and other persons involved in the telecommunications industry.

The reconciliation between EBITDA and operating income as presented in the consolidated statement of income is set out below.

	Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
Revenues	53,488	52,959
External purchases	(23,652)	(23,156)
Other operating income	380	440
Other operating expenses	(2,258)	(2,360)
Labour expenses: Wages and employee benefit expenses	(8,559)	(8,767)
Employee profit-sharing	(319)	(359)
Share-based compensation Share-based compensation	(82)	(279)
Gains (losses) on disposal of assets	11	769
Restructuring costs	(470)	(208)
Share of profits (losses) of associates	(211)	4
Operating income before depreciation and amortization and impairment losses (EBITDA)	18,328	19,043
Depreciation and amortization	(7,776)	(8,111)
Impairment of goodwill	(271)	(26)
Impairment of non-current assets	(9)	(107)
Operating income	10,272	10,799

EBITDA is not a financial measure defined by IFRS as a measurement of financial performance and may not be comparable to similarly titled indicators used by other companies. EBITDA is provided as additional information and should not be considered as a substitute for operating income.

Capital expenditures on tangible and intangible assets excluding licenses (CAPEX)

Capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding capital expenditures financed via finance leases, referred to hereinafter as “capital expenditures on tangible and intangible assets excluding licenses” or “CAPEX” relates to the acquisition of tangible and intangible assets excluding telecommunication licenses as presented in “Segment information” in the consolidated financial statements. The following calculation shows the transition from CAPEX to the acquisition of tangible and intangible assets.

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	Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
Acquisition of tangible and intangible assets excluding telecommunication licenses (CAPEX)	(6,867)	(6,979)
Telecommunication licenses	(273)	(85)
Acquisition of tangible and intangible assets	(7,140)	(7,064)

France Telecom Group’s Management uses CAPEX to measure the operational efficiency of capital expenditures use by each business segment. CAPEX exclude capital expenditures financed via finance leases (which are not material) and capital expenditures on telecommunication licenses, since the acquisition of these licenses capital expenditures. CAPEX allows investors to track annual capital expenditures relating to France Telecom’s business and to measure their return over the short-term. CAPEX does not constitute a financial measure defined by IFRS and is not a substitute for property, plant and equipment and intangible assets. CAPEX, as used by France Telecom, is not comparable with similarly titled indicators of other companies.

Organic cash flow

Organic cash flow includes net cash provided by operating activities, less net cash used in investing activities excluding cash paid for investment securities, proceeds from sales of investment securities and other changes in marketable securities and other assets.

Organic cash flow also corresponds to net cash provided by operating activities less acquisitions of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus the proceeds from sales of property, plant and equipment and intangible assets.

	Year ended December 31
(in millions of euros)	2008	2007 on a historical basis
Net cash provided by operating activities	14,999	14,644
Acquisitions of property, plant and equipment and intangible assets	(7,140)	(7,064)
Increase (decrease) in amounts due to fixed asset suppliers	(76)	125
Proceeds from sales of property, plant and equipment and intangible assets	233	113
Organic cash flow	8,016	7,818

France Telecom Group’s Management feels that organic cash flow is a meaningful indicator for investors as it is the indicator that it uses to measure the capacity of France Telecom to generate cash from its operating activities (net cash provided by operating activities, less acquisitions of property, plant and equipment and intangible assets) excluding cash paid for investment securities, proceeds from sales of investment securities and other changes in marketable securities and other assets. Organic cash flow is not a financial measure defined by IFRS and is not a substitute for net cash provided by operating activities or net cash used in investing activities. Organic cash flow, as used by France Telecom, is not comparable with similarly titled indicators of other companies.

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9.2     ANALYSIS OF FRANCE TELECOM S.A.’S FINANCIAL POSITION AND EARNINGS (FRENCH STANDARDS)

The separate annual financial statements of France Telecom S.A. have been prepared in accordance with generally accepted accounting principles in France and in accordance with the provisions of the French General Accounting Plan (Plan Comptable Général).

Details of the accounting methods used by France Telecom S.A. are in the Notes to the Annual financial statements of France Telecom S.A., Section 20.2.1, Note 2.

9.2.1 Overview and Main Developments

France Telecom S.A. (France Telecom) is the parent company of the France Telecom Group. It supports the fixed-line and Internet activities of the France Telecom Group in France and is in this regard the leading telecommunications operator in France. Through its subsidiaries, it is in addition one of the leading operators worldwide. The Company’s activities are described in Chapter 6 Description of Activities.

An analysis of the Company’s business performance during 2008 is presented in the Group’s Management Report, Section 9.1.3 Analysis by Business Segment.

Moreover, the main events that took place in 2008 are described in Section 9.1.1.4.

The main subsequent events are described in Section 20.2.1 Annual financial statements of France Telecom S.A.

9.2.2 Breakdown of Income

The information below relates to the income statement line items in France Telecom S.A.’s annual financial statements (“separate financial statements”). Items with a negative impact on income are indicated with a “( )” sign, with no sign for those with a positive impact. Year-on-year changes are expressed as a percentage (with a “( )” sign for a reduction in absolute terms and with no sign for an increase in absolute terms).

2007 figures are presented on an unadjusted historical basis, unless stated otherwise.

9.2.2.1 Operating income

	Year ended December 31
(in millions of euros)	2008	2007	Changes 2008-2007
Revenues	22,820	22,108	3.2%
Other operating income	2,837	3,128	(9.3%)
Consumption of goods and merchandise	(3,000)	(2,598)	15.4%
Other external purchases and expenses	(7,233)	(6,714)	7.7%
Taxes other than income tax	(865)	(926)	(6.6%)
Labor expenses	(6,569)	(6,675)	(1.6%)
Other operating expenses	(671)	(702)	(4.5%)
Depreciation, amortization and provisions	(2,326)	(2,391)	(2.7%)
Operating income	4,993	5,230	(4.5%)

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Revenues

The table below shows France Telecom S.A.’s revenue performance by market in 2008 and 2007.

	Year ended December 31
(in millions of euros)	2008	2007	Changes 2008-2007
FIXED-LINE SERVICES	19,883	19,651	1.2%
Subscriber fixed telephone lines	7,938	8,808	(9.9%)
Internet services	2,729	2,212	23.4%
Carrier services	3,838	3,501	9.6%
Data transfer	3,370	3,202	5.2%
Other fixed-line services	2,008	1,928	4.1%
OTHER REVENUES	2,937	2,457	19.5%
Sales of mobile equipment	284	261	8.8%
Various other revenues	2,653	2,196	20.8%
TOTAL REVENUES	22,820	22,108	3.2%

France Telecom S.A.’s revenues amounted to 22.8 billion euros in 2008, up 3.2% compared to the previous year. The downward trend in subscriber fixed telephone lines was more than offset by the rapid growth in ADSL broadband services (via Internet services and services to operators), by the rise in services provided to France Telecom group’s subsidiaries and by the growth in data services.

Fixed-line Services

Subscriber Fixed Telephone Lines

Revenues from subscriber fixed telephone lines were down 9.9% corresponding to:

•

the 13.0% decrease in revenues from traditional calling services, as a result of the development of “Voice over IP” services;

•

the 7.3% decrease in revenues from telephone service subscriptions as a result of the steady growth in ADSL broadband access without any telephone service subscription as a result of the full unbundling of telephone lines and naked ADSL and the development of a wholesale market in telephone service subscriptions.

Internet Services

The 23.4% growth in revenues from Internet services reflects the sharp rise in sales of ADSL broadband access and of complementary ADSL broadband services such as “Voice over IP” and “ADSL digital television” to consumers under the Orange brand.

Services to Operators

The 9.6% rise in revenues from services to operators is due to the development in unbundled telephone lines and, to a lesser extent, to an increase in the wholesale of telephone service subscriptions.

Data Transfer

The 5.2% rise in data transfer services is due to the development of high-speed and very high-speed access services and the growth in corporate network management services.

Other Fixed-Line Services

The 4.1% rise in other fixed-line services primarily relates to services connected with the operation and maintenance of telecommunications networks for France Telecom group subsidiaries.

Other Revenues

Sales of Mobile Equipment

The 8.8% rise in revenues from sales of mobile equipment is due to increased sales of high-end terminals.

Various other Revenues

Various other revenues were up 20.8%, reflecting the growth in services provided by France Telecom S.A. to France Telecom group subsidiaries, including IT services as part of the sharing of France Telecom group IT systems and call center services.

Operating Indicators

All figures in the table are in thousands.

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	Cumulative to end December
	2008 Actual	2007 Actual
SUBSCRIBER FIXED TELEPHONE LINES
Total number of telephone lines managed by FT SA	34,593	34,174
of which
Number of Consumer telephone lines	21,790	22,962
Number of Business telephone lines	5,461	5,645
INTERNET AND ADSL MULTI-SERVICES
Number of Orange ADSL broadband subscribers	8,326	7,296
Number of subscribers to multi-service offers
Number of leased Liveboxes	6,544	5,209
Number of “Voice over IP” services subscribers	5,774	4,102
Number ADSL TV offers subscribers	1,909	1,149
BUSINESS SERVICES
Number of permanent data network access points managed in France	327	322
of which
Number of IP-VPN accesses	256	242
Number of Business Everywhere mobile services users in France	683	571
SERVICES TO OPERATORS
Number of unbundled telephone lines	6,332	5,187
Partial unbundling	1,393	1,563
Full unbundling	4,939	3,624

Other Operating Income

Other operating income decreased by 9.3% year-on-year. This is mainly due to the decrease in provision reversals stemming from the 267 million euros reduction in provision reversals for early retirement plans, as a result of the lower number of early retirement plan beneficiaries, following the expiry of this scheme at the end of 2006.

Operating Expenses

Consumption of goods and merchandise rose 15.4% from (2,598) million euros in 2007 to (3,000) million euros in 2008, mainly as a result of a rise in purchases of handsets correlated with the very rapid growth in the number of leased Liveboxes (approximately 6,544,000 units operational in France in 2008 compared to approximately 5,209,000 the previous year) and the number of iPhones sold.

The 7.7% rise in other external purchases and expenses (which amount to (7,233) million euros in 2008 compared to (6,714) million euros in 2007) stemmed from:

•

the sharp rise in service fees and costs paid to content publishers (football rights, on-demand video catalogues, games…);

•

the rise in service fees and inter-operator costs as a result of the development of multi-service offers;

•

the rise in expenses relating to IT platforms, also as a result of the development of multi-service offers.

France Telecom S.A.’s labor expenses remained stable (6,569) million euros in 2008 compared to (6,675) million euros in 2007). This stability was the result of:

•

the reduction in the number of employees (average number of full-time equivalent employees), down from 95,857 in 2007 to 93,333 in 2008, a year-on-year reduction of 2,524 employees;

•

offset by a cost effect stemming primarily from pay raises and the payment of an incentive bonus in respect of 2007.

Other operating expenses were down 31 million euros between 2007 and 2008 to amount to (671) million euros in 2008. This line item includes royalties, patents, bad debts and miscellaneous expenses.

Operating income amounted to 4,993 million euros in 2008, down 4.5% from 2007. The margin (ratio of operating income to revenues) decreased by 1.8 points from 23.7% in 2007 to 21.9% in 2008.

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9.2.2.2 Financial Income and Expense

	Year ended December 31
(in millions of euros)	2008	2007
Interest expenses excluding perpetual bonds redeemable for shares (TDIRAs)	(2,652)	(1,857)
Interest expenses for perpetual bonds redeemable for shares (TDIRAs)	(187)	(212)
Foreign exchange gains (losses)	(858)	(191)
Dividends received	12,137	971
Change in provisions for investment securities and related receivables	(10,710)	2,460
Other income / costs / accretion effects	(462)	(186)
Net finance costs	(2,732)	985

Net finance costs amounted to (2,732) million euros in 2008 compared to finance income of 985 million euros in 2007. This decrease was mainly due to the negative impact of provisions for investment securities and related receivables (a net provision of 10,710 million euros in 2008 compared to a net recovery of 2,460 million euros in 2007), partly offset by the rise in dividends received (12,137 million euros in 2008 compared to 971 million euros in 2007).

The change in provisions for investment securities and related receivables, 2,460 million euros in 2007 to (10,710) million euros in 2008 stemmed from:

•

the lower level of provision reversals primarily due to a 3,375 million euros reversal in 2007 in respect of Orange S.A. shares;

•

the (7,432) million euros provision charge in respect of Wirefree Services Belgium shares;

•

the (2,143) million euros provision charge in respect of Atlas Services Belgium shares;

•

and the (1,420) million euros provision charge in respect of Equant.

The rise in dividends received mainly stemmed from the higher dividends received from the following subsidiaries:

•

Wirefree Services Belgium (dividend of 8,950 million euros in 2008), a subsidiary acquired by France Telecom S.A. in 2008; and

•

Orange S.A. (up 2,339 million euros in 2008 on 2007).

The 795 million euros rise in interest expenses excluding perpetual bonds redeemable for shares (TDIRAs) was due to:

•

the 862 million euros rise in interest paid on intercompany loans, which amounted to (1,649) million euros in 2008 (compared to (787) million euros in 2007);

•

partly offset by a 241 million euros saving in interest on borrowings between 2007 and 2008.

Interest expenses for perpetual bonds redeemable for shares (TDIRAs) amounted to (187) million euros in 2008 compared to (212) million euros in 2007. The lower interest bill was due to the 629 million euros buybacks of TDIRAs during 2008.

	Year ended December 31
(in millions of euros)	2008	2007	Changes 2008-2007
Interest expense (excluding TDIRAs)	(2,652)	(1,857)	(795)
Net financial debt at end of period (1)	26,442	28,443	(2,001)
Average net financial debt outstanding over the period (2)	27,822	30,197	(2,375)
Weighted average cost of net financial debt	6.01%	5.92%	0.09,pt

(1)

See Section 9.2.3.5.

(2)

Average outstandings net financial debt adjusted for the amounts that do not give rise to interest, such as accrued interest payable and allowing the calculation of the weighted average cost of net financial debt.

The net foreign exchange loss in 2008 amounted to (858) million euros compared to (191) million euros the previous year. This was mainly due to a (876) million euros foreign exchange loss as a result of the decrease in the pound sterling against the euro.

The other finance income and costs and accretion effects which amounted to (462) million euros in 2008 primarily include an interest rate risk charge of 223 million euros compared to 40 million euros in 2007.

As regards exposure to market risks and financial instruments, France Telecom’s policy is not to use derivatives for speculative purposes. Details of all market risks and financial instruments are provided in Note 6.5 to the separate financial statements entitled Exposure to Market Risks and Financial Instruments.

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9.2.2.3 Exceptional Income and Expense

	Year ended December 31
(in millions of euros)	2008	2007
Gains on asset disposals and retirements	(1)	203
Change in provisions and other exceptional items	(276)	(314)
Exceptional items	(277)	(111)

The (276) million euros change in provisions and other exceptional items includes a provision for investments of (145) million euros.

9.2.2.4 Net Income

After inclusion of (267) million euros in employee profit-sharing in 2008 ((290) million euros in 2007) and income tax (see Notes 4.10 and 4.11 to the separate financial statements), representing net proceeds of 1,517 million euros in 2008 (1,517 million euros in 2007), France Telecom S.A.’s net income amounted to 3,234 million euros in 2008, down 55.9% compared to 2007 (7,331 million euros).

There was no re-incorporation of overhead within the meaning of Article 223 quinquies of the French General Tax Code in 2008. Non-deductible vehicle leasing costs, carried as so-called “sumptuary” expenses in tax declaration 2057-A, were re-incorporated.

9.2.3 Balance Sheet

The data below relates to changes in balance sheet line items in France Telecom S.A.’s separate financial statements.

9.2.3.1 Non-current Assets

Net non-current assets rose by 13,135 million euros between 2007 and 2008 to 118,417 million euros in 2008. This is mainly as a result of a 12,934 million euros rise in non-current financial assets. Over the same period, intangible assets rose by 169 million euros, and property, plant and equipment by 32 million euros.

The 12,934 million euros rise in non-current financial assets (from 90,089 million euros in 2007 to 103,023 million euros in 2008, net) was mainly due to:

•

the purchase of Wirefree Services Belgium shares for 11,670 million euros as part of a streamlining of the structure of the France Telecom group;

•

the increase in France Telecom S.A.’s interest in Atlas Services Belgium for 17,881 million euros;

•

the subscription to the Equant capital increase for 1,354 million euros;

•

partly offset by a (7,432) million euros provision for the impairment of Wirefree Services Belgium shares, a (2,143) million euros provision for the impairment of Atlas Services Belgium shares and a (1,420) million euros provision for the impairment of Equant shares.

The 32 million euros increase in property, plant and equipment was mainly due to major capital expenditures on fiber optics.

9.2.3.2 Current Assets

Net current assets excluding marketable securities and cash and cash equivalents amounted to 6,882 million euros in 2008, representing an increase of 1,241 million euros between 2007 and 2008.

The main increase was in trade accounts receivables, which amounted to 4,450 million euros in 2008, representing an increase of 1,241 million euros compared to 2007. Gross trade accounts receivables amounted to 4,604 million euros compared to 3,382 million euros in 2007.

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Marketable securities rose by 746 million euros and cash and cash equivalents by 55 million euros between 2007 and 2008 (see Note 5.5 to France Telecom’s corporate financial statements).

9.2.3.3 Shareholders’ Equity

Shareholders’ equity amounted to 42,073 million euros in 2008, down (1,550) million euros compared to 2007. The main factors contributing to this change were:

•

the payment of (3,386) million euros in dividends in respect of 2007;

•

the payment of an interim dividend of (1,563) million euros in respect of 2008;

•

compensated by the positive impact of net income for the year of 3,234 million euros.

9.2.3.4 Provisions

Provisions for risks and charges amounted to 3,263 million euros in 2008, up 85 million euros compared to the previous year.

9.2.3.5 Liabilities

Gross financial debt was 30,661 million euros in 2008, broken down between long and medium-term debts of 28,953 million euros (including 3,474 million euros maturing in 2009) and short-term debts of 1,708 million euros. Cash and cash equivalents and marketable securities amounted to 4,219 million euros in 2008, with financial debt net of cash available of 26,442 million euros in 2008 compared to 28,443 million euros in 2007. Debt was thus down by 2,001 million euros in 2008. Information on the repayment schedule, composition and structure of the net financial debt is set out in Note 6.4 to the annual financial statements of France Telecom S.A.

9.2.4 Equity Interests

The key transactions in 2008 were as follows:

•

France Telecom S.A. acquired 100% of Wirefree Services Belgium, a Belgian company, in January 2008 for a total of 17,670 million euros. WSB reduced its capital by 6,000 million euros in May 2008;

•

France Telecom S.A. acquired 100% of Orange Business Participations in July 2008 for 33,190 euros and subscribed to a 165 million euros capital rise in December 2008;

•

France Telecom S.A. acquired 20.03% of Olivier Partners in August 2008 for 532,259 euros following its absorption of MC2 Entertainment;

•

France Telecom S.A. subscribed for 15% of the shares in Declaranet in January 2008 for 180,000 euros;

•

France Telecom S.A. subscribed for 11.11% of the shares in Paris Publishing in December 2008 for 50,000 euros.

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10. cash flow and capital resources

See Section 9.1.4 Cash flows, shareholders’ equity and financial debt.

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11. innovation, research and development, patents and licenses

New digital technologies are, for those involved in the world of technology and information, currently transforming the landscape. New economic models developed by large Web players are coming into existence, while manufacturers of consumer electronics are moving towards value-added services. TIn this context, the France Télécom group believes that innovation will be a major source of growth. In 2008, the France Télécom group continued its efforts in innovation and devoted 1.7% of its revenues, or approximately 900 million euros, to it. The equivalent expenditure was 894 million euros in 2007 and 856 million euros in 2006. These amounts include staff costs as well as operating and investment expenses related to research, development and innovation in new products and services.

Since 2005, the Group has decided to combine new product design and new product launch in a unique strategic marketing approach. The R&D laboratories, the Explocentre and the Technocentre have been brought together within the Group’s worldwide innovation network, Orange Labs, launched in January 2007 under the responsibility of strategic marketing.

Orange labs network

In order to achieve its ambitions in innovation, the Orange Labs network brings together specialized employees on four continents. Each Orange Lab is immersed in a specific environment that enables it to anticipate and take advantage of technological breakthroughs and changes in user patterns worldwide and to facilitate partnerships, thereby accelerating the Group’s capacity for innovation. The creation of Orange Labs, whose objective is to improve the selection of innovations developed by the Group and to reduce the timeframe for bringing them to market, was awarded the “Prize for Innovation in Innovation Management” in 2008, as part of the Trophies for Innovation Management awarded by L’Expansion and Bearing Point.

Boston R&D
London R&D Technocentre
Warwaw R&D Technocentre
Seoul R&D
San Francisco R&D
Tokyo R&D
Technocentre & R&D Madrid / Barcelona
Technocentre (Chatillon) Explocentre (Paris) 8 R&D centers
Cairo
Amman
Beijing R&D

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Orange Labs currently has four Technocentre platforms, located in France, the United Kingdom, Poland and Jordan. Their objective is to design and market new products and services in the countries where they are located and to share them within the Group in other countries where the Group is present. The network also has research and development laboratories in nine countries throughout the world: France, the United Kingdom, the United States, China, Japan, Korea, Poland, Spain and Egypt, with the opening of the Cairo laboratory in 2008.

Lastly, the Explocentre works with customers to carry out tests on potential upstream innovations.

Partnerships

The Group has an active policy of forming strategic partnerships with leading industrial players which allows it to quickly enhance its portfolio of products and services.

In 2008, France Télécom concluded a partnership with Sagem in order to introduce an environmental component in the design of equipment for household networks (Livebox and set top box), and thereby reduce the amount of energy consumed and materials used.

Medium-term bilateral partnerships with U.S., European and Asian companies allow the Group to better anticipate forthcoming technological developments in areas such as home automation.

Partnerships have also been concluded with universities and academic institutions (such as the Institut Télécom, CNRS, INRIA or Supélec). France Télécom is also financing four Research Chairs.

France Télécom is a key player in R&D programs through various governmental partnerships, at both the French national level (ANR projects) and at the European level (7th European Commission framework program, EUREKA-CELTIC).

Finally, in France, France Télécom is involved in various centers of competitiveness aimed at fostering local synergies around innovative projects: the Group is participating in seven of these centers of excellence, including five at the worldwide level and also chairs the Image and Networks Center.

Patents and licensing

France Télécom has a portfolio of 7.702 patents in France and abroad (issued or filed) that were streamlined in 2008 and enhanced by the registration of new patents, France Télécom’s aim being to protect its innovations and its ability to develop freely. In order to maximize the value of its R&D, some of these patents are licensed through programs such as a program for "Turbocodes" technology that covers 3G and W-Max mobile networks; and the MediaFLO mobile television technology in the United States; or through patent pools for patents corresponding to industry standards (MP3, MPEG Audio, DAB, DVB, W-CDMA, G729, IEEE802.11x, NFC, ISDB-T in Japan etc.). Value maximization also concerns software such as engineering tools for the mobile network. In 2008, 350 new patents were registered, issued primarily by the R&D division of France Télécom S.A.

Management of technological interests

Within the R&D Division, “management of technological interests” covers venture capital companies (FTTI, Innovacom3), the Innovacom Gestion management company and the FTCD holding company (France Télécom Capital Development). This holding company, a wholly-owned subsidiary of France Télécom, holds three types of funds:

•

corporate funds, such as FTTI, with the objective of monetizing France Télécom’s intellectual property in exchange for stakes in start-up technologies;

•

funds whose management is open to third parties (Innovacom 4, 5 and 6); and

•

external funds (US, Canada, Japan), managed by third parties, in which FTCD has various equity interests.

In 2008, FTCD created Orange Capital China, a business for investing in innovative young Chinese companies.

Significant events of 2008

In 2008, several technological innovations from its R&D laboratories were integrated into the Group’s products and services:

•

new services focused on the Livebox: new Livebox 1.2 and Livebox Pro in France, as well as the Flybox allowing dual play on mobile networks (2G or 3G) in Romania and Slovakia, and the Liveradio launched in Switzerland, the United Kingdom and Spain;

•

Home Library, the first family digital library launched in France, in the month of October. This is a facility for the secure storage of digital data (photos, videos, music), accessible from any computer at home or elsewhere;

•

Reach Everyone, an integrated communication tool;

•

an architecture of networks for content-distribution;

•

plastic fiber optics, that enable very high speed links (on the Gigabit Ethernet scale) for home networks;

•

a system for optimizing the way in which marketing campaigns target audiences.

Finally, in the area of network development, the main research avenues have involved increases in speed of fixed and mobile networks (with optical networks), cost optimization, the improvement of the quality of service and the inclusion of sustainable-development aspects.

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12. information on trends

Objectives and outlook for 2009

The Group has based its objectives on the economic outlook at the end of February 2009.

In light of the economic outlook and taking into account exchange rate fluctuations anticipated in 2009, and excluding the costs associated with any potential acquisition of new spectrum for mobile services, the Group’s financial objectives are set forth below:

•

to maintain organic cash flow equivalent to that achieved in 2008, i.e., 8 billion euros;

•

to maintain the CAPEX to revenue ratio in the 12-13% range.

In the case of further deterioration in the economic environment, investments may be reduced in order to protect organic cash flow generation.

The Group is operating in a highly competitive environment but is strongly positioned to maintain or increase its market share in the countries in which it operates. As in 2008, revenue growth is expected to outperform, on average, the change in GDP across the Group’s footprint.

The Group intends to reinforce ongoing transformation programs in order to contain the decline in the GOM rate (as a percentage of revenues).

Orange 2012

Orange 2012’s financial goal is to maintain annual organic cash flow over the 2009–2011 period at a level equivalent to that achieved in 2008 (8 billion euros), based on the current macroeconomic outlook, and excluding the costs that would be associated with any potential acquisition of new spectrum for mobile services.

This financial goal assumes that investment will remain steady with a CAPEX to revenue ratio at 12% to 13%. The Group’s new action plans should generate up to 1.5 billion euros in terms of annual savings on costs or investments. This will help the Group to achieve Orange 2012’s financial goal by offsetting the negative factors currently impacting margins, linked in particular to the economic, competitive and regulatory environments. Should the economic outlook deteriorate further, the Group also reserves the right to adjust investment levels to protect  its organic cash flow generation.

Cash utilization policy

Over the 2009–2011 period, the Group intends to preserve the strength of its balance sheet by reducing its debt so as to ensure a ratio of net debt to EBITDA (see Section 9.1.5.3 Financial measures not defined by IFRS and appendix Financial Glossary) of less than 2.

The Group also intends to maintain a level of distributions to shareholders that is greater than or equal to 45% of organic cash flow, while maintaining a good liquidity position. The possibility of additional distributions to shareholders will be reviewed based on market conditions, future performance and investment requirements. France Telecom maintains its principle of distributing an annual interim dividend based on first-half results. The interim dividend for 2009 will be decided in accordance with the first-half results for 2009.

Finally, with respect to its acquisitions policy, and with no transformational deal envisaged, the Group:

•

will support organic growth in markets in which it is already present; and

•

will, in new markets and territories, pursue targeted transactions that would allow it fully to capitalize on its expertise in order to create maximum value.

The Group will also continue to review actively its current portfolio of assets.

See also Section 6.1.2 France Telecom’s strategy.

By its very nature, the achievement of these targets is subject to numerous risks and uncertainties that may give rise to differences between the stated objectives and actual results. The most significant risks are discussed in Chapter 4 Risk factors.

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13. profit forecasts or estimates

None.

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14. administrative and management bodies and senior management

14.1

ORGANIZATION AND OPERATIONS OF THE BOARD OF DIRECTORS

200

14.1.1

Composition of the Board of Directors

200

14.1.2

Organization of the Board of Directors’ work

208

14.1.3

Observance of governance guidelines

211

14.2

STRUCTURE OF GENERAL MANAGEMENT

212

14.2.1

CEO and the limits on his authority

212

14.2.2

Directeur Général Délégué (CEO Delegate)

212

14.2.3

Group Management Committee and operational organization of the Group

212

14.3

INTERNAL CONTROL AND RISK MANAGEMENT

214

14.3.1

Control environment

214

14.3.2

Internal control procedures for the preparation and processing of accounting and financial information

217

14.3.3

Summary of work on internal control implemented under Section 404 of the Sarbanes-Oxley Act

220

14.4

REPORT OF THE STATUTORY AUDITORS

222

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14.1     ORGANIZATION AND OPERATIONS OF THE BOARD OF DIRECTORS

14.1.1 Composition of the Board of Directors

14.1.1.1 Rules as to the composition of the Board

Pursuant to Article 13 of the by-laws, the Board of Directors consists of a minimum of 12 and a maximum of 22 members. In accordance with French law no. 86–912 dated August 6, 1986 relating to the privatization of France Telecom, it consists of at least two members representing the employees and one member representing the employee shareholders if the board has less than 15 members, or three members representing the employees and one member representing the employee shareholders if the board has 15 or more members.

In addition, pursuant to the French decree-law of October 30, 1935, the Board of Directors must include directors designated by the French Government in proportion to the latter’s direct or indirect shareholding in France Telecom. The directors designated by the French Government are appointed by ministerial order.

As of the approval by the Board of Directors on March 3, 2009 of the Chairman’s report on governance and internal control, the Board of Directors was composed of 15 members, including:

•

eight directors elected by the Annual Shareholders’ Meeting;

•

three directors appointed by the French Government;

•

three directors elected by the employees;

•

one director elected by the Annual Shareholders’ Meeting upon the recommendation of the employee shareholders.

The term of office of directors currently serving is five years, with the exception of José-Luis Durán and Charles-Henri Filippi, who were elected by the Annual Shareholders Meeting of May 27, 2008 pursuant to new corporate by-laws.

In order to comply fully with the recommendations of the Afep-Medef code on the governance of publicly traded companies and to allow shareholders and employees to vote more frequently on the directors who represent them, the Board of Directors proposed to the shareholders, who approved it in their May 27, 2008 Annual Meeting, a reduction in the terms of directors from five years to four years. Article 13 of the by-laws was amended accordingly. Apart from the directors mentioned above, this amendment shall apply to the terms of all directors named after said Annual Shareholders’ Meeting.

The various appointment dates and term lengths for the directors will result in staggered terms in order to avoid renewal as a block, and this will promote stability as terms expire.

The following table details the members of the Board on the date of this document:

DIRECTORS APPOINTED BY THE ANNUAL SHAREHOLDERS MEETING

Name	Date appointed	Term ending
Didier Lombard	February 27, 2005 (1)	2011 (3)
Marcel Roulet	February 25, 2003 (1)	2011 (3)
Bernard Dufau	February 25, 2003 (1)	2011 (3)
José-Luis Durán	February 05, 2008 (2)	2012 (4)
Charles-Henri Filippi	February 05, 2008 (2)	2012 (4)
Claudie Haigneré	May 21, 2007	2012 (4)
Henri Martre	February 25, 2003 (1)	2011 (3)
Jean Simonin	May 26, 1998 (1)	2011 (3)

(1)

Term of office renewed at the Annual Shareholders’ Meeting of April 22, 2005.

(2)

Appointment ratified by the Annual Shareholders’ Meeting of May 27, 2008 and followed by a new vote at the same meeting in line with the new by-laws.

(3)

Term of office ends at the Ordinary Shareholders’ Meeting convened to approve the financial statements for 2010.

(4)

Term of office ends at the Ordinary Shareholders’ Meeting convened to approve the financial statements for 2011.

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DIRECTORS APPOINTED BY THE STATE

Name	Date appointed	Term ending
Bruno Bézard	March 9, 2007	March 8, 2012
Jacques de Larosière	May 22, 1998 (1)	September 06, 2009
Henri Serres	October 1, 2002 (1)	September 06, 2009
(1) Following the transfer of the majority of France Telecom equity to the private sector, these directors were re-appointed by ministerial order on September 07, 2004.

DIRECTORS ELECTED BY THE EMPLOYEES

Name	Date appointed	Term ending
Hélène Adam	September 02, 2005 (1)	December 02, 2009
René Bernardi	December 03, 2004	December 02, 2009
Jean-Michel Gaveau	December 03, 2004	December 02, 2009
(1) Elected to fill a vacancy left by resignation.

DIRECTOR APPOINTED AT THE ANNUAL SHAREHOLDERS’ MEETING UPON RECOMMENDATION OF EMPLOYEE SHAREHOLDERS

Name	Date appointed	Term ending
Stéphane Tierce	April 22, 2005	2010 (1)
(1) Term of office ends at the Annual Shareholders’ Meeting convened to approve the financial statements for 2009.

Since April 27, 2005, the representative of the Central Works Council has attended the meetings of the Board of Directors.

The business address of all the directors, in their positions as directors of France Telecom, is: 6, place d’Alleray, 75015 Paris.

14.1.1.2 Independent directors

The Board of Directors’ meeting on February 05, 2008 deemed that six directors completely fulfilled the criteria for independence of the Afep-Medef code(1). Five directors satisfied this definition the last time that the Board examined it. On March 3, 2009 the Board of Directors renewed its 2008 conclusion.

The independent directors are Ms. Claudie Haigneré,  Mr. Bernard Dufau, Mr. José-Luis Durán, Mr. Charles-Henri Filippi, Mr. Henri Martre and Mr. Marcel Roulet.

The other directors are either representatives of the French State, or employees or former employees since less than five years of France Telecom and, as such, may not be considered independent based on the Afep-Medef code.

The increase in the number of independent directors reflects the desire of the Board of Directors to conform fully to the recommendations of the Afep-Medef code on this point. The composition of the Board of Directors and its committees also reflects compliance with specific legal provisions, particularly those relating to the share of France Telecom equity held by the State. Thus, as of March 3, 2009, apart from the Chairman and CEO, the three directors representing the State and the four representing the employees cannot, by definition, meet the independence criteria found in the Afep-Medef code. As the Afep-Medef code itself reminds us, however, “the quality of a Board of Directors cannot be boiled down to the fraction of independent directors, as above everything else directors must be competent, active, present and involved”. In this regard, France Telecom selects its directors based on certain criteria, particularly their experience and expertise in fields related to its lines of business and related issues, as well as the degree to which the candidates will make themselves available.

(1)

Under the independence criteria set out in the Afep-Medef report, an independent director must:

– not be an employee or officer of the company, an employee or director of its parent company or of a company that it consolidates, and not have served in any of these capacities during the previous five years;

– not be an officer of another company in which the company holds, directly or indirectly, a position on the Board of Directors, or in which an employee designated as such or an officer of the company (either presently or within the last five years) serves on the board;

– not be, or be directly or indirectly linked to, a customer, supplier, commercial banker or investment banker of the company or its group, or for which the company or its group represents a significant share of business;

– not have close family ties with a company officer;

– not have been an auditor of the company within the last five years;

– not have been a director of the company for more than 12 years;

– not take part in controlling the company as the representative of a major shareholder.

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14.1.1.3 Information about directors and corporate officers

Biographies, terms of office and shares held

This Section primarily details the directorships and offices held in any company by our corporate officers, as required by Article L. 225-102-1 of the French Commercial Code.

Didier Lombard, 67, was appointed France Telecom’s Chairman and Chief Executive Officer on February 27, 2005. He joined France Telecom in 2003 as the Executive Director of the mission for technologies, strategic partnerships and new uses. Didier Lombard began his career in research and development at France Telecom in 1967, when he participated in the development of numerous new products for France Telecom covering satellites, electronic components and mobile systems. From 1988 to 1990, he was the Scientific and Technical Director at the French Ministry of Research and Technology and then served as Managing Director of Industrial Strategy at the French Ministry of the Economy, Finance and Industry from 1991 to 1998. Prior to his appointment to France Telecom, Mr. Lombard also served as an ambassador for international investment for several years and was founding Chairman of the French agency for international investment. He is also a director of Thomson and Thales, and a member of the Supervisory Boards of STMicroelectronics and Radiall. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications. He is also a Knight of the French Legion of Honor and an Officer of the French Ordre National du Mérite (national merit order).

Number of France Telecom shares owned at January 31, 2009: 6,888

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Chairman and Chief Executive Officer of France Telecom Chairman of the Strategy Committee	Director of: • Thomson • Thales Member of the Supervisory Board of: • STMicroelectronics NV • Radiall	Member of the Supervisory Board of Agence de l’Innovation Industrielle (until December 31, 2007) Chairman of Board of Directors of Orange S.A.

Hélène Adam, 56, has been a technician in the switching department of the international network, part of France Telecom’s ROSI/IBNF (International Backbone Network Factory) since September 2006. She has previously held various responsibilities within the European Group Council, notably contributing to its creation. Prior to that, she served as Head of Telecommunication Line Work, then as videocommunication engineering supervisor at the Arcueil Paris-South Line Construction Center.

Number of France Telecom shares owned at January 31, 2009: 161

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Strategy Committee	None	None

René Bernardi, 51, has been a member of the FTTH (Fiber to the home) project team based in Lyons since March 2007. Between 2004 and 2007, he chaired the @toukolo Association. Mr. Bernardi previously held various senior trade union roles between 1992 and 2004 in Drôme, the Rhône Alpes region and in the Poste et Telecommunications trade union federation. He began his career with France Telecom in 1977 in the national network division and organized the customer problem tracking activity at the main operations center in Montélimar from 1988 to 1992.

Number of France Telecom shares owned at January 31, 2009: 1,066

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Audit Committee	None	None

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Bruno Bézard, 45, has served since February 2007 as Managing Director of the Agency for State Equity Investments (APE) within the French Ministry of the Economy, Industry and Employment. He is also a Director of Areva, Air France-KLM, EDF, Thales, La Poste, Grand Port Maritime de Marseille, Dexia and Strategic Investment Fund (FSI). From September 1994 to May 1998, Bruno Bézard served as Bureau Chief with the Department of the Treasury, responsible for financing housing, savings collection circuits and the Post Office. From May 1998 to January 2000, he served as the sub-Director for the Department of Treasury, responsible for insurance. From January to March 2000, he was Deputy Chief of Staff for the Minister of the Economy, Finance and Industry. In May 2000, Bruno Bézard was appointed sub-Director in the Department of the Treasury for development assistance, multilateral banks and emerging countries. At the same time, he became Vice-Chairman of the Club de Paris. From June 2001 to April 2002, he served as Economic and Financial Advisor to the Prime Minister. As Head of the Equity Investments Department until September 2004, he was then appointed Deputy Managing Director of the Agency for State Equity Investments (APE) and was named Managing Director on February 26, 2007.

Number of France Telecom shares owned at January 31, 2009: 0 (1)

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Audit Committee	Director representing the French government of: • Areva • EDF • La Poste • Air France – KLM • Thales • Grand Port Maritime de Marseille • Dexia • Fonds Stratégique d’Investissement	Director of: • Renault • France Télévisions • SNCF

Bernard Dufau, 67, joined IBM France as an engineer in 1966 and served in various positions in marketing and sales management in Paris and elsewhere in France until 1981. He was a consultant for the IBM Corporation in the United States from 1981 to 1983 and Sales Director (1983-1988), as well as Operations Director (1988-1993) for IBM France. In 1994, he became the Managing Director of IBM Europe’s Distribution Division. From January 1, 1995 until April 1, 2001, Mr. Dufau was the Chairman and Chief Executive Officer of IBM France. From July 2001 to December 2005, he worked as a corporate strategy consultant. Mr. Dufau is also a director at Dassault Systèmes and Kesa Electricals. Mr. Dufau is a graduate of the Ecole supérieure d’électricité and former Chairman of the Amicale des ingénieurs Supelec (engineers association).

Number of France Telecom shares owned at January 31, 2009: 6,692

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Chairman of the Audit Committee	Director of: • Dassault systèmes • KESA Electricals	Director of Team Partners Group

(1)

The directors representing the French State are not required by law to hold any shares in the Company.

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José-Luis Durán, 44, began his career in 1987 at Arthur Andersen, after studying economics. He joined Pryca (a subsidiary of Carrefour) in 1991, where he held successive posts of management controller (1991-1994), management controller of Southern Europe (1994-1996), then management controller of North & South America until 1997. After his term as Chief Financial Officer of Pryca, he became Chief Financial Officer of Carrefour Spain in 1999. In April 2001, he was appointed Executive Vice President for Finance, Management, Organization and Systems of Carrefour, joining the Group’s Executive Committee. José-Luis Durán was CEO of the Carrefour Group and Chairman of the management Board from 2005 to 2008. In addition he has been a director of HSBC Holding plc, since January 1, 2008.

Number of France Telecom shares owned at January 31, 2009: 10

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Strategy Committee	Director of HSBC Holding Plc. Chairman of Carrefour group management Board CEO of the Carrefour group	Chairman of Carrefour group management Board (until end of 2008) CEO of Carrefour group (through 2008)

Charles-Henri Filippi, 56, is Chairman of ALFINA SAS and of Octagones SAS, and Senior Advisor to CVC Capital Partners France. He was previously Chairman and Chief Executive Officer, then Chairman of HSBC France. He joined CCF in 1987 after several years in French government service and in Ministerial offices. He was appointed Chief Executive Officer of CCF France in 1998, and then appointed to the Management Committee of HSBC in 2001, in charge of the Group’s Corporate and Institutional Banking business. He became Chairman of HSBC France in March 2004, a position that he occupied until December 31, 2008.

Number of France Telecom shares held on January 31, 2009: 2,001

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of Audit Committee (financial expert)

Chairman of:

•

 ALFINA SAS

•

 Octagones SAS

Director of:

•

 EURIS

•

 HSBC Bank plc

•

 L’Oréal

•

 Georges Pompidou National Art and Culture Centre

•

 PIASA SA

Chairman of the Supervisory Board:

•

 HSBC Private Bank France

Non-voting member of the board:

•

 Nexity

Senior Advisor to CVC Capital Partners for France

Chairman and Chief Executive Officer of CCF (until November 2005)

Chairman and Chief Executive Officer of HSBC France (until August 2007)

Chairman of the Board of Directors of HSBC France (until December 31, 2008)

Director:

•

 HSBC Asset Management Holding

•

 HSBC Private Bank Holdings Switzerland

•

 HSBC Trinkaus & Burkhardt

Jean-Michel Gaveau, 56, is a business manager and network designer within the Rouen intervention unit. He has been an employee of France Telecom since 1977.

Number of France Telecom shares owned at January 31, 2009: 1

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Strategy Committee	None	None

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Claudie Haigneré, 51, has been Adviser to the Director General of the European Space Agency (ESA) since November 2005. A doctor by training, she is a rheumatologist and specialist in aeronautical medicine. She holds a doctorate in sciences and was an astronaut with the French space agency CNES, then ESA, flying a space mission to the MIR space station in 1996 and a second mission to the International Space Station (ISS) in 2001. Ms Haigneré was appointed Minister for European Affairs from March 2004 to May 2005, after having been Minister for Research and New Technologies from June 2002 to March 2004. Claudie Haigneré also lends her support to various health causes: parents of hospitalized children (maison des parents), the Alliance des Maladies Rares with Fondation Groupama and the Kourir Association for children suffering from juvenile polyarthritis. She is a patron of the Courtin-Arthritis foundation. She is also a director of the Cité des Sciences et de l’Industrie, of the Fondation C-Génial, the Académie des Technologies, the Fondation de France and of the Fondation d’Entreprise L’Oréal. She is a member of the Académie des Technologies, the Académie des Sports and Vice-President of the International Academy of Astronautics (IAA). In 2006, she was awarded the Louise Weiss Prize for her European activities. Furthermore Ms Haigneré is Patron of the Cité de l’Espace in Toulouse, the Institut de Myologie de la Pitié-Salpétrière set up by the Association Française contre les Myopathies (AFM), and supports many schools and student graduate classes. Claudie Haigneré is a Commander of the French Legion of Honor.

Number of France Telecom shares owned at January 31, 2009: 70

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Strategy Committee	Director: • Cité des sciences et de l’industrie • Sanofi-Aventis	None

Jacques de Larosière, 79, is (volunteer) Chairman of the Observatoire de l’épargne européenne (European Savings Observatory) and co-Chairman of Eurofi. He has served as an advisor of BNP Paribas (formerly Paribas) since 1998 and as Chairman of the European Bank for Reconstruction and Development (EBRD) from 1993 to 1998. He was also Chairman of the Comité des Gouverneurs du Groupe des Dix from 1990 to 1993. He served as Governor of Banque de France from 1987 to 1993 and as Chief Executive Director of the International Monetary Fund (IMF) from 1978 to 1987. Prior to 1978, Mr. de Larosière held various positions in the French Ministry of the Economy, Finance and Industry, including Treasury Director. Mr. de Larosière is a graduate of the Université de Paris, the Institut d’études politiques de Paris, and the Ecole Nationale d’Administration. He is a member of the Institute Académie des Sciences morales et politiques.

Number of France Telecom shares owned at January 31, 2009: 0 (1)

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Audit Committee

Member of the Consultative Committee of AIG

Chairman of:

•

 the Strategy Board at EMP

•

 the Observatoire de l’Epargne Européenne (trustee) (voluntary)

•

 Stichting Euronext (trustee)

Joint Chairman of Eurofi (voluntary)

Chairman (voluntary) of: • The Per Jacobsson Foundation • Reuters Founders Share Company Limited • BNP Paribas Hungary Director of Power Corporation

(1)

The directors representing the French State are not required by law to hold any shares in the company.

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Henri Martre, 81, served as Chairman and Chief Executive Officer of Aérospatiale from 1983 to 1992. He was also Vice-Chairman of the Supervisory Board of Airbus Industrie from 1986 to 1992, Chairman of Groupement des industries françaises aéronautiques et spatiales – Gifas (French aeronautics and spatial industries group) from 1990 to 1993, Chairman of the Association européenne des constructeurs de matériel aérospatial (AECMA) (European association of aerospace manufacturers), and Chairman of AFNOR from 1993 to 2002. A general engineer of armaments by profession, Mr. Martre is a director of SOGEPA (French State holding company of EADS), and a member of the Board of Directors of SOFRADIR, Chairman of the Supervisory Board of ESL and Vice-Chairman of the Supervisory Board of KLM. He is a member of various French Government Councils (Conseil supérieur de l’Aviation marchande, Conseil du CEPII) and the Consultative Committee for the Bank of France. Mr. Martre is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications. He was the Délégué Général pour l’Armement (general representative for armaments) from 1977 to 1983.

Number of France Telecom shares owned at January 31, 2009: 730

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Strategy Committee (Vice-Chairman)

Director of:

•

Renault S.A.

•

SOGEPA

•

ON-X

Chairman of the Supervisory Board of ESL

Vice-Chairman of the Supervisory Board of KLM

Member of the Board of Directors of SOFRADIR

Member of:

•

Conseil supérieur de l’Aviation marchande

•

Council of CEPII

•

Consultative Committee of Banque de France

•

Conseil de l’Agence Française pour les Investissements Internationaux

Manager of SOCOGIT (SARL)

Member of the Consultative Board of Ernst & Young Director of: • Renault S.A. (through 2008) • ON-X (through 2008)

Marcel Roulet, 76, was Chairman of France Telecom from 1991 to 1995. Following this, he was Chairman and Chief Executive Officer of Thomson SA between February 1996 and March 1997 and Thomson CSF (now Thales) between February 1996 and January 1998. A general telecoms engineer by profession, Mr Roulet retired on January 1, 1999 and now provides business consulting services. Marcel Roulet is also a director of Thales (permanent representative of TSA), and HSBC France and Chairman of the Supervisory Board at Gimar Finance SCA. He is a member of the Supervisory Board at Eurazeo. He is also an observer on the Board of Directors of Cap Gemini and Thomson. He is Honorary Chairman of France Telecom. Mr Roulet is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications.

Number of France Telecom shares owned at January 31, 2009: 4,381

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Chairman of the Compensation, Nominating and Governance Committee

Business consultant

Director of:

•

Thomson

•

Thalès (Permanent representative of TSA)

•

HSBC France (formerly CCF)

Chairman of the Supervisory Board of GIMAR Finance SCA

Member of the Supervisory Board of Eurazeo

Non-voting observer (censeur):

•

Cap Gemini

•

Thomson

Director of Thomson (ended in 2008) Observer on the Board of Directors of the PagesJaunes Groupe

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Henri Serres, 58, has been Director of Information Systems and Communication at the French Ministry of Defense since September 2006. Mr. Serres served in the office of André Giraud, French Minister for Industry from 1978 to 1980, and then as Technical Director in the Ministry of Defense from 1981 to 1986. He was also Head of Public Radio Telephony at Matra Communication from 1986 to 1989. He was a Director of the Department of Industry, responsible for the communication and service industries from 1989 to 1996, and served as Vice-Chairman of CSC Peat Marwick from 1996 to 2000, then as Central Director for IT systems security with the General Secretariat for National Defense from 2000 to 2005 and Vice-Chairman of the General Office of Technology and Information at the Ministry of Economy, Finance and Industry from July 2005 until the end of 2006. Mr. Serres is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Number of France Telecom shares owned at January 31, 2009: 1,964

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Compensation, Nominating and Governance Committee	Director of Information Systems and Communication - Ministry of Defense Government representative on the Board of Director of: • Imprimerie Nationale (national printing office) • TSA

Central Director of Information Systems Security, General Secretariat for National Defense

French representative on the Board of Directors of the European Network and Information Security Agency (ENISA)

Vice-Chairman of the General Office of Technology and Information— Ministry of the Economy, Finance and Industry

Chairman of the Board of Directors of Groupe des Ecoles des Télécommunications

Government representative on the Board of Directors of the La Poste group

Jean Simonin, 63, is the former Managing Director of the Retail Sales Agency of France Telecom S.A. in Toulouse. From 1993 to 1996 he led France Telecom’s commercial activities for the South-West division. Previously, Jean Simonin headed up France Telecom’s Sales Agency in Avignon from 1989 to 1992 and Nevers from 1986 to 1989. Before 1986, he held various positions within France Telecom in Nevers, Cluses, Evry and Paris. He was a director at AFTAS. He is the Mayor of Saint-Emiland (Saone et Loire), and President of the “Autour de Couchois” towns district. Mr. Simonin graduated from the Centre national des Arts et Métiers.

Number of France Telecom shares owned at January 31, 2009: 5,356

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Compensation, Nominating and Governance Committee	None	None

Stéphane Tierce, 40, has been in charge of market planning and forecasting at Consumer Marketing with Orange France since March 2006. Between May 2003 and February 2006, he was responsible for the prepaid market service line (Mobicarte offer) at Orange France. Between May 2001 and April 2003, he was a marketing manager for banking and financial services at Orange France. From February 1999 to April 2001, Mr. Tierce was a marketing manager for remote banking services within France Telecom’s Business Division. Mr. Tierce holds an engineering degree from the Ecole Nationale Supérieure des Arts et Métiers.

Number of France Telecom shares owned at January 31, 2009: 1,422

Directorships and offices within the France Telecom Group	Directorships and offices outside the France Telecom Group	Directorships and offices expiring in the last five years
Director of France Telecom Member of the Strategy Committee	Director of AFTAS	None

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Other information about directors

To the best of the Company’s knowledge and on the date of this Registration Document:

•

there are no family ties between the Company’s directors or between the directors and the members of the Group Management Committee;

•

no directors have been convicted of fraud over the past five years;

•

no directors have been associated with a bankruptcy, receivership or liquidation in the last five years;

•

no directors have been the object of official public incrimination or sanctions by statutory or regulatory authorities over the last five years;

•

no directors have been disqualified by a court from acting as a member of an administrative, management or supervisory board of an issuer or from acting in the management or conduct of the affairs of any issuer within the past five years.

14.1.1.4 Directors’ transactions involving Company shares during the financial year

Director Stephan Tierce reported to the French Autorité des Marchés Financiers (the AMF) the sale of 2,080 France Telecom shares in June 2008.

Director Charles-Henri Filippi reported to the AMF the purchase of 2,000 France Telecom shares in August 2008.

14.1.1.5 Restrictions regarding the sale of shares by the directors

The Company’s by-laws provide for directors to hold a minimum number of shares. The Board of Directors decided on March 24, 2009 to submit a resolution to the Annual Shareholders’ Meeting of May 26, 2009 bringing such minimum amount to 1,000 shares (see Chapter 26 Annual Shareholders’ Meeting 2009). Such provision does not concern directors appointed by the French State, nor does it concern the director appointed by the Annual Shareholders’ Meeting upon a proposal by employee shareholders.

Moreover, directors holding shares under the France Telecom Group’s company savings plan that are invested in shares of the Company, or that have purchased shares from the French State within the framework of the privatization laws, are subject to the lock-up and non-transferability rules applicable under the provisions governing such operations.

Finally, Article 12 of the Board of Directors’ Internal Guidelines prevents directors from engaging any operation relating to the securities of the listed companies of the Group so long as they have knowledge of confidential information, and from directly or indirectly engaging in short sales with respect to such securities.

To the best of the Company’s knowledge, there are no restrictions that have been agreed to by a member of the Board of Directors concerning the disposal, within a certain period of time, of its holdings in the Company.

14.1.2 Organization of the Board of Directors’ work

14.1.2.1 Functional organization of the Board

Internal Guidelines

On July 17, 2003, the Board of Directors adopted internal guidelines in line with the recommendations of the Bouton report for improving corporate governance in listed companies. These Internal Guidelines may be consulted on the France Telecom web site at the following address:

http://www.orange.com/fr, rubric groupe/gouvernance.

The Board of Directors presides over all decisions relating to the company’s major strategic, economic, employment, financial or technological policies and monitors the implementation of these policies by Management.

Articles 2, 9 and 10 of the Board’s Internal Guidelines provide details on the rules governing the information provided to Directors and the meetings of the Board.

Chairman of the Board of Directors

The Chairman of the Board of Directors organizes and directs the work of the Board, on which he reports to the Annual Shareholders’ Meeting. He is responsible for the proper operation of France Telecom’s governing bodies and in particular ensures that the directors are able to carry out their duties.

In accordance with Articles 29-1 and 29-2 of French Law No. 90- 568 of July 2, 1990 as amended, the Chairman of the Board of Directors has the power to appoint and manage the civil servants employed by the company.

Pursuant to the Company’s by-laws, the Chairman of the Board of Directors can exercise his duties until the age of 70.

Board activities during the financial year

The Board of Directors met 11 times in 2008. On average, 14 directors attended each Board meeting during the financial year. The average Board meeting lasted three hours. Usually, one or more Board Committees meet prior to the meeting to prepare its deliberations (see below).

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Besides the regular events in the course of the Company’s operations – reviews of operating performance, of the quarterly, half-year and annual financial statements and of the budget; legal and financial authorizations; and preparations for the Annual Shareholders’ Meeting – the Board gave particular attention to the Group’s strategy in the area of services and content and such planned strategic opportunities as the anticipated merger with the Scandinavian operator TeliaSonera, the development of the Group in Armenia and Uganda and the shareholder remuneration policy.

14.1.2.2 Organization and operations of Board Committees

Pursuant to the guidelines set out in the Afep-Medef code, the Board of Directors created the following three specialized committees: the Audit Committee; the Compensation, Nominating and Governance Committee; and the Strategy Committee, to assist in preparing its decisions. Their respective areas of responsibility are set by the Internal Guidelines of the Board of Directors.

The following table details the membership of the Board’s committees on the date of this document:

	Year Created	Chairman	Members
Audit Committee	1997	Bernard Dufau (1)	René Bernardi, Bruno Bézard, Charles-Henri Filippi (1), Jacques de Larosière
Compensation, Nominating and Governance Committee	2003 (2)	Marcel Roulet (1)	Henri Serres, Jean Simonin
Strategy Committee	2003	Didier Lombard	Hélène Adam, José-Luis Durán (1), Jean-Michel Gaveau, Claudie Haigneré (1), Henri Martre (1), Stéphane Tierce (3)

(1)

Independent director as defined in the Afep-Medef code.

(2)

The Compensation, Nominating and Governance Committee replaced the Compensation Committee created in 1997.

(3)

Vice-Chairman of the Committee.

The Committees report to the Board on their work and comments and, if applicable, submit their opinions, proposals and recommendations.

Audit Committee

The Audit Committee comprises at least three members appointed for an indefinite term by the Board of Directors on the recommendation of the Compensation, Nominating and Governance Committee. The Chairman of the Audit Committee is chosen from the independent Directors.

The composition of the Audit Committee already complies with the provisions of Article 14 of the Ordinance of December 8, 2008 relating to the setting up of a specialized Committee aimed at ensuring the follow-up of questions relating to the preparation and control of accounting and financial information.

The responsibilities of the Audit Committee are detailed in Article 7 of the Board’s Internal Guidelines. (See Section 14.1.2.1).

Financial expertise within the Audit Committee

Aside from the financial and accounting expertise required of all its members, the Audit Committee must also include at least one person who qualifies as a “financial expert”, i.e. a person who has held a position at least equivalent to chief financial officer, comptroller or auditor of a company comparable to France Telecom.

Following the departure of Stéphane Richard in 2007, the Board of Directors appointed Charles-Henri Filippi to the Audit Committee as a “financial expert“ on February 5, 2008.

Work of the Audit Committee

The Audit Committee met 12 times in 2008. It met regularly with France Telecom’s executive officers and the main managers of the group’s Finance Department, as well as the Director of Internal Audit and Risk Control and the Statutory Auditors, in order to examine their respective action plans and the work that had been accomplished.

Financial reporting

The Committee has analyzed the separate and consolidated financial statements for the 2007 financial year and the first half of 2008, together with the first and second quarterly statements for 2008, and verified that the processes for producing financial and accounting information complied with all regulatory and legal requirements. In this connection the committee reviewed drafts of the management reports and heard the Statutory Auditor’s Report. It also examined the budget for the period, the significant off-balance-sheet liabilities and commitments and their accounting impact, as well as the results of asset impairment tests.

In addition, the Committee reviewed all financial communications before their publication.

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Risk analysis

Before approving each set of financial statements, the Committee undertook a review of the significant litigation faced by the Group.

It also examined the major risks which the Group may or might face and verified that the recommendations made by the Audit and Risk Management senior staff as part of their internal auditing were being properly carried out. The findings of the audits undertaken in 2008 as well as a survey of the period’s audits were also presented. The Audit Committee carefully examined the rules adopted by the Group with respect to conservative cash management and short-term investment.

Also studied were the internal control procedures and the chief lessons learned from the controls that were applied.

During the year the Audit Committee, jointly with the Compensation, Nominating and Governance Committee, studied the Group’s internal procedures for risk identification for the purpose of defining the roles and responsibilities of the various entities concerned.

Management of Debt and Cash

The Committee made a regular examination of the Group’s policy as to debt refinancing and cash management. The shareholder remuneration policy announced on February 6, 2008 had been previously discussed by the Committee, as was the payment of an interim dividend on September 11, 2008.

Plans for international expansion

The Audit Committee devoted several meetings to analyzing the financial aspects of certain plans for international expansion and in particular the plan for merging with TeliaSonera.

Statutory Auditors

The Committee reviewed the fees for the Statutory Auditors for 2008 and the financial terms of their work during the year.

Since the auditors’ engagement contract was ending, the Committee also set up a procedure for selecting a statutory auditor for presentation to the full Board in advance of the 2009 Shareholders’ Meeting.

Compensation, Nominating and Governance Committee

The Compensation, Nominating and Governance Committee comprises at least three members appointed by the Board of Directors on the recommendation of its Chairman.

Article 8 of the Board’s Internal Guidelines details the responsibilities of the Committee (See Section 14.1.2.1).

The Committee met four times in 2008.

In particular, it considered the following matters:

•

setting the objectives to be met and the method of calculating the variable share of the Chairman’s compensation each half-year. In particular it was suggested that a performance criterion based on meeting service quality goals be introduced into the calculation of the variable share of the Chairman’s compensation;

•

composition of the Board of Directors: This review resulted in the proposal to the Board that José-Luis Durán and Charles-Henri Filippi be appointed. See Section 14.1.1.2 Independent directors;

•

length of Directors’ terms: The Committee proposed that the length of directors’ terms be made four years, so that shareholders might vote on them with greater frequency;

•

report from the Group Ethics Committee: the Committee took special note of the new guidelines for conducting international business, which particularly set forth the decision-making process for external growth projects and ways to qualify local intermediaries, partners and subcontractors. The Committee further noted the articulation of ethical rules by area of expertise; e.g., for employees handling financial transactions or management control systems, for specifiers in purchasing and so on;

•

review of the directors’ situations in terms of the Afep-Medef criteria for independence: this review resulted in a report to the Board which proposed to qualify six directors as independent;

•

review of the Chairman’s situation in terms of the recommendations published by Afep and Medef concerning the compensation of corporate officers of publicly traded companies: France Telecom applies these recommendations. The Committee took note as well of the recommendations that will apply in the future, especially with respect to the possible granting of stock options.

Strategy Committee

The Strategy Committee comprises at least three members appointed by the Board of Directors on the recommendation of its Chairman. The latter chairs the Committee. The Chairman of the Audit Committee attends meetings of the Strategy Committee.

Article 6 of the Board’s Internal Guidelines details the responsibilities of the Committee (See Section 14.1.2.1).

The Committee met three times in 2008. The Committee particularly reviewed the Group’s strategy in the area of services and content, the Group’s policy as to international growth, and the planned merger with TeliaSonera.

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Periodic review of the work of the Board of Directors and its Committees

The last assessment of the work done by the Board and its Committees was done in 2007. To follow through on the principal recommendations that had been made for improving the work of the Board of Directors, a joint meeting between the Compensation, Nomination and Governance Committee and the Audit Committee was arranged during the 2008 financial year, concerning the internal procedures for identifying risks, for the purpose of defining the roles and responsibilities of the various entities concerned.

In keeping with the wishes expressed by the directors during their previous assessment, the amount of information regularly submitted to the directors was increased, especially items bearing on news of the Group and on changes over time in financial performance or stock price. A Directors Office was also created, bringing together in one place a significant quantity of legal and financial information, primarily about the Group.

During the meeting of December 3, 2008, the Board of Directors decided to undertake a new assessment of its operations that will be conducted some time in 2009.

14.1.3 Observance of governance guidelines

14.1.3.1 Adoption of a code of corporate governance

On December 3, 2008 the Board of Directors confirmed that France Telecom would adopt the Afep-Medef code of corporate governance for publicly traded companies, as amended by the recommendations published in October 2008 about executive compensation. This decision was announced in a press release dated December 3, 2008.

The Afep-Medef code of corporate governance can be found at www.medef.fr.

In addition to the laws, regulations and corporate by-laws that the Board is naturally required to observe, the Board adopted, starting in 2003, an Internal Guideline that lays down the guiding principles for the work of the Board, its committees and the way in which they perform their duties on behalf of the Company and its shareholders. (See Section 14.1.2.1).

Given the legal provisions that govern the composition of its Board of Directors, France Telecom does not completely comply with the Afep-Medef recommendations, in terms of the number of independent directors on the Board, the Audit Committee or the Compensation, Nominating and Governance Committee. (See Section 14.1.1.2).

14.1.3.2 Main differences between the rules of corporate governance followed by France Telecom and the rules of the New York Stock Exchange for US companies

France Telecom has endeavored to take into account the New York Stock Exchange corporate governance standards. However, as a non-US company, France Telecom is not obliged to comply with the majority of these rules and may choose to follow rules applicable in France. As such, France Telecom has elected to adhere to the Afep-Medef code of corporate governance (See Section 14.1.3.1), whose recommendations differ in some respects from the rules of the New York Stock Exchange for US companies.

In particular, France Telecom has chosen to follow the rules of independence set forth by the Afep-Medef code, which provide that one-third of the directors must be independent. In contrast, the New York Stock Exchange standards provide that the Board of Directors must consist of a majority of independent directors.

Moreover, France Telecom considers that six of the 15 members of its Board of Directors are independent according to the criteria of the Afep-Medef code. France Telecom has not evaluated the independence of its directors under New York Stock Exchange standards.

In addition, France Telecom has chosen to establish a single Compensation, Nominating and Governance Committee composed of two directors elected by the shareholders, one an independent director and the other representing the French Government, and does not include any senior corporate officer. Conversely, the NYSE standards provide for the implementation of two separate committees (a selection and corporate governance committee and a compensation committee) composed exclusively of independent directors.

14.1.3.3 Conflicts of interest

Pursuant to Article 12 of the Board of Directors’ Internal Guidelines, directors must inform the Chairman of the Board of any situation concerning them that is likely to lead to a conflict of interests with one of the Group’s companies.

To the best of the Company’s knowledge and on the date of this Registration Document, there are no potential conflicts of interest between the duties of the members of the Board of Directors with respect to France Telecom and their private interests or other duties.

To the best of the Company’s knowledge, there is no arrangement or understanding with shareholders, customers, suppliers or other parties pursuant to which a member of the Board has been appointed to the Board or as Chief Executive Officer.

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14.2     STRUCTURE OF GENERAL MANAGEMENT

Didier Lombard, in his capacity as Chief Executive Officer, is in charge of the general management of France Telecom.

14.2.1 CEO and the limits on his authority

At its meeting on January 26, 2006, the Board of Directors chose between the two methods of exercising general management set out in Article L. 225-51-1 of the French Commercial Code. The Board confirmed its choice of combining the terms of office of Chairman and Chief Executive Officer, performed by Didier Lombard, without any restrictions on powers other than those set forth in applicable laws and those in Article 1 of the Internal Guidelines of the Board (see Section 14.1.2.1).

Article 1 provides that the Chairman must obtain the authorization of the Board to engage the Company in investments or divestitures involving amounts in excess of 200 million euros per transaction, when such transactions are acquisitions or disposals. In addition, any investment involving amounts in excess of 20 million euros that does not fall within France Telecom’s strategic plans must first be approved by the Board of Directors.

In July 2006, the Chairman and Chief Executive Officer implemented a series of delegations of power and signature to the members of the Group Management Committee and to the members of the management team who are under its direct supervision. Each member of the Group Management Committee may further delegate such authority within his or her own area of responsibility. This procedure was updated in 2007 to take into account the appointments made to the aforesaid Committee or to the management team over the year.

14.2.2 Directeur Général Délégué (CEO Delegate)

Upon the proposal of the Chairman and Chief Executive Officer, the Board of Directors may appoint one or more individuals to assist the Chairman and Chief Executive Officer with the title of Directeur Général Délégué (CEO Delegate). The maximum number of Directeurs Généraux Délégués (CEO Delegates) is five. In agreement with the Chairman and Chief Executive Officer, the board of directors determines the extent and duration of the powers granted to the Directeur Général Délégué (CEO Delegate).

To date, the Board of Directors of France Telecom has not appointed any Directeurs Généraux Délégués (CEO Delegates).

14.2.3 Group Management Committee and operational organization of the Group

Reporting to the CEO, a Group Management Committee composed of three Deputy CEOs and five Senior Executive Vice Presidents in charge of divisions and functions of the Group, coordinates the implementation of Company strategy. It oversees the achievement of the objectives implementing its operational decisions and allocation of the necessary resources. The Executive Committee meets once a week.

14.2.3.1 Group Management Committee members

The following table details the members of the Board on the date of this document:

Didier Lombard	Chairman and Chief Executive Officer
Olivier Barberot	Senior Executive Vice-President Human Resources and operations in Poland
Barbara Dalibard	Senior Executive Vice-President Orange Business Services, Company Business Activity Line
Jean-Yves Larrouturou	Deputy CEO General secretary, African, Middle-Eastern and Asian operations and international development
Gervais Pellissier	Deputy CEO Finance and Information Systems
Georges Penalver	Senior Executive Vice-President Group Strategy & Development
Olaf Swantee	Senior Executive Vice-President Operations in Europe and Egypt, Personal Business Activity Line
Jean-Philippe Vanot	Senior Executive Vice-President Innovation & Marketing
Louis-Pierre Wenes	Deputy CEO Operations in France, Group Purchases, Transformation, Home Business Activity Line

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Didier Lombard. See Section 14.1.1.3 Information about corporate officers.

Olivier Barberot, 54, Senior Executive Vice-President in charge of Group Human Resources and operations in Poland. Mr. Barberot joined the France Telecom Group in March 2003 as Executive Senior Vice-President of Development and Optimization of Human Resources. Since March 2004, he has been responsible for Management Networks and Internal Communications. From 1985 to 2003, Mr. Barberot served as General Secretary for the Futuroscope in Poitiers, General Secretary of CGI, General Secretary of Université Léonard de Vinci, then Executive Committee member and Senior Vice President Human Resources for the Thomson Group (formerly Thomson Multimedia). Mr. Barberot is a graduate of the Ecole des Mines in Paris.

Barbara Dalibard, 53, Senior Executive Vice-President in charge of Enterprise Communication Services. Before being appointed to head up the Enterprise Communication Services Division in April 2004, she had been in charge of the Corporate Solutions Division since January 2003. Ms. Dalibard has also been, since August 2005, Chairman and CEO of Equant, after serving in 2001 as Director of Business Markets for Orange France and Vice-Chairman of Orange Business. In 1998, Ms. Dalibard joined Alcanet International SAS, a subsidiary of the Alcatel Group, as Chairman, and then joined Alcatel CIT as Commercial Director for new operators, before becoming Sales Director for France. She began her career in 1982 in the France Telecom Group. Ms. Dalibard is a graduate of the Ecole Normale Supérieure, a qualified math teacher and a graduate of the Ecole Nationale Supérieure des Telecommunications.

Jean-Yves Larrouturou, 47, Deputy CEO and Group General Secretary in charge of operations in Africa, the Middle East and Asia and of international development. Mr. Larrouturou joined France Telecom in May 2003 after 15 years spent at the French ministry of economy, finance and industry, where he was appointed Communications Director in 2001. Mr. Larrouturou began his career at the Club de Paris in 1988. He is a graduate of the Ecole Centrale de Paris, the Institut d’études politiques de Paris, the Ecole Nationale d’Administration and the Tokyo Institute for Fiscal and Monetary Policy.

Gervais Pellissier, 49, Deputy CEO in charge of Group Finance and Information Systems. He joined the Group in October 2005 to supervise the integration of its businesses units in Spain and advise on geographical integration within the Group. He previously served as Deputy Director and General Manager of Groupe Bull, in which he held various positions between 1983 and 2005, including Chief Financial Officer (1998 to 2000) and Deputy General Manager (2000 to 2004). He holds a degree in Business Law (Université Paris XI) and is a graduate of HEC (International Management – joint program with Berkeley University and the University of Cologne).

Georges Penalver, 52, Senior Executive Vice-President in charge of Group Strategy and Development. He was previously in charge of Group Strategy Marketing and Orange Labs. Before joining France Telecom in September 2005, Georges Penalver was Deputy General Manager of SAGEM Communication (SAFRAN group). From 2002 to 2005, he developed SAGEM’S Broadband Communications Business, overseeing the launch of new fixed and mobile product offers, industrial deployment in Tunisia, Asia and Eastern Europe, and the development of sales networks in Europe, China, Southeast Asia, Australia, the Middle East, Africa and the Americas. Appointed to serve on SAGEM’s Management Board in 2001, he notably accompanied the mass development of mobile and internet services. Mr. Penalver is a graduate of the Ecole Nationale Supérieure d’Arts et Métiers in Aix en Provence (gold medal, 1974) and the Ecole Nationale Supérieure de Telecommunications in Paris (1980). He is also a Knight of the French Ordre National du Mérite.

Olaf Swantee, 42, Senior Executive Vice-President in charge of the company’s mobile businesses worldwide and the operational and financial performance of France Telecom Group businesses in Europe and Egypt. Mr. Swantee joined France Telecom in August 2007. He was previously Senior Vice President of Hewlett-Packard dealing with business-to-business software sales in Europe, the Middle East and Africa. Mr. Swantee was part of the team that steered HP through consolidation to become the leading global IT company. He has 17 years experience in the IT industry, holding senior leadership, sales and marketing positions with Compaq and Digital Equipment Corporation in Europe and the United States. Whether working at a national, European or international level, he has made solid contributions to these companies’ revenue growth in mature markets around the world. Mr. Swantee is Dutch and a graduate in Economics and received his European MBA from École Européenne des Affaires in Paris in 1989.

Jean-Philippe Vanot, 57, Senior Executive Vice-President in charge of Innovation and Marketing. Jean-Philippe Vanot was previously Executive Senior Vice-President of the Networks, Operators, and Information Systems division. He has spent his entire career with France Telecom since starting in the National Network Division in 1977, and has had a varied technical and operational background. Mr. Vanot is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications. He is also a Knight of the French Ordre National du Mérite.

Louis-Pierre Wenes, 60, Deputy CEO in charge of Operations in France, Group Purchases, Transformation, Home LoB. Louis-Pierre Wenes joined France Telecom in January 2003 as Senior Vice President of Sourcing and Performance improvement. After being appointed Vice President at A.T. Kearney and heading up its Paris office since 1996, he joined Coopers & Lybrand in 1989 as a partner responsible for the industrial and logistics sector, after several years spent in industry. He began his career in 1972 at Matra Automobile. Mr. Wenes is a graduate of the Ecole Centrale de Paris.

14.2.3.2 Employee shareholdings

At January 31, 2009, to the best of the Company’s knowledge, the members of the Group Management Committee, including Didier Lombard, owned among them 45,780 shares of France Telecom stock.

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14.3     INTERNAL CONTROL AND RISK MANAGEMENT

In accounting and finance matters, the France Telecom Group has implemented internal control procedures based on the internationally-recognized methodology of the COSO system of standards (Committee Of Sponsoring Organizations of the Treadway Commission.)

Under the COSO standards, internal control is a process implemented by the Board of Directors, the management and the employees, which is intended to provide reasonable assurance concerning the achievement of objectives in the following categories:

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completion and optimization of operations;

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accuracy of financial information;

•

compliance with applicable laws and regulations.

In order to guarantee the quality and reliability of the financial information provided, procedures to ensure ongoing improvement of internal controls are in place within the Group.

14.3.1 Control environment

A set of organizational rules, policies, procedures, and oversight and control mechanisms and committees contribute to effective internal control within the France Telecom Group.

14.3.1.1 Values, corporate governance and mobilization of expertise

Group values and professional conduct principles

The France Telecom Board of Directors adopted a Group Code of Ethics at its meeting on December 3, 2003 (available on the website at www.francetelecom.com). It sets forth the values of the Group, its principles of action with respect to its customers, shareholders, employees, partners, suppliers and competitors, as well as the environment and the countries in which the Group operates. It also contains a number of principles of individual behavior that each partner, director and manager must respect.

The Code of Ethics, which incorporated the Group’s values that were reaffirmed in the NExT Plan, was presented to the Board of Directors in April 2007.

All the managers conducted sessions with their teams to inform them about the principles for action and individual conduct in order to reinforce the implementation of those principles.

The principles and rules relating to market ethics are set forth in a special document, which is an integral part of the Code of Ethics. This document is intended to remind employees and directors of the Group’s companies of the current regulations and principles in this area and the need to comply completely with them, as well as certain preventive measures (in particular, the period during which “permanent insiders” are prohibited from trading in securities of the Group).

In 2008, the Ethics Committee reviewed the actions in progress aimed at preventing failures to observe the code by people outside the organization and progress in the education program for preventing corruption that was begun in September 2007.

This program led, among other things, to sessions in 2008 which took into account the risks and issues involved in the relevant countries:

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one for the subsidiaries located in Africa, the Middle East and Africa;

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the others in central Europe.

The first World meeting of the Group’s ethics correspondents was held in March 2008.

Group governance

The Group Management Committee (See Section 14.2) coordinates the implementation of the Group’s strategies.

Several specialized committees reporting to the Group Management Committee were created to apply, or control the application of, its directives throughout the Group. The principal committees on which the governance of the Group depends are: the Group Investments Committee, the Treasury & Financing Committee, the Tax committee, the Claims Committee, the Group Risks Committee and the Disclosure Committee (See, in respect of the latter, Section 14.3.2.1). They are also responsible for monitoring risk management with regard to financial liabilities, thereby limiting the Group’s overall exposure.

Group Investment Committee is a research and advisory committee. It operates under the authority of France Telecom’s Chairman. Presided over by delegation by the Deputy CEO in charge of Finance and Information Systems, it is also composed of the Deputy CEO in charge of the Group General Secretary, of operations in Africa, the Middle East and Asia, and international development, and the Deputy CFO, the director in charge of Regulatory Matters. Its role is to advise the Group Management Committee or subsidiaries. The Committee approves decisions to acquire or sell securities, the principal outsourcing and commercial contracts, and investment programs greater than 15 million euros that are not included in the budget. This Committee meets as often as it deems necessary, as requested by one of the members of the Group Management Committee, and in general once per week.

Treasury and Financing Committee, placed under the authority of the Deputy CEO in charge of Finance and Information Systems, is chaired, by delegation, by the Group’s Deputy CFO. It meets quarterly and defines the framework for managing the Group’s debt—especially in light of liquidity, interest rate, exchange rate and counterparty risk in financial transactions for the coming months—and reviews past management (completed transactions and financial results). The Treasury and Financing Committee met four times in 2008.

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Tax Committee is placed under the authority of the Deputy CEO in charge of Finance and Information Systems, and is chaired by delegation by the Group’s Deputy CFO. Its role is to review the major tax issues in order to assess the quality of internal control, which ensures the soundness of the tax options proposed (or taken) and to determine their accounting consequences, if any. The maternity threshold for tax matters that must be submitted to the Tax Committee is 10 million euros.

The Committee meets twice a year. However, the Committee may convene special meetings to assess and approve the tax options to be taken on issues that are particularly important for the France Telecom Group. The Tax Committee met four times in 2008.

Claims Committee, chaired by the Deputy CEO in charge of the General Secretary, operations in Africa, the Middle East and Asia, and international development is assigned with examining the major litigation involving the Group, plus commitments made by the Group or obligations upon the Group, so that these are properly recognized on the Group’s financial statements in the form of accounting provisions or off-balance sheet commitments. The Committee, created in June 2004, met five times during 2008 as part of the closing of the annual and half-year books and of preparing the financial reports of the third quarter 2008.

Group Risks Committee is placed under the authority of France Telecom’s Chairman and chaired, by delegation, by the Deputy CEO in charge of Finance and Information Systems. It reviews risk management, and particularly identification methods, risk mapping, and action plans to reduce their impact. Within this framework, it reviews and validates the Group’s annual program of internal auditing and its half-yearly updates on the basis of a plan prepared with the members of the Group Management Committee and their staff. It oversees implementation of the auditing program, audit recommendations and plans for corrective action. In 2008, the Committee met three times.

Enlisting employee skills

As part of the “NExT” Program for the transformation of the Group over three years (2006 – 2008), as a way to mobilize skills France Telecom implemented the ACT program: Anticipation and expertise for transformation.

ACT has various components that offer training, skills enhancement and transfer assistance. It is based on new and more tightly integrated organizational structures, the Group’s values statement and the worldwide agreement on basic employee rights signed with our consortium of unions, the Alliance Syndicale Mondiale-UNI.

It is the aim of these programs, while continuing to hire in expertise from outside, to encourage hiring from within and the reassignment of people inside and outside the Company, so that through forward planning the Company will possess the skills it needs. The Human Resources Management Committee and the Re-employment Committee oversees these programs, which are both chaired by the Executive Director for Human Resources and Poland.

14.3.1.2 Internal Audit team

The Group’s Internal Audit team consists of approximately 130 qualified auditors who work for all of the Group’s entities and are primarily located in France, the United Kingdom, Poland, Spain and Africa. The Head of Internal Audit reports to the Group’s Deputy CFO.

By means of its audit assignments, the internal auditors help the Group maintain an appropriate management control system by assessing its effectiveness and efficiency and by issuing recommendations for its on-going improvement.

The recommendations of the Internal Audit team (about 170 assignments completed in 2008) are systematically monitored, particularly the action plans drawn up and implemented by Divisions and subsidiaries of the Group. The Statutory Auditors ensure that the audit work is appropriately coordinated. Early in 2004, the Internal Audit team was charged with monitoring all recommendations made by the External Auditors as well as its own recommendations.

These assignments include in particular, procedures undertaken at the request of the Group’s Internal Audit Management as part of a systematic assessment of our internal financial controls, particularly tests of the effectiveness at the operating level of our internal control and cyclical audits of the internal controls of the less sizeable subsidiaries. Such assignments resulted in some twenty audits in 2008.

Since June 2005 France Telecom’s internal auditing within France has been certified by IFACI Certification, applying the professional benchmark for internal audits known as RPAI. In 2006 IFACI certification was extended to the audit staffs in the United Kingdom and Poland, and renewed with respect to France in 2008. It does not cover the audit staff in North America, Asia, Spain and Africa, nor the corporate control function or risk management.

14.3.1.3 Internal Control team

The Group Internal Control Department, reporting to the Finance Department, is primarily charged with providing overall control and measuring the quality of the internal financial control system. To do so, the Group Department of Internal Control is responsible for conducting the ongoing program to improve the internal financial control processes.

The Group Internal Control Department develops a methodology, the tools necessary to apply it and a yearly work plan. It sees that the internal control system is implemented and investigates its effectiveness with all Group managers, relying on the heads of the governance committees, the Group area heads in the Control Environment and the Internal Control Departments of the operating units. It keeps track of the results of Group efforts to meet the Group’s quality requirements.

In this framework, it must:

•

show leadership with local internal control departments and give them the support and advice they need to implement a high-quality system;

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monitor the action plans presented to the Audit Committee and see that they are implemented;

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produce the reports required by regulations for shareholders and for financial market oversight authorities.

14.3.1.4 The Fraud Prevention and Revenue Assurance Department

The primary task of the Fraud Prevention and Revenue Assurance Department, which is linked to the financial department, is to protect revenues and prevent and detect all types of fraud.

The Fraud Prevention and Revenue Assurance Department defines a strategy and develops a methodology - tools that are necessary for its application - while setting an annual work schedule. It ensures the system’s roll-out, along with its effectiveness for all Group managers. This work program should enable entities to identify, in carrying out business, the risk factors that could lead to fraud, which could have a significant impact on the accounts.

On the one hand, it must ensure that fraud and embezzlements of revenues are identified and that their cost is measured in terms of the impact on the accounts. On the other hand, it ensures that operational controls are reinforced, so as to reduce these impacts.

The Fraud Prevention and Revenue Assurance Department runs a network of correspondents in operating units and provides them with support and advice on the quality and control of their system, and ensures the implementation and monitoring of courses of action to be taken.

14.3.1.5 Other elements of internal control

Risk management

A risk management plan has been worked out in detail for the larger entities of the Group. It consists of identifying and analyzing the factors liable to affect the realization of the Group’s objectives.

Risk maps are produced on a regular basis (at least yearly), factoring in new risks and parameters in the Group’s working environment, by every operations management team that have implications for the Group as a whole. These maps result, where appropriate, in identifying the owner of the risk and in action plans to deal with or hedge the risk. France Telecom operations management team have named a risk manager, who has taken over the risk map methodology and assists his Management Committee in doing the mapping.

The Group’s chief risk factors are described in Chapter 4 of this document.

France Telecom has developed an insurance plan to cover the major insurable risks with the leading players in the insurance and reinsurance market. This plan is described in Section 6.10 of this document.

To cope with crises and serious incidents that may impact its network or information systems, France Telecom has installed crisis management procedures and communication management. The Group updates these procedures on a regular basis.

In September 2008, a Group Credit Management department was created in the Finance department. Besides providing supervision of the credit management staff of the different Group entities, this new Department is intended to have thorough, accurate knowledge of the credit risk with our customers and partners and the tools to manage that risk. The Group has developed a credit management policy. In December 2008, it was disseminated to the Group’s divisions and subsidiaries.

Development of internal control self-assessment

Self-assessment is a program initiated by the Group Internal Control department, carried out by the operating units to assess the quality of their operations with regards to the Group’s internal control. This program centers on a formalized, standardized procedure enabling management to identify and take responsibility for the improvements that need to be made in terms of internal control and to take the corrective action. It includes a prior phase of risk identification and analysis at the local level.

This program has largely been applied to operations in France. Internal audits allow verification that the program has been implemented and had results (action plans).

Internal control reviews

Internal control reviews provide annual, general checks on the proper implementation of the internal control system by the entities, with a review of the conclusions from the previous year’s efforts and the objectives for the current year.

These reviews are presented by entity management to the corresponding Executive Director, as well as to the Group Internal Control department, Audit and Risk Management department and the Fraud Prevention and Revenue Assurance department.

They cover the following topics:

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governance;

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risk management;

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preventing, detecting and handling fraud;

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the internal control system, especially financial controls;

•

the audit program and cross-divisional projects (quality, process improvement, etc.).

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They include the findings of the internal audit, those by the Statutory Auditors, a follow-up on the Statutory Auditors’ recommendations, and a judgment about the year’s auditing programs.

Detecting and handling internal fraud

Detecting cases of fraud is the responsibility of management, assisted by tools that detect anomalies for the highest risks.

An ethics alert system, pursuant to the Sarbanes-Oxley law, is in place and includes the recommendations published by the CNIL. This mechanism allows any employee to report, via a dedicated email address, any actions that may constitute infractions or fraud, especially in the areas of accounting, internal control and audit. The procedure defined ensures confidential and independent treatment of the alerts, guaranteeing protection for the employees.

When fraud is strongly suspected, investigations are generally entrusted to specialists. General Control conducts investigations into cases that may have an impact on the Group at the request of members of the Group Management Committee or their executive committee. It conducts around 30 missions a year. Investigations with less impact are conducted at the country level by investigators who are in most cases dedicated full-time to this task. The network of investigators includes four geographical divisions in France, making it possible to cover the entire country. There are also investigative units in the major countries where the Company does business, including Poland, the UK and Spain.

Results from investigations have indicated three priority areas for implementing actions to prevent fraud: contracts, financial flows and possible management failures.

Generally, the investigative departments are responsible for establishing the facts. With respect to internal Company matters, it is left to management to decide on sanctions.

In all cases found, the legal, civil or criminal consequences are considered after an opinion from the company’s legal department.

14.3.2 Internal control procedures for the preparation and processing of accounting and financial information

The reliability of our published accounting and financial information is enhanced by:

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internal control of accounting and financial information;

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a skills management policy; and

•

ongoing improvements in procedures.

14.3.2.1 Internal control of accounting and financial information

The internal control of accounting and financial information is organized on the following bases:

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the Disclosure Committee;

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the Group’s accounting and controlling function;

•

unified accounting and management reporting;

•

the accounting standards and methods common to the entire Group.

Disclosure Committee

The mission of the Disclosure Committee is to ensure integrity, accuracy, compliance with applicable laws and regulations and recognized practices. It also ensures the consistency and quality of financial information of the France Telecom Group. It carries out this mission within the procedural framework for the preparation and validation of financial information as defined by the Group. Accordingly, it examines all the financial disclosures made by France Telecom S.A., in particular the consolidated financial statements, the annual and half-year financial reports, and the quarterly financial data, the Registration Document filed with the AMF and the American annual report filed with the SEC, and press releases with a financial component. In addition, the Committee looks at the information contained in financial communications from the principal exchange-listed subsidiaries.

The Committee is placed under the authority of the Executive Director for Finance and Information Systems. It is chaired, by delegation, by the Group’s Deputy CFO and includes the relevant directors within the accounting, legal, internal audit, management control, investor relations and communications departments. The Committee met 20 times in 2008.

Accounting and controlling

Duties

Under the authority of the Executive Director for Finance and Information Systems, the Management Control and Accounting Departments are responsible for the following essential duties:

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producing the Group’s consolidated financial statements, France Telecom S.A.’s statements and those of certain French subsidiaries within the time frames meeting the requirements of the financial markets and legal requirements while guaranteeing that the statements provide accurate data about the company in compliance with the accounting principles adopted by the Group;

•

steering the weekly, monthly and quarterly reporting cycle, allowing management to measure the performance of the Group on a regular basis;

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producing the necessary documentation for publishing financial results and the summary of management reporting for the Group Management Committee;

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developing and implementing methods, procedures and accounting and management standards for the Group;

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identifying and carrying out the necessary changes to the Group’s accounting and management information systems.

Moreover, management of the strategy plan, which is also placed under the authority of the Deputy CEO in charge of Finance and Information Systems, steers and ensures the consistency and production of all components of the management cycle, composed of short- and long-term planning (a three-year strategic plan, budget and updating of forecasts).

Organization

The accounting operations of France Telecom Group are organized as follows:

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the Group Accounting Department leads the accounting community so as to provide high-quality consolidated and statutory financial data within the required time frames. It includes:

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the consolidation department, which manages upward financial reporting and enforces the reporting schedule. It establishes the schedules for closing the Group’s consolidated accounts, consolidation procedures and instructions for guaranteeing the consistency of reports. It also produces the Group’s consolidated accounts for all phases of the management cycle (plan, budget, monthly reports, half-yearly and annual financial statements),

•

the financial information system department, which develops and maintains the accounting information system, the consolidation system and leads restructuring projects,

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the accounting standards department, which has the objective of defining and disseminating the Group’s accounting policies, consistent with relevant standards;

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locally, the companies in the Group have their own accounting departments, while the main ones have their own autonomous finance departments. The role of accounting departments is to produce monthly financial data (reporting and key indicators), tax declarations and consolidated financial statements for their entities. They also provide the consolidation packages necessary to produce the consolidated financial statements.

The Controlling Department is represented and organized at each level of the Group’s managerial organization by country (operational unit, country/Division) and business line (Business, Home, Personal, Health and New Growth Businesses). These Management Control Departments are jointly overseen by the Divisions and the Group Controller, effectively contributing to the economic performance objectives of the Group.

Unified accounting and management reporting

All of the Group’s entities participate in the Group’s management and steering cycle, which is composed of four basic components:

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three-year plan (NExT Strategic and Financial Plan);

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the budget process and the periodic re-projections;

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process of the production of corporate accounts and the Group’s consolidated financial statements;

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management reporting process.

Three-year plan (“NExT” Strategic and Financial Plan)

The Group drew up a three year plan for 2006-2008 that presented a total vision of how the Group’s business model would change. It was developed based on the strategic objectives set by the Group Management Committee and took particular account of the Group’s changing markets. It provides for consistency between the strategic objectives, the action plans and the resources “assignable” to the Divisions for the duration of the plan. It allows an analysis of the strengths, weaknesses, opportunities and threats in regard to the progress of technologies, competition and markets.

This is a collective process involving the Managers of the Divisions/countries and of Group staff departments. It results in the estimated organic cash flow generated and in impairment tests on selected assets and tests of deferred tax assets.

The NExT objectives were reached at the end of 2008. The Group planned out new strategies within the scope of Orange 2012 (see Section 6.1.2 France Telecom’s strategy).

The budget process and periodic re-projections

The Group budgeting process demands regular updates of projections and the management’s involvement. It is worked out by country and Division, business unit and Group subsidiary.

The budget should reflect the Group’s goal at each organizational level and includes the following:

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a yearly goal based on year one of the strategic plan;

•

updated projections made in May, including the updated second-half goal, and then in October-November for a better feel of where the current year will wind up;

•

the budget dossier is composed of:

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packages of financial data (including the Cash flow Statement), along with summary comments on major actions,

•

capital expenditures by project,

•

analysis of risks and opportunities.

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As part of the budget process, the Divisions establish and analyze the performance indicators. The budget and updated projections are established on a monthly basis to be used as a reference for the Group’s monthly reporting.

Process of preparing the separate and consolidated financial statements of the Group

The process of preparing the France Telecom Group’s financial statements is highly structured and scheduled, involving:

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a pre-closing of accounts at the end of May and November;

•

the use of advance estimates and advance processing of complex accounting operations;

•

a formalized closing process.

The documentation of the process of preparing Group financial information, starting with the data entry of the consolidation packages, is shared among all contributors and becomes a common point of reference, thus serving to strengthen internal financial control with management control.

Instructions from Management Control and Accounting explaining the process and calendar for each closing are distributed within the Group.

Consolidation packages are created monthly by the Group’s entities according to IFRS principles and entered in the Group’s consolidation and reporting tool.

The Group’s principles, when they are compatible with the local rules applicable to the statutory income statements, prevail, in order to limit subsequent restatements. However, in the event that principles inconsistent with those of the Group are applied in a statutory income statement and have a significant impact on measuring earnings and assets, the entity restates those items for consistency.

Each entity is responsible for regularly identifying, measuring and comparing corporate statements and accounts with the Group’s standards for differences in accounting methods.

Within the framework of their legal duties, the Statutory Auditors come in:

•

after the first half, to make an examination solely at the Group level;

•

for the annual closing, to audit the separate and consolidated financial statements.

Thus they provide a reference audit that supplements the Group’s internal evaluations. The Internal Audit unit monitors the implementation of their recommendations.

Management reporting process

The reporting process is a major element in the control and financial information process. It is a major tool for monitoring, control and direction for the Group’s management.

The reconciliation of the accounting and projected data used in the monthly review at each level of the Group contributes to the quality and accuracy of the information produced.

This method, established by the management control and accounting units, is repeated in all entities of the Group and at each level of the organization (business unit, Division and Group).

The definition of Group report contents and media that are used to track the attainment of group objectives is established on a regular and consistent basis. The financial data in reporting come primarily from the Group consolidation and reporting tool, and the reporting formats are standardized. The reports are validated by the country Management Control Directors.

This reporting is used to track the Group’s management and performance indicators and is articulated around the following:

•

a weekly report the purpose of which is to provide the Chairman and Group Management Committee the key operating indicators for the Group and the major events of the week;

•

monthly reports broken out by published segment, line of business and country; these include financial and operating indicators.

Business reviews by the Group Management Committee are organized by the Finance Department, under the authority of the Deputy CEO in charge of Finance and Information Systems, by country or Division. Their objective is to oversee operations, track the progress of NExT programs and review the updated projections for the year end. They bring together each month the financial management, the manager of the Division/country or its representative, the Management Control Director of the country or Division and the Finance Director. The Chairman participates in the quarterly reviews. These reviews are based on a formalized report structure.

Gathering of information for these reports is organized for each country according to the Group’s reporting instructions.

The common reference system and accounting standards and methods within the Group

In order to prepare the projected and actual consolidated statements, the Group has adopted the unified principle, which implies:

•

a uniform reference system, accounting standards and methods, and consolidation rules;

•

standardization of recovery formats; and

•

use of a common consolidation and reporting application within the Group.

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The Group has a single reference system that standardizes all items in the consolidated reporting, including off-balance sheet commitments. This reference system is the responsibility of the Group’s Accounting Department. All of the Group’s consolidated companies have adopted this system.

Within the Group’s Accounting Department, the accounting policies department is responsible for defining and disseminating the Group’s accounting policies under IFRS standards so that the consolidated financial statements can be produced. The objectives pursued should lead to:

•

a permanent standards oversight process;

•

formalizing the Group’s IFRS accounting standards in a systematic and structured manner through the Group’s accounting guide, instructions for closing and information meetings.

This mechanism is completed by implementing relevant standards in the countries and divisions. This network makes it possible to:

•

identify accounting issues;

•

disseminate the Group’s accounting policies in the Divisions/countries/entities and accounting departments;

•

take account of the training needs of individuals in charge of applying Group accounting policies.

14.3.2.2 Financial skills management policy

The Group’s organization for internal control of accounting and financial information includes:

•

a program for the development and management of skills based on training the Group’s accounting, control and corporate finance personnel;

•

the development of a single professionnal career path throughout the Group;

•

the creation of a set reference system for centralized processes.

The main measures taken are as follows:

•

the organization into career paths, by profession or specialty, to allow consistent and uniform management of resources. For key positions which require either special financial expertise or Management responsibility, the choice of the employee and the positions for the main financial managers are now decided by the Executive Director of the Group Finance Department or his deputy;

•

the introduction of training programs by Group Finance in partnership with Human Resources, and the development of training tools and resources;

•

more specifically within France Telecom S.A., increased pooling of assets and people, by having accounting units distributed across the nation.

In 2008, Orange France was included in this program. The purpose of these units is to progressively encourage accounting for the subsidiaries according to French and IFRS standards.

14.3.2.3 Continuous improvement

ISO 9001 quality certification for the Accounting Department

In the area of Quality Management, France Telecom S.A. has held ISO 9001 V2000 quality certification from AFAQ for all services in the Accounting Department since 2001.

The approach now relies on the processes and allows, for each of them, to seek improvement, simplification, and adopt the best practices, to produce the accounts within the time frames and with a quality level that meets the company’s expectations.

The objective of accounting process management is to roll out the quality process of accounting management, whose major focuses are the following:

•

to improve the performance and quality of the services provided;

•

to consolidate the confidence of its partners;

•

to increase the professionalism of its actors.

14.3.3 Summary of work on internal control implemented under Section 404 of the Sarbanes-Oxley Act

Because it is listed on the New York Stock Exchange, France Telecom is subject to the US Sarbanes-Oxley Act. In conformity with the provisions of Article 404 of the Act, the Chairman and Chief Executive Officer and the Chief Financial Officer must prepare a report, in which they make a declaration on the effectiveness of internal control of the production of the Group’s financial statements, established according to IFRS standards and presented in the Annual Financial Statements (Form 20-F), that is filed with the Securities and Exchange Commission (SEC) in the United States. The Statutory Auditors make their own assessment of internal control. The opinion of management and Statutory Auditors appears annually in Form 20-F.

To satisfy primarily Article 404 of the Act, France Telecom runs an ongoing program to inculcate a culture of internal control throughout the Group, led by the Group Internal Control department.

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This program covers the following two areas:

•

the control environment, including the policies and procedures of the Group as well as its management committees; and

•

Operational Controls.

Their importance weighs heavily on the process of evaluating the entities:

•

for the largest entities: evaluation of the control environment and of operational controls;

•

for medium-sized entities: evaluation of the control environment and of processes to centralize financial data and prepare financial statements;

•

for the smallest entities: review of their self-assessment.

As part of the control environment, Group governance was evaluated focusing on:

•

the following Management committees:

•

Group Management Committee,

•

Investments Committee,

•

Treasury and Financing Committee,

•

Tax Committee,

•

Claims Committee,

•

Disclosure Committee,

•

Risks Committee;

•

the following areas:

•

Management control and Accounting,

•

Fraud prevention and management,

•

Delegation of power and signature authority,

•

Ethics,

•

Human Resources,

•

Networks,

•

Data security,

•

Information systems.

Each of these areas is overseen by a staff department that is responsible for the Group policies in the area, and is broken down within the Group entities.

As part of operational control, the large flows covering the Group’s primary financial data were addressed. The information concerning these flows was documented in a central Group tool.

Based on new standards issued by the SEC, France Telecom has targeted its internal control system on the large risk areas, which has enabled it to be more relevant and more effective and to limit the Group’s assessments to the controls covering these risk areas.

Internal control teams within the Group’s primary entities ensure that the program defined by the management of the Group internal control is followed and fulfill the function on behalf of the managers in charge of such teams.

Reports were also distributed to allow each entity to measure its progress and compare itself to the other entities. A weekly newsletter is used to communicate the necessary or useful information on the progress of work at the same time as current information, completed by a weekly press review. The main information on the project (information letter, report, procedures) is published on a dedicated Intranet portal of France Telecom.

All these actions are scheduled over the year.

Assessment of the accomplishments of 2008

The assessment of the internal control system in terms of financial reporting did not reveal any major weakness with respect to 2008. The Chairman and CEO and the Finance Director (1) therefore concluded that the internal control system, in terms of the preparation of our financial statements, was effective.

(1)

Who has the role of Executive Director for Finance and Information Systems.

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14.4     REPORT OF THE STATUTORY AUDITORS

Report drawn up pursuant to the provisions of Article L. 225-235 of the French Commercial Code on the Report of the Chairman of the Board of Directors of France Telecom

Year ended December 31, 2008

Dear Shareholders,

In our capacity as France Telecom’s Statutory Auditors and pursuant to the provisions of Article L. 225-235 of the French Commercial Code, we hereby present you with our report on the report drawn up by the company’s Chairman pursuant to the provisions of Article L. 225-37 of the French Commercial Code in respect of the year ended December 31, 2008.

It is the responsibility of the Chairman to draw up and submit for the approval of the Board of Directors a report on the internal control and risk management procedures established within the company and setting out the information required under Article L. 225-37 of the French Commercial Code notably in respect of corporate governance structures.

Our responsibility is:

•

to provide you with our observations on the information in the Chairman’s report with regard to the internal control procedures relating to the preparation and processing of the accounting and financial information; and

•

to certify that the report contains the information required under Article L. 225 37 of the French Commercial Code, it being noted that we are not tasked with checking the fairness of this other information.

We carried out our work in accordance with the professional standards applicable in France.

Information on the internal control procedures relating to the preparation and processing of accounting and financial information

The professional standards require us to take the necessary steps to assess the fairness of the information in the Chairman’s report on the internal control procedures relating to the preparation and processing of accounting and financial information. These steps primarily consist of:

•

gaining an understanding of the internal control procedures relating to the preparation and processing of the accounting and financial information on which the information presented in the Chairman’s report and existing documentation are based;

•

gaining an understanding of the work involved in preparing this information and existing documentation;

•

gaining an understanding of the evaluation process established and assessing the quality and sufficiency of its documentation as regards the information relating to the evaluation of internal control procedures;

•

determining whether the major internal control weaknesses relating to the preparation and processing of accounting and financial information that we may have revealed in the course of our assignment are properly disclosed in the Chairman’s report.

On the basis of this work, we have no observations to make regarding the information on the Company’s internal control procedures relating to the preparation and processing of accounting and financial information in the report prepared by the Chairman of the Board of Directors in accordance with the provisions of Article L. 225-37 of the French Commercial Code.

Further information

We certify that the report of the Chairman of the Board of Directors contains the information required under Article L. 225-37 of the French Commercial Code.

French original signed at Neuilly-sur-Seine and Paris – La Défense, March 4, 2009

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Etienne Jacquemin Jean-Paul Picard	Christian Chiarasini

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15. compensation and benefits paid to directors, officers and senior management

15.1

RULES FOR DETERMINING COMPENSATION OF CORPORATE OFFICERS

224

15.1.1

Rules for determining attendance fees

224

15.1.2

Rules for determining the compensation of the Chairman and Chief Executive Officer

224

15.2

TOTAL COMPENSATION PAID TO CORPORATE OFFICERS

226

15.2.1

Attendance fees paid to directors (in euros)

226

15.2.2

Chairman and Chief Executive Officer’s Compensation

227

15.2.3

Other compensation paid to salaried directors

228

15.3

GROUP MANAGEMENT COMMITTEE COMPENSATION

229

15.4

PROVISIONS FOR PENSIONS, RETIREMENT AND OTHER BENEFITS

229

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15.1     RULES FOR DETERMINING COMPENSATION OF CORPORATE OFFICERS

The criteria used to determine the compensation of board members and the circumstances by virtue of which such compensation was established are as follows:

15.1.1 Rules for determining attendance fees

In accordance with the law, the maximum amount of attendance fees that can be paid annually to directors is set by the Shareholder’s Meeting. The resolution voted by France Telecom S.A.’s Meeting remains valid until a new resolution is adopted.

Up to the maximum amount set by the Meeting (currently 600,000 euros) and on a proposal of the Compensation, Nominating and Governance Committee, the Board of Directors decides at the beginning of each year on the amount of attendance fees that shall be paid to board members in respect of the financial year ended, and the rules for distributing them.

Since 2006, directors receive a fixed amount (currently 10,000 euros), and also a variable amount based on attendance at board and committee meetings and duties performed within such committees.

Attendance fees paid to directors representing the French government are paid to the French Treasury Department. Moreover, certain directors representing employees have asked that their attendance fees be paid to their trade union organization.

Except for directors representing the employees and employee shareholders, who receive compensation as Company employees, and for the Chairman and Chief Executive Officer, in 2008, directors received no compensation other than attendance fees.

In addition, except for deferred compensation of the Chairman and Chief Executive Officer mentioned in Section 15.1.2, there is no agreement between the members of the Board of Directors and France Telecom S.A. or with any of its subsidiaries providing for the granting of benefits at the end of their term of office.

15.1.2 Rules for determining the compensation of the Chairman and Chief Executive Officer

The compensation of the Chairman and CEO is set by the Board of Directors on the recommendation of the Compensation, Nominating and Governance Committee.

Fixed compensation

The fixed part of the compensation for the Chairman and Chief Executive Officer was decided by the board meeting of October 28, 2002. It has not been modified since this date; in particular, it has not changed since Didier Lombard was appointed on February 27, 2005.

Bonus

Every six months, the Compensation, Nominating and Governance Committee examines and proposes to the Board of Directors the parameters for calculating the variable amount of the compensation (bonus) of the Chairman and Chief Executive Officer for the following six-month period, and proposes the amount of the bonus for the past six-month period based directly on France Telecom’s financial results.

In 2008, the Board of Directors ruled that without modifying the fixed part of the Chairman’s compensation, the percentage of the variable compensation should be adjusted, making this adjustment dependent on reaching or exceeding the Group’s performance objectives set by the Board.

Consequently the Board of Directors decided to adjust the ceiling for the variable share from 50% to 66.6% of fixed compensation if the objectives set by the Board are achieved, and from 66.6% to 100% if they are exceeded.

In the first half-year of 2008, the bi-annual variable bonus of the Chairman and Chief Executive Officer was based on an overall financial objective calculated on the scope of France Telecom Group and consisting of the weighted average of the growth rate on a comparable basis of the revenues (for 50%) and the Organic Cash Flow indicator (for 50%). In relation to the second half-year 2008, the Board of Directors introduced a third criterion related to quality of service, the first two criteria each accounting for 40% of the amount of the variable part and the last criterion for 20%.

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Deferred compensation

On April 2, 2008, the Board of directors made a decision, in accordance with article L. 225-42-1 of the Commercial Code (as modified by law no.2007-1223 dated August 21, 2007 in favor of work, employment and purchasing power), concerning a possible deferred compensation payable to Didier Lombard and the performance conditions whose satisfaction must be established by the Board of Directors before any decision is taken about allocating such deferred compensation.

This decision was approved by the Shareholders Meeting of May 27, 2008 and is the subject of a report from the statutory auditors. It has also been published on France Telecom’s Internet site. If the Board of Directors decides on such an allocation, it will also be published there.

Under the terms of this decision, in the event the duties of Didier Lombard are terminated, the Board of Directors may decide to grant him, for termination of said duties, a payment amounting to a maximum of 21 months of his compensation, calculated on the basis of his average total monthly gross compensation for the 24 months preceding the day the Board takes a decision on this subject. This amount would include any payment granted in the event of termination of the currently suspended employment contract.

In accordance with the law, any granting of a payment by the Board of Directors shall be subject to satisfying performance criteria. These performance-related criteria shall be those set by the Board of Directors in order to calculate the variable share of Didier Lombard’s compensation during the four half-years preceding the day on which the Board of Directors makes a decision on this subject.

Incentive and employee profit-sharing

The Chairman and Chief Executive Officer is not part of any profit-sharing or incentive plans.

Attendance fees

The Chairman and Chief Executive Officer has opted not to receive attendance fees.

Employment contract

Didier Lombard’s employment contract was suspended upon his appointment as Chairman and Chief Executive Officer in February 2005. This situation is fully compliant with the Afep-Medef code on corporate governance for listed companies updated with the recommendations on compensation of directors and corporate officers published in October 2008, currently in office on the date of publication of these recommendations.

Pension Plan

The Chairman and Chief Executive Officer is affiliated to the France Telecom Group’s complementary provident insurance scheme and to the supplementary pension plan established for senior managers of the Group who are classified “ex-salary scale”, which currently includes about 140 persons. This pension will be paid to him providing that he is still present in the company when his other pension plans become due. The amount of this pension cannot be determined in advance. It results from the application of a rate established at the time when it is paid and limited to 20.8% of the best annual average of gross compensation for 36 months of activity as an “ex-salary scale” employee or as a corporate officer, also established at the moment of liquidation.

Other benefits

The Chairman and Chief Executive Officer receives certain benefits in kind related to his function (company car, telephone resources and services of private firms providing personal legal assistance, limited to 100 hours per year).

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15.2     TOTAL COMPENSATION PAID TO CORPORATE OFFICERS

15.2.1 Attendance fees paid to directors (in euros)

	2008		2007
Board Members	Amounts owed for the year*	Amounts paid during the year**	Amounts owed for the year	Amounts paid during the year**
Didier Lombard	0	0	0	0
Hélène Adam (1)	29,103	34,000	34,000	31,500
René Bernardi	55,389	46,000	46,000	43,500
Bruno Bézard (2) (3)	46,940	27,111	27,111	NA
Bernard Dufau	66,655	58,000	58,000	56,500
José-Luis Durán (4)	24,461	NA	NA	NA
Charles-Henri Filippi (4)	44,176	NA	NA	NA
Jean Michel Gaveau (1)	32,858	34,000	34,000	30,000
Claudie Haigneré (5)	30,042	14,111	14,111	NA
Jacques de Larosière (2)	51,634	36,000	36,000	44,500
Henri Martre	29,103	34,000	34,000	32,000
Marcel Roulet	43,185	53,000	53,000	46,500
Henri Serres (2)	33,797	37,000	37,000	37,000
Jean Simonin	38,491	40,000	40,000	38,500
Stéphane Tierce	32,858	38,000	38,000	31,500
Former directors
Arnaud Lagardère (6)	NA	11,000	11,000	17,000
Jean-Pierre Jouyet (2) (7)	NA	12,806	12,806	16,500
Stéphane Richard (8)	NA	19,944	19,944	32,000
Pierre-Mathieu Duhamel (9)	NA	NA	NA	5,500
Denis Samuel-Lajeunesse (10)	NA	NA	NA	27,000
TOTAL	558,693	494,972	494,972	489,500

*

Paid in February 2009.

**

Owed in respect of the previous year.

NA: not applicable.

(1)

Attendance fees paid to these directors elected by employees were paid to their trade union organization on their request.

(2)

Attendance fees paid to directors appointed by the French government are paid to the French Treasury Department.

(3)

Appointed on March 9, 2007.

(4)

Appointed on February 5, 2008.

(5)

Appointed on May 21, 2007.

(6)

Stood down on January 31, 2008.

(7)

Stood down on May 18, 2007.

(8)

Stood down on May 23, 2007.

(9)

Stood down on April 19, 2006.

(10)

Stood down on August 31, 2006.

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15.2.2 Chairman and Chief Executive Officer’s Compensation

SUMMARY TABLE OF COMPENSATION AND STOCK OPTIONS ALLOCATED TO THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER(1)

(in euros)	2008	2007
Compensation owed for the year (itemized in the following table)	1,655,985	1,504,675
Valuation of options allocated during the financial year	0	373,800 (2)
Valuation of performance stocks allocated during the financial year	0	0
TOTAL	1,655,985	1,878,475

(1)

Gross amounts before tax.

(2)

In May 2007, the Board of Directors allocated 140,000 stock options to Didier Lombard with an exercise price of 21.61 euros and an exercise period from May 21, 2010 to May 21, 2017.

SUMMARY TABLE OF THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER’S COMPENSATION(1)

	2008		2007
(in euros)	Amounts owed for the year	Amounts paid during the year	Amounts owed for the year	Amounts paid during the year
Fixed compensation	900,000	900,000	900,000	900,000
Variable compensation	752,100	749,250	598,500	592,988
Exceptional compensation	0	2,290 (2)	2,290 (2)	0
Attendance fees	0	0	0	0
Benefits in kind	3,885	3,885	3,885	3,885
TOTAL	1,655,985	1,655,425	1,504,675	1,496,873
(1) Gross amounts before tax. (2) Additional amount paid by France Telecom in 2008 for subscription to an employee savings plan in 2007.

During financial year 2008, neither France Telecom S.A., nor any other of the Group’s companies granted any stock options, stock purchase plans, or allocated performance stocks.

The Chairman and Chief Executive Officer received stock  options in 2005 and 2007. However, he has never received performance stocks.

He exercised no stock options or stock purchase plans during the financial year 2008.

The history of stock option allocation and stock purchase plans is shown in Section 17.3.

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SUMMARY TABLE OF OTHER BENEFITS GRANTED TO THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Didier Lombard : Beginning of first appointment: 02/27/2005 End of appointment: AGM giving a ruling on the accounts 2010
Employment contract	Yes. Didier Lombard’s employment contract was suspended upon his appointment as Chairman and Chief Executive Officer. See Section 15.1.2, paragraph Employment contract
Complementary pension plan	Yes. See Section 15.1.2, paragraph Pension plan
Compensation or benefits due or likely to be due because of cessation or change in functions	Yes. See Section 15.1.2, paragraph Deferred compensation
Compensation relative to a non-competition clause	No

15.2.3 Other compensation paid to salaried directors

The following table shows compensation paid to the three directors elected by the employees and the director appointed by the Annual Shareholder’s Meeting on the proposal of the shareholder employees, not including attendance fees already mentioned in Section 15.2.1. Because the amount of variable compensation for the second half of 2008, as well as the incentive, profit-sharing and employer’s contribution (abondement) for 2008, are not known when these items are presented to the Board of Directors, and, in order to present comparable information for both financial years, the following information reflects compensation paid during financial years 2008 and 2007, not in respect of those financial years.

Gross amounts before tax	Hélène Adam		René Bernardi		Jean-Michel Gaveau		Stéphane Tierce
(in euros)	2008	2007	2008	2007	2008	2007	2008	2007
Fixed	30,696	29,949	51,629	50,936	31,174	29,127	70,179	67,515
Variable (1) (2)	-	-	6,376	5,304	1,836	1,470	13,133	13,448
Incentive, employee profit-sharing and employer’s contribution (1) (3)	5,273	3,970	8,405	5,631	5,096	3,139	10,394	8,583
Exceptional	2,956	2,696	9,701	19,872	-	-	-	73
Benefits in kind	232	232	349	349	232	232	-	-

(1)

See Section 17.3 for calculation criteria.

(2)

Includes variable compensation payable in respect of the first half of the financial year and the second half of the previous financial year.

(3)

Includes incentive, employee profit-sharing, and employer’s contribution payable in respect of the previous financial year.

Stock option awards

France Telecom did not grant any stock options in 2008. At March 3, 2009, Stéphane Tierce, a director representing employee shareholders, held 1,140 stock options granted by the Board of Directors on October 26, 2005 (See Section 17.3.3.1).

Free share awards

France Telecom did not award any free shares to employees in 2008. Under the free share award plan approved by the Board of Directors on April 25, 2007 (See Section 17.3.4), salaried directors will be allocated the following on April 25, 2009, given the performance conditions of the plan:

Hélène Adam:	80 shares
René Bernardi:	120 shares
Jean-Michel Gaveau:	120 shares
Stéphane Tierce:	200 shares

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15.3     GROUP MANAGEMENT COMMITTEE COMPENSATION

The total gross amount, excluding employer charges, of the compensation paid in respect of the 2008 financial year by France Telecom and the companies controlled by it to the members of the France Telecom Group Management Committee, including Didier Lombard, (a total of nine people) was 6,646,054 euros. This amount includes all compensation (gross salaries, bonuses, and benefits in kind) paid in respect of 2008, including variable portions for the second half of 2008, not including incentive payments, employee profit sharing or employer contributions, which are not known as of the date of this document (incentive payments, employee profit sharing, and employer contributions paid in respect of 2007 totaled 182,560 euros).

The members of the Group Management Committee do not receive attendance fees for the offices held by them in the companies of the France Telecom Group. The contracts of members of the Group Management Committee, other than Didier Lombard, include a clause providing a contractual termination settlement not exceeding 15 months of their last total gross annual compensation (including the contractual termination benefit).

During the 2008 financial year, the members of the Group Management Committee received no stock options or performance stocks from France Telecom S.A., nor from any other of the Group’s companies.

On the date of this document, the Group Management Committee members (including Didier Lombard) hold a total of 1,087,000 stock options, representing 0.04% of the capital that was granted to them by the Board of Directors, including 523,000 for the October 2005 and March 2006 plans, and 564,000 for the May 2007 plan (See Section 17.3.3 Stock options).

15.4     PROVISIONS FOR PENSIONS, RETIREMENT AND OTHER BENEFITS

The total amount of retirement benefits (contractual retirement pay and the defined benefit pension plan) recorded as provisions in the financial statements as of December 31, 2008, paid to the members of the Group Management Committee, including Didier Lombard, was 7,167,251 euros.

With the exception of the Chairman and Chief Executive Officer and the employee directors, directors have not received any retirement commitments from France Telecom.

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16. board practices

See chapter 14.

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17. employees

17.2

ORGANIZATION OF WORKING HOURS

237

17.3

COMPENSATION

239

17.3.1

Compensation Policy

239

17.3.2

Incentive and Profit-Sharing Agreements

239

17.3.3

Stock Options

240

17.3.4

Free Share Awards

243

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17.1     WORKFORCE TRENDS

General changes in the total number of employees

Overall Group changes

NUMBER OF EMPLOYEES (ACTIVE EMPLOYEES AT THE END OF THE PERIOD)

Scope	2008	2007	2007 (proforma)
France Telecom S.A.	94,359	97,355	98,436
French subsidiaries	7,895	8,817	7,783
Total France	102,254	106,172	106,219
International subsidiaries	83,795	81,159	84,275
GROUP TOTAL	186,049	187,331	190,494

NUMBER OF EMPLOYEES (ACTIVE EMPLOYEES AT THE END OF THE PERIOD)

Contract type	2008	2007	2007 (proforma)
Permanent	181,110	183,051	186,214
Temporary	4,939	4,280	4,280
GROUP TOTAL	186,049	187,331	190,494

Between 2007 and 2008, the number of employees (active employees at year-end) decreased by 1,282 on an historical basis. This reduction breaks down as follows:

•

decrease of 3,918 employees in France, mainly as a result of retirements, resignations, transfers to the public sector, and employees leaving to start their own business or to pursue personal projects with company support;

•

increase of 2,636 employees in the international subsidiaries, taking into account changes in the scope of consolidation of the Group, particularly the addition of Orange Kenya.

On a comparable basis, the number of permanent employees in France decreased by 3,965 in 2008 (permanent and temporary staff).

Within the scope covered by the NExT plan (the France Group excluding new Orange Business Services acquisitions), the number of permanent employees decreased by 4,830 in 2008. On a cumulative basis in 2006, 2007 and 2008, the number of permanent employees decreased by 16,821, i.e. 105% of the NExT plan three-year target reduction of 16,000 permanent employees.

In France, the main factor concerning changes in the number of employees in 2008 was the high level of departures, primarily retirements (around 1,600) and transfers to the public sector (over 1,100 departures), partly offset by the hiring of new staff from outside the Group (+1,207 new staff within the scope of NExT commitments).

Outside France, changes in the number of employees in 2008 varied in each country and business sector. They were affected by changes in scope due to the departure from the Group of TP DiTel (in Poland) and the addition of Orange Kenya, Orange Niger and Orca Interactive (Israel).

In all, increases in workforce tended to be found in the mobile and internet subsidiaries and decreases in the fixed-line business.

Between December 31, 2007 and December 31, 2008 the number of temporary contracts increased from 4,280 (pro forma) to 4,939 throughout the France Telecom Group. In France, temporary contracts increased by 332 (1,794 at end 2007 versus 2,126 at end 2008). Outside France, the increase was 327 temporary employees, from 2,486 at December 31,2007 to 2,813 at December 31, 2008, with a notable increase in Poland (345) and in the Africa/Middle East/Asia area (230) and decreases in the UK (91) and countries in the Europe/Middle East area (164).

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The breakdown of persons employed in France by category of activity was as follows at December 31, 2008:

BREAKDOWN OF FRANCE GROUP(1) EMPLOYEES BY CATEGORY OF ACTIVITY AT END OF DECEMBER 2008

Sales and customer services	46.7%
Innovation & forecasting	3.1%
Management & support	12.7%
Content & multimedia production	0.5%
Information systems	8.5%
Technical & networks	28.0%
Other	0.5%
(1) Including new Orange Business Services acquisitions (Diwan, Néocles, Silicomp, etc.)

Recruitment policy

NUMBER OF PERMANENT EXTERNAL HIRES

Entities	2008	2007
France Telecom S.A.	1,009	1,288
French subsidiaries (1)	769	628
Total France	1,778	1,916
International subsidiaries (1)	12,266	12,733
GROUP TOTAL	14,044	14,649
(1) Including new Orange Business Services acquisitions (Diwan, Néocles, Silicomp, etc.)

The France Telecom Group continued to carefully manage its external hiring in France in 2008. The number of external hires in France in 2008 came to 1,778 and to 1,207 for the initial scope of the NExT plan (excluding new Orange Business Services acquisitions). These recruitments concern primarily the priority sectors of sales and customer relations, business services, innovation, IT systems development and multimedia. They also involve networks-related jobs under the skills renewal program for on-site intervention workers.

The number of external hires at France Telecom S.A. in 2008 includes 499 employees hired on a part-time basis in the area of customer relations (stores and telephone customer services). These employees were hired due to the significant number of departures in this category.

External recruitment at international subsidiaries remained at a high level due to the high turnover in some countries with a very competitive environment and the expansion needs of mobile phone and internet subsidiaries.

Transfers to the public sector

The policy of transferring civil servants to the public sector continued in 2008, based on five decrees facilitating transfers of France Telecom Group employees to the public sector (decrees published between September and October 2004). It should be noted that these specific programs negotiated with the public sector came to an end as of December 31, 2008.

A total of 1,122 transfers were accomplished for 2008: 32% of which were management staff and 68% of which were non-management staff.

The following table shows the breakdown of transfers of civil servants to the public sector by destination for the year ended December 31, 2008.

BREAKDOWN OF TRANSFER OF CIVIL SERVANTS TO THE PUBLIC SECTOR BY DESTINATION

Destination	2008	2007
French national civil service	69%	65%
Regional civil service	26%	29%
Public hospitals	5%	6%

Private employees may also transfer to the public sector, by virtue of the “company-supported personal projects” scheme.

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More than 10,000 job offers are published on our dedicated website every year (11,200 in 2008). In 2008, these offers resulted in nearly 12,100 applications, a number greater than the positions available, thereby demonstrating our employees’ interest in the public sector.

External workforce

EXTERNAL STAFF (1) - FRANCE TELECOM S.A.

Indicator	2008	2007
Payments made to external companies for providing staff (in millions of euros)	19.67	19.28
Monthly average number of temporary workers (2)	394	386
Monthly average duration of temporary contracts	1.9 (3)	2.1
(1) Temporary agency staffing only. (2) Calculated from expenses for temporary staffing agencies as recorded in FTSA’s accounts. (3) 2008 data are provisional.

The use of temporary employees primarily enables France Telecom to cope with temporary increases in activity, related mainly to launches of new products and services, as well as sales campaigns and promotional offers.

As part of the careful management of the use of this resource, the number of temporary staff remained stable in France in 2008, after a sharp decrease in 2006 and 2007. In 2008 temporary employment represented on average 394 full-time equivalents per month, versus 386 in 2007.

Management of economic factors affecting employment

Main economic factors affecting employment

In 2008, France Telecom continued with its integrated operator strategy (the convergence of fixed-line, mobile, Internet and multimedia services) and the implementation of the new Country organizational structure within the Group.

In France, this strategy led to the integration of new subsidiaries, such as CityVox in April 2008, Orange Cinema Series, Sports and TV Offerings (in October 2008) and Netia (in December 2008).

The ongoing implementation of the new organizational structure in the various countries where the Group operates has enabled us to hasten convergence in those countries and to create new synergies within the Group.

In Poland, TP Group employment decreased by 1,958 permanent workers in 2008 (pro forma data excluding the removal of TP DiTel from the scope), i.e. 6.5% of the workforce, consequent to the 2007/ 2009 three-year employment agreement signed by labor and management. This agreement was extended for the 2009/ 2011 period. At the same time an internal mobility plan will enable the company to reassign employees to priority jobs.

In the United Kingdom, the number of permanent employees at Orange UK increased by 3,427 under their service quality improvement plan and plan to take client services activities in house.

Equant continues its growth and development strategy in emerging countries, as well as new projects in Russia.

In Jordan, the number of permanent employees decreased by 123 as a result of the voluntary redundancy plan. This was accompanied by a skills renewal program through external recruitments and improved synergies between fixed-line and mobile activities.

In the AMEA area (Africa, Middle East and Asia), the growth and development strategy resulted in the addition of new Orange subsidiaries in Kenya and Niger.

In the EME area (Europe and Middle East), sharp increases in business were seen in Romania and Egypt.

Development of the Group’s business lines

Under the NExT plan, the Group implemented a program to support operating needs. This program is based on a forward-looking view of skills requirements for all of the Group’s activities.

The foundation of this program is the job referential. It is used as a common language for all the France Telecom Group companies.

The 23 “business lines” representing all of the Group’s activities (sales, customer relations, professional services, computer technology, network technology, multimedia, strategic marketing, R & D and support) have proposed a three-year renewed forecasting of employment and skills needs, both for the Group and for the main countries in which it operates - France, Poland, the United Kingdom and Spain. This approach has enabled us to:

•

provide forward-looking management of jobs and skills for the operating units;

•

develop a recruitment policy for priority jobs and levels of expertise;

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•

a transfer policy to priority sectors;

•

offer training programs with professional-track courses that are directly linked to new skills needs, particularly in France.

The development trends of jobs categories and the career-path indicators can be accessed by all employees on the HR “careers-opportunities” Intranet site, which was launched for France in February 2006 in accordance with the undertakings of the ACT program.

Furthermore, deployment of the Performance information system in France as of January 2007 has made it possible to assess the skills of each employee on a uniform basis. It has begun to be adopted internationally as well. It is being studied and tailored country by country. The supplementary modules of the “Performance” HR Information System are in the process of being adopted in the areas of training and internal transfers.

17.2     ORGANIZATION OF WORKING HOURS

Work schedules and yearly working time

BREAKDOWN OF EMPLOYEES BY WORK SCHEDULE – FRANCE TELECOM S.A.

Work schedule	Yearly working time	2008 (1)	2007
Basic schedule	1,596 hours	39.1%	41.5%
Customer service hours	Between 1,148.4 and 1,548.0 hours	20.4%	19.7%
Non-business hours and night shift	Between 1,539.4 and 1,580.8 hours	2.4%	2.4%
Flexi-time	1,573.2 hours	0.1%	0.5%
Call center	Between 1,519 and 1,547 hours	1.1%	0.9%
Managers (cadres exécutifs autonomes)	Fixed number of 208 days a year	26.4%	24.2%
Local operating managers	(2)	10.5%	10.8%
TOTAL		100.0%	100.0%
(1) 2008 data are provisional. (2) Local operating managers work according to the collective schedule applicable to the department to which they belong or the team they manage.

The basic schedule has been decreasing (39.1% at end 2008 versus 41.5% at end 2007) as special schedules have increased, particularly the “customer service hours” schedule, which is better suited to good customer service. The “managers” category (cadres exécutifs autonomes) expanded, rising from 24.2% at end 2007 to 26.4% at end 2008 in connection with changes in France Telecom S.A.’s qualification structure.

Part-time work

NUMBER OF PART-TIME EMPLOYEES – FRANCE TELECOM S.A.

Proportion of working time	2008 (1)	2007
Less than 30%	22	175
30% to 49%	1,350	1,607
50% to 59%	637	688
60% to 69%	247	273
70% to 79%	258	267
80% to 89%	7,486	7,814
90% to 99%	1,063	1,112
TOTAL	11,063	11,936
(1) 2008 data are provisional.

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The number of part-time employees at France Telecom S.A. declined overall by 7.3% between 2007 and 2008. This decline was due both to global changes in the France Telecom S.A. workforce (down 4.1% pro forma) and the decline in external hiring of part-time employees for customer relations (stores and customer service by telephone: from 864 in 2007 to 499 in 2008). Overall, the ratio of part-time employees to the total active workforce went from 12.3% at December 31, 2007 to 11.7% at December 31, 2008.

Absenteeism

NUMBER OF DAYS OF EMPLOYEE ABSENCE – FRANCE TELECOM S.A.

Reason	2008 (1)	2007
Illness (all reasons)	1,566,029	1,538,816
Work and travel-related accidents	73,997	76,272
Maternity, paternity and adoption leave	135,811	141,519
Family reasons	55,484	58,712
Other reasons (2)	9,084	7,225
TOTAL	1,840,405	1,822,544

(1)

2008 data are provisional.

(2)

Absences not taken into account in other indicators, excluding annual leave or days taken under the reduction in working hours system (RTT), strikes, unpaid leave and military service.

Between 2007 and 2008 the total number of days’ absence went up slightly, by 17,861 days.

Absenteeism is higher under sick leave (whether ordinary sick leave, long illness sick leave or extended sick leave) by 27,213 days, a 1.76% rise, and also for other reasons, by 1,859 days, up 25.7% over the year:

Absence under sick leave

Change in absenteeism for illness stems mainly from the increase in ordinary sick leave of all kinds by 37,364 days (up 3.57%) and in long illness sick leaves by 2,519 days (up 1.02%) in 2008. On the other hand, extended sick leaves declined by 12,670 days (down 5.05%) in 2008.

As to the days lost to illness between 2007 and 2008, this slight increase can be traced to absences of under three days, which increased by 1,344 days (up 2.8%), and to absences of 3 to 7 days, which increased by 993 days, i.e. 5.8%, whereas a very small decrease was seen in absences of 8 to 30 days (down 5,832 days i.e. 2%) and in absences of 31 to 90 days (down 820 days i.e. 3%). A sharper increase was to be found among absences of over 90 days, up 31,528 days i.e. 4.12%.

Breaking down absences for illness by gender one finds that absences of under 3 days and of 8 to 30 days are mostly taken by women, that men and women take absences of 3 to 7 days with equal frequency, and that men more frequently take absences of over 31 days.

Absenteeism for other reasons

This rise derives mainly from an increase in so-called “Handicapaction” authorizations of 279 days (up 35.48%) and in other cases of 517 days (up 46.59%), as well as in time off for elective community service of 1,217 days (up 45.63%).

The other cases correspond to authorizations for the marriage of a child or civic engagement (reserve firefighter, community security service, etc.).

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17.3     COMPENSATION

17.3.1 Compensation Policy

France Telecom S.A.

COMPENSATION – FRANCE TELECOM S.A.

Indicator	2008 (1)	2007
Gross average monthly compensation (in euros)	3,149	3,053
Men	3,309	3,218
Women	2,876	2,778
(1) 2008 data are provisional.

Within the France Telecom Group in France, studies by the Remuneration Internal Survey showed consistency in the compensation policies of all of the Group’s companies and compensation practices in line with those of the market.

In order to develop and anchor a results-oriented culture, France Telecom rewards its employees for their contribution and performance via a dynamic compensation policy. In addition to changes in fixed salaries related to improved expertise in their position or a significant change in responsibility, bonuses are awarded for achieving individual and group targets:

•

managers, who play a major role in mobilizing their staff, and supervisory staff benefit from half-yearly individual bonuses based on achieving the targets of the Group’s major programs and their own personal targets;

•

all employees receive each year, in the form of incentive payments awarded at the company level and under the Group’s profit-sharing agreement in France, a supplementary compensation linked to performance criteria or income (see Section 17.3.2). In 2008, this supplementary compensation represented around one and a half months of salary.

Pursuant to the Law of February 8, 2008, France Telecom and its employee unions signed an agreement on March 17, 2008 whereby by way of exception profit-sharing payments made before December 31, 2007 could be unblocked.

17.3.2 Incentive and Profit-Sharing Agreements

Incentive

Incentive agreements are signed at the individual company level and there is therefore no Group incentive schemes. At France Telecom S.A., six incentive agreements have been signed since 1992. These concern all of the company’s employees.

Under the agreement signed for 2006-2008, France Telecom S.A. incentive payments are based on achievement of the Operating Performance Indicator (French acronym: IPO) related to revenue growth, control over operating costs, optimization of capital expenditures and improvement in the working capital requirement.

Incentive payments are also based on the Customer Service Quality Indicator (French acronym: IQSC). If the IPO is exceeded and the IQSC is met, an additional incentive payment is made.

Exceeding the IPO and meeting the IQSC in 2007 made it possible to pay the maximum in incentive payments in April 2008. In addition, a payment was made in June 2008 of an exceptional incentive amount of 500 euros per employee (based on full-time), approved by the Board of Directors, based on 2007 financial results.

In 2008, while the Operating Performance Indicator was exceeded, the objective concerning customer service quality was not met.

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The following table shows the amount of incentive paid over the last two years:

(in millions of euros)	2008	2007
France Telecom S.A. incentive payments	156 (1)	250 (2)
(1) Amount provisioned at December 31, 2008. (2) Includes an exceptional incentive payment of 56 million euros.

Employee Profit Sharing

The Group profit-sharing agreement signed in 1997 with the labor union applies to the employees of France Telecom S.A. and of its majority-held French subsidiaries. As a corporate officer, the Chairman does not participate in profit sharing.

The special profit-sharing reserve of the Group is the sum of the special profit-sharing reserves calculated for each relevant subsidiary using a dispensatory formula (a dispensatory amendment was signed on June 29, 2001). It is based on operating income less financial expenses for each company within the scope of consolidation.

The special profit-sharing reserve is distributed to eligible employees, for 20% based on hours worked and for 80% in proportion to their annual gross salary. The amounts attributed to each individual are held in the Group savings plan and are unavailable for five years.

The following table shows the amount of profit sharing distributed over the last two years through the Group profit-sharing agreement.

(in millions of euros)	2008	2007
Special profit-sharing reserve of the Group	307 (1)	345
(1) Among which 267 million euros have been provisionned in the accounts of France Telecom S.A. as at December 31, 2008.

17.3.3 Stock Options

17.3.3.1 France Telecom S.A. Stock Option Plans

France Telecom did not implement any stock option or share purchase plan in 2008.

In October 2005, the Board of Directors granted 14.5 million stock options, representing 0.59% of share capital. The exercise price was set with no discount at 23.46 euros. The options were awarded to 3,747 beneficiaries.

In March 2006, the Board of Directors made an additional allocation of 536,930 stock options representing 0.02% of share capital, subject to the same terms as the plan of October 2005, particularly concerning the exercise price of 23.46 euros. The options were awarded to 165 beneficiaries.

In May 2007, the Board of Directors granted 10,093,300 stock options, including 140,000 to Didier Lombard, representing 0.39% of share capital. The exercise price was set with no discount at 21.61 euros. The options were awarded to 1,152 beneficiaries.

France Telecom S.A. stock option plans	October 2005 plan	March 2006 plan	May 2007 plan	Total
Date of Annual Shareholders’ Meeting authorizing the plan	09/01/2004	09/01/2004	09/01/2004
Date of Board Meeting granting the options	10/26/2005	03/08/2006	05/21/2007
Total number of options granted	14,516,445	536,930	10,093,300	25,146,675
Options granted to corporate officers:	149,140	-	140,000	289,140
Didier Lombard	148,000	-	140,000	288,000
Stéphane Tierce	1,140	-	-	1,140
Options granted to top 10 beneficiary employees	645,000	121,350	605,000	1,371,350
First possible exercise date	10/26/2008 (1)	03/08/2009 (1)	05/21/2010
Expiration date	10/26/2015	03/08/2016	05/21/2017
Exercise price	€23.46	€23.46	€21.61
Total number of options exercised at 12/31/2008	53,490	0	43,500	96,990
Total number of options canceled at 12/31/2008	1 ,394,140	242,980	788,000	2,425,120
Number of options outstanding at 12/31/2008	13,068,815	293,950	9,261,800	22,624,565
(1) For beneficiaries not residents of France.

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Options exercised during 2008 financial year

5,350 options were exercised in 2008, all exercised early by three former employees of Orange Nederland Broadband BV following the sale of that company in 2007.

17.3.3.2 Stock-Option Plans Granted by Certain Subsidiaries

Some France Telecom Group employees have participated in stock-option plans and/or share purchase plans granted by certain listed subsidiaries of France Telecom, namely Orange S.A., Wanadoo S.A., Mobistar and ECMS (Mobinil). The different stock-option or share purchase plans granted by subsidiaries of France Telecom are described in Note 26 of the appendix to the 2008 consolidated financial statements.

• Wanadoo Stock-Options transferred to France Telecom S.A.

When Wanadoo S.A. merged with France Telecom S.A. on September 1, 2004, this resulted in France Telecom assuming Wanadoo’s obligations to holders of Wanadoo stock options. Those options thus carry the right to purchase France Telecom shares based on the exchange ratio of 7/18 which applied under the mixed cash and exchange offer for Wanadoo shares.

Option plans granted by Wanadoo	2000 plan	March 2001 plan (UK)	April 2001 plans	November 2001 plans	June 2002 plans	November 2002 plans	2003 plans	TOTAL
Date of the Annual Shareholders’ Meeting authorizing the plan	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000	06/22/2000
Date of the Board Meeting granting the options	07/18/2000	03/21/2001	04/02/2001	11/26/2001	06/04/2002	11/26/2002	11/26/2003
Total number of options granted (1)	1,660,966	2,178,705	4,329,916	691,883	3,817,710	435,618	2,107,115	15,221,913
First possible exercise date	07/18/2005	09/21/2001 (2)	04/02/2004	06/26/2003 (3)	06/04/2004 (4)	11/26/2004 (5)	11/26/2006
Expiration date	07/18/2010	03/21/2011	04/02/2011	11/26/2011	06/04/2012	11/26/2012	11/26/2013
Exercise price	€48.70	€15.69	€15.38	€15.38	€13.84	€13.84	€16.60
Total number of options exercised at 12/31/2008	0	741,455	2,463,579	339,505	2,116,882	237,089	421,745	6,320,255
Total number of options canceled at 12/31/2008	928,157	1,437,250	513,784	284,223	593,178	94,460	406,372	4,257,424
Number of options outstanding at 12/31/2008	732,809	0	1,352,553	68,155	1,107,650	104,069	1,278,998	4,644,234

(1)

After conversion to France Telecom options based on the exchange ratio of 7/18 and adjustment of the number of options and the exercise price following the September 26, 2005 France Telecom capital increase.

(2)

10% of the options became exercisable as at September 21, 2001, 10% as at March 21, 2002, 40% as at March 21, 2003 and 40% as at March 21, 2004.

(3)

5% of the options became exercisable on June 26, 2003, 23% on September 26, 2003, 5% on June 26, 2004, 23% on September 26, 2004 and 44% on November 26, 2004.

(4)

8% of the options became exercisable on June 4, 2004 and the remaining 92% on June 4, 2005.

(5)

13.5% of the options became exercisable on November 26, 2004 and the remaining 86.5% on November 26, 2005.

Stock options allocated and exercised in 2008

No stock options or share purchase plans were granted in 2008.

In 2008, 204,334 options (after conversion on the basis of the exchange ratio) were exercised under plans granted by Wanadoo, including 90,734 options exercised by the 10 employees or former employees who exercised the most options.

As at December 31, 2008, 4,644,234 stock-options were outstanding with a weighted average exercise price of 20.57 euros per share.

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• Orange Stock Options covered by a Liquidity Contract

Upon completion of the public buyout offer followed by a squeeze-out of the shares of Orange S.A., France Telecom offered to holders of Orange stock options and to holders of Orange stock obtained through the exercise of options after the offer, the possibility of signing a liquidity contract and then in September 2005 issued option liquidity instruments (French acronym: ILO). The ILOs allow their beneficiaries to exchange one Orange share for 0.446 new shares of France Telecom when their options are exercised.

Option plans granted by Orange	Plan February 2001	Sharesave Plan Orange UK (5 years)	Sharesave Plan Orange UK (3 years)	Plan October 2001 (A)	Plan October 2001 (B)	Sharesave Plan Orange UK (3 years)	May plan 2002
Date of the Annual Shareholders’ Meeting authorizing the plan	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000
Date of the Board Meeting granting the options	02/12/2001	03/21/2001	03/21/2001	10/24/2001	10/24/2001	12/04/2001	05/15/2002
Total number of options granted	75,009,447 (1)	4,037,379	2,356,097	1,305,334 (2)	11,096,825 (3)	563,503	24,496,332 (4)
First possible exercise date	05/04/2001	06/01/2006	06/01/2004	02/12/2002	03/01/2002	01/01/2005	10/01/2002
Expiration date	02/12/2011	11/30/2006	11/30/2004	10/24/2011	10/24/2011	06/30/2005	05/15/2012
Exercise price	10.00 €	4.43 £	4.98 £	10.00 €	8.91 €	5.16 £	6.35 €
Total number of options exercised at 12/31/2008	17,441,760	1,241,986	830,592	193,811	5,694,888	192,831	15,995,743
Total number of options canceled at 12/31/2008	34,713,516	2,795,393	1,525,505	179,725	3,095,640	370,672	3,378,076
Number of options outstanding at 12/31/2008	22,854,171	-	-	931,798	2,306,297	-	5,122,513

(1)

Of which 0.4 million became eligible for exercise in 2001, 7.2 million in 2002, 7 million in 2003 and 59.6 million in 2004.

(2)

Of which 1.2 million only became eligible for exercise on October 24, 2004.

(3)

Of which 1.5 million became eligible for exercise in 2002, 1.5 million in 2003 and 8 million since October 24, 2004.

(4)

Of which 4.1 million became eligible for exercise on May 15, 2003, 4.1 million on May 15, 2004 and 15.5 million since May 15, 2005.

(5)

Of which 0.6 million became eligible for exercise on December 20, 2003, 0.6 million on December 20, 2004 and 1.6 million on December 20, 2005.

(6)

Of which 3.4 million became eligible for exercise on December 31, 2004, 2.8 million on May 13, 2005 and 12.2 million on May 13, 2006.

(7)

67,200 options expire on December 20, 2014.

(8)

423,900 options expire on December 13, 2015.

Stock options allocated and exercised in 2008

No stock options or share purchase options were granted in 2008 in respect of these plans.

In the 2008 financial year, 986,339 Orange options were exercised, including 312,245 by the 10 employees or former employees who exercised the most options.

As at December 31, 2008, 38,286,539 stock-options were outstanding with a weighted average exercise price of 8.97 euros per share. The exercise of these options could give rise to the issue of a maximum of 16,886,498 France Telecom shares.

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Sharesave Plan Orange UK(3 years)	Plan December 2002	Sharesave Plan Orange UK (3 years)	Sharesave Plan Orange Nederland(5 years)	May plan 2003 (A)	May plan 2003 (B)	Sharesave Plan Orange UK (3 years)	Total
12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000	12/29/2000
05/15/2002	12/20/2002	12/20/2002	12/20/2002	05/13/2003	05/13/2003	05/13/2003
1,349,694	2,968,240 (5)	1,269,754	232,186	18,722,150 (6)	1,700,000	300,459	145,407,400
07/01/2005	05/01/2003	03/01/2005	03/01/2006	05/13/2004	03/01/2005	07/01/2006
12/31/2005	12/20/2012 (7)	08/31/2005	08/31/2006	05/13/2013 (8)	05/13/2013	12/31/2006
3.17 £	7.23 €	3.93 £	6.14 €	7.43 €	7.38 €	4.53 £
771,857	1,869,106	756,655	127,532	10,131,033	1,700,000	136,127	57,083,921
577,837	551,199	513,099	104,654	2,067,292	-	164,332	50,036,940
-	547,935	-	-	6,523,825	-	-	38,286,539

17.3.4 Free Share Awards

France Plan

In April 2007, France Telecom set up a free share award plan covering 10.8 million shares, which represents 0.4% of the share capital. The plan was granted to approximately 113,000 employees of France Telecom S.A. and most of its majority-owned French subsidiaries.

The free share awards will vest on April 25, 2009. Vesting is contingent upon:

•

certain performance criteria being met (attaining the cash-flow stipulated in the 2007 and 2008 NExT Plan, and covering the cost of the plan with an additional cash-flow over the same period). These targets were reached;

•

beneficiaries being employed by the Group at the end of the vesting period.

The shares awarded may not be sold for a two-year period after the vesting date, i.e. until April 25, 2011.

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International Plan

In addition to the free share award plan in France, France Telecom S.A. established a free share award plan in other countries in December 2007 for 1.8 million shares, representing less than 0.1% of share capital. The awards were made to approximately 45,000 employees and executive officers of the France Telecom Group’s non-French companies and other entities.

The vesting of shares will occur on December 4, 2009 (December 4, 2011 in the UK). In countries where the tax or labor laws or other regulations do not permit awards of free shares, the beneficiaries of the International Plan will receive an amount of cash equivalent to the price of France Telecom S.A. shares on December 4, 2009.

The terms on which shares or their cash equivalent are awarded are identical to those of the France Plan.

The shares awarded to employees may not be sold for a period of two years (three years in Spain) following vesting.

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18. major shareholders

18.1     DISTRIBUTION OF SHARE CAPITAL AND VOTING RIGHTS

	At December 31, 2008			At December 31, 2007			At December 31, 2006
Holder	Number of shares	% of equity	% of voting rights	Number of shares	% of equity	% of voting rights	Number of shares	% of equity and voting rights
French Government	605,668,775	23.16%	23.25%	473,938,144	18.13%	18.20%	473,246,644	18.16%
ERAP	91,204,364	3.49%	3.50%	240,823,564	9.21%	9.25%	371,515,064	14.25%
Total French Government and ERAP	696,873,139	26.65%	26.75%	714,761,708	27.34%	27.45%	844,761,708	32.41%
Public	1,811,892,119	69.29%	69.56%	1,812,628,901	69.33%	69.61%	1,666,949,010	63.95%
Group Employees (1)	96,112,598	3.68%	3.69%	76,429,418	2.93%	2.94%	94,962,412	3.64%
Treasury shares	10,113,380	0.39%	0	10,528,884	0.40%	0	0	0.00%
TOTAL	2,614,991,236	100%	100%	2,614,348,911	100%	100%	2,606,673,130	100%

(1)

Includes only the shares held directly by current or former employees in registered form or in an employee savings plan, as well as shares purchased in offerings by the French Government reserved for employees.

To France Telecom’s knowledge, no shareholder other than the French Government held, directly or indirectly, more than 5% of the share capital or voting rights on the date of this document.

The main shareholders in France Telecom do not have voting rights different from those of the other shareholders.

Changes in the distribution of share capital during the last three financial years

To the best of France Telecom’s knowledge, the substantial changes in the shareholder base in the last three years are the result of:

•

the sale by the French Government in June 2007 of 130 million shares representing 5% of the share capital, held directly or indirectly through ERAP, carried out through private placement with institutional investors;

•

the additional French Government sale in January 2008 of 14.4 million shares in an offering reserved for current and former employees of France Telecom;

•

the award by the French Government in January and November 2008 of a total of 3.7 million bonus shares to current and former employees of France Telecom who had bought shares in offerings reserved for them in January and November 2005;

•

The transfer in December 2008 of 149.6 million shares by ERAP to the French Government.

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18.2     DIRECT AND INDIRECT CONTROL OF FRANCE TELECOM

Pursuant to Law No. 2003-1365 of December 31, 2003 and Decree No. 2004-387 of May 3, 2004, and since the sale by the French Government of an additional 10.85% of the share capital in France Telecom on September 7, 2004, the specific control procedures over France Telecom by the French Government no longer apply. Nevertheless, pursuant to the Decree-Law of October 30, 1935, the Board of Directors must still include representatives of the French Government in proportion to the number of France Telecom shares held by the Government. Thus on the date of this document, the Government has three representatives out of a total of 15 members of the France Telecom Board of Directors.

Furthermore, as the main shareholder, the French Government could, in practice, given the low participation rate for shareholders’ meetings and in the absence of any other significant shareholder blocks, determine the outcome of shareholder votes, on any matter submitted for a simple majority vote at the Shareholders’ Meetings. However, the Government does not hold a “golden share”, (a form of share which does not exist in France Telecom’s share capital), or any other special advantage other than the right to have representatives on the Board of Directors as described above.

Aside from the French Government, no individual or corporate body either exerts or could exert control over France Telecom, either directly or indirectly, alone, jointly or acting together.

To the best of France Telecom’s knowledge, there is no agreement which, if implemented at a later date, could entail a change in its control.

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19. related party transactions

See Section 20.1.1, Notes to the consolidated financial statements - Note 31.

France Telecom S.A. has entered into agreements with some of its subsidiaries, including framework agreements, support and brand licensing agreements, as well as service-related agreements. In addition, cash management agreements exist between France Telecom S.A. and most of its subsidiaries.

These agreements were entered into on an arm’s-length basis.

Subsidiaries Operating under the Orange Brand

The subsidiaries in the Personal Communication Services (PCS) and Home Communication Services (HCS) business segments, operating under the Orange brand, have signed brand licensing agreements with Orange Brand Services Ltd, indirectly wholly owned by France Telecom S.A., granting them the right to operate under the Orange brand. Pursuant to these agreements, they pay a license fee of 1.6% of their operating revenues for full use of the Orange brand, as well as of Orange’s roaming and interconnection agreements, technology, handset signature and Orange support services.

These agreements were entered into on an arm’s-length basis.

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20. financial information concerning the issuer’s assets and liabilities, financial position and profits and losses

20.1

CONSOLIDATED STATEMENTS

251

20.1.1

Consolidated financial statements

251

Segment information

258

Notes to the consolidated financial statements

263

20.1.2

Report of the statutory auditors on the consolidated financial statements

354

20.2

NON CONSOLIDATED STATEMENTS

355

20.2.1

Annual Financial Statements of France Telecom S.A.

355

Notes to the annual financial statements of France Telecom S.A.

359

20.2.2

Report of the statutory auditors on the annual financial statements

397

20.3

DIVIDEND DISTRIBUTION POLICY

399

20.4

LEGAL AND ARBITRATION PROCEDURES

399

20.5

SIGNIFICANT CHANGE IN FINANCIAL OR COMMERCIAL SITUATION

400

21.1.1

Amount Of Share Capital And Authorized Increase Of Share Capital

402

21.1.2

Unfunded Shares

402

21.1.3

Treasury Shares Held By The Issuer Or In Its Name Or By Its Subsidiaries – Share Buyback Program

402

21.1.4

Convertible Or Exchangeable Securities Or Securities With Subscription Warrants

403

21.1.5

Information Concerning The Terms Governing Any Right Of Acquisition And/Or Any Obligation Attached To Shares Authorized But Not Issued, Or Any

Undertaking To Increase Share Capital

403

21.1.6

Information On The Share Capital Of Any Member Of The Group Subject To An Option Or A Conditional Or Unconditional Agreement To Place It Under Option

403

21.1.7

History Of The Share Capital

404

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Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. France Telecom, its representatives and employees decline all responsibility in this regard.

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20.1     CONSOLIDATED STATEMENTS

20.1.1 Consolidated financial statements

Year ended December 31, 2008

CONSOLIDATED INCOME STATEMENT

Amounts in millions of euros (except for per-share data)	Note	Period ended December 31, 2008	Period ended December 31, 2007
Revenues	4	53,488	52,959
External purchases	5	(23,652)	(23,156)
Other operating incomes	5	380	440
Other operating expenses	5	(2,258)	(2,360)
Labour expenses:
• Wages and employee benefit expenses	5	(8,559)	(8,767)
• Employee profit-sharing	5	(319)	(359)
• Share-based compensation	5	(82)	(279)
Depreciation and amortization	12-13	(7,776)	(8,111)
Impairment of Goodwill	6	(271)	(26)
Impairment of non-current assets	6	(9)	(107)
Gains (losses) on disposal of assets	7	11	769
Restructuring costs	8	(470)	(208)
Share of profits (losses) of associates	14	(211)	4
Operating income		10,272	10,799
Interest expenses, net	9	(2,766)	(2,521)
Foreign exchange gains (losses)	9	(63)	(4)
Discounting expense	9	(158)	(125)
Finance costs, net		(2,987)	(2,650)
Income tax	10	(2,793)	(1,330)
Consolidated net income		4,492	6,819
Net income attributable to equity holders of France Telecom S.A.		4,069	6,300
Minority interests	20	423	519
Earnings per share (in euros)	20
Net income attributable to equity holders of France Telecom S.A.
• basic		1.56	2.42
• diluted		1.54	2.36

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The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(amounts in millions of euros)	Note	At December 31, 2008	At December 31, 2007 (1)
ASSETS
Goodwill	11	30,811	31,389
Other Intangible assets	12	14,451	16,658
Property, plant and equipment	13	26,534	27,849
Interests in associates	14	172	282
Assets available for sale	15	203	518
Non-current loans and receivables	17	1,554	1,960
Non-current financial assets at fair value through profit or loss	18	106	54
Non-current hedging derivatives assets	22	624	42
Other non-current assets	19	32	63
Deferred tax assets	10	5,142	7,273
Total non-current assets		79,629	86,088

Inventories	16	976	1,068
Trade receivables	17	6,163	6,556
Current loans and other receivables	17	63	81
Current financial assets at fair value through profit or loss, excluding cash equivalents	18	721	534
Current hedging derivatives assets	22	75	12
Other current assets	19	2,143	2,035
Current tax assets	10	144	111
Prepaid expenses	19	581	673
Cash and cash equivalents	17&18	4,800	4,025
Total current assets		15,666	15,095

TOTAL ASSETS		95,295	101,183
(1) For additionnal information regarding the effects of the implementation of IFRIC 13 on the balance sheet: see Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

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(amounts in millions of euros)	Note	At December 31, 2008	At December 31, 2007 (1)
EQUITY AND LIABILITIES
Share capital		10,460	10,457
Additional paid-in capital		15,325	15,317
Retained earnings		1,958	2,532
Cumulative translation adjustment		(143)	1,747
Equity attributable to equity holders of France Telecom S.A.		27,600	30,053
Minority interests		3,598	4,470
Total equity	20	31,198	34,523
Non-current trade payables	21	498	435
Non-current financial liabilities at amortized cost, excluding trade payables	21	31,782	32,532
Non-current financial liabilities at fair value through profit or loss	21	495	154
Non-current hedging derivatives liabilities	21	650	955
Non-current employee benefits	23	559	535
Non-current provisions	24	1,262	1,657
Other non-current liabilities	25	711	870
Deferred tax liabilities	10	1,288	1,539
Total non-current liabilities		37,245	38,677
Current trade payables	21	9,519	9,580
Current financial liabilities at amortized cost, excluding trade payables	21	8,236	8,694
Current financial liabilities at fair value through profit or loss	21	913	730
Current hedging derivatives liabilities	21	2	353
Current employee benefits	23	1,700	1,881
Current provisions	24	1,453	1,592
Other current liabilities	25	1,989	1,837
Current tax payables	10	277	331
Deferred income	25	2,763	2,985
Total current liabilities		26,852	27,983

TOTAL EQUITY AND LIABILITIES		95,295	101,183
(1) For additionnal information regarding the effects of the implementation of IFRIC 13 on the balance sheet: See Note 1.

The accompanying notes are an integral part of the consolidated financial statements.

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CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Share capital	Additional paid-in capital
Balance at January 1, 2007		2,606,673,130	10,427	15,179
Change in accounting policy upon application of IFRIC 13	1
Balance at January 1, 2007 after application of IFRIC 13		2,606,673,130	10,427	15,179
Unrealized foreign exchange gains (losses)
Gains (losses) on financial assets available for sale
Foreign exchange gains (losses) on cash flow hedges
Deferred tax on items recognized directly in equity
Total income and expense recognized directly in equity (A)
Net income for the year 2007 (B)
Total recognized income and expense for the year (A+B)
Allocation of 2006 net income
Capital increase (stock-options exercised)		7,675,781	30	138
Share-based compensation : Employee shareholding plan within the scope of the sale of shares owned by the French State
Share-based compensation : Free share award plan
Share-based compensation : stock options
Purchase of treasury shares	20
Dividends	20
Other transactions with minority interests	3
Other movements
Balance at December 31, 2007		2,614,348,911	10,457	15,317
Unrealized foreign exchange gains (losses)
Gains (losses) on financial assets available for sale
Foreign exchange gains (losses) on cash flow hedges
Foreign exchange gains (losses) on net investment hedges
Deferred tax on items recognized directly in equity
Total income and expense recognized directly in equity (A)
Net income for the year 2008 (B)
Total recognized income and expense for the year (A+B)
Allocation of 2007 net income
Capital increase (stock-options exercised)	20	642,325	3	8
Share-based compensation : Free share award plan	20
Share-based compensation : stock options	20
Purchase of treasury shares	20
Dividends	20
Other transactions with minority interests	3
Other movements
Balance at December 31, 2008		2,614,991,236	10,460	15,325

The accompanying notes are an integral part of the consolidated financial statements.

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Attributable to equity holders of France Telecom S.A.
Retained earnings				Net income	Translation adjustments	Total	Minority interests	Total Equity
Income (expense) recognized directly in equity			Other reserves
Assets available for sale	Hedging instruments	Deferred taxes
118	(98)	32	(5,223)	4,139	2,220	26,794	4,844	31,638
			198			198		198
118	(98)	32	(5,025)	4,139	2,220	26,992	4,844	31,836
					(467)	(467)	56	(411)
(38)						(38)		(38)
	309					309	10	319
		(106)				(106)	(2)	(108)
(38)	309	(106)			(467)	(302)	64	(238)
				6,300		6,300	519	6,819
(38)	309	(106)		6,300	(467)	5,998	583	6,581
			4,139	(4,139)		0		0
						168		168
			67			67		67
			147			147	2	149
			23			23		23
			(214)			(214)		(214)
			(3,117)			(3,117)	(670)	(3,787)
			0			0	(107)	(107)
			(5)		(6)	(11)	(182)	(193)
80	211	(74)	(3,985)	6,300	1,747	30,053	4,470	34,523
					(1,930)	(1,930)	(192)	(2,122)
(54)						(54)		(54)
	460					460	(1)	459
	(26)					(26)		(26)
		(145)				(145)	0	(145)
(54)	434	(145)			(1,930)	(1,695)	(193)	(1,888)
				4,069		4,069	423	4,492
(54)	434	(145)		4,069	(1,930)	2,374	230	2,604
			6,300	(6,300)		0		0
						11		11
			50			50	1	51
			24			24	1	25
			17			17		17
			(4,949)			(4,949)	(661)	(5,610)
			0			0	(348)	(348)
			(20)		40	20	(95)	(75)
26	645	(219)	(2,563)	4,069	(143)	27,600	3,598	31,198

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CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in millions of euros)	Note	Year ended Decembre 31, 2008	Year ended Decembre 31, 2007
OPERATING ACTIVITIES
Consolidated net income		4,492	6,819
Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization	12-13	7,776	8,111
Impairment of non-current assets	6-12-13	9	107
Impairment of goodwill	6-11	271	26
Gain on disposals of assets	7	(11)	(769)
Change in other provisions		(591)	(945)
Share of profits (losses) of associates	14	211	(4)
Income tax	10	2,793	1,330
Interest income and expense		2,472	2,627
Foreign exchange gains and losses, net		405	(740)
Derivatives		77	756
Share-based compensation		76	234
Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		38	(250)
Decrease/(increase) in trade accounts receivable		216	121
Increase/(decrease) in trade accounts payable		359	190
Other changes in working capital requirements
Decrease/(increase) in other receivables		(221)	(98)
Increase/(decrease) in other payables		(233)	331

Dividends and interest income received		299	315
Interest paid and interest rates effects on derivatives, net		(2,561)	(2,726)
Income tax paid		(878)	(791)
Net cash provided by operating activities		14,999	14,644
INVESTING ACTIVITIES
Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	12-13	(7,140)	(7,064)
Increase/(decrease) in amounts due to fixed asset suppliers		(76)	125
Proceeds from sales of property, plant and equipment and intangible assets	12-13	233	113
Cash paid for investment securities, net of cash acquired
Purchase of treasury shares by TP S.A.	3	(200)	(185)
Purchase of treasury shares by Mobistar	3	(175)	-
FT España	3	(169)	-
Orange Uganda Limited	3	(40)	-
Compagnie Européenne de Téléphonie	3	(32)	-
Silicomp	3	(5)	(96)
FT España ISP (Ya.com)	3	-	(319)
Telkom Kenya	3	-	(270)
Orange Moldova	3	-	(103)
Voxmobile	3	-	(80)
Other payments for investment securities	3	(140)	(64)
Proceeds from sales of investment securities, net of cash transferred
Orange Nederland	3	-	1,306
Tower Participations	3	-	254
Bluebirds	3	-	110
One	3	-	82
Other proceeds from sales of investment securities	3	56	56
Decrease/(increase) in marketable securities and other long-term assets
Escrow deposit	17-30	(207)	(757)
Other		(140)	11
Net cash used in investing activities		(8 035)	(6,881)

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(amounts in millions of euros)	Note	Year ended Decembre 31, 2008	Year ended Decembre 31, 2007
FINANCING ACTIVITIES
Issuances
Bonds convertible, exchangeable or redeemable into shares	21	4,047	3,122
Long-term debt	21	1,439	824
Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	21	(6,328)	(4,001)
Long-term debt	21	(711)	(2,430)
Equity portion of hybrid debt	20-21	(64)	(16)
Increase/(decrease) in bank overdrafts and short-term borrowings	21	968	(906)
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)	21	672	(330)
Exchange rates effects on derivatives, net		(378)	(99)
Purchase of treasury shares	20	(35)	(214)
Capital increase/(decrease) - France Telecom S.A. shareholders	20	11	140
Capital increase/(decrease) - minority shareholders	20	(100)	50
Dividends paid to minority shareholders	20	(629)	(677)
Dividends paid by France Telecom S.A.	20	(4,949)	(3,117)
Net cash used in financing activities		(6,057)	(7,654)
Net change in cash and cash equivalents		907	109
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects		(132)	(54)
Cash and cash equivalents at beginning of period		4,025	3,970
CASH AND CASH EQUIVALENTS AT END OF PERIOD		4,800	4,025

The accompanying notes are an integral part of the consolidated financial statements.

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Segment information

Analysis by business segment

Main operating indicators by business segment for the year ended December 31, 2008

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2008

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Revenues	29,477	22,951	7,778	(6,718)	53,488
• External	28,478	17,730	7,280	-	53,488
• Inter-segment	999	5,221	498	(6,718)	-
External purchases	(16,563)	(9,024)	(4,783)	6,718	(23,652)
Other operating incomes	218	1,047	97	(982)	380
Other operating expenses	(1,728)	(1,340)	(172)	982	(2,258)
Labour expenses
• Wages and employee benefit expenses	(1,301)	(5,902)	(1,356)	-	(8,559)
Gross operating margin	10,103	7,732	1,564	-	19,399
• Employee profit-sharing	(47)	(253)	(19)	-	(319)
• Share-based compensation	(15)	(53)	(14)	-	(82)
Depreciation and amortization	(4,171)	(3,243)	(362)	-	(7,776)
Impairment of goodwill	(42)	(229)		-	(271)
Impairment of non-current assets	(1)	23	(31)	-	(9)
Gains (losses) on disposal of assets				11	11
Restructuring costs	(57)	(390)	(23)	-	(470)
Share of profits (losses) of associates	(194)	(17)	-	-	(211)
Operating income					10,272
• Allocated by segment	5,576	3,570	1,115	-	10,261
• Non-allocable	-	-	-	11	11
Interest expenses, net	-	-	-	(2,766)	(2,766)
Foreign exchange gains (losses)	-	-	-	(63)	(63)
Discounting expense	-	-	-	(158)	(158)
Income tax	-	-	-	(2,793)	(2,793)
Consolidated net income					4,492
Non-cash income and expense items included in operating income allocated by business segment	(4,466)	(2,891)	(362)	-	(7,719)
Investments in property, plant & equipment and intangible assets
• Excluding telecommunications licenses	3,192	3,319	356	-	6,867
• Telecommunications licenses	272	1	-	-	273
• Financed through finance leases	33	120	23	-	176
TOTAL INVESTMENTS (1)	3,497	3,440	379	-	7,316
(1) Including 1,883 million euros for other intangible assets and 5,433 million euros for property, plant and equipment (See Notes 12 and 13).

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BALANCE SHEET AT DECEMBER 31, 2008

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Goodwill	24,798	5,592	421	-	30,811
Other intangible assets	8,229	5,946	276	-	14,451
Property, plant and equipment	11,570	14,392	572	-	26,534
Interests in associates	86	86	-	-	172
Other non-current assets	11	1	20	-	32
Non-segment non-current assets (1)	-	-	-	7,629	7,629
Non-current assets					79,629
Inventories	632	310	34	-	976
Trade receivables (2)	4,122	6,310	918	(5,187)	6,163
Other current assets	892	1,214	133	(96)	2,143
Prepaid expenses	355	250	82	(106)	581
Non-segment current assets (1)	-	-	-	5,803	5,803
Current assets					15,666
TOTAL ASSETS					95,295
• o/w segment assets	50,695	34,101	2,456	(5,389)	81,863
• o/w non-segment assets	-	-	-	13,432	13,432
Equity					31,198
Non-current trade payables	487	11	-	-	498
Non-current employee benefits	27	457	75	-	559
Non-current provisions	404	832	26	-	1,262
Other non-current liabilities	4	707	-	-	711
Non-segment non-current liabilities (1)	-	-	-	34,215	34,215
Non-current liabilities					37,245
Current trade payables	9,278	4,585	847	(5,191)	9,519
Current employee benefits	203	1,218	279	-	1,700
Current provisions	203	1,194	56	-	1,453
Other current liabilities	677	1,243	160	(91)	1,989
Deferred income	1,370	1,343	157	(107)	2,763
Non-segment current liabilities (1)	-	-	-	9,428	9,428
Current liabilities					26,852
TOTAL EQUITY AND LIABILITIES					95,295
• o/w segment liabilities	12,653	11,590	1,600	(5,389)	20,454
• o/w non-segment liabilities	-	-	-	74,841	74,841

(1)

Mainly assets and liabilities comprising net financial debt and deferred taxes.

(2)

Some trade receivables generated by the Enterprise Communication Services segment (approximately 313 million euros) are included in the Home Communication Services segment, which is responsible for their collection.

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Main operating indicators by business segment for the year ended December 31, 2007

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2007

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Revenues	29,119	22,671	7,721	(6,552)	52,959
• External	28,144	17,548	7,267	-	52,959
• Inter-segment	975	5,123	454	(6,552)	-
External purchases	(16,296)	(8,497)	(4,912)	6,549	(23,156)
Other operating incomes	258	1,023	97	(938)	440
Other operating expenses	(1,640)	(1,480)	(178)	938	(2,360)
Labour expenses
• Wages and employee benefit expenses	(1,464)	(5,918)	(1,385)	-	(8,767)
Gross operating margin	9,977	7,799	1,343	(3)	19,116
• Employee profit-sharing	(65)	(268)	(26)	-	(359)
• Share-based compensation	(18)	(232)	(29)	-	(279)
Depreciation and amortization	(4,456)	(3,238)	(420)	3	(8,111)
Impairment of goodwill	-	(26)	-	-	(26)
Impairment of non-current assets	(8)	(6)	(93)	-	(107)
Gains (losses) on disposal of assets	-	-	-	769	769
Restructuring costs	(27)	(153)	(28)	-	(208)
Share of profits (losses) of associates	4	-	-	-	4
Operating income					10,799
• Allocated by segment	5,407	3,876	747	-	10,030
• Non-allocable	-	-	-	769	769
Interest expenses, net	-	-	-	(2,521)	(2,521)
Foreign exchange gains (losses)	-	-	-	(4)	(4)
Discounting expense	-	-	-	(125)	(125)
Income tax	-	-	-	(1,330)	(1,330)
Consolidated net income after tax					6,819
Non-cash income and expense items included in operating income allocated by business segment	(4,498)	(2,526)	(498)	-	(7,522)
Investments in property, plant & equipment and intangible assets
• Excluding telecommunication licenses	3,493	3,080	406	-	6,979
• Telecommunication licenses	85	-	-	-	85
• Financed through finance leases	30	-	14	-	44
TOTAL INVESTMENTS (1)	3,608	3,080	420	-	7,108
(1) Including 1,693 million euros for other intangible assets and 5,415 million euros for property, plant and equipment (See Notes 12 and 13).

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BALANCE SHEET AT DECEMBER 31, 2007

(in millions of euros)	PCS	HCS	ECS	Eliminations and unallocated items	Total France Telecom
Goodwill	24,931	6,059	399	-	31,389
Other intangible assets	10,166	6,252	240	-	16,658
Property, plant and equipment	12,073	15,190	586	-	27,849
Interests in associates	273	3	6	-	282
Other non-current assets	35	5	23	-	63
Non-segment non-current assets (1)	-	-	-	9,847	9,847
Non-current assets					86,088
Inventories	684	342	42	-	1,068
Trade receivables (2)	3,916	5,254	921	(3,535)	6,556
Other current assets	936	1,072	165	(138)	2,035
Prepaid expenses	362	313	81	(83)	673
Non-segment current assets (1)	-	-	-	4,763	4,763
Current assets					15,095
Total assets					101,183
• o/w segment assets	53,376	34,490	2,463	(3,756)	86,573
• o/w non-segment assets	-	-	-	14,610	14,610
Equity					34,523
Non-current trade payables	429	6	-	-	435
Non-current employee benefits	22	429	84	-	535
Non-current provisions	352	1,252	53	-	1,657
Other non-current liabilities	13	857	-	-	870
Non-segment non-current liabilities (1)	-	-	-	35,180	35,180
Non-current liabilities					38,677
Current trade payables	7,652	4,646	826	(3,544)	9,580
Current employee benefits	320	1,247	314	-	1,881
Current provisions	214	1,287	91	-	1,592
Other current liabilities	693	1,104	168	(128)	1,837
Deferred income	1,455	1,436	178	(84)	2,985
Non-segment current liabilities (1)	-	-	-	10,108	10,108
Current liabilities					27,983
TOTAL EQUITY AND LIABILITIES					101,183
• o/w segment liabilities	11,150	12,264	1,714	(3,756)	21,372
• o/w non-segment liabilities	-	-	-	79,811	79,811

(1)

Mainly assets and liabilities comprising net financial debt and deferred taxes.

(2)

Some trade receivables (approximately 480 million euros) generated by the Enterprise Communication Services segment are included in the Home Communication Services segment, which is responsible for their collection.

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Analysis by geographic segment

REVENUE CONTRIBUTION

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
France	28,564	27,856
United Kingdom	6,102	6,706
Poland	5,140	4,787
Spain	4,015	3,911
Rest of Europe	5,148	5,479
Rest of the world	4,519	4,220
Total Group	53,488	52,959

INVESTMENTS IN PROPERTY, PLANT & EQUIPMENT AND INTANGIBLE ASSETS (INCLUDING FINANCE LEASES AND TELECOMMUNICATIONS LICENSES)

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
France	3,528	3,273
United Kingdom	488	549
Poland	736	963
Spain	572	627
Rest of Europe	631	719
Rest of the world	1,361	977
Total Group	7,316	7,108

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET (EXCLUDING GOODWILL)

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
France	15,838	15,520
United Kingdom	8,510	11,484
Poland	5,580	7,049
Spain	4,365	4,862
Rest of Europe	2,938	2,773
Rest of the world	3,754	2,819
Total Group	40,985	44,507

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Notes to the consolidated financial statements

Note 1

Description of business and basis of preparation of the consolidated financial statements

264

Note 2

Accounting policies

269

Note 3

Main acquisitions, disposals of companies and changes in scope of consolidation

282

Note 4

Revenues

285

Note 5

Operating income and expenses

285

Note 6

Impairment

287

Note 7

Gains and losses on disposals of assets

289

Note 8

Restructuring costs

290

Note 9

Finance costs, net

290

Note 10

Income tax

291

Note 11

Goodwill

294

Note 12

Other intangible assets

294

Note 13

Property, plant and equipment

296

Note 14

Interests in associates

297

Note 15

Assets available for sale

299

Note 16

Inventories

299

Note 17

Loans and receivables

300

Note 18

Financial assets at fair value through profit or loss

301

Note 19

Other assets and prepaid expenses

302

Note 20

Equity

303

Note 21

Financial liabilities and net financial debt

306

Note 22

Derivative instruments

313

Note 23

Employee benefits

315

Note 24

Provisions

321

Note 25

Other liabilities and deferred income

323

Note 26

Other information relating to share-based payment and similar compensation

323

Note 27

Other information on exposure to market risks and financial instruments

327

Note 28

Other information on the fair value of financial assets and liabilities

334

Note 29

Off-balance sheet commitments and contractual obligations

335

Note 30

Litigation

340

Note 31

Related-party transactions

345

Note 32

Subsequent events

347

Note 33

Fees paid to statutory auditors

347

Note 34

Scope of consolidation

348

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Note 1     Description of business and basis of preparation of the consolidated financial statements

1.1  Description of business

The France Telecom Group provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

1.2  Basis of preparation of 2008 consolidated financial statements

The consolidated financial statements (“the financial statements”) were approved by the Board of Directors at its meeting of March 3, 2009.

In accordance with European regulation n° 1606/2002 dated July 19, 2002, the 2008 consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the European Union. Comparative figures are presented for 2007 compiled using the same basis of preparation.

On the reported periods, the accounting standards and interpretations endorsed by the European Union and compulsory as of December 31, 2008 are similar to the compulsory standards and interpretations published by the International Accounting Standards Board (IASB) with the exception of the IAS 39 standard, only partially endorsed by the European Union, which has no effect on Group accounts. Consequently, Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

The principles applied to prepare financial data relating to the financial year 2008 are based on:

•

all standards endorsed by the European Union and interpretations compulsory as of December 31, 2008 and any IFRS standards and interpretations with early application. New standards and interpretations applied by the Group in 2008 are:

Standard/Interpretation		Consequences for the Group
Amendments to IAS 39 and IFRS 7	Reclassification of Financial Assets	These amendments, designed for special situations, allow for the reclassification of some financial assets.The Group did not elect to reclassify any financial assets.
IFRIC 12	Service Concession Arrangements	The application of this interpretation has no effect on the reported financial statements.
IFRIC 13	Customer Loyalty Programs

Loyalty programs consist of granting future benefits to customers (such as call credit and product discounts…).

IFRIC 13 changes the accounting treatment for loyalty programs applied by the Group until December 31, 2007, based on the French GAAP opinion 2004-E of CNC’s Comité d’Urgence (Emerging Issues Accounting Committee).

According to IFRIC 13, loyalty programs should be valued at their fair value which is defined as the excess price over the sales incentive that would be granted to any new customer. Loyalty programs were formerly only valued on the basis of sales incentive granted to a loyal customer.

First-time application of IFRIC 13 is accounted for as a change in accounting policy in accordance with IAS 8. It has no effect on the consolidated net income and its main consequence is a decrease in the amount of deferred income relating to loyalty programs awarded.

The accounting consequences of IFRIC 13 change in accounting policy are:

(in millions of euros)	December 31, 2007
	Published	IFRIC 13 impact	Restated
Revenues	52,959	-	52,959
Consolidated net income	6,819	-	6,819
Retained earnings	2,334	198	2,532
Total equity	34,325	198	34,523
Deferred tax liabilities	1,440	99	1,539
Current provisions	1,599	(7)	1,592
Deferred income	3,275	(290)	2,985

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•

the recognition and measurement options proposed by the IFRS standards:

Standard		Option used
IAS 2	Inventories	Recognition of inventories at their original cost determined by the weighted average unit cost method
IAS 16	Property, Plant and Equipment	Measurement at amortized historical cost
IAS 19	Employee Benefits	Recognition of actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method
IAS 23	Borrowing Costs	Recognition as interest expense incurred during the construction and acquisition period of property, plant and equipment and intangible assets
IAS 31	Interests in Joint Ventures	Accounting for using the proportionate consolidation method
IAS 38	Intangible Assets	Measurement at amortized historical cost

•

the available exemptions regarding the retrospective application of IFRSs at the international transition date (January 1, 2004 for the France Telecom Group) hereafter summarized:

Standard		IFRS 1 option used
IFRS 2	Share-based Payment	Retrospective application of provisions of IFRS 2 to equity-settled and cash-settled plans, including those implemented prior to November 7, 2002
IFRS 3	Business Combinations

Non-application of the provisions of this standard for business combinations prior to the transition date.

Acquisition of minority interests accounted for as goodwill for the difference between the acquisition cost and the minority interest share in the net equity, without any remeasurement of the assets and liabilities acquired

IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets

Measurement of property, plant and equipment and intangible assets at historical cost, except for certain real estate assets held by TP Group and certain items of property, plant and equipment owned by France Telecom S.A. which were remeasured at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996

IAS 19	Employee Benefits	Recognition of all actuarial gains and losses existing as of January 1, 2004 in equity
IAS 21	Effect of Changes in Foreign Exchange Rates	Transfer into retained earnings of all cumulative translation differences for all foreign operations at January 1, 2004
IAS 39	Financial Instruments

Reclassification of certain financial instruments recognized prior to January 1, 2004 as financial assets and liabilities at fair value through profit or loss or as assets available for sale.

Prospective application as of January 1, 2004 of the fair value option relating to initial recognition of certain financial assets and liabilities

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•

accounting positions adopted by the Group in accordance with paragraphs 10 to 12 of IAS 8 hereafter:

Topic	Note
Presentation of consolidated financial statements	2.1
Minority interests	2.4
Waste electrical and electronical equipment	2.18
Individual right to training for employees (Droit Individuel à la Formation (DIF))	2.19
Employee share offer	2.20

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•

present fairly the Group’s financial position, financial performance and cash flows;

•

reflect the economic substance of transactions;

•

are neutral;

•

are prepared on a prudent basis; and

•

are complete in all material respects.

1.3  Standards and interpretations compulsory after December 31, 2008 with no early application decided by the Group

France Telecom has not opted for early application of the following standards, amendments and interpretations published as at December 31, 2008 (already adopted or in the process of being adopted by the European Union).

• IFRS 8 et IAS 36 amendée par IFRS 8

Standard/Interpretation (application date for the Group)		Consequences for the Group
IFRS 8	Operating Segments (applicable for financial years beginning after January 1, 2009)

IFRS 8 supersedes IAS 14 “Segment reporting”. IFRS 8 provides for the reporting of data relating to the Group operating segments based on the internal reporting and used by the chief operating decision-maker (the Chief Executive Officer for the Group) in order to decide the allocation of resources and the assessment of the operating segments’ performance. IAS 14 required information on two levels: business segments and geographical segments.

In accordance with the strategy of convergence implemented by the NExT plan, the Group has adopted a new reporting based on its organization since January 1, 2009. The operating segments (or group of operating segments) are: enterprise services of Orange Business Services, telecommunications services (fixed-line, broadband and mobile) in France, Poland, United Kingdom, Spain, other countries, shared support services and Corporate services.

IAS 36 (amended by IFRS 8)	Impairment of Assets (applicable for financial years beginning after January 1, 2009)

The IFRS 8 requirement affect the structure of segment reporting and the levels of Cash-Generating Units (CGUs) retained to test the goodwill for impairment: IAS 36 amendment states that goodwill must be allocated to CGUs which are not larger than an operating segment.

This amendment is retrospective, which requires to identify the operating segments following the current internal reporting until December 31, 2008 in accordance with the IFRS 8 principles.

This will retrospectively increase impairment loss for:

•

goodwill relating to fixed-line and broadband businesses of TP amounting to circa 501 million euros as at January 1, 2007 (portion attributable to equity holders of France Telecom S.A.).

•

goodwill relating to fixed-line and broadband businesses of Jordan Telecom amounting to circa 47 million euros as at January 1, 2007 (portion attributable to equity holders of France Telecom S.A.).

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• Others

Standard/Interpretation (application date for the Group)		Consequences for the Group
IFRS 1 (revised in 2008)	First Time Adoption of IFRS (applicable for financial years beginning after January 1, 2009)	The Group, already applying IFRS, is not impacted by this revision.
IAS 1 (revised in 2007)	Presentation of Financial Statements (applicable for financial years beginning after January 1, 2009)

The application of this revision will be without effect on the Group financial position but will modify the presentation of its financial statements, including:

•

the statement of changes in equity will present only transactions between the shareholders, the other transactions being included in a comprehensive income statement;

•

all changes in assets and liabilities for a period will be presented in two statements: a separate income statement (components of profit or loss) and a statement of comprehensive income (components of other comprehensive income).

IAS 23 (revised in 2007)	Borrowing Costs (applicable to borrowing costs relating to qualifying assets for which the commencement for capitalization is on or after January 1, 2009)

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that asset which requires a substantial period of time to get ready for its intended use or sale, unlike what has been applied so far by the Group.

The network deployment mode – in the Group assessment – does not generally require a substantial period of time. Consequently, a limited number of assets should qualify for and the effects of this standard application is not expected to be material.

IFRS 3 and IAS 27 (revised in 2008)	Business Combinations and Consolidated and Separate Financial Statements (applicable to accounting for business combinations for which the acquisition date is on or after January 1, 2010)

Changes in a parent’s ownership interest in a subsidiary that do not result in a change of control will be accounted for as changes in equity. Moreover, the revised standard will allow for each takeover with interest ownership below 100% to account goodwill either on a 100% basis or on the acquired interest ownership basis (without any subsequent change in case of additional purchase of minority interests).

Acquisition related costs will be directly expensed.

Changes in a parent’s ownership interest resulting in a loss of control will lead to recognize investment retained in the former subsidiary at its fair value.

The Group will therefore change the accounting for its future business combinations and its future minority interest transactions.

Amendment to IFRS 2	Vesting Conditions and Cancellations (applicable for financial years beginning after January 1, 2009)

This amendment states that fair value of equity instruments awarded has to include all ancillary conditions for the acquisition of rights. Moreover, when one of the parties may elect not to fulfil one of these conditions, this choice has to be accounted for as a cancellation.

The application of this amendment will have no effect on the reported periods.

Amendment to IAS 32 and IAS 1	Puttable Financial Instruments and Obligations Arising on Liquidation (applicable for financial years beginning after January 1, 2009)

Puttable instruments and obligations arising on liquidation will be classified within equity and no longer within debt.

Firm or contingent commitments to purchase minority interests are not in the scope of this standard.

The Group does not hold such financial instruments at this date and is therefore not affected by this amendment.

Amendment to IFRS 1 and IAS 27	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (applicable for financial years beginning after January 1, 2009)	This amendment deals only with separate financial statements and not consolidated financial statements. It will consequently have no effect on the Group consolidated financial statements.
Improvements to IFRSs	Improvements to IFRSs (applicable for financial years beginning after January 1, 2009, except for IFRS 5 after January 1, 2010)	The impacts of this amendment are currently being analyzed.
Amendment to IAS 39	Eligible Hedged Items (applicable for financial years beginning after January 1, 2010)

This amendment states that the time value should not be considered in a hedging relationship and inflation can only be designated as a hedged item in certain conditions.

This amendment will have no effect on the Group financial statements.

IFRIC 15	Agreements for the Construction of Real Estate (applicable for financial years beginning after January 1, 2009)	Agreements in the scope of this interpretation dealing only with construction of real estate, this interpretation has no consequences for the Group.

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Standard/Interpretation (application date for the Group)		Consequences for the Group
IFRIC 16	Hedges of a Net Investment in a Foreign Operation (applicable for financial years beginning after January 1, 2009)

This interpretation clarifies some principles of net investment hedge:

•

the hedged item can only be an exchange difference between functional currencies, for an amount lower than the net investment carrying amount, and it can only be hedged once;

•

the hedging instrument may be held in any group entity except the foreign operation that itself is being hedged;

•

the profit or loss relating to the hedge and initially booked in equity has to be reclassified in profit or loss on the disposal of the net investment.

This interpretation will be without effect on the Group financial statements.

IFRIC 17	Distributions of Non-cash Assets to Owners (applicable for financial years beginning after January 1, 2010)

This interpretation deals with the accounting treatment for distributions of non-cash assets to owners (excluding distributions between entities under common control). It states the fair value of the distributed assets has to be recognized as debt when the decision to distribute is made and any difference with the net book value of the distributed assets has to be booked through profit or loss on distribution date.

The application of this interpretation is prospective.

1.4  Use of estimates

In preparing the Group financial statements, France Telecom’s management makes estimates, insofar as many elements included in the financial statements cannot be measured with precision. The management revises these estimates if the underlying circumstances evolve or in light of new information or experience. Consequently, estimates made at December 31, 2008 may subsequently be changed. The underlying assumptions used for significant estimates are described in the following notes.

Estimate		Nature of disclosure
Note 3	Main acquisitions and disposals of companies and changes in scope of consolidation	Where applicable, selection of the key measurement methods and assumptions used to identify intangible assets in business combinations Goodwill allocation to Cash-Generating Unit (CGU)
Note 4	Revenue

Allocation of each separable component of a packaged offer based on its relative fair value

Straight-line recognition of revenue relating to service access fees invoiced depending on the nature of product and historical contractual relationship

Reporting revenue on a net versus gross basis (analysis of Group’s involvement acting as principal versus agent)

Note 6	Impairment of assets

Impairment loss determination at the level of CGUs, intangible assets and property, plant and equipment not generating cash inflows that are largely independent of those from CGUs

Level of group of CGUs for goodwill impairment test

Key assumptions used to determine recoverable amounts: value in use (discount rate, perpetual growth rate, expected cash flows), market value (revenue and ebitda multiples for comparable companies or transactions, cash flows)

Assessment of economic and financial environment

Note 10	Income tax	Assumptions used for recognition of deferred tax assets and consequences of tax laws
Notes 12 and 13	Purchases of property, plant and equipment, intangible assets other than goodwill	Useful life of assets assessment
Note 23	Employee benefits	Discount rate, inflation rate, return rate on plan assets, salary increases
Note 24	Provisions	Provisions for termination benefits and restructuring: discount rate, plan success rate Provisions for claims and litigation: assumptions underlying risk assessment and measurement
Note 26	Share-based payments	Model, assumptions underlying the measurement of fair values: share price of underlying item on grant date, volatility
Note 28	Fair value	Models, selection of parameters

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Note 2     Accounting policies

This note describes the accounting policies applied to prepare the 2008 consolidated financial statements.

2.1  Presentation of the consolidated financial statements

Income statement

Expenses are presented in the income statement based on their nature.

Operating income corresponds to net income before:

•

financial income;

•

financial costs;

•

income taxes (current and deferred taxes);

•

net income of discontinued operations or operations held for sale.

The gain or loss of discontinued operations or non-current assets held for sale is reported on a separate line in the income statement.

Balance sheet

Current and non-current items are presented separately on the balance sheet: assets and liabilities with a term of no more than twelve months are classified as current; whereas, assets and liabilities with a term of more than twelve months are classified as non-current.

Assets and liabilities held for sale are reported on a separate line under non current items in the consolidated balance sheet.

Statement of cash flows

The statement of cash flows is reported using the indirect method from the consolidated net income and is broken down into three categories:

•

cash flows arising from operating activities;

•

cash flows arising from investing activities;

•

cash flows arising from financing activities.

Financial interests and income tax are included in the cash flows arising from operating activities.

On acquisition date, a finance lease has no effect on cash flows since the transaction is non-monetary. Besides, lease payments over the financing period are broken down between interest (cash flows from operating activities) and reimbursement of principal amount (cash flows arising from financing activities).

Segment reporting

France Telecom Group’s management structure is based on: (i) business lines (Home, Personal, Enterprise) and (ii) management teams integrated at the country level. Consequently, and in accordance with IAS 14 “Segment Reporting”, the Group has defined the following three business segments as its basis for primary segment reporting:

•

Personal Communication Services (PCS), covering the mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. This segment includes all the Orange subsidiaries, as well as the mobile telephony business of FT España in Spain, TP Group (with its subsidiary PTK Centertel) in Poland, and that of other foreign companies in the Group;

•

Home Communication Services (HCS), covering fixed telecommunications services activities (fixed telephony, internet services, and services to operators) in France, Poland and the rest of the world, as well as revenues from distribution and from the support functions provided to other segments of The France Telecom Group;

•

Enterprise Communication Services (ECS), covering business communications solutions and services in France and worldwide.

Each of the segments defined by the Group has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of the service user’s gross operating margin. The cost of shared resources supplied may be affected by changes in regulations and may therefore have an impact on the segment results disclosed from one year to another.

Gross operating margin (GOM) is one of the key measures used by France Telecom internally to i) manage and assess the results of its business segments, ii) make decisions with respect to investments and allocation of resources, and iii) assess the performance of the Group executive management. France Telecom’s management believes that GOM is meaningful for investors because it provides an analysis of its operating results and segment profitability using the same measure used by management. As a consequence and in accordance with IAS 14, paragraph 46, GOM is presented in the analysis by business segment.

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GOM is not an explicit measure of financial performance measure under IFRS and may not be comparable to other similarly titled measures for other companies. GOM is disclosed as additional information only and should not be considered as an alternative to operating income or an alternative to cash flows from operating activities as a measure of liquidity. GOM corresponds to operating income before employee profit sharing, share-based compensation, depreciation and amortization expense, impairment of goodwill and other non-current assets, gains and losses on disposal of assets, restructuring costs and share of profits (losses) of associates.

GOM is calculated by excluding:

•

employee profit sharing and share-based compensation expenses because such expenses are mainly based on either mandatory statutory requirements or depend mainly on the sale of shares by the French State and various shareholders decisions;

•

depreciation and amortization because such expenses reflect the impact of generally long-term capital investments that cannot be significantly influenced by management in the short-term; and

•

impairment charges, restructuring costs and gain and losses on disposals of assets because these elements can be both infrequent and material and are by their nature unpredictable in their amount and/or their frequency.

Segment results correspond to operating income, excluding gains and losses on disposals of assets not directly related to the segment concerned.

The Group has six geographic segments, including four main geographic markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

2.2  Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share for continuing operations and discontinued operations. Basic earnings per share are calculated by dividing net income for the year attributable to the equity holders outstanding during the year. Diluted earnings per share are calculated based on earnings per share attributable to the equity holders of France Telecom S.A., adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding during the period. When earnings per share are negative, diluted earnings per share are identical to basic earnings per share. In the event of an issuance of shares at a price lower than the market price, and in order to ensure comparability of earnings per share information, the weighted average numbers of shares outstanding from current and previous periods are adjusted. Treasury shares deducted from consolidated equity are not taken into account in the calculation of basic or diluted earnings per share.

2.3  Consolidation rules

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated. Control is deemed to exist when the Group owns more than 50% of the voting rights of an entity or has power:

•

over more than one half of the voting rights of the other entity by virtue of an agreement;

•

to govern the financial and operating policies of the other entity under a statute or agreement;

•

to appoint or remove the majority of the Members of the Board of Directors or equivalent governing body of the other entity; or

•

to cast the majority of votes at meetings of the Board of Directors or equivalent governing body of the other entity.

Companies that are controlled jointly by France Telecom and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully consolidated subsidiaries that are not wholly owned, indirect minority interests in these subsidiaries are recognized separately in the France Telecom consolidated financial statements.

Companies over which France Telecom exercises significant influence (generally corresponding to an ownership interest of 20% to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the balance sheet date.

Material intragroup transactions and balances are eliminated in consolidation.

2.4  Minority interests

Accounting for acquisition of minority interests is not addressed by IFRSs. The Group has therefore applied French GAAP accounting treatment, which consists in recognizing goodwill as the difference between the acquisition cost of minority interests and the minority interest share in the net equity, without any purchase price allocation.

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Transfer of consolidated shares within the Group resulting in changes in ownership interest

IFRSs do not address the accounting treatment for the transfer of consolidated shares within the Group resulting in changes in ownership interest. The Group applies the following accounting policy:

•

the transferred shares are maintained at historical cost and the gain or loss on the transfer is fully eliminated in the accounts of the acquiring entities;

•

the minority interests are adjusted to reflect the change in their share in the equity against Group retained earnings, with no impact on profit and loss and equity.

Acquisition of minority interests in exchange for shares in a consolidated entity

IFRSs do not address the accounting treatment for the transfer by minority shareholders of their interests in a consolidated entity of the Group in exchange for shares of another consolidated entity of the Group, nor do they address the accounting treatment of the resulting decrease in ownership interest. The Group has therefore considered the transfer by the minority shareholders as an acquisition of minority interests and the decrease in ownership interest as a disposal, for which the corresponding net gain or loss is recognized in income as incurred.

Commitments to purchase minority interests (put options)

Given the current status of IAS 27 “Consolidated and Separate Financial Statements” and IAS 32 “Financial Instruments: Disclosure and Presentation”, firm or contingent commitments to purchase minority interests are recognized as a financial debt. In the absence of any guidance on this issue from the International Financial Reporting Interpretations Committee (IFRIC), the Group has opted to book the financial debt against a reduction in minority interests within equity.

Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders’ equity attributable to the equity holders of France Telecom S.A.. The fair value of commitments to purchase minority interests is revised at each balance sheet date and the corresponding debt is adjusted with a contra-entry to financial income or expense.

2.5  Effect of changes in foreign exchange rates

Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro or the currency of a hyperinflationary economy are translated into euros (France Telecom’s presentation currency) as follows:

•

assets and liabilities are translated at the year-end rate;

•

items in the statement of income are translated at the average rate for the year;

•

the translation adjustment resulting from the use of these different rates is included as a separate component of shareholders’ equity.

Transactions in foreign currencies

Transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the year-end exchange rate and the resulting translation differences are recorded in the income statement:

•

in operating income for commercial transactions;

•

in financial income or finance costs for financial transactions.

Both for transactions qualifying for hedge accounting and for economic hedge, change in fair value currency derivatives that can be attributed to changes in exchange rate is accounted for under operating income when the underlying hedged item is a financial transaction and under financial income when the underlying hedged item is a receivable or a financial debt. For cash flow hedge of a highly probable forecast transaction, it is booked in equity and reclassified in profit or loss following the preceding method when the hedged item affects profit or loss.

The foreign exchange risk arising on the net operating cash flows, less purchases of property, plant and equipment and intangible assets and proceeds from sales of property, plant and equipment and intangible assets of some entities, may be hedged by the Group. The impact of this hedge is recorded in the operating income.

2.6  Revenues

Revenues from France Telecom activities are recognized and presented as follows, in accordance with IAS 18 “Revenue”:

Separable components of packaged and bundled offers

Numerous service offers on the Group’s main markets include two components: an equipment (e.g. a mobile handset) and a service (e.g. a talk plan). For the sale of multiple products or services, the Group evaluates all deliverables in the arrangement to determine whether they represent separate units of accounting. A delivered item is considered a separate unit of accounting if (i) it has value to the customer on a standalone basis and (ii) there is objective and reliable evidence of the fair value of the undelivered item(s).

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The total fixed or determinable amount of the arrangement is allocated to the separate units of accounting based on their relative fair value. However, when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non contingent amount. The case arises in the mobile business for sales of bundled offers including a handset and a telecommunications service contract. The handset is considered to have value on a standalone basis to the customer, and there is objective and reliable evidence of fair value for the telecommunications service to be delivered. As the amount allocable to the handset generally exceeds the amount received from the customer at the date the handset is delivered, revenue recognized for the handset sale is generally limited to the amount of the arrangement that is not contingent upon the rendering of telecommunication services, i.e. the amount paid by the customer for the handset.

For offers that cannot be separated in identifiable components, revenues are recognized in full over the life of the contract. The main example is connection to the service: this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When an equipment – associated to the subscription of telecommunication services - is sold by a third-party retailer who purchases it from the Group and receives a commission for signing up the customer, the related revenue is:

•

recognized when the equipment is sold to the end-customer;

•

assessed taking into account the Group’s best estimate of the retail price, taking account of any subsidies granted to the retailer at the time of the sale and passed on to the end-customer in the form of a rebate on the equipment.

Equipment rentals

In accordance with IFRIC 4 “Determining Whether an Arrangement Contains a Lease”, equipment for which a right of use is granted is analyzed in accordance with IAS 17 “Leases”.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Content sales

The accounting for revenue sharing arrangements and supply depends on the analysis of the facts and circumstances surrounding these transactions. To determine if the revenue must be recognized on a gross or a net basis, an analysis is performed using the following criteria:

•

the Group is the primary obligor of the arrangement;

•

the Group bears inventory risk;

•

the Group has a reasonable latitude in establishing price with the customer for the service;

•

the Group has discretion in supplier selection;

•

the Group is involved in the determination of service specifications; and

•

the Group bears the credit risk.

Therefore, revenue-sharing arrangements (Audiotel, premium rate number, special numbers, etc.) are recognized:

•

gross when the Group has a reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer; and

•

net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers.

Similarly, revenues from the sale or supply of content (audio, video, games, etc.) via the Group’s various communications systems (mobile, PC, TV, fixed line, etc.) are recognized:

•

gross when the Group is deemed to be the primary obligor in the transaction with respect to the end-customer (i.e. when the customer has no specific recourse against the content provider), when the Group bears the inventory risk and has a reasonable latitude in the selection of content providers and in setting prices charged to the end-customer; and

•

net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers.

Service revenues

Revenues from telephone service and Internet access subscription fees as well as those from the wholesale of access are recognized in revenue on a straight-line basis over the subscription period.

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Revenues from charges for incoming and outgoing telephone calls as well as those from the wholesale of traffic are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables as well as those from local loop unbundling are recognized on a straight-line basis over the life of the contract.

Revenues from Internet advertising are recognized over the period during which the advertisement appears.

Customized contracts

France Telecom offers customized solutions in particular to its business customers. The related contracts are analyzed as multiple-element transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Telecom under these contracts are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue generated under the contract is spread over the fixed, non-cancellable period.

Penalties

All the Group’s commercial contracts contain service level commitments (delivery time, service reinstatement time). These service level agreements cover commitments given by France Telecom on the order process, the delivery process, and after sales services.

If the Group fails to comply with one of these commitments, it pays compensation to the end-customer, usually in the form of a price reduction which is deducted from revenues. Such penalties are recorded when it becomes probable that they will due based on the non-achievement of contractual terms.

2.7  Subscriber acquisition and retention costs, loyalty programs and advertising and related cost

Subscriber acquisition and retention costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense for the period in which they are incurred, that is to say on acquisition or renewal. In some cases, contractual clauses with retailers provide for a profit-sharing based on the recognized and paid revenue: this profit-sharing is expensed when the revenue is recognized.

Loyalty programs

Points awarded to customers are treated as a separable component to be delivered of the transaction that triggered the acquisition of points. Part of the invoiced revenue is allocated to these points based on their fair value taking into account an estimated utilization rate, and deferred until the date on which the points are definitively converted into benefits. Fair value is defined as the excess price over the sales incentive that would be granted to any new customer. This principle is applied for both types of loyalty programs that exist within the Group, those with and those without a contractual renewal obligation.

Advertising and related costs

Advertising, promotion, sponsoring, communication and brand marketing costs are expensed as incurred.

2.8  Borrowing costs

The Group does not capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets.

2.9  Share issuance costs

External costs directly related to share issues are deducted from the related premium (net of any tax savings). Other costs are expenses as incurred.

2.10  Goodwill

Goodwill represents the excess of the purchase price of shares in consolidated companies, including transaction expenses, over the Group’s corresponding equity in the fair value of the underlying net assets at the date of acquisition. When full control is acquired, goodwill is deemed equal to fair value as established by reference to the market value of the underlying shares, or in the absence of an active market, by using generally accepted valuation methods such as those based on revenues or costs. Assets and liabilities acquired are not remeasured at fair value after an additional purchase when control has already been obtained.

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Impairment test and Cash-Generating Units (CGUs)

A CGU is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is not amortized but tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 “Impairment of Assets” requires these tests to be performed at the level of each CGU or groups of CGUs likely to benefit from acquisition-related synergies, within a business or geographical segment. This allocation is reviewed if the Group changes the level at which it monitors return on investment for goodwill testing purposes.

Impairment loss for goodwill is recorded in the income statement as a deduction from operating income and is never reversed subsequently.

Recoverable amount

To determine whether an impairment loss should be recognized, the carrying value of the assets and liabilities of the CGUs or groups of CGUs is compared to their recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined, on November 30, on the basis of available market information including: (i) the discounted present value of future cash flows over a five-year period, plus a terminal value, (ii) revenue and EBITDA multiples for comparable companies adjusted for a control premium, and (iii) revenue and EBITDA for comparable transactions.

Value in use is the present value of the future cash flows expected to be derived from the CGUs or groups of CGUs. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions drawn up by France Telecom management, as follows:

•

cash flow projections are based on three to five-year business plans;

•

cash flow projections beyond that timeframe are extrapolated by applying a declining or flat growth rate over the next two years (for some CGUs), followed by a growth rate to perpetuity reflecting the expected long-term growth in the market;

•

the cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Net book value of CGUs and group of CGUs

Net book values of CGUs and groups of CGUs tested include goodwill, intangible assets with indefinite useful life arising from business combinations (except for the Orange trademark which is tested separately) and assets with finite useful life (property, plant and equipment, intangible assets and net working capital). Net book values are disclosed at the level of the CGUs and groups of CGUs, i.e. including accounting items related to transactions with other CGUs and groups of CGUs.

2.11  Intangible assets

Intangible assets, consisting mainly of trademarks, subscriber bases, licenses, content rights, indefeasible rights of use, patents, development costs and software, are booked at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market value. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally generated trademarks and subscriber bases are not recognized as assets.

Trademarks

Trademarks having an indefinite useful life, such as the Orange trademark, are not amortized but tested for impairment at least annually. Finite-lived trademarks are amortized over their expected useful life.

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at between 3 and 7 years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The right to operate a mobile network is recorded in an amount corresponding to the fixed portion of the royalties due when the license was granted. The variable user fee (in France corresponding to 1% of qualifying revenues generated by the second and third generation network) is expensed as incurred.

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Content rights

Library features and distribution rights are recognized at their acquisition cost as intangible assets when the content has been accepted technically and the rights have become valid.

Film co-production rights are accounted for based on the stage of completion of the film.
Content rights are amortized using the film forecast method (i.e. based upon the proportion of the film’s revenues recognized for the period to the film’s total estimated revenues).

Firm purchase commitments relating to content rights are recorded as off-balance sheet items, less any prepayments made, which are recognized as prepaid expenses.

Indefeasible Rights of Use

Indefeasible Rights of Use (IRUs) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed 20 years.

Software and research and development costs

The Group’s research and development projects mainly concern:

•

upgrading the network architecture or functionality;

•

developing service platforms aimed at offering new services to the Group’s customers.

These projects generally give rise to the development of software that does not form an integral part of the network’s tangible assets within the meaning of IAS 38.

Development costs are recognized as intangible assets when the following conditions are met:

•

the intention to complete the intangible asset and use or sell it and the ability of adequate technical and financial resources for this purpose;

•

the probability for the intangible asset to generate future economic benefits for the Group; and

•

the reliable measurement of the expenditure attributable to the intangible asset during its development.

Research costs and development costs not fulfilling the above criteria are expensed as incurred.

Capitalized development costs are presented in the same way as software on the “other intangible assets” line. They are amortized on a straight-line basis over their expected useful life generally not exceeding 3 years.

Software is amortized on a straight-line basis over its expected useful life which does not exceed 5 years.

Other development costs

Website development costs are capitalized when all of the following conditions are met:

•

it is probable that the website will be successfully developed, the Group has adequate resources (technical, financial and other) and has the intention of and the ability to complete the site and use or sell it;

•

the website will generate future economic benefits;

•

the Group has the ability to reliably measure the expenditure attributable to the website during its development.

Expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits provided it can be reliably estimated and attributed to the website.

2.12  Property, plant and equipment

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by the Group.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

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The total cost of an asset is allocated among its different components and each component is accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to France Telecom are recorded as assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to France Telecom when:

•

the lease transfers ownership of the asset to the lessee by the end of the lease term;

•

the Group has the option to purchase the asset at a price that is expected to be sufficiently lower than fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised;

•

the lease term is for the major part of the estimated economic life of the leased asset;

•

at the inception of the lease, the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Most of these agreements relate to network buildings.

Assets leased by France Telecom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Satellite capacity

Contracts relating to satellite capacity have been reviewed in light of the criteria set out in IFRIC 4. As no specific assets have been identified, these contracts have been classified as services.

Government grants

France Telecom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local and regional authorities. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the related asset’s expected future economic benefits are consumed.

Depreciation

Property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed. Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network Equipment	5 to 10 years
Cables and civil works	15 to 30 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

2.13  Impairment of non-current assets other than goodwill and trademarks

In the case of a decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized.

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use, assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions.

The impairment loss recognized is equal to the difference between the net book value and the recoverable amount.

Given the nature of its assets and activities, most of France Telecom’s individual assets do not generate independent cash flows that are independent of those from CGUs. The recoverable amount is then determined at the level of the CGU to which the asset belongs, except where:

•

the fair value less costs to sell of the individual asset is higher than its book value; or

•

the value in use of the asset can be estimated as being close to its fair value less costs to sell, where fair value can be reliably determined.

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2.14  Interests in associates

The carrying amount of investment in associates corresponds to the initial cost increased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. In case of losses and after the carrying amount of investment is reduced to zero, the Group ceases to recognize the additional share of losses since it is not committed beyond its investment.

An impairment test is performed when there is objective evidence of impairment, as for instance a decrease in quoted price when the investee is listed, significant financial difficulty of the investee, observable data indicating that there is a measurable decrease in the estimated future cash flows, information about significant changes with an adverse effect over the investee.

An impairment loss is recorded when the recoverable amount becomes lower to the carrying amount, recoverable amount being the higher of value in use and fair value less costs to sell (See Note 2.10). Impairment loss can be reversed when the recoverable amount exceeds the carrying amount again.

2.15  Financial assets and liabilities

Financial assets and liabilities are recognized initially at fair value. They are subsequently measured either at fair value or amortized cost using the effective interest method, in accordance with the IAS 39 category they belong to.

The effective interest rate is the rate that discounts estimated future cash payments through the expected contractual term, or the most probable expected term of the financial instrument, to the net carrying amount of the financial liability. This calculation includes all fees and points paid or received between parties to the contract.

Recognition and measurement of financial assets

France Telecom does hold any financial assets qualifying as held-to-maturity assets.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies, marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets, and certain assets related to in-substance defeasance transactions and cross-border leases (Qualified Technological Equipment (QTE) leases). They are recognized and subsequently measured at fair value. Fair value corresponds to quoted price for listed securities or, for non-listed securities, a valuation technique determined according to the most appropriate financial criteria in each case (comparable transactions, multiples for comparable companies, discounted present value of future cash flows).

Temporary changes in value are booked as “Gains (losses) on financial assets available-for-sale” within equity.

When there is an objective evidence that available-for-sale assets are impaired, the cumulative impairment loss included in equity is reclassified from equity to income.

Loans and receivables

This category mainly includes trade receivables, cash, some cash collateral, as well as other loans and receivables. These instruments are recognized at fair value upon origination and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at original invoice amount unless there is significant impact resulting from the application of an implicit interest rate.

If there is any objective evidence of impairment of these assets, the value of the asset is reviewed at each balance sheet date. An impairment is recognized in the income statement when the financial asset carrying amount is higher than its recoverable amount.

Impairment of trade receivables is based on two methods:

•

a statistical method: it is based on historical losses and leads to a separate impairment rate for each ageing balance category. This analysis is performed over an homogenous group of receivables, with similar credit characteristics because they belong to a customer category (mass-market, small offices and home offices). This method is used for Home and Personal Communication Services;

•

a stand-alone method: the assessment of impairment probability and its amount are based on a set of relevant factors (ageing of late payment, other balance sheet positions with the counterpart, rating from independent agencies, geographical area). This method is used for carriers and operators (domestic and international, local, regional and national authorities) and for large accounts of Enterprise Communication Services.

Impairment losses identified for a group of receivables represent the intermediate step preceding impairment identification for individual receivable. When information is available (clients in bankruptcy or subject to equivalent judicial proceedings), these receivables are then excluded from the statistic database and individually impaired.

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Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are:

•

assets held for trading that the Group acquired principally for the purpose of selling them in the near term;

•

assets that form a part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking;

•

derivative assets not qualifying for hedge accounting;

•

assets voluntarily classified at inception in this category because:

•

this classification allows to eliminate or significantly reduce a measurement or recognition inconsistency regarding recognition of assets or liabilities linked together, that would otherwise be assessed differently (for instance, a financial asset measured at fair value, linked to a financial liability measured at amortized cost),

•

a group of financial assets, financial liabilities or both is managed and its performance is valued on a fair value basis, in accordance with a documented risk management or investment strategy, and information about this group of financial instruments is provided internally on that basis to the Group’s key management personnel,

•

the entity decides not to separate from the host contract a separable embedded derivative. It should then assess the entire hybrid instrument at its fair value.

France Telecom can designate as at fair value at inception cash and cash equivalents with high liquidity and low volatility investments such as negotiable debt securities, deposits, mutual funds (OPCVM). These investments can be classified as cash equivalent on the balance sheet if they meet the conditions required by the French Securities Regulator (AMF) (assets easily convertible into a determined cash amount and subject to a remote risk of change in value).

Recognition and measurement of financial liabilities

Financial liabilities at amortized cost

With the exception of financial liabilities at fair value, borrowings and other financial liabilities are recognized upon origination at fair value of the sums paid or received in exchange for the liability, and subsequently measured at amortized cost using the effective interest method. Interest-free payables are booked at their nominal value.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. The costs are subsequently amortized over the life of the debt, by the effective interest method.

Within France Telecom Group, some financial liabilities at amortized cost, including borrowings, are subject to hedge accounting. It relates mostly to fix rate borrowings hedged against changes in interest rate and currency value (fair value hedge) and to foreign currency borrowings in order to hedge to future cash flows against changes in currency value (cash flow hedge).

Compound instruments

Certain financial instruments comprise both a liability component and an equity component. For the France Telecom Group, they comprise perpetual bonds redeemable for shares (TDIRA) and bonds convertible into or exchangeable for new or existing shares (OCEANE).

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned to the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

The equity component determined at initial recognition is not subsequently remeasured.

Financial liabilities at fair value through profit or loss

The abovementioned comments relating to financial assets at fair value through profit or loss are applicable to the financial liabilities of identical nature.

Recognition and measurement of derivative instruments

Derivative instruments are measured at fair value in the balance sheet and presented according to their maturity date, whether or not they qualify for hedge accounting under IAS 39.

Derivatives are classified as financial assets or liabilities through profit or loss or as a separate line item on the face of the balance sheet when they qualify for hedge accounting.

Hedge accounting is applicable when:

•

at the inception of the hedge, there is a formal designation and documentation of the hedging relationship;

•

at the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125%).

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Hedge accounting can be done in three different ways:

•

the fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability (or an identified portion of the asset or liability) that are attributable to a particular interest rate and/or currency risk and could affect profit or loss;

Hedged portion of these items is remeasured at fair value. Change in this fair value is booked in profit or loss and balanced by the symmetrical changes in the hedging financial instruments fair value up to the limit of the hedge effectiveness;

•

the cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular interest rate and/or currency risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

The hedged item being not recognized, the effective portion of change in fair value of the hedging instrument is booked in equity. The amounts recorded in equity are reclassified in profit or loss when the hedged item affects the profit or loss;

•

the net investment hedge is a hedge of the exposure to changes in values attributable to exchange risk of a net investment in a foreign operation and could affect profit or loss on the disposal of the foreign operation.

The effective portion of the net investment hedge is recorded in equity. The amounts booked in equity are reclassified in profit or loss on the disposal of the net investment.

Hedge accounting can be terminated in the following circumstances:

•

hedged item derecognition: amounts booked in equity are reclassified in profit or loss;

•

voluntary revocation: amounts booked in equity are reclassified in profit or loss on a straight-line basis over the residual term of the underlying item.

In both cases, subsequent changes in value are recorded in profit or loss.

2.16  Broadcasting rights and equipment inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realizable value, taking into account expected revenues from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

Film or sports broadcasting rights are recognized on the balance sheet when they are available for exhibition and expensed when broadcast.

2.17  Deferred taxes

Deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, using the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

•

the Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•

it is probable that the temporary difference will not reverse in the foreseeable future.

Accordingly, for fully and proportionally consolidated companies, a deferred tax liability is only recognized in the amount of the taxes payable on planned dividend distributions by these companies.

Deferred tax assets and liabilities are not discounted.

At each period end, France Telecom reviews the recoverable amount of the deferred tax assets carried by certain tax entities with significant tax loss carryforwards.

Deferred tax assets arising on these tax losses are not recognized under certain circumstances specific to each company/tax consolidation group concerned, and particularly where:

•

entities cannot assess the probability of the tax loss carryforwards being set off against future taxable profits, due to forecasts horizon and uncertainties as to the economic environment;

•

entities have not yet begun to use the tax loss carryforwards;

•

entities do not expect to use the losses within the timeframe allowed by tax regulations;

•

tax losses are uncertain to be used due to risks of differing interpretations with regard to the application of tax legislation.

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2.18  Provisions

A provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies creating a valid expectation on the part of other parties that the Group will discharge certain responsibilities.

The estimate of the amount of the provision corresponds to the expenditure likely to be incurred by the Group to settle its obligation. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded and the obligation is deemed to be a contingent liability.

Contingent liabilities are disclosed in the notes to the financial statements. They correspond to:

•

probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control; or

•

present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

Restructuring

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan, prior to the balance sheet date.

Provisions for dismantling and restoring sites

The Group is required to dismantle equipment and restore sites. The provision is based on the best estimate of the amount required to settle the obligation. It is discounted by applying a discount rate that reflects the passage of time, based on market yields on high quality corporate bonds (or on government bonds when no corporate bond). This estimate is yearly revised and adjusted where appropriate against the asset to which it relates.

Provisions for the treatment of Waste Electrical and Electronic Equipment

European Directive 2002/96/EC as amended by Directive 2003/108/EC distinguishes the waste of electrical and electronic equipment between the users (private households or professional) and between the responsibility of the market participants before and after August 13, 2005. The Group believes that its obligations principally involve equipment used for its own needs (network equipment, information systems equipment, etc.). In accordance with this Directive, the France Telecom Group has adopted the following principles:

•

obligations relating to collection, treatment and recovery of waste electrical and electronic equipment related to the professional use and produced before August 13, 2005 are accrued for. The related liability is booked against the recognition of a tangible asset and is valued using an estimated volume to be recycled and an average cost per ton, and discounted as it will be settled at a future date;

•

obligations relating to waste of electrical and electronic equipment related to the private households use before August 13, 2005, as well as those related to waste of electrical and electronic equipment attached to private households and professional use after August 13, 2005 have been considered as immaterial by the Group and have not therefore been accrued for.

2.19  Employee benefits

Post-employment benefits and other long-term benefits

Depending on the laws and practices in force in the countries where it operates, the Group has obligations in terms of employee benefits, among others:

•

civil servant’s pension plans in France: civil servants employed by France Telecom are covered by the government-sponsored civil and military pension plans, France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plans covering its own civil servant employees or any other civil service plans;

•

retirement bonuses and other similar benefits: under the laws of some countries, employees are entitled to certain lump-sum payments or bonuses either on retirement or subsequent to retirement, depending on their years of service and end-of-career salary;

•

benefits other than pensions: France Telecom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare.

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These employee benefits are granted through:

•

defined contribution plans: the contributions payable are expensed when service is rendered; or

•

defined benefit plans: obligations under these plans are measured using the projected unit credit method:

•

their calculation is based on demographic (staff turnover, mortality, …) and financial assumptions (salary increase, inflation rate, etc.) defined at the level of each entity concerned and is discounted,

•

the discount rate is defined by country or geographical area and by reference to market yields on high quality corporate bonds (or government bonds where no active market exists),

•

actuarial gains and losses on defined benefit plans are booked in profit or loss using the corridor method (recognition of a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation; and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan), contrary to those relating to other long-term benefits (seniority awards, long-term compensated absences, etc.) which are booked in profit and loss when they are incurred,

•

the Group’s defined benefit plans are generally not financed. In the rare cases where they are, hedging assets are measured at their fair value. Most of these assets being listed securities, fair value is determined by reference to quoted price.

Termination benefits

France Telecom set up an early retirement plan for civil servants and contract-based employees in France from 1996 to 2006. These employees receive 70% of their salary between the age of 55 and 60. This benefit is accounted for in the same way as lump-sum benefits payable on termination of service: a provision is recognized for the obligation.

Any other termination benefits are also covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

Individual training rights for employees (Droit Individuel à la Formation - DIF)

The Group has applied French GAAP (opinion 2004-F of CNC’s Comité d’urgence (Emerging Accounting Issues Committee) to account for employees’ statutory training rights. Any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is disclosed.

In the limited number of cases (request for individual training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

2.20  Share-based compensation

The fair value of stock-options, employee shareholding plans and bonus shares concerning the shares of France Telecom or its subsidiaries is determined on the grant date.

The Group assumes that the grant date is the date when the main terms of the offer are announced to the employees, in accordance with the CNC communication dated December 21, 2004 on employee share ownership plans (Plans d’Epargne Entreprise - PEE).

If applicable, a non-transferability discount is estimated by valuing the cost of a hedging strategy combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings, using a valuation model based on market data.

Employee shareholding plan

Following the sale by the State of a portion of France Telecom’s capital, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

Compensation cost is estimated based on fair value at grant date of the shares awarded. As no vesting period applies, the amount is expensed directly against equity.

Other share-based payments

The fair value of stock-options and bonus shares is generally determined by reference to the exercise price, the life of the option, the current price of the underlying shares at the grant date, the expected share price volatility, expected dividends and the risk-free interest rate over the options’ life. Vesting conditions other than market conditions are not part of the fair value assessment but of the grant assumptions.

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The amount so determined is recognized in labour expenses on a straight-line basis over the vesting period against:

•

employee benefit liabilities for cash-settled plans, revalued against profit or loss at each year-end; and

•

equity for equity-settled plans.

2.21  Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

Note 3     Main acquisitions, disposals of companies and changes in scope of consolidation

Year ended December 31, 2008

Main acquisitions

FT España

During 2008, through successive purchases, France Telecom acquired an additional 2.3% stake in FT España from the minority shareholders for a total of 169 million euros, thereby increasing its shareholding to 81.6%.

Orange Uganda

On October 17, 2008, France Telecom and Hits Telecom Uganda created Orange Uganda Limited to provide telecommunication services in Uganda under the Orange brand. France Telecom paid a total cash consideration of 95 million US dollars (71 million euros). Of this, 50 million US dollars (40 million euros) was paid on December 31, 2008 and the balance is payable in 2009. Hits Telecom Uganda transferred its license and its main telecom assets.

France Telecom controls Orange Uganda Limited with a 53% ownership interest. No goodwill was recognized on this transaction since Orange Uganda Limited is a new entity and the transfer of assets were made at fair value.

Compagnie Européenne de Téléphonie (CET)

On January 15, 2008, France Telecom subscribed to CET group’s increase in capital (CET owns Photo Station and Photo Service), in consideration for 35% of the CET group’s share capital. On November 14, 2008, France Telecom acquired an additional 13.5% of the share capital, thereby increasing its interest ownership to 48.5%. The total consideration of this investment was 68 million euros, including 36 million euros of offset receivables. As the other shareholders control the CET group, France Telecom accounts for its investment under the equity method.

Other changes in the scope of consolidation

Telkom Kenya

On December 21, 2007, the consortium formed between France Telecom (78.5%) and Alcazar Capital Limited (21.5%) acquired a 51% stake in Telkom Kenya Limited. The consideration paid by the Group amounted to 270 million euros. In 2008, the entity was consolidated by the Group, which identified the assets acquired and the liabilities assumed.

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Breakdown of assets acquired and liabilities assumed:

(in millions of euros)	Historical cost at December 31, 2007	Allocation of purchase price	Fair value at December 31, 2007
Other intangible assets	38	81	119
o/w brand		5
o/w subscriber bases		44
o/w favourable contracts		32
Property, plant and equipment	64		64
Other non-current assets	7		7
Total non-current assets	109	81	190
Trade receivables, net	91		91
Current assets	18		18
Cash and cash equivalents	5		5
Other current assets	109		109
Total current assets	223		223
Non-current financial liabilities at amortized cost excluding trade payables	(7)		(7)
Non-current employee benefits	(11)		(11)
Deferred tax liabilities	(0)	(24)	(24)
Total non-current liabilities	(18)	(24)	(42)
Current trade payables	(92)		(92)
Current employee benefits	(113)		(113)
Other current liabilities	(55)		(55)
Total current liabilities	(260)		(260)
Net assets acquired	53	57	110
Assets and liabilities attributable to minority interests	(26)	(28)	(54)
Net assets acquired attributable to equity holders of France Telecom S.A. (A)	27	29	56
Goodwill (B)			216
Purchase price consideration (A) + (B)			272 (1)
(1) Including 2 million euros of direct costs attributable to the acquisition.

The brand was measured using the relief from royalty methodology, based on the present value of royalties that would have been paid to a third party for the use of the brand had the Group not owned it.

Subscriber bases were measured using the future cash flows generated by existing customers at the acquisition date. They are amortized over 14 years.

Contracts concluded on favourable conditions relating to emphyteotic land leases with the Kenyan government, were measured at fair value, that is, the difference between rental fees effectively paid to the Kenyan government and the rental fees that the company would have paid under normal market conditions. These assets are amortized over 70 years.

The acquisition of Telkom Kenya resulted in recognition of residual goodwill of 216 million euros, mainly attributable to the planned launch of mobile operations in Kenya and to synergies between the fixed-line and mobile businesses.

Telkom Kenya generated revenues of 107 million euros over the full year 2008. France Telecom’s consolidated net income for the year ended December 31, 2008 includes Telkom Kenya’s net income, which was (97) million euros including (3) million euros of amortization of identified acquired assets (net of deferred taxes reversals) and (57) million euros of goodwill impairment (See Note 6).

Increase of ownership interest in Mobistar

During the first half of 2008, Mobistar purchased 2,0% of its own shares for a total of 74 million euros. France Telecom’s interest in Mobistar therefore rose from 50.2% to 51.2%. Goodwill relating to this transaction amounted to 28 million euros. In addition, in May 2008, Mobistar reduced its capital by an amount of 248 million euros. This operation, without effect on France Telecom’s percentage interest in Mobistar, results in a decrease of minority interests by an amount of 120 million euros.

During the second half of 2008, through a second share buyback program, Mobistar purchased 3.2% of its own shares for a total of 101 million euros. France Telecom’s interest in Mobistar therefore rose from 51.2% to 52.9%. Goodwill relating to this transaction amounted to 43 million euros.

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Increase of ownership interest in TP Group

During the second half of 2008, TP S.A. purchased 2.4% of its own shares for a total of 200 million euros. France Telecom’s interest in TP S.A. rose as a result from 48.6% to 49.8%. Goodwill relating to this transaction amounted to 39 million euros.

Year ended December 31, 2007

Main acquisitions

Telkom Kenya

On December 21, 2007, the consortium formed between France Telecom (78.5%) and Alcazar Capital Limited (21.5%) acquired a 51% stake in Telkom Kenya, the historical Kenyan telecom operator, for a total consideration of 270 million euros. Telkom Kenya, which has 280,000 fixed-line customers, has been granted a new mobile license.

At December 31, 2007, the investment in Telkom Kenya was presented under “Non-consolidated investments” (See Note 15).

Ya.com

On July 31, 2007, France Telecom acquired the entire share capital of T-Online Telecommunications Spain (now called FT España ISP) from Deutsche Telekom for a total cash consideration of 150 million euros. FT España ISP is Spain’s third broadband operator and trades under the name Ya.com.

Goodwill relating to this transaction amounted to 125 million euros, after recognizing 76 million euros of identified assets acquired and liabilities assumed, mainly subscriber bases (See Note 11). Taking account of the intercompany loans acquired from the former shareholder and the cash acquired, the net cash out was 319 million euros.

Orange Moldova

On July 2, 2007, France Telecom indirectly acquired, for a cash consideration of 103 million euros, an additional stake in Orange Moldova, bringing its total stake to 94.3%. Goodwill relating to this transaction amounted to 85 million euros.

VOXmobile

On July 2, 2007, Mobistar, which is 50.17% owned by France Telecom, acquired 90% of Luxembourg mobile operator VOXmobile for a cash consideration of 80 million euros. After analysis of the agreements between the parties regarding the remaining 10% interest, France Telecom was deemed to have acquired 100% of VOXmobile. Goodwill relating to the transaction amounted to 71 million euros, after recognizing 11 million euros of identified assets acquired and liabilities assumed.

Acquisition of Groupe Silicomp

On January 4, 2007, France Telecom acquired a controlling block of approximately 54% of the capital of Groupe Silicomp, a company listed on Eurolist by Euronext Paris S.A., for a cash consideration of 50 million euros. Groupe Silicomp provides services in consulting, creation of software, and development and implementation of network infrastructures. Pursuant to the standing market offer (garantie de cours) launched from February 7 through February 27, 2007 at a price per share equal to the price paid for the controlling block, France Telecom acquired an additional 36.5% stake of Groupe Silicomp for 43 million euros. At December 31, 2007, France Telecom owned 96.1% of the shares. Goodwill relating to the transaction amounted to 70 million euros, after recognizing identified assets acquired and liabilities assumed. Taking account of the cash acquired, the net cash out of the acquisition amounted to 96 million euros.

Main disposals

Sale of Orange’s Dutch mobile and internet businesses

On October 1, 2007, France Telecom sold its Dutch mobile and internet subsidiaries to Deutsche Telekom for a total of 1,317 million euros, net of disposal costs. The net gain on disposal before tax was 299 million euros (See Note 7). Taking account of the cash sold, the net proceeds amounted to 1,306 million euros.

Sale of the shareholding in Bluebirds

In 2007, pursuant to the disposal by Bluebirds of its interest in Eutelsat Communications, France Telecom received 110 million euros in February 2007 and disposed of all its interests in Bluebirds in May 2007. The net gain on disposal before tax was 104 million euros (See Note 7).

Other changes in the scope of consolidation

One

On October 2, 2007, the consortium formed between the investment fund Mid Europa Partners and France Telecom acquired the entire share capital of One GmbH for an enterprise value of 1.4 billion euros. The amount received by France Telecom for the sale of its 17.5% interest in One GmbH and the reimbursement of its shareholder’s loan will be partially reinvested in order to obtain an indirect 35% stake in One GmbH.

The proceeds of this transaction amounted to 36 million euros, net of costs (See Notes 7 and 14). The transaction had a net positive effect of 82 million euros on cash flow.

Increase of ownership interest in TP Group

During 2007, TP S.A. purchased 2% of its own shares for a total of 185 million euros. As a result, France Telecom’s ownership interest in TP S.A. rose from 47.5% to 48.6%. Goodwill relating to this transaction amounted to 37 million euros.

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Note 4     Revenues

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Personal Communication Services (a)	29,477	29,119
France	10,516	9,998
United Kingdom	5,689	6,217
Spain	3,382	3,404
Poland	2,464	2,133
Other	7,573	7,550
Intra-segment eliminations	(147)	(183)
Home Communication Services (b)	22,951	22,671
France	18,071	17,957
Poland	2,995	2,886
Other	2,214	2,100
Intra-segment eliminations	(329)	(272)
Enterprise Communication Services (c)	7,778	7,721
Business network legacy	3,443	3,648
Advanced business network services	2,054	1,964
Integration and outsourcing of extended business services	1,349	1,139
Other business services	932	970
Inter-segment eliminations (d)	(6,718)	(6,552)
TOTAL (a)+(b)+(c)+(d)	53,488	52,959

France Telecom generates substantially all of its revenues from services.

Note 5     Operating income and expenses

5.1  Labor expenses

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Average number of employees (1) (full-time equivalents) (unaudited)	182,793	183,799
Wages and employee benefit expenses	(8,559)	(8,767)
o/w
Wages and salaries	(6,381)	(6,518)
Social security charges	(2,125)	(2,170)
Capitalized costs (2)	606	575
Other labor expenses (3)	(659)	(654)
Employee profit sharing	(319)	(359)
Share-based compensation (4)	(82)	(279)
o/w
Free Share Award plans	(57)	(149)
Stock option plans	(25)	(23)
Employee Shareholding Plan	-	(107)
TOTAL LABOR EXPENSES	(8,960)	(9,405)

(1)

Of whom approximately 36.6% are French civil servants at December 31, 2008 compared with 38.2% at December 31, 2007.

(2)

Capitalized labor expenses correspond to labor expenses included in the cost of assets produced by the Group.

(3)

Other labor expenses comprise other short-term allowances and benefits and payroll taxes.

(4)

See Note 26.

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5.2  External purchases

External purchases comprise:

•

commercial expenses, which include purchases of handsets and other products sold, retail fees and commissions, and advertising, promotional, sponsoring and rebranding costs;

•

service fees and inter-operator costs;

•

other network charges and IT charges, which include outsourcing fees relating to technical operation and maintenance and IT;

•

other external purchases, which include overheads, real estate fees, purchases of equipment and call centre outsourcing fees, net of capitalized goods and services costs.

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Commercial expenses (1)	(8,329)	(8,082)
Service fees and inter-operator costs	(7,979)	(7,895)
Other network charges, IT charges	(2,916)	(2,822)
Other external purchases	(4,428)	(4,357)
• o/w rental expenses	(1,253)	(1,260)
TOTAL EXTERNAL PURCHASES	(23,652)	(23,156)
(1) Advertising, promotional, sponsoring and rebranding costs amounted to (1,283) million euros at December 31, 2008, and (1,258) million euros at December 31, 2007.

5.3  Other operating income

Other operating income primarily includes late-payment interest on trade receivables, proceeds from trade receivables that have been written off, income from universal service, income relating to damage to lines, and penalties and reimbursements received.

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
TOTAL OTHER OPERATING INCOME	380	440

5.4  Other operating expenses

Other operating expenses primarily include:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Business tax	(886)	(972)
Frequency use charges	(291)	(286)
Other taxes	(455)	(405)
Allowances and losses on trade receivables	(406)	(382)
Other charges	(220)	(315)
TOTAL OTHER OPERATING EXPENSES	(2,258)	(2,360)

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Note 6     Impairment

Impairment tests are carried out annually, or when indicators show that assets may be impaired. This note describes the impairment tests carried out for 2007 and 2008.

6.1  Definition of CGUs and groups of CGUs

Definition of cash-generating units (CGUs)

At December 31, 2008, the France Telecom Group had 39 main CGUs, generally corresponding to an operation in a particular country. The CGUs break down as follows by primary business segment:

	Year ended
	December 31, 2008	December 31, 2007
Personal Communication Services (PCS) (1)	26	24
Home Communication Services (HCS) (2)	11	10
Enterprise Communication Services (ECS)	2	3
TOTAL	39	37
(1) In 2008, launch of mobile business in Niger. (2) In 2008, acquisition of Telkom Kenya.

Level of goodwill impairment testing

In accordance with the accounting policies described in Note 2.10, the main groups of CGUs used by France Telecom are the two CGUs representing the fixed-line and mobile businesses in Poland, the two CGUs representing the fixed-line and mobile businesses in Senegal, the two CGUs representing the fixed-line and mobile business in Jordan and the two CGUs representing the fixed-line and mobile businesses in Mauritius.

Other items of goodwill are tested at the level of each CGU, which is generally either the fixed-line or mobile business in each country.

At December 31, 2008, the main items of goodwill and intangible assets with an indefinite useful life included in the net book values of the CGUs or groups of CGUs tested were:

	Goodwill
(in millions of euros)	net book value	o/w impairment loss	Intangible assets with an indefinite useful life (1)
PCS France	12,873
PCS Spain	4,658
PCS Romania	1,806
PCS UK	1,186	(1,665)
PCS Belgium	1,006
PCS Slovakia	806
PCS Switzerland	672
HCS France	2,117	(6)
HCS UK	229
HCS Spain	271	(140)
Poland (PCS and HCS)	2,628	(291)	192
ECS	421	(643)
Other	2,138	(151)	3,025
TOTAL	30,811	(2,896)	3,217
(1) Intangible assets with an indefinite useful life mainly comprise the Orange and TP brands (See Note 12).

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6.2  Key assumptions used to determine recoverable amounts of the main CGUs and groups of CGUs

Basis for calculating recoverable amounts

See Note 2.10.

Key assumptions used to determine recoverable amounts

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar in nature. They include:

•

market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and Internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

•

the level of investment spends, which may be affected by the roll-out of necessary new technologies.

The values assigned to each of these parameters reflect past experience and expected changes over the timeframe of the business plan. In the economic environment implied by the financial crisis:

•

business plans were drafted during the fourth quarter of 2008 in order to consider the latest trends, particularly regarding the first year of the plans;

•

the discount rate used to determine values in use may incorporate a specific risk premium to account for contingencies in the execution of certain business plans;

•

the perpetual growth rates used were maintained, as in the Group’s assessment carried out at the end of 2008, the current economic crisis should not lead to modify the long terms if its industry.

The evolutions of economic and financial environment, legal and regulatory decisions, or changes in competitors’ behavior in response to the economic environment will affect the estimate of recoverable amounts, as unforeseen evolutions of political, economic or legal systems of some countries.

Other assumptions which influence the estimation of recoverable amounts are set forth below:

AT DECEMBER 31, 2008

Main CGUs and groups of CGUs	PCS France	PCS UK	PCS Spain	PCS Romania	HCS France	ECS excluding Globecast	HCS and PCS Poland
Basis of recoverable amount	Value in use	Value in use	Value in use	Value in use	Fair value	Value in use	Value in use
Source used	5-year plans
	Discounted cash flow
Growth rate to perpetuity	1.0%	2.0%	2.0%	4.0%	0.0%	0.0%	0.0 to 3.0%
Post-tax discount rate	8.25%	8.75%	8.25%	11.0%	7.5%	10.0%	11.0%
Pre-tax discount rate	12.1%	10.9%	10.3%	12.5%	n/a	15.8%	12.1 to 13.1%

AT DECEMBER 31, 2007

Main CGUs and groups of CGUs	PCS France	PCS UK	PCS Spain	HCS France	ECS excluding Globecast	HCS and PCS Poland
Basis of recoverable amount	Fair value	Fair value	Value in use	Fair value	Value in use	Value in use
Source used	5-year plans	Plan	5-year plans	5-year plans	5-year plans	5-year plans
	Discounted cash flow	EBITDA multiples	Discounted cash flow	Discounted cash flow	Discounted cash flow	Discounted cash flow
Growth rate to perpetuity	1.0%	n/a	2.0%	0.0%	0.0%	0.0 to 3.0%
Post-tax discount rate	7.7%	n/a	8.25%	7.7%	8.50%	11.0%
Pre-tax discount rate	n/a	n/a	10.7%	n/a	14.0%	13.1 to 13.5%

In accordance with IAS36, the basis used for impairment testing (fair value or value in use) may vary from one period to another; the recoverable amount is the higher of estimated value in use and fair value.

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Sensitivity of recoverable amounts

At December 31, 2008, among the main CGUs or groups of CGUs listed above:

•

for PCS France, HCS France, PCS Romania and ECS excluding Globecast, the Group considers it improbable that there will be a change in valuation parameters that would bring the recoverable amount into line with the book value;

•

for PCS UK, a 225 basis point increase in the post-tax discount rate assumption or a 325 basis point decrease in the perpetual growth rate assumption would bring the value in use into line with the book value; likewise, a 28.9% fall in cash flow after the fifth year would bring the value in use into line with the book value;

•

for PCS Spain, a 48 basis point increase in the discount rate assumption or a 63 basis point decrease in the perpetual growth rate assumption would bring the value in use into line with the book value; likewise, an 8.9% fall in cash flow after the fifth year would bring the value in use into line with the book value;

•

in Poland (PCS and HCS), a 154 basis point increase in the post-tax discount rate assumption or a 248 basis point decrease in the perpetual growth rate assumption would bring the value in use into line with the book value; likewise, a 20.6% fall in cash flow after the fifth year would bring the value in use in to line with the book value.

6.3  Impairment, net of reversals

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Goodwill	Assets with a finite useful life	Assets with an indefinite useful life	Goodwill	Assets wi a finite useful life	Assets wi an indefini useful life
HCS Spain	(140)	(2)	-	-	(1)	-
HCS Kenya	(57)	-	-	(26)	-	-
PCS Ivory Coast	(42)	-	-	-	-	-
HCS France	-	(4)	-	-	5	-
Other	(32)	(3)	-	-	(81)	(30)
TOTAL	(271)	(9)	-	(26)	(77)	(30)

In Spain, the 140 million euro impairment charge is based on the market value of the domestic fixed-line market. In 2008, this amount factors in a material decline in the market valuation of revenues per broadband subscriber based on comparable transactions.

Impairment recognized for Kenya is due to difficulties in implementing the transition plan and in starting up mobile business operations, due mainly to the post-election riots in Kenya at the beginning of 2008.

Note 7     Gains and losses on disposals of assets

The main disposals are set out in Note 3.

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Tower Participations	-	307
Orange’s Dutch mobile and internet businesses	-	299
Bluebirds	-	104
One	-	36
Other	11	23
TOTAL	11	769

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Note 8     Restructuring costs

Restructuring costs, net of restructuring provision reversals, break down as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Public service secondment costs in France	(69)	(66)
Early retirement plan in France (1)	(35)	19
Other restructuring costs	(366)	(161)
• o/w France Telecom S.A.	(185)	(97)
• o/w TP S.A.	(49)	-
• o/w FT España	(38)	-
• o/w Orange UK	(28)	(31)
TOTAL	(470)	(208)
(1) Primarily impact from discount rate revision and from 2008 Social Security Financing Act.

Note 9     Finance costs, net

The tables below show all gains and losses on financial assets and liabilities.

(in millions of euros)	Year ended December 31, 2008
	Finance costs				Operating income		Equity
	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses		Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	9	3	-		-	1	(54) (6)
Loans and receivables	136	(970)	-		(10)	(333) (5)	-
Financial assets at fair value through profit or loss, excluding derivatives	169	(86)	-		-	-	-
Liabilities at amortized cost (1)	(2,630)	710	(26) (2)		(11)	(3)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	-	-	24 (3)		-	-	-
Derivatives	(67)	280	(381) (4)		112	-	434 (6)
TOTAL	(2,383)	(63)	(383)	(2,829)	91	(335)	380
Discounting expense				(158)
Finance costs, net				(2,987)

(1)

Including the change in fair value of hedged liabilities.

(2)

Redemptions of perpetual bonds redeemable for shares (TDIRA) for (26) million euros.

(3)

Change in fair value of the commitment to purchase the minority interests in Ten for 14 million euros and in Orange Madagascar for 10 million euros.

(4)

Change in fair value of the price guarantee given to the minority shareholders of FT España.

(5)

Mainly receivables written off for (421) million euros and sundry interest on receivables for 77 million euros.

(6)

See Note 20.

At December 31, 2008, net finance costs include financial income for 314 million euros, 195 million euros of which generated by France Telecom S.A..

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	Year ended December 31, 2007
	Finance costs				Operating income		Equity
(in millions of euros)	Cost of net financial debt	Foreign exchange gains (losses)	Other net financial expenses		Foreign exchange gains (losses)	Other	Retained earnings
Assets available for sale	5	(6)	-		-	-	(38)
Loans and receivables	48	(445)	-		(28)	(286) (4)	-
Financial assets at fair value through profit or loss, excluding derivatives	257	-	-		-	-	-
Liabilities at amortized cost (1)	(2,766)	1,177	(64) (2)		29	(2)	-
Financial liabilities at fair value through profit or loss, excluding derivatives	-	-	(32) (3)		-	-	-
Derivatives	31	(730)	-		(7)	-	319
TOTAL	(2,425)	(4)	(96)	(2,525)	(6)	(288)	281
Discounting expense				(125)
Finance costs, net				(2,650)

(1)

Including the change in fair value of hedged liabilities.

(2)

Redemptions of perpetual bonds redeemable for shares (TDIRA) for (64) million euros.

(3)

Change in fair value of the commitment to purchase the minority interests in Orange Madagascar for (32) million euros.

(4)

Mainly receivables written off for (379) million euros and sundry interests on receivables for 96 million euros.

At December 31, 2007, net finance costs included financial income for 304 million euros, 196 million euros of which generated by France Telecom S.A..

Note 10     Income tax

10.1  France Telecom Group tax proof

Income tax for 2008 is based on the application of the effective tax rate on pre-tax income for the year ended December 31, 2008. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.43% for 2008 and thereafter.

The reconciliation between effective income tax expense on continuing operations and the theoretical tax calculated based on the French statutory tax rate is as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Net income of continuing operations before tax	7,285	8,149
Impairment of goodwill	271	26
Net income from continuing operations before tax and impairment of goodwill	7,556	8,175
Statutory income tax rate	34.43%	34.43%
Theoretical tax	(2,602)	(2,815)
Share of profits (losses) of associates	(73)	1
Recognition of share-based compensation	(9)	(30)
Recognition/(Derecognition) of tax assets	(268)	809
Difference in tax rates	328	283
Change in local tax rate	(3)	84
Capital gains and losses of equity investments not taxable at the current tax rate	1	283
Price guarantee granted to the minority shareholders of FT España	(130)	-
Other	(37)	55
Effective tax	(2,793)	(1,330)

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10.2  Income tax benefit/(charge)

The income tax split between the tax groups and the other subsidiaries is as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
France tax group	(1,971)	(499)
Current taxes	(46)	3
Deferred taxes	(1,925)	(502)
UK tax group	18	110
Current taxes	(1)	(3)
Deferred taxes	19	113
Spain	(619)	(494)
Current taxes	-	22
Deferred taxes	(619)	(516)
TP Group	(116)	(147)
Current taxes	(160)	(174)
Deferred taxes	44	27
Other subsidiaries	(105)	(300)
Current taxes	(478)	(457)
Deferred taxes	373	157
Income Tax	(2,793)	(1,330)
Current taxes	(685)	(609)
Deferred taxes	(2,108)	(721)

France tax group

The deferred tax charge in 2008 for the France tax group mainly consisted of (1,905) million euros in tax loss carryforwards utilization.

In 2007, the deferred tax change for the France tax group included (2,172) million euros in tax loss carryforwards utilized and 1,573 million euros due to reassessment of the recoverability horizon.

France Telecom and its main French subsidiaries were audited by the French tax authorities for the years 2000 to 2005 inclusive, except for the entities of the former Orange tax consolidation group, which were audited for the years 2002 to 2005 inclusive. These audits have been completed and the tax adjustments that were accepted had no material impact on France Telecom’s 2008 financial statements. As for the tax adjustments that were contested, the relevant companies have made their comments and are awaiting a final decision by the tax authorities.

UK tax group

In 2007, the change in the income tax rate in the United Kingdom led to an 84 million euro increase in deferred tax income for the period.

Spain

At December 31, 2008, the deferred tax charge mainly comprised (577) million euros for reassessment of the recoverability horizon for the Spanish tax assets. At December 31, 2007, the deferred tax charge included (474) million euros for this item.

Members of the former Auna tax group were subject to an audit by the tax authorities for the years 2003 to 2005 inclusive. This audit has not been completed.

Other tax entities

A net deferred tax gain of 406 million euros was recognized within other tax entities that have evidenced the probable nature of their future taxable profits.

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10.3  Balance sheet tax position

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Assets	Equity and liabilities	Net	Assets	Equity and liabilities	Net
France tax group
Current taxes	11	22	(11)	51	23	28
Deferred taxes	4,060	-	4,060	6,003	-	6,003
UK tax group
Current taxes	-	12	(12)	-	8	(8)
Deferred taxes	-	1,003	(1,003)	-	1,322	(1,322)
Spain
Current taxes	-	-	-	-	-	-
Deferred taxes	461	127	334	1,038	85	953
TP Group
Current taxes	40	3	36	14	4	10
Deferred taxes	62	-	62	28	-	28
Other subsidiaries
Current taxes	93	240	(147)	46	296	(250)
Deferred taxes	559	158	401	204	132	72
Net balance sheet income tax
Current taxes	144	277	(133)	111	331	(220)
Deferred taxes	5,142	1,288	3,854	7,273	1,539	5,734

The balance sheet tax position by class of temporary difference breaks down as follows:

	Year ended
	December 31, 2008	December 31, 2007
(in millions of euros)	Net	Net
Provisions for early retirement plans	411	618
Property, plant and equipment and intangible assets	(813)	(881)
Tax loss carryforwards	3,709	5,408
Other differences	547	589
Net deferred taxes - France Telecom Group	3,854	5,734

At December 31, 2008, unrecognized deferred tax assets for France Telecom Group amounted to 5.4 billion euros (4.8 billion euros in 2007), mainly comprising tax loss carry-forwards located in many jurisdictions and that were not recognised in the consolidated financial statements in accordance with the accounting policies described in Note 2.17.

10.4  Changes in Group net deferred taxes

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance (balance sheet asset position)	5,734	6,402
Changes in the scope of consolidation	(50)	(11)
Recognition in net income	(2,108)	(721)
Recognition in equity	(24)	(106)
Translation adjustments and other items (1)	302	170
Closing balance (balance sheet asset position)	3,854	5,734
(1) In 2008, including 299 million euros mainly for conversion of tax assets and liabilities in the United Kingdom.

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Note 11     Goodwill

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Cost	Accumulated impairment losses	Net	Net
PCS	26,504	(1,706)	24,798	24,931
HCS (1)	6,139	(547)	5,592	6,059
ECS	1,064	(643)	421	399
TOTAL	33,707	(2,896)	30,811	31,389
(1) Goodwill on TP Group is included in the HCS segment. It is tested for impairment at the level of the “Poland Group” of CGUs (See Note 6).

Movements in the net book value of goodwill are as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	31,389	31,517
Acquisitions (1)	366	436
Disposals (2)	(5)	(334)
Impairment (3)	(271)	(26)
Translation adjustment (4)	(674)	(79)
Reclassifications and other items (5)	6	(125)
Closing balance	30,811	31,389

(1)

See Note 3. Including, in 2008, Telkom Kenya for 216 million euros, Mobistar for 71 million euros and TP Group for 39 million euros. Including, in 2007, FT España ISP (Ya.com) for 125 million euros, Orange Moldova 85 million euros, VOXmobile 71 million euros and Groupe Silicomp for 70 million euros.

(2)

See Note 3. In 2007, (334) million euros relating to the sale of Orange’s Dutch mobile and internet businesses.

(3)

See Note 6.

(4)

In 2008, this item mainly includes (409) million euros for TP Group, (354) million euros for Orange in the United Kingdom and 83 million euros for Orange Slovensko.

(5)

In 2007, (184) million euros of remeasurement relating to the merger of the Spanish entities in 2006.

Note 12     Other intangible assets

	Year ended
	December 31, 2008				December 31, 2007
(in millions of euros)	Cost	Accumulated depreciation and amortization	Impairment	Net	Net
Telecommunication licenses	8,549	(2,640)	-	5,909	7,172
Brands	3,928	-	(711)	3,217 (1)	4,090
Subscriber bases	5,681	(4,445)	(4)	1,232 (2)	1,671
Software	9,596	(5,824)	(38)	3,734	3,442
Other intangible assets	946	(422)	(165)	359	283
TOTAL	28,700	(13,331)	(918)	14,451	16,658

(1)

Including, at December 31, 2008, the Orange brand for 2,961 million euros and the TP brand for 192 million euros.

(2)

Including, in 2008, FT España for 1,005 million euros, the Jordanian entities for 97 million euros and Sonatel for 76 million euros.

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Movements in the net book value of other intangible assets were as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	16,658	18,713
Acquisitions of other intangible assets (1)	1,883	1,693
Impact of changes in the scope of consolidation (2)	238	(220)
Disposals	(15)	(10)
Depreciation and amortization (3)	(2,365)	(2,532)
Impairment	(13)	(37)
Translation adjustment (4)	(2,134)	(801)
Reclassifications and other items	199	(148)
Closing balance	14,451	16,658

(1)

In 2008, it mainly relates to software for an amount of 1,530 million euros and licenses for an amount of 273 million euros. In 2007, this item mainly related to software for an amount of 1,477 million euros.

(2)

In 2008, this item mainly relates to the acquisition of Telkom Kenya for 120 million euros and the acquisition of Orange Uganda for 68 million euros. In 2007, this item mainly related to the sale of the Dutch businesses for an amount of (374) million euros and the acquisition of FT España ISP (Ya.com) for an amount of 92 million euros.

(3)

In 2008, this item mainly relates to telecommunication licenses for an amount of (551)  million euros and subscriber bases for an amount of (468) million euros (respectively (624) million euros and (531) million euros in 2007).

(4)

In 2008, this item mainly relates to Orange in United Kingdom for (2,020) million euros (in 2007, (828) million euros).

INFORMATION ON TELECOMMUNICATION LICENSES AT DECEMBER 31, 2008

France Telecom’s commitments under licenses awarded are disclosed in Note 29.

(in millions of euros)	Cost	Net	Residual useful life (1)
GSM	563	250	6.7
UMTS	4,301	3,136	12.9
United Kingdom	4,864	3,386
GSM	188	163	11.2
UMTS	639	487	11.2
Spain	827	650
GSM	281	229	12.3
UMTS	629	462	12.6
France	910	691
GSM (2 licenses)	146	26	4.8 to 5.7
UMTS	393	322	14.9
Poland	539	348
Other (2)	1,409	834
Total telecommunication licenses	8,549	5,909
(1) In number of years at December 31, 2008. (2) This item mainly relates to licenses in Belgium and Egypt.

CAPITALIZED EXPENDITURE

	Year ended
	December 31, 2008	December 31, 2007
(in millions of euros)	Net	Net
External purchases	484	463
Labour expenses	337	317
TOTAL	821	780

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Note 13     Property, plant and equipment

	Year ended
	December 31, 2008				December 31, 2007
(in millions of euros)	Cost	Accumulated depreciation and amortization	Impairment	Net	Net
Land and buildings	6,812	(3,334)	(388)	3,090	3,098
Networks and terminals	73,304	(51,472)	(232)	21,600	23,002
IT equipment	3,912	(2,947)	(15)	950	1,149
Other property, plant and equipment	1,975	(1,053)	(28)	894	600
TOTAL	86,003	(58,806)	(663)	26,534	27,849

Movements in the net book value of property, plant and equipment were as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	27,849	28,222
Acquisitions of property, plant and equipment (1)	5,433	5,415
Impact of changes in the scope of consolidation (2)	123	(290)
Disposals and retirements	(226)	(82)
Depreciation and amortization (3)	(5,411)	(5,579)
Impairment	4	(70)
Translation adjustment (4)	(1,146)	16
Reclassifications and other items	(92)	217
Closing balance	26,534	27,849

(1)

In 2008, this item relates mainly to networks and terminals for an amount of 4,161 million euros (4,481 million euros in 2007). Including 176 million euros acquired under finance leases at December 31, 2008 (44 million euros at December 31, 2007).

(2)

In 2008, this item mainly relates to the acquisition of Telkom Kenya for 64 million euros and the acquisition of Orange Uganda for 31 million euros. In 2007, this item related to the sale of the Dutch businesses for an amount of (418) million euros and the acquisition of FT España (Ya.com) for an amount of 97 million euros.

(3)

In 2008, this item relates mainly to networks and terminals for an amount of (4,615) million euros (in 2007, (4,834) million euros).

(4)

In 2008, this item relates mainly to TP Group for (720) million euros and Orange in the United Kingdom for (532) million euros.

PROPERTY, PLANT AND EQUIPMENT HELD UNDER FINANCE LEASES

	Year ended
	December 31, 2008	December 31, 2007
(in millions of euros)	Net	Net
Land and buildings	300	195
Networks and terminals	288	363
IT equipment and other	14	15
TOTAL	602	573

CAPITALIZED EXPENDITURE

	Year ended
	December 31, 2008	December 31, 2007
(in millions of euros)	Net	Net
External purchases	665	691
Labour expenses	269	258
Other	68	64
TOTAL	1,002	1,013

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Note 14     Interests in associates

14.1  Investments in associates

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	282	360
Dividends	-	(1)
Share of profits (losses)	(12)	4
Impairment (1)	(199)	-
Acquisitions (2)	107	-
Disposals of investments	(6)	(35)
Other impact of changes in scope of consolidation	-	(46)
Closing balance	172	282
(1) Relates to Sonaecom. (2) Including Compagnie Européenne de Téléphonie for 68 million euros in 2008.

The net book values of France Telecom’s investments in associates are as follows:

(in millions of euros)		Year ended
Company	Main activity	% interest December 31, 2008	December 31, 2008	December 31, 2007
Sonaecom	Telecommunications operator in Portugal	20%	84	273
Orange Austria subgroup (ex-One)	Telecommunications operator in Austria	35%	-	-
Compagnie Européenne de Téléphonie (1)	Distributor	48.50%	54	-
Other		-	34	9
TOTAL			172	282
(1) See Note 3.

14.2  Main financial aggregates – investments in associates

Unless otherwise indicated, the main financial aggregates for 100% of each associate as of December 31 were as follows:

Sonaecom

France Telecom’s ownership interest in Sonaecom was 20% at December 31, 2008 (19.19% at December 31, 2007).

The main financial aggregates for Sonaecom are as follows:

(in millions of euros)	2008 (1)	2007
Revenues	727	893
Net income	(8)	37
Total assets	1,808	1,759
Equity	921	935
France Telecom share in equity	184	179
(1) Latest figures reported for the nine months ended September 30, 2008 (unaudited).

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Orange Austria subgroup (ex-One)

In October 2007, One, which has since been renamed Orange Austria subgroup, underwent a Leveraged Buy Out (LBO). France Telecom’s share of the total cash consideration received was 154 million euros on the transaction date.

At the same time, France Telecom and the Mid Europa Partners (MEP) investment fund entered into an investment agreement through which France Telecom invested 108 million euros in Orange Austria subgroup, giving it an interest of 35% in Orange Austria subgroup, compared with its 17.45% stake in One before the LBO.

Other than the shares pledged as collateral, France Telecom provided no guarantee for any liability, nor entered into any agreement that would require it to provide financial support to Orange Austria subgroup in any manner whatsoever.

France Telecom’s ownership interest in Orange Austria subgroup was 35% at December 31, 2008 and 2007.

The main financial aggregates for Orange Austria subgroup are as follows:

(in millions of euros)	2008	2007 (1)
Revenues	615	164
Net income	(82)	(73)
Total assets	878	895
Non-current financial liabilities	1,264	1,235
Equity	(626)	(544)
France Telecom share in equity	(219)	(190)
(1) 3 months to December 31, 2007.

Based on the terms of this transaction, France Telecom deemed that its stake in Orange Austria subgroup is identical to the stake it previously held in One, plus a cash distribution, as Orange Austria subgroup is the same company as One, only more leveraged. Equity recognized on the LBO transaction date amounted to (471) million euros for 100%, representing One’s pre-LBO equity less 774 million euros of distributions paid to One’s historical shareholders (net of the amount reinvested by France Telecom) plus the 200 million euro investment of the new shareholder, MEP. Given negative equity and the absence of commitment, the contribution to the consolidated financial statements is nil. The distribution, net of France Telecom’s reinvestment, was first recorded as a reduction of the carrying amount (10 million euros before the transaction), and the amount of 36 million euros in excess of this value was recognized as a gain.

France Telecom will subsequently start to recognize a share of income in Orange Austria subgroup only when France Telecom’s share of Orange Austria subgroup’s cumulative net income equals the gain recognized in the transaction, in accordance with IAS 28. The share of Orange Austria subgroup’s net income that was not recognized in the France Telecom Group’s consolidated financial statements amounted to (29) million euros in 2008 and (26) million euros in 2007.

Compagnie Européenne de Téléphonie

France Telecom’s ownership interest in CET was 48.5% at December 31, 2008.

The main financial aggregates for CET are as follows:

(in millions of euros)	2008 (1)
Revenues	149
Net income	(38)
Total assets	NC
Equity	(52)
France Telecom share in equity	(25)

(1)

The share of CET’s earnings recognized in the consolidated financial statements for the year ended December 31, 2008 was determined based on an estimate of the net income of CET, whose closing date occurs after France Telecom financial results publication.

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Note 15     Assets available for sale

		Year ended
		December 31, 2008	December 31, 2007
(in millions of euros)	% interest	Fair value	Fair value
Bull S.A. (1)	10%	11	37
Freenet AG (ex MobilCom) (1)	1%	2	10
Telkom Kenya (2)	40%	-	244
Investment funds (3)	-	44	65
Other companies	-	52	45
Total non-consolidated investments		109	401
Deposits relating to QTE leases and similar items (4)	-	90	105
Other financial assets at fair value (5)	-	4	12
Assets available for sale		203	518

(1)

Listed companies.

(2)

Consolidated since 2008.

(3)

Principally in research and development.

(4)

See Notes 21 and 29.

(5)

Assets available for sale include marketable securities and investments held for over one year.

Changes in assets available for sale are summarized in the table below:

(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	518	338
Change in fair value (1)	(54)	(38)
Other changes (2)	(261)	218
Closing balance	203	518
(1) Recorded in equity in the assets available for sale reserve (See Note 20). (2) Including, in 2008, Telkom Kenya for an amount of (244) million euros.

Note 16     Inventories

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Inventories of handsets	692	740
Other products/services sold	234	272
Available Broadcasting rights	32	-
Other supplies	96	139
Gross value (1)	1,054	1,151
Provisions for obsolescence	(78)	(83)
Net value	976	1,068
(1) Includes stocks in channel for approximately 129 million euros in 2008 on entity Orange France and 94 million euros in 2007.

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Note 17     Loans and receivables

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Cost	Depreciation	Net	Net
Trade receivables	7,380	(1,217)	6,163	6,556
Loans and other receivables	1,757	(140)	1,617	2,041
Cash	1,034	-	1,034	1,303
Loans and receivables	10,171	(1,357)	8,814	9,900

Cash and cash equivalents amount to 4,800 million euros at December 31, 2008 (4,025 million euros at December 31, 2007), including 3,766 million euros of cash equivalents (See Note 18).

17.1  Trade receivables

The France Telecom Group is committed in trade receivables securitization programs in France and in the United Kingdom. As France Telecom has not transferred all risks related to the securitized trade receivables, and particularly the credit risk, the conditions for derecognition are not met. Accordingly, these receivables (2.5 billion euros) and the external liabilities of the securitization vehicles (1.2 billion euros) remain on the balance sheet.

Net trade receivables are broken down as follows:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Trade receivables depreciated according to their age	1,676	1,935
Trade receivables depreciated according to other criteria	373	988
Net trade receivables past due	2,049	2,923
Not past due	4,114	3,633
Net trade receivables	6,163	6,556

The following table provides an aging balance of net trade receivables past due and depreciated according to their age:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Past due - under 180 days	1,339	1,591
Past due - 180 to 360 days	198	143
Past due - over 360 days	139	201
Total net trade receivables past due and depreciated according to their age	1,676	1,935

The table below provides an analysis of the change in provision for trade receivables:

(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	(1,123)	(1,136)
Change in provision for depreciation	15	(3)
Translation adjustment	69	15
Impact of changes in the scope of consolidation	(146)	8
Reclassifications and other items	(32)	(7)
Closing balance	(1,217)	(1,123)

421 million euros of trade receivables were written off at December 31, 2008 (379 million euros at December 31, 2007).

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17.2  Loans and other receivables

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Cost	Depreciation	Net	Net
Cash collateral paid (1)	238	-	238	788
Escrow deposit (2)	964	-	964	757
Deposits related to QTE leases and assimilated (3)	14	-	14	91
Receivables from non-consolidated companies and current accounts	177	(140)	37	69
Other (4)	364	-	364	336
Total loans and other receivables	1,757	(140)	1,617	2,041
o/w current loans and other receivables	63	-	63	81
o/w non-current loans and other receivables	1,694	(140)	1,554	1,960
(1) See Note 27.3. (2) See Note 30. (3) See Note 21. (4) Mainly comprises security deposits and sundry loans.

The table below provides an analysis of the change in provision for loans and other receivables:

(in millions of euros)	December 31, 2008	December 31, 2007
Opening balance	(133)	(144)
Change in provision for depreciation	(1)	(10)
Translation adjustment	(6)	13
Impact of changes in the scope of consolidation	-	8
Closing balance	(140)	(133)

For loans and other receivables, amounts past due but not depreciated are not material.

Note 18     Financial assets at fair value through profit or loss

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Deposits	1,060	89
Certificates of deposit	1,249	2,213
Commercial papers	450	344
Mutual funds (SICAV and FCP)	866	69
Other	141	7
Cash equivalents	3,766	2,722
Other financial assets at fair value through profit or loss	827	588
Financial assets at fair value through profit or loss	4,593	3,310

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The table below shows a breakdown of other financial assets at fair value through profit or loss:

	Year ended
	December 31, 2008			December 31, 2007
(in millions of euros)	Current	Non-current	Total	Current	Non-current	Total
Negotiable debt securities (1)	608	-	608	488	-	488
Derivatives held for trading (assets) (2)	110	106	216	44	54	98
Other investments at fair value	3	-	3	2	-	2
Other financial assets at fair value through profit or loss	721	106	827	534	54	588
(1) Maturing on January 2, 2009. (2) See Note 22.

Apart from derivative assets, which are classified by nature as financial assets at fair value through profit or loss, the other financial assets are included in this category, as they are short-term investments for which management and performance are evaluated on the basis of fair value.

Note 19     Other assets and prepaid expenses

19.1  Other assets

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
VAT receivables	1,365	1,266
Other tax receivables	73	52
Employee and payroll-related receivables	38	42
Advances and down payments relating to non-current assets (1)	79	245
Other	620	493
TOTAL	2,175	2,098
o/w other non-current assets	32	63
o/w other current assets	2,143	2,035
(1) Including, in 2007, 145 million euros relating to the purchase of buildings.

19.2  Prepaid expenses

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Prepaid external purchases	550	573
Other prepaid operating expenses	31	100
TOTAL	581	673

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Note 20     Equity

At December 31, 2008, France Telecom S.A.’s share capital amounted to 10,459,964,944 euros, comprising 2,614,991,236 ordinary shares with a par value of 4 euros each.

At December 31, 2008, the French State owned 26.65% of France Telecom S.A.’s share capital either directly or indirectly through ERAP and 26.75% of the voting rights.

20.1  Changes in share capital

During the period ended December 31, 2008, France Telecom S.A. issued 642,325 new shares following the exercise of stock options, including:

•

5,350 shares in respect of plans granted by France Telecom S.A. from 2005 to 2007;

•

204,334 shares in respect of plans granted by Wanadoo between 2000 and 2003, then transferred to France Telecom S.A. when the merger of Wanadoo occured; and

•

432,641 shares in respect of plans granted by Orange between 2001 and 2003 and for which the holders received options liquidity instruments.

The capital increase resulting from the issuance of these new shares was noted by the Board of Directors at its meeting of March 3, 2009.

20.2  Treasury shares

Pursuant to the authorization of the Shareholders’ Meeting of May 21, 2007, the Board of Directors implemented a share buyback program (the “2007 Buyback Program”). The description of the program was published on May 21, 2007.

On May 27, 2008, pursuant to the authorization of the Shareholders’ Meeting held on the same day, the Board of Directors implemented a new share buyback program (the “2008 Buyback Program”) and ended the unused portion of the 2007 Buyback Program with immediate effect. The description of the 2008 Buyback Program was published on May 28, 2008. During the period ended December 31, 2008, France Telecom S.A. bought back 1,000,000 shares under the authorized program (excluding shares bought back under the liquidity contract), and granted 504 shares before the vesting date under the free share award plan.

The liquidity contract entered into on May 9, 2007 with an investment services provider was renewed on its anniversary date for a period of one year and has continued to be implemented under the 2008 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

At December 31, 2008, the company held 10,113,380 of its own shares (and no shares under the terms of the liquidity contract), recorded as a reduction in equity.

At December 31, 2007, the company held 10,528,884 of its own shares (including 1,415,000 shares under the terms of the liquidity contract), recorded as a reduction in equity.

20.3  Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Net income used for calculating basic earnings per share	4,069	6,300
Impact on net income of converting each category of dilutive financial instrument:
• TDIRA (1)	-	193
• OCEANE	25	25
Net income used for calculating diluted earnings per share	4,094	6,518

(1)

At December 31, 2008, the TDIRAs were considered to be anti-dilutive and were therefore excluded from the calculation of diluted earnings per share. At December 31, 2007, the TDIRAs were considered to be dilutive.

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The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share:

	Year ended
(number of shares)	December 31, 2008	December 31, 2007
Weighted average number of ordinary shares outstanding - basic	2,611,889,097	2,601,559,094
TDIRA (1)	-	110,067,701
OCEANE	42,260,020	44,688,733
France Telecom stock option plans and similar items (2)	2,419,249	3,901,336
Treasury shares held to cover free share award plans	1,987,449	3,707,995
Weighted average number of shares outstanding - diluted	2,658,555,815	2,763,924,859

(1)

TDIRAs represented 101,965,284 shares at December 31, 2008.

(2)

Diluted earnings per share do not include subscription options whose exercise price is greater than the 12-month average market price.

20.4  Dividends

France Telecom’s Shareholders’ Meeting of France Telecom S.A. held on May 27, 2008 decided to distribute to France Telecom shareholders a cash dividend of euro 1.30 per share in respect of 2007. The dividend was paid on June 3, 2008 for a total amount of 3,386 million euros.

In addition, at its meeting of July 30, 2008, the Board of Directors decided to distribute an interim dividend of 60 euro cents per share. This interim dividend was paid on September 11, 2008 for a total amount of 1,563 million euros.

The Annual Shareholders’ Meeting of France Telecom held on May 21, 2007 decided to distribute to shareholders a cash dividend of 1.20 euro per share in respect of 2006. The dividend was paid on June 7, 2007 for a total amount of 3,117 million euros.

20.5  Cumulative translation adjustment

At December 31, 2008, the negative translation adjustment was mainly due to the variation of the pound sterling for an amount of (1,465) million euros, including (354) million euros for the goodwill of Orange in the United Kingdom.

At December 31, 2007, the negative translation adjustment was mainly due to the variation of the pound sterling for an amount of (664) million euros, including (141) million euros for the goodwill of Orange in the United Kingdom.

20.6  Gains and losses recognized directly in equity

Assets available for sale reserve

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Bull	4	30
Steria	2	11
Freenet AG (ex-MobilCom)	-	11
Other	20	28
TOTAL	26	80

Unrealised gains and losses arising from the revaluation of available-for-sale assets at fair value are recognised in equity. When the loss is recognized as an impairment, the cumulative loss is reclassified from equity to profit or loss. The change in fair value of available-for-sale assets over the year is analyzed as follows:

Year ended
(in millions of euros)	December 31, 2008
Profit (loss) recognized in equity during the period	(53)
Amount reclassified from equity to profit or loss of the period	(1)
TOTAL	(54)

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Hedging instruments reserves

Certain derivatives qualify for hedge accounting and are therefore accounted for as cash flow or net investment hedges. The effective portion of the gain or loss realized on the hedging instrument is recorded under equity in the hedging instruments reserves. For France Telecom S.A., this mainly comprises the effective portion of cross-currency interest rate swaps which qualify for cash flow or net investment hedge accounting.

When a hedging relationship is discontinued either because the hedging instrument has been wound up or no longer qualifies for hedge accounting, but the hedged item remains on the balance sheet, the portion held in the cash flow hedge reserve is amortized over the remaining term of the hedging relationship as documented at inception.

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Effective component of cash flow hedges	500	220
Amortization of residual reserve for discontinued hedges	123	(12)
Effective component of net investment hedges	(26)	-
Contribution of France Telecom S.A.	597	208
Contribution of other entities	48	3
TOTAL	645	211

The deferred tax relating to the hedging instruments reserves amounted to:

•

(219) million euros at December 31, 2008, relating to France Telecom S.A.;

•

(74) million euros at December 31, 2007, relating to France Telecom S.A.

20.7  Minority interests

Minority interests on the income statement

At December 31, 2008, net income attributable to minority interests mainly related to TP Group (321 million euros) and Mobistar (141 million euros).

At December 31, 2007, net income attributable to minority interests mainly related to TP Group (315 million euros) and Mobistar (144 million euros).

Dividends

At December 31, 2008, dividends paid out to minority shareholders mainly related to TP Group (302 million euros), Mobistar (85 million euros), the Senegalese entities (136 million euros) and ECMS (61 million euros).

At December 31, 2007, dividends paid out to minority shareholders mainly related to TP Group (273 million euros), Mobistar (142 million euros), the Senegalese entities (88 million euros) and ECMS (71 million euros).

Minority interests reflected on the balance sheet

At December 31, 2008, minority shareholders mainly related to TP Group (1,679 million euros), the Spanish entities (710 million euros), the Senegalese entities (475 million euros) and Mobistar (223 million euros).

At December 31, 2007, minority interests mainly related to TP Group (2,000 million euros), the Spanish entities (1,153 million euros), the Senegalese entities (528 million euros), and Mobistar (393 million euros).

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Note 21     Financial liabilities and net financial debt

21.1  Financial liabilities

	December 31, 2008			December 31, 2007
(in millions of euros)	Non-current	Current	Total	Non-current	Current	Total
Financial liabilities at amortized cost	31,649	8,236	39,885	32,532	8,694	41,226
Trade payables	498	9,519	10,017	435	9,580	10,015
Deposits received from customers (1)	133	-	133	-	-	-
Financial liabilities at amortized cost	32,280	17,755	50,035	32,967	18,274	51,241
Financial liabilities at fair value through profit or loss o/w:	495	913	1,408	154	730	884
- Amena price guarantee	-	810	810	-	516	516
- Derivatives held for trading liabilities	492	51	543	137	151	288
- Commitments to purchase minority interests	3	52	55	17	61	78
Hedging derivatives (liabilities) (2)	650	2	652	955	353	1,308
TOTAL FINANCIAL LIABILITIES	33,425	18,670	52,095	34,076	19,357	53,433
(1) At December 31, 2007, deposits received from customers were included in other non-current liabilities for 116 million euros. (2) See Note 22.

21.2  Net financial debt

Net financial debt as defined and used by France Telecom corresponds to financial liabilities excluding operating payables (translated at the year-end closing rate), less (i) derivative instruments carried in assets held for trading, cash flow hedges, fair value hedges, and net investment hedges, (ii) cash collateral paid on derivative instruments, (iii) cash and cash equivalents and financial assets at fair value, and (iv) deposits paid on certain specific transactions (if the associated liability is included in gross financial debt). Derivatives qualifying as cash flow hedge and net investment hedge are set up to hedge items that are not included in net financial debt (future cash flows, net assets in foreign currencies). However, the market value of these derivatives is included in the calculation. The “effective portion of cash flow hedges” and the “unrealized gain or loss on net investment hedges” are added to net financial debt to offset this temporary difference.

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(in millions of euros)		Note	December 31, 2008	December 31, 2007
TDIRA		21.3	2,860	3,354
Bonds, excluding TDIRA (1)		21.4	29,932	32,169
Bank loans		21.5	3,670	2,674
Finance lease liabilities (2)			1,233	1,525
Commercial papers			603	100
Bank overdrafts			132	189
Securitization debt (3)			1,231	1,111
Other financial liabilities			224	104
Financial liabilities at amortized cost excluding trade payables			39,885	41,226
Commitments to purchase minority interests			55	78
Amena price guarantee		29	810	516
Derivatives - liabilities		22	1,195	1,596
Derivatives - assets		22	(915)	(152)
Gross financial debt after derivatives	(a)		41,030	43,264
Deposits related to QTE leases and assimilated (Assets available for sale)		15	90	105
Deposits related to QTE leases and assimilated (Loans and receivables)		17	14	91
Cash collateral paid		17	238	788
Other financial assets at fair value, excluding derivatives		18	611	490
Cash equivalents		18	3,766	2,722
Cash		17	1,034	1,303
Assets included in the calculation of net financial debt	(b)		5,753	5,499
Effective portion of cash flow hedges	(c)		608	215
Unrealized gain (loss) on net investment hedges	(c)		(26)	-
Net financial debt	(a)-(b)+(c)		35,859	37,980

(1)

Includes private issues EMTN (Euro Medium Term Notes) of France Telecom S.A. for 1,131 million euros at December 31, 2008 (1,722 million euros at December 31, 2007).

Previously, these loans were presented under Bank loans.

(2)

Finance lease liabilities primarily include:

-

Liabilities related to in-substance defeasance operations of Orange in the UK, for 813 million euros at December 31, 2008 (1,116 million euros at December 31, 2007), for which the final settlement payments are due after 2017 (See Note 29).

-

Liabilities related to QTE leases of France Telecom S.A., for 121 million euros at December 31, 2008 (98 million euros at December 31, 2007).

-

At December 31, 2007, liabilities related to QTE leases of Orange in Switzerland for 103 million euros. Orange in Switzerland discontinued this arrangement in 2008.

(3)

Including gross debt carried by securitization vehicles for receivables of France Telecom S.A., Orange France and Orange in the UK.

Debt maturity schedules are presented in Note 27 (Liquidity risk management).

Analysis of net financial debt by currency

The table below provides an analysis of net financial debt by currency after hedging derivatives.

(equivalent value in millions of euros at the year-end closing rate)	EUR	GBP	PLN	CHF	USD	Other	Total
Net debt by currency of issue (1)	25,062	3,964	845	522	4,258	1,208	35,859
Nominal amount of currency derivatives	3,341	126	640	457	(4,129)	(435)	-
Net financial debt by currency after taking into account the nominal amount of derivatives	28,403	4,090	1,485	979	129	773	35,859
(1) Including the market value of derivatives in local currency.

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Analysis of net financial debt by entity

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
France Telecom S.A.	30,195	32,392
TP Group	1,300	1,512
FT España	1,268	1,426
Securitization debt	1,231	1,111
Other	1,865	1,539
TOTAL	35,859	37,980

21.3  Perpetual bonds redeemable for shares (TDIRA)

On March 3, 2003, under the terms of the MobilCom Settlement Agreement (See Note 30), France Telecom issued 430,705 perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, representing a total amount of 6,073 million euros, of which 341,910 were reserved for members of the banking syndicate (the “Bank Tranche”) and 88,795 for MobilCom’s suppliers (the “Supplier Tranche”). The TDIRA are listed on Eurolist by Euronext Paris (international section) and were approved by the Commission des Opérations de Bourse (French Securities Regulator) on February 24, 2003.

They are redeemable for new France Telecom ordinary shares, at any time at the holders’ request or, under certain conditions as described in the appropriate information memorandum, at France Telecom’s initiative based on a ratio of 444.5073 shares for one TDIRA for the Bank Tranche (i.e. redemption price of 31.72 euros) and 376.5616 shares for one TDIRA for the Supplier Tranche (i.e. redemption price of 37.44 euros), as the initial ratio of 300 shares for one TDIRA has been adjusted several times to protect bondholders’ rights. In addition, during the first seven years, the redemption rate for the Bank Tranche of the TDIRA will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

Since January 1, 2006 and until December 31, 2009 inclusive, as France Telecom has fulfilled the credit rating and share price conditions as described in the above mentioned information memorandum, the interest rate on the TDIRAs has been 5.25%. It will be 3-month Euribor +2.5% thereafter. The interest is recorded on an annual basis in the income statement. On January 2, 2009, France Telecom paid a coupon of 171 million euros.

If no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay the payment of the coupon. The amount of interest due will bear interest at 12-month Euribor rate until the deferred payments are made. This deferred interest must be paid in full – including the related accrued interests – at the payment date of the coupon following any decision to pay a dividend or interim dividend and before redemption of the TDIRA. When payment is deferred, identified interests and/or capitalized interests are recognized as accrued interests and included in the “TDIRA” line under liabilities.

In 2008, France Telecom redeemed 44,637 TDIRA from the Bank Tranche for a nominal amount of 629 million euros including 517 million euros in respect of the liability component. Taking account of redemptions made since their issue, 230,382 TDIRA remain outstanding at December 31, 2008, including 143,360 for the Bank Tranche and 87,022 for the Supplier Tranche, for a nominal amount of 3,248 million euros.

The TDIRA are classified as hybrid instruments, with the following breakdown at December 31, 2008:

•

a liability component of 2,860 million euros;

•

an equity component before deferred taxes of 1,092 million euros.

The liability component breaks down as follows:

		Year ended
(in millions of euros)	Number	December 31, 2008	December 31, 2007
Opening balance	275,019	3,354	3,609
Redemptions (1)	(44,637)	(517)	(307)
Impact of measuring bonds at amortized cost		57	71
Change in accrued interests		(34)	(19)
Closing balance	230,382	2,860 (2)	3,354
Effective interest rate on the liability component		7.51%	8.90%
Interest expense		220	232

(1)

In 2008, the redemptions generated an expense of 48 million euros which represents the difference between amortized cost and the liability/equity breakdown on the redemption date (60 million euros at December 2007).

(2)

Including an amortized cost of 221 million euros at December 31, 2008 (203 million euros at December 31, 2007).

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21.4  Bonds, excluding TDIRA

The overall effective interest rates on bonds before derivatives amount to:

•

for France Telecom S.A., 6.33% at December 31, 2008 (6.40% at December 31, 2007);

•

for TP Group, 4.72% at December 31, 2008 (6.74% at December 31, 2007).

France Telecom S.A. – bonds convertible and/or exchangeable into new or existing France Telecom shares (OCEANE)

These are bonds with a nominal value of 2,581 euros that are convertible and/or exchangeable for new or existing France Telecom shares. They have been redeemable or exchangeable since October 20, 2004, at a rate of 103,621 France Telecom shares per bond, i.e. a conversion price of 24.91 euros per share. The initial ratio of 100 France Telecom shares per bond was adjusted on several occasions to protect the bondholders’ rights. These bonds are classified as hybrid instruments, with the following breakdown at December 31, 2008:

•

a liability component of 659 million euros;

•

an equity component before deferred taxes of 97 million euros.

The liability component breaks down as follows:

		Year ended
(in millions of euros)	Number	December 31, 2008	December 31, 2007
Opening balance	445,564	1,142	1,116
Redemptions	(194,177)	(501)	-
Impact of measuring bonds at amortized cost		26	26
Change in accrued interests		(8)	0
Closing balance	251,387	659 (1)	1,142
Effective interest rate on the liability component		5.18%	3.97%
Interest expense		18	18
(1) Including an amortized cost of 55 million euros at December 31, 2008 (70 million euros at December 31, 2007).

Since September 2008, France Telecom has redeemed OCEANE for a nominal value of 501 million euros.

The OCEANE were totally redeemed on January 2, 2009.

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France Telecom S.A. – Other bonds

All EMTN private issues are now presented under Bonds. In 2007, they were presented under Bank loans for an amount of 1,722 million euros.

				Outstanding at
INITIAL CURRENCY (in millions of euros)	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2008	December 31, 2007
Bonds maturing in 2008					4,610
FRF (3)	1,500	January 25, 2009	TEC10 (1) less 0.75	229	229
EUR (5)	50	May 11, 2009	5.294	50	50
EUR	2,500	December 23, 2009	7.000	2,500	2,500
EUR (5)	300	June 9, 2010	3.813	300	300
FRF (3)	3,000	July 25, 2010	5.700	457	457
EUR	1,000	October 14, 2010	3.000	1,000	1,000
EUR	1,400	November 10, 2010	6.625	1,400	1,400
USD (2)	3,500	March 1, 2011	7.750	2,432	2,299
GBP (2)	600	March 14, 2011	7.500	614	798
JPY (5)	15,000	May 10, 2011	1.820	119	91
JPY (5)	7,000	May 10, 2011	1.218	55	42
CAD	250	June 23, 2011	4.950	147	173
EUR	750	January 23, 2012	4.625	750	750
EUR (4)	1,225	February 21, 2012	4.375	1,225	1,000
CHF	400	April 11, 2012	2.750	269	242
GBP	250	May 24, 2012	5.500	263	341
EUR	3,500	January 28, 2013	7.250	3,500	3,500
EUR (4)	750	May 22, 2014	5.250	750	-
CHF	400	December 4, 2014	3.500	269	242
EUR (4)	1,150	October 14, 2015	3.625	1,150	1,000
CAD	200	June 23, 2016	5,500	118	138
EUR (4)	1,900	February 21, 2017	4.750	1,900	1,500
EUR (5)	100	December 4, 2017	2.600	100	100
GBP	500	December 20, 2017	8.000	525	682
EUR (4)	1,550	May 22, 2018	5.625	1,550	-
EUR (4)	465	July 25, 2018	EUR HICP (6)	465	-
GBP	450	November 10, 2020	7.250	472	614
EUR (5)	500	November 13, 2022	4.219	500	500
GBP	350	December 5, 2025	5.250	367	477
GBP (4)	500	November 20, 2028	8.125	525	-
USD (2)	2,500	March 1, 2031	8.500	1,769	1,697
EUR	1,500	January 28, 2033	8.125	1,500	1,500
GBP	500	January 23, 2034	5.625	525	682
GBP	250	March 29, 2037	6.000	263	341
Total other bonds outstanding				28,058	29,255
Accrued interests				827	930
Other adjustments				44	(42)
TOTAL				28,929	30,143

(1)

TEC10: variable-rate (constant benchmark index) with a 10-year maturity, determined by the Comité de Normalisation Obligataire.

(2)

Bonds with a step-up clause (clause that triggers an increase in interest payments if France Telecom’s credit rating from the rating agencies drops).

(3)

These bonds, initially denominated in French francs, have been translated into euros.

(4)

Bonds or new tranches issued during 2008.

(5)

EMTN private issues, which were previously presented under Bank loans.

(6)

EUR HICP: Harmonized Index of Consumer Prices, an indicator of inflation and price stability calculated by the European Central Bank.

France Telecom S.A.’s bonds at December 31, 2008 are repayable at maturity, and no specific guarantee has been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

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TP Group

				Outstanding at
INITIAL CURRENCY (in millions of euros)	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2008	December 31, 2007
Bonds maturing in 2008					543
EUR	300	July 5, 2011	4.625	300	300
Total bonds outstanding				300	843
Accrued interests				(1)	(2)
Other adjustments				8	8
TOTAL				307	849

21.5  Bank loans

The table below provides an analysis of bank loans by issuer:

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
TP Group (1)	1,420	523
FT España (1)	1,140	1,420
ECMS (1)	499	337
France Telecom S.A.	270	175
Other (2)	341	219
TOTAL	3,670	2,674
(1) Credit line drawdowns. (2) Includes 102 million euros of credit lines drawn down at December 31, 2008 (140 million euros at December 31, 2007).

The overall effective interest rates on bank borrowings before derivatives amount to:

•

for TP Group, 6.31% at December 31, 2008 (5.45% at December 31, 2007);

•

for FT España, 3.04% at December 31, 2008 (4.71% at December 31, 2007);

•

for ECMS, 12.59% at December 31, 2008 (10.21% at December 31, 2007);

•

for France Telecom S.A., 5.46% at December 31, 2008 (6.00% at December 31, 2007).

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Credit lines

At December 31, 2008, the France Telecom Group has access to credit facilities in the form of bilateral credit lines and syndicated credit lines.

	Year ended December 31, 2008
	Currency	Amount available in foreign currency (in millions)	Euro-equivalent (in millions)	Amounts drawn down (in millions of euros)	Maturity
Bank overdrafts
- France Telecom S.A.	EUR	150	150	-	-
Syndicated credit lines
- France Telecom S.A.	EUR	8,000	8,000	-	June 20, 2012
- TP Group	EUR	550	550	-	April 18, 2010
	PLN	2,500	602	602	February 20, 2011
- FT España	EUR	1,140	1,140	1,140	June 30, 2010
- ECMS	EGP	1,050	137	137	April 30, 2013
	EGP	1,639	214	214	August 14, 2014
	EGP	1,568	204	135	February 26, 2015
- Orange Slovensko	SKK	6,000	199	60	December 5, 2011
- Other			45	40
Bilateral credit lines
- TP Group	PLN	1,000	241	241	June 30, 2010
	EUR	117	117	117	June 15, 2012
	PLN	182	44	44	June 15, 2012
	PLN (1)	1,391	335	335	September 15, 2013
	EUR	59	59	59	December 15, 2015
	USD	18	13	13	January 2, 2021
- FT España	EUR	180	180	-	2009 (2)
- Other			31	0
TOTAL			12,261	3,137

(1)

Amounts may be drawn in different currencies (zloty, euro, dollar, pound sterling).

(2)

This credit line comprises six tranches of 30 million euros, with maturities between February 15 and December 21, 2009.

Most of the Group’s credit lines bear interest at floating rates.

Any specific contingent commitments in respect of compliance with financial ratios are presented in Note 27.4.

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Note 22     Derivative instruments

	December 31, 2008			December 31, 2007
(in millions of euros)	Assets	Liabilities	Net	Assets	Liabilities	Net
Cash flow hedge derivatives	572	(96)	476	11	(379)	(368)
Fair value hedge derivatives	127	(529)	(402)	43	(929)	(886)
Net investment hedge derivatives	-	(27)	(27)	-	-	-
Hedging derivatives	699 (1)	(652)	47	54 (2)	(1,308)	(1,254)
Amena price guarantee (3)	-	(810)	(810)	-	(516)	(516)
Derivatives held for trading	216	(543)	(327)	98	(288)	(190)
TOTAL DERIVATIVE INSTRUMENTS	915	(2,005)	(1,090)	152	(2,112)	(1,960)
• of which foreign exchange impacts			(980)			(1,774)
• of which interest rate impacts			700			322
(1) Of which 624 million euros non-current and 75 million euros current. (2) Of which 42 million euros non-current and 12 million euros current. (3) See Note 29.

22.1  Cash flow hedges

To hedge the exposure of some of their financial cash flows, the subsidiaries of the France Telecom Group have set up risk hedging policies.

Entity	Currency	Hedged nominal amount (in millions of currency units)	Maturity date of hedged item	Hedging instrument	Hedged risk
France Telecom S.A.	CAD	250	June 23, 2011	Cross-currency interest rate swaps	Currency risk
TP S.A.	EUR	130	July 5, 2011	Cross-currency swaps and cross-currency interest rate swaps	Currency risk
TP S.A.	EUR	44	June 15, 2012	Cross-currency swaps	Currency risk
TP S.A.	PLN	182	June 15, 2012	Interest rate swaps	Interest rate risk
France Telecom S.A.	CHF	400	December 4, 2014	Cross-currency interest rate swaps	Currency risk
France Telecom S.A.	CAD	200	June 23, 2016	Cross-currency interest rate swaps	Currency risk
France Telecom S.A.	EUR	350	July 25, 2018	Interest rate swaps	Interest rate risk (HICP inflation index)
FTImmoH	EUR	96	June 29, 2020	Interest rate swaps	Interest rate risk
France Telecom S.A.	USD	2,198	March 1, 2031	Cross-currency interest rate swaps	Currency risk

For each hedging relationship, the hedged item has an impact on the income statement:

•

each year on interest payment dates;

•

each year, on recognition of unrealized foreign exchange gains or losses upon revaluation of the nominal amount;

•

at maturity of the hedged item, on recognition of the realized foreign exchange gains or losses upon revaluation of the nominal amount.

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To hedge the exposure of some of their operating cash flows (purchase or sale) in foreign currencies, the subsidiaries of the France Telecom Group have set up risk hedging policies.

Entity	Currency	Hedged nominal amount (in millions of currency units)	Maturity date of hedged item	Hedging instrument	Hedged risk
Orange Romania	RON	79	2009	Forward purchases - Romanian lei	Operating income in Romanian leu
Orange in the UK	EUR	413	2009	Forward purchases - euros	Purchases in euros
Orange in Switzerland	EUR	58	2009	Forward purchases - euros	Purchases in euros
TP Group	EUR	53	2009/2012	Forward purchases - euros	Payment for UMTS license in euros

For each hedging relationship, the hedged item has an impact on the income statement of 2009.

Year ended
(in millions of euros)	December 31, 2008
Gain (loss) recognised in equity during the period	436
Amount reclassified from equity to income for the period	24
Effectiveness recycled to operating income	(2)
Effectiveness recycled to financial income	(22)
Ineffectiveness (finance costs, net)	(5)

As the nominal amount of the bonds issued in foreign currencies is revalued at the year-end closing rate in the financial statements, an unrealized foreign exchange gain or loss on the hedged item is recognized in the income statement. Accordingly, the unrealized foreign exchange gain or loss on the foreign exchange derivatives is recorded directly in the income statement to offset the impact.

22.2  Fair value hedges

The main purpose of the France Telecom Group’s fair value hedges is to switch its fixed-rate debt into variable rate debt and, for certain hedges, to convert foreign currency issues into euro issues.

Entity	Currency	Hedged nominal amount (in millions of currency units)	Maturity date of hedged item	Hedging instrument	Hedged risk
TP S.A.	EUR	10	July 5, 2011	Cross-currency swaps	Currency risk
France Telecom S.A.	USD	1,500	March 1, 2011	Cross-currency interest rate swaps	Interest and currency risk
France Telecom S.A.	JPY	15,000	May 10, 2011	Cross-currency interest rate swaps	Interest and currency risk
France Telecom S.A.	CHF	400	April 11, 2012	Interest rate swaps	Interest rate risk
France Telecom S.A.	GBP	250	May 24, 2012	Interest rate swaps	Interest rate risk
France Telecom S.A.	EUR	300	May 22, 2018	Interest rate swaps	Interest rate risk
France Telecom S.A.	EUR	115	July 25, 2018	Interest rate swaps	Interest rate risk (HICP inflation index)
France Telecom S.A.	GBP	350	December 5, 2025	Interest rate swaps	Interest rate risk, partial maturity hedge until December 5, 2010
France Telecom S.A.	GBP	500	January 23, 2034	Interest rate swaps	interest rate risk, partial maturity hedge until January 23, 2011
France Telecom S.A.	GBP	250	March 29, 2037	Cross-currency interest rate swaps	Interest and currency risk, partial maturity hedge until March 29, 2012

Year ended
(in millions of euros)	December 31, 2008
Gain (loss) recognised on hedging instruments existing at December 31, 2008	172
Accrued interests	(7)
Gain (loss) recognised on hedging instruments (excluding accrued interests) (1)	179
Gain (loss) recognised on hedged items	(170)
Ineffectiveness (finance costs, net)	9
(1) Used in effectiveness tests.

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 314

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22.3  Net investment hedges

In 2008, the France Telecom Group set up derivatives to hedge its foreign exchange risk on its net investment in Switzerland. These are cross currency interest rate swaps for which the foreign exchange component qualified as a net investment hedge.

At December 31, 2008, the hedged nominal amount adds up to 400 million euros for net assets in Swiss francs amounting to 865 million euros excluding net debt (See Note 27).

Year ended
(in millions of euros)	December 31, 2008
Gain (loss) recognised in equity during the period	(26)
Amount reclassified from equity to income for the period	-
Effectiveness recycled to income statement	-
Ineffectiveness (finance costs, net)	(1)

Note 23     Employee benefits

23.1  Key figures

		Year ended
(in millions of euros)	Notes	December 31, 2008	December 31, 2007
Pensions and other long-term employee benefit obligations	23.2	591	598
Provision for employment termination benefits	23.3 and 24	897	1,472
Liabilities connected with the employee shareholding plans		21	40
Other employer-related payables and payroll taxes due		1,647	1,778
Total employee benefit obligations		3,156	3,888
of which non-current employee benefits		559	535
of which current employee benefits		1,700	1,881
of which provisions		897	1,472

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23.2  Pensions and other long-term employee benefit obligations

Pensions and other long-term employee benefit obligations, which are estimated taking account of actuarial assumptions, comprise post-employment benefits and other long-term benefits.

Post-employment benefits include:

•

retirement compensation;

•

other pension plans: the benefits provided under these plans are primarily based on years of service and average compensation, or a monthly retirement benefit amount;

•

benefits other than pensions.

Other long-term benefits granted by France Telecom mainly concern seniority awards and long-term leaves.

France Telecom offers these benefits mostly under defined contribution plans. The Group’s obligations under defined contribution plans are limited to the payment of contributions to independant institutions, which are in charge of their administrative and financial management. The expense related to pensions recognized under defined contribution plans amounts to 990 million euros in 2008 (1,017 million euros in 2007).

France Telecom also uses defined benefit plans which, unlike defined contribution plans, create future obligations for the Group. Part of these obligations is pre-financed through employer and employee contributions, which are managed by separate legal entities whose investments are subjected to fluctuations in the financial markets. These entities are generally administrated by joint committees comprising representatives of the Group and of the beneficiaries. Each committee adopts its own investment strategy, which is designed to strike the optimum balance between liabilities to be funded and assets invested, based on specific analyses carried out by external experts. The implementation of the investment strategies is generally carried out by fund managers selected by the joint committees and depends on market opportunities. Assets are mostly invested in listed securities (equities, debt securities, mutual funds), and the use of other asset classes is limited.

The actuarial assumptions used for the main geographic areas, which account for 70% of France Telecom’s pension and other long-term employee benefit obligations, are the following:

	Year ended
	December 31, 2008	December 31, 2007
Euro area (1)
Discount rate	5.25% to 5.30% (long term) 4.50% (medium term)	5.00% to 5.50% (long term) 4.75% to 5.00% (medium term)
Average expected long-term increase in salaries	2% to 4%	2% to 4%
Long term inflation rate	2%	2%
Expected return on plan assets	4.30%	4.90%
UK (2)
Discount rate	6.50%	5.75%
Average expected long-term increase in salaries	3.25%	3.25%
Long term inflation rate	2.75%	3.25%
Expected return on plan assets	6.00% and 7.50%	5.50% and 7.25%
Poland (3)
Discount rate	6.00%	5.50%
Average expected long-term increase in salaries	3.50%	3.00%
Long term inflation rate	2.50%	2.00%

(1)

Obligations in this area amount to 54% of the Group’s total obligations.

(2)

Obligations in this area amount to 9% of the Group’s total obligations.

(3)

Obligations in this area amount to 7% of the Group’s total obligations.

The discount rates, which are determined by country or geographic area, are based on the yields of top-rated corporate bonds. They have been calculated based on external indices commonly used as a reference. Owing to unusual market conditions in 2008, the Group ascertained that these indices were relevant by analyzing their composition (and primarily, the quality of the issuers). When necessary, the indices including bond issues from certain financial institutions were restated. Due to the lack of a liquid market for corporate bonds in Poland, the discount rate applied is the rate on government bonds.

A 100 basis point fall in the discount rates used in the Euro area would lead to a 38 million euro increase in obligations.

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 316

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The expected long-term return on plan assets has been determined on the basis of a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

The retirement plan assets are mainly located in Kenya (39%), United Kingdom (26%), Switzerland (20%) and France (11%).

The following table provides a breakdown of France Telecom plan assets:

	Year ended
	December 31, 2008	December 31, 2007
Plan assets
Equities	24.0%	45.1%
Debt securities	33.8%	38.0%
Money market assets	25.3%	10.3%
Real estate	15.6%	5.6%
Other	1.3%	1.0%
TOTAL	100.0%	100.0%

The table below provides details on the movements in value of obligations related to defined benefit plans:

	Post-employment benefits				Year ended
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2008	December 31, 2007
Benefit obligations at the beginning of the year	348	300	66	251	965	943
Service cost	16	22	1	24	63	70
Discounting cost	17	16	3	3	39	36
Employee contributions	4	-	-	-	4	5
Plan amendments	-	1	-	-	1	17
Curtailments/settlements	(5)	(5)	(1)	(3)	(14)	(14)
Actuarial losses/(gains) arising from changes of assumptions	(19)	(2)	-	-	(21)	(15)
Actuarial losses/(gains) arising from experience	6	1	5	-	12	17
Benefits paid	(31)	(25)	(4)	(33)	(93)	(76)
Changes in the scope of consolidation	-	3	-	-	3	(6)
Acquisitions/disposals	164	(2)	-	7	169	-
Other (exchange differences)	(51)	(2)	(3)	(6)	(62)	(12)
Benefit obligations at the end of the year (A)	449	307	67	243	1 066	965
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	449	-	-	-	449	348
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	-	307	67	243	617	617

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Changes in plan assets break down as follows:

(in millions of euros)	Post-employment benefits				Year ended
	Annuity- based plans	Capital- based plans	Other post-employment benefits	Long-term benefits	December 31, 2008	December 31, 2007
Fair value of plan assets at the beginning of the year	257	-	-	-	257	246
Actual return on plan assets	(35)	-	-	-	(35)	17
- expected return on plan assets	14	-	-	-	14	13
- actuarial (gains)/losses arising from experience	(49)	-	-	-	(49)	4
Employer contributions	37	-	-	-	37	40
Employee contributions	4	-	-	-	4	5
Settlements	(4)	-	-	-	(4)	(10)
Benefits paid by the fund	(31)	-	-	-	(31)	(27)
Changes in the scope of consolidation	-	-	-	-	-	-
Acquisitions/disposals	161	-	-	-	161	-
Other (exchange differences)	(48)	-	-	-	(48)	(14)
Fair value of plan assets at the end of the year (B)	341	-	-	-	341	257

The corresponding provisions at end of 2008 are as follows:

(in millions of euros)	Post-employment benefits				Year ended
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2008	December 31, 2007
Net funded status (A)-(B)	108	307	67	243	725	708
Unrecognized actuarial gains/losses	(50)	(43)	(12)	-	(105)	(68)
Unrecognized prior service cost	-	(32)	(3)	-	(35)	(42)
Asset ceiling adjustment	-	-	-	-	-	-
Provisions	64	232	52	243	591	600
Net plan assets	(6)	-	-	-	(6)	(2)
• of which current provisions	0	18	3	40	61	83
• of which non-current provisions	64	214	49	203	530	517

Changes in provisions can be broken down as follows:

(in millions of euros)	Post-employment benefits				Year ended
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2008	December 31, 2007
Provision at the beginning of the year	78	214	55	251	598	581
Net periodic pension cost	22	43	4	22	91	111
Employer contributions	(37)	-	-	-	(37)	(40)
Benefits directly paid by the employer	-	(25)	(4)	(33)	(62)	(49)
Changes in the scope of consolidation	-	3	-	-	3	(6)
Acquisitions/disposals	3	(2)	-	7	8	-
Other	(8)	(1)	(3)	(4)	(16)	1
Provision at the end of the year	64	232	52	243	591	600
Net plan assets	(6)	-	-	-	(6)	(2)

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 318

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The following table provides a breakdown of the net periodic pension cost:

(in millions of euros)	Post-employment benefits				Year ended
	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	December 31, 2008	December 31, 2007
Service cost	16	22	1	24	63	70
Discounting cost (1)	17	16	3	3	39	36
Expected return on plan assets (1)	(14)	-	-	-	(14)	(13)
Actuarial (gains)/losses	4	2	-	-	6	13
Amortization of unrecognized prior service cost	-	8	-	-	8	10
Impact of curtailments/settlements	(1)	(5)	-	(5)	(11)	(5)
TOTAL	22	43	4	22	91	111
(1) Items included in the financial income.

The total amount of obligations arising from healthcare coverage amounts to 8 million euros at December 31, 2008. A one-point percentage increase or decrease in the assumed healthcare cost trend rate would have had no material impact on the valuation of obligations at December 31, 2008 or on the amount of the expense for 2008.

France Telecom plans to pay 22 million euros during 2009 for its defined benefit plans.

23.3  Provisions for employment termination benefits

Provisions for employment termination benefits are composed of:

•

early retirement plans in France for civil servants and employees under private contract;

•

other termination benefits.

The assumptions used for early retirement plans granted in France, which account for 99% of France Telecom’s obligations for termination benefits, are the following:

	Year ended
	December 31, 2008	December 31, 2007
Early retirement plan – France
Discount rate	4.00%	4.75%
Average expected long-term increase in salaries	2.00%	2.00%
Inflation rate	2.00%	2.00%

Due to the remaining duration of the early retirement plan, a reduction in the discount rate would not produce a material impact on the amount of obligations at the end of the year.

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The table below provides details of movements in the value of these obligations:

	Termination benefits		Year ended
(in millions of euros)	Early retirement plan	Other employment termination benefits	December 31, 2008	December 31, 2007
Benefit obligations at the beginning of the year	1,466	6	1,472	2,329
Service cost	-	4	4	1
Discounting cost	49	-	49	69
Employee contributions	-	-	-	-
Plan amendments	-	-	-	-
Curtailments/settlements	-	-	-	-
Actuarial losses/(gains) arising from changes of assumptions	26	-	26	(18)
Actuarial losses/(gains) arising from experience	9	-	9	(3)
Benefits paid	(661)	-	(661)	(907)
Changes in the scope of consolidation	-	(1)	(1)	-
Acquisitions/disposals	-	-	-	-
Other (exchange differences)	-	(1)	(1)	1
Benefit obligations at the end of the year	889	8	897	1,472
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly or partly funded	-	-	-	-
• o/w benefit obligations at the end of the year in respect of employee benefit plans that are wholly unfunded	889	8	897	1,472
Provisions at the end of the year	889	8	897	1,472
• of which current provisions	489	5	494	671
• of which non-current provisions	400	3	403	801

There are no plan assets associated with termination benefits.

The net periodic cost of these benefits is presented in the table below:

	Termination benefits		Year ended
(in millions of euros)	Early retirement plan	Other employment termination benefits	December 31, 2008	December 31, 2007
Service cost	-	4	4	1
Discounting cost (1)	49	-	49	69
Actuarial (gains)/losses	35	-	35	(21)
Amortization of unrecognized prior service cost	-	-	-	-
Impact of curtailments/settlements	-	-	-	-
Asset ceiling adjustment	-	-	-	-
TOTAL	84	4	88	49
(1) Item included in the financial income.

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 320

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Note 24     Provisions

24.1  Provisions analysis

(in millions of euros)	Notes	December 31, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	December 31, 2008
Early retirement plan	23.3 and 29	1,466	35	(661)	-	49	-	889
Other employment termination benefits	23.3	6	4	-	-	-	(2)	8
Restructuring provisions	24.2	191	149	(128)	(2)	1	(14)	197
Provisions for claims and litigations	30	472	106	(54)	(33)	-	4	495
Provisions for dismantling and restoring sites	24.3	532	-	(23)	-	18	39	566
Other provisions		582	186	(129)	(44)	-	(35)	560
TOTAL		3,249	480 (1)	(995)	(79) (2)	68	(8)	2,715
o/w non-current provisions		1,657	149	(798)	(35)	67	222	1,262
o/w current provisions		1,592	331	(197)	(44)	1	(230)	1,453
(1) Including a negative impact on operating income of 469 million euros. (2) Including a positive impact on operating income of 79 million euros.

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24.2  Restructuring provisions

(in millions of euros)	December 31, 2007	Additions	Utilizations	Reversals (releases)	Discounting	Changes in scope, reclassifications and translation adjustments	December 31, 2008
Employee termination benefits	3	19	(18)	-	-	(1)	3
Site reorganization costs	11	12	(10)	-	-	(1)	12
Other	4	-	-	-	-	1	5
Sub-total PCS (1) (2)	18	31	(28)	-	-	(1)	20
Employee termination benefits	5	21	(23)	-	-	(1)	2
Other	-	21	-	-	-	-	21
Sub-total HCS (1) (3)	5	42	(23)	-	-	(1)	23
Employee termination benefits	5	-	(4)	-	-	-	1
Site reorganization costs	29	2	(3)	-	-	(3)	25
Sub-total ECS (1) (4)	34	2	(7)	-	-	(3)	26
Employee termination benefits	45	52	(34)	(1)	1	(9)	54
Other	2	-	-	(1)	-	-	1
Sub-total TP S.A. (5)	47	52	(34)	(2)	1	(9)	55
Employee termination benefits	26	4	-	-	-	-	30
Site reorganization costs	27	18	(22)	-	-	-	23
Other	34	-	(14)	-	-	-	20
Sub-total France Telecom S.A. (6)	87	22	(36)	-	-	-	73
TOTAL	191	149	(128)	(2)	1	(14)	197

(1)

Excluding TP S.A. and France Telecom S.A.

(2)

At December 31, 2008, mainly concerns costs related to vacant leased properties in the United Kingdom.

(3)

At December 31, 2008, mainly concerns costs for FT e-commerce restructuring.

(4)

At December 31, 2008, mainly concerns costs related to vacant leased properties, principally at Equant.

(5)

At December 31, 2008, mainly comprises employee termination costs relating to TP S.A., in accordance with the restructuring plan (concerns approximately 4,900 people from 2008 to 2011).

(6)

At December 31, 2008, mainly comprises:

- departures in connection with the offer open to French civil servants of secondment within the public sector,

- costs related to leased properties that have become vacant,

- contributions to the Works Council in respect of early retirement plans.

24.3  Provisions for dismantling and restoring sites

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

At December 31, 2008, the provision booked for dismantling and restoring sites mainly covered costs relating to:

•

restoring mobile telephony antennae sites: 237 million euros (215 million euros at December 31, 2007);

•

dismantling telephone poles: 164 million euros (156 million euros at December 31, 2007);

•

management of waste electrical and electronic equipment: 64 million euros (65 million euros at December 31, 2007);

•

dismantling public telephones: 53 million euros (62 million euros at December 31, 2007).

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 322

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Note 25     Other liabilities and deferred income

25.1  Other liabilities

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
VAT payable	888	952
Other taxes	352	351
Cable network access fees	606	653
Deferred gains and losses on securities (1)	143	157
Other	711	594
TOTAL	2,700	2,707
of which other non-current liabilities	711	870
of which other current liabilities	1,989	1,837
(1) At December 31, 2008, this item mainly comprises the deferred gain following the merger of FT España, FTOT and Amena for an amount of 115 million euros.

25.2  Deferred income

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Prepaid telephone cards	577	634
Service access fees	898	1,000
Loyalty programs	208	128
Deferred revenue	1,017	1,146
Other	63	77
TOTAL	2,763	2,985

Note 26     Other information relating to share-based payment and similar compensation

The share-based payment expense is presented as follows:

(in millions of euros)	Notes	December 31, 2008	December 31, 2007
Free share award plans	26.1
France Telecom – France Plan		36	146
France Telecom - International Plan		19	-
ECMS		2	3
Employee shareholding plan	26.2	-	107
Stock option plans	26.3
France Telecom 2005		14	18
France Telecom 2007		9	5
Other		2	-
TOTAL		82	279

The share-based payment expense for 2008 is recognized with a corresponding increase in equity, except for the costs relating to the employee liabilities and the joint social contributions under the international free share award plan (6 million euros), which are recognized in the balance sheet under employee benefits.

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26.1  Free share award plans and similar compensation

France Telecom S.A. – France Plan

In 2007, France Telecom granted a free share award plan covering 10.8 million shares. The plan covers approximately 113,000 employees from France Telecom S.A. and most of its majority-owned French subsidiaries.

The free share award plan will vest on April 25, 2009 and the acquisition of the shares is contingent upon:

•

performance conditions: achievement of the cash flow set out in the NExT plan in 2007 and 2008, and cost of the plan to be covered by additional cash flow generated over the same period; the cash flow performance conditions were met in 2007 and 2008;

•

beneficiaries must be contractually employed by the Group at the end of the vesting period.

The expense recognized in 2008 amounts to 36 million euros, against equity. A further expense estimated at 12 million euros will be recognized over the remaining vesting period until April 25, 2009.

France Telecom S.A. – International Plan

In addition to the free share award plan granted in France, an International Plan has been set up in various countries.

The shares will be awarded on December 4, 2009 (December 4, 2011 in the United Kingdom). In countries were local regulations, tax laws or labor laws do not allow the award of free shares, the beneficiaries of the International Plan will receive a cash amount equivalent to the France Telecom S.A. share price on December 4, 2009.

The vesting conditions for shares and cash equivalent are the same as those applying under the France Plan.

The shares awarded may not be sold for a period of two years after the vesting date (three years for Spain) i.e. before December 4, 2011 (December 4, 2012 in Spain).

The fair value of the plan has been determined using a binomial model based on the following assumptions:

	Share award plan	Similar compensation plan (payment in cash)
Accounting grant date of rights (1)	03/18/2008	03/18/2008
Grant date of shares (or cash equivalent)	12/04/2009 or 12/04/2011	12/04/2009
End of non-transferability period	12/04/2011 or 12/04/2012	-
Price of underlying at the grant date of rights	21.50€	21.50€
Price of underlying at the closing date	-	19.96€
Subscription price (zero in the case of free share award plan)	0.00€	-
Expected dividend payout ratio	6.0%	6.0%
Risk-free yield	3.48%	3.48%
Lending-borrowing rate (2)	5.24%	-
Fair value per share of benefit granted to employees	17.21 to 17.95	19.13 (3)

(1)

Date of the individual information of beneficiaries.

(2)

If applicable, corresponds to the lending-borrowing rate on France Telecom shares used to calculate the non-transferability cost.

(3)

If the plan involves a cash payment, at each closing date, the per-unit fair value of the benefit granted to employees is adjusted based on changes in actuarial assumptions and on the France Telecom S.A. share price up to the date of payment.

The fair value of the instruments granted represents a total of 46 million euros, including a non-transferability cost of 2 million euros. The non-transferability discount has been estimated by valuing the cost of a hedging strategy, the market variables of which are described above, combining the forward sale of the non-transferable shares and the purchase of an equivalent number of transferable shares for cash, financed by borrowings due at maturity.

An expense of 19 million euros (including social contributions) is recognized at December 31, 2008, with corresponding entries:

•

in equity (13 million);

•

in employee benefits (liabilities and corresponding social contributions) for the cash-settled portion of the plan (6 million).

A further expense estimated at 27 million euros will be progressively recognized over the remaining vesting period until December 4, 2011.

ECMS

In 2007, ECMS granted a free share award plan covering 417,000 shares which will vest progressively over a period of 40 months.

The expense recognized in 2008 amounts to 2 million euros, with a corresponding entry in equity. A further expense estimated at 1 million euros will be progressively recognized over the remaining vesting period until August 22, 2010.

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26.2  Employee shareholding plan

As the French State sold 130 million of France Télécom shares in June 2007, employees and former employees of the France Telecom Group were proposed France Télécom shares and they acquired 14.4 million of them in 2007 (this number will be increased by a maximum of 0.6 million free shares offered by the French State subject to a holding period of three years applicable to the shares acquired under the transaction). As no vesting period was necessary to acquire shares, the full amount of the expense was recognised in 2007, for an amount of 107 million euros.

26.3  Stock option plans

Plans set up in 2008

No new stock option plan was granted during 2008 within the France Telecom Group.

Plans set up before 2008

France Telecom S.A. – 2007 plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Group. The options may be exercised during a period of seven years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options are subject to a non-transferability period ending on May 21, 2011. In addition, the options will not vest unless the beneficiaries have been employed by the Group for a period of at least three years beginning on of May 21, 2007.

TP S.A. – 2007 plan

TP S.A. granted 6,047,710 stock options to certain executive officers, exercisable for a period of seven years beginning on October 9, 2010 and ending on October 9, 2017.

The exercise price was set at 5.19 euros (by considering the closing exchange rate on December 31, 2008).

France Telecom S.A. – 2005 plan

In 2005, France Telecom S.A. granted stock options to its executive officers and employees. The scope of this plan was enlarged in 2006 following the consolidation of the Amena group. The weighted average exercise price is 23.46 euros.

The options are exercisable for a period of ten years. The vesting period is three years.

France Telecom S.A. plan (ex-Wanadoo)

Following the purchase of the minority interests in Wanadoo in September 2004, France Telecom undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom S.A. options. These options are exercisable for a period of ten years from 2006.

Orange

Orange stock option plans, which have been exercisable since 2006, can be split into four categories: “International”, “France”, “USA” and “Sharesave”.

Following the purchase of the minority interests in Orange, France Telecom proposed a liquidity contract to the holders of Orange stock options and, in September 2005, it issued options liquidity instruments to facilitate the delivery of France Telecom S.A.’s shares.

PLAN	Number of options granted	Remaining term to maturity (months)	End of vesting period
International	85,693,210	17	2006
France	45,983,363	19 to 49	2006
USA	3,621,755	16	2006
“Sharesave” UK Save - 5 years	4,037,379	-	2006
“Sharesave” UK Save - 3 years	5,839,507	-	2006
“Sharesave” Netherlands	232,186	-	2006

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Changes in stock option plans

The following table summarizes the stock option plans granted to France Telecom Group employees at December 31, 2008 and December 31, 2007:

	Year ended
	December 31, 2008		December 31, 2007
STOCK OPTION PLAN	Number of options	Weighted average exercise price (euros)	Number of options	Weighted average exercise price (euros)
FRANCE TELECOM PLAN (2005/2007)
Options outstanding at the beginning of the year	23,664,255	22.70	14,551,905	23.46
Granted	-	-	10,093,300	21.61
Exercised	(5,350)	23.46	(91,640)	22.58
Cancelled, lapsed	(1,034,340)	22.72	(889,310)	22.68
Options outstanding at the end of the year	22,624,565	22.70	23,664,255	22.70
FRANCE TELECOM PLAN (EX-WANADOO)
Options outstanding at the beginning of the year	4,869,159	20.36	6,880,597	21.82
Exercised	(204,334)	15.31	(1,326,010)	14.99
Cancelled, lapsed	(20,591)	22.07	(685,428)	45.43
Expired	-	-	-	-
Options outstanding at the end of the year	4,644,234	20.57	4,869,159	20.36
ORANGE PLAN (1)
Options outstanding at the beginning of the year	39,838,976	8.94	57,940,516	8.80
Granted	-	-	-	-
Exercised	(986,339)	7.51	(14,101,219)	8.12
Cancelled, lapsed	(566,098)	9.42	(4,000,321)	9.73
Options outstanding at the end of the year	38,286,539	8.97	39,838,976	8.94
TP S.A. PLAN
Options outstanding at the beginning of the year	6,033,024	6.03
Granted	-	-	6,047,710	6.03
Exercised	-	-	-	-
Cancelled, lapsed	(1,286,922)	6.16 (2)	(14,686)	5.73
Options outstanding at the end of the year	4,746,102	5.19 (3)	6,033,024	6.03
MOBISTAR PLAN
Options outstanding at the beginning of the year	-	-	1,831	34.15
Granted	-	-	-	-
Exercised	-	-	(1,831)	34.15
Cancelled, lapsed	-	-	-	-
Options outstanding at the end of the year	-	-	-	-

(1)

Due to the issuance of the options liquidity instruments and France Telecom’s decision to grant new shares, the exercise of these options results in issuing new France Telecom S.A. shares.

(2)

Exchange rate used: average rate for 2008.

(3)

Exchange rate used: closing rate at December 31, 2008.

Options exercisable at year-end

Options exercisable at year-end were as follows:

	Year ended December 31, 2008
STOCK OPTION PLANS	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range	Number of options exercisable at year-end
France Telecom plan (2005/2007)	22,624,565	90	21.61€ - 23.48€	13,068,815
France Telecom plan (ex-Wanadoo)	4,644,234	38	13.84€ - 48.70€	4,644,234
Orange plan	38,286,539	26	6.14€ - 10.00€	38,286,539
TP S.A. plan	4,746,102	105	5.19€	55,072

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	Year ended December 31, 2007
STOCK OPTION PLANS	Number of unexercised options at year-end	Weighted average residual vesting period (in months)	Exercise price range (euros)	Number of options exercisable at year-end
France Telecom plan (2005/2007)	23,664,255	101	21.61€ - 23.48€	-
France Telecom plan (ex-Wanadoo)	4,869,159	51	13.84€ - 48.70€	4,869,159
Orange plan	39,838,976	35	4.30€ - 10.00€	39,838,976
TP S.A. plan	6,033,024	117	6.03€	-

Note 27     Other information on exposure to market risks and financial instruments

France Telecom’s Treasury and Financing Committee reports to the Group Management Committee. It is chaired by the Group’s Deputy Chief Financial Officer and meets quarterly.

It sets the guidelines for managing the Group’s debt, especially its liquidity, interest rate, foreign exchange rate and counterparty risks exposure over the following months, and reviews past management (realized transactions, financial results).

27.1  Interest rate risk management

France Telecom seeks to balance its fixed-rate/variable-rate exposure in euros in order to minimize interest costs by using interest rate firm and conditional derivative instruments such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Management of fixed-rate/variable-rate debt

In 2008, France Telecom S.A. issued a total debt of 4.3 billion euros with an average maturity of approximately 10 years and a weighted average coupon of approximately 5.94%. Most of the notes issued during the second half 2008 were converted to variable-rate debt owing to prospective declines in interest rates.

At December 31, 2008, 85% of the Group’s net debt is at fixed rates, about the same as a year earlier (85.5% at December 31, 2007).

The average maturity of the Group’s net debt, excluding TDIRAs, is 7.5 years (7.1 years at end 2007).

Analysis of the Group’s sensitivity to changes in interest rates based on probable scenarios

The sensitivity of the Group’s financial assets and liabilities to interest rate risk is analyzed only for components of net financial debt. Only these components are interest-bearing and are therefore exposed to interest rate risk.

Sensitivity of financial expense

Based on a constant amount of debt and a constant management policy, a 1% rise in interest rates would result in an increase of 38 million euros in financial expense and a 1% fall in interest rates would result in a decrease of 21 million euros.

Sensitivity of financial debt

A 1% rise in interest rates would lead to a reduction in the market value of net financial debt after derivatives of approximately 1.50 billion euros, which represents 4% of its market value. A 1% fall in interest rates would lead to an increase of approximately 1.52 billion euros (4% of its market value).

Sensitivity of cash flow hedge reserves

A 1% rise in interest rates would reduce the market value of derivatives designated as cash flow hedges and the associated cash flow hedge reserves by approximately 46 million euros, which represents 8% of their current value. Conversely, a 1% fall in interest rates would result in a 58 million euro increase in these reserves, which represents 10% of their current value.

27.2  Foreign exchange risk management

Foreign exchange risk of entities

The Group’s foreign operations are carried out by subsidiaries that operate in their own country and in their own currency. Their operational exposure to currency risk is therefore fairly limited.

To hedge the exposure of some of their operating cash flows (purchase or sale) in foreign currencies, the subsidiaries of the France Telecom Group have set up risk hedging policies (See Note 22).

Translation risk at Group level

Due to its international presence, the France Telecom Group is exposed to foreign exchange risk arising from the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

The table below summarizes the sensitivity of France Telecom’s consolidated income statement to a change of plus or minus 10% in foreign exchange rates against the euro, arising from the conversion of income statements denominated in foreign currencies of its foreign subsidiaries.

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(in millions of euros)	Contribution to consolidated financial statements						Sensitivity to a change in exchange rates of main currencies against the euro
	EUR and SKK (1)	GBP	PLN	USD	Other currencies	Total	+10%	-10%
Revenues	36,417	6,024	5,138	1,140	4,769	53,488	1,367	(1,118)
Gross operating margin (2)	13,988	1,242	2,209	291	1,669	19,399	416	(340)
Operating income	7,943	460	969	188	712	10,272	180	(147)
(1) As Slovakia adopted the euro on January 1, 2009, the Group is no longer exposed to foreign exchange risk on the Slovak koruna. (2) See definition of GOM in Note 2.

France Telecom set up euro-zloty and euro-pound sterling economic hedges at the Group level in 2008 to reduce the foreign exchange risk related to the conversion of operating cash flows from Poland and the United Kingdom.

France Telecom S.A. generally hedges its foreign currency issues with derivatives or with assets in the same currency.

Foreign exchange risk at finance cost level

The Group’s subsidiaries finance themselves in their functional currency whenever possible.

The following table provides details of the exposure to foreign exchange rate fluctuations of the net financial debt in foreign currencies of the entities with the highest exposure to currency risks. It also shows the sensitivity of these entities to a probable 10% change in the foreign exchange rates of the currencies to which they are exposed.

(in millions of currency units)	Currency exposure							Sensitivity to a change in foreign exchange rates against the euro or the zloty (in millions of euros)
	USD	GBP	CHF	DKK	PLN	EUR	Total converted in euros	Change 10%	Change -10%
France Telecom S.A.	(17)	(18)	(83)	(1)	(0)	-	(87)	(10)	8
TP Group	(13)	-	-	-	-	(218)	(227)	(21)	25
Total (currency units)	(30)	(18)	(83)	(1)	(0)	(218)	(314)
Total (euros)	(22)	(18)	(56)	(0)	(0)	(218)	(314)

Translation and foreign exchange risks at balance sheet level

Due to its international presence, France Telecom Group’s balance sheet is exposed to foreign exchange fluctuations. A rise in the euro affects the translation into the consolidated balance sheet of subsidiaries’ assets denominated in foreign currencies. The currencies concerned are mainly the pound sterling and the zloty.

To hedge its largest foreign asset exposures, France Telecom has issued debt in the relevant currencies.

(in millions of euros)	Contribution to consolidated financial statements							Sensitivity to a change in all currencies against the euro
	EUR and SKK (1)	GBP	PLN	CHF	USD	Other currencies	Total	Change 10%	Change -10%
Assets excluding net debt by currency (2)	48,163	6,637	6,938	865	51	4,403	67,057	2,099	(1,718)
Net debt by currency (3)	28,403	4,090	1,485	979	129	773	35,859	828	(678)
Net assets by currency	19,760	2,547	5,453 (4)	(114)	(78)	3,630	31,198	1,271	(1,040)

(1)

As Slovakia adopted the euro on January 1, 2009, the Group is no longer exposed to foreign exchange risk on the Slovak koruna.

(2)

Net assets by currency do not include components of net financial debt.

(3)

See Note 21.2.

(4)

Net assets in zlotys attributable to equity holders of France Telecom S.A. amount to 2,715 million euros.

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In 2008, the decline in the pound sterling resulted in a 1.2 billion euro decline in gross financial debt.

To limit the translation risk on the balance sheet while taking advantage of attractive financing rates, in 2008, France Telecom secured 400 million euros of net investment hedges in Swiss francs.

27.3  Liquidity risk management

The France Telecom Group’s policy is that it must be able to meet its upcoming loan repayments from available cash and existing credit lines, without recourse to additional financing, for at least the next 12 months.

Diversified sources of financing

France Telecom has diversified sources of financing:

•

issues in the short-term securities markets under the commercial papers program;

•

regular issues in the bond markets under the EMTN program;

•

undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

In 2008, France Telecom took advantage of available market windows to prepare for refinancing its bond redemptions:

•

in March and April 2008, it issued three bonds series for 975 million euros via private issues and reopening existing bond issues;

•

in May 2008, it issued 2 billion euros in bonds in two tranches, a 6-year tranche and a 10-year tranche;

•

in September 2008, it issued 350 million euros in inflation-indexed bonds;

•

in November 2008, it issued i) an additional 300 million euro tranche of the 10-year bond issued in May 2008; ii) an additional 115 million euro tranche of the inflation-indexed bond; and iii) a 500 million pound sterling (approximately 590 million euro) bond issue.

France Telecom’s five-year Credit Default Swap remained relatively stable in 2008, by comparison with the market, with an average spread of approximately 97 basis points.

Liquidity of investments

France Telecom invests its cash surplus in negotiable debt securities, mutual funds (OPCVM) and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for terms of less than three months.

Smoothing debt maturities

Debt maturities are spread consistently over the next years, as evidenced by the average maturity of net debt, which is 7.5 years at the end of 2008.

The following table shows undiscounted future cash flows for each financial liability shown on the balance sheet. The key assumptions used are:

•

amounts in foreign currencies are translated at the year-end closing rate;

•

future variable-rate interest is based on the last fixed coupon, except if a better estimate is available;

•

as the perpetual bonds redeemable for shares (TDIRA) are undated, redemptions of the nominal amount are not dated. In addition, from January 1, 2010, interest payable on the bonds will switch to a variable rate over an undetermined period of time (See Note 21.3). Accordingly interest from that date is no longer included as it would not provide relevant information;

•

the maturity dates of revolving credit facilities are the contractual maturity dates.

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(in millions of euros)	Note	December 31, 2008	H1 2009		H2 2009
			Nominal amounts	Interests	Nominal amounts	Interests
TDIRA	21	2,860	-	171	-	-
Bonds, excluding TDIRA	21	29,932	930	967	2,500	775
Bank loans	21	3,670	561	108	573	83
Finance lease liabilities	21	1,233	80	26	28	23
Commercial papers	21	603	600	4	-	-
Bank overdrafts	21	132	132	-	-	-
Securitized debt	21	1,231	436	-	795	-
Other financial liabilities	21	224	45	4	46	3
Financial liabilities at amortized cost excluding trade payables		39,885	2,784	1,280	3,942	884
Commitment to purchase minority interests	21	55	52	-	-	-
Amena price guarantee	22	810	810	-	-	-
Derivatives - liabilities	22	1,195	41	27	1	42
Derivatives - assets	22	(915)	(84)	(29)	(29)	5
Gross financial debt after derivatives		41,030	3,603	1,278	3,914	931
Deposits received from customers		133	-	-	-	-
Trade payables		10,017	8,728	12	707	11
TOTAL FINANCIAL LIABILITIES (INCLUDING DERIVATIVE ASSETS)		51,180	12,331	1,290	4,621	942

At December 31, 2008, the liquidity position of France Telecom is sufficient to cover its 2009 commitments linked to the net financial debt:

		Year ended
	Note	December 31, 2008
Bank overdrafts	21	(132)
Cash and cash equivalents	17 and 18	4,800
Other financial assets at fair value, excluding derivatives	18	611
Available undrawn amount of credit facilities	21	9,124
Liquidity position		14,403

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2010		2011		2012		2013		2014 and beyond		Undated	Non- cash items (1)
Nominal amounts	Interests	Nominal amounts	Interests	Nominal amounts	Interests	Nominal amounts	Interests	Nominal amounts	Interests	Nominal amounts
-	-	-	-	-	-	-	-	-	-	3,248	(388)
3,186	1,548	3,670	1,274	2,510	1,137	3,500	1,026	12,748	8,623		888
675	137	858	102	509	84	138	50	327	25		29
75	45	88	42	103	38	168	32	631	80		60
-	-	-	-	-	-	-	-	-	-		3
-	-	-	-	-	-	-	-	-	-		-
-	-	-	-	-	-	-	-	-	-		-
8	5	15	5	12	4	11	4	89	13		(2)
3,944	1,735	4,631	1,423	3,134	1,263	3,817	1,112	13,795	8,741	3,248	590
3	-	-	-	-	-	-	-	-	-		-
-	-	-	-	-	-	-	-	-	-		-
-	63	839	-	106	20	-	38	58	362		150
(1)	(18)	(21)	(30)	-	(22)	-	(10)	115	(222)		(895)
3,946	1,780	5,449	1,393	3,240	1,261	3,817	1,140	13,968	8,881	3,248	(155)
-	-	-	-	-	-	-	-	133	-		-
104	37	36	11	30	11	29	11	300	138		83
4,050	1,817	5,485	1,404	3,270	1,272	3,846	1,151	14,401	9,019	3,248	(72)
(1) The amounts shown in this column are used to reconcile the nominal amounts breakdown with the balance on the balance sheet.

Cash collateral on derivatives

The Group has negotiated cash collateral agreements which may result in monthly amounts payable to or receivable from various banks, representing the mark-to-market impact of all derivative instruments set up with these banks. Consequently, the amount of this cash collateral varies as the value of these operations changes in line with interest and exchange rates, and the thresholds set in the contracts. The amounts do not therefore change on a linear basis or identically by instrument. For France Telecom S.A., the amount of cash collateral is highly correlated with changes in the US dollar given the importance of cross-currency “euro borrower/US dollar lender” swaps in the derivatives portfolio. As the market value of foreign exchange derivatives increased over the period, primarily due to the appreciation in the euro-US dollar exchange rate, the deposit amounts to 238 million euros at December 31, 2008 (788 million euros at December 31, 2007). These deposits are presented under “Loans and other receivables” (See Note 17).

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France Telecom’s debt ratings

France Telecom’s debt ratings did not change in 2008. At December 31, 2008, they are as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

A portion of the debt (4.8 billion euros of the outstanding balance at December 31, 2008) is subject to step-up clauses. This amount does not include the TDIRA, whose step-up clauses are described in Note 21.

As France Telecom’s ratings did not change in 2008, the step-up clauses were not triggered.

27.4  Management of covenants

Commitments with regard to financial ratios

Neither France Telecom S.A. nor TP Group has any credit facilities or borrowings subject to specific covenants with regard to financial ratios.

In respect of its 2003 bank financing contract, FT España must comply with the following ratios:

•

a EBITDA to interest expense ratio equal to or greater than 6.00 (EBITDA and interest expense as defined in the contracts;

•

a net bank debt to EBITDA ratio equal to or less than 2.60 (net bank debt and EBITDA as defined in the contracts).

In respect of its 2005, 2007 and 2008 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt to EBITDA ratio equal to or less than 3.00 (net senior debt and EBITDA as defined in the contracts).

In addition, in respect of its 2005 bank financing contracts, ECMS must comply with the following covenant:

•

a net senior debt below 9.7 billion Egyptian pounds (net senior debt as defined in the contracts).

At December 31, 2008, these ratios are fully compliant.

As regards structured financing contracts, several refund scenarii are possible for France Telecom S.A.’s trade receivables securitization programs: (i) standard repayment scenarios on the contractual maturity date of the programs; (ii) accelerated payment, notably in the event that France Telecom’s long-term rating is downgraded to BB- or Ba3. In the case of accelerated payment, the securitization conduits cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interests progressively.

Commitments related to instances of default or material adverse changes

Most of France Telecom’s financing agreements, including in particular the 8 billion euro syndicated credit facility set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program, are not subject to cross default or prepayment clauses in the event of a material adverse change. When such clauses exist, accelerated repayment clauses stipulate that default on a given contract does not automatically lead to the accelerated repayment of all other contracts.

27.5  Credit risk and counterparty risk management

Financial instruments that could potentially subject France Telecom to concentrations of counterparty risk consist primarily of trade receivables, cash and cash equivalents, investments and derivative financial instruments.

France Telecom considers that it has an extremely limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and foreign countries. In addition, the maximum value of the counterparty risk on these financial assets is equal to their recognized net book value. An analysis of credit risk on net trade receivables past due is provided in Note 17.

France Telecom’s policy is to invest its cash, cash equivalents and marketable securities with financial institutions and industrial groups with a long-term rating of A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

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France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom also has collateralization agreements with the main counterparties to which it has the highest exposures. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. Limits are set based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Treasury and Financing Management Division. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved. These ratios are monitored periodically to reflect the risk. Limits are monitored and reported daily to the Group treasurer and head of dealing room.

27.6  Equity market risk

At December 31, 2008, France Telecom S.A. has no option to purchase its own shares and holds 10,113,380 treasury shares (See Note 20.2). Besides, the Group’s exposure to market risk on shares of listed companies included in assets available for sale is not material and mutual funds investments (OPCVM) held at year-end do not contain any equity component. The France Telecom Group is exposed to equity risk through certain retirement plan assets (See Note 23) and, to a limited extent, through free share award plans and similar compensation (See Note 26.1).

Lastly, the representation of France Telecom’s assets on the balance sheet may be affected by the market value of its subsidiaries’ shares, which is one of the measurement variables used in impairment testing.

27.7  Equity management

France Telecom manages its equity as part of a balanced financial policy, aiming both to ensure flexible access to the capital markets, including for the purpose of investing in value creating projects, and to provide its shareholders with an attractive remuneration. This remuneration determined on the basis of the Group’s organic cash flow, while taking account of sector practices.

Organic cash flow is measured as net cash provided by operating activities less acquisitions of property, plant and equipment and intangible assets (net of the change in non-current trade payables) plus the proceeds on disposal of property, plant and equipment and intangible assets. Organic cash flow is not an explicit measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies.

This policy has led France Telecom to set targets for net financial debt to EBITDA and shareholders’ remuneration.

EBITDA (earnings before interest, taxes, depreciation and amortization) corresponds to the operating income before depreciation and amortization and before impairment of goodwill and impairment of non-current assets. In addition to items covered by the Gross Operating Margin (GOM) which was used until now, EBITDA includes employee profit sharing and share-based compensation, gains/losses on disposal of assets, restructuring costs and the share of profits/losses of associates. EBITDA is included as additional information and should not be considered as a substitute for operating income. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

The targets for 2009 are as follows:

•

the group will continue to reduce debt with a net debt to EBITDA ratio below 2 in order to preserve the Group’s financial independence and flexibility;

•

the group will keep a distribution rate above or equal to 45% of its organic cash flow while maintaining a strong liquidity position.

	Year ended
	December 31, 2008	December 31, 2007
Net financial debt to GOM ratio	1.85	1.99
Organic cash flow (in millions of euros)	8,016	7,818
Dividends paid by the parent company (in millions of euros)	(4,949) (1)	(3,117)
(1) Including the 1,563 million euro interim dividend paid in 2008.

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Note 28     Other information on the fair value of financial assets and liabilities

The main methods and assumptions used to estimate the fair value of financial instruments are described below.

Assets available for sale

The market value of non-consolidated investment securities in quoted companies and listed marketable securities is based on quoted prices at year-end.

Unlisted securities are measured using available information such as transaction value, discounted future cash flows and comparable multiples.

Loans and receivables

For cash and cash equivalents, trade receivables and various deposits, France Telecom considers their carrying amount to be the best estimation for market value, due to the short-term maturity of these instruments.

Financial assets at fair value through profit or loss

For very short-term investments such as deposits, certificates of deposit, commercial papers or negotiable debt securities, France Telecom considers that the nominal value of the investment and the related accrued interest, to be the best estimation for market value.

The market value of mutual funds (OPCVM) is the latest settlement value.

Financial liabilities at amortized cost

For trade payables and deposits received from customers, France Telecom considers the carrying value to be the best estimation for market value, due to the high liquidity of these instruments.

The market value of financial liabilities is determined using:

•

market value, for quoted bonds and for convertible, exchangeable and indexed bonds;

•

the present value of estimated future cash flows, discounted using rates available to France Telecom at the end of the period, for unlisted instruments.

The results calculated using the internal valuation model are systematically benchmarked with the values provided by the banks.

Financial liabilities at fair value through profit or loss

The market value of firm or conditional commitments to purchase minority interests is measured in accordance with the clauses of the contracts.

Derivative instruments

The market value of the Amena price guarantee is based on a valuation model for call options, using the following variables: market value and volatility of the underlying element, maturity of the option and a risk-free interest rate.

The market value of other derivative instruments is determined using the present value of estimated future cash flows, discounted using rates available to France Telecom at the end of the period. The results calculated using the internal valuation model are systematically benchmarked with the values provided by the banks.

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(in millions of euros)	Note	Year ended
		December 31, 2008					December 31, 2007
		Book value	Estimated fair value	Quoted price	Models based on observable variables	Other	Book value	Estimated fair value
Assets available for sale	15	203	203	13	-	190	518	518
Listed investment securities		13	13	13	-	-	47	47
Unlisted investment securities		96	96	-	-	96	354	354
Other		94	94	-	-	94	117	117
Loans and receivables	17	8,814	8,814	-	-	8,814	9,900	9,900
Trade receivables		6,163	6,163	-	-	6,163	6,556	6,556
Cash		1,034	1,034	-	-	1,034	1,303	1,303
Deposits and sundry items		1,236	1,236	-	-	1,236	1,636	1,636
Other		381	381	-	-	381	405	405
Assets at fair value through profit or loss, excluding derivatives	18	4,377	4,377	866	-	3,511	3,212	3,212
Mutual funds (OPCVM)		866	866	866	-	-	69	69
Other investments		3,511	3,511	-	-	3,511	3,143	3,143
Financial liabilities at amortized cost	21	50,035	51,008	1,192	34,336	15,480	51,241	52,237
Financial liabilities		39,885	40,858	1,192	34,336	5,330	41,226	42,222
Trade payables		10,017	10,017	-	-	10,017	10,015	10,015
Other		133	133	-	-	133	-	-
Financial liabilities at fair value through profit or loss, excluding derivatives	21	55	55	-	-	55	78	78
Net derivatives	22	1,090	1,090	-	280	810	1,960	1,960
Amena price guarantee		810	810	-	-	810	516	516
Other derivatives		280	280	-	280	-	1,444	1,444

The market value of France Telecom’s net financial debt amounts to 36,832 million euros at December 31, 2008 (38,976 million euros at December 31 2007).

Note 29     Off-balance sheet commitments and contractual obligations

At December 31, 2008, management considers that to the best of its knowledge, there were no existing commitments, other than those described in this note, likely to have a material effect on the current or future financial position of France Telecom.

Details of commitments and contractual obligations reflected on the balance sheet

The table below provides a schedule of commitments and contractual obligations reflected on the balance sheet at year-end. It covers gross financial debt after derivatives, early retirement plans, pensions and other post-employment benefits, and the TDIRA equity component.

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COMMITMENTS AND CONTRACTUAL OBLIGATIONS REFLECTED ON THE BALANCE SHEET AT DECEMBER 31, 2008

	Balance sheet at December 31, 2008		Schedule of undiscounted future cash flows
(in millions of euros)	Note	Total/Ceiling	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Gross financial debt after derivatives	21	41,030	9,726	5,726	6,842	4,501	4,957	22,849
• o/w Credit line drawdowns (1)		3,137	1,147	756	907	556	172	139
• o/w OCEANE and TDIRA (2)		3,519	830	-	-	-	-	-
• o/w Finance leases		1,233	157	120	130	141	200	711
• o/w Amena price guarantee (3)		810	810	-	-	-	-	-
Early retirement plan	24	889	489	310	120	9	-	-
Pensions and other post-employment benefits	23	591	92	124	106	82	72	362
TOTAL		42,510	10,307	6,160	7,068	4,592	5,029	23,211

(1)

Before accounting for the impact of derivatives.

(2)

Maximum amounts assuming no conversion or exchange. As the TDIRAs are undated, redemptions are not included in the schedule.

(3)

Earliest date on which the guarantee may be exercised. See below.

Amena price guarantee

At the time of the acquisition by France Telecom, on November 8, 2005, of Auna Operadores de Telecomunicaciones SA, which owns Retevision Movil SA (Amena), those shareholders holding the residual interest in Auna undertook not to sell their shares for a period of three years except in the event of a transfer to a Spanish entity that is not a competitor of France Telecom. At the end of this period, and for an initial period of one month (which was extended by mutual consent until March 5, 2009), the minority shareholders and France Telecom may discuss the potential purchase of these interests. After March 5, 2009, and for a period of six months, certain minority shareholders may decide to sell all of their shares provided that they have received from a third party, a “Bona Fide Offer”, defined as an offer at least equal to a floor valuation of the shares as established by two investment banks. After receiving the “Bona Fide Offer”, the minority shareholders are required to notify France Telecom, which may decide to acquire the shares or not.

If it acquires the shares, France Telecom has undertaken to pay a price per share at least equal to 90% of the price it paid for the Auna shares in 2005 plus capitalized annual interest of 4.5% (the “Guaranteed Price”). If it does not acquire the shares, France Telecom undertakes to indemnify the minority shareholders, if they actually sell their shares, for any negative difference between the price of the “Bona Fide Offer” and the “Guaranteed Price”. This price guarantee given to minority shareholders has been accounted for as a “synthetic” derivative and measured at fair value at December 31, 2008 for an amount of 810 million euros.

After the six-month period:

•

the minority shareholders may ask for the company’s shares to be listed. The value of the shares must then be established by two investment banks. At any moment up to the date a prospectus is filed with the relevant stock exchange authorities, France Telecom can exercise its preemption right on the shares held by the minority shareholders, at a price at least equal to the Guaranteed Price per share;

•

for a period of five years after that date, France Telecom will hold a call option on the shares held by the minority shareholders, which may be exercised at a price equal to the higher of (i) the fair value of the shares or (ii) the Guaranteed Price.

29.1  Leasing commitments

MINIMUM FUTURE LEASE PAYMENTS DUE UNDER NON-CANCELABLE LEASES AT DECEMBER 31, 2008, BY MATURITY

(in millions of euros)	Total	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Operating leases (1)	6,184	1,116	1,024	798	651	592	2,003
Finance leases (2)	1,459	157	120	130	141	200	711

(1)

Includes lease payments in the form of overhead (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of a portion of France Telecom’s real estate assets (see below).

(2)

Included in financial debt (See Note 21). Including (i) lease payments on France Telecom S.A.’s QTE leases and (ii) 286 million in interest.

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As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, the Group undertook to re-lease these buildings under commercial operating leases, except for certain assets vacated in the short term. The Group may choose whether or not to renew these leases upon expiry or to replace them by other leases with renegotiated terms and conditions. The rental expense in respect of property sold under these disposal plans amounted to 318 million euros as of December 31, 2008.

29.2  Investment and goods and services purchase commitments

PAYMENTS DUE BY MATURITY AT DECEMBER 31, 2008

(in million of euros)	Total	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Investment and goods and services purchase commitments	5,564	2,835	942	705	515	244	323

The most significant commitments to purchase goods and services entered into by the Group are contracts to purchase handsets and network equipment, services, content and telecommunication connections. Such purchases may form part of multi-year contracts. The main commitments at December 31, 2008 relate to the following:

•

the purchase of transmission capacity for an overall amount of 1,132 million euros, of which 688 million euros related to the provision of satellite transmission capacity (comprising contracts with different commitment maturities up until 2015);

•

purchases of mobile telephony equipment for an aggregate amount of 324 million euros;

•

maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of 156 million euros;

•

the acquisition of three out of the twelve lots put up for sale by the French Ligue de Football Professionnel relating to rights to broadcast Ligue 1 matches for the next four seasons. The total amount of commitments amounted to 846 million euros, payable in installments up to 2012;

•

the acquisition of rights to broadcast content, principally from film studios, for the requirements of the Orange Cinéma Séries Service, for an estimated total amount of 337 million euros (the maturities of these commitments under the different contracts are spread out over time until 2014 depending on the contract).

Moreover, in respect of the Group’s largest investments, FT España had committed to investing 368 million euros from January 1, 2006 as part of the program to expand network coverage in rural areas of Spain. As of December 31, 2008, the Group considers that it has achieved the target and that this undertaking has been fulfilled. The bank guarantee relating to this undertaking will be released once the Spanish government has carried out the necessary verifications and notified FT España that it agrees that the undertaking has been fulfilled.

As part of the license award process, the Group has made certain commitments to various government authorities in terms of network coverage, number of subscribers and service quality. Meeting these commitments will require substantial investment expenditure in future years to roll out and enhance the networks. These commitments are not shown in the table above since they are not quantifiable. Non-compliance with these obligations could result in fines and other sanctions ultimately leading to withdrawal of licenses awarded. Management believes that the Group has the ability to fulfill these commitments to government authorities.

29.3  Guarantees

Guarantees given to the third parties in the ordinary course of business

The Group provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom S.A. and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’’s commitments in relation to the initial commitments undertaken by the entities concerned.

(in millions of euros)	Total/Ceiling	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Guarantees given to third parties by France Telecom in the ordinary course of business	173	31	6	3	15	21	97

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The Group has not provided any material guarantees to cover the commitments of consolidated subsidiaries in which there are significant minority interests.

The Group’s main commitments relating to borrowings are set out in Note 27.

Certain investments and other assets have been pledged to, or used as collateral for financial institutions to cover bank borrowings and credit lines (See Note 29.5).

Asset and liability guarantees granted in relation to disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, the Group is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties.

At December 31, 2008, the main warranties in effect are those granted to:

•

Tower Participations and its subsidiaries as part of the disposal of TDF, with a ceiling of 636 million euros. At December 31, 2008, the only specific warranties outstanding were given in relation to taxation and environmental law;

•

Deutsche Telekom as part of the disposal of its mobile and internet businesses in the Netherlands. The warranties are capped at 260 million euros and will expire in 2009, except for the warranties given in relation to taxation, which are capped at 400 million euros and will expire at the end of the statutory limitation period;

•

as part of the disposals of Casema and Orange Denmark. At December 31, 2008, the only warranties remaining were tax-related.

Management believes that the risk of these warranties enforced upon is remote or that the potential consequences of their being called upon are not material with regard to the Group’s results and financial position.

Guarantees given to third parties under France Telecom S.A. QTE leases

(in millions of euros)	Total/Ceiling	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Guarantees given to third parties by France Telecom under France Telecom S.A. QTE leases.	332	-	9	-	10	-	313

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom delivered to investors, and then leased back, certain items of telecommunications equipment. Under these transactions, France Telecom guaranteed investors future payments of rents for a combined maximum of 435 million US dollars at December 31, 2008.

Under these QTE leases, France Telecom also provided counter-guarantees to the banks that granted letters of credit to investors. At December 31, 2008, the cumulative amount of letters of credit was 28 million US dollars, after taking into account the unwinding of certain transactions in December 2008.

France Telecom considers the risk that these guarantees will be called to be negligible.

29.4  Commitments to acquire or subscribe to securities

Unconditional commitments

Under the investment agreement signed with its partners in Orange Uganda in September 2008 (See Note 3), France Telecom has undertaken to participate in the company’s financing via a 68 million US dollar share issue to be carried out in three tranches as from May 2009. As such, France Telecom shall be required to subscribe up to its 53% share and may in addition be required to substitute itself for any other shareholders that choose not to subscribe. The maximum amount of this commitment is therefore 68 million US dollars.

At December 31, 2008, France Telecom had no other material commitment to unconditionally acquire or subscribe to any securities.

Conditional commitments

As part of agreements between France Telecom and its partners within jointly held subsidiaries, France Telecom has conditionally undertaken to purchase shares held by such partners or to subscribe for new share issues or to sell its holdings. At December 31, 2008, the main agreements concerned Mobinil (Egypt), Sonaecom (Portugal) and Orange Austria (ex-One).

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(in millions of euros)	Total	Before end December 2009	Before end December 2010	Before end December 2011	Before end December 2012	Before end December 2013	As from January 2014
Conditional commitments to acquire or subscribe to securities (1)	314	-	6	18	-	-	290

(1)

When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date. Mainly comprises Mobinil (Egypt) in the event of a change of control of one of the parties.

Mobinil (Egypt)

The shareholders’ agreement which governs relationships between France Telecom and Orascom provides that in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over the shares. The exercise price of the put options is equal to the market value of the shares, determined on the basis of the share price of ECMS, a listed company whose total market capitalization was 1.8 billion euros on December 31, 2008 and which was 51% owned by Mobinil, which in turn is 71.25% owned by France Telecom. On this basis, France Telecom’s maximum commitment at December 31, 2008 amounted to 272 million euros.

The shareholders’ agreement governing the relationships between France Telecom and Orascom within Mobinil provides that in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party’s shares. The initial price offered may not be less than the market value of the shares, determined on the basis of the share price of ECMS. On August 8, 2007, Orascom initiated arbitration proceedings regarding the applicability of this provision (See Note 30).

Sonaecom (Portugal)

Under the agreements signed in June 2005 by which France Telecom acquired an interest in Sonaecom, Sonae had a call option and France Telecom had a put option exercisable in the event of the non-renewal of the strategic partnership agreement between the two parties initially fixed at a term of three years. As this strategic partnership was renewed in October 2008 for a further three year period and under new terms and conditions, the options held by France Telecom and Sonae have lapsed.

Sub-Group Orange Austria (ex-One)

Upon their acquisition of the entire share capital of Orange Austria (ex-One), the investment fund Mid Europa Partners and France Telecom entered into a shareholders’ agreement which contains clauses governing transfer of the shares. Under the agreement, the parties undertake not to sell their holdings for a period of four years as of the acquisition date (i.e. until October 2, 2011). France Telecom has granted Mid Europa Partners a call option over its shares in the company at their market price should France Telecom make acquisitions giving rise to a conflict of interest. Upon expiration of the lock-up period, each shareholder has a right of first refusal over the shares of the other party should that party decide to sell them. France Telecom also has a call option over the shares owned by Mid Europa Partners upon expiration of the lock-up period.

29.5  Commitments relating to employees other than pensions and other post-employment benefits

Regarding individual training rights for employees of French entities of the France Telecom Group, vested training rights not yet used totaled approximately 5 million hours at December 31, 2008.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to statutory training rights in France Telecom’s financial statements for the year ended December 31, 2008.

29.6  Assets covered by commitments

The table below demonstrates the extent to which France Telecom has full rights of use over its assets at December 31, 2008.

		Year ended
(in millions of euros)	Note	December 31, 2008	December 31, 2007
Assets held under finance leases	29.6.1	602	573
Non-current pledged or mortgaged assets	29.6.2	1,261	1,553
Collateralized current assets		210	377
Securitized receivables		2,526	2,653
TOTAL		4,599	5,156

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Assets held under finance leases

The amount of assets held under finance leases mainly included 143 million euros in respect of Orange’s in-substance defeasance operation in the United Kingdom at December 31, 2008 (219 million euros at December 31, 2007).

Non-current pledged or mortgaged assets

Non-current pledged or mortgaged assets correspond to assets given as guarantees.

	Year ended December 31, 2008
(in millions of euros)	Total on balance sheet line (a)	Amount of asset pledged or mortgaged (b)	Percentage (a)/(b)
Intangible assets, net (excluding goodwill)	14,451	4	0%
Property, plant and equipment, net	26,534	11	0%
Non-current loans and receivables (1)	1,554	1,246	80%
Other (2)	37,090	- (3)	n/a
TOTAL NON-CURRENT ASSETS	79,629	1,261	2%

(1)

Including 1,005 million euros (nominal + interest) in the escrow account pursuant to the European Commission proceedings relating to the special French business tax (taxe professionelle) (see Notes 17.2 and 30).

(2)

This item includes net goodwill, interest accounted for by the equity method, assets available for sale and net deferred tax assets.

(3)

The value of the Orange Austria (ex-One) shares pledged is equal to zero (see Note 14).

Note 30     Litigation

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs that may result from these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

At December 31, 2008, provisions totalling 495 million euros (compared with 472 million euros at December 31, 2007) were recorded in France Telecom’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom does not provide details of the provisions, as it considers that their disclosure on a case-by-case basis could seriously harm the Group.

The litigation and claims that could have a significant effect on France Telecom’s financial position are described below.

Litigation related to competition law

A number of claims have been issued against France Telecom by competitors for alleged anti-competitive behavior, for which they are generally seeking a cease order. If the claims are upheld, France Telecom may also be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for harm caused by these practices.

European Commission procedures and requests for information

•

In January 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused in particular on the special French business tax (taxe professionelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, to which it was subject from 1991 to 2002.

In its August 2, 2004 decision, the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of aid that it estimated to be between 798 million euros and 1.140 billion euros plus interest.

In January 2005, France Telecom lodged an appeal against this decision with the European Court of First Instance (ECFI). For its part, the French State had filed an equivalent appeal in October, 2004. In October, 2006, the European Commission asked the European Court of Justice (ECJ) to rule that the French authorities had failed to execute its decision.

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On October 18, 2007, the ECJ concluded that the French authorities had failed to respect their obligation to execute this decision within the prescribed time limits. Following the October 18 ruling, France Telecom placed in an escrow account, pending the final decision on the substance of the matter, the amount of 757 million euros, increased to 813 million euros on February 6 2008 and to 964 million euros on July 30 2008, following discussions between the French authorities and the Commission staff with the participation of France Telecom. This amount corresponds to the Commission’s estimate of the supposed state aid but does not imply approval by the French authorities or France Telecom as to whether any state aid occurred, whether it is possible to establish an amount or the estimate made by the Commission staff. The amount in escrow will be transferred to the French State if the appeal of the August 2, 2004 Commission decision should be dismissed by the ECFI. In the contrary event, it will be returned to the full possession of France Telecom.

The oral hearing before the ECFI took place on November 18, 2008. The tribunal decision is expected in 2009.

Following the oral hearing, the risk assessment in this litigation is unchanged and the risk continues to be classified as a contingent liability as defined by IAS 37 “Provisions, Contingent Assets and Contingent Liabilities”.

•

In December 2001, following a sector inquiry on the conditions for unbundling the local loop and providing access to broadband services in the European Union member states, the European Commission notified Wanadoo of claims arising from the company’s tariffs for the broadband Internet services Wanadoo ADSL and Pack eXtense. In July 2003, the European Commission ordered Wanadoo to pay a fine of 10.35 million euros for abuse of dominant position between March 2001 and October 2002. On January 30, 2007, the ECFI upheld this decision. France Telecom has filed an appeal with the European Court of Justice. A decision is expected in April 2009.

•

On May 20, 2008, the European Commission announced that it had launched formal inquiry proceedings concerning the pension plan for French civil servants employed by France Telecom. This step follows a complaint from Bouygues Telecom initiated in 2002.

The objective and effect of the pension plan implemented by the French law of July 26, 1996 was to bring the financing of the pension plan for French civil servants employed by France Telecom into line with pension plans applicable to employees of France Telecom competitors. As part of the new regime established by the 1996 law, France Telecom made an exceptional payment of 5.7 billion euros to the French State in 1997 and, since then, has made annual contributions in full discharge of its liabilities.

France Telecom considers that the sole effect of the pension plan system established in 1996 is to release the company from a structural disadvantage and that this reform contains no element of state aid. The company made observations as an intervenor in the proceedings. The European Commission is not bound by any time limit for rendering its decision, but Regulation CE 659/1999 provides a guideline of 18 months following the launch of the procedure.

•

In September 2008, the European Commission carried out an inspection in the offices of TP S.A.  and of its subsidiary PTK Centertel aimed at gathering evidence of a possible breach of competition law in the broadband market. At this stage of the proceedings, it is not possible to predict what action the Commission will take as a result of this inspection, given that the European Commission is not bound by any deadline for completing its investigations. TP S.A. has appealed to the ECFI from the Commission decision ordering this inspection.

Proceedings with national competition authorities

•

Bouygues Telecom Caraïbe and Outremer Telecom brought claims before the Competition Council (Conseil de la concurrence) respectively in July 2004 and July 2005 regarding practices of Orange Caraïbe and of France Telecom in the mobile and fixed to mobile markets in the Caribbean and in French Guyana. The initial complaint by Bougues Telecom Caraïbe resulted in the adoption by the Competition Council of interim injunctions against Orange Caraïbe in December 2004. Further to an appeal against this decision lodged by Orange Caraïbe, on January 28, 2005, the Paris Court of Appeal confirmed the principles behind these injunctions, while extending the timeframe for implementing two of them. An investigation into the substance of the case was opened in December 2005. In May 2007, the Competition Council joined the two proceedings. On August 5, 2008, it issued a number of complaints concerning in particular tariff practices and exclusivity practices with distributors. A response was filed in November 2008. The proceedings could resume in 2009.

•

On December 1, 2005, the Competition Council ordered Orange France to pay a fine of 256 million euros for engaging in anti-competitive agreements with SFR and Bouygues Télécom which were said to restrict competition on the mobile telephony market. The criticized practices involved the exchange of strategic information and a market share stabilization agreement between 2000 and 2002. France Telecom paid this fine in 2005. On December 12, 2006, the Paris Court of Appeal rejected Orange France’s appeal, and on June 29, 2007, the French Supreme Court partially overturned the Court of Appeal Decision. Orange France has brought proceedings for a new hearing before the Court of Appeal. The oral hearing before the Court took place on January 20, 2009 and the Court decision is expected to be available on March 11, 2009.

•

On October 10, 2006, Bouygues Telecom filed a claim with the Competition Council relating to practices engaged in by Orange France and SFR in the French mobile telephony market. This complaint resulted in a March 19, 2008 notification of complaints, followed by a final report on August 7 pointing to the existence, between June 2005 and July 2007, of a price squeeze between the mobile call termination tariff and the retail price of certain offerings for consumers which included unlimited on-net service on Orange and SFR networks. The hearing before the Competition Council (now the Competition Authority – Autorité de la concurrence) is expected to be held by the end of the first quarter of 2009. In April 2008, Bouygues Telecom filed a new claim with the Competition Council, concerning the non-residential mobile market. This claim is currently under investigation.

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•

On August 14, 2007, France Telecom was informed that Free had filed a complaint with the Competition Council against France Telecom concerning the rollout of fiber optic networks. This complaint includes a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing very high bandwidth services, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief concerning the conditions of access to existing civil engineering infrastructure established on the public domain for deploying new optical local loops on the residential market (FTTH). The Competition Council acknowledged that France Telecom had been engaged since October 2007 before the Telecom and Postal Regulatory Authority (ARCEP) in a constructive process to develop an offer to access its cable ducts. It considered that there was no serious and immediate threat to competition justifying the pronouncement of the measures requested. At the same time, it decided to pursue its investigation into the substance of the case. Parallel to this investigation, France Telecom developed its civil engineering offering while also undertaking working discussions with other operators under ARCEP supervision, concerning the mutualisation of equipment inside buildings. These discussions resulted in an agreement in December 2008.

•

On September 18, 2008, the Competition Council notified France Telecom of a substantive claim by Bouygues Telecom along with claims for interim measures, for anti-competitive agreements with Apple regarding conditions for distibution of the i-Phone in the French market. On December 17, 2008, the Council upheld the request for interim measures and in particular ordered the suspension of the exclusivity arrangements between Apple and Orange and its distributors. The Paris Court of Appeal confirmed his decision on February 4, 2009. France Telecom has filed an appeal with the Supreme Court.

•

In Switzerland, the Competition Council’s inquiry into mobile call termination charges, which began at the end of 2002, is still pending. On February 16, 2007, the Swiss Competition Council imposed a fine on Swisscom Mobile of 333 million Swiss francs for abuse of dominant position in the call termination market during the period prior to June 2005, at which date Swisscom Mobile significantly reduced its call termination charges. The Council did not sanction Orange or TDC (Sunrise) for their call termination charge practices during that same period. However, the Council opened an inquiry into the period after June 1, 2005. A decision could be handed down in 2009.

•

On February 22, 2007, the Office for Electronic Communications (OEC) imposed a fine of 339 million zlotys (82 million euros) on TP for having established its Internet (neostrada) price list without observing the provision of the Polish law on telecommunication which requires prices to be based on the cost of provision. The European Commission has indicated that the market analysis on which the OEC founded its decision is incorrect. TP considers the regulatory authority erred in challenging its Internet tariffs since they are not defined as regulated services. In March 2007, TP filed an appeal with the Competition and Consumer Protection Court. A hearing planned for November 18, 2008 was postponed and no new hearing date has yet been fixed.

•

In October 2007, the national competition authority in Spain, the CNC, opened an investigation relating to a possible anti-competitive agreement among the country’s three main mobile telephone operators, Movistar, Vodafone and Orange. This investigation follows complaints by consumer associations which allege that the operators agreed among themselves to increase their tariffs as of March 1, 2007. In December 2008, the CNC investigation division recommended to the CNC that it make a finding that an anti-competitive agreement existed, but that it impose no fine on Orange or Vodafone, but only on Movistar. The CNC decision is expected by June 2009 at the latest.

Civil and commercial proceedings

•

In December 2006, Free brought action against France Telecom before the Paris Commercial Court, claiming compensation for the loss it believes it has suffered due to France Telecom’s anti-competitive practices in the broadband access market between 1999 and 2005. Free accuses France Telecom of having implemented a strategy that, between 2000 and 2002, prevented it from deploying ADSL and recruiting potential new customers to its dial-up customer base, and which, from 2003 to 2005, hampered its development in this market. Free has asked the court to order France Telecom to pay a provisional sum of 500 million euros. In May 2008, in support of its claims, Free filed an economic study which speaks of theoretical damages of 1.9 billion euros. In December 2008, France Telecom produced an expert economic and financial assessment which concludes that Free has incurred no loss. France Telecom considers that the claims of Free are unfounded, since Free has been able to take full advantage of the development and dynamism of the French broadband market.

•

In 1991, Lectiel (formerly Filetech) brought proceedings before the Paris Commercial Court claiming anti-competitive practices by France Telecom and demanding that the subscriber directory database be delivered to it without charge. Following the refusal of its claim in January 1994, Lectiel brought an appeal before the Paris Court of Appeal. Numerous other proceedings were brought which interfered with this main claim, including Lectiel’s claim before the Competition Council which, on September 29, 1998, imposed a fine on France Telecom of 1.52 million euros and ordered it to give access to its directory database at “cost-oriented prices”. In December 2006, Lectiel increased its monetary claim to 376 million euros and claimed for the delivery without charge of the directory database, together with daily updates, subject to penalties for non-compliance of 1.5 million euros per day. On September 30, 2008, the Court of appeal rejected all of Lectiel’s claims and ordered it to pay damages of 3.9 million euros to France Telecom for unauthorised use of its database. On December 23, 2008, the court-appointed liquidator of the company Groupadress, who had intervened in the proceedings, appealed the decision to the Supreme Court.

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•

At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac (since absorbed into France Telecom S.A.) before the Paris Commercial Court, following a claim against Nerim for unpaid invoices. Nerim claimed not to owe any amounts to Transpac and further claimed that on the contrary Transpac and Wanadoo engaged in anti-competitive behavior, warranting damages of 57 million euros. In March 2008, Nerim withdrew its claim. This development brought the proceedings to an end.

•

On June 25, 2008, Free brought interim proceedings before the Paris Commercial Court seeking an injunction ordering the suspension of the sale of the “Orange Foot” service which is linked to the subscription for an Orange multi service ADSL access offer. The court rejected the injunction request on July 1, 2008. Free withdrew the appeal it had filed, but brought substantive proceedings seeking to enjoin France Telecom from conditioning the subscription to the Orange Foot service on the purchase of an Orange Internet subscription, together with an order that France Telecom pay damages of 5 million euros, subject to revision. Free considers the amount of its loss to be 54 million euros. Neuf Cegetel joined the proceedings, also claiming damages but calling for an expert report to value its loss. On February 23, 2009, the Paris Commercial Court ordered France Telecom to cease conditioning the linear TV broadcast of Orange Foot on the purchase of an Orange broadband internet subscription. It also appointed a panel of experts to enable it to evaluate the quantum of loss incurred by Free and Neuf Cegetel. France Telecom considers that separating out the linear TV stream deprives the Orange Foot service of its substance, an integral part of which consists of interactive and non linear functions inseparable from the access element. Based on solid legal and factual arguments, France Telecom has appealed from the decision. Lastly, France Telecom considers that should his decision be upheld, the costs that might arise from remedying the alleged losses would not have a material impact on its financial situation and results; and further considers that it is not possible at this stage to quantify the potential financial statements impact, if the decision were upheld, of off-balance sheet commitments involving the Ligue de Football Professionnel (referred to in Note 29.2).

Other proceedings

Civil and commercial proceedings

•

Three proceedings were brought before German courts relating to the UMTS investment undertaken in Germany in 2000 in partnership with MobilCom. This investment was agreed to on March 23, 2000 under the aegis of the contract known as the “Cooperation Framework Agreement” (CFA), and subsequently was brought to an end on November 20, 2002 by a negotiated settlement, known as the “MobilCom Settlement Agreement” (MCSA). Under the terms of this settlement, France Telecom purchased the Mobilcom receivables held by the bank syndicate members and suppliers at their face value and wrote-off the receivables as well as the repayment of shareholders’ advances made to MobilCom during the previous two years for a total settlement payment of approximately 7 billion euros. These judicial proceedings have been initiated either by the court-appointed liquidator in the personal bankruptcy of the former MobilCom CEO Gerhardt Schmid, or by minority shareholders of MobilCom related to Mr Schmid. The parties are claiming very significant amounts on the basis of the alleged improper enforcement of the CFA and/or violation of German law on the protection of minority interests. The plaintiffs accuse France Telecom in substance of having undertaken the UMTS project and then terminating it, and of having imposed these decisions on MobilCom and its then CEO by means of a supposed “hidden” or “de facto” domination.

The first action was brought in December 2003 before the Kiel Court by Millenium, a minority shareholder of MobilCom owned by Mrs. Schmid-Sindram. In December 2005, Millenium raised its claim to 5.41 billion euros excluding interest in respect of the losses suffered by it and by MobilCom as a result of the so-called de facto domination (see below). On January 30, 2008, the Court held that it was competent and on February 4, 2009, it held an oral hearing on the substance of the case. Its decision is expected to be rendered during the first half of 2009.

The second action was launched in December 2003 by Mrs. Schmid-Sindram and Mr Marek, another MobilCom minority shareholder, in which they too claimed compensation for loss suffered due to the alleged dominant relationship, which they evaluated at a theoretical supplement to the share price multiplied by the number of shares held by the plaintiffs or possibly by all the shareholders. On August 12, 2005, the Court of Flensburg rejected the claim as unfounded and on August 27, 2008, the Schleswig Court of Appeal confirmed that decision. Since no appeal to the Supreme Court is possible in this type of procedure, the decision of the Schleswig court is final and the proceedings have come to an end.

The third action was brought before the Frankfurt Court in December 2004 by the court-appointed liquidator in Gerhardt Schmid’s personal bankruptcy. The claim disregards all waivers of rights to legal recourse stipulated in the MCSA, which he claims are null and void, alleging improper enforcement of the CFA as well as de facto domination. In December 2005, the claim was increased to 7.22 billion euros excluding interest, on the basis of a hypothetical reconstruction of MobilCom’s value had the UMTS project been successful. On January 16, 2008, the Court dismissed the claim, considering in particular that the abandonment of court proceedings was valid and that it barred Gerhardt Schmid from all claims. An appeal is pending before the Frankfurt Court of Appeal. No hearing date has yet been fixed.

France Telecom considers that all these actions are unfounded and in bad faith.

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•

In December 2004, Suberdine and some of its shareholders initiated proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange’s products and services between 1995 and 2003, went into liquidation on December 18, 2003. Suberdine claimed that Orange had unlawfully terminated their business relationship, and attributed to Orange the responsibility for its liquidation. Suberdine’s monetary claims together with those of the shareholders amounted to 778 million euros. In March 2006, the Paris Commercial Court dismissed the shareholders’ claim but ordered Orange to pay Suberdine 12 million euros. Both Suberdine through its voluntary liquidator and Suberdine’s shareholders appealed, while the court-appointed liquidator formally gave notification of the Court’s decision. On November 26, 2008, the Paris Court of Appeal upheld the positions of Orange, holding Suberdine’s appeal to be invalid and that of the shareholders inadmissible and unfounded. As a result, the court’s March 2006 judgement, having become final, has been executed. On February 24, 2009, Suberdine filed an appeal with the Supreme Court.

Administrative litigation

In November 2000, the SNCF brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, the SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered owning to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but considers that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held the SNCF claims to be inadmissible, a decision upheld by the Paris Court of Administrative Appeal on May 24, 2007. The SNCF has lodged an appeal with the Administrative Supreme Court (Conseil d’Etat). No new developments took place in the proceedings in 2008.

International arbitration

•

In 2001, a dispute arose over the interpretation of a contract for (in the view of TP SA) the sale and installation by the Danish company DPTG of a fiber optical transmission system, known as NSL, for the State-owned Polish Post, Telegraph and Telephone, the predecessor of TP SA. The contract, signed in 1991 and for which work was completed in 1994, provided for payment of part of the contract price by allocating to DPTG 14.8% of certain revenues produced by the NSL for fifteen years from the system’s installation, that is, from January 1994 to January 2009.

In 1999 the parties came into disagreement regarding the calculation of this revenue. Based on the view that a joint venture existed under the terms of the contract, DPTG initiated arbitration proceedings. DPTG’s claims, calculated up to January 2006, amount to 670 million euros excluding interest. In October 2008, DPTG increased the amount of its claim to 840 million euros excluding interest. TP S.A. challenges both the basis of the claim and the amounts claimed by DPTG.

Between 2004 and 2007, the tribunal directed its attention to assessing the revenues that were supposed to have been shared. In 2008, the tribunal chairman was removed from his functions for lack of impartiality. Following the appointment of a new chairman and the scheduling of new procedural dates, a hearing on the substantive issues took place in January 2009. A second hearing is planned for April 2009. A decision is expected in the course of this year.

•

On March 13, 2007, the minority shareholders of FTML, who hold 33% of the share capital, filed suit against France Telecom in the Paris Commercial Court seeking payment of compensation provisionally estimated at 97 million US dollars. They claim that France Telecom imposed upon its Lebanese subsidiary and against the latter’s interests the settlement agreement of January 12, 2006 under which FTML and its majority shareholder FTMI resolved their disputes with the Lebanese government in connection with the BOT contract for a mobile telephone network in Lebanon, thereby depriving the minority shareholders of their share of the sum of 266 million US dollars awarded to FTML and FTMI by the arbitration rulings of January and April 2005. France Telecom considers that it has at no time taken any action contrary to the best interests of its subsidiary and it regards the claim as entirely unfounded.

•

The shareholders’ agreement governing the relationships between France Telecom and Orascom within Mobinil provides that in the event of serious disagreement between the parties, and in case the matter cannot be amicably resolved, the parties, having acknowledged the deadlock, may enter into a bidding process with a view to acquiring the other party’s shares (see Note 29.4 Commitments to acquire or subscribe to securities).

On August 8, 2007, Orascom initiated arbitration proceedings regarding the applicability of this provision to a disagreement for which it had previously launched the bidding process provided for in the shareholders’ agreement. France Telecom considers that the launch of the bidding process is entirely groundless. Orascom claims the transfer in its favor of Mobinil shares and the payment of 160 million dollars in damages. Following the exchange of written briefs by the parties, hearings took place before the arbitral tribunal on September 30 and October 4, 2008. The arbitral decision is expected in March, 2009.

There are no other governmental, legal or arbitration proceedings, including any proceedings that are pending or threatened of which France Telecom is aware, which may have or have had in the last twelve months a material impact on the company and/or Group’s financial position or profitability.

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Note 31     Related-party transactions

31.1  Members of the Board of Directors and Group Management Committee of France Telecom

The following table shows the compensation disbursed by France Telecom S.A. and the companies it controls to persons who served on France Telecom’s Board of Directors or Group Management Committee during 2008 or any part of the year.

	Year ended
(in euros)	December 31, 2008	December 31, 2007
Short-term benefits excluding employer social security contributions (1)	7,538,617	7,962,258
Employer social security payments on short-term benefits	1,886,695	1,893,757
Post-employment benefits (2)	1,480,357	1,642,186
Other long-term benefits	-	-
Termination benefits	-	4,691,381
Share-based compensation (3)	1,081,364	1,213,091

(1)

In 2008, includes all compensation recognized (gross salaries, bonuses, attendance fees, bonuses, directors’ fees and benefits in kind, incentive schemes and profit-sharing) over the period; the 2007 amount included all compensation paid in 2007.

(2)

Service cost.

(3)

Expense recorded in the income statement in respect of stock option plans and employee shareholding plans.

Didier Lombard has waived his right to receive attendance fees.

The total amount of retirement benefits (contractual retirement bonuses and defined benefit supplementary pension plan) provided for in the financial statements at December 31, 2008 in respect of persons who were members of the Group Management Committee at the end of the year, including Didier Lombard, was 7,167,251 euros (6,597,945 euros in 2007).

Following a decision of the Board of Directors approved by the May 27, 2008 Shareholders’ Meeting, in the event the duties of Didier Lombard with the company were terminated, the Board of Directors may decide to grant him a termination settlement of up to 21 months of his compensation calculated on the average of his gross monthly compensation during the 24 months preceding the date of the Board’s decision. This amount would include any settlement granted with respect to the termination of his currently suspended employment contract.

Contracts of other members of the Group Management Committee include a clause providing a contractual termination settlement not exceeding 15 months of their last total gross annual compensation (including the contractual termination benefit).

31.2  Related party transactions

The related party transactions summarized below cover the main transactions carried out in the ordinary course of business with associates, proportionally consolidated companies and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee.

Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various local and regional authorities, are provided on an arm’s length basis.

Transactions with associates

CET

Transactions with Compagnie Européenne de Téléphonie relate mainly to promotion and sales of Orange products, services and brands in sales outlets operating under the Photo Service and Photo Station names. Amounts due by CET or by France Telecom S.A. and its subsidiaries are shown down below:

(in millions of euros)	December 31, 2008
Assets
• Trade receivables	51
• Loans	32
Liabilities
• Trade payables	6
Operating income
• Revenues	109
• Operating expenses	81

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Other associates

Other transactions carried out with associates during the financial year represented less than 5 million euros and are therefore not described below.

Transactions with proportionally consolidated companies

Material transactions are shown below:

	December 31, 2008
(in millions of euros)	Trade receivables	Trade payables	Sales of goods and services	Purchases of goods and services
Darty France Telecom	20	27	14	(20)

	December 31, 2007
(in millions of euros)	Trade receivables	Trade payables	Sales of goods and services	Purchases of goods and services
Darty France Telecom	24	32	15	(22)

The data presented above represents the portion which has not been eliminated on consolidation.

Transactions with companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee

	December 31, 2008
(in millions of euros)	Trade receivables	Trade payables	Sales of goods and services	Purchases of goods and services
Thomson	3	1	10	(1)

	December 31, 2007
(in millions of euros)	Trade receivables	Trade payables	Sales of goods and services	Purchases of goods and services
Thomson	4	1	12	(2)

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Note 32     Subsequent events

None.

Note 33     Fees paid to statutory auditors

As required by Decree No.2008-1487 of December 30, 2008 supplementing article R.233-14 §17 of the Code de Commerce, the following table shows the amount of auditors’ fees included in the Group’s consolidated income statement for the year, broken down into audit and certification fees for the consolidated financial statements and fees for advisory and other services rendered for procedures that are directly linked to the statutory audit of the consolidated financial statements. The fees shown for the subsidiaries apply to fully and proportionally consolidated subsidiaries.

	Deloitte				Ernst & Young
	Amount		%		Amount		%
(in millions of euros)	2008	2007	2008	2007	2008	2007	2008	2007
Audit
Statutory audit fees, certification, auditing of the accounts	16.9	17.7	95%	98%	18.2	19.9	94%	94%
Issuer	8.9	8.5	50%	47%	8.7	8.4	45%	40%
Subsidiaries	8.0	9.2	45%	51%	9.5	11.5	49%	54%
Ancillary assignments and services directly linked to the statutory auditors’ mission	0.9	0.3	5%	2%	1.0	1.1	5%	5%
Issuer	0.3	0.3	2%	2%	0.3	0.4	1%	2%
Subsidiaries	0.6		3%	0%	0.7	0.7	4%	3%
Sub-total	17.8	18.0	100%	99%	19.2	21.0	99%	99%
Other services rendered by auditors’ networks to fully-consolidated subsidiaries
Legal, tax, personnel-related	0.0	0.0	0%	0%	0.2	0.2	1%	1%
Other	0.0	0.1	0%	1%	0.0	0.0	0%	0%
Sub-total	0.0	0.1	0%	1%	0.2	0.2	1%	1%
TOTAL	17.8	18.1	100%	100%	19.4	21.2	100%	100%

Rules for approving auditors’ fees

France Telecom’s Audit Committee defines and oversees the procedures for selecting statutory auditors and makes a recommendation to the Board of Directors on their appointment and the terms of their compensation. The Audit Committee also reviews the policies and rules designed to safeguard the independence of the statutory auditors. It studies their engagement plan and the scope of their assignment.

With a view to safeguard the auditors’ independence and objectivity and in accordance with the applicable European and US regulations, France Telecom has instituted a policy for pre-approving audit and other services provided by the auditors. In December 2003, the Audit Committee adopted Group-wide internal rules in this area. These rules stipulate that all permitted audit or other services are subject to prior approval by the Audit Committee. Approval is granted either on a general basis covering a list of specific services, or on a case-by-case basis for all other services. Other services (including those directly related to the audit assignment) which may be subject to prior approval on a general basis are limited to a percentage of audit fees.  Services provided above and beyond these limits are subject to specific prior approval. Lastly, the internal rules provide a list of non-audit related services which are prohibited because they could interfere with the auditorís independence.

All services provided by the statutory auditors in 2007 and 2008 were approved, in accordance with these rules, and the Audit Committee was regularly informed of the services provided and fees due.

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Note 34     Scope of consolidation

The main changes in consolidation scope in the year ended December 31, 2008 are set out in Note 3. Special-purpose entities included within the scope of consolidation are mainly companies linked to securitization operations. The table below covers the principal legal holdings.

COMPANY		COUNTRY
France Telecom S.A.	Parent company	France
Personal Communication Services
Fully consolidated companies	Interest	Country
Orange S.A.	100.00%	France
FTA Telecom CJSC	100.00%	Armenia
Mobistar	52.91%	Belgium
Orange Botswana	53.68%	Botswana
Orange Cameroun	99.50%	Cameroon
Orange Côte d’Ivoire	85.00%	Ivory Coast
Orange Holding A/S	100.00%	Denmark
Orange Dominica	100.00%	Dominica
Telecom España Distribucion S.A. (ex-Amena Movil)	81.62%	Spain
FT España (mobile operations)	81.62%	Spain
Inversiones en Telecomunicaciones	54.41%	Spain
FCC Orange S.A.	100.00%	France
Orange Caraïbe	100.00%	France
Orange France	100.00%	France
Orange Mayotte	100.00%	France
Orange Réunion	100.00%	France
SPM Télécom	70.00%	France
CGBC (TEN)	75.70%	France
Orange Bissau (1)	42.33%	Guinea Bissau
Orange Guinée (1)	38.10%	Guinea
Orange Services India Private Limited	100.00%	India
Mobilecom	51.00%	Jordan
FTM Liban	67.00%	Lebanon
Orange Liechtenstein	100.00%	Liechtenstein
VOXmobile	52.91%	Luxembourg
Orange Madagascar	71.79%	Madagascar
Orange Mali (ex-Ikatel) (1)	29.71%	Mali
Orange Moldova (ex-Voxtel)	94.31%	Moldova
Orange Niger	80.00%	Niger
Orange Uganda Ltd	53.00%	Uganda
PTK Centertel (2)	49.79%	Poland
Orange Centre Afrique	100.00%	Central African Rep.
Orange Dominicana	100.00%	Dominican Rep.
Orange Romania	96.82%	Romania
Orange Retail Ltd	100.00%	United Kingdom
Orange 3G Limited	100.00%	United Kingdom
Orange Holdings Ltd	100.00%	United Kingdom
Orange Ltd	100.00%	United Kingdom
Orange Personal Communications Services Ltd	100.00%	United Kingdom
Orange Cellular Services Ltd	100.00%	United Kingdom
Orange Global Ltd	100.00%	United Kingdom
Orange Mobiles Services	100.00%	United Kingdom
Orange Paging	100.00%	United Kingdom
Orange Payment Handling Services (ex-The Point Telecommunications)	100.00%	United Kingdom
Trust of Receivables Orange	100.00%	United Kingdom
Sonatel Mobiles (1)	42.33%	Senegal

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Orange Corpsec	100.00%	Slovakia
Orange Slovensko	100.00%	Slovakia
Orange Sverige	100.00%	Sweden
Orange Communications S.A. (“OCH”)	100.00%	Switzerland
Orange Network S.A.	100.00%	Switzerland

(1)

Sonatel and its subsidiaries are fully consolidated as France Telecom controls the Strategic Committee which makes recommendations to the Board of Directors.

(2)

TP S.A. and subsidiaries (TP Group): France Telecom has the power to appoint the majority of the Supervisory Board members of TP S.A.; TP S.A. and its subsidiaries are therefore fully consolidated.

Personal Communication Services
Proportionally consolidated companies	Interest	Country
Irisnet	26.45%	Belgium
Mobinil for Telecommunications (1)	71.25%	Egypt
Egyptian Company for Mobile Services (ECMS) (2)	36.36%	Egypt
Mobinil Invest (2)	37.06%	Egypt
Mobinil Services Company (2)	36.33%	Egypt
DARTY France Telecom	50.00%	France
GETESA	40.00%	Equatorial Guinea
Cellplus Mobile Communications Ltd	40.00%	Mauritius

(1)

France Telecom Group holds a 71.25% stake in Mobinil for Telecommunications, with the remaining 28.75% owned by Orascom Telecom. Since all executive decisions must be jointly approved by both partners at board level, Mobinil is consolidated by the proportional method.

(2)

ECMS and its subsidiaries are controlled by Mobinil and therefore proportionally consolidated by France Telecom Group SA.

Personal Communication Services
Associates consolidated by the equity method	Interest	Country
One (PASR 24)	35.00%	Austria
Safelayer	13.23%	Spain
GIE Preventel	27.90%	France
Sonaecom	20.00%	Portugal

Home Communication Services
Fully consolidated companies	Interest	Country
Sofrecom Algérie	100.00%	Algeria
Sofrecom Argentina	100.00%	Argentina
Lightspeed Communications	51.00%	Bahrain
Atlas Services Belgium	100.00%	Belgium
Orange Belgium	100.00%	Belgium
Wirefree Services Belgium	100.00%	Belgium
Fimocam	100.00%	Cameroon
Orange Cameroon Multimedia Services	99.50%	Cameroon
FT R&D Beijing	100.00%	China
CI Telcom	45.90%	Ivoiry Coast
Côte d’Ivoire Multimedia	45.90%	Ivoiry Coast
Wirefree Services Denmark	100.00%	Denmark
Autocity Networks	81.62%	Spain
Catalana	81.62%	Spain
FT España (fixed-line operations)	81.62%	Spain
EresMas Interactiva	81.62%	USA
FT Participations US	100.00%	USA
FTLD USA	100.00%	USA
FTP Holding	100.00%	USA
FT R&D LLc San Francisco	100.00%	USA
FT R&D LLc Boston	100.00%	USA
FT North America	100.00%	USA
FTP Holdco 1 LLC	100.00%	USA

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Home Communication Services
Fully consolidated companies	Interest	Country
Orange World	100.00%	USA
Cityvox	100.00%	France
Corsica Haut Débit	100.00%	France
EGT	100.00%	France
FCC FT S.A. Titricom 1.2	100.00%	France
FCC FT S.A. Titricom 1.3	100.00%	France
FCR	100.00%	France
FCR Côte d’Ivoire	90.00%	France
FT Capital Development	100.00%	France
FT Encaissements	99.99%	France
FT IMMO Gestion	100.00%	France
FT IMMO GL	100.00%	France
FT IMMO Holding	100.00%	France
FT Marine	100.00%	France
FT Mobiles International	100.00%	France
FT Technologies Investissement	100.00%	France
France Telecom e-Commerce	100.00%	France
France Telecom Lease	100.00%	France
Francetel	100.00%	France
Immobilière FT	100.00%	France
Innovacom Gestion	50.00%	France
Nordnet	100.00%	France
Orange Assistance (ex-RAPP 31)	100.00%	France
Orange Cinema Series (ex-RAPP 35)	100.00%	France
Orange Distribution	100.00%	France
Orange East-Africa (ex-RAPP 32)	78.50%	France
Orange Participations (ex-RAPP 18)	100.00%	France
Orange Prestations TV (ex-RAPP 41)	100.00%	France
Orange Promotions	100.00%	France
Orange Sports (ex-RAPP 24)	100.00%	France
Orange Vallée (ex-NEDDI)	100.00%	France
RAPP 9	100.00%	France
RAPPtel	100.00%	France
RAPP 26	100.00%	France
Sofrecom	100.00%	France
Sofinergie 4	99.78%	France
Sofinergie 5	97.94%	France
Soft At Home	60.00%	France
Studio 37 (ex-RAPP 27)	100.00%	France
TP S.A. Eurofinance France S.A. (1)	49.77%	France
Telincom Courtage	100.00%	France
Viaccess	100.00%	France
Wormy (ex-RAPP 34)	100.00%	France
W-HA	100.00%	France
GOA Games Services Ltd	100.00%	Ireland
Orca Interactive	100.00%	Israel
FT Japan	100.00%	Japan
E-dimension	51.00%	Jordan
JIT CO	100.00%	Jordan
Jordan Telecom Cie (JTC)	51.00%	Jordan
Wanadoo Jordan	51.00%	Jordan
Telkom Kenya	40.03%	Kenya
Miaraka	100.00%	Madagascar
Sofrecom Maroc	100.00%	Morocco
Sofrecom Services Maroc	100.00%	Morocco
Chamarel Marine Services	100.00%	Mauritius
Rimcom	100.00%	Mauritius

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Home Communication Services
Fully consolidated companies	Interest	Country
Telsea	60.80%	Mauritius
StarMedia Mexico	80.80%	Mexico
MMT Bis	100.00%	Moldavia
Atlas Services Nederland	100.00%	Netherlands
MMT Telecom Holding BV	100.00%	Netherlands
TP Edukacja i Wypoczynek (Exploris) (1)	49.79%	Poland
Fundacja Grupy TP (1)	49.79%	Poland
OPCO Sp zo o (ex-OTO Lublin) (1)	49.79%	Poland
ORE (1)	49.79%	Poland
PTE TP (1)	49.79%	Poland
Paytel (ex-Contact Center) (1)	49.79%	Poland
Sofrecom Polska (1)	100.00%	Poland
TP EmiTel (1)	49.79%	Poland
TP Internet (1)	49.79%	Poland
TP Invest (1)	49.79%	Poland
TP Med (1)	49.79%	Poland
TP S.A. (1)	49.79%	Poland
TP S.A. Eurofinance (1)	49.79%	Poland
TP S.A. Finance (1)	49.79%	Poland
TP Teltech (1)	49.79%	Poland
Telefon 2000 (1)	49.79%	Poland
Telefony Podalskie (1)	27.44%	Poland
Virgo (1)	49.79%	Poland
Wirtualna Polska (1)	49.79%	Poland
Terravista	81.62%	Portugal
OHCS II - Serviços de Internet (ex-Wanadoo Broadband Serviços de Internet)	100.00%	Portugal
Ananova Ltd	100.00%	United Kingdom
FT Participations UK	100.00%	United Kingdom
FT R&D Ltd	100.00%	United Kingdom
Freeserve Investments	100.00%	United Kingdom
Wanadoo Plc	100.00%	United Kingdom
Orange Austria Ltd	100.00%	United Kingdom
Orange Brand Services Ltd	100.00%	United Kingdom
Orange Direct Ltd	100.00%	United Kingdom
Orange FURBS Trustees Ltd	100.00%	United Kingdom
Orange Holdings Ltd	100.00%	United Kingdom
Orange Home UK	100.00%	United Kingdom
Orange International Ltd	100.00%	United Kingdom
Orange Overseas Holdings No.2	100.00%	United Kingdom
Orange Pension Trustees Ltd	100.00%	United Kingdom
Sonatel Business Solutions (2)	42.33%	Senegal
Sonatel (2)	42.33%	Senegal
Sonatel Multimedia (2)	42.33%	Senegal
Sofrecom Thailand	100.00%	Thailand
FCR Vietnam PTE Ltd	74.00%	Vietnam

(1)

TP S.A. and its subsidiaries (TP Group): France Telecom has the power to appoint the majority of the Supervisory Board members of TP S.A.; TP S.A. and its subsidiaries are therefore fully consolidated.

(2)

Sonatel and its subsidiaries are fully consolidated as France Telecom controls the Strategic Committee which makes recommendations to the Board of Directors.

Home Communication Services
Proportionally consolidated companies	Interest	Country
DT-FT Italian Holding GmbH	50.00%	Germany
Innovacom 3	34.24%	France
Call Services Ltd	40.00%	Mauritius
Mauritius Telecom	40.00%	Mauritius
Telecom Plus Ltd	40.00%	Mauritius
Teleservices Ltd	40.00%	Mauritius
Vanuatu Telecom Ltd	50.01%	Vanuatu

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Home Communication Services
Associates consolidated by the equity method	Interest	Country
Absline Multimedia	38.77%	Spain
Store Alcala	40.81%	Spain
Compagnie Européenne de Téléphonie (CET Group) (1)	48.50%	France
Orange BNP Paribas Services (2)	50.00%	France
Augere Holdings (Netherlands) BV	22.22%	Netherlands
Mainline Communication Group Plc	26.00%	United Kingdom
Midland Communication Distribution Ltd	35.00%	United Kingdom

(1)

As France Telecom exercises significant influence over Compagnie Européenne de Téléphonie, Compagnie Européenne de Téléphonie is accounted for using the equity method.

(2)

As France Telecom exercises significant influence over Orange BNP Paribas Services, Orange BNP Paribas Services is accounted for using the equity method.

Enterprise Communication Services
Fully consolidated companies	Interest	Country
Globecast Africa	100.00%	South Africa
Globecast South Africa (Proprietary) Limited	70.00%	South Africa
Etrali Allemagne	100.00%	Germany
FT Corporate Solutions Australia	100.00%	Australia
Silicomp Belgium	96.31%	Belgium
Silicomp Benelux	96.31%	Belgium
Silicomp Canada Inc	96.31%	Canada
Etrali Beijing	100.00%	China
Etrali S.A. Spain	100.00%	Spain
Etrali North America	100.00%	USA
FT Corporate Solutions	100.00%	USA
GlobeCast America Incorporated	100.00%	USA
Equant Holding US and subsidiaries	100.00%	USA
Equant S.A. and subsidiaries	100.00%	France
Almerys	64.00%	France
CVF	100.00%	France
Etrali France	100.00%	France
Etrali S.A.	100.00%	France
Expertel Consulting	100.00%	France
GlobeCast France	100.00%	France
GlobeCast Holding	100.00%	France
GlobeCast Reportages	100.00%	France
Groupe Diwan	99.88%	France
Groupe Silicomp	96.31%	France
Netia	100.00%	France
Newpoint	95.96%	France
OB Participations (ex-RAPP 45)	100.00%	France
Obiane (ex-Silicomp Réseaux)	95.96%	France
SCI Groupe Silicomp	95.51%	France
Silicomp Management	96.30%	France
Silicomp-AQL	95.93%	France
Sétib	100.00%	France
Telefact	69.53%	France
Etrali HK	100.00%	Hong Kong
Silicomp China Limited	96.31%	Hong Kong
Silicomp India	96.31%	India
Etrali Spa	100.00%	Italy
GlobeCast Italie	100.00%	Italy
Etrali KK	100.00%	Japan
Silicomp (Malaysia) SDN BHD	96.31%	Malaysia
France Telecom Servicios	100.00%	Mexico
Newsforce BV	100.00%	Netherlands

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Enterprise Communication Services
Fully consolidated companies	Interest	Country
EGN BV and subsidiaries	100.00%	Netherlands
Equant BV	100.00%	Netherlands
Etrali UK	100.00%	United Kingdom
GlobeCast UK	100.00%	United Kingdom
Etrali Singapore Pte	100.00%	Singapore
GlobeCast Asie	100.00%	Singapore
Silicomp Asia Pte Ltd	96.31%	Singapore
Equant Integration Services S.A. and subsidiaries	100.00%	Switzerland
Etrali Suisse	99.17%	Switzerland
Telecom Systems	96.31%	Switzerland
Feima Limited	96.31%	Taiwan
Silicomp Taiwan	96.31%	Taiwan

Enterprise Communication Services
Proportionally consolidated companies	Interest	Country
GlobeCast Australia	50.00%	Australia
Neocles Corporate (1)	51.00%	France
Silicomp Software Validation	48.16%	France
(1) Neocles Corporate is proportionally consolidated as it is jointly controlled by France Telecom and the minority shareholders.

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20.1.2 Report of the statutory auditors on the consolidated financial statements

Year ended December 31, 2008

Dear Shareholders,

In our capacity as statutory auditors, appointed by ministerial order, we hereby report to you for the year ended December  31,  2008 on:

•

the audit of the accompanying consolidated financial statements of France Telecom;

•

the justification of our assessments;

•

the specific verification required by French law.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, by audit sampling and other selective testing procedures, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the evidence we have gathered in order to form our opinion is sufficient and appropriate.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position of the consolidated group as of December 31, 2008 and the results of its operations for the year then ended in accordance with IFRS as adopted by the European Union.

Without qualifying the above opinion, we draw your attention to:

•

Note 30 that sets out the decision of the European Commission, relating to business tax (“taxe professionnelle”) which states that the request made by the Commission enters into the category of the contingent liabilities as defined in IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”

•

Note 1.2 that sets out the change in accounting policy relating to the first-time application of IFRIC 13 “Customer Loyalty Programmes” from January 1, 2008

II. Justification  of  assessments

In accordance with the requirements of Article L.823-9 of the French commercial code (Code de Commerce) relating to the justification of our assessments, we bring your attention the following matters:

As stipulated in Note 1.4 to the consolidated financial statements, the management of France Telecom makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements as well as the accompanying notes. This note also states that the actual results may differ from these estimates, depending on various assumptions or situations. In the context of our audit of the consolidated financial statements,, we have considered that among the accounts that are subject to significant accounting estimates for which our assessments may be explained are those relating to goodwill, intangible and tangible assets, deferred tax assets and provisions for risks.

We have notably:

•

with respect to the abovementioned assets, assessed the data and the assumptions on which the estimates are based, and more specifically cash flow projections prepared by the company’s operational management in the economic context described in note 6.2, reviewed the calculations made by the company and the sensitivity of the main values in use, assessed the accounting principles and methods used to determine fair values, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates.

•

with respect to provisions for risks, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks in the notes to the consolidated financial statements, and reviewed the management approval procedure for such estimates.

These assessments were thus made in the context of the performance of our audit of the consolidated financial statements taken as a whole and therefore contributed to the formation of our audit opinion expressed in the first part of this report.

III. Specific verification

We have also reviewed the information given in the Group’s management report as required by French law. We have no matter to report with respect to the fairness of this information and its consistency with the consolidated financial statements.

French original signed at Neuilly-sur-Seine and Paris la Défense, on March 4, 2009 by:

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Etienne Jacquemin Jean-Paul Picard	Christian Chiarasini

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20.2     NON CONSOLIDATED STATEMENTS

20.2.1 Annual Financial Statements of France Telecom S.A.

INCOME STATEMENT

(Amounts in millions of euros)	Note	Year ended December 31, 2008	Year ended December 31, 2007
Revenues	4.1	22,820	22,108
Capitalized costs	4.2	1,302	1,281
Other operating incomes	4.2	668	636
Operating provision reversals	4.3	867	1,211
Total operating income		25,657	25,236
OPERATING EXPENSE
Consumption of goods & merchandises		(3,000)	(2,598)
Other external expenses		(7,233)	(6,714)
Taxes (other than income tax)	4.4	(865)	(926)
Labor expenses	4.5	(6,569)	(6,675)
Other operating expenses	4.6	(671)	(702)
Depreciation & amortization	4.7	(2,326)	(2,391)
Total operating expense		(20,664)	(20,006)
Operating income		4,993	5,230
FINANCIAL INCOME
Financial income		16,402	4,532
Financial provision reversals		504	4,169
Total financial income		16,906	8,701
FINANCIAL EXPENSE
Interest expenses and similar		(7,731)	(5,642)
Additional financial provisions		(11,907)	(2,074)
Total financial expense		(19,638)	(7,716)
Net financial income/(expense)	4.8	(2,732)	985
Income before tax & exceptional items		2,261	6,215
EXCEPTIONAL INCOME		319	797
EXCEPTIONAL EXPENSES		(596)	(908)
Net exceptional income/(expense)	4.9	(277)	(111)
Employee profit-sharing	4.10	(267)	(290)
Income tax	4.11	1,517	1,517
NET INCOME		3,234	7,331

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BALANCE SHEET – ASSETS

		At December 31, 2008			At December 31, 2007
ASSETS (Amounts in millions of euros)	Note	Cost	Depreciation & amortization	Net	Net
FIXED ASSET
Intangible assets	5.1	8,283	(2,602)	5,681	5,512
Property, plant and equipment	5.1	43,970	(34,257)	9,713	9,681
Financial assets	5.2	132,495	(29,472)	103,023	90,089
Total non-current assets (1)		184,748	(66,331)	118,417	105,282
CURRENT ASSETS
Inventories		286	(12)	274	317
Advance payments to suppliers		51		51	82
Trade receivables	5.3	4,604	(154)	4,450	3,209
Other receivables	5.4	2,119	(13)	2,106	2,031
Shares subscribed, called and unpaid				-	3
Marketable securities	5.5	4,066		4,066	3,320
Cash and cash equivalents	5.5	153		153	98
Prepaid expenses	5.7	1,308		1,308	1,738
Total current assets (2)		12,587	(179)	12,408	10,798
Unrealized foreign exchange loss (3)		1,694		1,694	697
TOTAL ASSETS (1+2+3)		199,029	(66,510)	132,519	116,777

EQUITY AND LIABILITIES (Amounts in millions of euros)	Note	At December 31, 2008	At December 31, 2007
EQUITY
Share capital		10,460	10,457
Additional paid-in capital		15,327	15,317
Statutory reserves		1,046	1,042
Retained earnings		10,891	8,513
Net income for the year		3,234	7,331
Government grants		635	629
Regulated provisions		480	334
Total equity (1)	6.1	42,073	43,623
Other shareholders’ equity (2)	6.2	3,248	3,878
Provisions (3)	6.3	3,263	3,178
LIABILITIES
Financial liabilities	6.4	30,661	31,861
Advance payments received from customers		267	139
Trade payables	6.6	3,804	3,910
Other current liabilities	6.7	42,014	24,551
Deferred income	6.8	1,815	2,175
Total current liabilities and deferred income (4)		78,561	62,636
Unrealized foreign exchange gain (5)	6.10	5,374	3,462
TOTAL EQUITY AND LIABILITIES (1+2+3+4+5)		132,519	116,777

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STATEMENT OF CASH FLOWS

(Amounts in millions of euros)	Note	Year ended December 31, 2008	Year ended December 31, 2007
OPERATING ACTIVITIES
Net income		3,234	7,331
Non-cash items
Depreciation and amortization of property, plant & equipment and intangible assets		2,146	2,207
Net loss/(gain) on asset sales		(9)	(201)
Change in provisions		10,932	(2,906)
Interest expense on TDIRA		(33)	(20)
Free operating cash flow		16,270	6,411
Decrease/(increase) in inventories		43	(71)
Decrease/(increase) in trade receivables		(1,209)	(303)
Net impact of sales of trade receivables		201	(75)
Decrease/(increase) in other receivables		1,342	(987)
Increase/(decrease) in trade payables		(129)	183
Increase/(decrease) in other payables		(31)	(658)
Increase/(decrease) in dividends receivable	5.2.4	(1,343)	0
Change in working capital requirement		(1,126)	(1,911)
NET CASH PROVIDED BY/(USED IN) OPERATING ACTIVITIES		15,144	4,500
INVESTING ACTIVITIES
Acquisitions of property, plant & equipment and intangible assets		(2,399)	(2,312)
Proceeds from sales of property, plant & equipment and intangible assets		67	68
Subscription to Atlas Service Belgium capital increase	5.2.1	(13,703)	0
Subscription to Wirefree Services Belgium capital increase	5.2.1	(11,670)	0
Subscription to Equant BV capital increase	5.2.1	(1,354)	0
Investments in equity interests and subsidiaries		(899)	(417)
Proceeds from sales of equity interests and subsidiaries		8	350
Purchase of treasury shares	5.5	15	(215)
Decrease/(increase) in receivables related to FT España	5.2.4	3,178	(977)
Decrease/(increase) in marketable securities and other long-term assets		915	(1,200)
NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES		(25,842)	(4,703)
FINANCING ACTIVITIES
Additions to long-term debt	6.4	4,334	3,711
Repayment of long-term debt	6.4	(4,887)	(5,069)
Increase/(decrease) in bank overdrafts and short-term borrowings		153	(804)
Net decrease/(increase) in cash collateral	5.2.3	472	(251)
Other shareholders’ equity (TDIRA)	6.2	(629)	(383)
Capital increase		0	0
Shareholders’ contribution		16	169
Dividends paid	6.1.1	(4,949)	(3,117)
Change in Orange SA intercompany account	6.7	18,189	2,907
Change in ASB intercompany account	6.7	(1,873)	915
Change in Group intercompany accounts		688	2,151
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES		11,514	229
Net change in cash & cash equivalents		816	26
Cash & cash equivalents at beginning of period		3,203	3,177
Cash & cash equivalents at end of period		4,019	3,203
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FIVE-YEAR HIGHLIGHTS

	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
1 - Share capital at period end
Share capital (euros)	10,459,964,944	10,457,395,644	10,426,692,520	10,412,239,188	9,869,333,704
Number of outstanding ordinary shares	2,614,991,236	2,614,348,911	2,606,673,130	2,603,059,797	2,467,333,426
2 - Operations and results for the year (in millions of euros)
Revenues before sales tax	22,820	22,108	21,171	20,147	20,479
Income before income tax, employee profit-sharing, depreciation, amortization and provisions	15,115	5,451	10,389	4,511	1,755
Income tax	(1,517)	(1,517)	(1,104)	(1,529)	(1,110)
Employee profit-sharing	267	290	264	249	154
Income after income tax, employee profit-sharing, depreciation, amortization and provisions	3,234	7,331	4,404	5,511	6,619
Net income distributed (including portion in treasury shares)	(1)	3,386	3,117	2,602	1,184
3 - Per share data (in euros)
Income after income tax and employee profit-sharing but before depreciation, amortization and provisions	6.26	2.55	4.31	2.22	1.10
Income after income tax, employee profit-sharing, depreciation, amortization and provisions	1.24	2.80	1.69	2.12	2.68
Dividend per share	(1)	1.30	1.20	1.00	0.48
4 - Employees (in millions of euros, except employee numbers)
Average number of employees during the year (full-time equivalents)	93,333	95,857	100,601	102,234	106,875
Total payroll costs	4,297	4,325	4,396	4,225	4,184
Amount paid in respect of employee benefits (social security, social welfare, etc.)	2,272	2,350	2,278	2,167	2,098
(1) Subject to approval at the Annual Shareholders’ Meeting on May 26, 2009.

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 358

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Notes to the annual financial statements of France Telecom S.A.

Note 1

Description of Business and Status

359

Note 2

Accounting Policies

360

Note 3

Significant Events of 2008

366

Note 4

Notes to the Income Statement

366

Note 5

Notes to the Balance Sheet – Assets

370

Note 6

Notes to the Balance Sheet – Equity and Liabilities

375

Note 7

Employees

389

Note 8

Contractual Obligations and Off-Balance Sheet Commitments

389

Note 9

Litigation

393

Note 10

Related Party Transactions

396

Note 11

Subsequent Events

396

Note 12

Compensation Paid to Members of France Telecom S.A.’s Board of Directors and Group Management Committee

396

The company’s financial statements at December 31, 2008 were presented to the Board of Directors on March 3, 2009.

Note 1     Description of Business and Status

France Telecom S.A. (“the Company”) is the parent company of the France Telecom Group. France Telecom S.A. provides consumers, businesses and other telecommunications operators with a wide range of services including fixed telephony and mobile telecommunications, data transmission, Internet and multimedia, and other value-added services.

France Telecom S.A. is governed by French corporate law, subject to specific laws governing the company, particularly French law number 90-568 of July 2, 1990 relating to the organization of public postal and telecommunications services, as amended by French law number 96-660 of July 26, 1996 and by French law number 2003-1365 of December 31, 2003. France Telecom S.A. is also regulated by its by-laws.

The activities of the Company are governed by European Union directives and by the law on telecommunications regulation, which established the regulatory authority for the telecommunications industry (Service Universel and Autorité de Régulation des Communications Electroniques et des Postes: Arcep).

France Telecom S.A. has been listed on Eurolist compartment A by Euronext Paris and on New York Stock Exchange (“NYSE”) since 1997.

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Note 2     Accounting Policies

The financial statements of France Telecom S.A. have been prepared in accordance with generally accepted accounting principles in France and with the provisions of the French General Accounting Plan (Plan Comptable Général).

2.1  Application of New Accounting Standards

CRC rule no. 2008-15 of December 4, 2008 on the accounting treatment of employee stock option and stock award plans. Application of this rule had no impact on the 2008 financial statements.

2.2  Other Accounting Policies

There were no changes of accounting method in 2008.

2.2.1 Transactions in Foreign Currencies

Monetary assets and liabilities in foreign currencies are translated at the year-end exchange rate. Losses or gains arising on the translation of receivables and payables at the year-end rate are recognized in the balance sheet respectively as unrealized foreign exchange losses on the asset side or unrealized foreign exchange gains on the liability side.

For financial transactions, unrealized gains or losses on all balance sheet and off-balance sheet positions are determined by currency and by year of due date. For commercial transactions, unrealized gains or losses are determined by currency. A provision is recorded for any net unrealized exchange losses.

2.2.2 Revenue Recognition

The main revenues from France Telecom’s activities are recognized as follows:

•

equipment sales: revenue from the sale of equipment and installation fees are recognized when delivered to the client, or when the line is activated;

•

equipment rentals: equipment lease revenue is recognized on a straight-line basis over the life of the lease agreement;

•

content sales:

•

revenue-sharing arrangements (Audiotel, premium rate numbers, special numbers, etc) are recognized gross when France Telecom S.A. has a reasonable latitude in setting prices and determining the key features of the content (service or product) sold to the end-customer) and net of amounts due to the service provider when the latter is responsible for the service and for setting the price to be paid by subscribers,

•

revenue from the sale or provision of content (audio, video, games, etc.) via various communication systems (PC, TV, fixed-line, etc) are recognized gross when France Telecom S.A. is the primary obligor in the transaction with respect to the end-customer (i.e. when the customer has no specific recourse against the content provider), when France Telecom S.A. bears the inventory risk and has a reasonable latitude in the selection of content providers and in setting prices charged to the end-customer and net of amounts due to the content provider when the latter is responsible for supplying the content to the end-customer and for setting the price to subscribers;

•

service revenues:

•

revenues from telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the period of the service,

•

revenue from incoming and outgoing telephone communications is recognized when the service is provided,

•

revenue related to data transmission is recognized on a straight line basis over the life of the contract,

•

revenue related to the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use - IRUs) is recognized on a straight-line basis over the life of the contract,

•

revenue from Internet advertising is recognized over the period during which the advertisement appears.

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2.2.3 Customer Acquisition and Loyalty Costs

Subscriber acquisition and retention costs, other than loyalty programs costs, are recognized as an expense for the period in which they are incurred.

In application of opinion 2004-E of the CNC’s Comité d’Urgence (Emerging Accounting Issues Committee), the equivalent value in euros of loyalty points earned by customers is deducted from revenue when the points are earned. The deduction from revenue is estimated on the basis of assumptions as regards churn rate, the use of points by subscribers and the per-unit value of the points.

2.2.4 Intangible Assets

Intangible assets include leasehold rights, goodwill linked to technical merger losses on cancelled shares, licenses, internally developed software, patents and cable or transmission capacity usage rights.

Components of a technical merger loss on cancelled shares are subject to impairment testing in accordance with article 322-5 of Rule no. 99-03 of the CRC (amended by Rule no. 2002-10).

Licenses, patents and indefeasible rights of use (IRUs) for submarine cables are recorded at cost and amortized on a straight-line basis over their useful lives, which is between 2 and 14 years depending on their nature. Internally developed software is recorded at cost and amortized on a straight-line basis over its useful life estimated at 3 or 4 years.

Indefeasible Rights of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom S.A. has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right is for the major part of the underlying asset’s economic life.

Leasehold rights are not amortized as they are considered to have an indefinite useful life. They are tested annually for impairment.

Development costs are recognized as an intangible asset when the following conditions are met:

•

the company can demonstrate its intention and financial and technical ability to complete the project and use or sell it;

•

the project will generate probable future economic benefits for the company; and

•

expenditure attributable to the project during its development can be measured reliably;

Research costs, and development costs not fulfilling the above criteria, are expensed as incurred.

2.2.5 Property, Plant and Equipment

Assets transferred from the French State on January 1, 1991 upon the creation of France Telecom S.A. as a public sector operator were recorded at a net value in the opening balance sheet jointly approved by the French Post and Telecommunications Ministry and the French Economy and Finance Ministry.

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, representing the obligation incurred by France Telecom S.A.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

The total cost of an asset is allocated among its different components and each component accounted for separately, when the components have different useful lives or when the pattern in which their future economic benefits are expected to be consumed by the entity varies. Depreciation is then revised accordingly.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Depreciation

Property, plant and equipment are depreciated to write off their cost on a basis that reflects the pattern in which their future economic benefits are expected to be consumed according to their probable use.

The straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 - 30 years
Infrastructure (civil works, cables, telephone poles)	15 - 30 years
Network equipment including the inseparable underlying software (switching, transmission, local loop software, etc.)	4 - 20 years
Computer hardware, handsets	3 - 5 years
Other property, plant and equipment	3 - 10 years

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2.2.6 Impairment of Non-Current Assets

An impairment loss is recognized when the fair value of an asset falls sustainably below its carrying amount due to events or circumstances arising during the period (such as obsolescence, wear and tear, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators). Fair value is the higher of recoverable amount and value in use.

Impairment tests are carried out on groups of assets and consist of comparing their recoverable amount to their carrying amount.

For assets which are to be held and used, fair value is usually determined on the basis of value in use, which is the present value of the future economic benefits expected to be derived from the use and disposal of the asset. For assets which are due to be sold, fair value is determined on the basis of realizable value assessed by reference to market prices.

2.2.7 Financial Assets

Equity interests are recorded at cost. Transaction costs are expensed as incurred. An impairment loss is recognized when fair value falls below cost. Fair value is equal to value in use for strategic interests. However, when an interest is due to be sold, it is measured at market value.

Due to the short-term volatility of the stock market and the strategic nature of its equity interests, France Telecom S.A. uses discounted cash flows adjusted for net debt to assess value in use. Discounted cash flows are based on financial and regulatory assumptions, and assumptions relating to license renewal and operating conditions, forecast by France Telecom S.A. management as follows:

•

cash flows are taken from business plans covering a timeframe of three to five years;

•

beyond that timeframe, cash flows are extrapolated by applying a perpetual growth rate specific to each business activity;

•

cash flows are discounted using rates appropriate for the type of business activity.

In the economic climate induced by the financial crisis:

•

business plans were developed during the fourth quarter of 2008 to factor in the latest known trends, particularly over the first year of the plans;

•

the discount rate used to determine value in use may incorporate a specific premium reflecting an increase in the execution risk for certain business plans;

•

the perpetual growth rates used were maintained, as the assessment carried out at the end of 2008 did not result in any change in the long-term market outlook for France Telecom’s services. These estimates may also be affected by unforeseeable changes in the political, economic and legal systems in certain countries.

Market value is the best estimate of the amount obtainable from the sale of an asset in an arm’s length transaction less costs to sell. This estimate is made on the basis of available market information, taking into account any specific circumstances.

Other criteria such as market price, development and profitability prospects, equity capital and materiality may also be taken into account depending on the specific nature of each investment.

2.2.8 Inventories

Network maintenance equipment and equipment intended for sale to customers are measured at the lower of cost or likely realizable value. Cost corresponds to purchase or production cost determined by the weighted average cost method.

2.2.9 Trade Receivables

Due to its broad range of customers (consumers, large companies and small businesses), France Telecom S.A. does not consider itself to be exposed to a concentration of customer risk. Provisions are recognized according to the risk of non-recovery of the receivables. They are calculated either on an individual basis or on a statistical assessment of the risk according to customer segment.

Securitization

Trade receivables sold under securitization programs to special purpose entities governed by the laws applicable to the country concerned are derecognized when:

•

the receivables are the subject of a legally perfected sale;

•

France Telecom S.A. has not given any guarantees;

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•

France Telecom S.A. has made no commitment to take back the receivables;

•

France Telecom S.A. is neither partner nor shareholder in the securitization vehicle and has no decision-making or management power over its activity.

Any residual interests retained in the securitized receivables (subordinated units, deferred price, etc.) are recorded under “Financial assets”. Any impairment of these interests, determined according to the risk of non-recovery of the securitized receivables, is deducted from “Financial assets” and any changes in impairment are recorded in operating income.

For a pool of securitized receivables, the deferred price corresponds to the portion of the sale price which is not payable by the securitization vehicle to France Telecom S.A. until a future date. It is designed to cover the risk of default by France Telecom S.A.’s customers.

The deferred price is recognized as an asset as it is considered in principle to be a due and payable claim for France Telecom S.A.

Selling costs, fees and interest are recognized in finance costs.

2.2.10 Sales of Future Receivables

Sales of future receivables are recognized as financial liabilities.

2.2.11 Marketable Securities

Marketable securities are stated at cost. An impairment loss is recognized for each line of securities of the same nature equal to the difference between their carrying amount and the average stock market price during the previous month or, in the case of unlisted securities, their probable trading value. However, in line with CRC Rule no. 2008-15 of December 4, 2008, no impairment losses are recognized on marketable securities comprising shares purchased or held in respect of free share award plans.

2.2.12 Share Issuance Costs

In line with Opinion 2000-D of the CNC’s Comité d’Urgence, external costs directly linked to a capital increase are deducted from the issue premium. Other costs are expensed as incurred.

2.2.13 Other Shareholders’ Equity

When, based on the terms of the contract or the economic conditions at the time of issuance, an interest bearing-financial instrument is not redeemable at the lender’s option or it is redeemable in equity instruments, it is recognized in Other shareholders’ equity.

The perpetual bonds redeemable for shares (TDIRAs) issued by France Telecom S.A. on March 3, 2003 are included in this category.

2.2.14 Government Grants

France Telecom S.A. may receive non-repayable government grants in the form of direct or indirect funding for capital projects, mainly provided by local and regional authorities. The grants are recognized as a liability and recycled to the income statement at the same rate and over the same period as the depreciation of the assets financed.

2.2.15 Bond Issuance Costs

Bond issuance costs are expensed as incurred. Redemption premiums are recognized in finance costs over the life of the bond.

2.2.16 Derivatives

France Telecom S.A. manages the market risks related to changes in interest and exchange rates using derivatives, and particularly interest rate swaps, caps and floors, futures contracts on organized markets, forward currency contracts, currency swaps, and currency options. These instruments are used for hedging purposes only.

Gain and losses arising on these derivatives are recorded in the income statement on a symmetrical basis with the losses and gains on the hedged items:

•

differences in interest receivable or payable on swaps, caps and floors contracted for hedging purposes, and any premiums or discounts, are recorded in the income statement over the life of the contract as an adjustment to interest expense;

•

initial differences between the negotiated forward rate and the spot rate on forward currency contracts and currency swaps designated as hedges are recognized in the income statement over the life of the contract as an adjustment to interest expense. Subsequent gains and losses generated on these contracts due to exchange rate fluctuations are recognized as adjustments to foreign exchange gains or losses arising on the hedged item;

•

gains and losses arising on contracts designated as hedges of identifiable firm commitments or identifiable future transactions are deferred and recognized in the valuation of the transaction upon its occurrence.

Some transactions which comply with France Telecom S.A.’s hedging policy do not qualify for hedge accounting.

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These transactions are measured as follows:

•

for transactions on organized markets, margin calls are recorded immediately in the income statement;

•

net unrealized losses on over-the-counter instruments, calculated on an instrument by instrument basis, are fully provided for;

•

unrealized gains on over-the-counter instruments are not recognized, in accordance with prudent accounting principles; realized gains are recorded in the income statement when the transaction is unwound.

2.2.17 Provisions

A provision is recognized when France Telecom S.A. has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from France Telecom S.A.’s actions where, by an established pattern of past practice, published policies have created a valid expectation on the part of other parties that it will discharge certain responsibilities.

The amount of the provision corresponds to the amount of resource outflow that will probably be required to settle the obligation. If the amount of the obligation cannot be measured reliably, no provision is recognized and the obligation is deemed to be a contingent liability.

Information on contingent liabilities is disclosed in the notes to the financial statements. Contingent liabilities correspond to: (i) probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within France Telecom S.A.’s control, or (ii) present obligations arising from past events that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or because the amount of the obligation cannot be measured with sufficient reliability.

2.2.18 Pensions and Other Long-Term Employee Benefit Obligations

These benefits are offered through:

•

defined contribution plans: contributions are expensed in the year in which the employee service is rendered; or

•

defined benefit plans: the obligation is measured by the projected unit credit method in line with CNC recommendation no. 2003-R.01.

In accordance with this recommendation:

•

the obligation is measured on the basis of demographic assumptions concerning staff turnover rates, mortality, etc., and financial assumptions concerning rates of future salary increases, inflation rate, etc. The resulting obligation is then discounted;

•

discount rates are determined on a plan by plan basis by reference to yields on top-rated corporate bonds;

•

actuarial gains and losses related to post-employment benefits are recognized in the income statement using the corridor method, i.e. gains or losses exceeding 10% of the higher of (i) the fair value of the obligation in respect of defined benefit plans and (ii) the fair value of plan assets, are deferred over the remaining service lives of the employees concerned. Other long-term benefits, such as long-service awards or long-term paid leave, and termination benefits are expensed as incurred.

France Telecom S.A.’s defined benefit plans are not generally funded. Only one plan is funded and as its assets are listed securities, their fair value is equal to their market value on the reporting date.

Post-employment benefits

Pension plan for French civil servants

Civil servants employed by France Telecom S.A. are covered by the government-sponsored civil and military pension plan.

France Telecom S.A.’s obligation under the plan is limited to the payment of annual contributions (law no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund future deficits of the pension plan covering its own civil servant employees or any other public sector plans.

Retirement bonuses and other similar benefits

In France, employees are legally entitled to lump-sum retirement bonuses either upon retirement or in installments, based on their length of service and end-of-career salary.

Other post-employment benefits

France Telecom S.A. offers retired employees certain benefits such as free telephone lines and canteen services.

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Employment termination benefits

Early retirement plan in France

Over the period 1996-2006, France Telecom S.A. set up an early retirement plan for civil servants and contract-based employees. These employees receive 70% of their salary between the age of 55 and 60. The benefit is accounted for in the same way as lump-sum benefits payable on termination of service and a provision is recognized for the obligation.

Other employment termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions.

Other long-term benefits

Other long-term benefits granted by France Telecom S.A. mainly comprise long-term paid leave.

2.2.19 Other Employee Benefits

Individual right to training for employees

France Telecom S.A. has applied French GAAP (opinion 2004-F of CNC’s Comité d’Urgence (Emerging Accounting Issues Committee)) to account for statutory training rights. Any expenditure incurred in this respect is recorded as a current expense and no provision is recognized. The credit of training hours is disclosed in the notes.

In the limited number of cases (request for individual training leave, redundancy or resignation) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

Stock option plans

In line with CRC rule no. 2008-15 of December 4, 2008, no expense is recognized in respect of stock option plans that do not lead to an outflow of resources for France Telecom S.A.

Employee shareholding plan

If the State decides to sell a portion of France Telecom’s capital, preferred subscription rights must be awarded to the Group’s current and former employees, in accordance with Article 11 of the 1986 French Privatization Act.

The employer’s contribution to the employee shareholding plan is recognized in personnel expenses.

Free share award plan

In accordance with CRC rule no. 2008-15 of December 4, 2008, a provision is taken in respect of free share award plans, recognized over the vesting period of the awards if they are subject to the employee remaining with the company for a certain length of time.

The amount of the provision corresponds to the cost of the shares on the date of their allocation to the plan (purchase price) or, for shares that have not yet been purchased, the probable cost of purchasing the shares measured on the reporting date (i.e. France Telecom S.A. share price on December 31).

In accordance with CRC rule no. 2008-15, no impairment losses are recognized in respect of shares allocated to free share award plans.

2.3  Use of Estimates

In preparing France Telecom S.A.’s accounts, management is required to make estimates, insofar as many elements included in the financial statements cannot be measured with precision. These estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Consequently, estimates made at December 31, 2008 may subsequently be changed. The assumptions underlying the main estimates made concern provisions, property, plant & equipment, intangible assets and equity interests.

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Note 3     Significant Events of 2008

The following significant events occurred in 2008.

Acquisition of Wirefree Services Belgium

On January 2, 2008, France Telecom S.A. acquired 100% of the capital of Wirefree Services Belgium, which was previously owned by ASB, for the sum of 17.67 billion euros. This acquisition forms part of a plan to simplify the structure of the France Telecom Group.

On May 21, 2008, the Extraordinary Shareholders’ Meeting of WSB approved a capital reduction of 6 billion euros.

Following the capital reduction, the shares of Wirefree Services Belgium were recognized on the balance sheet in the sum of 11.67 billion euros.

Increased stake in Atlas Services Belgium

During 2008, France Telecom S.A. subscribed to two simultaneous capital increases made by its subsidiary Atlas Services Belgium:

•

one paid for by transferring a receivable due from Orange Ltd to Atlas Service Belgium for an amount of 4.178 million euros;

•

one paid for by capitalizing a short-term advance of 13.703 million euros.

Increased stake in Equant

During 2008, France Telecom S.A. subscribed to two simultaneous capital increases made by its subsidiary Equant BV for an amount of 824 million euros and 530 million euros respectively, paid for in cash.

Increased stake in Orange Participations

During 2008, France Telecom S.A. subscribed to two simultaneous capital increases made by its subsidiary Orange Participations for an amount of 410 million euros and 275 million euros respectively, paid for in cash (75 million euros of which had not yet been paid up at December 31, 2008).

Increased stake in Orange Business Participations SA

During 2008, France Telecom S.A. subscribed to a capital increase made by its subsidiary Orange Business Participations for an amount of 165 million euros, paid for in cash.

Note 4     Notes to the Income Statement

4.1  Revenues

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec. 31, 2007
Fixed-line services	19,883	19,651
Subscriber fixed telephone lines	7,938	8,808
Internet services	2,729	2,212
Carrier services	3,838	3,501
Data transfer	3,370	3,202
Other fixed line services	2,008	1,928
Other revenues	2,937	2,457
Sale of mobile equipment	284	261
Various other revenues	2,653	2,196
TOTAL	22,820	22,108

Fixed line service revenues include:

•

subscriber lines (service access fees, basic and additional service packages, telephone communications, and online services - telephone and computer kiosks and information services);

•

Internet access (broadband and dial-up);

•

carrier services (national interconnections, local loop unbundling and wholesale broadband access for French carriers and third-party ISPs, and services to international carriers);

•

data transfer (leased lines and enterprise networks);

•

other fixed line products and services (equipment rental and sales, public payphones and phone cards, and telecommunications network operations and maintenance for France Telecom subsidiaries).

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The primary components of other revenues include:

•

Mobicarte top-up sales for Orange France pay-as-you-go mobile phone customers, and sales of mobile handsets;

•

France Telecom S.A. distribution network commissions paid by its subsidiaries, the benefits from R&D activities (software and license revenues), and other services billed to subsidiaries (primarily IT services under France Telecom information systems sharing arrangements, and premises rentals).

4.2  Other Income

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec. 31, 2007
Capitalized costs	1,302	1,281
Other operating income	668	636
Corporate fees	302	307
Various other income	315	276
Expense transfers	51	53
TOTAL	1,970	1,917

4.3  Operating Provision Reversals

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec. 31, 2007
Reversal of provisions for inventories	8	10
Reversal of provisions for trade receivables	24	25
Reversal of provisions for early retirement (civil servant employees)	611	853
Reversal of provisions for early retirement (contractual)	50	75
Other reversals	174	248
TOTAL	867	1,211

4.4  Taxes other than Income Tax

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec. 31, 2007
Business tax	(664)	(740)
Other	(201)	(186)
TOTAL	(865)	(926)

4.5  Labour Expenses

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec. 31, 2007
Wages and salaries	(4,297)	(4,325)
Social security charges (1)	(1,818)	(1,885)
Other labour expenses	(454)	(465)
TOTAL	(6,569)	(6,675)

(1)

The expense recognized in connection with the defined contribution plans totaled 1.011 million euros (1.162 million euros at December 31, 2007) and mainly relates to the flat-rate contribution to the pension plan covering France Telecom S.A.’s civil servant employees.

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The employer’s flat-rate contribution to the pension plan for civil servant employees was 36.20% in 2008, unchanged from the previous year.

Labor expenses shown in the income statement include payments relating to the early retirement plan, which are covered through a reversal of operating provisions (661 million euros at December 31, 2008 including 611 million euros for civil servants, versus 959 million euros at December 31, 2007 including 884 million euros for civil servants).

Other labor expenses mainly include:

•

payments to the Works Committee for an amount of (101) million euros ((110) million euros at December 31, 2007);

•

a provision for employee incentive bonuses for an amount of (157) million euros ((194) million euros at December 31, 2007).

Under the incentive bonus agreement for 2006-2008, employees are entitled to payment based on achievement of the annual operating performance indicator.

An amendment to the agreement was entered into on June 27, 2008 with the trade union signatories, setting the operating performance indicator for 2008 and additional customer service quality indicators by customer type.

4.6  Other Operating Expenses

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec. 31, 2007
Royalties and patents	(157)	(171)
Other operating expenses	(514)	(531)
TOTAL	(671)	(702)

4.7  Depreciation, Amortization and Provisions

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec. 31.2007
Depreciation and amortization	(2,151)	(2,134)
Provisions	(175)	(257)
Inventories	(10)	(9)
Amortization of the actuarial gain/loss on the early retirement plan	(35)	(31)
Other provisions	(130)	(217)
TOTAL	(2,326)	(2,391)

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4.8  Financial Income and Expense

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec 31, 2007
Dividends received	12,137	971
WSB	8,950	-
Orange SA	2,728	389
FTMI	0	100
TP SA	292	247
FCR	84	86
Other	83	149
Revenue from marketable securities	148	173
Revenue from receivables related to equity interests and current accounts (see Note 5.2)	584	732
Loan interest	(1,735)	(1,976)
Changes in the provision for interest costs on the early retirement plan	(49)	(69)
Changes in provisions for other interest costs	(24)	(22)
Interest paid on subsidiaries’ current accounts	(1,649)	(787)
Interest on perpetual bond redeemable for shares (TDIRAs)	(187)	(212)
Net foreign exchange gain or loss	(858)	(191)
Change in the provision for equity interests and related receivables (see Note 5.2)	(10,710)	2,460
Other income/expense	(389)	(94)
TOTAL	(2,732)	985

Interest paid on subsidiaries’ current accounts in the amount of (1,649) million euros at December 31, 2008 mainly comprised interest on the Orange SA current account for an amount of (1,104) million euros versus (374) million euros at December 31, 2007.

The net foreign exchange loss in the amount of (858) million euros was mainly due to a loss of (876) million euros caused by the depreciation of the pound sterling against the euro.

Other income/expense in the amount of (389) million euros at December 31, 2008 mainly comprised a provision for interest rate risk for an amount of (223) million euros (40 million at December 31, 2007).

4.9  Exceptional Income and Expense

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec. 31, 2007
Gain on asset disposals and retirements	(1)	203
Change in provisions and other exceptional items	(276)	(314)
TOTAL	(277)	(111)

Change in provisions and other exceptional items in the amount of (276) million euros mainly comprised a (145) million euros provision for investment.

4.10  Employee Profit-Sharing

An employee profit-sharing plan was agreed on November 19, 1997 covering employees of France Telecom S.A. and all its direct and indirect French subsidiaries. On February 1, 2000, the agreement was amended to eliminate the impact on the profit-sharing plan of certain exceptional items not forming part of the company’s ordinary business activities. A second amendment was signed on June 29, 2001.

The provision for the employee profit-sharing plan amounted to 267 million euros at December 31, 2008 (versus 290 million euros at December 31, 2007).

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4.11  Income Tax

The following income taxes were recorded in the income statement:

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec. 31, 2007
Income tax benefit/(charge) net of benefits generated by group tax relief and tax loss carry-backs	1,517	1,517

France Telecom S.A. has elected for group tax relief with various subsidiaries. At December 31, 2008, the tax group comprised 60 companies (including France Telecom S.A.), compared to 50 companies at December 31, 2007.

At December 31, 2008, France Telecom S.A. recognized a net tax benefit of 1,517 million euros. This amount mainly comprises a 1,492 million euros benefit arising from group tax relief, which is definitively attributable to France Telecom S.A.

France Telecom S.A.’s net future tax relief (excluding tax loss carryforwards) was 990 million euros at December 31, 2008 (1,204 million euros at December 31, 2007), and is primarily linked to early retirement provisions. This relief will be applied mostly during the period from 2009 to 2011.

France Telecom S.A.’s tax expense without group tax relief would have been nil, taking into account tax loss carryforwards (amounting to 13,797 million euros at December 31, 2008 versus 18,163 million euros at December 31, 2007).

France Telecom S.A. has been subject to tax audits for the years 2000 to 2005 inclusive.

These audits have been completed and the tax adjustments which were accepted did not have a material impact on France Telecom’s 2008 financial statements. As regards the tax adjustments which were contested, the Company has made its comments and is awaiting a final decision by the tax authorities.

Note 5     Notes to the Balance Sheet – Assets

5.1  Property, Plant and Equipment and Intangible Assets

(in millions of euros)	Opening balance	Changes in scope and reclassifications	Additions	Disposals	Closing balance
COST
Intangible assets	8,441	(450)	777	(485)	8,283
Property, plant & equipment	43,748	458	1,644	(1,880)	43,970
Land	513		4	(18)	499
Buildings	3,838	895	306	(168)	4,871
Plant, equipment and other	39,397	(437)	1,334	(1,694)	38,600
TOTAL, AT COST	52,189	8	2,421	(2,365)	52,253
DEPRECIATION, AMORTIZATION AND PROVISIONS
Intangible assets	(2,929)	377	(538)	488	(2,602)
Amortization	(1,557)	377	(538)	478	(1,240)
Provisions	(1,372)			10	(1,362)
Property, plant & equipment	(34,067)	(378)	(1,657)	1,845	(34,257)
Depreciation	(33,727)	(378)	(1,657)	1,828	(33,934)
Land	(11)				(11)
Buildings	(2,876)	(556)	(178)	111	(3,499)
Plant, equipment and other	(30,840)	178	(1,479)	1,717	(30,424)
Provisions	(340)			17	(323)
TOTAL DEPRECIATION, AMORTIZATION AND PROVISIONS	(36,996)	(1)	(2,195)	2,333	(36,859)
NET BOOK VALUE
Intangible assets	5,512	(73)	239	3	5,681
Property, plant & equipment	9,681	80	(13)	(35)	9,713
TOTAL NET BOOK VALUE	15,193	7	226	(32)	15,394

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Intangible assets

Additions mainly comprise:

•

research and development expenditure for an amount of 171 million euros;

•

software and patent expenditure for an amount of 552 million euros.

Disposals mainly comprise:

•

divestment of research and development for an amount of (127) million euros;

•

divestment of trade marks, patents and software for an amount of (346) million euros.

Property, plant and equipment

Additions mainly include expenditure on:

•

technical installations for an amount of 1,141 million euros;

•

general installations, fixtures and fittings for an amount of 221 million euros.

Disposals mainly include:

•

technical installations for an amount of (1,359) million euros;

•

general installations, fixtures and fittings, buildings and other constructions for (166) million euros.

Changes in scope and reclassifications include the reclassification of software licenses as property, plant and equipment for an amount of (450) million euros and dismantling provisions for an amount of 8 million euros.

5.2  Financial Assets

(in millions of euros)	Note	Opening balance	Changes in scope and reclassifications	Increases	Decreases	Closing balance
COST
Equity interests		94,907	4,176	27,626	(16)	126,693
Notes issued by securitization vehicles	5.2.2	1,448			(211)	1,237
Cash collateral paid	5.2.3	710			(472)	238
Other financial assets		11,766	(4,482)	2,427	(5,384)	4,327
Total financial assets at cost		108,831	(306)	30,053	(6,083)	132,495
PROVISIONS FOR IMPAIRMENT
Equity interests		(18,661)		(11,095)	501	(29,255)
Notes issued by securitization vehicles		(79)	(29)			(108)
Receivables related to equity interests		(2)		(107)		(109)
Provisions		(18,742)	(29)	(11,202)	501	(29,472)
TOTAL FINANCIAL ASSETS, NET		90,089	(335)	18,851	(5,582)	103,023

5.2.1 Equity Interests

Cost

Changes in scope of consolidation mainly comprise the transfer of the Orange Ltd receivable to Atlas Service Belgium in consideration for a capital increase made by Atlas Service Belgium for an amount of 4.178 million euros, subscribed in full by France Telecom S.A.

The increases in equity interests mainly comprise:

•

acquisition of Wirefree Services Belgium (WSB) shares for 11,670 million euros;

•

subscription to the Atlas Services Belgium (ASB) capital increase for an amount of 13,703 million euros;

•

subscription to the Equant capital increase for 1,354 million euros;

•

subscription to the Orange Participations capital increase for 685 million euros.

Provisions for impairment

The increases in this item mainly comprise:

•

a (7,432) million euros impairment provision for WSB shares;

•

a (2,143) million euros impairment provision for ASB shares;

•

a (1,420) million euros impairment provision for Equant shares.

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The decreases in this item mainly comprise:

•

a 285 million euros reversal of provisions for TP S.A. shares;

•

a 103 million euros reversal of provisions for Orange SA shares.

The table below shows a detailed breakdown of equity interests:

(in millions of euros)	Share capital	Other share holders equity*	Percentage capital held	Book value at December 31, 2008		2008 revenue	Net income for last financial year**	Dividends received in 2008	Receivables related to subsidiaries
				Cost	Net
SUBSIDIARIES (OVER 50%-OWNED)
Atlas Services Belgium	27,791	(1,763)	100.00%	38,552	23,218	1	688
Equant BV***	-	(123)	100.00%	2,654	-	2,056	(448)		88
EGT	3	(3)	100.00%	53	0	30	(1)
FT Immo H	255	17	100.00%	255	255	87	20
Nordnet	-	23	100.00%	90	90	64	18	17
Orange SA	4,872	37,297	100.00%	62,914	61,058	48	1,997	2,728
Orange Business Participations	165	-	100.00%	165	165	N/A	-
Orange Participations	869	(231)	100.00%	869	864	N/A	(150)
Rimcom	127	8	100.00%	310	252	N/A	10	42
FCR	763	201	100.00%	762	762	22	155	84
FTCD	39	29	100.00%	64	64	N/A	(1)	9
FTMI	22	139	100.00%	679	403	N/A	20
FTP Us	330	(285)	100.00%	437	36	N/A	(4)
Globecast Holding	7	2	100.00%	151	11	N/A	7
Wirefree Services Belgium	691	462	100.00%	11,671	4,239	N/A	7,956	7,608
Silicomp	1	24	96.31%	106	79	N/A	1
Other				173	154			14
Total Subsidiaries				119,905	91,651			10,502	88
MINORITY INTERESTS (BETWEEN 10% AND 50% OWNED)
TPSA	989	2,193	48.58%	6,335	5,770	2,389	125	292
Bull	10		10.07%	445	13
Other				4	-
Total minority interests				6,784	5,783			292	-
OTHER EQUITY INTERESTS				4	3
TOTAL SUBSIDIARIES AND MINORITY INTERESTS				126,693	97,438			10,794	88
* Including 2008 net income. ** 2008 net income. *** Amounts correspond to the Equant group.

5.2.2 Notes Issued by Securitization Vehicles

France Telecom S.A. carries out securitization programs for its receivables related to fixed telephone line contracts with its business and domestic customers in mainland France. The receivables are sold to special purpose securitization vehicles on a non-recourse basis.

Notes issued by securitization vehicles (subordinated notes) represent the residual interests in the receivables retained by the vendor and are designed to cover the risk of non-recovery of the securitized receivables that have been derecognized by France Telecom S.A.

5.2.3 Cash Collateral Paid

France Telecom S.A. has negotiated cash collateral agreements which may result in monthly payments to various bank counterparties corresponding to the mark-to-market impact of all off-balance sheet transactions with these counterparties.

The cash collateral paid at the end of December 2008 was 238 million euros, versus 710 million euros at the end of December 2007.

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5.2.4 Other Financial Assets

The following table shows the change in other financial assets at cost:

(in millions of euros)	Opening balance	Change in scope	Increases	Decreases	Closing balance
Receivables from Orange Ltd (1)	4,500	(4,500)			-
Receivables from Orange Brand Services	1,532				1,532
Receivables from France Telecom España	3,178		418	(3,596)	-
Receivables from EGN BV	576	24	18	(530)	88
Other receivables related to equity interests	1,083	6	355	(1,107)	337
Loans, deposits and various receivables	897	(16)	297	(151)	1,027
WSB dividends receivable		4	1,339		1,343
OTHER FINANCIAL ASSETS	11,766	(4,482)	2,427	(5,384)	4,327
(1) This amount also includes the foreign exchange loss recognized upon the transfer of this receivable for an amount of (328) million euros.

5.3  Trade Receivables

Trade receivables include 1,989 million euros in invoices not yet issued at December 31, 2008, versus 2,001 million euros at December 31, 2007.

They also include third-party receivables where France Telecom S.A. is responsible for their collection and receives a fee for its services. These third-party receivables totaled 378 million euros at December 31, 2008, versus 515 million euros at December 31, 2007.

Securitization of trade receivables

France Telecom S.A. has set up securitization programs for its trade receivables under which it retains the risks related to the receivables sold, and particularly the credit risk.

The net amount of receivables sold totaled 1,759 million euros at December 31, 2008 and 1,798 million euros at December 31, 2007.

These programs cover receivables existing on the program inception date and those arising during the planned life of the program as and when the related services are provided. The vendors manage and collect these receivables on behalf of the purchasers.

The subordinated notes represent the residual interests retained in the receivables by the vendor, which are designed to cover the risk of non-recovery of sold receivables. Net residual interests totaled 1,129 million euros at December 31, 2008 and 1,369 million euros at December 31, 2007.

The impact of these securitization programs on cash flow (excluding fees and unrecoverable amounts) was 201 million euros in 2008 and 630 million euros cumulatively since inception of the programs.

5.4  Other Receivables

This item mainly comprises:

•

subsidiaries’ current accounts for an amount of 1,259 million euros (versus 1,064 million euros at December 31, 2007);

•

VAT to be recovered for an amount of 510 million euros (versus 482 million at December 31, 2007).

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5.5  Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities held at December 31, 2008 comprise:

	Year ended
(in millions of euros)	Dec. 31, 2008	Dec. 31, 2007
Term deposits	722	14
Certificates of deposit	1,805	2,642
Mutual funds (SICAVs)	16	20
Mutual funds (FCPs)	863	69
Treasury bills	450	343
Treasury shares	200	215
Accrued interest	10	17
Marketable securities	4,066	3,320
Cash	153	98
TOTAL	4,219	3,418

Under the authorization approved at the Annual Shareholders’ Meeting of May 21, 2007, the Board of Directors implemented a share buyback program (the “2007 Buyback Program”), a description of which was published on May 21, 2007.

On May 27, 2008, under the authorization approved at the Annual Shareholders’ Meeting on the same day, the Board of Directors implemented a new share buyback program (the “2008 Buyback Program”) and ended the unused portion of the 2007 Buyback Program with immediate effect. The description of the 2008 Buyback Program was published on May 28, 2008. During 2008, France Telecom S.A. bought back 1,000,000 shares under the authorized program (excluding shares bought under the liquidity contract) and prospectively allocated 504 shares to the free share award plan.

The liquidity contract established on May 9, 2007 with an investment services provider was renewed on its anniversary date for a period of one year and continues to be implemented under the 2008 Buyback Program. An amount of 100 million euros has been allocated to the liquidity account for purposes of implementing the contract.

At December 31, 2008, the Company held 10,113,380 of its own shares (and no shares under the terms of the liquidity contract), which are recognized as marketable securities.

At December 31, 2007, the Company held 10,528,884 of its own shares (including 1,415,000 shares under the terms of the liquidity contract), which were recognized as marketable securities.

5.6  Impairment of Current Assets

(in millions of euros)	Opening balance	Change in scope and reclassifications	Increases	Decreases	Closing balance
Trade receivables	(173)	29	(107)	97	(154)
Other receivables	(2)		(11)		(13)
Inventories	(10)		(10)	8	(12)
TOTAL	(185)	29	(128)	105	(179)

5.7  Prepaid Expenses

Prepaid expenses totaled 1,308 million euros at December 31, 2008, versus 1,738 million euros at December 31, 2007. They mainly include:

•

prepayments under QTE leases for an amount of 596 million euros (versus 980 million euros at December 31, 2007). The change in the amount of prepayments is due to the early unwinding of several transactions in December 2008;

•

expenses related to financial instruments (mainly hedging instruments) for an amount of 551 million euros (versus 551 million euros at December 31, 2007).

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Note 6     Notes to the Balance Sheet – Equity and Liabilities

6.1  Equity

At December 31, 2008, the share capital of France Telecom S.A. amounted to 10,459,964,944 euros, comprising 2,614,991,236 ordinary shares with a par value of 4 euros each.

At December 31, 2008, the French State owned 26.65% of France Telecom S.A.’s share capital either directly or indirectly through ERAP and 26.75% of the voting rights.

6.1.1 Change in Shareholders’ Equity

(in millions of euros)	Opening balance	Allocation of 2007 net income	Dividend distribution	2008 net income	Capital increase arising on exercise of stock options and liquidity contracts	Other movements	Closing balance
Share capital	10,457				3		10,460
Additional paid-in capital	15,317				10		15,327
Statutory reserve	1,042	4					1,046
Retained earnings	8,513	7,327	(4,949)				10,891
Net income	7,331	(7,331)		3,234			3,234
Government grants	629					6	635
Regulated provisions	334					146	480
TOTAL	43,623	0	(4,949)	3,234	13	152	42,073

During 2007, the change in equity broke down as follows:

(in millions of euros)	Opening balance	Allocation of 2006 net income	Dividend distribution	2007 net income	Capital increase arising on exercise of stock options and liquidity contracts	Other movements	Closing balance
Share capital	10,427				30		10,457
Additional paid-in capital	15,179				138		15,317
Statutory reserve	1,041	1					1,042
Retained earnings	7,227	4,403	(3,117)				8,513
Net income	4,404	(4,404)		7,331			7,331
Government grants	617					12	629
Regulated provisions	423					(89)	334
TOTAL	39,318	0	(3,117)	7,331	168	(77)	43,623

6.1.2 Changes in Share Capital

During 2008, France Telecom S.A. issued 642,325 new shares following the exercise of stock options, including:

•

5,350 shares in respect of plans granted by France Telecom S.A. from 2005 to 2007;

•

204,334 shares in respect of plans granted by Wanadoo between 2000 and 2003, which were taken over by France Telecom S.A. following the merger of Wanadoo; and

•

432,641 shares in respect of plans granted by Orange between 2001 and 2003 and for which the beneficiaries received options liquidity instruments.

The capital increase resulting from the issuance of these new shares was duly recorded by the Board of Directors at its meeting of March 3, 2009.

6.1.3 Earnings per Share

	Before dilution	After dilution
Weighted average number of shares	2,611,889,097	2,658,555,815
Earnings per share	1.24	1.22

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6.1.4 Stock Option Plans

No new stock options were awarded within France Telecom S.A. during 2008.

Plans set up before 2008

France Telecom S.A. - 2007 plan

On May 21, 2007, France Telecom S.A. granted 10,093,300 stock options to certain executive officers and employees of the Company. The options may be exercised during a period of seven years beginning on May 21, 2010 and ending on May 21, 2017. The exercise price was set at 21.61 euros.

The shares acquired upon exercise of the options are subject to a lock-up period ending on May 21, 2011. In addition, the options will not vest unless the beneficiaries have been employed by the Group for a period of at least three years as of May 21, 2007.

France Telecom S.A. - 2005 plan

In 2005, France Telecom S.A. granted stock options to its executive officers and employees. The scope of the France Telecom S.A. 2005 stock option plan was enlarged in 2006 following the consolidation of the Amena group. The weighted average exercise price is 23.46 euros.

The options are exercisable for a period of ten years. The vesting period is three years.

France Telecom S.A. (formerly Wanadoo)

Following its purchase of the minority interests in Wanadoo in September 2004, France Telecom undertook to guarantee the liquidity of the Wanadoo stock option plans by exchanging Wanadoo options for France Telecom S.A. options. These options are exercisable for a period of ten years from 2006.

Orange

Orange stock option plans, which have been exercisable since 2006, can be broken down into four categories: International, France, USA and Sharesave.

Following its purchase of the minority interests in Orange, France Telecom offered holders of Orange stock options a liquidity contract and then in September 2005 issued options liquidity instruments to facilitate the delivery of France Telecom S.A. shares.

PLAN	Number of options granted	Residual vesting period (in months)	End of vesting period
International	85,693,210	17	2006
France	45,983,363	19 to 49	2006
USA	3,621,755	16	2006
Sharesave UK Save – 5 years	4,037,379	-	2006
Sharesave UK Save – 3 years	5,839,507	-	2006
Sharesave Netherlands	232,186	-	2006

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Movements in stock option plans

The following table summarizes the stock option plans granted to France Telecom employees at December 31, 2008 and 2007:

	Year ended
	December 31, 2008		December 31, 2007
STOCK OPTION PLAN	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
France Telecom plan (2005/2007)
Options outstanding at the beginning of the year	23,664,255	€22.70	14,551,905	€23.46
Options granted	-	-	10,093,300	€21.61
Options exercised	(5,350)	€23.46	(91,640)	€22.58
Options cancelled or lapsed	(1,034,340)	€22.72	(889,310)	€22.68
Options outstanding at the end of the year	22,624,565	€22.70	23,664,255	€22.70
France Telecom plan (ex-Wanadoo)
Options outstanding at the beginning of the year	4,869,159	€20.36	6,880,597	€21.82
Options exercised	(204,334)	€15.31	(1,326,010)	€14.99
Options cancelled or lapsed	(20,591)	€22.07	(685,428)	€45.43
Options expired	-	-	-	-
Options outstanding at the end of the year	4,644,234	€20.57	4,869,159	€20.36
Orange plan (1)
Options outstanding at the beginning of the year	39,838,976	€8.94	57,940,516	€8.80
Options granted	-	-
Options exercised	(986,339)	€7.51	(14,101,219)	€8.12
Options cancelled or lapsed	(566,098)	€9.42	(4,000,321)	€9.73
Options outstanding at the end of the year	38,286,539	€8.97	39,838,976	€8.94
(1) The exercise of these options gave rise to the issuance of France Telecom shares pursuant to the options liquidity instruments and to France Telecom S.A.’s decision to issue new shares.

Options exercisable at year-end

Options exercisable at year-end were as follows:

	Year ended December 31, 2008
PLAN	Number of unexercised options at year-end	Weighted average period remaining until maturity (months)	Range of exercise prices	Number of options exercisable at year-end
France Telecom plan (2005/2007)	22,624,565	90	€21.61 - €23.48	13,068,815
France Telecom plan (formerly-Wanadoo)	4,644,234	38	€13.84 - €48.70	4,644,234
Orange plan	38,286,539	26	€6.14 - €10.00	38,286,539

	Year ended December 31, 2007
PLAN	Number of unexercised options at year-end	Weighted average period remaining until maturity (months)	Range of exercise prices	Number of options exercisable at year-end
France Telecom plan (2005/2007)	23,664,255	101	€21.61 - €23.48	-
France Telecom plan (formerly-Wanadoo)	4,869,159	51	€13.84 - €48.70	4,869,159
Orange plan	39,838,976	35	€4.30 - €10.00	39,838,976

Dividend distributions

The Annual Shareholders’ Meeting of France Telecom S.A. held on May 27, 2008 decided to pay shareholders a cash dividend of 1.30 euro per share in respect of 2007. The dividend was paid on June 3, 2008 in the total amount of 3,386 million euros.

In addition, at its meeting of July 30, 2008, the Board of Directors decided to pay an interim dividend of 60 euro cents per share. The interim dividend was paid on September 11, 2008 in the total amount of 1,563 million euros, which was deducted from retained earnings in the balance sheet.

The Annual Shareholders’ Meeting of France Telecom S.A. held on May 21, 2007 decided to pay France Telecom shareholders a cash dividend of 1.20 euro per share in respect of 2006. The dividend was paid on June 7, 2007 in the total amount of 3,117 million euros.

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6.1.5 Regulated Provisions

Regulated provisions are entirely comprised of provisions for investment for an amount of 480 million euros (334 million euros in 2007).

6.2  Other Shareholders’ Equity

On March 3, 2003, under the terms of the MobilCom Settlement Agreement (see Note 9), France Telecom issued 430,705 perpetual bonds redeemable for shares (TDIRA), with a nominal value of 14,100 euros each, representing a total amount of 6,073 million euros, of which 341,910 bonds were reserved for members of the banking syndicate (the “Bank Tranche”) and 88,795 for MobilCom’s suppliers (the “Supplier Tranche”). The TDIRAs are listed on Eurolist by Euronext Paris (international issuances) and were the subject of a securities Note approved by the Commission des Opérations de Bourse on February 24, 2003.

They are redeemable for new France Telecom ordinary shares at any time by the holders, or, under certain conditions described in the securities note, at France Telecom’s initiative, based on a ratio of 444.5073 shares for one TDIRA for the Bank Tranche (i.e. a redemption price of 31.72 euros) and 376.5616 shares for one TDIRA for the Supplier Tranche (i.e. a redemption price of 37.44 euros). The initial ratio of 300 shares for one TDIRA has been adjusted several times to protect the rights of the holders according to applicable law. In addition, during the first seven years, the redemption rate for the Bank Tranche of the TDIRAs will be adjusted to compensate for any dividend distribution, if these distributions are not otherwise taken into account through another adjustment.

Since January 1, 2006, as France Telecom has fulfilled the credit rating and share price conditions described in the securities note, the interest rate on the TDIRAs is 5.25% until December 31, 2009 inclusive and 3-month Euribor +2.5% thereafter. The interest is recorded on an annual basis in the statement of income. On January 2, 2009, France Telecom paid a coupon of 171 million euros.

If no dividend payment is voted in the Ordinary Shareholders’ Meeting or no interim dividend payment is paid by the Board of Directors during the 12 months preceding the coupon payment, France Telecom can delay payment of the coupon. The amount of interest due will itself bear interest at the Euribor 12-month rate until the deferred payments are made. This deferred interest must be paid in full - including the related accrued interest – at the date of payment of the coupon following any decision to pay a dividend or interim dividend and before redemption of the TDIRAs. When payment is deferred, identified interest and/or capitalized interest amounts will be included in liabilities in the “Accrued interest payable” line.

In 2008, France Telecom redeemed 44,637 TDIRAs from the Bank Tranche for a nominal amount of 629 million euros. Taking account of redemptions made since their issue, 230,382 TDIRAs remained outstanding at December 31, 2008, including 143,360 for the Bank Tranche and 87,022 for the Supplier Tranche, for a total nominal amount of 3,248 million euros.

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6.3  Provisions

Provisions break down as follows:

(in millions of euros)	Opening balance	Increases	Reversals (utilizations)	Reversals (releases)	Discounting expense	Change in scope and reclassification	Closing balance
Early retirement plan – civil servants	1,362	15	(611)		44	(31)	779
Early retirement plan – contractual	106	20	(50)		5	31	112
Termination benefits	1,468	35	(661)	0	49	0	891
Benefits other than pensions for retirees	33		(2)		3		34
Retirement premium – civil servants	58		(10)		11		59
Unemployment risk	2		(1)				1
Retirement bonuses and other similar benefits	106	32	(29)				109
Post-employment benefits	199	32	(42)	0	14	0	203
Long-term benefits	183	10	(3)				190
Sub-total Employee benefits	1,850	77	(706)	0	63	0	1,284
Provision for contributions for Works Committee in respect of early retirement plans	34		(14)				20
Incentive for secondment within the public sector	25	5					30
Free share awards	159	50					209
Foreign exchange losses	358	390					748
Provisions for claims and litigation	148	63	(3)	(10)			198
Dismantling and restoring sites and treatment of waste electrical and electronic equipment	239		(9)		10	8	248
Other provisions	365	369	(203)	(5)			526
Sub-total Provisions	1,328	877	(229)	(15)	10	8	1,979
TOTAL PROVISIONS	3,178	954	(935)	(15)	73	8	3,263

The analysis of the net increases and reversals is as follows:

(in millions of euros)	Increases	Reversals (utilizations)	Reversals (releases)	Total
Operating expense/(income) – by nature	238	(773)	(15)	(550)
Net financial expense/(income) – by nature	687	(2)		685
Net exceptional expense/(income) – by nature	102	(160)		(58)
TOTAL	1,027	(935)	(15)	77

6.3.1 Employee Benefits

The assumptions used to measure the obligation in respect of the early retirement plan are as follows:

	Year ended
	December 31, 2008	December 31, 2007
Early retirement plan - France
Discount rate	4%	4.75%
Average expected long-term increase in salaries	2%	2%
Inflation rate	2%	2%

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The actuarial assumptions used to measure France Telecom S.A.’s obligation in respect of retirement and other long-term employee benefits, are the following:

	Year ended
	December 31, 2008	December 31, 2007
Discount rate	4.50%-5.25%	5%
Average expected long-term increase in salaries	2% - 4%	2% - 4%
Long term inflation rate	2%	2%
Expected return on plan assets	4.30%	5%

The discount rates are based on the yields of top-rated corporate bonds. They have been calculated based on external indices commonly used as a reference. Owing to unusual market conditions in 2008, France Telecom S.A. ascertained that these indices were relevant by analyzing their composition (and primarily, the quality of the issuers).

The expected long-term return on plan assets has been determined on a plan-by-plan analysis taking account of the expected return on each type of asset in the portfolio. The expected return rate on each type of asset is estimated using an analysis of changes in the rate of inflation, long-term interest rates and the associated risk premium. These factors are combined and compared to the market to determine long-term return assumptions.

	Termination benefits		Post-employment benefits
(in millions of euros)	Early retirement plan	Other termination benefits	Annuity base plans	Capital based plans	Other post- employment benefits	Long-term benefits	Total
Change in the value of the obligation
Benefit obligation at the beginning of the year	1,466	3	109	182	44	182	1,986
Service cost			6	12		10	28
Interest cost	49		5	9	2		65
Employee contributions							-
Amendments							-
Curtailments/settlements							-
Actuarial (gains) or losses	35		9	(7)	(1)		36
Benefits paid	(661)	(1)	(17)	(19)	(2)	(3)	(703)
Changes in scope							-
Acquisitions/disposals				2			2
Other (exchange differences)							-
Benefit obligations at the end of the year: A	889	2	112	179	43	189	1,414
In respect of employee benefit plans that are wholly or partly funded			112				112
In respect of employee benefit plans that are wholly unfunded	889	2		179	43	189	1,302
Change in plan assets
Fair value of plan assets at the beginning of the year			32				32
Actuarial return on plan assets			2				2
Gains (losses) on plan assets			(1)				(1)
Employer contributions			20				20
Employee contributions							-
Curtailments/settlements							-
Benefits paid			(17)				(17)
Changes in scope							-
Acquisitions/disposals							-
Other							-
Fair value of plan assets at the end of the year: B	-	-	36	-	-	-	36

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	Termination benefits		Post-employment benefits
(in millions of euros)	Early retirement plan	Other termination benefits	Annuity base plans	Capital based plans	Other post- employment benefits	Long-term benefits	Total
Plan assets
Net funded status (A) – (B)	889	2	76	179	43	189	1,378
Unrecognized actuarial gains or (losses)			(40)	(24)	(6)		(70)
Unrecognized prior service cost				(21)	(3)		(24)
Asset ceiling adjustment
Provision/(asset)	889	2	36	134	34	189	1,284
Current provision (asset)	489			13	2	30	534
Non-current provision (asset)	400	2	36	121	32	159	750
Net periodic pension cost
Service cost			6	12	1	10	29
Interest cost	49		5	9	1		64
Expected return on plan assets			(2)				(2)
Amortization of actuarial (gains) or losses	35		5	1			41
Amortization of unrecognized prior service cost				6			6
Impact of curtailments/settlements				1			1
Asset ceiling adjustment
Net periodic pension cost	84	-	14	29	2	10	139
Change in provision/(asset)
Provision/(asset) at the beginning of the year	1,466	2	42	123	34	183	1,850
Net periodic pension cost	84		14	29	2	10	139
Employer contributions			(20)				(20)
Benefits paid directly by the employer	(661)			(19)	(2)	(3)	(685)
Changes in scope: acquisitions/disposals							-
Other (exchange differences)							-
Provision/(asset) at the end of the year	889	2	36	133	34	190	1,284

6.3.2 Provisions for Dismantling and Restoring Sites and Recycling Waste

These obligations amounted to 248 million euros at December 31, 2008 (239 million euros at December 31, 2007).

The measurement of the obligation is based on dismantling costs (on a per-unit basis for telephone poles, terminals and public phones, and on a per-site basis for mobile antennae) incurred by France Telecom to meet its environmental commitments and annual scheduled asset returns for telephone poles and public telephones, and its estimated site departures for mobile antennae. These dismantling costs are calculated on the basis of the identified costs for the current financial year, extrapolated for future years using the best estimate of future trends in prices, inflation, etc., and are discounted at a risk-free rate. Forecasts of estimated site departures or asset returns are revised in light of future changes in regulations or technological requirements.

6.3.3 Free Share Award Plans

France Plan

In 2007, France Telecom S.A. granted a free share award plan covering 10.8 million shares. The plan covers approximately 113,000 employees of France Telecom S.A. and most of its majority-owned French subsidiaries.

The share awards will not vest until April 25, 2009, and are contingent upon:

•

performance conditions: achievement of the cash flow set out in the NExT plan in 2007 and 2008, and cost of the plan to be covered by additional cash flow generated over the same period; the cash flow performance conditions were met in 2007 and 2008;

•

beneficiaries must be contractually employed by the Group at the end of the vesting period.

The expense booked in 2008 amounted to 35 million euros and the provision at December 31, 2008 totaled 194 million euros (159 million euros at December 31, 2007).

International Plan

In addition to the free share award plan set up in France, an International Plan was set up in various countries in the first half of 2008.

The shares will be awarded on December 4, 2009 (December 4, 2011 in the United Kingdom). In countries where local regulations, tax laws or labor laws do not allow the award of free shares, the beneficiaries of the International Plan will receive a cash amount equivalent to the France Telecom S.A. share price on December 4, 2009.

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The conditions for awarding the shares or for paying their cash equivalent are the same as those applying under the “France” Plan.

The shares awarded may not be sold for a period of two years after the award date (three years for Spain) i.e. not before December 4, 2011 (December 4, 2012 in Spain).

The expense booked in 2008 amounted to 15 million euros.

At December 31, 2008, France Telecom S.A. purchased 10,113,460 shares in respect of the two plans, at an average cost of 19.83 euros per share.

6.4  Financial Liabilities

6.4.1 Schedule of Gross Financial Debt, Cash, Cash Equivalents and Marketable Securities by Maturity

The table below provides a breakdown of total gross financial debt, cash, cash equivalentsw and marketable securities, by category and contractual maturity date (taking account of any changes in maturity after the year-end):

(in millions of euros)	Note	At Dec. 31, 2007	At Dec. 31, 2008	2009	2010	2011	2012	2013	Beyond
Long and medium-term financial liabilities	6.4.3
Bonds convertible, exchangeable or redeemable for shares (OCEANE)		1,150	649	649
Other long-term bonds (1)		27,541	28,058	2,779	3,157	3,367	2,507	3,500	12,748
Other long-term loans (2)		1,880	246	46					200
Total (a)		30,571	28,953	3,474	3,157	3,367	2,507	3,500	12,948
Other current financial liabilities (3)
Bank loans
Treasury bills		100	600	600
Bank overdrafts		49	26	26
Other current loans		94	126	126
Accrued interest		1,047	956	956
Total (b)		1,290	1,708	1,708
TOTAL GROSS FINANCIAL LIABILITIES (A)	(a)+(b)	31,861	30,661	5,182	3,157	3,367	2,507	3,500	12,948
Marketable securities		3,320	4,066	4,066
Cash		98	153	153
Total cash, cash equivalents and marketable securities (B)	5.5	3,418	4,219	4,219
NET FINANCIAL DEBT	(A)-(B)	28,443	26,442	963	3,157	3,367	2,507	3,500	12,948

(in millions of euros)	Total	2008	2009	2010	2011	2012	2013 Beyond
Schedule of net financial debt at December 31, 2007 by maturity	28,443	2,603	3,975	3,157	3,402	2,674	12,632

(1)

Includes private placements under France Telecom S.A.’s EMTN (Euro Medium Term Notes) program for an amount of 1,124 million euros at December 31, 2008. These liabilities were previously included in bank loans.

(2)

Mainly bank loans which were long-term or medium-term at inception.

(3)

The interest rates on the short-term loans granted to France Telecom S.A. are mostly linked to French and foreign money market rates (essentially US).

The covenants on the Group’s borrowings and credit lines are presented in Note 6.5.

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6.4.2 Gross Financial Debt by Currency

The table below provides a breakdown of France Telecom S.A.’s gross financial debt less cash, cash equivalents and marketable securities by currency after swaps.

EQUIVALENT VALUE IN EUROS AT THE YEAR-END CLOSING RATE	Dec. 31, 2008	Dec. 31, 2007
EUR	28,008	24,541
USD	(207)	177
GBP	(870)	3,529
PLN	24	279
Other currencies	301	264
TOTAL AFTER SWAPS	27,256	28,790
Accrued interest	956	1,047
Impact of currency swaps	(1,770)	(1,394)
TOTAL BEFORE SWAPS	26,442	28,443

6.4.3 Long and Medium-Term Financial Liabilities

Bonds convertible into and/or exchangeable for new or existing France Telecom shares (OCEANE)

These are bonds with a face value of 2,581 euros convertible into and/or exchangeable for new or existing France Telecom shares. They have been redeemable or exchangeable since October 20, 2004, at a rate of 103.621 France Telecom shares per bond, i.e. a conversion price of 24.91 euros per share. The initial ratio of 100 France Telecom shares per bond was adjusted on several occasions to protect bondholders’ rights.

(in millions of euros)	Number	Dec. 31, 2008	Dec. 31, 2007
Opening balance	445,564	1,150	1,150
Redemptions	(194,177)	(501)	-
Closing balance	251,387	649	1,150

Since September 2008, France Telecom has redeemed OCEANE bonds with a face value of 501 million euros.

The OCEANE bonds were redeemed on January 2, 2009.

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Other bonds

The table below provides a breakdown of France Telecom S.A. bonds outstanding at December 31, 2008:

				Outstanding at
	Initial nominal amount (in millions of currency units)	Maturity	Nominal interest rate (%)	December 31, 2008	December 31, 2007
Bonds maturing in 2008					4,610
FRF (3)	1,500	January 25, 2009	TEC10 (1) less 0.75	229	229
EUR (5)	50	May 11, 2009	5.294	50	50
EUR	2,500	December 23, 2009	7	2,500	2,500
EUR (5)	300	June 9, 2010	3.813	300	300
FRF (3)	3,000	July 25, 2010	5.7	457	457
EUR	1,000	October 14, 2010	3	1,000	1,000
EUR	1,400	November 10, 2010	6.625	1,400	1,400
USD (2)	3,500	March 1, 2011	7.75	2,432	2,299
GBP (2)	600	March 14, 2011	7.5	614	798
JPY (5)	15,000	May 10, 2011	1.82	119	91
JPY (5)	7,000	May 10, 2011	1.218	55	42
CAD	250	June 23, 2011	4.95	147	173
EUR	750	January 23, 2012	4.625	750	750
EUR (4)	1,225	February 21, 2012	4.375	1,225	1,000
CHF	400	April 11, 2012	2.75	269	242
GBP	250	May 24, 2012	5.5	263	341
EUR	3,500	January 28, 2013	7.25	3,500	3,500
EUR (4)	750	May 22, 2014	5.25	750	-
CHF	400	December 4, 2014	3.5	269	242
EUR (4)	1,150	October 14, 2015	3.625	1,150	1,000
CAD	200	June 23, 2016	5.5	118	138
EUR (4)	1,900	February 21, 2017	4.75	1,900	1,500
EUR (5)	100	December 4, 2017	2.6	100	100
GBP	500	December 20, 2017	8	525	682
EUR (4)	1,550	May 22, 2018	5.625	1,550	-
EUR (4)	465	July 25, 2018	EUR HICP (6)	465	-
GBP	450	November 10, 2020	7.25	472	614
EUR (5)	500	November 13, 2022	4.219	500	500
GBP	350	December 5, 2025	5.25	367	477
GBP (4)	500	November 20, 2028	8.125	525	-
USD (2)	2,500	March 1, 2031	8.5	1,769	1,697
EUR	1,500	January 28, 2033	8.125	1,500	1,500
GBP	500	January 23, 2034	5.625	525	682
GBP	250	March 29, 2037	6	263	341
TOTAL OTHER BONDS OUTSTANDING				28,058	29,255

(1)

TEC10: variable-rate (constant benchmark index) with 10-year maturity, determined by the Comité de Normalisation Obligataire.

(2)

Bonds with a step-up clause (clause that triggers an increase in interest payments if France Telecom’s credit rating from the rating agencies drops).

(3)

These bonds, initially denominated in French francs, have been converted into euros.

(4)

Bonds or new tranches issued during 2008.

(5)

EMTN private placements, which were previously included in bank loans.

(6)

EUR HICP: Harmonised Index of Consumer Prices, an indicator of price stability calculated by the European Central Bank.

France Telecom S.A.’s bonds at December 31, 2008 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. Certain bonds may be redeemed in advance, at the request of the issuer.

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6.5  Exposure to Market Risks

6.5.1 Interest Rate Risk Management

France Telecom S.A. seeks to balance its fixed-rate/variable-rate exposure in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by the Treasury and Financing Committee.

Derivative financial instruments

Derivative financial instruments outstanding at December 31, 2008, included in the calculation of the average spot interest rate, are analyzed as follows:

(in millions of euros)	Under one year	One to five years	Over five years	Notional
Instruments designated as hedges of non-current liabilities
Fixed-rate payer and floating-rate receiver swaps	600	800	1,198	2,598
Floating-rate payer and fixed-rate receiver swaps	1,223	2,077	921	4,221
Floating-rate payer and floating-rate receiver swaps	279	-	115	394
Swaps designed as hedges of structured issues against floating-rate payment	-	-	48	48
Instruments designated as hedges of current liabilities
Short-term swaps	170	-	-	170
Instruments that meet the criteria for France Telecom S.A.’s hedging policy but do not qualify for hedge accounting
Swaps designated as hedges of non-current liabilities	384	4,261	950	5,595
Swaptions	-	-	262	262
Caps	-	500	-	500

Analysis of gross financial liabilities by interest rate range

The table below shows an analysis of gross financial liabilities by interest rate range after the impact of interest rate and currency swaps:

	Year ended
Data after swaps (in millions of euros)	Dec. 31, 2008	Dec. 31, 2007
BONDS AND BANK LOANS (1)
Rate less than or equal to 5%	7,594	7,321
Between 5% and 7%	8,060	9,069
Between 7% and 9%	9,843	9,566
Over 9%
Total fixed-rate (Weighted average spot interest rate: 6.06% at Dec. 31, 2008 and 6.12% at Dec. 31, 2007)	25,497	25,956
Total floating rate (Weighted average spot interest rate: 6.05% at Dec. 31, 2008 and 6.21% at Dec. 31, 2007)	4,520	5,996
TOTAL BANK LOANS AND BONDS (Weighted average spot interest rate: 6.06% at Dec. 31, 2008 and 6.14% at Dec. 31, 2007)	30,017	31,952
TOTAL NON-CURRENT FINANCIAL LIABILITIES	30,017	31,952
Of which impact of currency swaps (2)	(1,065)	(1,380)
Current financial liabilities (Weighted average spot interest rate: 4.03% at Dec. 31, 2008 and 4.62% at Dec. 31, 2007)	2,411	1,303
Of which impact of currency swaps	(705)	(14)
TOTAL GROSS FINANCIAL LIABILITIES AFTER SWAPS	32,428	33,255
Of which impact of currency swaps	(1,770)	(1,394)
TOTAL GROSS FINANCIAL LIABILITIES BEFORE SWAPS	30,658	31,861
(1) Non-current financial liabilities including bonds convertible, exchangeable or redeemable for shares. (2) Swaps are allocated strictly to bank loans and bonds.

Management of fixed-rate/variable-rate debt

The fixed-rate portion of France Telecom S.A.’s net financial debt after swaps rose from 97.24% at December 31, 2007 to 102.35% at December 31, 2008.

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6.5.2 Currency Risk Management

France Telecom S.A. generally hedges its foreign currency issues with derivatives or with assets in the same currency.

The table below shows the notional amounts of currencies to be delivered and received under off-balance-sheet currency instruments (currency swaps, forward currency transactions and currency options) held by France Telecom S.A.

	In currency (1)
(in millions euros)	EUR	USD	JPY	GBP	PLN	Other currencies in euro equivalent value
Cross-currency swap lender legs	400	5,682	22,000	3,550	-	1,152
Cross-currency swap borrower legs	(10,881)	-	-	-	-	(426)
Currencies receivable under forward currency contracts	1,413	883	-	697	-	108
Currencies payable under forward currency contracts	(1,567)	(466)	-	(636)	-	(326)
Currency option receivable	110	110	-	-	-
Currency option payable	(44)	(130)	-	-	(100)	(18)
TOTAL	(10,569)	6,079	22,000	3,611	(100)	490
Translated into euros at the year-end closing rate (2)	(10,569)	4,368	174	3,791	(24)	490
(1) The positive amounts represent currencies receivable and negative amounts represent currencies deliverable. (2) In euro equivalent value.

6.5.3 Management of Liquidity Risk

France Telecom S.A.’s policy is that it must be able to meet its upcoming loan repayments from available cash and credit lines in place, without recourse to additional financing, for at least the next 12 months. France Telecom S.A. optimizes its liquidity management, supervised by the Treasury and Financing Committee, through:

Diversified sources of financing

France Telecom S.A. has diversified sources of financing:

•

issuance in the short-term securities markets under the treasury bill program;

•

regular issuance in the bond markets under the EMTN (Euro Medium Term Note) program;

•

undrawn syndicated credit line of 8 billion euros, maturing in June 2012.

In 2008, France Telecom S.A. took advantage of every market window to prepare for refinancing its bond redemptions:

•

in March and April 2008, it issued three bonds for 975 million euros via private placements and reopening existing bond issues;

•

in May 2008, it issued 2 billion euros in bonds in two tranches, a 6-year tranche and a 10 year tranche;

•

in September 2008, it issued 350 million euros in inflation-indexed bonds;

•

in November 2008, it issued i) an additional 300 million euros tranche of the 10-year bond issued in May 2008; ii) an additional 115 million euros tranche of the inflation-indexed bond; and iii) a 500 million pound sterling (approximately 590 million euros) issue.

France Telecom’s five-year Credit Default Swap remained relatively stable in 2008, by comparison with the market, with an average spread of approximately 97 basis points.

Liquidity of investments

France Telecom S.A. invests its surplus cash in negotiable debt securities, mutual funds and term deposits. As liquidity is the main priority for these short-term investments, most of them are invested for terms of less than three months.

Smoothing debt securities

Debt maturities are spread consistently over the next few years.

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Credit line

At December 31, 2008, France Telecom S.A. had the following credit facilities:

	Amounts available (in millions of euros)	Amounts drawn (in millions of euros)	Maturity
Authorized overdraft facilities	150	-	-
Syndicated credit line (1)	8,000	-	20 June 2012
Credit facilities at the year end	8,150	-
Marketable securities and cash	4,219
Bank overdrafts	(26)
TOTAL LIQUIDITY POSITION AT THE YEAR END	12,343
(1) The 8 billion euro multi-currency syndicated credit line was obtained by France Telecom S.A. on June 20, 2005. It is not subject to any specific covenants in terms of financial ratios.

France Telecom’s debt ratings

France Telecom’s debt ratings did not change in 2008. At December 31, 2008, they were as follows:

	Standard & Poors	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

A portion of the debt (4.8 billion euros of the outstanding balance at December 31, 2008) is subject to step-up clauses. This amount does not include the perpetual bonds redeemable for shares (TDIRAs).

As France Telecom’s ratings did not change in 2008, the step-up clauses were not triggered.

6.5.4 Management of Covenants

Covenants with regard to financial ratios

At December 31, 2008, France Telecom S.A. had no credit lines or loans subject to specific covenants with regard to financial ratios.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom S.A.’s receivables disposal programs: (i) standard repayment scenarios on the contractual maturity date of the programs; (ii) accelerated payment, notably in the event that France Telecom’s long-term rating is downgraded to BB- or Ba3. In the case of accelerated payment, the securitization conduits cease to participate in financing new receivables, and cash received on receivables previously sold is used to repay holders of beneficial interests progressively.

Covenants with regard to events of default or material adverse changes

Most of France Telecom S.A’s financing agreements, including, in particular, the 8 billion euro syndicated credit line set up on June 20, 2005, as well as the bonds issued within the scope of the EMTN program, are not subject to cross default or prepayment clauses in the event of a material adverse change. When such clauses exist, accelerated repayment clauses stipulate that default on a given contract does not automatically lead to the accelerated repayment of all other contracts.

6.5.5

Credit Risk Management

France Telecom considers that it has an extremely limited exposure to concentrations of credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many French regions and countries. In addition, the maximum value of the credit risk on these financial assets is equal to their recognized net book value.

France Telecom S.A’s policy is to invest its cash and cash equivalents and marketable securities with financial institutions and industrial groups with a long-term rating of A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is therefore the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with leading financial institutions. France Telecom also has collateralization agreements with the main counterparties to which it has the highest exposures. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. Limits are set based on each financial institution’s rating and equity, as well as on periodic analyses carried out by the Finance and Treasury Division. The maximum commitment is then determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved. These ratios are monitored periodically to reflect the risk. Limits are monitored and reported daily to the Group treasurer and head of capital markets.

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6.5.6 Notional Amount of Derivative Financial Instruments

The notional contracts or amounts do not represent the amounts to be paid or received and consequently do not represent the risk incurred by France Telecom S.A. associated with the use of derivative financial instruments.

The fair value of the currency swaps and interest-rate swaps is estimated by discounting future expected cash flows using the year-end market exchange rates and interest rates for the remaining term of the contracts.

The fair value of over-the-counter options is estimated using generally accepted market measurement models.

	Period ended December 31, 2008			Period ended December 31, 2007
(in millions of euros)	Notional amount	Book value	Fair value	Notional amount	Book value	Fair value
Off-balance sheet financial instruments
Interest rate caps	500	1	1	2,140	17	38
Interest rate swaps (1)	13,024	(187)	1	7,859	61	56
Currency swaps	11,379	(819)	(1,013)	6,743	15	(1,117)
Forward currency contracts and forex swaps	2,894	(13)	(7)	2,716	(16)	(13)
Currency options	144	2	11	-	-	-
Swaptions	262	(41)	(41)	341	(16)	(12)
TOTAL	28,203	(1,057)	(1,048)	19,799	61	(1,048)
(1) Including 1,777 million euros with a forward inception date at December 31, 2008 (1,159 million euros at December 31, 2007)

The book value of off-balance-sheet derivative instruments includes accrued interest, equalization payments, premiums paid or received, provisions for interest-rate risks relating to instruments that do not qualify for hedge accounting and provisions for currency risk relating to derivatives. The difference between book value and market value mostly comprises the unrealized deferred gains or losses on off-balance-sheet financial instruments.

6.6  Trade Payables

This item includes 2,804 million euros of invoices not yet received at December 31, 2008 versus 2,747 million euros at December 31, 2007.

6.7  Other Current Liabilities

	Year ended
(in millions of euros)	December 31, 2008	December 31, 2007
Subsidiaries’ cash current accounts	39,907	22,709
Orange SA	29,544	11,355
Orange France SA	4,957	3,650
WSB	1,838	3,002
ASB	75	1,948
OPCS	763	797
Subsidiaries’ group tax relief current accounts	118	62
Orange France	95	-
FTMI	1	32
Tax and social security liabilities	1,474	1,608
Other	515	172
TOTAL	42,014	24,551

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6.8  Deferred Income

Deferred income amounting to 1,815 million euros (2,175 million euros at December 31, 2007) mainly related to:

•

prepayments received under QTE leases (see notes 5.1.7 and 6.2) for 596 million euros (980 million euros at December 31, 2007);

•

the deferral over 20 years of billing for civil engineering services with respect to the contribution of cabled networks for 606 million euros (653 million euros at December 31, 2007).

6.9  Maturity of Non-Financial Receivables and Payables

Non-financial receivables and payables are mostly due in under one year.

6.10  Foreign Exchange Gains

This item represents unrealized gains arising on the translation of loans and borrowings in foreign currencies. Most of this amount comprises unrealized gains on sterling bond issues following the depreciation of the pound sterling.

Note 7     Employees

The average number of full time equivalent employees in 2008 was 93,333 (2007: 95,857), 72% of whom had civil servant status, versus 73% in 2007.

They are classified as follows:

•

senior management and management 38% (versus 37% at December 31, 2007);

•

employees, technicians and supervisory staff 62% (versus 63% at December 31, 2007).

Note 8     Contractual Obligations and Off-Balance Sheet Commitments

Management believes that, to the best of its knowledge, there were no outstanding commitments at December 31, 2008, other than those described below, likely to have a material impact on the current or future financial position of France Telecom S.A.

8.1  Contractual Obligations Recognized on the Balance Sheet

		Payments due at December 31, 2007	Payments due by maturity at December 31, 2008
(in millions of euros)	Note	Total	Total	Before end- December 2009	From January 2010 to December 2011	From January 2012 to December 2013	From January 2014
Current financial liabilities	6.4.1	1,290	1,708	1,708
Non-current financial liabilities	6.4.1	30,571	28,953	3,474	6,524	6,007	12,948
OCEANE bonds convertible, exchangeable or redeemable for shares (1)		1,150	649	649
Total gross financial liabilities	6.4.1	31,861	30,661	5,182	6,524	6,007	12,948
Early retirement plan	6.3	1,468	889	489	430	9
(1) Maximum amounts assuming no conversion or exchange.

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8.2  Off-Balance Sheet Contractual Obligations and Commitments

8.2.1 Investment, Purchase and Leasing Commitments

	Payments due at December 31, 2007	Payments due by maturity at December 31, 2008
(in millions of euros)	Total	Total	Before end- December 2009	From January 2010 to December 2011	From January 2012 to December 2013	From January 2014
Operating lease commitments	2,461	2,826	597	964	548	717
Real estate	12	40	15	19	3	3
Purchase commitments (1)	1,645	1,650	959	363	182	146
Property, plant & equipment and intangibles	182	168	129	39
Other goods and services	1,463	1,482	830	324	182	146
(1) Off-balance sheet commitments related to equity interests are not included in this table (see Note 8.2.2).

Leasing commitments

As part of the divestment of a portion of its real estate assets in 2001, 2002 and 2003, France Telecom S.A. undertook to re-lease these buildings under commercial leases, except for certain assets to be vacated in the short-term. France Telecom S.A. may choose whether or not to renew the leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to 318 million euros at December 31, 2008.

Lease payments in respect of operating leases, except for those entered into with FT IMMO H, amounted to 411 million euros at December 31, 2008 (434 millions at December 31, 2007).

The table below shows minimum future lease payments under non-cancelable real estate operating leases at December 31, 2008:

(in millions of euros)	Operating leases except for those withFT Immo H	Operating leases with FT Immo H	Total operating leases
from January 2009 to December 2009	461	96	557
from January 2010 to December 2010	446	99	545
from January 2011 to December 2011	307	63	370
from January 2012 to December 2012	221	52	273
from January 2013 to December 2013	212	54	266
2014 and beyond	633	84	717
TOTAL MINIMUM FUTURE LEASE PAYMENTS	2,280	448	2,728

Investment commitments and commitments to purchase goods and services

In the ordinary course of its activities, France Telecom S.A. enters into purchase contracts with network or services equipment manufacturers, as well as various contracts with telecommunications operators. These purchases may form part of several-year contracts. The most significant commitments at December 31, 2008 relate to the following:

•

purchase of satellite transmission capacity for an overall amount of 525 million euros, including 294 million euros on behalf of Globecast (517 million euros including 366 million euros on behalf of Globecast at December 31, 2007), with various contractual maturities up to 2015;

•

maintaining submarine cables for which France Telecom S.A. has joint ownership or user rights, for a total amount of 154 million euros (178 million euros at December 31, 2007).

Furthermore, as part of the license award process, France Telecom S.A. made certain commitments to the government authorities in terms of network coverage, number of subscribers and traffic quality. These will require substantial investment expenditure in future years to deploy and enhance the networks. Non-complia nce with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom S.A. can fulfill these obligations to the government authorities. France Telecom S.A. may also be required to pay further fixed or variable user fees on expiry of these licenses.

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8.2.2 Other Off-Balance Sheet Commitments

Guarantees

	Payments due at December 31, 2007	Payments due by maturity at December 31, 2008
(in millions of euros)	Total	Total	Before end-2009	From January 2010 to December 2011	From January 2012 to December 2013	From January 2014
Guarantees given to third parties by France Telecom S.A.
In the ordinary course of business	1,178	1,269	638	156	93	382
In relation to disposals	1,578	1,560	1,160		260	140
QTE leases	1,347	332		9	10	313

Guarantees given in the ordinary course of business

France Telecom S.A.’s main commitments relating to borrowings are set out in Notes 6.4. and 6.5.

France Telecom S.A. provides certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of its contractual obligations in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the amount of its commitments.

However, when these guarantees consist in real collateral, they are disclosed in Note 7.2.3 Assets covered by commitments.

Under the real estate divestment plan implemented by France Telecom S.A. and its subsidiaries, France Telecom S.A. has jointly and severally guaranteed the payment of rents on the leased buildings. Residual lease commitments totaled 206 million euros at December 31, 2008 and 229 million euros at December 31, 2007.

Asset and liability warranties granted in the context of disposals

As part of the agreements between France Telecom S.A. and the acquirers of certain assets, subsidiaries or investments, France Telecom S.A. is subject to standard warranty clauses relating to assets and liabilities. All material sale agreements provide for ceilings on these warranties.

At December 31, 2008, the main warranties in effect were those granted to:

•

Tower Participations and its subsidiaries as part of the disposal of TDF, capped at 636 million euros. At December 31, 2008, the only specific warranties outstanding were given in relation to taxation and environmental law;

•

Deutsche Telekom, as part of the disposal of its mobile and internet businesses in the Netherlands. The warranties are capped at 260 million euros and will expire in 2009, except for the tax-related warranties, which are capped at 400 million euros and will expire at the end of the statutory time limits;

•

as part of the disposal of Casema: at December 31, 2008, the only warranties remaining were tax-related.

Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom S.A.’s results and financial position.

Guarantees given to third parties under France Telecom S.A. QTE leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has given to investors, and then leased back, certain items of telecommunications equipment. Under these transactions, France Telecom guaranteed investors future payments of rents for a combined maximum of 435 million US dollars at December 31, 2008.

Under these QTE leases, France Telecom also provided counter-guarantees to the banks that granted letters of credit to investors. At December 31, 2008, the cumulative amount of letters of credit was 28 million US dollars, after the transactions unwound in December 2008.

France Telecom deems that the risk that all of these guarantees will be called is negligible.

Amena price guarantee

At the time of the acquisition by France Telecom S.A., on November 8, 2005, of Auna Operadores de Telecomunicaciones SA, which owns Retevision Movil S.A. (Amena), those shareholders holding the residual interest in Auna undertook not to sell their shares for a period of three years except in the event of a transfer to a Spanish entity that is not a competitor of France Telecom. At the end of this period, and for an initial period of one month (which was extended by mutual consent to three months, until March 5, 2009), the minority shareholders and France Telecom may discuss the potential purchase of these interests. After March 5, 2009, and for a period of six months, certain minority shareholders may decide to sell all of their shares provided that they have received from a third party a “Bona Fide Offer”, defined as an offer at least equal to a floor valuation of the shares as established by two investment banks. After receiving the “Bona Fide Offer”, the minority shareholders are required to notify France Telecom, which may decide to acquire the shares or not.

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If it acquires the shares, France Telecom has undertaken to pay a price per share at least equal to 90% of the price it paid for the Auna shares in 2005 plus capitalized annual interest of 4.5% (the “Guaranteed Price”). If it does not acquire the shares, France Telecom undertakes to indemnify the minority shareholders, if they actually sell their shares, for any negative difference between the price of the “Bona Fide Offer” and the “Guaranteed Price“. This price guarantee given to minority shareholders has been accounted for as a “synthetic” derivative and measured at fair value at December 31, 2008 for an amount of 810 million euros.

After the six-month period:

•

the minority shareholders may ask for the company’s shares to be listed. The value of the shares must then be established by two investment banks. At any moment up to the date a prospectus is filed with the relevant stock exchange authorities, France Telecom can exercise its preemption right on the shares held by the minority shareholders, at a price at least equal to the Guaranteed Price per share;

•

for a period of five years after that date, France Telecom will hold a call option on the shares held by the minority shareholders, which may be exercised at a price equal to the higher of (i) the fair value of the shares or (ii) the Guaranteed Price.

Commitments to purchase or subscribe to securities

At December 31, 2008, France Telecom had no material commitment to acquire or subscribe to any securities.

8.2.3 Commitments Relating to Employees other than Pensions and other Post-Employment Benefits

Regarding individual training rights for employees, vested training rights not yet used totaled approximately four million hours at December 31, 2008.

In accordance with the accounting policies set out in Note 2, no provisions were recognized relating to statutory training rights in France Telecom S.A.’s financial statements at December 31, 2008.

8.3  Assets Covered by Commitments

The table below demonstrates France Telecom’s ability to freely use its assets at December 31, 2008.

(in millions of euros)	Note	Dec. 31, 2008	Dec. 31, 2007
Cash collateral associated with swap contracts	5.1.2.3	238	710
Outstanding sold receivables	5.1.3	1,129	1,369
Other guarantee deposits (1)	9.1	1,005	779
(1) Amount placed in escrow (principal + interest) in respect of the European Commission inquiry into the special business tax arrangements.

At December 31, 2008, France Telecom S.A. had not granted any significant pledges or mortgages over its assets.

8.4  Off-Balance Sheet Commitments Received

(in millions of euros)	Dec. 31, 2008
Operating lease commitments	284
Commitments related to the purchase of goods and services	1,221
Other commitments and guarantees received	7
TOTAL	1,512

Operating lease commitments comprise commitments received from subsidiaries in respect of rent reinvoicing.

Commitments related to the purchase of goods and services mainly comprise:

•

commitments received from Globecast under satellite capacity availability agreements;

•

commitments received from Orange France under transmission capacity availability contracts.

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Note 9     Litigation

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs that may result from these proceedings are only accrued when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk.

At December 31, 2008, provisions totaling 198 million euros (148 million euros at December 31, 2007) were recorded in France Telecom S.A.’s accounts to cover all of the litigation proceedings in which it is involved. France Telecom S.A. does not provide details of the provisions, as it considers that their disclosure on a case-by-case basis could seriously harm the Company.

The litigation and claims that could have a significant effect on France Telecom S.A.’s financial position are described below.

9.1  Litigation Related to Competition Law

A number of claims have been issued against France Télécom S.A. by the competitors for alleged anti-competitive behavior, for which they are generally seeking a cease order. If the claims are upheld, France Telecom S.A. may be ordered to pay fines. Competitors may also claim damages in civil or commercial proceedings for harm caused by these practices.

European Commission Procedures and Requests for Information

•

In January 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused in particular on the special French business tax (taxe professionelle) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, to which it was subject from 1991 to 2002.

In its August 2, 2004 decision the European Commission stated that this regime was incompatible with the European Union Treaty and ordered the French State to recover from France Telecom an amount of aid that it estimated to be between 798 million euros and 1.14 billion euros plus interest.

In January 2005, France Telecom lodged an appeal against this decision with the European Court of First Instance (ECFI). For its part, the French State had filed an equivalent appeal in October, 2004. In October, 2006, the European Commission asked the European Court of Justice (ECJ) to rule that the French authorities had failed to execute its decision.

On October 18, 2007, the ECJ concluded that the French authorities had failed to respect their obligation to execute this decision within the prescribed time limits. Following the October 18 ruling, France Telecom placed in an escrow account, pending the final decision on the substance of the matter, the amount of 757 million euros, increased to 813 million euros on February 6 2008 and to 964 million euros on July 30 2008, following discussions between the French authorities and the Commission staff with the participation of France Telecom. This amount corresponds to the Commission’s estimate of the supposed state aid but does not imply approval by the French authorities or France Telecom as to whether any state aid occurred, whether it is possible to establish an amount or the estimate made by the Commission staff. The amount in escrow will be transferred to the French State if the appeal of the August 2, 2004 Commission decision should be dismissed by the ECFI. In the contrary event, it will be returned to the full possession of France Telecom.

The oral hearing before the ECFI took place on November 18, 2008. The tribunal decision is expected in 2009.

Following the oral hearing, the risk assessment in this litigation is unchanged and the risk continues to be classified as a contingent liability as defined by article 212-4 of the General Accouting Plan (Plan Comptable général).

•

In December 2001, following a sector inquiry on the conditions for unbundling the local loop and providing access to broadband services in the European Union member states, the European Commission notified Wanadoo of claims arising from the company’s tariffs for the broadband Internet services Wanadoo ADSL and Pack eXtense. In July 2003, the European Commission ordered Wanadoo to pay a fine of 10.35 million euros for abuse of dominant position between March 2001 and October 2002. On January 30, 2007 the European Court of First Instance upheld this decision. France Telecom has filed an appeal with the European Court of Justice. A decision  is expected in April 2009.

•

On May 20, 2008, the European Commission announced that it had launched formal inquiry proceedings concerning the pension plan for French civil servants employed by France Telecom. This step follows a complaint from Bouygues Telecom initiated in 2002.

The objective and effect of the pension plan implemented by the French law of July 26, 1996 was to bring the financing of the pension plan for French civil servants employed by France Telecom into line with pension plans applicable to employees of France Telecom competitors. As part of the new regime established by the 1996 law, France Telecom made an exceptional payment of 5.7 billion euros to the French State in 1997 and, since then, has made annual contributions in full discharge of its liabilities.

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France Telecom considers that the sole effect of the pension plan system established in 1996 is to release the company from a structural disadvantage and that this reform contains no element of state aid. The company made observations as an intervenor in the proceedings. The European Commission is not bound by any time limit for rendering its decision, but Regulation CE 659/1999 provides a guideline of 18 months following the launch of the procedure.

Proceedings with National Competition Authorities

•

Bouygues Telecom Caraïbe and Outremer Telecom brought claims before the Competition Council (Conseil de la concurrence) respectively in July 2004 and July 2005 regarding practices of Orange Caraïbe and of France Telecom in the mobile and fixed to mobile markets in the Caribbean and in French Guyana. The initial complaint by Bougues Telecom Caraibe resulted in the adoption by the Competition Council of interim injunctions against Orange Caraïbe in December 2004. Further to an appeal against this decision lodged by Orange Caraïbe, on January 28, 2005, the Paris Court of Appeal confirmed the principles behind these injunctions, while extending the timeframe for implementing two of them. An investigation into the substance of the case was opened in December 2005. In May 2007, the Competition Council joined the two proceedings. On August 5, 2008, it issued a number of complaints concerning in particular tariff practices and exclusivity practices with distributors. A response was filed in November 2008. The proceedings could resume in 2009.

•

On August 14, 2007, France Telecom was informed that Free had filed a complaint with the Competition Council against France Telecom concerning the rollout of fiber optic networks. This complaint includes a claim for injunctive relief to require France Telecom to provide access to its civil engineering facilities for purposes of implementing very high bandwidth services, and to do so at cost-oriented tariffs, while prohibiting France Telecom from marketing its own retail service offering or rolling out its own facilities outside Paris until such time as these measures are taken. On February 12, 2008, the Competition Council rejected Free’s request for injunctive relief concerning the conditions of access to existing civil engineering infrastructure established on the public domain for deploying new optical local loops on the residential market (FTTH). The Competition Council acknowledged that France Telecom had been engaged since October 2007 before the Telecom and Postal Regulatory Authority (ARCEP) in a constructive process to develop an offer to access its cable ducts. It considered that there was no serious and immediate threat to competition justifying the pronouncement of the measures requested. At the same time, it decided to pursue its investigation into the substance of the case. Parallel to this investigation, France Telecom developed its civil engineering offering while also undertaking working discussions with other operators under ARCEP supervision, concerning the mutualisation of equipment inside buildings. These discussions resulted in an agreement in December 2008.

•

On September 18, 2008, the Competition Council notified France Telecom of a substantive claim by Bouygues Telecom along with claims for interim measures, for anti-competitive agreements with Apple regarding conditions for distibution of the i-Phone in the French market. On December 17, 2008, the Council upheld the request for interim measures and in particular ordered the suspension of the exclusivity arrangements between Apple and Orange and its distributors. The Paris Court of Appeal confirmed his decision on February 4, 2009. France Telecom has filed an appeal with the Supreme Court.

Civil and Commercial Proceedings

•

In December 2006, Free brought action against France Telecom before the Paris Commercial Court, claiming compensation for the loss it believes it has suffered due to France Telecom’s anti-competitive practices in the broadband access market between 1999 and 2005. Free accuses France Telecom of having implemented a strategy that, between 2000 and 2002, prevented it from deploying ADSL and recruiting potential new customers to its dial-up customer base, and which, from 2003 to 2005, hampered its development in this market. Free has asked the court to order France Telecom to pay a provisional sum of 500 million euros. In May 2008, in support of its claims, Free filed an economic study which speaks of theoretical damages of 1.9 billion euros. In December 2008, France Telecom produced an expert economic and financial assessment which concludes that Free has incurred no loss. France Telecom considers that the claims of Free are unfounded, since Free has been able to take full advantage of the development and dynamism of the French broadband market.

•

In 1991, Lectiel (formerly Filetech) brought proceedings before the Paris Commercial Court claiming anti-competitive practices by France Telecom and demanding that the subscriber directory database be delivered to it without charge. Following the refusal of its claim in January 1994, Lectiel brought an appeal before the Paris Court of Appeal. Numerous other proceedings were brought which interfered with this main claim, including Lectiel’s claim before the Competition Council which, on September 29, 1998, imposed a fine on France Telecom of 1.52 million euros and ordered it to give access to its directory database at “costoriented prices”. In December 2006, Lectiel increased its monetary claim to 376 million euros and claimed for the delivery without charge of the directory database, together with daily updates, subject to penalties for non-compliance of 1.5 million euros per day. On September 30, 2008, the Court of appeal rejected all of Lectiel’s claims and ordered it to pay damages of 3.9 million euros to France Telecom for unauthorised use of its database. On December 23, 2008, the court-appointed liquidator of the company Groupadress, who had intervened in the proceedings, appealed the decision to the Supreme Court.

•

At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac (since absorbed into France Telecom S.A.) before the Paris Commercial Court, following a claim against Nerim for unpaid invoices. Nerim claims not to owe any amounts to Transpac and further claimed that on the contrary Transpac and Wanadoo engaged in anti-competitive behavior, warranting damages of 57 million euros. In March 2008, Nerim withdrew its claim. This event brought the proceedings to an end.

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•

On June 25, 2008, Free brought interim proceedings before the Paris Commercial Court seeking an injunction ordering the suspension of the sale of the “Orange Foot” service which is linked to the subscription for an Orange multi service ADSL access offer. The court rejected the injunction request on July 1, 2008. Free withdrew the appeal it had filed, but brought substantive proceedings seeking to enjoin France Telecom from conditioning the subscription to the Orange Foot service on the purchase of an Orange Internet subscription, together with an order that France Telecom pay damages of 5 million euros, subject to revision. Free considers the amount of its loss to be 54 million euros. Neuf Cegetel joined the proceedings, also claiming damages but calling for an expert report to value its loss. On February 23, 2009, the Paris Commercial Court ordered France Telecom to cease conditioning the linear TV broadcast of Orange Foot on the purchase of an Orange broadband internet subscription. It also appointed a panel of experts to enable it to evaluate the quantum of loss incurred by Free and Neuf Cegetel. France Telecom considers that separating out the linear TV stream deprives the Orange Foot service of its substance, an integral part of which consists of interactive and non linear functions inseparable from the access element. Based on solid legal and factual arguments, France Telecom has appealed from the decision. Lastly, France Telecom considers that should his decision be upheld, the costs that might arise from remedying the alleged losses would not have a material impact on its financial situation and results.

9.2  Other Proceedings

Civil and Commercial Proceedings

•

Three proceedings were brought pending before German courts, relating to the UMTS investment undertaken in Germany in 2000 in partnership with MobilCom. This investment was agreed to on March 23, 2000 under the aegis of the contract known as the “Cooperation Framework Agreement” (CFA), and subsequently was brought to an end on November 20, 2002 by a negotiated settlement, known as the “MobilCom Settlement Agreement” (MCSA). Under the terms of this settlement, France Telecom purchased the MobilCom receivables held by the bank syndicate members and suppliers at their face value and wrote-off the receivables as well as the repayment of shareholders’ advances made to MobilCom during the previous two years for a total settlement payment of approximately 7 billion euros. These judicial proceedings have been initiated either by the court-appointed liquidator in the personal bankruptcy of the former MobilCom CEO Gerhardt Schmid, or by minority shareholders of MobilCom related to Mr Schmid. The parties are claiming very significant amounts on the basis of the alleged improper enforcement of the CFA and/or violation of German law on the protection of minority interests. The plaintiffs accuse France Telecom in substance of having undertaken the UMTS project and then terminated it, and of having imposed these decisions on MobilCom and its then CEO by means of a supposed “hidden” or “de facto” domination.

The first action was brought in December 2003 before the Kiel Court by Millenium, a minority shareholder of MobilCom owned by Mrs. Schmid-Sindram. In December 2005, Millenium raised its claim to 5.41 billion euros excluding interest in respect of the losses suffered by it and by MobilCom as a result of the so-called de facto domination (see below). On January 30, 2008, the Court held that it was competent and on February 4, 2009, it held an oral hearing on the substance of the case. Its decision is expected to be rendered during the first half of 2009.

The second action was launched in December 2003 by Mrs. Schmid-Sindram and Mr Marek, another MobilCom minority shareholder, in which they too claimed compensation for loss suffered due to the alleged dominant relationship, which they evaluated at a theoretical supplement to the share price multiplied by the number of shares held by the plaintiffs or possibly by all the shareholders. On August 12, 2005, the Court of Flensburg rejected the claim as unfounded and on August 27, 2008, the Schleswig Court of Appeal confirmed that decision. Since no appeal to the Supreme Court is possible in this type of procedure, the decision of the Schleswig court is final and the proceedings have come to an end.

The third action was brought before the Frankfurt Court in December 2004 by the court-appointed liquidator in Gerhardt Schmid’s personal bankruptcy. The claim disregards all waivers of rights to legal recourse stipulated in the MCSA, which he claims are null and void, alleging improper enforcement of the CFA as well as de facto domination. In December 2005, the claim was increased to 7.22 billion euros excluding interest, on the basis of a hypothecal reconstruction of MobilCom’s value had the UMTS project been successful. On January 16, 2008, the Court dismissed the claim, considering in particular that the abandonment of court proceedings was valid and that it barred Gerhardt Schmid from all claims. An appeal is pending before the Frankfurt Court of Appeal. No hearing date has yet been fixed.

France Telecom considers that all these actions are unfounded and in bad faith.

Administrative Litigation

•

In November 2000, the SNCF brought proceedings with the Paris Administrative Court in which it claimed payment from France Telecom of compensation set at 135 million euros (excluding interest) for its use of SNCF railway infrastructure between 1992 and the end of 1996. In addition, the SNCF sought the appointment of an expert to calculate the amount of variable compensation it considered owning to it in addition to the fixed compensation. According to SNCF calculations, this variable compensation amounted to 352 million euros. France Telecom does not contest the fact that payment is due for the period since July 29, 1996, but considers that the action is unfounded for the period prior to that date. On March 11, 2004, the Paris Administrative Court held the SNCF claims to be inadmissible, a decision upheld by the Paris Court of Administrative Appeal on May 24, 2007. The SNCF has lodged an appeal with the Administrative Supreme Court (Conseil d’Etat). No new developments took place in the proceedings in 2008.

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There are no other governmental, legal or arbitration proceedings, including any proceedings that are pending or threatened of which France Telecom S.A. is aware, which may have or have had in the last twelve months a material impact on the Company’s financial position or profitability.

Note 10     Related Party Transactions

The table below shows transactions and balances with related parties in excess of 100 million euros. They include transactions carried out in the ordinary course of business and intercompany loans and borrowings.

(in millions of euros)	Receivables	Payables	Operating expense	Operating revenue	Financial expense	Financial income
RELATED COMPANIES
Atlas Services Belgium		75			(2,452)	276
Equant BV		267	(482)	132	(952)
FCR		691
FT Espana	191					225
Orange SA	164	29,544			(1,104)	2,831
Orange France SA	3,636	5,264	(1,287)	3,856	(195)
Orange Personal Com Serv Ltd		750		148		243
Orange A/S Holding Denmark		210
OCH		107
Orange Business Participation		165
Orange Group Etat Major (OLTD)		123			(656)	160
Wirefree Services Belgium		1,838			(7,627)	8,950

Note 11     Subsequent Events

No events other than those described above have occurred since the year end.

Note 12     Compensation Paid to Members of France Telecom S.A.’s Board of Directors and Group Management Committee

The total gross amount of compensation (gross salaries, bonuses, benefits, directors’ fees, incentive bonuses, employee profit-sharing and employer’s contributions) paid by France Telecom S.A. and companies it controls to persons who were members of France Telecom S.A.’s Board of Directors or Group Management Committee at December 31, 2008 or during the financial year 2008 amounted to 7,718,987 euros in 2008 (versus 7,962,258 euros in 2007).

No termination benefits were paid in 2008 versus a payment of 4,691,381 euros en 2007.

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20.2.2 Report of the statutory auditors on the annual financial statements

Year ended December 31, 2008

Dear Shareholders,

In our capacity as statutory auditors, appointed by ministerial order, we hereby report to you for the year ended December 31, 2008 on:

•

the audit of the accompanying annual financial statements of France Telecom,

•

the justification of our assessments,

•

the specific verifications and disclosures required by French law.

These annual financial statements have been approved by the Board of Directors. Our role is to express an opinion on these annual financial statements based on our audit.

I. Opinion on the annual financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual financial statements are free of material misstatement. An audit includes examining, by audit sampling and other selective testing procedures, evidence supporting the amounts and disclosures in the annual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that the evidence we have gathered in order to form our opinion is sufficient and appropriate.

In our opinion, the annual financial statements give a true and fair view of the assets, liabilities and  the financial position of the Company as of December 31, 2008 and the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

Without qualifying the above opinion, we draw your attention to the matter discussed in Note 9.1 that sets out the European Commission’s decision relating to business tax (taxe professionnelle) which states that the request made by the Commission enters into the category of contingent liabilities, as defined by Article 212-4 of the French General Chart of Accounts (“Plan Comptable Général”).

II. Justification of our assesments

In accordance with the requirements of Article L. 823-9 of the French Commercial code (“Code de Commerce”) relating to the justification of our assessments, we bring to your attention to the following matters:

As stipulated in Note 2.3 to the annual financial statements, the management of France Telecom makes assumptions and uses accounting estimates that may affect the amounts recorded in the financial statements as well as the accompanying notes. This note also states that  actual results may differ from these estimates, depending on various assumptions or situations. In the context of our audit of the annual financial statements for the year ended December 31, 2008, we have considered that among the accounts that are subject to significant accounting estimates for which our assessments may be explained are those relating to financial assets, intangible and tangible assets and provisions for risks.

We have notably:

•

with respect to the abovementioned assets, assessed the data and the assumptions on which the estimates are based, and more specifically cash flow projections prepared by the Company’s operational management in the economic situation brought about by the financial crisis, reviewed the calculations made by the Company and the sensitivity of the main values in use, assessed the accounting principles and methods used to determine fair values, compared accounting estimates made for prior periods with actual results, and reviewed the management approval procedures for these estimates;

•

with respect to provisions for risks, assessed the basis upon which such provisions have been set up, reviewed the disclosures relating to these risks in the notes to the annual financial statements, and reviewed the management approval procedure for such estimates.

These assessments were thus made in the context of the performance of our audit of the annual financial statements taken as a whole, and therefore contributed to the formation of our opinion expressed in the first part of this report.

III. Specific verifications and disclosures

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding:

•

the fairness and the consistency with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements,

•

the fairness of the information provided in the management report of the Board of Directors in respect of remuneration and benefits granted to certain company officers and other commitments made in their favor in connection with, or subsequent to, their appointment, termination or change in function.

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Pursuant to the law, we have verified that the information relating to acquisitions of investments and controlling interests and the identity of and percentage interests and voting rights has been properly disclosed in the management report of the Board of Directors.

French original signed at Neuilly-sur-Seine and Paris-La Défense, on March 4, 2009 by:

The Statutory Auditors

DELOITTE & ASSOCIES	ERNST & YOUNG Audit
Etienne JacqueminJean-Paul Picard	Christian Chiarasini

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20.3     DIVIDEND DISTRIBUTION POLICY

France Telecom paid a dividend of 1.30 euros per share for its fiscal year 2007.

For fiscal year 2008, the Board of Directors meeting of March 3, 2009 decided to propose a dividend payment of 1.40 euros per share at the Annual Shareholders’ Meeting of May 26, 2009, to be paid on June 30, 2009. Given the payment of an interim dividend of 0.60 euro on September 11, 2008, the balance of the dividend paid to shareholders would amount to 0.80 euro per share.

Subject to approval at the Annual Shareholders’ Meeting, shareholders may elect between June 2, 2009 and June 23, 2009 inclusive to receive new shares which will be issued by the Company, representing 50% of the total dividend, or 0.40 euro per share. See Chapter 26 of the 2008 Annual Shareholders’ Meeting report, Sections 26.1 and 26.2.

By agreement with France Telecom on March 6, 2009, the State has irrevocably undertaken, subject to the resolution being approved at the Annual Shareholders’ Meeting, to exercise this option for a dividend payment in shares up to its entire rights.

The Board of Directors has decided that an interim ordinary dividend payment will be paid annually, based on the interim results.

20.4     LEGAL AND ARBITRATION PROCEDURES

In its normal course of business, France Telecom is involved in a number of legal, arbitration and administrative proceedings.

The costs that may result from these proceedings are only provisioned for when they are probable and when their amount may be quantified or estimated in a reasonable range. The amount of provisions made is based on the appreciation of the risk level in each case, it being specified that the occurrence of events during the procedure may lead to a re-assessment of this risk at any moment.

Procedures that may have significant effects on France Telecom’s financial situation are described in Note 30 Litigation in the notes to the consolidated financial statements (see Section 20.1). In addition, the following developments have occurred since March 4, 2009, the date when the 2008 corporate financial statements were published:

•

On March 11, 2009, after partial annulment of the decision of the Paris Court of Appeals, the Court hearing the case on remand, dismissed Orange France, SFR and Bouygues Telecom’s action for annulment of the decision of the French Competition Council dated December 1, 2005, which forced Orange France to pay a fine of 256 million euros for collusion. As the fine has been paid, this decision had no impact on the Group’s financial statements.

•

At the same time as the ongoing enquiry at the French Competition Authority regarding France Telecom’s practices on the mobile and fixed-line to mobile markets in the West Indies and French Guiana, in March 2009 the company Digicel (formerly Bouygues Telecom Caraïbe) initiated legal action for damages before the Paris Commercial Court amounting to an estimated 359 million euros, stemming from these practices. France Telecom believes that these demands are unfounded and that their amount would appear to be totally unjustified.

•

As part of ongoing proceedings before the German courts concerning France Telecom’s investment in Germany, in partnership with the company MobilCom, on March 20, 2009 the Court of Kiel rejected the claims made by the company Millennium, a minority shareholder of MobilCom in December 2003. These claims amounted to 5.41 billion euros for the damage suffered as a result of MobilCom’s alleged de facto domination.

•

On March 31, 2009, the Paris Court of Appeals refused to suspend the provisional execution to which the summary judgment of the Paris Commercial Court of February 23, 2009 is subject. This required France Telecom to stop conditioning the streaming of the Orange Foot TV offer on the purchase of an Orange broadband Internet subscription. This decision does not influence the outcome of the proceedings on the merits before the Paris Court of Appeal. The broadcasting of the Orange Sport channel remains suspended until the Paris Court ruling, France Telecom continues to distribute the channel to its existing subscribers.

•

On April 2, 2009, the European Court of Justice rejected France Telecom’s appeal relating to the abuse of its dominant position on the French market for broadband internet access between March 2001 and October 2002. The Court of First Instance’s judgment of January 30, 2007 rejecting the appeal against the European Commission’s decision, which imposed a fine of 10.35 million euros on Wanadoo, is therefore confirmed.

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•

In March 2009, Orascom Telecom initiated an arbitration against France Telecom at the Arbitration Court of the International Chamber of Commerce (ICC), who issued an award rejecting Orascom Telecom’s claims and condemning it to transfer its entire stake in MobiNil to France Telecom. The 20% equity interest that Orascom Telecom holds directly in ECMS, as well as the free float of ECMS, do not fall within the scope of the Arbitration Court. Further to the acquisition of the Orascom Telecom stake in MobiNil for approximately 530 million euros and once the award will be implemented, France Telecom will have full control over the leading mobile operator in Egypt. France Telecom will therefore be able to consolidate the entire financial results of ECMS.

See Chapter 4 on Risk Factors, Section 4.2 Legal Risks.

20.5     SIGNIFICANT CHANGE IN FINANCIAL OR COMMERCIAL SITUATION

The significant events that have occurred between the balance sheet date and March 3, 2009, the date the Group’s 2008 accounts were closed by the Board of Directors, are described in Note 32 Subsequent events of the Notes to the Consolidated Financial Statements.

After March 3, 2009, the following events occurred:

•

Following an award issued by the Arbitration Court of the International Chamber of Commerce (see section 20.4 Litigation and arbitration proceedings), France Telecom filed a proposal with the Egyptian Capital Market Authority (CMA) with a view to voluntarily offering to buy ECMS shares from ECMS’ minority shareholders in a public takeover bid based on a price at the high range of market standards, i.e., a 33.1% premium on the closing price on April 5, 2009. The CMA has rejected France Telecom’s public takeover proposal relating to ECMS. Following the execution of the award, France Telecom is willing to re-enter discussions with the Egyptian market authorities in order to extend an offer to minority and individual shareholders of ECMS that is fair.

•

On April 8, 2009, the Senegalese government and France Telecom signed an agreement that will see France Telecom acquire part of the capital that is currently held by the Senegalese state. The transaction concerns 9.87% of Sonatel’s total capital. The transaction should take effect by the end of the first half of 2009. For France Telecom, the acquisition of these shares represents a total payout of 209 million euros (FCFA 137 billion), on the basis of a price per share after the distribution of the dividend and the exceptional payout. As a result, France Telecom will increase its stake in Sonatel from 42.3% to 52.2%, in order to strengthen the strategic partnership established in 1997 with Sonatel. Once the transaction is completed, the Senegalese government will remain Sonatel’s second biggest shareholder with 17.28% of the operator’s capital.

Also see Section 20.4.

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21. additional information

21.1

SHARE CAPITAL

402

21.1.1

Amount of share capital and authorized increase of share capital

402

21.1.2

Unfunded shares

402

21.1.3

Treasury shares held by the issuer or in its name or by its subsidiaries – Share buyback program

402

21.1.4

Convertible or exchangeable securities or securities with subscription warrants

403

21.1.5

Information concerning the terms governing any right of acquisition and/or any obligation attached to shares authorized but not issued, or any undertaking to increase share capital

403

21.1.6

Information on the share capital of any member of the Group subject to an option or a conditional or unconditional agreement to place it under option

403

21.1.7

History of the share capital

404

21.2

ARTICLES OF ASSOCIATION AND BYLAWS

404

21.2.1

Corporate purpose (Article 2 of the Bylaws)

404

21.2.2

Provisions concerning administrative and management bodies

404

21.2.3

Rights, preferences and restrictions attached to each class of existing shares (Article 11 of the Bylaws)

404

21.2.4

Actions necessary to modify shareholders’ rights

405

21.2.5

Rules for admission to and calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (Article 21 of the Bylaws)

405

21.2.6

Provisions having the effect of delaying, deferring or preventing a change in control

406

21.2.7

Declarations of ownership thresholds (Article 9 of the Bylaws)

406

21.2.8

Changes in the share capital (Article 7 of the Bylaws)

406

21.3

FACTORS WHICH COULD HAVE AN IMPACT IN THE EVENT OF A TENDER OFFER

407

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21.1     SHARE CAPITAL

21.1.1 Amount of share capital and authorized increase of share capital

Number of shares issued

As of December 31, 2008, the share capital of France Telecom was 10,459,964,944 euros divided into 2,614,991,236 shares with a par value of 4.00 euros each, fully paid in.

France Telecom shares have not been pledged as collateral in any way.

Share capital authorized and not issued

The France Telecom Annual Shareholders’ Meeting authorized the Board of Directors to increase the share capital of France Telecom, including through the issue of shares or other securities even in the event of tender or exchange offers, up to a maximum total of 8 billion euros. These shares and securities may be issued, at the discretion of the Board of Directors, with or without preemtive subscrition rights. If there are no shareholders’ preemptive subscription rights, a priority period may be granted to existing shareholders.

The Annual Shareholders’ Meeting also delegated authority to the Board of Directors to raise new equity reserved for the participants in the France Telecom Group savings plan.

The powers currently delegated to the Board of Directors by the Shareholders Meeting with respect to capital increases and the use made of these powers are discussed in Chapter 26 of this document.

RECONCILIATION OF THE NUMBER OF SHARES OUTSTANDING ON THE OPENING DATE AND ON THE CLOSING DATE OF THE FINANCIAL YEAR

Number of shares as of the start of the financial year (January 1, 2008)	2,614,348,911
Recognition by the Board of Directors’ meeting of march 3, 2009 of the France Telecom stock options and option liquidity instruments exercised in 2008	+642,325
Number of shares as of the closing date of the financial year (December 31, 2008)	2,614,991,236

21.1.2 Unfunded shares

None.

21.1.3 Treasury shares held by the issuer or in its name or by its subsidiaries – Share buyback program

The Ordinary and Extraordinary Shareholders’ Meeting of May 21, 2007 authorized a share buyback program for up to 10% of France Telecom’s share capital, valid until November 20, 2008. On May 27, 2008 the shareholders extended this authorization for another 18 months. The specifics of the program were made public on May 28, 2008.

Also, in May 2007 France Telecom entered into a liquidity contract with a financial institution for its ordinary shares. 100 million euros have been allocated for purposes of implementing the contract.

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SUMMARY OF PURCHASES AND SALES OF TREASURY SHARES MADE DURING THE 2008 FINANCIAL YEAR

Objectives of the purchases	Number of shares bought	Weighted average gross price (in euros)	Number of shares sold	Weighted average gross price (in euros)	Number of shares held at 31/12/2008
To cover commitments (1)	1,000,000	20.44	0	NA	10,113,380
Liquidity contract	15,299,542	20.38	16,714,542	20.97	0
TOTAL	16,299,542		16,714,542		10,113,380
(1) To cover commitments relating to debt instruments giving access to share capital or to stock option plans or other forms of allotting shares to employees.

The 10,113,380 treasury shares held by the company at December 31, 2008, are recognized as marketable securities. They are intended to be awarded to employees of France Telecom S.A. or its French subsidiaries who are beneficiaries of the Free Share Award Plan instituted in 2007 (see Section 17.3.4). In 2008, France Telecom awarded 504 shares in advance as part of this plan.

21.1.4 Convertible or exchangeable securities or securities with subscription warrants

TDIRA

On March 3, 2003, under the settlement relating to the UMTS investment in Germany in partnership with MobilCom Holding GmbH (“MobilCom”), in which it owned 28.3% of the share capital, France Telecom issued 430,705 perpetual bonds redeemable for shares (TDIRAs) with a nominal value of 14,100 euros each, representing a total of 6,073 million euros. 341,910 TDIRA bonds were reserved for members of the banking syndicate (the “Bank Tranche”) and 88,795 for MobilCom’s suppliers (the “Supplier Tranche”). The TDIRAs are listed on the Eurolist market (international compartment) of Euronext Paris S.A. This bond issue was accompanied by an information memorandum approved by the French Commission des Opérations de Bourse on February 24, 2003 and available on the Company and AMF websites.

230,382 TDIRAs remained outstanding at December 31, 2008.

Also See Note 21.3 to the consolidated financial statements.

OCEANE

In September 2004, France Telecom issued 445,564 bonds convertible and/or exchangeable for new or existing shares “OCEANEs”. These bonds matured on January 1, 2009 with a nominal value of 2,581 euros thus totaling 1,150 million euros.

The OCEANEs are listed on the Eurolist market of Euronext Paris. This bond issue was the subject of an information memorandum approved by the AMF on September 2, 2004 and is available on the Company and AMF websites.

251,387 bonds remained outstanding at December 31, 2008. All the bonds were redeemed on January 2, 2009.

Also see Note 21.4 to the consolidated financial statements.

21.1.5 Information concerning the terms governing any right of acquisition and/or any obligation attached to shares authorized but not issued, or any undertaking to increase share capital

None.

21.1.6 Information on the share capital of any member of the Group subject to an option or a conditional or unconditional agreement to place it under option

None.

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21.1.7 History of the share capital

The table below shows the changes in France Telecom share capital during the last three financial years ending December 31, 2008:

Date of transaction	Change in share capital		Amount of share capital (in euros)	Number of shares outstanding
	Par Value (in euros)	Premium (in euros)
December 31, 2006 exercise of stock options (1)	14,453,332	46,728,974	10,426,692,520	2,606,673,130
December 31, 2007 exercise of stock options (2)	30,703,124	138,311,878	10,457,395,644	2,614,348,911
December 31, 2008 exercise of stock options (3)	2,569,300	10,351,208	10,459,964,944	2,614,991,236

(1)

Recognition of 3,616,333 new shares issued following the 2006 exercise of Wanadoo stock options and OLIs.

(2)

Recognition of 7,675,781 new shares issued following the 2007 exercise of France Telecom stock options, including those granted by Wanadoo, and OLIs.

(3)

Recognition of 642,325 new shares issued following the 2008 exercise of France Telecom stock options, including those granted by Wanadoo, and OLIs.

21.2     ARTICLES OF ASSOCIATION AND BYLAWS

21.2.1 Corporate purpose (Article 2 of the Bylaws)

France Telecom’s corporate purpose, in France and abroad, according to the French Postal and Telecommunications Code, is:

•

to provide all electronic communication services on a national and international scope;

•

to carry out activities related to public service and, in particular, to provide, where applicable, a universal telecommunications service and other mandatory services;

•

to establish, develop and operate all electronic communications networks open to the public necessary for providing said services and to interconnect the same with other French and foreign networks open to the public;

•

to provide all other services, facilities, handset equipment, electronic communications networks, and to establish and operate all networks distributing audiovisual services, and especially radio, television and multimedia broadcasting services;

•

to set up, acquire, rent or manage all real estate or other assets and businesses, to lease, install and operate all structures, businesses, factories and workshops related to any of the purposes defined above;

•

to obtain, acquire, operate or transfer all processes and patents related to any of the purposes defined above;

•

to participate directly or indirectly in all transactions that may be related to any of the purposes defined above, through the creation of new companies or enterprises, the contribution, subscription or purchase of securities or corporate rights, acquisitions of interests, mergers, partnerships, or any other means; and

•

more generally, all industrial, commercial and financial transactions, or transactions involving movable or fixed assets, that relate directly or indirectly, in whole or in part, to any of the aforementioned corporate purposes, or to any similar or related purposes, or to any and all purposes that may enhance or develop the business of France Telecom S.A.

21.2.2 Provisions concerning administrative and management bodies

See Chapter 14.

21.2.3 Rights, preferences and restrictions attached to each class of existing shares (Article 11 of the Bylaws)

France Telecom has issued only ordinary shares. Each share confers the right to its proportional share in the profit and assets of France Telecom. In addition, it gives a right to vote and be represented in the Annual Shareholders’ Meetings, in accordance with the law and the provisions of the Bylaws. Ownership of one share implies, ipso jure, adherence to the Bylaws and the decisions of the Annual Shareholders’ Meeting.

There is no clause in the Bylaws providing double or multiple voting rights for France Telecom shareholders.

Shareholders shall be liable for losses only to the extent of their contributions to the company’s capital.

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Payment of dividends (Article 26 of the Bylaws)

The terms and conditions for the payment of dividends approved by the Annual Shareholders’ Meeting are determined by the meeting or, in lieu thereof, by the Board of Directors. However, cash dividends must be paid within a maximum of nine months after the close of the financial year, unless extended by court order. The Ordinary Shareholders’ Meeting may grant each shareholder, for all or part of the dividends to be distributed, an option between payment of the dividend in cash or in shares, subject to any legal requirements.

When a balance sheet prepared during or at the end of the financial year and certified by a Statutory Auditor shows that France Telecom, since the close of the preceding financial year, after recognizing the necessary depreciation and provisions, and deducting any prior losses as well as any sums allocated to reserves pursuant to the law and the Bylaws, and factoring in any retained earnings, has earned a profit, then interim dividends may be distributed before the financial statements for the period are approved. The amount of such interim dividends may not exceed the amount of the profit so defined.

Dividends not claimed within five years of the date of payment revert to the French State.

Assigment and transfer of shares (Article 10 of the Bylaws)

Shares are freely negotiable, subject to applicable legal and regulatory provisions. They shall be registered in a share account and are transferred by means of a transfer order from account to account.

21.2.4 Actions necessary to modify shareholders’ rights

Shareholder’s rights may be modified as allowed by law. Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not however increase shareholder commitments, except for properly executed transactions resulting from a share consolidation.

21.2.5 Rules for admission to and calling Annual Shareholders’ Meetings and Extraordinary Shareholders’ Meetings (Article 21 of the Bylaws)

Shareholders’ Meetings Acces and Participation and Voting Rights

Annual Shareholders’ Meetings are composed of all shareholders whose securities are fully paid-up for and whose right to participate in shareholder meetings is proven by the recording in an account of shares either in their own name or, in the case of shareholders who are not legal residents of France, that of an intermediary registered on their behalf, as of midnight (Paris time) of the third business day preceding the meeting.

Securities must be registered within the time referred to in the previous paragraph, either in the registered account maintained by the Company or in the bearer share accounts kept by the authorized intermediary.

If it sees fit to do so, the Board of Directors may distribute personalized admission cards to shareholders and require them to produce these cards at the meeting.

Shareholders participating via video-conferencing or other means of telecommunications that allow identification that meets the legal and regulatory requirements shall be deemed present for the calculation of a quorum and a majority in shareholders’ meetings. The Board of Directors organizes, in accordance with legal and regulatory requirements, the participation and vote of these shareholders at the Annual Shareholders’ Meeting, ensuring, in particular, the effectiveness of the means of identification.

Any shareholder may, in accordance with legal and regulatory requirements, vote without attending the meeting or by granting a proxy to their spouse or to another shareholder in order to be represented at an Annual Shareholders’ meeting. Shareholders may, subject to law and regulation, send in their absentee ballot or proxy either on paper or electronically, up until 3:00 p.m. (Paris time) of the day before the meeting. Transmission methods are set forth by the Board of Directors in the notice of meeting and the notice to attend.

Shareholders who vote absentee in a timely manner as per the Bylaws and using the ballot provided by the Company are treated as shareholders present or represented.

Absentee ballots and proxies, as well as participation certificates, may be on electronic media if properly signed as provided by law and regulations. To this end, the ballot may be filled out and signed directly on the internet site set up by the co-ordinator of the Shareholders’ Meeting. The electronic signature on the ballot may be affixed (i) by entering an identifying code and password, in accordance with the provisions of the first sentence of the second paragraph of Article 1316-4 of the French Civil Code, or (ii) by any other means permitted by the first sentence of the second paragraph of Article 1316-4 of the French Civil Code. The proxy or vote thus cast before the meeting by such electronic means, as well as the receipt given for it, shall be considered irrevocable and legally binding, except for a sale of stock subject to the notification provisions of Section IV Article R. 225-85 of the French Commercial Code.

Shareholders who are not resident in France may be represented at a Shareholders’ Meeting by a registered intermediary who may participate subject to legal requirements.

Notice of Annual Shareholders’ Meetings

Annual Shareholders’ Meetings are convened by the Board of Directors, or, failing that, by the Statutory Auditors, or by any person empowered for this purpose. Meetings are held at the registered offices or any other location indicated in the notice to convene. Unless otherwise provided by law, the notice of meeting is given at least 15 days before the Annual Shareholders’ Meeting; and should a meeting be unable to act for lack of a quorum, the second meeting and, if it happens, the second postponed meeting must be called at least six days in advance in the same manner as for the first notice.

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Agenda and Conduct of the Annual Shareholders’ Meetings

The agenda of the Shareholders’ Meeting shall appear in the notice to convene and is set by the author of the notice. The Annual Shareholders’ Meeting may only deliberate on the items on the agenda. One or more shareholders representing the percentage of capital required by law, and acting in accordance with legal requirements and within applicable time limits, may request the inclusion of draft resolutions on the agenda.

An attendance sheet is maintained at each meeting containing the information required by law.

Annual Shareholders’ Meetings are chaired by the Chairman of the Board of Directors or, in his absence, by a director appointed for that purpose by the Board of Directors. Failing that, the Annual Shareholders Meeting itself elects a chairman. Vote counting shall be performed by the two members of the meeting who are present and accept such duties, who represent, either on their own behalf or as proxies, the greatest number of votes. The officers shall name a secretary, who does not have to be a shareholder. The mission of the meeting’s officers is to verify, certify and sign the attendance sheet, ensure the proper conduct of debates, settle any incidents occurring during the meeting, check the votes cast and ensure their legality and ensure that minutes of the meeting are drawn up.

The minutes shall be prepared, and copies or excerpts of the deliberations shall be issued and certified as required by law.

Ordinary Shareholders’ Meeting

Ordinary Shareholders’ Meetings are the meetings called to make any and all decisions that do not amend the Bylaws. An Ordinary Meeting shall be convened at least once a year within six months of the end of each financial year in order to approve the annual and consolidated accounts for the year in question or, in case of postponement, within the period established by court order. Its deliberations upon first notice are valid only if the shareholders present, represented or voting by mail represent at least one fifth of the shares with voting rights. Upon the second notice, no quorum is required. Decisions are made by a majority of votes held by the shareholders present, represented by proxy, or voting by mail.

Extraordinary Shareholders’ Meeting

Only the Extraordinary Shareholders’ Meeting is authorized to amend any and all provisions of the Bylaws. It may not, however, increase shareholder commitments, except for properly executed transactions resulting from a share consolidation. Subject to any legal provisions applicable to capital increases made by capitalizing reserves, profits or share premiums, its deliberations are valid only if the shareholders present, represented or voting by mail represent on the first notice of meeting at least one fourth, and on the second notice, one fifth of the shares with voting rights. If the latter quorum is not reached, the second meeting may be postponed to a date no later than two months after the date for which it was called. Subject to the same condition, the second meeting shall make decisions by a two-thirds majority of the shareholders present, represented by proxy, or voting by mail.

21.2.6 Provisions having the effect of delaying, deferring or preventing a change in control

None.

Information likely to have an impact in the event of a tender offer, as set out in Article L. 225-100-3 of the French Commercial Code, is covered in Section 21.3.

21.2.7 Declarations of ownership thresholds (Article 9 of the Bylaws)

In addition to the legal obligation to inform the Company and the AMF when thresholds of 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50%, 66 2/3%, 90% and 95% of the capital and voting rights are crossed, any individual or legal entity, acting alone or in concert with others, who acquires, either directly or indirectly, as defined by Articles L. 233-7 et seq. of the French Commercial Code, a number of shares, voting rights or securities issued representing shares equal to 0.5% of the capital or voting rights in France Telecom is required, within five trading days from the date the securities are registered that result in reaching or crossing such threshold, to report to France Telecom by registered letter with return receipt, the total number of shares, voting rights and equity equivalents that such individual or entity owns.

This declaration must be repeated in accordance with the conditions indicated above each time a new 0.5% threshold is reached or crossed, whether crossing above or below, for any reason whatsoever, including beyond the 5% threshold.

In the event of failure to comply with any of the provisions set forth above, the shareholder or shareholders in question shall be deprived of the voting rights attached to any shares or securities in excess of the thresholds, subject to legal provisions and limits, if one or more shareholders holding at least 0.5% of the capital or voting rights so requests at an Annual Shareholders’ Meeting.

21.2.8 Changes in the share capital (Article 7 of the Bylaws)

The share capital may be increased, decreased or amortized in accordance with applicable legal provisions.

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21.3     FACTORS WHICH COULD HAVE AN IMPACT IN THE EVENT OF A TENDER OFFER

In accordance with Article L. 225-100-3 of the French Commercial Code, to the Company’s knowledge, the following information may have an impact the event of a tender offer:

•

structure of the company’s share capital: the stock-option plans implemented by the Company or assumed by France Telecom (the Wanadoo plans) offer the option holder the choice of prematurely exercising 50 to 100% of the options allotted under these plans in the event of a change of ownership resulting from a cash tender offer or exchange offer. The exercise of all options issued would represent around 1.04% of the Company’s share capital at December 31, 2008;

•

control mechanisms for employee shareholding systems when rights of control are not exercised by employee shareholders: regulations relating to the Company’s FCPE funds (France Telecom Actions, Orange Success 2007 and FT Leverage 2007) require voting rights attached to shares held as fund assets to be exercised by the Supervisory Boards. In the absence of an express reference in the regulations for cases in which the Supervisory Boards must receive the prior opinion of the holders, the Supervisory Boards decide on the tender of shares held as fund assets to buyout or exchange offers, in accordance with Article L. 214-40 of the French Monetary and Financial Code. FCPEs represent about 3.65% of the Company’s share capital;

•

powers of the Board of Directors or Management Board, in particular the issuing or buyback of shares: under the terms of the share buyback program approved by the Annual Shareholders’ Meeting of May 27, 2008, shares may be bought or transferred, including during an all cash tender offer provided that it is settled entirely in cash, subject to conditions and limits, particularly as regards volume and price, set out by regulations in force at the date of the operations in question;

•

agreements made by the Company subject to change or termination in the event of a change of control: the shareholders’ agreement which governs the relationship between France Telecom and Orascom within Mobinil Telecommunication SAE (a company owning 51% of the share capital in Egyptian Company for Mobile Services (ECMS)), provides that in the event of a change of control of one of the parties, that party shall have a put option over its shares and the other party shall have a call option over these shares. See Section 20.1 consolidated financial statements, Note 29.3 Commitments in respect of securities and Section 20.4 Litigation and arbitration proceedings.

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22. significant contracts

On June 20, 2005, France Telecom put in place an 8 billion euros syndicated credit line to replace the 10 billion euros syndicated credit line agreed on June 22, 2004 (See Note 21.5 Bank loans to the consolidated statements).

France Telecom has moreover made significant acquisitions and disposals over the past number of years (See Note 3 to the consolidated statements Main Acquisitions and Disposals and Changes in the Scope of Consolidation).

Other than the contracts mentioned above, France Telecom has not entered into any significant contracts other than the contracts entered into in the normal course of business.

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23. third party information, statements by experts and declarations of any interest

None.

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24. documents on display

All documents provided to shareholders as required by law may be consulted at France Telecom’s head office at 6 Place d’Alleray, 75015 Paris.

In addition, France Telecom’s By-laws are available on the website: www.orange.com.

The consolidated financial statements of France Telecom pertaining to the past three years are also available on this website.

Pursuant to Article 222-7 of the General Regulations of the AMF, France Telecom has prepared a document listing all the items of information published by France Telecom S.A. since March 1, 2008 in compliance with legal and regulatory requirements governing financial instruments, issuers of financial instruments and financial markets. This document is annexed to this Registration Document.

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25. information on holdings

France Telecom does not hold any non-consolidated holdings that could have a significant effect on the assessment of its assets and liabilities, financial position or profits and losses. The significant holdings held by France Telecom in fully or proportionally consolidated companies are described in Chapter 7 Organization Structure.

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26. shareholders’ meeting

26.1

DRAFT RESOLUTIONS TO BE SUBMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING
TO BE HELD ON MAY 26, 2009

418

26.2

REPORT OF THE BOARD OF DIRECTORS OF FRANCE TELECOM ON RESOLUTIONS SUBMITTED TO THE ANNUAL
SHAREHOLDERS’ MEETING - FISCAL YEAR 2008

429

26.3

STATUTORY AUDITORS’ REPORTS

441

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26.1   DRAFT RESOLUTIONS TO BE SUBMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE HELD ON MAY 26, 2009

Resolutions within the competence of the Ordinary Meeting

First resolution

(Approval of the annual financial statements for the financial year ended December 31, 2008)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors as well as the reports of the Statutory Auditors, hereby approves the annual financial statements for the financial year ended December 31, 2008, which include the balance sheet, the income statement and the notes, as presented, as well as the transactions reflected in the annual financial statements and summarized in the reports. The Annual Shareholders’ Meeting therefore determines the income for this financial year at 3,234,431,372.50 euros.

The Annual Shareholders’ Meeting gives final discharge to the members of the Board of Directors for the performance of their term of office for the said financial year.

Second resolution

(Approval of the consolidated financial statements for the financial year ended December 31, 2008)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors as well as the report of the Statutory Auditors on the consolidated financial statements, hereby approves the consolidated financial statements for the financial year ended December 31, 2008, which include the consolidated balance sheet, the consolidated income statement and the notes, as presented, as well as the transactions reflected in the consolidated financial statements and summarized in the reports.

Third resolution

(Allocation of the income for the financial year ended December 31, 2008, as stated in the annual financial statements)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the management report of the Board of Directors and the report of the Statutory Auditors on the annual financial statements:

(i)

decides, out of income for the year of 3,234,431,372.50 euros, to allocate an amount of 256,930.00 euros to the statutory reserve, bringing the total amount of the reserve to 1,045,996,494.40 euros;

(ii)

notes that distributable income for the year, after allocation to the statutory reserve of 256,930.00 euros and taking account of retained earnings of 12,454,519,240.25 euros (prior to charging the interim dividend mentioned below), comes to 15,688,693,682.75 euros; and

(iii) decides to pay shareholders a dividend of 1.40 euros per share and to allocate remaining distributable income to the “retained earnings” account;

(iv)

formally notes, given the interim dividend of an amount of 0.60 euros per share paid on September 11, 2008, that the balance of the dividend to be paid is of 0.80 euros per share; and

(v)

according to Article 26 of the by-laws, decides that the shareholders may opt for payment of the dividend in France Telecom shares for up to 50% of the balance of the dividend to be paid, i.e. 0.40 euros per share. This option may be exercised by making a request to this effect to the paying institutions between June 2, 2009 and June 23, 2009 inclusive. If the option is not exercised during said period, the balance of the dividend payable shall be paid entirely in cash.

The balance of the dividend payable shall be paid on June 30, 2009, regardless of the method of payment.

The issue price of France Telecom shares delivered in payment shall be equal to the average of the first prices of the France Telecom share on the Euronext Paris market over the twenty trading sessions prior to the date of this Annual Shareholders’ Meeting, less the amount of the dividend (after deduction of the aforementioned interim dividend), as the Board of Directors may round up the amount obtained in this way to one tenth of a euro.

If the amount of dividends for which the option is exercised does not correspond to a whole number of shares, the shareholder shall receive a directly lower number of shares completed by an equalization payment in cash.

Shares delivered in payment shall bear right to dividends from January 1, 2009.

The Annual Shareholders’ Meeting grants full powers to the Board of Directors to determine the total dividend amount, on the basis of the number of shares held by the Company on the date the balance of dividend is paid, it being noted that shares held by the Company on the date the balance of dividend is paid will not give such right, and consequently, it will not give the right to determine the amount of the balance of the distributable income to be allocated to the “retained earnings” account.

The Board of Directors is also given all powers, with the right to delegate, to record the capital increase resulting from this decision, to amend the by-laws accordingly and to carry out all related formalities.

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The entire dividend (interim dividend and balance to be paid) is eligible for the 40% tax allowance mentioned in Article 158-3-2° of the French General Tax Code (Code Général des Impôts), benefiting individuals resident in France for tax purposes, unless they opt for the withholding tax (prélèvement libératoire) in accordance with Article 117 quater of the French General Tax Code.

Dividends paid in respect of the last three years are as follows:

Year	Number of shares (excluding treasury shares)	Dividend per share	Share of dividend eligible for the 40% tax allowance
2005	2,603,059,797	1 euro	100%
2006	2,597,251,003	1.20 euros	100%
2007	2,604,398,886	1.30 euros	100%

Fourth resolution

(Approval of the agreements referred to in Article L. 225-38 of the French Commercial Code)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the special report of the Statutory Auditors, acknowledges the conclusions of this report and notes that the agreements referred to in Article L. 225-38 of the French Commercial Code (Code de commerce), entered into during the year ended on December 31, 2008, have been approved by the Shareholders’ Meeting of May 27, 2008.

Fifth resolution

(Renewal of term of a principal statutory auditor)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby renews, for a period of six financial years, Ernst & Young Audit, residing at Faubourg de l’Arche, 11 allée de l’Arche, 92400 Courbevoie, in its duties as principal statutory auditor, whose term of office expired today. This term of office will expire following the Annual Shareholders’ Meeting which approves the financial statements for the financial year ending December 31, 2014.

Sixth resolution

(Renewal of term of a deputy statutory auditor)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby renews, for a period of six financial years, Auditex, residing at Tour Ernst & Young, Faubourg de l’Arche, 92037 Paris La Défense cedex, in its duties as deputy statutory auditor of Ernst & Young Audit. This term of office will expire following the Annual Shareholders’ Meeting which approves the financial statements for the financial year ending December 31, 2014.

Seventh resolution

(Renewal of term of a principal statutory auditor)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby renews, for a period of six financial years, Deloitte & Associés, residing at 185 avenue Charles de Gaulle, 92200 Neuilly sur Seine, in its duties as principal statutory auditor, whose term of office expired today. This term of office will expire following the Annual Shareholders’ Meeting, which approves the financial statements for the financial year ending December 31, 2014.

Eighth resolution

(Renewal of term of a deputy statutory auditor)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, hereby renews, for a period of six financial years, BEAS, residing at 7-9 Villa Houssay, 92524 Neuilly sur Seine cedex, in its duties as deputy statutory auditor of Deloitte & Associés. This term of office will expire following the Annual Shareholders’ Meeting which approves the financial statements for the financial year ending December 31, 2014.

Ninth resolution

(Authorization to be granted to the Board of Directors to purchase or transfer France Telecom shares)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Ordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors:

•

terminates with immediate effect, for the unused portion, the authorization granted by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 27, 2008 in its sixth resolution, to purchase the Company’s shares;

•

authorizes the Board of Directors, pursuant to Articles L. 225-209 et seq. of the French Commercial Code, to buy shares of the Company up to a maximum number of shares representing 10% of the share capital outstanding on the day of this Shareholders’ Meeting, it being specified that when the shares are redeemed to ensure the liquidity of France Telecom’s share under the following conditions, the number of shares used to calculate this 10% limit means the number of shares purchased, less the number of shares resold during the validity of the present authorization:

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•

the maximum purchase price shall not exceed 40 euros per share, it being specified that in the event of transactions affecting the share capital in particular by capitalization of reserves, followed by the issue and allocation of free shares, and/or through a stock split or reverse stock split, this price will be adjusted accordingly,

•

the maximum amount of funds allocated to the share buyback program is 10,459,964,944 euros,

•

this authorization is valid for a period of eighteen months,

•

the acquisitions carried out by the Company pursuant to this authorization can in no event cause it to hold, directly or indirectly, at any time, more than 10% of the shares comprising the share capital on the considered date,

•

the acquisition or transfer of these shares can be carried out by any means, in particular on the regulated markets, multilateral trading systems or over-the-counter, including by acquisition or assignment of block shares, by use of derivative securities traded on the regulated markets, multilateral trading system or over-the-counter, in accordance with the law and the regulations applicable on the date of the transactions considered, and at the times so determined by the Board of Directors or by an individual acting by delegation of the Board of Directors.

These share buybacks may be carried out with a view to any allocation permitted by law, the objectives of this share redemption program being:

(i)

To comply with obligations related:

a.

to stock option plans and other allocations of shares for the employees of the Company or affiliates and notably to allocate shares to employees of the France Telecom Group, in particular as part of (i) the Company’s profit sharing scheme, (ii) any purchase, option or free share allocation plan (including any assignment of shares provided for under Article L. 3332-24 of the French Labor Code (Code du travail)) for the benefit of the employees and corporate officers or some of them, including former holders of stock options for Wanadoo shares under the conditions provided in the second resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of September 1, 2004, or (iii) liquidity contracts signed between France Telecom and the holders of Orange shares or stock options, as well as to carry out all hedging relating to these transactions;

b.

to securities giving access to shares of the Company, (including to carry out all hedging as a result of the obligations of France Telecom related to these securities), including to the securities subscribed for by employees or former employees of France Telecom Group (such as, in particular, option-based liquidity instruments);

(ii)

to ensure the liquidity of the France Telecom share by a financial services intermediary (prestataire de services d’investissement) pursuant to a liquidity contract compliant with the Code of ethics approved by the French stock market authority (“AMF”, Autorité des marchés financiers);

(iii)

to keep shares for subsequent exchange or payment as part of possible external growth transactions;

(iv)

to reduce the capital of the Company in accordance with the twenty-third resolution of this Shareholders’ Meeting, subject to its adoption;

(v)

to implement any market practice that may be approved by law or by the AMF.

The Board of Directors will inform the shareholders at each annual Shareholders’ Meeting of the transactions carried out under this resolution, in accordance with Article L. 225-211 of the French Commercial Code.

The Shareholders’ Meeting grants full authority to the Board of Directors, with the right to delegate, to decide and implement the present authorization, to clarify, if necessary, its terms and to decide details, to place all market orders, enter into all agreements, draw up all documents, in particular those providing information, carry out all formalities, including to allocate or reallocate the shares acquired for the different objectives sought, and make all declarations to all organizations, and generally, do whatever is necessary.

Resolutions within the competence of the Extraordinary Meeting

Tenth resolution

(Amendment of Article 13 of the by-laws)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report by the Board of Directors, decides to amend Article 13 of the Company’s by-laws in order to set the minimum number of shares of the Company to be held by the directors appointed by the Shareholders’ Meeting.

Consequently, point 8 of Article 13 is modified as follows:

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Article 13 - The Board of Directors

8. Each director appointed by the shareholders’ meeting (apart from the director representing the employee shareholders) shall own at least one thousand shares in the Company.

Eleventh resolution

(Delegation of authority to the Board of Directors to issue shares of the Company and securities giving access to shares of the Company or of one of its subsidiaries, with preferential subscription rights of the shareholders)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report by the Board of Directors and the special report of the Statutory Auditors, and acting pursuant to L. 225-129 et seq. of the French Commercial Code, in particular pursuant to Article L. 225-129-2, and to Articles L. 228-91 et seq. of the said Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary General Meeting on May 21, 2007 in its eighth resolution; and

•

delegates to the Board of Directors, for a period of 26 months as of the day of this Annual Shareholders’ Meeting, its authority to decide, with preferential subscription rights of the shareholders, on the issuance (i) of shares of the Company, (ii) of securities giving access to shares existing or to be issued by the Company, and (iii) of securities giving access to shares existing or to be issued by a company in which the Company directly or indirectly owns over half of the capital (the “Subsidiary”), which can be subscribed either in cash or by offsetting of debt.

The maximum nominal amount of the capital increase of France Telecom, immediately or in the future, resulting from all issues carried out in accordance with this delegation is set at 2 billion euros, it being specified that this maximum is set without taking into account the nominal value of the Company’s shares to be issued, if necessary, for adjustments to protect the rights of holders of securities giving access to shares.

The securities giving access to the shares of the Company or of a Subsidiary thus issued may consist of debt securities or be combined with the issuance of such securities, or may even allow issuance of hybrid securities. They may, in particular, take the form of subordinated or unsubordinated securities, with or without a fixed term, and be issued either in euros or in any foreign currency or in any other monetary units established by reference to several foreign currencies. The term of the loans (giving access to the shares of the Company or of a Subsidiary) apart from those that would be represented by securities without a fixed term, cannot exceed 50 years.

The securities issued may, if necessary, be combined with warrants giving a right to the allocation, acquisition or subscription of bonds or other debt securities.

The aggregate nominal amount of the debt securities issued pursuant to the present resolution cannot exceed 10 billion euros or their exchange value on the date of the decision to issue them, it being specified that this limitation applies to all debt securities whose issuance would be realized pursuant to the twelfth, fourteenth and fifteenth resolutions submitted to this Annual Shareholders’ Meeting.

Shareholders have, in proportion to the amount of their shares, a preferential subscription right to the shares and securities issued in accordance with this resolution. The Board of Directors may grant for the benefit of the shareholders a right to subscribe for such securities in addition to those rights to which they are entitled as a matter of law, in proportion to their subscription rights and in any case, limited to the number of securities requested (droit préférentiel de souscription à titre réductible).

If the amount of securities subscribed for under the subscription rights granted as a matter of law and, if applicable, by request as discussed above, does not reach the full amount of the issuance of securities, the Board of Directors may use, in the order it so determines, some or all of the following options: (i) to limit the issuance to the amount of subscriptions received, provided that this amounts to at least three-quarters of the issuance decided upon, (ii) to allocate freely all or part of the unsubscribed securities, or (iii) to offer to the public all or part of the unsubscribed securities, on the French and/or international market and/or abroad.

The Shareholders’ Meetings acknowledges that this delegation entails a waiver by the shareholders of their preferential subscription right to the Company’s shares to which the securities that would be issued on the basis of this delegation would give right.

The Annual Shareholders’ Meeting decides that issuance of subscription warrants of shares of the Company may be carried out by the offer of subscription but also by free allocation to the holders of existing shares and that, in the event of a free allocation of share subscription warrants, the Board of Directors may decide that the rights of allocation corresponding to fractional shares shall not be marketable and that the relevant securities shall be sold.

The Board of Directors shall decide as to the characteristics, amount and terms and conditions of any issuance as well as the type of securities issued. In particular, it shall determine the category of the securities issued and shall set their subscription price, the terms and conditions for the securities to be fully paid-up, the date from which they bear right to dividends, retroactively, as the case may be, or the terms of exercise of the rights attached to the securities issued. The Board of Directors may, if necessary, modify the terms and procedures of securities issued under this resolution during the validity of the relevant securities and in compliance with the applicable formalities. The Board of Directors may also, if necessary, make all adjustments to take into account the impact of the Company’s transactions affecting its share capital, notably, in the event of a modification of the nominal value of the share, capital increase by the capitalization of reserves, free allocation of shares, stock split or reverse stock split, distribution of reserves or of any other assets, amortization of the capital and set the terms and conditions according to which, if necessary, the rights of holders of securities giving access to the share capital shall be protected.

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The Board of Directors will have full authority to implement this resolution, specifically by entering into any agreement for this purpose to ensure, on one or more occasions, in the proportion and at the times it shall determine, in France and/or, if applicable, abroad and/or on the international market, in order to proceed with the aforementioned issues – as well as, if applicable, postpone said issues.

Twelfth resolution

(Delegation of authority to the Board Directors to issue shares of the Company and securities giving access to the shares of the Company or of one of its subsidiaries, without preferential subscription rights of the shareholders)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report by the Board of Directors and the special report of the Statutory Auditors, and acting pursuant to Articles L. 225-129 et seq. of the French Commercial Code, in particular pursuant to Articles L. 225-129-2, L. 225-135, and L. 225-136 of the said Code, and to Articles L. 228-91 et seq. of the said Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary General Meeting on May 21, 2007 in its ninth resolution; and

•

delegates to the Board of Directors, for a period of 26 months as of the day of this Annual Shareholders’ Meeting, its authority to decide on the issuance by offer to the public, and/or by offer made to qualified investors as defined by the French Monetary and Financial Code (Code monétaire et financier) (i) of shares of the Company, (ii) of securities giving access to the shares existing or to be issued by the Company, and (iii) of securities giving access to shares existing or to be issued by a company in which the Company directly or indirectly owns over half of the share capital (a “Subsidiary”), which can be subscribed either in cash or by offsetting of debt.

The Annual Shareholders’ Meeting decides to waive the preferential subscription rights of shareholders to these shares and securities.

The maximum of the nominal amount of the capital increase of France Telecom, immediately or in the future, resulting from all issues carried out in accordance with this delegation is set at 1.5 billion euros, it being specified that this maximum is set without taking into account the nominal value of the Company’s shares to be issued, if necessary, for adjustments to protect the rights of holders of securities giving access to shares.

It being specified that the nominal amount of an immediate or future capital increase, resulting from the issuance realized by offer(s) exclusively made to qualified investors as defined by the French Monetary and Financial Code, shall not exceed the amount of the limitation set by law and regulations.

The securities giving access to shares of the Company or of a Subsidiary thus issued may consist of debt securities or be combined with the issuance of such securities, or may allow their issuance as hybrid securities. The provisions concerning securities of the same type which can be issued pursuant to the above resolution will apply for their issuance, during their existence and for their access to the shares, their redemption or their amortization.

The securities issued may, if necessary, be combined with warrants giving a right to the allocation, acquisition or subscription of bonds or other debt securities.

The aggregate nominal amount of all the debt securities issued pursuant to the present resolution cannot exceed, and will be charged to, the limitation stated for debt securities in the eleventh resolution above.

The Board of Directors may grant for the benefit of the shareholders both preferential subscription rights as a matter of law and additional preferential subscription rights a (droit de priorité irréductible et/ou réductible), for all or part of the issuance, the right to subscribe to shares or securities in addition to or in proportion to the amount of their shares, for which it will determine, in accordance with the law, the terms and conditions of exercise, without giving rise to the creation of marketable rights. The securities not subscribed by virtue of these rights may be publicly offered or privately placed with qualified investors as defined by the French Monetary and Financial Code in France and/or abroad, and/or on the international market.

If the amount of subscriptions, including, if applicable, those of the shareholders, does not reach the total amount of the issuance, the Board of Directors may limit the issuance to the amount of the subscription received, provided that the issuance is at least equal to three-quarters of the issuance decided.

The Annual Shareholders’ Meeting acknowledges that this delegation entails a waiver by the shareholders of their preferential subscription rights to the Company’s shares to which the securities that would be issued on the basis of this delegation would give right.

The Board of Directors shall decide as to the characteristics, amount and terms and conditions of any issuance as well as the type of securities issued. In particular, it shall determine the category of the securities issued and shall set, their subscription price, with or without a premium, the date from which they bear right to dividends, even retroactively, as well as, if applicable, the duration or the terms in which rights attached to the shares issued may be exercised; it may, if necessary, modify the terms and conditions of securities issued under this resolution during the validity of the relevant securities and in compliance with the applicable formalities. The Board of Directors may also, if necessary, make all adjustments to take into account the impact of the Company’s transactions affecting its capital, notably, in the event of a modification of the nominal value of the share, capital increase by the capitalization of reserves, free allocation of shares, stock split or reverse stock split, distribution of reserves or of any other assets, amortization of the capital and set the terms and conditions according to which, if necessary, the rights of holders of securities giving access to the share capital shall be protected, it being specified that:

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a)

the issue price of the shares shall be at least equal to the minimum value provided for in the applicable legal and regulatory provisions at the time that this delegation is implemented, after adjustment of this amount, if necessary, to take into account the difference in the date from which the shares bear right to dividends;

b)

the issue price of the securities shall be such that the amount received immediately by the Company, or, in the event of the issuance of securities giving access to shares of a Subsidiary, by the Subsidiary, increased, if applicable, by the amount that may be received subsequently by the Company or Subsidiary, as the case may be, is, for each share issued as a result of the issuance of these securities, at least equal to the amount set forth in paragraph “a)” above after adjustment, if necessary, of this amount in order to take into account the difference in the date from which they shares bear right to dividends.

The Board of Directors shall have full authority to implement this resolution, specifically by entering into any agreement for this purpose to ensure, and, on one or more occasions, in the proportion and at the times it shall determine, in France and/or, if applicable, abroad and/or on the international market, to proceed with the aforementioned issues – as well as, if applicable, postpone said issues.

Thirteenth resolution

(Authorization granted to the Board of Directors in the event of a capital increase with or without preferential subscription rights of shareholders, to increase the number of issuable securities)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the Board of Directors’ report and the special report of the Statutory Auditors and acting in accordance with L. 225-135-1 of the French Commercial Code, authorizes the Board of Directors, for a period of 26 months as of the day of this Annual Shareholders’ Meeting and within the time frame and limits provided for by the law and regulations applicable on the day of issuance (as of today, within thirty days of the closing of the subscription, up to a maximum of 15% of the initial issuance and at the same price as the price retained for the initial issuance), for any issuance decided pursuant to the above eleventh and twelfth resolutions, to decide to increase the number of issuable securities subject to the limits provided in the aforementioned resolutions.

Fourteenth resolution

(Delegation of authority to the Board of Directors to issue shares and securities giving access to shares, in the event of a public exchange offer initiated by the Company)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and acting pursuant to Article L. 225-148 and to Articles L. 228-91 et seq. of the French Commercial Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary General Meeting on May 21, 2007 in its twelfth resolution; and

•

delegates to the Board of Directors, for a period of 26 months as of the day of this Annual Shareholders’ Meeting, its authority to decide, in accordance with and under the conditions provided by the above twelfth resolution, as to the issuance of shares of the Company or of securities giving access to shares existing or to be issued by the Company, in payment for securities tendered in a public exchange offer in France or abroad, in accordance with the local rules, by the Company with respect to the securities of a company whose shares are listed on one of the regulated markets referred to in the aforementioned Article L. 225-148, and decides, as may be necessary, to cancel, for the benefit of the holders of such securities, the preferential subscription rights of the holders of such shares and securities.

The Annual Shareholders’ Meeting acknowledges that this delegation entails a waiver by the shareholders of their preferential subscription rights to the shares to which the securities that would be issued on the basis of this delegation would give right.

The maximum nominal amount of an immediate or future capital increase, resulting from all issuances carried out pursuant to this delegation, is set at 1.5 billion euros, it being specified (i) that this maximum is set without taking into account the nominal value of the shares of the Company to be issued, if necessary, for adjustments carried out to protect the holders of rights attached to the securities giving access to shares and (ii) that the total nominal amount of capital increase, immediate or in the future, resulting from the issuances realized pursuant to this delegation will be charged to the limitation of capital increase set by the twelfth resolution.

The aggregate nominal amount of all the debt securities issued pursuant to the present resolution cannot exceed, and will be charged to, the limitation stated for debt securities in the eleventh resolution above.

The Annual Shareholders’ Meeting decides that the Board of Directors shall have full authority for the purpose of implementing the public offers to acquire securities referred to in this resolution and in particular to:

•

set the exchange ratio as well as, if applicable, the amount of the equalization payment in cash to be paid;

•

record the number of securities tendued for the exchange;

•

determine the dates, terms and conditions of issuance, in particular the price and date from which the shares, or, if applicable, the securities giving access to shares of the Company, bear right to dividends, and, if applicable, modify the terms of securities issued pursuant to this resolution, during the validity of said securities and in compliance with the applicable formalities;

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•

enter the difference between the issue price of the new shares and their nominal value on a “share premium” account, to which all the shareholders shall have rights, on the liabilities side of the balance sheet;

•

if applicable, to charge all the costs and fees incurred by the authorized transaction to the “share premium” account;

•

generally, to make all useful arrangements and enter into all agreements.

Fifteenth resolution

(Authorization of powers to the Board of Directors to issue shares and securities giving access to shares, in consideration for contributions in kind granted to the Company and comprised of equity securities or securities giving access to share capital)

The Annual Shareholders Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the statutory auditors, and acting pursuant to Article L. 225-147 and to Articles L. 228-91 et seq. of the French Commercial Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary General Meeting on May 21, 2007 in its thirteenth resolution;

•

delegates to the Board of Directors, for a period of 26 months as of the day of this Annual Shareholders’ Meeting, based on the report of the independent appraiser (commissaire aux apports) mentioned in the 1st and 2nd paragraphs of the aforementioned Article L. 225-147, the powers to proceed with the issuance of shares of the Company or securities giving access to shares existing or to be issued by the Company in consideration for the contributions in kind granted to the Company and comprised of capital securities or securities giving access to the share capital, when the provisions of Article L. 225-148 of the French Commercial Code are not applicable, and decides, as may be necessary, to cancel, for the benefit of the holders of capital securities or securities concerned by the contributions in kind, the preferential subscription rights of shareholders of shares and securities so issued.

The maximum nominal amount of an immediate of future increase resulting from all issuances carried out pursuant to this delegation is set at 10% of the Company’s capital (existing on the date of this Annual General Meeting) will be charged to the limitation of capital increase set by the twelfth resolution.

The global nominal amount of all the debt securities issued pursuant to this resolution cannot exceed, and will be charged to, the limitation stated for debt securities in the eleventh resolution above.

The Annual Shareholders’ Meeting acknowledges that this delegation entails a waiver by the shareholders of their preferential subscription rights to the shares to which the securities that would be issued on the basis of this delegation would give right.

The Board of Directors shall have full authority to implement this resolution, specifically in order to decide, with respect to the report of the independent assessor(s) mentioned in the 1st and 2nd paragraphs of the aforementioned Article L. 225-147, on its assessment of the contributions and the granting of certain advantages, to record the final completion of the capital increases carried out pursuant to this delegation and to amend the by-laws accordingly.

The Board of Directors may, within the limits it will have set beforehand, delegate to the Chief Executive Officer or, in agreement with the latter, to one or more Directeurs Général Délégué (CEO Delegates), the authority granted to it under this resolution.

Sixteenth resolution

(Delegation of powers to the Board of Directors to issue shares reserved for persons signing a liquidity contract with the Company in their capacity as holders of shares or stock options of Orange S.A.)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and acting pursuant to Article L. 225-138 of the French Commercial Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary Meeting on May 27, 2008 in its thirteenth resolution;

•

delegates to the Board of Directors for a period of 18 months as of the day of this Annual Shareholders’ Meeting, the powers needed to carry out, on one or more occasions, in the proportion and at the times it shall so determine, the issuance of the Company’s shares which may be subscribed either in cash or by offsetting of debts;

•

decides to cancel the preferential subscription right of shareholders to these shares and to reserve the right to subscribe for the shares to holders of stock options or shares of Orange S.A. that signed a liquidity contract with the Company.

The maximum nominal amount of the capital increase resulting from all issuances carried out pursuant to this delegation is set at 70,000,000 euros, without taking into account the adjustments that may be carried out to protect the interests of persons signing liquidity contracts, in accordance with legal and regulatory provisions as well as with applicable contractual terms. The amount of the capital increases realized pursuant to the present resolution will be charged against the maximum set by the eighteenth resolution below.

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The subscription price will be equal to the average prices recorded for France Telecom shares on the Euronext Paris Market over twenty consecutive trading days, chosen from among the last forty-five trading days preceding the decision by the Board of Directors to issue new shares, or, if applicable, by the Chief Executive Officer or the acting Chief Executive Officer(s) by delegation, after amendment, if needed, of this average to take into account the difference in the date from which the shares bear right to dividends.

The Board of Directors will prepare the list of beneficiaries based on the list of holders of stock options or shares of Orange S.A. that have signed a liquidity contract, and will decide on the characteristics, amount and terms and conditions of any issuance as well as the terms for the shares issued to be fully paid-up. In particular, the Board will determine the number of shares to be issued for the benefit of each beneficiary, the subscription price of said shares as well as the price and reference period of France Telecom shares in accordance with the terms and conditions fixed by this resolution, and will decide on the date from which the shares bear right to dividends.

The Annual Shareholders’ Meeting hereby decides that the Board of Directors will have full authority to implement this resolution for this purpose, in particular, to proceed with the aforementioned issues leading to the capital increase, record the completion thereof, collect the subscriptions of the new shares, enter into all agreements, adopt all measures and carry out all formalities needed for the implementation of this resolution, amend the by-laws accordingly.

The Board of Directors may, within the limits it will have set beforehand, delegate to the Chief Executive Officer or, in agreement with him/her, to one or more Directeurs Général Délégué (CEO Delegates), the powers granted to it under this resolution.

Seventeenth resolution

(Delegation of powers to the Board of Directors to proceed with the free issuance of option-based liquidity instruments reserved for those holders of stock options of Orange S.A. that have signed a liquidity contract with the Company)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors and acting pursuant to Article L. 225-138 of the French Commercial Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the combined Shareholders’ Meeting on May 27, 2008 in its fourteenth resolution;

•

delegates to the Board of Directors for a period of 18 months as of the day of this meeting, the powers necessary, on one or more occasions, in the proportion and at the times it shall so determine, to proceed with the free issuance and allocation of option-based liquidity instruments (“instruments de liquidité sur options - ILO”) comprised of warrants that may be exercised in cash and/or new shares and/or existing shares of the Company and for which the Company’s shares shall be fully paid-up, if applicable, by offsetting of debts;

•

decides to cancel the preferential subscription rights to said ILO in favor of the holders of stock options of Orange S.A. that have signed a liquidity contract with the Company.

The maximum nominal amount of the capital increase resulting from all the issues that can be carried out pursuant to this delegation is set at 1,000,000 euros, without taking into account the adjustments that may be carried out to protect the interests of ILO holders in accordance with the legal and regulatory provisions as well as the applicable contractual terms. The amount of the capital increases realized pursuant to this resolution will be charged against the maximum set by the eighteenth resolution below.

The subscription price of the shares issued upon exercising the ILOs will be equal to the average price fixed for France Telecom shares on the Euronext Paris Market over twenty consecutive trading days prior to the date for filing the notification for exercising the ILOs, after adjustment, if needed, of this average to take into account the difference in the date from which they bear right to dividends.

The Board of Directors will prepare the list of beneficiaries based on the list of holders of stock options or shares of Orange S.A. who have signed a liquidity contract and will determine the number of ILOs to be issued for the benefit of each beneficiary and will, in accordance with the terms of this resolution, decide on the characteristics, amount and terms and conditions of any ILO issue.

The Annual Shareholders’ Meeting hereby decides that the Board of Directors will have full powers to implement this resolution, in particular to proceed with the aforementioned issues, record the completion thereof, for this purpose, enter into all agreements and amend the by-laws accordingly.

The Board of Directors may, within the limits it will have fixed beforehand, delegate to the Chief Executive Officer or, in agreement with him/her, to one or more Directeurs Général Délégué (CEO Delegates), the authority granted to it under this resolution.

Eighteenth resolution

(Overall limitation of the authorizations)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of Board of Directors and as a result of the adoption of the above seven resolutions, decides to set at 3.5 billion euros, the maximum nominal amount of capital share increases, immediately or in the future, that can be carried out pursuant to the delegations granted by said seven resolutions, it being specified that to this nominal amount will be added, if necessary, the nominal amount of shares of the Company to be issued for adjustments carried out in order to protect the holders of rights attached to the securities giving access to the shares.

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Nineteenth resolution

(Delegation of authority to the Board of Directors to issue securities giving right to the allocation of debt securities)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and acting pursuant to Articles L. 225-129 et seq. and L. 228-91 et seq. of the French Commercial Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary General Meeting on May 21, 2007 in its eighteenth resolution; and

•

delegates to the Board of Directors the authority to decide on the issuance, on one or more occasions, in France, abroad and/or on the international market, of all securities (other than shares) giving right to the allocation of debt securities such as bonds, like securities, subordinated securities with or without a fixed term, or all other securities granting, in the same issue, a similar right of claim on the Company.

The nominal amount of all the debt securities to be issued immediately or in the future pursuant to the present resolution cannot exceed 7 billion euros or the exchange value of this amount in foreign currency or in any monetary units established by reference to several foreign currencies.

This delegation is given for a period of 26 months as of the day of this general meeting.

The Board of Directors shall have full powers to:

•

proceed with said issues, determine the date thereof, the nature, amounts and currency of issuance;

•

determine the characteristics of the securities to be issued as well as of the debt securities to which the securities would give right to allocation;

•

set the terms and conditions for the amortization and/or early redemption of the securities to be issued as well as of the debt securities to which the securities would give right to allocation;

•

if applicable, decide to give a guarantee or collateral on the securities to be issued, as well as on the debt securities to which the securities would give a right to allocation, and to decide on the nature and characteristics thereof;

•

decide on all the terms and conditions of each of the issues, and, if applicable, modify the terms of the securities issued pursuant to this resolution, during the validity of the said securities and in compliance with the applicable formalities;

•

generally, enter into all agreements, make all arrangements and carry out all formalities required, and generally, to do whatever is necessary.

Twentieth resolution

(Delegation of authority to the Board of Directors to increase the share capital of the Company by capitalization of reserves, profits or premiums)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and deciding pursuant to Articles L. 225-129-2 and L. 225-130 of the French Commercial Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extrordinary General Meeting on May 21, 2007, in its nineteenth resolution; and

•

delegates to the Board of Directors, for a period of 26 months as of the day of this Annual Shareholders’ Meeting, its authority to decide to increase the share capital, on one or more occasions, at the times and in accordance with the terms and procedures it shall determine, by capitalization of reserves, profits or premiums, followed by the issuance and free allocation of shares or the increase in the nominal value of the existing shares, or the combination of these two procedures.

The Board of Directors will have the power to decide that rights corresponding to fractional shares may be neither marketable nor assignable and that the corresponding securities shall be sold; the amounts derived from the sale shall be allocated to the holders of the rights within the time limit provided for under the regulations.

The maximum nominal amount of an immediate or future capital increase, resulting from all the issuances effected pursuant to this delegation is set at 2 billion euros, it being specified that this maximum is set (i) without taking into account the nominal value of the shares of the Company to be issued, if necessary, for adjustments carried out in order to protect the holders of rights attached to the securities giving access to shares, and (ii) separately from the maximum capital increases resulting from the issues of shares or securities authorized by the above eleventh to seventeenth resolutions.

Twenty-first resolution

(Authorization given to the Board of Directors to allocate free shares)

The Annual Shareholders’ Meeting, subject to the applicable law and regulations and in particular law n° 86-912 dated August 6, 1986 and law n° 93-923 dated June 19, 1993, deciding under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors:

•

terminates with immediate effect, for the unused portion, the authorization granted by the Combined Ordinary and Extraordinary General Meeting on April 21, 2006, in its twelfth resolution; and

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•

authorizes, pursuant to Article L. 225-197-1 et seq. of the French Commercial Code, the Board of Directors to proceed, in one or several occasions, with the allocation of free shares of the Company.

The beneficiaries shall be employees and corporate officers (as defined by Article L. 225-197-1 of the French Commercial Code) of the Company or of related companies or groups as defined by Article L. 225-197-2 of the French Commercial Code.

This authorization is granted for a period of 38 months as of the date of this Annual Shareholders’ Meeting.

The total number of free shares granted pursuant to this resolution shall not represent more than 1% of the capital of the Company as of the date of this Annual Shareholders’ Meeting.

The acquisition period shall not be less than 4 years for all or part of the shares allocated by the Board of Directors and, for the remaining shares allocated by the Board of Directors, not less than 2 years; nevertheless, in case a beneficiary becomes disabled, as defined by law, the final allocation of the shares may occur before the end of the acquisition period.

The lock-up period of the allocated shares shall not be less than 2 years, except for the shares for which the acquisition period will be at least 4 years. For these shares, the minimum lock-up obligation shall be withdrawn.

The existing shares available for allocation under this resolution shall be acquired by the Company either under Article L. 225- 208 of the French Commercial Code or, as the case may be, in connection with the share buyback program authorized by the ninth resolution submitted to this Annual Shareholders’ Meeting or any earlier or later share buyback program.

The Annual Shareholders’ Meeting acknowledges and decides, as may be needed, that this authorization carries with it, for the benefit of beneficiaries of share allocations, waiver by the shareholders of any right over the free shares allocated under this resolution.

The Annual Shareholders’ Meeting confers full powers on the Board of Directors for purposes of:

•

setting the conditions and, if required, the criteria for allocation of shares;

•

subject to the conditions and limits prescribed by law, setting the dates on which free allocations shall take place;

•

determining the identity of the beneficiaries, the number of shares allocated to each of them, the terms and conditions of allocation, and specifically, the acquisition and lock-up periods of the free shares thus allocated;

•

deciding on the conditions under which the number of shares allocated shall be adjusted; and

•

more generally, with the right, within the limits prescribed by law, to sub-delegate, to enter into all agreements, draw up all documents, carry out all formalities and official declarations and take all other necessary actions.

The Board of Directors shall inform each year the Annual General Meeting of the allocations made pursuant to this resolution, in accordance with Article L. 225-197-4 of the French Commercial Code.

Twenty-second resolution

(Delegation of authority to the Board of Directors to proceed with capital increases reserved for members of the France Telecom Group savings plan)

The Annual Shareholders’ Meeting, acting under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and deciding pursuant to Articles L. 225-129-6, L. 225-138 I and II, and L. 225-138-1 of the French Commercial Code and Articles L. 3332-18 et seq. of the French Labor Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary General Meeting on May 27, 2008 in its fifteenth resolution; and

•

delegates to the Board of Directors, for a period of 26 months as of the day of this Shareholders’ Meeting, its authority to decide to increase the share capital, on one or more occasions, through the issuance of shares or securities giving access to the Company’s shares existing or to be issued, reserved for employees and former employees who are members of the France Telecom Group company savings plan, or through the free allocation of shares or securities giving access to the Company’s shares existing or to be issued, in particular by the capitalization of reserves, profits or premiums up to the legal and regulatory limits.

The maximum nominal amount of an immediate or future capital increase of France Telecom  resulting from all issuances carried out pursuant to this delegation is set at 500 million euros, it being specified that this maximum is set without taking into account the nominal value of the shares of the Company to be issued, if necessary, for adjustments made in order to protect the holders of rights attached to the securities giving access to the shares.

The maximum nominal amount of the capital increase of France Telecom resulting from all issuances carried out pursuant to this delegation by capitalization of reserves, profits or premiums under the conditions and up to the limits set forth in the articles of the aforementioned French Labor Code, is also  set at 500 million euros, it being specified that this maximum is set without taking into account the nominal value of the Company’s shares to be issued, if necessary, for adjustments made in order to protect the holders of rights attached to the securities giving access to the shares.

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The Annual Shareholders’ Meeting decides to cancel the preferential subscription rights of the shareholders to the shares or securities giving access to the shares to be issued pursuant to this delegation in favor of these employees and former employees and to waive any right to the shares or other securities allocated freely pursuant to this delegation.

The Annual Shareholders’ Meeting decides:

•

that the subscription price of the new shares shall be equal to the average of the share prices listed during the twenty trading sessions preceding the day of the decision establishing the opening date of the subscriptions, reduced by the maximum discount provided for by law on the day the Board of the Directors makes its decision; it being specified that the Board of Directors can reduce this discount if it so deems appropriate, in particular in the event of an offer to the members of a corporate savings plan on the international market and/or abroad in order to meet the requirements of the applicable local laws. The Board of Directors may also substitute all or part of the discount by allocating shares or other securities pursuant to the provisions below;

•

that the Board of Directors, within the limits of the applicable law and regulations, may provide for the free allocation of shares or securities giving access to existing shares.

The Board of Directors shall have full powers for the purpose of implementing this resolution and in particular to:

•

determine the characteristics, amount and terms of each issuance or free allocation of securities;

•

determine that the issues may take place directly for the benefit of the beneficiaries or through mutual funds;

•

decide, under legal conditions, the list of companies or groups whose employees and former employees may subscribe for the shares or securities issued, and if applicable, receive shares or securities freely allocated;

•

determine the nature and terms and conditions of the capital increase, as well as the terms of issuance or free allocation;

•

set the terms of seniority that must be complied with by the beneficiaries of new shares or securities concerned by each free allocation;

•

acknowledge the completion of the capital increase;

•

determine, if applicable, the nature of securities allocated freely, as well as the terms and conditions of such allocation;

•

determine, if applicable, the amount of the sums to be capitalized up to the limit set above, the equity capital account(s) from which they are drawn as well as the date from which the shares thus issued bear right to dividends;

•

if it deems appropriate, charge the costs for the capital increases against the amount of premiums related to these increases and take from this amount the amounts required to bring the statutory reserve to one tenth of the new share capital after each increase; and

•

take all measures to complete the capital increases, carry out the formalities as a consequence thereof, in particular those relating to the listing of the securities issued, and amend the by-laws in relation to these capital increases accordingly, and generally do whatever is necessary.

The Board of Directors may, within the limits it will have set beforehand, delegate to the Chief Executive Officer or, in agreement with him/her, to one or more Directeurs Général Délégués (CEO Delegates), the power granted to it under this resolution.

Twenty-third resolution

(Authorization to the Board of Directors to reduce the share capital through the cancellation of shares)

The Annual Shareholders’ Meeting, deciding under the conditions of quorum and majority required for Extraordinary Shareholders’ Meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and deciding pursuant to Article L. 225-209 of the French Commercial Code:

•

terminates with immediate effect, for the unused portion, the delegation granted by the Combined Ordinary and Extraordinary General Meeting on May 27, 2008 in its sixteenth resolution;

•

delegates to the Board of Directors full powers for the purpose of canceling, on one or more occasions, up to a maximum of 10% of the Company’s share capital by periods of 24 months, all or part of the France Telecom shares acquired as part of the authorized share buyback programs in the ninth resolution submitted to this Shareholders’ Meeting, or as part of share buyback programs authorized before or after the date of this Shareholders’ Meeting;

•

decides that the surplus of the purchase price of the shares over their nominal value will be charged to the “Share Premiums” account or to any account of available reserves, including the statutory reserve, within is the limit 10% of the capital reduction carried out;

•

delegates full powers to the Board of Directors, with the right of delegation in accordance with the law, to carry out the capital reduction resulting from the cancellation of the shares and the aforementioned charging, as well as to amend the by-laws accordingly;

•

sets the term of this authorization at 18 months as of the date of this Annual Shareholders’ Meeting.

Twenty-fourth resolution

(Powers for formalities)

The Annual Shareholders’ Meeting confers full powers on the bearer of the original, copy or extract of the minutes of this Annual Shareholders’ Meeting for the purpose of carrying out all legal or administrative formalities and making all filings and public disclosures provided by under current law.

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26.2     REPORT OF THE BOARD OF DIRECTORS OF FRANCE TELECOM ON RESOLUTIONS SUBMITTED TO THE ANNUAL SHAREHOLDERS’ MEETING - FISCAL YEAR 2008

Presentation of the ordinary resolutions to be submitted to the Annual Shareholders’ Meeting

First and second resolutions

Approval of the corporate and consolidated financial statements

Under the terms of the first and second resolutions, it is proposed that the Annual Shareholders’ Meeting approve the financial statements of France Telecom as well as the consolidated financial statements of the Group at December 31, 2008.

Third resolution

Allocation of income

This resolution covers the allocation of the income for the year ended December 31, 2008.

Out of the income of the year in the amount of 3,234,431,372.50 euros, it is proposed that the Annual Shareholders’ Meeting allocate an amount of 256,930 euros to the statutory reserve.

Following said transaction and considering the retained earnings (prior to recognition of the interim dividend mentioned hereinafter) of an amount of 12,454,519,240.25 euros, the distributable profit would amount to 15,688,693,682.75 euros.

It is then proposed that the Annual Shareholders’ Meeting decide to pay shareholders 1.40 euros per share as dividend and to allocate the balance of the distributable income to the “retained earnings” account.

Considering the interim dividend of 0.60 euro euros per share paid in September 2008 to shareholders entitled thereto, the balance to be distributed would amount to 0.80 euros per share.

Lastly, it is proposed that shareholders may opt for the payment of a portion of the dividend in France Telecom shares. This option is provided for in Article 26 of our Company’s by-laws. It is proposed that the Annual Shareholders’ Meeting set the portion of the dividend that may be paid in France Telecom shares at 0.40 euros, i.e. 50% of the balance of the dividend to be distributed.

The shareholders who wish to opt for this possibility should make a request to this effect to the paying institutions between June 2, 2009 and June 23, 2009 inclusive. If shareholders fail to exercise this option or if the time limit has expired, the balance of the dividend would be paid entirely in cash.

The issue price of France Telecom shares delivered in payment shall be equal to the average of the first listed prices of the France Telecom share on the Euronext Paris market over the twenty trading sessions prior to the date of this Annual Shareholders’ Meeting, less the amount of the dividend (after deduction of the aforementioned interim dividend), as the Board of Directors may round up the amount obtained in this way to one tenth of a euro.

If the amount of dividends for which the option is exercised does not correspond to a whole number of shares, the shareholder would receive a directly lower number of shares completed by an equalization payment in cash.

France Telecom shares delivered in payment would bear right to dividends as of January 1, 2009.

The balance of the dividend to be distributed, whether in cash or in shares, would be paid on June 30, 2009 to shareholders entitled to the dividend at the ex-dividend date prior to the payment of said balance.

Based on the number of shares granting entitlement to a dividend recorded at December 31, 2008, the total amount of the balance of the dividend would amount to 2,091,992,988.80 euros.

The Annual Shareholders’ Meeting would grant all powers to the Board of Directors to determine the global amount of the dividend, of the balance to be distributed and, in consequence, the amount to be posted to the “retained earnings” account but also to record the capital increase resulting from the payment in shares and to amend the by-laws correspondingly.

It is specified that the dividends distributed over the previous three years (granting a right to a 40% allowance under the French Tax Code (Code général des impôts)) were as follows:

Fiscal Year	Number of shares	Dividend per share	Portion of the dividend eligible for the 40% allowance
2005	2,603,059,797	€1	100%
2006	2,597,251,003	€1.20	100%
2007	2,604,398,886	€1.30	100%

The shares held by the Company do not bear rights to a dividend.

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Fourth resolution

Approval of the agreements provided for under Article L. 225-38 of the French Commercial Code (Code de commerce)

No agreement provided for under Articles L. 225-38 and following of the French Commercial Code, not already approved by the Annual Shareholders’ Meeting, was entered into during the 2008 fiscal year.

The agreements entered into in 2008 or earlier (already approved by the Annual Shareholders’ Meeting of France Telecom) that continued during the year related to:

•

the approval of the commitment in favor of Mr. Didier Lombard, made under Article L. 225-42-1 of the French Commercial Code, as approved by the fifth resolution of the Annual Shareholders’ Agreement of May 27, 2008 (possible deferred compensation of Didier Lombard of up to 21 months’ salary provided that he has satisfied the performance conditions set by the Board of Directors and on the latter’s decision);

•

the recognition of the period of activity corresponding to Mr. Didier Lombard’s corporate office, when calculating his pension, (Board of Directors of July 26, 2006) upon the re-activation of his employment contract;

•

the take over, by France Telecom on account of the acquisition of its subsidiary Wanadoo SA, of the regulated agreement entered into by the latter and under the terms of which Wanadoo stood as guarantor of its subsidiary Freeserve. com, in favour of the Royal Bank of Scotland, in the scope of a lease agreement signed for premises in Leeds.

The statutory auditors drew up a special report on said agreements that has been disclosed to the Annual Shareholders’ Meeting.

During its meeting on December 3, 2008, the Board of Directors confirmed that France Telecom referred to the Afep-Medef corporate governance code of listed companies which has been updated to include recommendations on the compensation of corporate officers published in October 2008. A press release was published in relation to said decision on December 3, 2008. The aforementioned agreement on the commitment in favor of Mr. Lombard is in line with said recommendations.

Fifth to eighth resolutions

Renewal of the terms of office of principal and deputy statutory auditors

Under the fifth and sixth resolutions, it is proposed that the Annual Shareholders’ Agreement renew the terms of office of the current statutory auditors, the firms Ernst & Young Audit, on the one hand, and Deloitte & Associés, on the other hand for six years. Their new term of office would thus expire at the close of the meeting of the Ordinary Annual Shareholders’ Meeting that decides on the financial statements of the year ended December 31, 2014.

Under the seventh and eighth resolutions, it is proposed that the Annual Shareholders’ Meeting renew the terms of office of the deputy statutory auditors, the firms Auditex, on the one hand, and BEAS, on the other hand, for the same period. Their new term of office would thus expire at the close of the meeting of the Ordinary Annual Shareholders’ Meeting that decides on the financial statements of the year ended December 31, 2014.

The proposed statutory auditors have already informed the Company that they would accept this assignment in the event of a vote in favor of said resolutions and specify that they are members of an international network of statutory auditors composed of legally autonomous and independent entities. Moreover, the firm Ernst & Young stated to the Company that it received 9,007,500 euros in fees for services regarding its mission as auditor and 959,510 euros in fees for services not directly related to such mission provided to the companies included in the consolidation perimeter in 2008. The firm Deloitte & Associés stated that it received 9,254,000 euros in fees for services and that it received no amount from a person or entity controlled by France Telecom (consolidated companies) for services not directly related its mission as statutory auditor.

Ninth resolution

Authorization to be granted to the Board of Directors to buy or transfer France Telecom shares

The Board of Directors proposes that the Annual Shareholders’ Meeting decide on a resolution that enables France Telecom to buy back its own securities, keep or transfer them in accordance with the terms below:

•

the number of shares bought during the buyback program authorized by your Meeting may not exceed 10% of the Company’s capital (as it exists on the date hereof);

•

the maximum purchase price should not exceed 40 euros per share. It is specified that said price shall be adjusted in the event of transactions in the share capital, in particular, by the capitalization of reserves and/or stock splits or reverse stock splits;

•

the maximum amount of funds for the buyback program would be set at 10,459,964,944 euros;

•

said authorization would be valid for an eighteen-month period;

•

the shares could be acquired or transferred by all means, including by acquisition or assignment of block shares and by using derivatives;

•

the shares may be acquired at the times that the Board of Directors or the individual acting on delegation from the Board of Directors would determine.

The goals of said buyback programs are detailed in the ninth resolution.

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In particular, the purpose of the buyback program would be (i) to enable the Company to cover its obligations relating to debt securities giving access to share capital or to stock option programs or any other type of share allocation to employees, (ii) to ensure the liquidity of the France Telecom share under a liquidity contract with an investment service provider (iii) to have shares to deliver in exchange or in payment for external growth transactions and (iv) to reduce the Company’s share capital.

Since Ordinance No. 2009-105 of January 30, 2009 relating, inter alia, to share buybacks, when the shares are repurchased to encourage liquidity, the number of shares taken into account for the 10% calculation is the number of shares bought after deduction of the number of shares resold during the term of the authorization.

The Board of Directors would inform the shareholders, in its annual report, of share purchases, transfers or cancellations and of the appropriation and, where applicable, re-appropriation of the shares acquired to the various goals pursued.

The Annual Shareholders’ Meeting would grant all powers to the Board of Directors, with right of delegation, notably in order to implement said delegation and to determine the terms and conditions thereof.

The adoption of this resolution would terminate the authorization granted to buyback shares in the sixth resolution of the Combined Ordinary and Extraordinary Annual Shareholders’ Meeting of 27 May 2008.

Presentation of resolutions to be submitted to the Annual Extraordinary Shareholders’ Meeting

2.1 By-law amendments

Tenth resolution

Amendment of Article 13 of the by-laws

Pursuant to Law No. 2008-776 on the Modernization of the Economy of August 4, 2008 which terminated the obligation imposed on Directors to hold shares of the Company unless the terms of the by-laws provide otherwise and pursuant to the good governance rules commonly accepted for listed companies, your Board of Directors considered it advisable to propose that the Annual Shareholders’ Meeting set the minimum number of the Company’s shares that Directors appointed by the Annual Shareholders’ Meeting must own. The minimum amount of shares to be held would be set at 1,000.

In accordance with the law, the Director representing employee shareholders, although appointed by the Annual Shareholders’ Meeting, would not be concerned by this provision.

Neither would the Directors appointed to represent employees nor the Directors representing the State are concerned.

2.2 Financial authorizations

The Annual Shareholders Meeting of May 21, 2007 had granted the Board of Directors authorizations that enabled it to choose, at any time, within a large range of securities giving access to shares, with or without shareholder preferential subscription rights, the most appropriate financial product for the Company’s development, considering the features of markets at the time in question. As said delegations expire on July 20, 2009, they should be renewed.

Said Shareholders’ Meeting had notably granted the Board of Directors an aggregate delegation for a twenty-six-month period that allowed the issue, with or without a preemptive right, of shares and securities giving access, immediately or in the future, to shares, and that allowed a capital increase within the limit of a maximum par value of 4 billion euros.

Said Shareholders’ Meeting had also granted the Board of Directors additional delegations covered by special resolutions, one thereof related to a capital increase by the capitalization of reserves, profits or premiums, within the limit of a maximum par value of 2 billion euros, independently of the maximum amount of the aggregate authorization, for the same twenty six month period.

Moreover, the Annual Shareholders’ Meeting of May 27, 2008 notably authorized your Board of Directors for an eighteen-month period:

(i)

to issue shares reserved for persons who have entered into a liquidity contract with the Company in their capacity as holders or shares of subscription options of Orange S.A.;

(ii)

to issue, free of charge, option based liquidity instruments reserved to the holders of share subscription options of Orange S.A. who have signed a liquidity contract;

(iii)

to cancel all or part of “France Telecom” shares acquired under share purchase programs set up by your Company and in consequence to reduce the capital.

As said delegations expire on November 26, 2009, your Board of Directors requests that you end them, with immediate effect on the date of your Shareholders’ Meeting, and that you renew them for the same eighteen-month period,

The Annual Shareholders’ Meeting of May 27, 2008 also authorized your Board of Directors to increase the share capital in favor of members of the company savings plan set up within the France Telecom Group or else by free allocation of shares or other securities giving access to capital notably by the capitalization of reserves, profits or premiums, within the limit of a maximum par value of 500 million euros, for a twenty-six-month period.

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The legal provisions provide that the delegation in relation to a capital increase reserved for employees must necessarily be submitted to the Annual Shareholders’ Meeting voting on a financial delegation that may entail a capital increase in cash, which is the case for several resolutions proposed today. In consequence, and although said delegation expires on July 26, 2010, it is proposed that the Annual Shareholders’ Meeting end same, with immediate effect, and renew same for the same period and the same amount.

By proposing that you grant said delegations, your Board of Directors wishes to inform you, to comply with the requirements of laws and regulations, of the scope of the relevant resolutions put to your approval. Said delegations shall enable your Board of Directors to continue to have the means to enable it, where applicable by calling on markets to place shares thereon, to mobilize quickly and flexibly the financial means needed for your Company’s development.

In general, said delegations will enable your Board of Directors to have the powers needed to ensure the performance thereof (record the completion thereof, make amendments to the by-laws or carry out formalities, etc.) with the right of delegation to the Chief Executive Officer, in accordance with law.

Eleventh resolution

Delegation of powers to the Board of Directors to decide on the issue of shares and securities that may be converted to shares of the Company or of one of its subsidiaries, with maintenance of preferential subscription rights

The Shareholders’ Meeting is requested, by using the legal mechanism of the global delegation of powers, to grant the Board of Directors a delegation, of a twenty-six-month period, to decide on the issue, with preferential subscription rights, (i) of Company shares (ii) of Company securities giving access to current or future shares or to be issued (iii) of securities giving access to current or future shares of a company of which the Company directly or indirectly owns more than half the capital (the “Subsidiary”), within the limit of a maximum par value of capital increase of 2 billion euros and the aggregate limitation of 3.5 billion euros specifically covered by the 18th resolution.

The aggregate par value of all debt securities issued under this resolution may not exceed 10 billion euros or its exchange value on the date of the decision to issue, it being specified that this maximum amount would apply to all debt securities of which the issue would be made under the 12th, 14th and 15th resolutions set out below.

Twelfth resolution

Delegation of powers to the Board of Directors to decide on the issue of shares and securities that may be converted to shares of the Company or of one of its subsidiaries, without preferential subscription rights preemptive right

The Annual Shareholders’ Meeting is requested, by using the legal mechanism of the global delegation of powers, to grant the Board of Directors a delegation, of a twenty-six month period, to decide on the issue by public offer and/or by offer addressed to qualified investors within the meaning of French Monetary and Financial Code (Code monétaire et financier), without preferential subscription rights (i) of Company shares (ii) of Company securities giving access to current or future shares or to be issued (iii) of securities giving access to current or future shares of a company of which the Company directly or indirectly owns more than half the capital (the “Subsidiary”), within the limit of a maximum par value of capital increase of 1.5 billion euros and the aggregate limitation of 3.5 billion euros specifically covered by the 18th resolution.

Under said delegation, the issue price would at least be equal to the maximum amount provided for under current laws and regulations at the time of using this delegation, after correction of said amount, if need be, to take account of the difference in the dates on which the shareholders have the right to receive dividend (“dividend rights date”).

For securities giving access in the future to shares, the issue price would be set by reference to said same amount after correction, if need be, to take account of the difference in dividend rights date: the issue price of securities shall be such that the amount that the Company receives immediately or in the future or the Subsidiary receives immediately or in the future, in the event of the issue of securities giving access to shares of a Subsidiary, is, for each share issued as a result of the issue of said securities, at least equal to the amount defined above after correction, if need be, to take account of the difference in dividend rights date.

Based on said information, the Board of Directors would set the issue price of securities issued and, where applicable, the terms and conditions debt securities compensation to the best of the interests of the Company and the shareholders, taking account of all factors in question. For this purpose, it shall take into consideration, inter alia, the type of securities issued, the trend of stock markets and the market for France Telecom’s share, the existence of any preferential right granted to shareholders, the interest rates applied if the securities issued consist of debt securities, the number of common shares to which said securities grant entitlement and more generally all features of said securities issued.

Under current regulations, the issue price of new shares offered in a public rights offer without preferential subscription rights by a company whose shares are listed on a regulated market may not be less than the weighted average of the prices of the last three trading sessions prior to the price setting, decreased if need be by a maximum 5% discount.

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The aggregate nominal value of all debt securities thus issued may not exceed the maximum amount related to debt securities provided for in the 11th resolution and shall be charged thereto.

It should also be noted that Ordinance No. 2009-80 of January 22, 2009 relating to the publics issue substituted the concept of public offer to that of public issue and reformed the ex-preemptive rights(1) (DPS) capital increase scheme. It is now possible to carry out a capital increase without preemptive rights (DPS) by private placement, i.e. in favor of qualified investors or a select circle of investors within the limit of 20% of the share capital per year. In this event, the issue price is set in accordance with the same rules as for the public offer. The wording of the proposed resolution takes account of these new provisions.

Lastly, all issues of preferred shares and of securities giving access immediately or in the future to preferred shares would be excluded from the 11th and 12th resolutions.

Thirteenth resolution

Authorization granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription rights.

The purpose of the 13th resolution is to authorize the Board of Directors in the event of a capital increase with or without preferential subscription rights or increase the number of securities to be issued in the event of surplus requests.

Said resolution may be used for each of the issues decided under the 11th and 12th resolutions in order to increase the number of securities to be issued in accordance with the law and subject to compliance with the maximum amount provided for in the resolution under which the issue is decided.

Said scheme would grant the Board of Directors the right to carry out additional capital increases on conditions identical to the initial issue. It allows the exercise of over-allocation options, which allow the size of issues to be increased in the event of surplus requests.

Under current regulations (i) said delegation should be implemented within 30 days at the latest of the closing of the subscription of the initial issue and (ii) the additional capital increase would be limited to 15% of the initial issue and should be implemented at the same issue price as that applied for the initial issue.

Fourteenth resolution

Delegation of powers to the Board of Directors to issue shares and securities that may be converted to shares in the event of a public exchange offer initiated by the Company

The resolution covers the issue, ex-rights, of shares or securities that may be converted to shares to allow the completion of a public offer of exchange initiated by the Company.

Article L. 225-148 of the French Commercial Code allows Companies to issue shares or securities giving access to current or future shares of the issuer that may be issued under and in accordance with the terms of the 12th resolution, as compensation for securities tendered to a public exchange offer (OPE (2)) initiated in France or abroad, according to local rules, by the Company on securities of a company, whether a pure and simple OPE, an alternative purchase or exchange offer, an OPA(3) or OPE, a main OPE or OPA combined with an secondary OPA or OPE or any other form of OPE compliant with the law governing said public offer. However, the benefit of the scheme of Article L. 225-148 of the French Commercial Code is subject to the condition that the shares of the company concerned by the offer are listed on a regulated market of a State, such as France, party to the Agreement on the European Economic Area or member of the OECD.

This is a procedure that authorizes the exchange of securities without the Company complying with the formalities imposed upon the completion of a contribution in kind.

The relevant capital increase would be completed without preferential subscription rights, which shareholders are requested to waive in accordance with the terms defined in the 12th resolution.

The Board of Directors would have determined, at the time of each offer, the type and features of shares or securities giving access to shares to be issued; the amount of the capital increase would depend on the result of the offer and the number of securities submitted in exchange, considering the parities determined and shares or securities giving access to shares issued.

This delegation – for which a specific resolution is required – would be given for an amount of 1.5 billion euros which would be charged against the maximum amount authorized under the 12th resolution relating to issues without preferential subscription rights. It is specified that said maximum amount is set without account being taken of the par value of shares to be issued, if need be, for adjustments that may be made to protect the holders of rights attached to securities that may be converted to shares; it would be granted for the same twenty-six month period as from the Shareholders’ Meeting.

(1)

Sans droit préférentiel de souscription (DPS).

(2)

Offre publique d’échange.

(3)

Offre publique d’achat.

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The terms of the 12th resolution would apply to issues carried out under the 14th resolution, apart from terms relating to the issue price of shares and securities giving access to shares and the preferential right of shareholders.

The global par value of all debt securities thus issued may not exceed the maximum amount relating to debt securities provided for in the 11th resolution and shall be charged thereto.

Fifteenth resolution

Authorization to the Board of Directors to issue shares and securities giving access to shares in order to compensate contributions in kind granted to the Company and comprised of equity securities or securities that give access to capital

The resolution covers the issue, without preferential subscription rights, of shares or securities that may give access to shares to enable the Company to compensate contributions in kind consisting of equity securities or securities giving access to capital.

This delegation granted for a 26-month period would enable the Board of Directors to hold the powers needed to issue shares or securities giving access to current or future shares of the Company within the limit of 10% of the share capital (as it exists on the date of the Shareholders’ Meeting) in order to compensate contributions comprised of capital securities or securities giving access to capital when Article L. 225-148 of the French Commercial Code is not applicable. Based on the share capital at December 31, 2008, the maximum amount would thus be 1,045,996,494 euros and would be charged to the maximum amount provided for under the 12th resolution.

Shareholder preemptive rights to shares and securities thus issued would be withdrawn in favor of holders of equity securities or securities concerned by the contributions in kind.

The aggregate par value of all debt securities thus issued may not exceed the maximum amount relating to debt securities provided for in the 11th resolution and shall be charged thereto.

This delegation entails waiver by the shareholders of their preferential subscription rights to the shares to which the securities issued under said delegation could grant entitlement.

In the event the 15th resolution is implemented, the Board of Directors would decide on the report of the independent appraisors (commissaires aux apports) and on the same terms as if the Shareholders’ Meeting had itself decided: it could thus approve alone the assessment of contributions in kind and the granting of special benefits and record the capital increase; it could also reduce the assessment of contributions or the compensation of special benefits, if the contributors agree thereto.

Sixteenth resolution

Issue of shares reserved to persons having signed a liquidity contract with the Company in their capacity as holders of shares or subscription options of shares of Orange S.A.

You approved, under the Simplified Public Offer of Exchange relating to the Orange securities carried out in 2003, that a proposal be made, at the close of the Offer and incidentally thereto, to holders of subscription options to Orange shares as well as to holders of Orange shares whose shares, resulting from the exercise of options or bought under employee shareholding plans, would be locked-up, to sign a liquidity contract for their Orange shares no longer listed.

There were 37,869,809 Orange options in circulation at December 31, 2008. The exercise of said options could result in the issue of a maximum of 16,886,498 France Telecom shares, which represents a potential dilution of 0.61% of the share capital at December 31, 2008, as recorded on March 3, 2009.

In order to exchange Orange shares for shares newly issued by France Telecom, where applicable, under said liquidity contract, you are requested to renew the delegation granted to the Board of Directors voted each year by your Shareholders’ Meeting since 2005 in order to increase the capital by offsetting receivables. The delegation granted in the 12th resolution by the Combined Shareholders’ Meeting of May 27, 2008 would thus be terminated, in this framework, with immediate effect, for the unused portion.

Your Shareholders’ Meeting is empowered to issue said shares for the benefit of a category of persons.

New shares may be subscribed for in cash or by offsetting receivables. In fact, it is provided that the beneficiary that has assigned his Orange shares to France Telecom under the liquidity contract would offset the receivable of the price of said assignment with the subscription price of the new France Telecom shares.

For these reasons we request you:

•

to delegate to the Board of Directors, with right of delegation as provided for by law, for an 18-month period as from the date of your Shareholders’ Meeting, the necessary powers to issue shares of the Company that could be subscribed for either in cash or by offsetting with liquid, due and payable receivables against the Company;

•

to decide to withdraw the shareholders’ preferential subscription rights to the said shares and to reserve the right to subscribe for same to holders of subscription options for shares or shares of Orange S.A. having signed a liquidity contract with the Company.

The maximum par value of capital increases resulting from all issues made under this delegation would be set at 70,000,000 euros, not factoring in adjustments that may be made to protect the interests of the signatories of liquidity contracts in accordance with current laws and regulations and the applicable contractual terms. Such amount would be charged against the maximum amount of 3.5 billion euros set under the 18th resolution proposed below.

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The subscription price would be calculated, the list of beneficiaries would be set and the features, the amount and terms and conditions of any issue as well as the terms and conditions of full payment of shares issued would be determined in accordance with the terms of the sixteenth resolution proposed to your Shareholders’ Meeting.

For these reasons, we request you to approve the 16th resolution.

Seventeenth resolution

Issue, free of charge, of option-related liquidity instruments reserved for holders of Orange SA share subscription options having signed a liquidity contract with the Company

In order to simplify the payment of consideration in cash or in France Telecom shares under the implementation of liquidity contracts described in the previous resolution and under resolutions voted annually by your Shareholders’ Meeting since 2005, the free allocation of option-related liquidity instruments (“ILO”), comprised of warrants exercisable in cash and/or in new and/or existing France Telecom shares was authorized to holders of Orange options having signed a liquidity contract. Said ILO are securities giving access to capital within the meaning of Article L. 228-91 of the French Commercial Code and which, when they are exercised, grant their holders the right to receive cash and/or existing shares and/or new shares, depending on the consideration taken into account by France Telecom. The delegation granted under the 14th resolution of the Combined Shareholders’ Meeting of May 27, 2008 would be terminated with immediate effect, in this framework, for the non-used portion.

Today, you are requested to renew the delegation granted to the Board of Directors so as to continue, where applicable, the implementation of option-related liquidity instruments for holders of Orange subscription options not eligible for the initial allocation of 2005, as they had not signed a liquidity contract at said date. It is specified that the amounts to be paid or the number of France Telecom shares to be issued on said account shall not differ from those provided for under the liquidity contracts existing on today’s date, subject to the method of calculating the amount of fractional shares.

For these reasons, we request you:

•

delegate to the Board of Directors, with right of delegation as provided for by law, for an eighteen month period as from the date of your Shareholders’ Meeting, the powers needed to carry out, on one or more occasions, in the proportion and at the times that it would decide, the issue and free allocation of option-related liquidity instruments for which, where applicable, the Company’s shares would be paid up in full by offsetting receivables;

•

decide to cancel preferential subscription rights to said option-related liquidity instruments and to reserve the right to subscribe for same to holders of Orange S.A. share subscription options having entered into a liquidity contract with the Company.

The maximum par value of the capital increase resulting from all issues that may be made under this delegation would be set at 1,000,000 euros, not factoring in adjustments that may be made to protect the interests of the signatories of liquidity contracts in accordance with current laws and regulations and the applicable contractual terms. Said amount would be charged against the maximum amount of 3.5 billion euros set under the 18th resolution proposed below.

The subscription price of shares issued upon exercise of option-related liquidity instruments would be calculated, the list of allottees would be set and the number of option-related liquidity instruments to be issued to each beneficiary would be determined in accordance with the terms of the 17th resolution proposed to your Shareholders’ Meeting.

We also ash you to decide that the Board of Directors have all powers to implement this resolution.

For these reasons, we request you to approve the 17th resolution.

Eighteenth resolution

Aggregate limitations on authorizations

The maximum par value of immediate and/or future capital increases that may be made under the 11th to the 17th resolutions are set at 3.5 billion euros.

Nineteenth resolution

Delegation of powers to the Board of Directors to issue securities granting entitlement to debt securities

A 19th resolution is proposed to the Annual Shareholders’ Meeting under which it would delegate its powers to the Board of Directors to decide on the issue of securities granting entitlement to debt securities, such as bonds, similar securities, fixed or non fixed term subordinated securities or any other securities granting, in a same issue, a same right of receivable against the Company;

The par value of all debt securities to be issued immediately or in the future under the resolution thus proposed could not exceed 7 billion euros or the exchange value of said amount in foreign currencies or in any other currency units established by reference to several currencies.

Said delegation of powers would be valid for a twenty-six month period.

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Twentieth resolution

Delegation of powers to the Board of Directors to increase the Company’s capital by the capitalization of reserves, profits or premiums

The purpose of the 20th resolution is to allow a capital increase by the capitalization of reserves, profits or premiums, within the limit of a capital increase of a maximum par value of 2 billion euros.

Said transaction, not necessarily resulting in the issue of new shares covered by a specific provision of Article L. 225-130 of the French Commercial Code, must be decided by the Annual Shareholders’ Meeting acting under the conditions of quorum and majority of Ordinary Shareholders’ Meetings, which is why it is covered by a special resolution.

This delegation of powers that would be granted also for a twenty-six month period would allow the Board of Directors to decide, on one or more occasions, on a capital increase up to the maximum par value of 2 billion euros. It is specified that said maximum amount is set (i) not taking into account the nominal value of the Company’s shares to be issued, if need be, for adjustments made to protect the holders of securities giving access in the future to common shares and (ii) independently of the maximum amount of capital increases resulting from issues of shares or securities authorized under the 11th to 17th resolutions.

Twenty-first resolution

Authorization to the Board of Directors to freely allocate Company shares

As the authorization granted to the Board of Directors by the Annual Shareholders’ Meeting of April 21, 2006 to freely allocate existing shares of the Company expires soon (on June 21, 2009), it is proposed that your Shareholders’ Meeting renew said delegation for a 38-month period.

The beneficiaries would be employees or corporate officers of the Company or companies or groups affiliated to it within the meaning of Article L. 225-197-2 of the French Commercial Code.

The total number of free shares allocated under the proposed resolution could not represent more than 1% of the Company’s capital on the date of the Annual Shareholders’ Meeting.

The Annual Shareholders’ Meeting would decide that the allocation of said shares to their beneficiaries would become final:

•

either, for all or some of the shares allocated, at the end of a minimum four year acquisition period and in this case without a minimum lock-up period; or

•

at the end of a minimum two-year acquisition period, it being specified that the beneficiaries should then keep said shares for a minimum two-year period as from their final allocation;

However, in the event of disability of the beneficiary, who satisfies the conditions provided for by law, the share allocation would become final prior to the end of the aforementioned acquisition periods.

The existing shares that may be allocated under the proposed resolution should be acquired by the Company either under Article L. 225-208 of the French Commercial Code or, where applicable, under share buyback programs authorized under the ninth resolution submitted to the Annual Shareholders’ Meeting or any share buyback program applicable earlier or later.

The delegation would imply waiver by shareholders to any right to shares allocated freely under the proposed delegation in favor of beneficiaries of free allocations of existing shares.

The Board of Directors proposes that the Annual Shareholders’ Meeting grant it all powers to implement the proposed resolution. For this purpose, the Board of Directors may be assisted by a committee comprised of members that it chooses. The Board shall be responsible, in particular, for setting the share allocation criteria.

The Board of Directors would inform the Annual Shareholders’ Meeting each year of allocations made under the proposed resolution. In this respect, the use made of the current delegation appears in the table enclosed as an appendix.

Moreover, the Board of Directors of March 3, 2009 determined that, at the closing of the 2008 financial statements, the performance conditions governing the current plan relating to the free allocation of shares had been satisfied. The shares to be allocated represent 0.48% of the capital at December 31, 2008.

Twenty-second resolution

Delegation of powers to the Board of Directors to make capital increases reserved for members of the France Telecom Group’s savings plan

The purpose of this resolution is to allow the capital to be increased in favor of members of the France Telecom Group company savings plan by issuing shares to be subscribed for in cash within the limit of a maximum par value of a capital increase (excluding capitalization of reserves, profits or premiums) of 500 million euros, independently of the global maximum amount of 3.5 billion euros and, where applicable, by the free allocation of shares or other securities giving access to capital, held in portfolio or newly issued and, in said second case, within the limit of a par value of a capital increase by capitalization of reserves, profits or premiums of 500 million euros, independently of the maximum amount of the 20th resolution. Said delegation is granted for a 26-month period.

At December 31, 2008, the Company’s employees represented 3.65% of the capital via the group savings plan.

In accordance with the recommendations of the French Financial Markets Authority (AMF(1)), it is specified that said delegation was not used.

The table below summarizes the maximum amounts of all financial authorizations above:

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Delegations granted to the Board of Directors proposed to the Annual Shareholders’ Meeting
Maximum amounts (in euros)	Issue of shares and securities (1)			Issue of shares under a liquidity contract 16th resolution	Issue of option-related liquidity instruments 17th resolution	Issue of securities granting entitlement to the allocation of debt securities 19th resolution	Capital increase by capitalization of reserves, profits or premiums 20th resolution	Free allocation of shares 21st resolution	Capital increase reserved for members of a group savings plan 22nd resolution
	With preferential subscription rights	without preferential subscription rights
	11th resolution	12th and14th (2) resolutions	15th resolution (2)
Maximum nominal value of the capital increase	2 billion	1.5 billion	1,045,996,494 (10% of the capital)	70 million	1 million		2 billion	104,599,649 (1% of the capital)	500 million
Aggregate maximum amount 18th resolution	3.5 billion
Aggregate nominal value of all debt securities that may be issued	10 billion					7 billion

(1)

The 13th resolution provides for the possibility of increasing the number of securities to be issued in the event of a capital increase with or without preemptive rights (11th and 12th resolutions) up to 15% at most.

(2)

In the event of use, the total par value of the capital increase would be charged against the maximum amount of 1.5 billion euros of the 12th resolution.

Twenty-third resolution

Authorization to cancel the repurchased France Telecom shares

In connection with the ninth resolution previously submitted to the approval of the Ordinary Shareholders’ Meeting, to authorize the Board of Directors over an eighteen month period to cancel all or part of France Telecom shares acquired under the buyback program authorized by the vote of the ninth resolution submitted to the Shareholders’ Meeting and under buyback programs after your Shareholders’ Meeting and, in consequence, to reduce the capital.

In accordance with the law, the shares may be cancelled only within the limit of 10% of the Company’s share capital per twenty-four month period.

Twenty-fourth resolution

Powers

It is proposed that the Annual Shareholders’ Meeting grant all powers to a holder of an original, a copy or an extract of the minutes of the Shareholders’ Meeting in view of carrying out all legal or administrative formalities and of carrying out all filings and public disclosures provided for under current law.

2.3 Additional reports in the event delegations are used

Applicable rules

If the Board of Directors used the delegations that your Annual Shareholders’ Meeting granted it by the vote of the 11th to 22nd resolutions, it would draw up, where applicable, an additional report or, if such additional report were not required, would inform you thereof in its annual report, as provided for under current laws and regulations, when the delegation is used.

Moreover, upon issuances made under said authorizations, the statutory auditors shall draw up a report for the Board of Directors as provided for under current laws and regulations when the delegation is used.

Current use

The table attached to this report includes the use that the Board of Directors made of delegations granted for capital increases but also the use made of authorizations in relation to the free allocation of existing shares or subscription and/or purchase options of the Company’s shares to employees and corporate officers during the 2008 fiscal year.

If the Board of Directors’ proposals meet your approval, we request that you approve them by voting on the resolutions submitted to you, following review of the reports drawn up by the statutory auditors in accordance with the applicable laws and regulations.

The Board of Directors

(1)

L’Autorité des Marchés Financiers.

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Appendix

Summary table of delegations and authorizations granted to the Board of Directors by the Annual Shareholders’ Meeting - Fiscal Year 2008

Apart from the own shares buyback program specifically referred to in the Registration Document that constitutes a management report, in accordance with Article L. 225-211 paragraph 2, of the French Commercial Code, the table below reports for the 2008 fiscal year all currently valid authorizations granted to the Board of Directors by the Annual Shareholders’ Meeting, including delegations granted for capital increases required under Article L. 225-100 of the French Commercial Code.

Delegations granted by the Annual Shareholders’ Meeting	Date of the Annual Shareholders’ Meeting that granted the delegation	Term of the delegation and expiry date	Total amount of the delegation (in euros)	Use made of the delegation during the year	Balance (in euros)

Financial authorizations subject to the global limitation of 8 billion euros

(maximum nominal value of immediate and/or future capital increases that may be made under said delegations, set by the 17th resolution of the Annual Shareholders’ Meeting of May 21, 2007)

Delegation of powers to the Board of Directors to issue shares reserved for persons having signed a liquidity contract with the Company in their capacity as holders of Orange S.A. shares or share subscription options (13th resolution)	May 27, 2008	18 months November 26, 2009	80,000,000	432,641 France Telecom shares were issued during the year resulting in a capital increase 1,730,564 euros	79,490,436

Nota bene: of which 305,250 shares were issued from January 1 to May 27, 2008 under the previous authorization granted by the Annual Shareholders’ Meeting of May 21, 2007. The balance mentioned relates to the current authorization and takes account of the 127,391 shares issued from May 28 to December 31, 2008.

The 432,641 France Telecom shares thus issued were issued following exercise of the option-related liquidity instruments allocated in August 2005 under the 32nd resolution voted by the Annual Shareholders’ Meeting of April 22, 2005. Considering the number of option-related liquidity instruments remaining at December 31, 2008, 16,886,498 shares of a nominal value of 4 euros could still be issued.

Delegation of powers to the Board of Directors to issue, free of charge, option-related liquidity instruments to holders of Orange S.A. share subscription options having signed a liquidity contract with the Company (14th resolution)	May 27, 2008	18 months November 26, 2009	1,000,000	____	1,000,000

Delegation of powers to the Board of Directors to issue common shares of the Company and securities giving access to ordinary shares of France Telecom or of one of its subsidiaries, with shareholder preemptive rights

(8th resolution)

	May 21, 2007	26 months July 20, 2009	4 billion	___	4 billion

Delegation of powers to the Board of Directors to issue common shares of the Company and securities giving access to ordinary shares of France Telecom or of one of its subsidiaries, without preferential subcription rights

(9th resolution)

	May 21, 2007	26 months July 20, 2009	4 billion	___	4 billion

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Delegations granted by the Annual Shareholders’ Meeting	Date of the Annual Shareholders’ Meeting that granted the delegation	Term of the delegation and expiry date	Total amount of the delegation (in euros)	Use made of the delegation during the year	Balance (in euros)
Authorization granted to the Board of Directors to set the issue price in accordance with the terms and conditions set by the Annual Shareholders’ Meeting in the event of issue, without preferential subcription rights, to ordinary shares of the Company or securities giving access to common shares of FT or one of its subsidiaries (10th resolution)	May 21, 2007	26 months July 20, 2009	10% of the capital on the date of the Annual Shareholders’ Meeting, i.e. 1,042, 669,252 per 12-month period	___	1,042,669,252
Authorization granted to the Board of Directors to increase the number of securities to be issued, in the event of a capital increase with or without preferential subcription rights (11th resolution)	May 21, 2007	26 months July 20, 2009	15% of the initial issue	___	15% of the initial issue

Delegation of powers to the Board of Directors to issue common shares of the Company and securities giving access to ordinary shares of the Company, in the event of an exhange offer initiated by France Telecom.

(12th resolution)

	May 21, 2007	26 months July 20, 2009	4 billion	___	4 billion
Delegation of powers to the Board of Directors to issue ordinary shares and securities giving access to ordinary shares of the Company, in view of compensating contributions in kind granted to France Telecom and comprised of capital securities or securities giving access to capital (13th resolution)	May 21, 2007	26 months July 20, 2009	10% of the capital on the date of the Annual Shareholders’ Meeting, i.e. 1,042,669,252	___	1,042,669,252
Nota bene: Resolutions Nos. 10, 11 and 12 shall be charged to the maximum amount of 4 billion set by the 9th resolution.
Other financial authorizations
Delegation of powers to the Board of Directors to make capital increases reserved for members of the France Telecom Group savings plan (15th resolution)	May 27, 2008	26 months July 26, 2010	500 million	___	500 million
Authorization granted to the Board of Directors to reduce the capital by canceling ordinary shares (16th resolution)	May 27, 2008	18 months November 26, 2009	10% of the capital per 24-month period, i.e. 1,045,739,564.4 euros	___	______

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Delegations granted by the Annual Shareholders’ Meeting	Date of the Annual Shareholders’ Meeting that granted the delegation	Term of the delegation and expiry date	Total amount of the delegation (in euros)	Use made of the delegation during the year	Balance (in euros)

Delegation of powers to the Board of Directors to issue, on one or more occasions, in France or abroad and/or on the international market, securities that grant entitlement to the allocation of debt securities, such as bonds, similar securities, fixed or non fixed term subordinated securities or any other securities granting, in a same issue, a same right of receivable against France Telecom

(18th resolution)

	May 21, 2007	26 monthsJuly 20, 2009	10 billion	___	10 billion
Delegation of powers to the Board of Directors to increase the Company’s capital by capitalization of reserves, profits or premiums (19th resolution)	May 21, 2007	26 monthsJuly 20, 2009	2 billion	___	2 billion
Authorization granted to the Board of Directors to allocate subscription and/or purchase options to ordinary shares of the Company to employees and corporate officers (20th resolution)	May 21, 2007	38 monthsJuly 20, 2010	2% of the capital at May 21, 2007, i.e. 208,533,850.40 euros		2% of the capital at May 21, 2007, i.e. 208,533,850.40 euros

Nota bene: Under the fifth resolution voted by the Annual Shareholders’ Meeting of September 1, 2004, 10,093,300 share subscription options representing 0.41% of the Company’s capital were allocated on May 21, 2007. At the end of said new allocation and previous plans, the aforementioned delegation was used up to 1.02% of the Company’s capital at September 1, 2004, Following the early exercise of options on said plan by employees of Orange Internet and cell phone subsidiaries in the Netherlands assigned on October 1, 2007, during FY 2008, 5,350 France Telecom shares were issued resulting in a capital increase of 21,400 euros.

Delegation granted to the Board of Directors freely allocate the Company’s existing ordinary shares (12th resolution)	April 21, 2006	38 monthsJune 21, 2009	1% of the capital on the date of the Annual Shareholders’ Meeting, i.e. 104,122,391 euros		53,779,503

Nota bene: 10,777,722 shares were allocated on April 25, 2007 and 1,808,000 shares were allocated on December 4, 2007, i.e. a total of 12,585,722 shares representing 0.48% of the capital at April 21, 2006.

Authorization granted to the Board of Directors to record the capital increases made on account of exercise of Wanadoo share subscription options following the takeover of Wanadoo’s commitments with regard to option holders

(2nd resolution)

	September 1, 2004	Term of validity of option plans	Amount of option plans within the limit of 48,000,000 euros	204,334 France Telecom shares were issued following the exercise of options during the year resulting in a capital increase of 817,336 euros	At December 31, 2008, 4,644,234 options were still exercisable granting entitlement to a same number of France Telecom shares with a nominal value of 4 euros

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 440

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26.3     STATUTORY AUDITORS’ REPORTS

Statutory Auditors’ special report on regulated agreements and commitments with third parties

Fiscal Year ended December 31, 2008

Dear Shareholders,

In our capacity as statutory auditors of your Company, we hereby report on regulated agreements and commitments with third parties.

The terms of our engagement do not require us to identify such agreements and commitments, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements and commitments brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article R. 225-31 of the French Commercial Code (“Code de Commerce”), to assess the interest involved in respect of the conclusion of these agreements for the purpose of approving them.

Agreements and commitments authorized during the year

We hereby inform you that no agreement or commitment entered into during the year, to which Article L. 225-38 of the French Commercial Code would be applicable, has been brought to our attention, other than the commitment made in favor of Mr. Didier LOMBARD, Chairman and CEO of your Company. This commitment was authorized by the Board of Directors on April 2, 2008, was mentioned in our special report dated April 17, 2008 and was already approved by your Annual Shareholders’ Meeting on May 27, 2008 in its 5th resolution.

Pursuant to the terms of the above-mentioned commitment, should Mr. Didier LOMBARD’s position as a senior corporate officer of the Company be terminated, the Board of Directors may decide to grant him in respect of such termination of his corporate duties, a severance payment representing a maximum amount of 21 months if his compensation, calculated based on his total average gross compensation during the 24 months preceding the date on which the Board of Directors votes on this matter. This amount shall include all payments granted in respect of the termination of his employment contract which is currently suspended.

The Board of Directors at its April 2, 2008 meeting has subordinated the possible granting of this payment to the achievement of the following performance conditions: Mr. Didier LOMBARD must achieve the objectives set by the Board of Directors for the determination of his variable compensation during the four half-years preceding the Board meeting which votes on this payment.

Agreements and commitments authorized during previous years and having continuing effect during the year

In addition, pursuant to the French Commercial Code, we have been advised that the following agreements and commitments authorized in previous years have had continuing effect during 2008:

•

with Mr. Didier Lombard

This agreement provides that the period of professional activity corresponding to his duties as a senior executive corporate officer of the Company is to be taken into account on the date of reactivation of his employment contract, suspended as of the date of his appointment as Chairman and CEO, within the calculation of his supplementary « non-standard » retirement pension.

•

between Wanadoo SA and Freeserve.com

As a result of the absorption of its subsidiary Wanadoo SA, France Telecom SA has assumed and agreed to honor the terms and conditions of the following regulated agreement entered into by Wanadoo SA:

Under the terms of this agreement, Wanadoo acts as guarantor for Freeserve.com, and provides a surety to the Royal Bank of Scotland, in respect of a lease agreement for premises located in Leeds, UK.

The commitment agreed to concerns the term of the lease, i.e., 15 years until June 2017. The annual rent guaranteed amounts to £0.273 million, for a remaining commitment estimated at £2.304 million at the end of December 2008.

We conducted our procedures in accordance with the professional guidelines of the French National Institute of Statutory Auditors (“Compagnie Nationale des Commissaires aux Comptes”) relating to this engagement. Those procedures consisted in verifying the information provided to us with the relevant source documents.

French original signed at Neuilly-sur-Seine and Paris – La Défense, March 4, 2009 by

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG AUDIT
Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 441

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Combined Shareholders’ Meeting of May 26, 2009

(11th, 12th, 13th, 14th and 15th resolutions)

Statutory Auditors’ report on the issuance of shares and securities, with or without preferential subscription rights

To the Shareholders,

As statutory auditors of your Company and pursuant to the engagement set forth in the French Commercial Code (Code de commerce) and notably Articles L. 225-135, L. 225-136, and L. 228-92, we hereby report to you on the proposed delegation of powers to the Board of Directors to perform various issues of shares and securities, which are subject to adoption by the shareholders.

Your Board of Directors proposes, based on its report:

•

that shareholders delegate to it, for a period of 26 months from the date of the Annual Shareholders’ Meeting, the powers to decide on the following transactions, and asks that you waive your preferential subscription right, when necessary, to these shares and securities:

•

issuances of ordinary shares of the Company and securities conferring access to existing shares or to shares to be issued of the Company, or securities conferring access to existing shares or to shares to be issued by a company in which France Telecom owns, directly or indirectly, over 50% of the share capital (a “Subsidiary”), with retention of your preferential subscription rights (11th resolution),

•

issuances by public offerings, and/or by offerings made to qualified investors as defined by the French Monetary and Finance Code (Code monétaire et financier) of (i) ordinary shares of the Company, (ii) securities conferring access to existing shares or to shares to be issued of the Company, and (iii) securities conferring access to existing shares or shares to be issued by a company in which France Telecom owns, directly or indirectly, over 50% of the share capital (a “Subsidiary”), with waiver of your preferential subscription rights (12th resolution),

•

issuances of ordinary shares of the Company or securities conferring access to existing shares or shares to be issued of the Company, in the event of a public exchange offering initiated by the Company (14th resolution), in accordance with and under the terms and conditions set forth in the above-mentioned 12th resolution;

•

that shareholders delegate to its, for a period of 26 months from the date of the Annual Shareholders’ Meeting, the powers to define the terms and conditions for issuance of ordinary shares of the Company and securities conferring access to existing shares or to shares to be issued, in consideration for contributions in kind granted to the Company and comprised of equity securities or securities conferring access to the share capital (15th resolution), for a maximum nominal capital increase set at 10% of the Company’s capital.

The maximum nominal capital increase of France Telecom, immediately or in the future, cannot exceed €2 billion pursuant to the 11th resolution and €1.5 billion pursuant to the 12th and 14th resolutions, and in any event must remain within the overall maximum authorization of €3.5 billion set forth in the 18th resolution pursuant to resolutions 11 to 17. The overall nominal amount of debt securities whose issuance could be completed pursuant to the 11th, 12th, 13th, 14th and 15th resolutions cannot exceed €10 billion.

The number of securities for any issuance decided on pursuant to the 11th and 12th resolutions can be increased in accordance with Article L. 225-135-1 of the French Commercial Code, should you adopt the 13th resolution.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225 113, R. 225-114 and R. 225-117 of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified information extracted from the accounts, regarding the proposed waiver of your preferential subscription rights, and on certain other information concerning these transactions contained in this report.

We conducted our procedures in accordance with the professional standards applicable in France. Those standards require that we plan and perform procedures to verify the contents of the Board of Director’s report in respect of these transactions and the terms and conditions applied when determining the price of equity securities to be issued.

Subject to our future examination of the terms and the conditions of proposed issuances , we have no matters to report regarding the terms and conditions to be applied when determining the price of equity securities to be issued as described in the Board of Directors’ report, pursuant to the 12th resolution.

Furthermore, we cannot express an opinion on the terms and conditions for determining the price of equity securities to be issued pursuant to the 11th, 14th and 15th resolutions, which are not contained in the Board of Director’s report.

As the issue price of equity securities to be issued has not been set, we cannot express an opinion on the final terms and conditions under which the issuance would be carried out, and as such, on the proposed waiver of your preferential subscription rights as indicated in the 12th, 14th and 15th resolutions.

In accordance with Article R. 225-116 of the French Commercial Code, we will issue an additional report, if necessary, when these powers are exercised by your Board of Directors in the event of issuances of ordinary shares without preferential subscription rights, or issuances of securities conferring access to the share capital.

French original signed at Neuilly-sur-Seine and Paris – La Défense, on March 25, 2009 by

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG Audit
Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 442

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Combined Shareholders’ Meeting of May 26, 2009

(16th resolution)

Statutory Auditors’ report on the issuance of shares with cancellation of preferential subscription rights, reserved for persons signing a liquidity contract with your Company in their capacity as holders of shares or stock options of Orange S.A.

To the Shareholders,

As statutory auditors of your Company and pursuant to the engagement set forth in Articles L. 225-135 et seq of the French Commercial Code (Code de commerce), we hereby report to you on the proposed issuance of ordinary shares with cancellation of preferential subscription rights, to be subscribed either in cash or by offsetting of debts, reserved for persons signing a liquidity contract with your Company in their capacity as holders of shares or stock options of Orange S.A, a transaction which is subject to adoption by the shareholders.

The maximum nominal capital increase resulting from all issuances carried out pursuant to this delegation is set at €70 million, without taking into account the adjustments that may be carried out to protect the interests of persons signing a liquidity contract; this amount will be charged against the maximum share capital increase of €3.5 billion pursuant to the 18th resolution.

Based on its report, your Board of Directors proposes that shareholders delegate to it for a period of 18 months from the date of the Annual Shareholders’ Meeting, the powers needed to carry out this transaction and proposes that you cancel your preferential subscription rights to these shares.

It is the responsibility of the Board of Directors to prepare a report pursuant to Articles R. 225 113 and R. 225-114 of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified information extracted from the accounts, regarding the proposed cancellation of your preferential subscription rights, and on certain other information concerning these transactions contained in this report.

We conducted our procedures in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des commissaires aux comptes) relating to this type of engagement. Those standards require that we plan and perform procedures to verify the contents of the Board of Director’s report in respect of these transactions and the terms and conditions applied when determining the price of securities to be issued.

Subject to our future examination of the conditions of the proposed capital increase, we have no matters to report regarding terms and conditions to be applied to determine the price of securities, contained in the Board of Director’s report to be issued as described in the Board of Directors’ report.

Since the issuance price has not been fixed, we cannot express an opinion on the final terms and conditions under which the capital increase would be carried out, and as such, on the proposed cancellation of your preferential subscription rights.

In accordance with Article R. 225-116 of the French Commercial Code, we will issue an additional report when the capital increase is carried out by your Board of Directors.

French original signed at Neuilly-sur-Seine and Paris – La Défense, on March 25, 2009 by

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG Audit
Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 443

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Combined Shareholders’ Meeting of May 26, 2009

(17th resolution)

Statutory Auditors’ report on the free issuance of option-based liquidity instruments reserved for those holders of stock options of Orange S.A. that have signed a liquidity contract with your Company

To the Shareholders,

As statutory auditors of your Company and pursuant to the engagement set forth in the French Commercial Code (Code de commerce), and in particular, Articles L. 225-135 and L. 228-92, we hereby report to you on the proposed free issuance of option-based liquidity instruments (“instruments de liquidité sur options – ILO”), with cancellation of preferential subscription rights, reserved for holders of stock options of Orange S.A. who have signed a liquidity contract with your Company, a transaction which is subject to adoption by shareholders.

The option-based liquidity instruments issued will be comprised of warrants that may be exercised in cash and/or new shares and/or existing shares of the Company that will be fully paid-up, if necessary by offsetting of debts.

The maximum nominal capital increase resulting from all the issues that can be carried out pursuant to this delegation is set at €1.0 million, excluding the adjustments that are likely to be carried out to protect the interests of ILO holders. Capital increases completed pursuant to this resolution will be deducted from the maximum ceiling of €3.5 billion as set forth in the 18th resolution

Based on its report, your Board of Directors proposes that shareholders delegate to it for a period of 18 months from the date of the Annual Shareholders’ Meeting, the powers needed to carry out this transaction and proposes that you cancel your preferential subscription rights to the ILO.

It is the responsibility of the Board of Directors to prepare a report pursuant to ArticlesR. 225 113, R. 225-114 and R. 225-117 of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified information extracted from the accounts, on the proposed cancellation of your preferential subscription rights, and certain other information concerning these transactions, contained in this report.

We conducted our review in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des commisssaires aux comptes) relating to this type of engagement. Those standards require that we verify the contents of the Board of Directors’ report in respect of the transactions and the terms and conditions applied when determining the price of equity securities to be issued.

Subject to a subsequent review of the terms and conditions of proposed issuances, we have no matters to report regarding the terms and conditions to be applied when determining the issuance price of equity securities to be issued, as described in the Board of Directors’ report.

Since the issuance price of equity securities has not been fixed, we cannot express an opinion on the final terms and conditions under which the issuance would be carried out, and as such, on the proposed cancellation of your preferential subscription rights.

In accordance with Article R. 225-116 of the French Commercial Code, we will issue an additional report when the issuance is carried out by your Board of Directors.

French original signed at Neuilly-sur-Seine and Paris – La Défense, on March 25, 2009 by

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG Audit
Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 444

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Combined Shareholders’ Meeting of May 26, 2009

(19th resolution)

Statutory Auditors’ report on the issuance of securities giving right to the allocation of debt securities

To the Shareholders,

As statutory auditors of your Company and pursuant to the engagement set forth in the French Commercial Code (Code de commerce), and, in particular, Article L. 228-92, we hereby report to you on the proposed delegation to the Board of Directors of the powers to decide on the issuance of marketable securities giving right to the allocation of debt securities, for a maximum amount of €7 billion, a transaction which is subject to adoption by the shareholders.

Based on its report, your Board of Directors proposes that shareholders delegate to it for a period of 26 months from the date of the Annual Shareholders’ Meeting, the powers to decide on this transaction and, when necessary, to decide on the final terms and conditions of the issuance.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225 113, R. 225-114 and R. 225-117 of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified information extracted from the accounts, and on certain other information concerning the issuance, contained in this report.

We conducted our work in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des Commissaries aux comptes) relating to this type of engagement.. Those standards require that we plan and perform procedures to verify the contents of the Board of Director’s report in respect of this transaction.

Since the characteristics, terms and conditions of this issuance have not been fixed, we cannot express an opinion on the final terms and conditions under which the issuance would be carried out.

In accordance with Article R. 225-116 of the French Commercial Code, we will prepare an additional report, when necessary, when these powers are exercised by your Board of Directors.

French original signed at Neuilly-sur-Seine and Paris – La Défense, on March 25, 2009 by

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG Audit
Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 445

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Combined Shareholders’ Meeting of May 26, 2009

(21st resolution)

Statutory Auditors’ special report on the allocation of free shares to employees or corporate officers of the Company, or of related companies or Groups as defined by the article L. 225-197-2 of the French Commercial Code

To the Shareholders,

As statutory auditors of your Company and pursuant to the engagement set forth in Articles L. 225-197-1 of the French Commercial Code (Code de commerce), we hereby report to you on the proposed allocation of free shares to employees or corporate officers of France Télécom, or of related companies or Groups as defined by the article L. 225-197-2 of the French Commercial Code.

Your Board of Directors proposes to give them the authorization to allocate free shares. Their duty is to establish a report regarding this operation that they wish to carry out. Our role is to inform you, if applicable, of our observations on the information supplied to you regarding the proposed operation.

We conducted our review in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des Commissaires aux comptes) relating this type of assignment. Those standards require that we verify that the proposed terms, conditions and characteristics of this operation as described in the Board of Directors’ report are in li ne with the legal requirements.

We have no matters to report regarding the information supplied in the Board of Directors’ report regarding the allocation of free shares.

French original signed at Neuilly-sur-Seine and Paris – La Défense, on March 25, 2009 by

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG Audit
Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 446

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Combined Shareholders’ Meeting of May 26, 2009

(22nd resolution)

Statutory Auditors’ report on the capital increase, with cancellation of preferential subscription rights, reserved for members of the France Telecom Group savings plan

To the Shareholders,

As statutory auditors of your Company and pursuant to the engagement set forth in the French Commercial Code (Code de commerce) and particularly, Articles L. 225-135, L. 225-138 and L. 228-92, we hereby report to you on the proposed delegation of powers to the Board of Directors to decide on the issuance of shares or marketable securities conferring access to the Company’s existing shares or shares to be issued, with cancellation of your preferential subscription rights, for a maximum amount of €500 million, reserved for employees and former employees who are members of the France Telecom Group corporate savings plan, including through the free allocation of shares or marketable securities conferring access to the Company’s existing shares existing or shares to be issued, a transaction which is subject to adoption by the shareholders.

In accordance with Articles L. 225-129-6 of the French Commercial Code and L. 3332-18 et seq. of the French Labor Code (Code du travail), this issuance must be approved by the shareholders.

Based on its report, the Board of Directors proposes that shareholders delegate to it for a period of 26 months from the date of the Annual Shareholders’ Meeting, the powers to decide on this transaction, and proposes that you cancel your preferential subscription right to these shares, and to decide, if necessary, the final terms and conditions of the issuance.

It is the responsibility of the Board of Directors to prepare a report in accordance with Articles R. 225-113, R. 225-114 and R. 225-117 of the French Commercial Code. Our role is to express an opinion on the fair presentation of the quantified extracted from the accounts, on the proposed cancellation of your preferential subscription rights, and certain other information concerning the transaction, contained in the report.

We conducted our review in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des commissaries aux comptes). Those standards require that we plan and perform procedures to verify the contents of the Board of Director’s report in respect of this transaction and the terms and conditions applied when determining the price of equity securities to be issued.

Subject to our future examination of the terms and conditions of the proposed issuance, we have no matters to report regarding the terms and conditions to be applied when determining the price of equity securities to be issued.

Since the issuance price of equity securities has not been fixed, we cannot express an opinion on the final terms and conditions under which the issuance would be carried out, and as such, on the proposed cancellation of your preferential subscription rights.

In accordance with Article R. 225-116 of the French Commercial Code, we will issue an additional report, when necessary, when these powers are exercised by your Board of Directors.

French original signed at Neuilly-sur-Seine and Paris – La Défense, on March 25, 2009 by

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG Audit
Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 447

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Combined shareholders’ meeting of May 26, 2009

(23rd resolution)

Statutory Auditors’ report on the share capital decrease through the cancellation of shares purchased by the Company

To the shareholders,

As statutory auditors of your Company and pursuant to the engagement set forth in the French Commerical Code and notably Article L. 225-209, paragraph. 7 on share capital decreases through cancellation of shares purchased, we have prepared this report which is intended to inform you of our assessment of the reasons for and the terms and conditions of the proposed capital decrease.

We have conducted our review in accordance with the professional guidelines of the French National Institute of Statutory Auditors (Compagnie nationale des Commissaires aux comptes) relating to this type of engagement. Those standards require us to verify if the reasons for and the terms and conditions underlying the capital decrease are regular.

The transaction involves the purchase by your Company of its own shares, up to a maximum of 10% of the Company’s share capital, pursuant to the terms and conditions set forth in Article L. 225-209 of the French Commercial Code. This authorization to purchase shares is subject to your approval at the Annual Shareholders’ Meeting, and would be granted for a period of 18 months from the date of the Annual Shareholders’ Meeting.

Your Board of Directors proposes that shareholders delegate to it for a period of 18 months from the date of the Annual Shareholders’ meeting, full powers for the purpose of cancelling shares acquired by your Company as part of the share purchase program previously authorized.

We have no comments on the reasons for or the terms and conditions of the proposed share capital decrease, which, you are reminded, may only be performed subject to the prior approval by the shareholders of the purchase by the Company of its own shares.

French original signed at Neuilly-sur-Seine and Paris – La Défense, on March 25, 2009 by

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG Audit
Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 448

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Report of the Statutory Auditors on the total amount of remuneration paid to the highest paid employees

Year ended December 31, 2008

Based on our audit of the financial statements for the year ended December 31, 2008, we confirm that the total amount of remuneration paid to the highest paid employees, determined by the company and set out in the accompanying statement as €8,591,827, is exact and corresponds to the amounts recorded in the company’s books accordingly.

French original signed at Neuilly-sur-Seine and Paris – La Défense, on March 4, 2009 by

The Statutory Auditors

DELOITTE & ASSOCIES		ERNST & YOUNG Audit
Etienne Jacquemin	Jean-Paul Picard	Christian Chiarasini

Statement of the total amount of remuneration paid to the highest paid employees

The total amount of salaries, other benefits, fees and benefits in kind paid to the ten highest paid employees during the financial year ended December 31, 2008 is 8,591,827 euros (eight million five hundred ninety one thousand eight hundred twenty seven euros).

Signed in Paris on March 3, 2009

Chairman of the Board of Directors

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 449

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2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 450

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registration document appendices

TECHNICAL GLOSSARY

452

FINANCIAL GLOSSARY

458

ANNUAL DOCUMENT PREPARED PURSUANT TO ARTICLE 222-7 OF THE GENERAL REGULATION OF THE AMF

460

CORRESPONDENCE TABLES

462

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 451

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TECHNICAL GLOSSARY

ADSL (Asymmetrical Digital Subscriber Line): broadband data transmission technology on traditional telephone network. It enables broadband data transmission (first and foremost Internet access) via paired copper cable (the most common type of telephone line found in buildings).

ARCEP: (Autorité de Régulation des Communications Electroniques et des Postes) French regulatory authority for electronic and postal communications.

ART: (Autorité de Régulation des Télécommunications) French telecommunications regulatory authority.

ATM (Asynchronous Transfer Mode): broadband transmission technique for multiplexing data flows in the form of packets (ATM standard packets) in connected mode with guaranteed service quality.

ATM (Asynchronous Transfer Mode): see “Asynchronous Transfer Mode”.

Autonomous System (AS): group of IP routers managed by a single administrative entity using a common routing protocol (Internet Gateway Protocol), and identified by a unique Autonomous System Number (ASN).

Avoidable costs: all the costs that the company will no longer bear if it stops producing a product or a service. For example, the concept of “avoidable cost” is used for calculating the additional costs related to universal-service obligations.

Backbone: fiber optic backbone transmission network for long distance and very high capacity. See DWDM and SDH.

BAS (Broadband Access Server): broadband access hub that collects incoming and outgoing traffic to DSLAM, covering the interconnection with the operator’s IP network. The BAS represents an essential part of an operator’s ADSL network. This hub equipment handles the management of user sessions (authentication, traffic control, etc.) and the concentration of Internet traffic.

BAS (Broadband Access Server): see Broadband Access Server.

Bill and Keep: interconnection regime between two network operators, according to which each of them routes network traffic from the other operator on their own network without billing it.

Bit: abbreviation for BInary DigiT. Elementary information unit with binary coding (0 or 1) used by digital systems.

BlackBerry: wireless technology developed by Research In Motion Limited allowing personal digital assistants to access and synchronize continuously with the user’s email.

Bluetooth: wireless transmission technology enabling the construction of mid-band personal networks (around 700 Kbits/s) and especially point-to-point exchanges between fixed and mobile devices (PCs, PDAs, telephones, wireless headphones, printers). This technology allows for wireless connectivity between hardware via radio bandwidths of 2.4 GHz over distances of approximately 10 meters.

Broadband Multi-site Service: solution enabling a company to connect several sites in a single city or region in order to transfer voice, data and image information at speeds of up to 2.5 Gbits. This solution is based on a backed up and dedicated local loop to ensure maximum security.

Broadband: data transmission technology where modulation is used for the simultaneous passage of several independent channels on a single medium. Term used to designate broadband networks (speeds of at least several Mbits/s). Broadband access is also used to designate ADSL (individual connection providing at least 128 Kbits/s downstream, from the switch to the user).

Capacity services: services involving an operator providing transmission capacity dedicated to a user, ensuring transparency in relation to applications supported (example: leased line service).

Centrex: service enabling one or more businesses to use a public automatic switch while benefiting from all the services available on a PABX (private automatic branch exchange).

CEPT: (Conférence européenne des postes et télécommunications) European Conference of Postal and Telecommunications Administrations. Originally a cooperative body for member states in postal and telecommunications matters, CEPT is now only concerned with subjects of a regulatory character. The Electronic Communications Committee (le Comité des Communications électroniques) established by CEPT has permanent representative bodies (European radio communications office and European telecommunications office).

CRM (Customer Relationship Management): dedicated applications that enable a company to have better knowledge of each customer, and therefore offer more targeted products and services, ensuring better customer satisfaction.

Current economic costs: regulatory method for valuing assets, defined by the ARCEP in its decision n°05-0834 dated December 15, 2005 for valuing assets in the local copper loop. Its purpose is to ensure the economic appropriateness of cost calculations for the local loop, used for regulatory purposes. In particular, current economic costs are expressed in constant currency, to compensate for the effects of inflation on investments carried out at different periods. The calculation in current economic costs also takes into account the real life of the asset, where observations show that it differs significantly from the accounting life as it was specified when investment was made in the asset, as is the case for the local loop.

2008 REGISTRATION DOCUMENT / FRANCE TELECOM – 452

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DCS 1800 (Digital Cellular System 1800) or GSM 1800: wireless operating system using the GSM standard applied to the 1,800 Mhz wavelength and adapted to micro-cellular networks.

Dense Wavelength Division Multiplexing (DWDM): transmission technology based on multiplexing wavelengths over optical fiber, enabling very high speed (up to 10 Gigabits per second) information transfers over long distance networks.

Digital dividend: a term that appeared during the debate on the new assignment of frequencies freed by the transition from analogue to digital television, which requires fewer radio frequencies. In France, the digital dividend dedicated to electronic communications designates the 72 MHz of the 790-862 MHz frequency band assigned by the Prime Minister following the proposals in the “Digital France 2012” plan.

Digital Rights Management: set of technical measures for controlling the use of works distributed on digital media. By extension, designates the legal measures taken to prevent bypassing these technical limitations.

Distribution frames: telephone network interface equipment for the grouping of local lines or loops dedicated to each subscriber in order to transfer them to the local telephone switch.

DRM (Digital Rights Management): see Digital Rights Management.

DSL (Digital Subscriber Line): technologies enabling the use of copper cables connecting subscribers for Public Switched Telephone Networks up to complete broadband transfers of digital packets. See ADSL, SDSL.

DSLAM (Digital Subscriber Line Access Multiplexer): DSL equipment for the demodulating of subscriber ADSL modems and the first level of aggregation for data transport on the IP network. The equipment is also used to filter voice and data. Installed close to local distribution frames, they generally manage between 100 and 2,000 subscribers.

DTH (Direct-To-Home Television): satellite-to-home reception via an individual antenna.

Dual-Play: broadband subscriber package including two services: Internet access and IP Telephony. See Multi-play.

DWDM: see Dense Wavelength Division Multiplexing.

EDGE (Enhanced Data rates for GSM Evolution): radio technology representing the intermediary stage between GRPS and UMTS, which is based on using existing GSM radio frequencies to offer Internet and multimedia services, with nominal rates of up to 380 Kbits/s and effective rates up to four times faster than GPRS.

Efficient operator: concept used in regulating the price of wholesale or retail services sold by an operator when the regulatory authority requires them to base their prices on the costs that are incurred. If the actual costs of this operator turn out to be higher than they should be because of its inefficiency, the corresponding excess cost is excluded from the price base used to determine prices.

Essential infrastructure: asset or service operated or controlled by a company in a dominant position, which cannot be recreated with reasonable resources and access to which is essential to competitors of this company for carrying out their own activities in an upstream or downstream market. It may consist of tangible assets (local loop, port infrastructure) or intangible assets (directory database, intellectual property). Such a qualification brings the obligation for the company in the dominant position to make its infrastructure or essential facilities available under objective and non-discriminatory conditions, based on pricing derived from costs.

Ethernet: technology for local network connections originally developed by Xerox, with computers connected by a combination of network interface cards installed on each PC and by coaxial cables linking the workstations at a rate of 10 Mbits/s. In an Ethernet network, each workstation may initiate a transmission at any time.

FDD (Frequency Division Duplexing): means of allocating UMTS frequencies, assigning a distinct frequency channel for the uplink (from the mobile terminal to the base station) and another for the downlink (base station to the mobile terminal).

Frame relay: data transmission protocol, which only uses the first two layers of the model for the international OSI (“Open System Interconnection”) standard designed to standardize and facilitate network interconnection. It enables the simultaneous connection, through statistical multiplexing, of several communications using a single access at high speeds.

FTTB (Fiber To The Building): fiber optics to the building.

FTTC (Fiber to the Curb): fiber optics to the curb.

FTTH (Fiber to the Home): connection by optical fiber directly to the subscriber’s home ensuring very high-speed transmission compatible with triple play packages.

FTTN/VDSL (Fiber to the node / Very high bit-rate DSL): network technology consisting of creating new network nodes, which are not the distribution frames for existing telephone lines, closer to final customers. These nodes, which are linked by optical fiber to the distribution frames, host the DSLAM and can receive VDSL modems. The final section going from these network nodes to subscribers is still made up of copper wires.

FTTX (Fiber To The X): generic name for different methods of optic connections.

Full MVNO : Type of MVNO which owns all the elements of a mobile network, excepting the radio access. By difference, “Service providers” resell the offer of a network operator under their own brand, and “Enhanced service providers” own some network elements in order to monitor the quality of service.

Functional separation: the partitioning of certain of an operator’s activities into a division having autonomous management and an operational relationship with the rest of the operator’s divisions that is identical to the relationship with other operators. In the United Kingdom, BT’s local loop was the subject of functional separation that led to the creation of the Openreach entity.

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Gateway: equipment making communication possible between two different networks. Some gateways are two-way and some are one-way.

Gateway: see Gateway.

Gbits or Gigabits per second: billions of bits (109) transferred per second on a transmission network. See bit.

GPRS (General Packet Radio Service): second-generation mobile communications system, which adds a packet system to the GSM network allowing data exchange and reaching theoretical speeds of around 170 Kbit/s, and actual speeds of about 40 Kbit/s under optimal conditions.

GSM (Global System for Mobile Communications): European standard for second generation mobile telephones operating in the 900–1,800 MHz frequency bands.

Hotspot: Wi-Fi access point situated in a busy public location (cafe, hotel, station, airport) providing mobile terminal users (laptops, PDAs) with wireless Internet access at speeds from 11 to 54 Mbit/s, depending on the Wi-Fi standard used. See Wi-Fi.

HSDPA (High Speed Downlink Package Access): development of a third generation (3G) UMTS mobile telephone standard, also known as 3.5G or 3G+. Through software developments, it offers performance 10 times greater than 3G technology (UMTS). It supports high speeds in packet mode on the downlink.

IMS: Standardized NGN (Next Generation Network) architecture for telephone operators, which enables the provision of fixed and mobile multimedia services. This system uses VoIP technology based on SIP standardized implementation. See SIP, NGN.

Incremental: joint and common costs: incremental costs correspond to costs borne by a company that are related to additional production. When the unit of production is related to a particular service, we speak of the incremental cost of this service. The costs of a company that are not related to a particular service are “joint costs” or “common costs”. “Joint costs” are those costs that can be assigned to a sub-assembly of services produced by the company. “Common costs” are those costs that can be assigned to the functioning of the company as a whole.

Integrated Service Digital Network (ISDN): digital network for the transmission of integrated information: data, voice and video. France Telecom’s commercial name: Numéris.

Intelligent Network (IN): network architecture concept aimed at facilitating the introduction of new services over basic services offered by the Public Switched Telephone Network. This is based primarily on the installation of the service logic and data on a central server, which manages the switches.

Internet Protocol (IP): one of the two main communications protocols between networks (the other protocol is ATM), notably used on Internet and Intranet networks. IP is an Internet-specific transfer protocol based on the principle of packet switching.

Internet Service Provider (ISP): company that provides access to the Internet for individual subscribers, businesses and corporations.

Intranet: local network that uses the same protocols and technologies as the Internet, but which, unlike the Internet, connects a set of computers in a private manner and is not open to all Internet users. Examples: company intranets, community intranets, etc.

IP (Internet Protocol): see Internet Protocol.

IP Telephony: see Voice over IP.

IRU (Indefeasible Right of Use): long-term contract ensuring the temporary ownership, over the term of the contract, of a portion of the capacities of an international cable.

Kbit/s or Kilobits per second: thousands of bits (103) transferred per second on a transmission network. See bit.

Linear services (or “linear audiovisual media services” in the regulatory terminology): services for which the supplier of the service establishes a schedule and times of transmission that are identical for all viewers (standard television).

Livebox: terminal marketed by France Telecom that offers broadband modem, router and Wi-Fi and Bluetooth wireless access point functions and provides Internet connection, television and Voice over IP via ADSL.

Local Area Network (LAN): networks enabling workstations or PCs of the same entity on the same site to be interconnected with other local networks on other sites and be linked to the public network.

Local loop: section of the telephone network connecting the local telephone switch to individual subscriber households.

Long Distance Network: public or private network covering a very large geographical scope (national or international) enabling the connection of access networks or the interconnection of private broadband networks (LAN, MAN). See Backbones.

M2M: see Machine to Machine.

Machine to Machine: exchange of information between machines that is established between the central control system (server) and any type of equipment, through one or several communication networks.

MAN (Metropolitan Area Network): broadband transmission networks with a limited geographical coverage, usually the size of a city or region.

Mbit/s or Megabits per second: millions of bits (106) transferred per second on a transmission network. See bit.

MHz: frequency measurement corresponding to one million cycles per second for an electric current (radio frequency), or a clock speed for microprocessors (computer).

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MMS (Multimedia Messaging Service): multimedia messaging that is an extension of SMS and allows the routing of images and sound on GPRS and UMTS mobile telephone networks and terminals.

MPLS: see Multi-Protocol Label Switching.

Multi-play: access solution for multiple services (Internet, television, Voice over IP) through a single broadband access point. The Livebox is the multiplay solution marketed by France Telecom.

Multiplexing: technique to simultaneously transfer several communications on a same transmission channel.

Multi-Protocol Label Switching (MPLS): a standard proposed by the Internet Engineering Task Force (IETF), an international community open to operators and network designers whose goal is to coordinate the development of, and resolve construction and protocol issues relating to, the Internet. MPLS improves network speed and efficiency, allowing routers to transfer information along pre-defined paths depending on the level of quality required.

MVNO (Mobile Virtual Network Operator): mobile operators that use third-party network infrastructures to provide their own mobile telephone services. See “Full MVNO”.

NAS (Network Access Server): see Network Access Server.

Network Access Server (NAS): sideline IP network equipment for the concentration of STN telephone modem accesses for the switched telephone network and connection to the IP network.

Next Generation Network (NGN): see NGN.

NGN (New Generation Network, or Next Generation Network): generic concept referring to IP-based voice and data networks, making it possible to switch from a simple connectivity approach to a new approach of developing services to customers (see “Internet Protocol”).

Non-linear services (or “on-demand audiovisual media services”): services requiring action from viewers before being provided. Examples: Video On Demand (VOD), access to a track/album in a musical program, access to the weather forecast, access allowing certain actions in a sports program to be reviewed, access to statistics during a sporting event.

NRA: subscriber connection nodes or switches towards which subscriber telephone lines are directed.

Outsourcing: see Outsourcing.

Outsourcing: service agreement between a company and an operator consisting of the transfer of the management of all telecommunications or computing needs.

PABX or PBX (Private Automatic Branch eXchange): private business switch.

PDA (Personal Digital Assistant): a pocket-sized handheld computer with memory of up to several megabytes and a touch-sensitive screen, often using a stylus to input data. PDAs are mainly used for calendar, address book and notebook functions, but technological progress has enabled advanced office or multimedia features to be incorporated (player for mp3, images, videos and sometimes telephone).

PDA (Portable Digital Assistant): see Personal Assistant.

Premium service: service providing attractive content that is not available from other service-providers because of its exclusivity (possibly shared), its cost, or its quality.

Price cap: price ceiling imposed by the regulator for a given period. The operator subject to a price cap may not apply prices above this ceiling.

Public Switched Telephone Network (PSTN): voice transfer network consisting of handsets, subscriber lines, circuits and switches. Also used to access certain data services.

Refarming: a process aiming to authorize operators having frequency-usage rights to use their licenses for other purposes or with other technologies than those initially specified. Term used in particular to designate the reuse, authorized by the European Commission at the end of 2007, of the 900 MHz band initially assigned to GSM for UMTS.

Roaming: making and receiving calls while in the coverage area of a network to which the caller is not subscribed. A prime example is the use of a wireless device abroad on another operator’s network.

Roaming: see Roaming.

Router: interconnection gateway between several servers installed on a network node, designed to optimize data transmission and give users access to all available services on this network.

Service Provider: see “Full MVNO”.

SDH (Synchronous Digital Hierarchy): see Synchronous Digital Hierarchy.

SDSL (Symmetric Digital Subscriber Line): DSL symmetrical rate connection technologies. See DSL, ADSL.

SHDSL (Symmetric High bitrate DSL): symmetric DSL broadband international standard (192 kbps to 2.3 Mbps). Also called G.shdsl.

SIP (Session Initiation Protocol): standard IP open protocol for multimedia transmission intended to transmit voice, video, video-telephony, instant messages, virtual reality and video games. The most used Internet protocol for Internet phone (VoIP).

SLA (Service Level Agreement): agreement under the terms of which a telephone operator or Internet service provider contractually undertakes to provide a quality of service subject to financial penalties.

SMS (Short Message Service): communication service based on short written messages on mobile telephone handsets and networks.

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SOHO (Small Office, Home Office): refers to the computing market for very small companies (less than twelve employees).

SS7 (Signaling system 7): exchange of information required for the management of a telephone call (completion and break, maintenance and supervision and billing) completed in a digital form by a network separate from the one used for the call itself.

SS7: see Signaling System 7.

STP (Signal Transfer Points): routers of a signaling network that transmit signals between switches.

STP (Signaling Transfer Point): see STP.

Switches: telephone call management systems with three functions: interconnection (between an incoming and outgoing connection), call management (completion and termination of calls) and administrative orders (cost-assessment, operation and maintenance).

Symmetric Regulation: regulation applicable to all operators offering the same service, in contrast to asymmetric regulation, applicable only to operators recognized as having significant market power by a regulatory authority.

Synchronous Digital Hierarchy (SDH): very high speed fiber optic transmission standard that enables the transport of packets of information at various speeds in a secure manner, while facilitating their management.

Tbit/s or Terabits per second: billions of bits (1012) transferred per second on a transmission network. See bit.

TDD (Time Division Duplexing): means of allocating UMTS frequencies, based on allocating distinct time slots for the uplink (from the mobile terminal to the base station) and the downlink (base station to the mobile terminal) on the same frequency band.

TDSL (Turbo Digital Subscriber Line): ADSL business offer.

Third Party Maintenance Application: type of outsourcing concerning the maintenance of a company’s software by an outside service provider. Usually, there is only a contractual guarantee of resources, not of results.

TMA: see Third party maintenance application.

Transpac: see X25.

Triple-Play: broadband subscription package including Internet access, telephony and an package of television channels.

UGC (User generated content): see User generated content.

UMA (Unlicensed Mobile Access): standard to enable roaming between mobile telephony (GSM, UMTS) and radio infrastructures (Wi-Fi, Bluetooth). Unik telephone in France (Unique in Great Britain, Unico in Spain, Unifon in Poland), is the telephone marketed by France Telecom with the UMA standard.

UMTS (Universal Mobile Telecommunications System): third generation (3G) mobile telephony standard enabling high volume communication (up to 2 Mbits/s in theoretical symmetrical flow) on frequency bands of 1.9 to 2.2 GHz.

Unbundling: obligation for operators owning local loops to provide access to their copper wires by third party operators. The third-party operator compensates the operator-owner for this use and installs its own transmission equipment at the end of the local loop to connect the subscribers to its own network. Co-localization of equipment is also offered to third party operators in addition to unbundling. The unbundling of the local loop can be shared or full. Shared unbundling enables the third-party operator to offer a broadband service on the highest frequency spectrum of the line, whereas the operator-owner continues to provide the subscription and telephone service on the lowest frequency spectrum. Full unbundling allows the third-party operator to control and use the full frequency spectrum of the line and provide telephone as well as broadband services.

Unik: mixed GSM and Wi-Fi telephone marketed by France Telecom in France which, while using the same handset, enables calls to be made from home using the Livebox, and outside the home using the GSM network, with specific prices on the two types of calls. See UMA.

User Generated Content (or UGC): types of media (digital video, blogs, podcasting, mobile telephony, wikis) where the content is mainly produced or directly influenced by final users and is made freely available to other users. These forms of media often use free software or new copyright licenses that reduce barriers to entry.

Video-telephony: technique making it possible to call and view the person called onscreen, displaying photos, videos and using MMS services, transmitting sound and images in real-time through a telephone line using a videophone. France Telecom’s video-telephony service is “Maligne visio”.

Virtual Mobile Operator: see MVNO.

Virtual Private Network (VPN): group of communication resources from the public network, logically organized and made available by a public operator to a client so as to offer that client exclusive company telephone services.

VOD (Video On Demand): video by request refers to the possibility of selecting digital video content and downloading it from a central server on to a computer or television.

Voice over Internet Protocol (VoIP): transport of voice services using IP technologies.

VPN (Virtual Private Network): see Virtual Private Network.

WAN (Wide Area Network): network spanning several buildings or a town or city. See MAN.

WAP (Wireless Application Protocol): protocol optimizing Internet access from mobile terminals.

WDM (Wavelength Division Multiplexing): see Dense Wavelength Division Multiplexing.

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Wi-Fi (Wireless-Fidelity): technology enabling the connection of wireless equipment using radio waves in the 2.4 GHz wavelength, at speeds of 11MBit/s (802.11b standard) or 54 Mbit/s (802.11g standard). By extending the Ethernet protocol to cover radio services, Wi-Fi offers businesses and individuals the ability to wirelessly connect several computers or shared devices in a network over distances that may reach several dozen meters.

WiMax: wireless broadband transmission standard operating at 70 Mbit/s (802.16 standard), which enables several Wi-Fi access points to connect to a fiber optic network and therefore increases the range of Wi-Fi networks. With a nominal range of 50 km, it should eventually enable the development of city-wide networks (MAN) based on a single access point.

X 25: standardized communications protocol enabling a link to be established between two pieces of equipment using a “packet switch” network. The Transpac network was the first public X.25 network open to the world using this technology.

xDSL: See DSL.

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FINANCIAL GLOSSARY

ARPU (PCS segment): The average annual revenue per user (ARPU) is calculated by dividing the network revenues (see this definition) generated over the last twelve months (excluding any revenues from mobile virtual network operators, MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. The ARPU is expressed as annual revenues per customer.

ARPU for Consumer fixed-line services (HCS segment): the average monthly revenues per line for Consumer fixed-line services (ARPU) is calculated by dividing the average monthly revenues, on the basis of the last twelve months, by the weighted average number of lines for Consumer fixed-line services over the same period. The weighted average number of lines for Consumer fixed-line services is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines for Consumer fixed-line services at the beginning and the end of the month. The ARPU for Consumer fixed-line services is expressed as monthly revenues per line.

AUPU (PCS segment): the average monthly usage per user (AUPU) is calculated by dividing the average monthly minutes used over the preceding twelve months (outgoing calls, incoming calls and roaming, excluding traffic for mobile virtual network operators - MVNO) by the weighted average number of customers over the same period. The AUPU is expressed in minutes as monthly usage per customer.

Average number of employees (full-time equivalents): average number of active employees over the period, pro rata to their working time, including permanent and fixed-term contracts.

CAPEX: capital expenditures on tangible and intangible assets excluding telecommunication licenses and excluding investments financed through finance leases (see Section 9.1.5.3 Financial aggregates not defined by IFRS and Segment information in the Consolidated Financial Statements).

Capital expenditures on tangible and intangible assets excluding licenses: see CAPEX.

Change in operating working capital requirement: change in net inventories, plus change in trade receivables, plus change in trade payables (excluding fixed asset suppliers).

Change in total working capital requirement: change in operating working capital requirement, plus change in other receivables, plus change in other liabilities.

Commercial expenses: see External purchases.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period. This transition from data on a historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended to the data for the corresponding period from the preceding year. Data on a comparable basis are not intended to replace the data on a historical basis for the year ended or the previous periods.

EBITDA: operating income before depreciation and amortization and before impairment of goodwill and non-current assets (see Section 9.1.5.3 Financial aggregates not defined by IFRS).

Equipment revenues (PCS segment): equipment revenues include the sale of mobile handsets and accessories.

External purchases: external purchases (see Note 5 to the Consolidated Financial Statements) include:

•

Commercial expenses: external purchases including the purchase of handsets and other products sold, retail fees and commissions, and advertising, sponsoring and brand costs;

•

Service fees and inter-operator costs;

•

Other network expenses and IT expenses: external purchases including outsourcing fees relating to technical operation and maintenance and IT expenses; and

•

Other external purchases: external purchases including overheads, real estate fees, equipment purchases and call center outsourcing fees, net of capitalized costs of goods and services.

Financial investments: cash paid for investment securities (net of cash acquired or transferred).

GOM: gross operating margin (see Section 9.1.5.3 Financial aggregates not defined by IFRS, Segment information in the Consolidated Financial Statements and Note 2 to the Consolidated Financial Statements). Revenues less external purchases, other operating expenses (net of other operating incomes) and labour expenses (wages and employee benefit expenses). The labour expenses (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation.

Gross operating margin: see GOM.

Growing markets: Botswana, Cameroon, Ivory Coast, Egypt, Equatorial Guinea, Guinea, Guinea-Bissau, Mauritius, Jordan, Kenya, Madagascar, Mali, Mexico, Moldova, Niger, Central African Republic, Dominican Republic, Romania, Senegal, Slovakia, Vanuatu, Vietnam and other markets.

Labor expenses (wages and employee benefit expenses): see OPEX.

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Mature markets: France, United Kingdom, Spain, Poland, Belgium, Switzerland, the Netherlands (to September 30, 2007, see Section 9.1.5.1 “Transition from data on a historical basis to data on a comparable basis”) and Luxembourg.

Net financial debt: Net financial debt as defined and used by France Telecom (see Note 21 to the Consolidated Financial Statements) corresponds to total financial liabilities excluding liabilities linked to operations (converted at the year-end closing rate), less i) derivative instruments carried in assets for trading, cash flow hedges, fair value hedges and net investment hedges, ii) cash collateral paid on derivative instruments, iii) cash and cash equivalents and financial assets at fair value, and iv) deposits paid on certain specific transactions (if the related debt is included in gross financial debt). The Group has set up derivatives that are eligible for cash flow hedge and net investment hedge accounting. The underlying items hedged by these derivatives (future cash flows, net investment) are not included in the calculation of net financial debt, whereas, their market value is included in the calculation. The lines “effective portion of cash flow hedges” and “unrealized portion of net investment hedges” are added to net financial debt in order to offset this temporary difference.

Network revenues (PCS segment): network revenues represent the revenues (voice, data and SMS) generated through use of the mobile network, including revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services, and revenues from mobile virtual network operators (MVNO). It represents the most relevant recurring income for the wireless business and is directly correlated with business indicators.

“Non-voice” service revenues (PCS segment): “non-voice” services revenues correspond to network revenues (see this definition), excluding revenues generated by “voice” (excluding revenues from mobile virtual network operators, MVNO). For example, it includes revenues generated by sending text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and content revenues from customers (downloading of ring tones, sports results, etc.).

Number of employees (active employees at end of period): the number of people working on the last day of the period, including both permanent and fixed-term contracts.

Operating expenses excluding labor expenses (wages and employee benefit expenses): see OPEX.

Operating expenses included in the calculation of gross operating margin (GOM): see OPEX.

Operating income before depreciation and amortization and impairments: see EBITDA.

OPEX: Operating expenses (see Note 5 of the Consolidated Financial Statements) included in the determination of gross operating margin (GOM), including:

•

Labour expenses (wages and employee benefit expenses): the labour expenses (wages and employee benefit expenses) included in the determination of the gross operating margin (GOM) do not include employee profit sharing or share-based compensation costs. These are part of the costs included between the gross operating margin (GOM) and operating income. Labour expenses (wages and employee benefit expenses) are net of capitalized labour expenses;

•

OPEX excluding labour expenses (wages and employee benefit expenses): operating expenses excluding labour expenses (wages and employee benefit expenses) included in the calculation of the gross operating margin (GOM) include external purchases (see External purchases) and other operating incomes and expenses. Operating expenses excluding labour expenses (wages and employee benefit expenses) are net of capitalized costs.

OPEX excluding labor expenses (wages and employee benefit expenses): see OPEX.

Organic cash flow: net cash provided by operating activities minus purchases of property, plant and equipment and intangible assets (net of the change in amounts due to fixed asset suppliers) plus proceeds from sales of property, plant and equipment and intangible assets (see Section 9.1.5.3 Financial aggregates not defined by IFRS).

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Step up clause: clause to revise upwards the interest rate on a coupon of a loan in the event of a long-term rating downgrade of France Telecom by notation agencies, according to rules defined contractually. This clause may also allow a decrease on the interest rate of the coupon in the event of a rating upgrade, without the interest rate being able to fall below the initial loan rate.

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ANNUAL DOCUMENT PREPARED PURSUANT TO ARTICLE 222-7 OF THE GENERAL REGULATION OF THE AMF

Pursuant to Article 222-7 of the General Regulation of the AMF, the following table gives the list of all information made public by France Telecom since March 1, 2008 to meet the legal and regulatory requirements governing financial instruments, issuers of financial instruments and financial markets. This information is available on the Group’s website www.orange.com.

Date	Information
Press Releases
03/05/2008	France Telecom announces the acquisition of Cityvox
03/07/2008	France Telecom announces registration of the Registration Document with the AMF
03/18/2008	Orange opens its Technocentre in Jordan
03/25/2008	Changes within France Telecom’s Executive Management
03/25/2008	Raoul Roverato appointed Executive Vice-President in charge of Orange’s new growth businesses
05/05/2008	France Telecom announces registration of the 2007 annual report “Form 20-F” with the SEC
05/07/2008	Financial information for the first quarter 2008
05/14/2008	Bond issue of 2 billion euros in two tranches
05/20/2008	A legal proceeding opens concerning the pension plan for French civil servants employed by France Telecom
05/22/2008	International strategic partnership between Orange and Nokia in the area of mobile services
05/27/2008	The CSA assigns Orange a DVB-H frequency to broadcast the Orange sports TV channel on IPTV
06/05/2008	Xavier Couture is appointed Head of Orange Content
06/05/2008	France Telecom begins private talks with TeliaSonera with the aim of linking the two groups
06/30/2008	France Telecom abandons talks with TeliaSonera
07/02/2008	Etisalat and France Telecom conclude a strategic partnership in technology and marketing
07/02/2008	Half-yearly report on liquidity contract
07/21/2008	France Telecom publishes its 2007 Corporate Responsibility and Sustainable Development report
07/31/2008	2008 half-yearly results
08/21/2008	France Telecom announces the publication of its financial report for the first half-year 2008
09/17/2008	Launch of Orange in Kenya
09/19/2008	ONE becomes Orange in Austria
10/07/2008	Orange obtains a mobile operator license in the Republic of Armenia
10/20/2008	Orange to launch services in Uganda
10/30/2008	Financial information for the third quarter 2008
11/03/2008	Orange acquires citydisc
11/10/2008	Bond issue of 500 million British pounds
11/19/2008	France Telecom begins exclusive talks to obtain a license in Togo
11/25/2008	France Telecom repurchases part of its OCEANE with a maturity of January 1, 2009 and undertakes to repurchase all outstanding OCEANE
12/01/2008	Etisalat and France Telecom sign a cooperation agreement
12/03/2008	France Telecom applies the AFEP-MEDEF recommendations concerning executive compensation
12/04/2008	In partnership with BNP Paribas, Orange introduces the Orange Money service in Ivory Coast, the first service for payment and money transfer by mobile telephone in West Africa
12/08/2008	France Telecom announces the result of the procedure for repurchasing its OCEANE with maturity of January 1, 2009

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Date	Information
12/16/2008	Numéricable, Orange and SFR conclude an agreement for deploying optical fiber in France
12/17/2008	The Competition Council’s decision on marketing the iPhone in France
01/06/2009	Disclosure of trading in own shares
01/07/2009	Half-yearly report on liquidity contract
01/13/2009	Bond issue of 375 million CHF
01/13/2009	Orange Business Services acquires the operations of Data & Mobiles company
01/14/2009	Bond issue of 1 billion euros
02/09/2009	Internet sites Topachat.com and Clust.com sold
02/24/2009	Appointments at France Telecom-Orange
03/04/2009	2008 Annual Results
03/04/2009	Orange 2012: Strategy confirmed
03/10/2009	Orange launches its mobile telecommunications services in Uganda
Information published in the Bulletin des Annonces Légales Obligatoires (BALO)
04/02/2008	Repurchase by France Telecom of Perpetual Bonds Redeemable for Shares (“Banques” Tranche)
04/09/2008	Notification of the Combined Shareholders’ Meeting of May 27, 2008
04/11/2008	Corporate and consolidated financial statements at December 31, 2007
05/09/2008	Invitations issued for the Combined Shareholders’ Meeting of May 27, 2008
05/14/2008	Consolidated revenues at March 31, 2008
06/16/2008	Notification of adjustment of share allocation ratio
06/27/2008

Confirmation of the approval without amendment by the Combined Shareholders’ Meeting of May 27, 2008 of the corporate and consolidated financial statements (for the year ended December 31, 2007) and of the proposed appropriation of earnings

07/18/2008	Repurchase by France Telecom of Perpetual Bonds Redeemable for Shares (TDIRA) (“Banques” Tranche)
08/13/2008	Consolidated revenues at June 30, 2008
08/15/2008	Repurchase by France Telecom of Perpetual Bonds Redeemable for Shares (TDIRA) (“Banques” Tranche)
09/19/2008	Notification of adjustment of share allocation ratio
Documents filed with the Autorité des Marchés Financiers
03/05/2008	2007 Registration Document
06/16/2008	Securities trading declaration
07/31/2008	Financial report on the first half-year 2008
08/11/2008	Securities trading declaration
01/08/2009	Ownership threshold declarations by ERAP and by the French government
Documents filed with the Securities and Exchange Commission (1)
05/02/2008	2007 Annual Report “Form 20-F” including additional information linked to the listing of France Telecom on the New York Stock Exchange
12/08/2008	“Form F-3” shelf Registration Statement for the issue of debt securities
Information filed with the Bourse de Luxembourg (2)
03/04/2008	Euro Medium Term Note Program (EMTN): 1st Addendum to the Base Prospectus of November 6, 2007
09/01/2008	EMTN program: 2nd Addendum to the Base Prospectus of November 6, 2007
11/12/2008	EMTN program: Base Prospectus
Information filed with the Japanese market authorities (3)
06/30/2008	2007 Annual Report
09/30/2008	2008 Half-year Report
11/07/2008	Shelf registration for the issue of debt securities

(1)

Only information filed exclusively with the SEC is listed. All information filed with the SEC is available at www.sec.gov.

(2)

Information available at www.bourse.lu.

(3)

Information available in Japanese on the “EDINET” website (https://info.edinet.go.jp) that includes the financial reports of issuers in Japan.

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CORRESPONDENCE TABLES

I - Annual Financial Report

The Annual Financial Report required pursuant to Article L.451-1-1 of the French Monetary and Financial Code and Article 222-3 of the General Regulations of the AMF and reporting on the items indicated below, is included in this Registration Document.

Items required by Article L.451-1-1 of the French Monetary and Financial Code and Article 222-3 of the General Regulations of the AMF	Registration Document
Consolidated financial statements (IFRS)	Section 20.2.1 pages 355 to 396
Separate financial statements (French GAAP)	Section 20.1.1 pages 251 to 353
Management report	See management report correspondence table
Declaration by the person responsible	Section 1.2 page 5
Report of the Statutory Auditors on the consolidated financial statements	Section 20.1.2 pages 354
Report of the Statutory Auditors on the separate financial statements	Section 20.2.2 pages 397 to 398
Fees paid to the Statutory Auditors	Note 33 to the consolidated financial statements page 347

II - Management report of the Board of Directors

The Management Report for 2008 reporting on the items indicated below is included in this Registration Document. It was approved by the Board of Directors of France Telecom on March 3, 2009.

Items required by the French Commercial Code, the French Monetary and Financial Code, the French General Tax Code and the General Regulations of the AMF	Registration Document
Analysis of the business performance, results and financial position of the Company, the position of the Company during the past year (L.225-100 and L.232-1 of the French Commercial Code)	Section 9.2 pages 185 to 190
Analysis of the business performance, results and financial position of the Group, the position of the Group during the past year (L.225-100-2 and L.233-26 of the French Commercial Code)	Section 9.1 pages 138 to 184
Results of the subsidiaries and of controlled companies by business segment (L.233-6 of the French Commercial Code)	Section 9.1.3 pages 155 to 173
Information on trends (L.232-1 and L.233-26 of the French Commercial Code)	Chapter 12 page 195
Material events after the balance sheet date (L.232-1 and L.233-26 of the French Commercial Code)	Section 20.2.1 pages 355 to 396 Section 20.5 page 400
Research and Development activities (L.232-1 and L.233-26 of the French Commercial Code)	Chapter 11 pages 193 to 194
Taking of equity interests in or control of companies resident in France (L.233-6 of the French Commercial Code)	Section 9.2.4 pages 190
Information on environmental issues and the environmental impact of its operations (L.225-100 and L.225-102-1 of the French Commercial Code)	Section 6.5 pages 93 to 102
Information on labor issues and the social impact of its operations (L.225-100 and L.225-102-1 of the French Commercial Code)	Section 6.5 pages 93 to 102 Chapter 17 pages 233 to 244
Description of the major risks and uncertainties (L.225-100 and L.225-100-2 of the French Commercial Code)	Chapter 4 pages 11 to 21
The Group’s financial risk management policy (L.225-100 and L.225-100-2 of the French Commercial Code)	Section 9.1.4.3.3 page 179

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Items required by the French Commercial Code, the French Monetary and Financial Code, the French General Tax Code and the General Regulations of the AMF	Registration Document
The Group’s exposure to pricing, credit, liquidity and cash flow risks (L.225-100 and L.225-100-2 of the French Commercial Code)	Section 9.1.4.3.3 page 179

Summary table of the current authorizations granted by the Annual Shareholders’ Meeting to the Board of Directors with regard to share capital increases and the use made thereof during the year (L.225-100 of the French Commercial Code)

Section 26.2 pages 429 to 440
Items likely to have an impact in the event of a public offer (L.225-100-3 of the French Commercial Code)	Section 21.3 page 407
Employee shareholding on the last day of the year (L.225-102 of the French Commercial Code)	Section 18.1 page 245
Identity of shareholders holding in excess of 5%; treasury shares (L.233-13 of the French Commercial Code)	Section 18.1 page 245
Summary of director share dealings (L.621-18-2 of the French Monetary and Financial Code and 223-26 of the General Regulations of the AMF)	Section 14.1.1.4 page 208
Total compensation and benefits of all kinds paid to each corporate officer (L.225-102-1 of the French Commercial Code)	Section 15.1 pages 224 to 225 Section 15.2 pages 226 to 228 Section 17.3 pages 239 to 244
Directorships and offices held by each corporate officer during the year (L.225-102-1 of the French Commercial Code)	Section 14.1.1.3 pages 202 to 208
Information on treasury share buybacks (L.225-211 of the French Commercial Code)	Section 21.1.3 pages 402 to 403
Amount of dividends distributed in respect of the past three years (Article 243 A of the French General Tax Code)	Section 26.2 pages 429 to 440
Changes to the presentation of the separate financial statements (L.232-6 of the French Commercial Code)	Section 9.2 page 185 to 190

III - Chairman’s report on corporate governance and internal control

The report of the Chairman of the Board of Directors required pursuant to Article L. 225-37 of the French Commercial Code and reporting on the items indicated below, is included in this Registration Document.

It was approved by the Board of Directors of France Telecom on March 24, 2009.

Items required by Article L.225-37 of the French Commercial Code	Registration Document
Composition of the Board of Directors	Section 14.1.1 page 200 to 208
Conditions of preparation and organization of the work of the Board of Directors	Section 14.1.2 pages 208 to 211
Reference to a code of corporate governance	Section 14.1.3.1 page 211
Internal control and risk management procedures put in place by the Company	Section 14.3 pages 214 to 221
Limits on the powers of the Chief Executive Officer	Section 14.2.1 page 212
Principles and rules laid down by the Board of Directors for the purposes of determining the compensation and benefits of all kinds granted to the corporate officers	Section 15.1 pages 224 to 225
Special procedures regarding shareholder participation at Annual Shareholders’ Meetings	Section 21.2.5 pages 405 to 406
Items likely to have an impact in the event of a public offer	Section 21.3 page 407

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IV - Documents sent to shareholders on request

The documents required by Article R. 225-88 of the French Commercial Code (documents sent to shareholders who request them prioi to the Annual Shareholders’ Meeting) included in this Registration Document are listed below. Other documents required by this article are included in the notice of meeting sent to shareholders and are, as is the Group’s social report, available on the website dedicated to France Telecom’s Annual Shareholders’ Meeting, at www.orange.com/finance/actionnaires.

Items required by Article R. 225-88 of the French Commercial Code	Registration Document
List of directors and Directeur Généraux (CEO and CEO delgates) and terms of office	Section 14.1.1.3 pages 202 to 208
Text of draft resolutions	Section 26.1 pages 418 to 428
Report of the Board of Directors on the resolutions	Section 26.2 pages 429 to 440
Report of the Board of Directors	See correspondance table from the management report
Statutory Auditors’ special report on regulated agreements	Section 26.3 page 441
Statutory Auditors’ report on resolutions proposed at the Annual Shareholders’ Meeting	Section 26.3 pages 442 to 448
Annual financial statements (unconsolidated)	Section 20.2.1 pages 355 to 396
Allocation of income	Section 26.2 pages 429
Statutory Auditors’ report on the annual financial statements	Section 20.2.2 pages 397 to 398
Consolidated financial statements	Section 20.1.1 pages 251 to 353
Group management report	Section 9.1 pages 138 to 184
Chairman’s report on internal control procedures	See concordance table of the Chairman’s report
Statutory Auditors’ report on the Chairman’s report on internal control procedures	Section 14.4 page 222
Summary table of delegations of authority and of powers relating to capital increases	Section 26.2 pages 438 to 440
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 14, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer